Form 20-F
period 2021-12-31
dLocal Ltd
filed 2022-05-02
CIK 1846832

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-40451

DLocal Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation)

Diego Cabrera Canay

Dr. Luis Bonavita 1294

Montevideo

Uruguay 11300

+1 (424) 392-7437

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common shares, par value US$0.002 per share	DLO	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report: 295,028,441 Common Shares, as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “US$” or “$” are to the U.S. dollar. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.

Financial Statements

dLocal was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. Until the contribution of dLocal Malta shares to it on April 14, 2021, dLocal had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, our consolidated financial statements for periods prior to the Share Contribution have been omitted from this annual report. The issued share capital reflects that of dLocal as of December 31, 2021. In accordance with IFRS, the corporate reorganization and share contribution did not qualify as a business combination, and was treated as dLocal Malta’s capital reorganization. See note 1 (General Information and Reorganization) to our consolidated financial statements.

Unless otherwise noted, the consolidated financial information presented in this annual report as of December 31, 2021, and 2020 and for the years ended December 31, 2021, 2020, and 2019, relates to us and is derived from our audited consolidated financial statements as of December 31, 2021, and 2020, and for the years ended December 31, 2021, 2020, and 2019, which we refer to as our “Audited Consolidated Financial Statements”.

We prepare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., a member firm of the PricewaterhouseCoopers global network, an independent registered public accounting firm, whose report dated March 15, 2022, is also included in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our Audited Consolidated Financial Statements are presented in U.S. dollars. Our fiscal year ends on December 31 of each year. Accordingly, all references to a particular year are to the year ended December 31 of that year.

Segment Information

We manage our business under a single operating segment, which is payment processing. We have adopted IFRS 8 (Operating Segments), which requires operating segments to be identified on the basis of internal reports regarding components of our business that are regularly reviewed by our management, including our chief operating decision maker, in order to allocate resources and to assess their performance. See note 5, (Segment Reporting), to our Audited Consolidated Financial Statements, included elsewhere in this annual report.

Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin

We only have one operating segment. We measure our operating segment’s financial performance by our Revenues and Adjusted EBITDA and Adjusted EBITDA Margin, and we use these metrics to make decisions about allocating resources.

We define Adjusted EBITDA as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment. We calculate Adjusted EBITDA Margin by dividing Adjusted EBITDA by our revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA and Adjusted EBITDA Margin are herein treated as IFRS measures in the manner in which we utilize these measures. Nevertheless, our Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for our profit for the periods presented under IFRS. We also believe that our Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way we calculate our operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, our performance measures may not be comparable to those of other entities. See “Item 5. Operating and Financial Review and Prospects” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our profit for the period.

TPV

This annual report presents TPV, which is an operating metric of the aggregate value of all payments successfully processed through our payments platform. Because our revenue depends significantly on the total value of transactions processed through our platform, we believe that TPV is an indicator of the success of our global merchants, the satisfaction of their end users, and the scale and growth of our business.

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, and public information and publications on the industry prepared by official public sources.

Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, we have not independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report. The information contained in, or accessible through, our website is not incorporated into this annual report.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•
our ability to adapt to the rapid pace of technological changes in the payments processing industry;
•
competition in the payments processing industry;
•
our ability to implement our business strategy;
•
the reliability, performance, functionality and quality of our payments processing platform;
•
fluctuations in interest, inflation and exchange rates in any of the countries we may serve in the future;
•
the availability of government authorizations or exemptions on terms and conditions and within periods acceptable to us;
•
our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
•
general economic, financial, political, demographic and business conditions in the countries we serve and their impact on our business;
•
our ability to manage operations at our current size or manage growth effectively;
•
our ability to successfully expand into new products and new markets;
•
our ability to pursue and successfully carry out strategic acquisitions or investments;
•
our ability to continue attracting and retaining new appropriately-skilled employees;
•
the potential effects of the COVID-19 pandemic and its potential to have an ongoing adverse impact on global, regional and national economies;
•
the interests of our principal shareholders;
•
changes in merchant or consumer demands regarding payment processing services and our ability to innovate to respond to such changes;
•
the availability and effective operation of management information systems and other technology;

•
our ability to comply with applicable cybersecurity, privacy and data protection laws and regulations;
•
other factors that may affect our financial condition, liquidity and results of operations; and
•
other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.
Directors and Senior Management

Not applicable.

B.
Advisers

Not applicable.

C.
Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.
Offer Statistics

Not applicable.

B.
Method and Expected Timetable

Not applicable.

Item 3. Key Information

A.
[Reserved]
B.
Capitalization and indebtedness.

Not applicable.

C.
Reasons for the offer and use of proceeds.

Not applicable.

D.
Risk factors.

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our Class A common shares could decline.

Summary of Risk Factors

An investment in our Class A common shares is subject to a number of risks, including risks relating to our business and industry, risks related to the countries in which we operate and risks related to our Class A common shares. The following list summarizes some, but not all, of these risks.

Certain Risks Relating to Our Business and Industry

•

If we cannot keep pace with rapid developments and change in our industry, including making the necessary investments to keep pace with such developments and change, the use of our services could decline, reducing our revenues.

•	Substantial and increasingly intense competition may harm our business.

•	We may not be able to successfully implement strategies to attract or retain merchants, or increase adoption of our payments processing platform, which would limit our growth.

•	We have a limited operating history with financial results that may not be indicative of future performance, and our revenue growth rate is likely to slow down as our business matures.

•	If we fail to manage our growth effectively, our business could be harmed.

•	Potential customers may be reluctant to switch to a new vendor or integrate with a new vendor, or integration may take longer than expected, which may adversely affect our growth.

•	A decline in the quality of the services we offer could adversely affect our ability to attract and retain merchants and partners.

•	Certain large merchants provide a significant share of our revenues, and the reduction in business with these merchants could materially harm our business.

•	Interruption or failure of our information technology and communications systems could impair our operations, which could also damage our reputation and harm our results of operations.

•

We are subject to cyberattacks and may be subject to breaches of our information technology infrastructure and applications, and any failure to adequately protect our information technology infrastructure and applications could result in data breaches and/or downtime and materially adversely affect our reputation, business, and financial condition.

•

We may not currently hold, or be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines, penalties or force us to discontinue operations in such jurisdictions, any of which could have a material adverse effect on our business, financial condition and results of operations.

•

We are subject to complex and evolving tax regimes and foreign exchange regulations in the countries in which we operate and failure to accurately interpret applicable tax laws or foreign exchange regulations, or changes in tax laws or foreign exchange regulations or changes in existing interpretations of tax laws or foreign exchange regulations, could have a material adverse effect on our business and financial condition.

Certain Risks Relating to the Countries in which we Operate

•	A substantial portion of our business is primarily concentrated in Latin America, exposing us to disproportionate risk to the political, regulatory, economic and social conditions in this region.

•

The governments of the countries in which we operate have exercised, and continue to exercise, significant influence over the countries’ economy. This involvement as well as the political and economic conditions in these countries could harm us and the price of our Class A common shares.

•	Developments and the perceptions of risks in emerging markets, the United States and Europe, may harm the economies of the countries in which we operate and the price of our Class A common shares.

•	Infrastructure and internet connectivity in the countries in which we operate may impact economic growth and have a material adverse effect on us.

•

Our business and results of operations may be adversely affected by political, economic and social instability risks, currency restrictions and devaluation, and various local laws associated with doing business in countries in Latin America, Africa and Asia.

•	Credit rating downgrading of the countries in which we operate could reduce the trading price of our Class A common shares.

Certain Risks Relating to our Class A Common Shares

•

An active trading market for our common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares at or above offering price and our ability to raise capital in the future may be impaired.

•

Holders of our Class B common shares together own 45.4% of our outstanding common shares and 80.6% of corresponding voting rights, and have the power, as a group, to elect a majority of the members of our board of directors, which means that these shareholders, when acting in concert, have significant influence over matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

•	Our dual class capital structure means our shares cannot be included in certain indices. We cannot predict the impact this may have on the trading price of our Class A common shares.

•

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

Risks Relating to Our Business and Industry

If we cannot keep pace with rapid developments and change in our industry, including making the necessary investments to keep pace with such developments and change, the use of our services could decline, reducing our revenues.

The electronic payments market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. Rapid and significant technological changes continue to impact the industries in which we operate, including developments in cryptocurrencies. These new services and technologies may be superior to, impair, or render obsolete the products and services we currently offer or the technologies we currently use to provide them.

In order to remain competitive, continue to acquire new clients, and maintain and enhance our customer experience and the quality of our services, we are continually involved, and must continuously invest, in a number of projects to develop new products and services, including projects to expand to new markets, integrate new payment methods and improve tools for merchants to manage their collections and disbursements. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of adoption by merchant customers. There can be no assurance that we will have the funds available to maintain the level of investment required to support our projects and any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address our customers’ needs could render our services less desirable, or even obsolete. Furthermore, even though the market for alternative payment processing services is evolving, it may not continue to expand rapidly enough for us to recover the costs we have incurred in developing new services targeted at our customers and potential customers.

In addition, the services we deliver are designed to process very complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. Some of these processes, such as exchange rate conversion, pricing, accounting and merchant settlements are not automated. Any failure to deliver an effective and secure service or any performance issue that arises with a new or existing service could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our customers or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third parties for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.

Substantial and increasingly intense competition may harm our business.

We compete in markets for payment services characterized by vigorous competition. We compete with existing providers of digital payment infrastructure solutions to facilitate pay-in and pay-out payment transactions, including both cross-border and local-to-local payment transactions. We compete with large companies, some of them with a substantially larger scale and higher investment capacity than us. We expect competition to intensify in the future as existing and new competitors introduce new services, enter our markets, compete directly with our products, or enhance existing services and as we expand our footprint into new emerging markets. A number of the companies that we compete against to attract customers may have greater financial and operational resources, a substantially larger sales force than we do, and may be more effective introducing innovative services than us, which may provide them with significant competitive advantages. Such companies may be already integrated with our current merchants and could start offering the same products and services in a less expensive and better or more attractive way than us, potentially obtaining some or all of the volumes routed to us. In the pay-out business we compete with established banks, global enterprise merchants, other financial institutions and other companies (including retailers) that may have greater liquidity and generate greater consumer confidence in the safety and efficiency of their pay-out services compared to ours. These banks take advantage of a larger scale and could offer lower prices and gain some or all of the volume processed by us. Mergers and acquisitions by or among these companies may lead to even larger competitors with more resources or more attractive pricing given their scale, which we may not be able to match. We also expect new entrants to offer competitive services, existing local payment service providers to expand their business to provide cross-border payments, or other existing providers that currently offer only limited services (such as fraud management) to expand their service offerings to compete with us. Certain merchants may have longstanding exclusive, or nearly exclusive, relationships with our competitors to accept or send digital payments in certain countries that extend to our target markets when our competitors, or we expand to new markets. These relationships may make it difficult or cost prohibitive for us to conduct material amounts of business with them. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business will suffer serious harm.

We may also face pricing pressures from competitors. Certain competitors are able to offer lower prices to merchants for similar services by cross-subsidizing their digital payments services using other services they offer. This competition may mean we need to reduce our pricing, which could reduce or eliminate our profits. As they grow, merchants may demand more customized and favorable pricing from us, and competitive pressures may require us to agree to this, reducing our profits. If market conditions require us to increase the discounts or incentives we provide, our business could be materially adversely affected.

We may not be able to successfully implement strategies to attract or retain merchants, expand our product portfolio or increase adoption of our payments processing platform, which would limit our growth.

Our customers are mostly global enterprise merchants. Our future growth and profitability will depend, in part, on our ability to retain existing merchants, attract new merchants, and get merchants to increase the volumes processed through our platform. We expect to invest substantial amounts to:

•
increase merchant awareness of our platform;
•
encourage merchants to contract and use our digital payment services;
•
grow and diversify our customer base;
•
complement our product portfolio with additional payment solutions for our merchants, which may include the processing of cryptocurrencies;
•
enhance our infrastructure to handle seamless processing of transactions;
•
continue to develop state of the art, easy-to-use technology; and
•
expand our operations into new markets.

Despite these investments, we may fail to implement these programs successfully or to substantially increase the number of merchants who pay for our payments processing platform. This could hinder growth in our revenues and harm our business.

If we are unable to attract, maintain and expand our merchant relationships, our businesses may be adversely affected.

Our growth is derived in part from acquiring new merchant relationships, developing new and enhanced product and service offerings, and cross-selling or up-selling our products and services through existing merchant relationships, including cross-selling our services to an existing merchant into new jurisdictions. We rely on the continuing growth of our merchant relationships and our distribution channels in order to expand our TPV. There can be no guarantee that this growth will continue. Similarly, our growth also will depend on our ability to retain and maintain existing relationships with merchants that use our platform. Furthermore, merchants with which we have relationships may experience bankruptcy, financial distress, or otherwise be forced to contract their operations. In addition, in certain markets, we carry out our payment processing services for merchants by means of local third-party payment service providers, or PSPs. In certain circumstances, we may decide to provide such services in other areas or directly to these merchants, which may adversely affect or lead to the termination of our relationships with certain PSPs and adversely affect our TPV. The loss of existing merchant or PSP relationships, failure to continue such relationships on similarly attractive economic terms, the contraction of our existing merchants’ operations or the inability to acquire new merchant relationships could adversely affect our TPV and our business and operating results.

We have a limited operating history with financial results that may not be indicative of future performance, and our revenue growth rate is likely to slow down as our business matures.

We began operations in 2016. As a result of our limited operating history, we have limited financial data that can be used to evaluate our current business, and such data may not be indicative of future performance. In particular, we have experienced periods of high revenue growth since we began selling our products and services, and we do not expect to be able to maintain the same rate of revenue growth as our business matures. In addition, estimates of future revenue growth are subject to many risks and uncertainties, and our future revenue may be materially lower than projected.

We have encountered, and expect to continue to encounter, risks and difficulties frequently experienced by growing companies, including challenges in financial forecasting accuracy, hiring of experienced personnel, hiring of technology employees, determining appropriate investments, developing new products and features, assessing legal and regulatory risks, among others. Any evaluation of our business and prospects should be considered in light of our limited operating history, and the risks and uncertainties inherent in investing in early-stage companies.

Our working capital needs may grow in excess of our cash generation capabilities, which may cause a decline in our cash and cash equivalents.

Our working capital needs may increase in the future. We have historically relied on our cash flow generation to satisfy our working capital needs. If our working capital needs grow in the future in excess of our cash generation, and we are not able to fund these needs with credit or other external sources, then our cash and cash equivalents may decline, and we may have to grow at a slower pace. In addition, our working capital needs may increase from time to time if and when funds are subject to restrictions on expatriation from certain jurisdictions imposed by banks, central banks or other governmental authorities in such jurisdictions, and we are required to pay merchants or make other payments prior to the receipt of such funds. In particular, to the extent there is a mismatch in timing on our TPV between funds from consumers that are retained in a local jurisdiction and the date on which we must pay merchants for the related transactions, we would be required to use our working capital to fund such payments until we are able to expatriate such funds from such jurisdictions and will be subject to foreign exchange risk on such mismatch (see “—Exchange controls and other restrictions on the movement of capital out of certain jurisdictions or otherwise affecting our settlement transactions or our subsidiaries’ ability to pay dividends or make other payments to us may have a material adverse effect on our results of operations and financial condition.”). Additionally, our working capital costs may be affected by interest and discount rates, especially in countries where payments can be made in installments and/or where we do not immediately receive the proceeds from transactions made with credit cards. All these impacts on our working capital needs may substantially harm our financial capacity.

If we fail to manage our growth effectively, our business could be harmed.

We are currently experiencing a period of significant expansion and anticipate that we will continue to expand in order to address potential growth in our customer base and take advantage of market opportunities. In order to manage our growth effectively, we must continue to invest in our existing infrastructure, develop and improve our internal controls and compliance mechanisms, create and improve our reporting systems, and address issues in a timely manner as they arise.

We must also attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual and human capital needs. While we have a number of our key personnel who have substantial experience with our operations, we have also had to hire a significant number of new employees in order to support our rapidly growing operations, including employees in technology, sales, legal, finance, accounting and compliance areas, who are gradually becoming integrated into and familiarized with our operations. As a result, we have and will continue to adapt and upgrade our controls, policies, procedures and overall operations to accommodate our growing operations and supporting personnel. Accordingly, our controls, policies and procedures, including with respect to accounting, regulatory assessment, risk management, data privacy, client on-boarding, transaction monitoring and reliance on manual controls, among other compliance matters, remain under development and may not be consistently applied or fully effective to identify, monitor and manage all risks of our business. If we do not inform, train and manage our employees properly, we may fail to comply with applicable laws and regulations, which could lead to adverse regulatory action. Moreover, the process by or speed with which our internal controls and procedures are implemented or adapted to changing regulatory or commercial requirements may be inadequate to ensure full and immediate compliance, leaving us vulnerable to inconsistencies and failures that may have a material adverse effect on our business, results of operations and financial condition. If our controls, policies and procedures are not fully effective, or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability, harm to our reputation or be subject to litigation or regulatory actions that could adversely affect our business, financial condition or results of operations.

We must constantly add new hardware, update software, enhance and improve our billing and transaction systems, and add and train new engineers, service providers and other personnel to accommodate the increased use of our platforms and the new products and features we regularly introduce. This upgrade process is expensive, and the increasing complexity and enhancement of our platform results in higher costs. Failure to upgrade our technology, features, transaction processing systems, security infrastructure, or network infrastructure to accommodate increased traffic or transaction volume could harm our business. Adverse consequences could include unanticipated system disruptions, slower response times, degradation in levels of customer support, impaired quality of merchants’ experiences of our services and delays in reporting accurate financial information.

Our revenues depend on prompt and accurate transaction processes. Currently, all our transactions are manually exported from a transaction server and registered to our accounting system, which may subject our accounting system to errors and possible mismatches between customer’s payment and our confirmation of such payment to our merchant, which may give rise to claims or allegations that could harm our business. Our failure to grow our transaction-processing capabilities to accommodate the increasing number of transactions that are processed on our platform could harm our business. Furthermore, we may need to enter into relationships with various strategic partners and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenues, and operating margins. Further, we are also expanding into new geographies, which may further strain our resources and bring new challenges. See “We are expanding and may in the future continue to expand into new industry verticals and geographic regions and offer new products, including through potential acquisition opportunities, and our failure to mitigate specific regulatory, credit, and other risks associated with a new industry vertical, geographic region or product could have an adverse effect on our business.”

We cannot assure you that our current and planned systems, policies, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our current expansion has placed a significant strain on management and on our operational, accounting and financial resources, and this strain is expected to continue. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations, which could impact the relationship with our customers, for instance. Our failure to manage growth effectively could seriously harm our business, results of operations and financial condition.

Potential merchant clients may be reluctant to switch to a new vendor or integrate with a new vendor, or integration may take longer than expected, which may adversely affect our growth.

Many potential merchant clients may have concerns about disadvantages associated with switching payment processing vendors or integrating with a new vendor, such as a loss of accustomed functionality, increased time and investments required to integrate services with a new vendor and potential business disruption. For potential clients, integrating with a new vendor or switching from another vendor or an internally-developed system may be a significant undertaking. As a result, potential clients often resist changing vendors or integrating with new vendors. We seek to overcome this resistance through strategies such as making investments in our sales personnel and in enhancing the functionality and improving the performance of our software and services. However, there can be no assurance that our strategies for overcoming potential clients’ reluctance to change vendors or integrate with a new vendor will be successful, and this resistance may adversely affect our growth. In addition, customers may take significantly longer than expected to directly integrate with us. Delays in integration, which are common and typically depend on the level of resources and efforts used by merchants, may have a material adverse effect on our growth potential and future performance.

Merchant attrition or a decline in our clients’ growth rate could cause our revenues to decline.

We may experience attrition of our merchant relationships due to several factors, including business closures, transfers of merchants’ accounts to our competitors, cancellations and account closures that we initiate due to heightened credit risks relating to contract breaches by merchants or a reduction in sales. We cannot predict the level of attrition in the future and our revenues could decline as a result of higher than expected attrition, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our growth to date has been partially driven by the growth of our clients’ businesses and the resulting growth in TPV. Should the rate of growth of our clients’ business slow or decline, this could have an adverse effect on volumes processed and therefore an adverse effect on our results of operations. Furthermore, should we not be successful in selling additional solutions to our active client base and/or expand merchant sales to other geographies, we may fail to achieve our desired rate of growth, which may have material adverse effects on our business performance, financial condition and results of operations.

Interruption or failure of our information technology and communications systems could impair our operations, which could also damage our reputation and harm our results of operations.

Our success and ability to process payments and provide high quality client service depend on the efficient and uninterrupted operation of our computer and information technology systems, as our merchant customers expect a consistent level of quality in the provision of our services. Any failure of our computer systems and information technology to operate effectively or to integrate with other systems, performance inadequacy or breach in security may cause interruptions in the availability of our sites, delays in payment processing and reduced efficiency of our operations. Factors that could occur and significantly disrupt our operations include system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures, sabotage, vandalism, terrorist attacks and similar events, software errors, computer viruses, worms, physical or electronic break-ins and similar disruptions from unauthorized tampering with our computer systems and payments platform. While we have certain backup systems and basic recovery plans for certain aspects of our operations and business processes, we do not have full redundancy in our infrastructure and our planning does not account for all possible scenarios, and requires further development, review and updates. Any disruptions or service interruptions that affect our systems could damage our reputation, require us to spend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. Certain of our agreements with third-party service providers do not require those providers to indemnify us for losses resulting from any disruption in service. Furthermore, certain critical processes, such as hosting, cloud and other IT related services, rely on single vendors or components without built-in redundancy. Accordingly, we are exposed to potential single point of failure issues that could lead to service interruptions. Any such disruptions could materially adversely affect our results of operations.

In addition, our platform and internal systems rely on software developed by us or third parties that is highly technical and complex, and depend on the ability of such software to store, retrieve, process and manage large amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected programming errors or flaws. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for companies or end-users using any elements of our platform, disruptions to the operations of our merchants, errors, or compromise our ability to support effective user service and user engagement or make us susceptible to cybersecurity breaches and attacks, or delay introductions of new features or enhancements. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation and loss of users, which could adversely affect our business, results of operations and financial conditions.

A decline in the quality of the services we offer could adversely affect our ability to attract and retain merchants and partners.

Our merchant customers expect a consistent level of quality in the provision of our services. We have service-level agreements with our merchants that define standards for the required level of service. A breach of such obligations could result in the loss of service credits and/or termination of the agreement, which would have a direct adverse financial impact on our business. Our account management and support services are a key element of the value proposition to our clients. If the reliability or functionality of our services is compromised or the quality of those services is otherwise degraded, or if we fail to continue to provide a high level of support or adapt our services to meet the evolving needs of our merchant customers, we could lose volumes coming from existing merchants and find it harder to attract new merchants and partners. In addition, if we are unable to scale our account management and support functions to address the growth of our merchant and partner network, the quality of our services may decrease, which could adversely affect our ability to attract and retain merchants and partners. See “—Interruption or failure of our information technology and communications systems could impair our operations, which could also damage our reputation and harm our results of operations.”

Certain large merchants provide a significant share of our revenues and the reduction in business with these merchants could materially harm our business.

A relatively small number of customers account for a significant share of our revenues. Our top 10 customers in terms of revenues represented approximately 56% of our revenues in the year ended December 31, 2021, 64% of our revenues in the year ended December 31, 2020, and 70% of our revenues in the year ended December 31, 2019. In the year ended December 31, 2021, there was one customer that individually accounted for more than 10% of our total revenues, in contrast with the two customers that individually accounted for more than 10% of our total revenues in the year ended December 31, 2020. In 2019, one single customer individually accounted for more than 10% of our total revenues. Failure to maintain our contracts with, or a decrease in the relevant transaction volumes from, these merchants could negatively impact our business and could lead to significant fluctuations in our operating and financial performance. While our merchant customer contracts, including those with our largest merchants, are generally of indefinite term, they are not only terminable upon relatively short written notice, but they also do not prevent merchants from transacting with and sending substantial transaction volumes to our competitors. Merchants may seek price reductions when expanding or changing their services with us and/or when the merchants’ business experiences significant volume changes. Further, certain merchants may seek to lower prices previously agreed upon to pricing competition, volume increase or other economic needs or pressures faced by the merchant. In addition, our large merchants often have arrangements with multiple payment service providers, primarily in order to mitigate certain risks, such as downtime, delayed response time or default by a payment service provider, as well as to maximize conversion among payment service providers, and to have a complete array of payment methods available. Therefore, these merchants could shift business away at any given time without necessarily terminating their contracts with us. Moreover, from time to time, our merchants may require us to provide certain services or to process certain payment volumes that we are unwilling or unable to fulfill, which may cause them to reduce or cease business relations with us or to shift payment volumes to our competitors. If our contracts with our large merchant customers are terminated or if these merchant customers shift business away from us or offer cross-border payment solutions directly, or if we are unsuccessful in retaining high renewal rates and favorable contract terms, our business, financial condition and results of operations could be materially adversely affected.

The quarterly sales activity of certain of our merchant customers may fluctuate due to seasonality, which could result in seasonality in our results of operations if a significant share of our merchant clients are subject to similar seasonal fluctuations.

Our merchant customers operate across a range of industries, such as retail, streaming, ride hailing, financial institutions, advertising, SaaS, travel, e-learning and gaming, among others, which are subject to different seasonal trends. Accordingly, we expect quarterly fluctuations in our revenues and operating results to continue. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial position. Developments in the mix of industries represented by our merchant customers could affect the seasonality of our business. If merchant customers that are subject to similar seasonal trends come to represent a large share of our clients, our results of operations and operating metrics could be subject to increased seasonal fluctuations, which could cause the price of our Class A common shares to become unpredictable or to decline.

We are subject to cyberattacks and may be subject to breaches of our information technology infrastructure and applications, and any failure to adequately protect our information technology infrastructure and applications could result in data breaches and/or downtime and materially adversely affect our reputation, business, and financial condition.

Our business involves the collection, storage, processing, and transmission of personal and financial data, including names, addresses, email addresses, tax identification numbers, credit card numbers and bank account numbers, as well as information about how consumers interact with our payments platform, all of which may be accessed by some of our employees. Our reputation depends on the reliability of our payments platform as a secure way to make payments. The techniques used to obtain unauthorized, improper, or illegal access to our systems, our data, client data or end-user data, disable or degrade service, or sabotage systems are constantly evolving and have become increasingly complex and sophisticated, may be difficult to detect quickly, and may not be recognized or detected until after they have been launched against a target. We expect that unauthorized parties will continue to attempt to gain access to our systems or facilities through various means, including hacking into our systems or facilities or those of our clients, partners, or vendors, or attempting to fraudulently induce (for example, through spear phishing attacks or social engineering) our employees, clients, partners, vendors, or other users of our systems into disclosing usernames, tax identifications, passwords, payment card information, or other sensitive information, which may in turn be used to access our information technology systems. In addition, we may also face distributed denial-of-service (or DDoS) attacks, which is a cyber-attack in which the perpetrator seeks to make a machine or network resource unavailable to its intended users by temporarily or indefinitely disrupting services of a host connected to the Internet. DDoS attacks are typically accomplished by flooding the targeted machine or resource with extraordinarily high volumes of traffic in an attempt to overload systems with the goal of disrupting the ability of commercial enterprises to process transactions and possibly making their systems unavailable to users, including clients and consumers, for extended periods of time. Recent industry experience has demonstrated that DDoS attacks continue to grow in size and sophistication and have the ability to widely disrupt internet services. Although we have systems in place to protect us against such attacks, these systems may become overwhelmed depending on the extent or sophistication of such an attack or may otherwise provide insufficient protection.

Certain efforts may be state-sponsored and supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Numerous and evolving cybersecurity threats, including advanced and persisting cyberattacks, phishing and social engineering schemes, could compromise the confidentiality, availability, and integrity of our systems, as well as the data they contain. Threats may also derive from human error, fraud or malice of employees or third party service providers, accidental technological failure or insufficient internal controls, including the ongoing challenge of managing employee access controls to our encrypted database and other information technology systems. We do not maintain insurance coverage to protect against cybersecurity risks. Although we have developed systems and processes designed to protect our data and client and consumer data and to prevent data loss and other security breaches, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures provide absolute security.

Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches. Third parties may be able to access personal or proprietary information stored on or accessible through those systems. We may experience breaches of our security measures due to human error, malfeasance, system errors or vulnerabilities, or other irregularities, and we may not have adequate internal processes for identifying and reporting cybersecurity breaches, which may lead to suspension or interruption of our services as a result of any of the above issues. For example, in 2019, we were subject to a cybersecurity breach that went undetected for just over a month that enabled fraudulent cash withdrawals from a local payment processor and resulted in the loss of approximately US$516 thousand that was borne entirely by us. While we performed a thorough investigation of this security breach and have instituted additional measures to protect against future cybersecurity and fraud-related breaches, we cannot assure that we will not be subject to similar breaches in the future.

Actual or perceived breaches of our security or malfunction in our software could, among other things:

•
interrupt our operations,
•
result in our systems or services being unavailable,
•
result in improper disclosure of data,
•
materially harm our reputation and brands,
•
result in significant regulatory scrutiny and legal and financial exposure,

•
cause us to incur significant remediation costs,
•
lead to loss of confidence in, or decreased use of, our services,
•
divert the attention of management from the operation of our business,
•
result in significant compensation or contractual penalties from us to our clients and their business partners or customers as a result of losses to them or claims by them, and
•
adversely affect our business and results of operations.

In addition, any cyberattacks or data security breaches affecting companies that we acquire or our clients, partners, payment processors or vendors (including data centers, cloud computing services, software as service providers, and others) could have similar negative effects. Actual or perceived vulnerabilities or data breaches have led and may lead to claims against us.

We also expect to expend significant additional resources to protect us against security or privacy breaches, and may be required to redress eventual problems caused by breaches. We also expect to expend significant resources to maintain compliance with applicable data protection laws in a constantly evolving regulatory landscape, in particular insofar as data protection laws evolve for data that is shared between parties or systems located in different jurisdictions. New data protection legislation is frequently under discussion in the jurisdictions in which we operate, and any new requirements applicable to our business could impose significant costs, require us to change our business practices, make it more difficult for new and existing customers to use our payments platform, and reduce the ease of use of our services, which could harm our business. We may also incur significant legal expenses in connection with such attacks, which could adversely impact our financial condition and results of operation. See also “—New and evolving regulations in respect of protection of personal data, and any failure to comply with these regulations could have a material adverse effect on our business and financial condition.”

Our insurance policies are not sufficient to cover all claims.

We have limited insurance coverage, which does not adequately cover all risks to which we are exposed, including cybersecurity risk and credit losses related to our exposure to third-party agents. A significant claim not covered by insurance, in full or in part, may result in significant expenditures by us, including with respect to legal fees and expenses. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of our Class A common shares.

Because we are a multinational company conducting a complex business in many markets worldwide, we are subject to legal, reputational and operational risks, as well as a broad array of local legal and regulatory requirements that could adversely affect our operations.

Operating a multinational business creates difficulties associated with staffing and managing our international operations, as well as complying with local legal and regulatory requirements. We operate pay-in and pay-out financial transaction processing networks, both cross-border and local-to-local, that offer payment services to customers. The laws and regulations in the markets in which we operate in respect of the products and services we offer and may offer in the future, and in respect of their application to our merchant customers, as well as the respective interpretation of those laws and regulations, evolve and are subject to rapid change, and it is not always clear how certain regulations may apply to us and our operations. As of the date of this annual report, we are licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution,

or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and we operate and are licensed, as applicable, in 35 countries in emerging markets, primarily in the Americas, Asia and Africa, with our principal operations in Latin America and India. Moreover, in Mexico, we have obtained an aggregator registration for payment processing purposes, and in Brazil, we are in the process of applying to obtain a formal payment institution authorization from the Brazilian Central Bank. We are also in the process of obtaining other approvals in other countries, including, among others, Egypt, Kenya, Morocco and South Africa as well as certain countries in the Middle East.

Furthermore, we expect to continue to expand our operations and product offerings to other countries in these regions. Some of these countries have undergone significant political, economic and social change in recent years and the risk of new, unforeseen changes in these countries remains high.

We may not be operating in compliance with all financial services regulations, foreign exchange controls, anti-money laundering and compliance regulations, transactional, sales and withholding taxes, transfer pricing rules, money remittance regulations, data protection laws, employment laws, corporate, contract, property and competition laws, and other laws or regulations to which we may be subject. We may not be compliant with licensing or registration requirements in respect of money remittance regulations in certain jurisdictions where we operate. Moreover, it is not always clear how such laws and regulations apply to our business and some of our customer’s industries (e.g. e-wallets and money remitters), including, but not limited to, the fact that some of these laws were adopted prior to the advent of the internet, mobile and related technologies, and as a result, do not contemplate or address the unique issues of the internet and related technologies, which may be especially relevant in the context of the payments industry in which we operate. As a result, some of these laws are subject to interpretation by regulators and the courts on an ongoing basis and the resulting uncertainty in the scope and application of these laws and regulations increases the risk that we will be subject to private claims and governmental actions alleging violations of those laws and regulations, including with respect to our payments practices, compliance with informational requirements, or even claims that we may be conducting business without required licenses and/or authorizations thereunder in certain jurisdictions. We may be subject to increased scrutiny by regulatory authorities in certain instances where such regulatory authorities incorrectly attribute our jurisdiction of organization or corporate structure to that of a different country or entity than our actual jurisdiction of organization or corporate structure, which can enhance risks related to regulatory oversight in certain countries due to potential geopolitical tensions. We may also be subject to increased reputational risk, or scrutinized for compliance with labor, social security or tax requirements in connection with certain of our employment practices in different jurisdictions. In addition, we cannot assure you that laws and regulations applicable to us, the products that we offer, and our customers, will not be modified or interpreted in ways that could adversely affect our business.

If we are unable to effectively manage our business to address the market demands and complexities of operating a multinational business, including due to any failure to operate our business in compliance with applicable laws and regulations across the various countries in which we operate, or adapt our business to changing legal and regulatory conditions in these countries, or fail to interpret existing or changing laws and regulations in line with the interpretations adopted by the relevant regulatory authorities, our business, financial condition and results of operations could be materially adversely affected.

See also “—We may not currently hold, or be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines, penalties or force us to discontinue operations in such jurisdictions, any of which could have a material adverse effect on our business, financial condition and results of operations,” “—Complex and enhanced regulatory oversight in the banking and financial services industry could adversely affect our operations or our relationships with our banking partners,” “—We are subject to complex and evolving tax regimes and foreign exchange regulations in the countries in which we operate and failure to accurately interpret applicable tax laws or foreign exchange regulations, or changes in tax laws or foreign exchange regulations or changes in existing interpretations of tax laws or foreign exchange regulations, could have a material adverse effect on our business and financial condition,” “—New and evolving regulations in respect of protection of personal data, and any failure to comply with these regulations could have a material adverse effect on our business and financial condition,” “—If we fail to manage our growth effectively, our business could be harmed,” and “—Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate, and operational risks could adversely affect our consolidated results of operations.”

We are expanding and may in the future continue to expand into new industry verticals and geographic regions and offer new products, including through potential acquisition opportunities, and our failure to mitigate specific regulatory, credit, and other risks associated with a new industry vertical, geographic region or product could have an adverse effect on our business.

We are expanding into new geographic regions, including through potential acquisition opportunities, and we may in the future further expand into other industry verticals. We may not be able to successfully develop products and services for these new industries, and our merchants and financial partners may not want to be associated with us if we expand into certain verticals (whether as a result of actual or perceived increases in risk or reputational concerns or otherwise), which may result in the loss of such relationships. Our investment of resources to develop products and services for the new industries we enter may either be insufficient or result in expenses that are excessive relative to payment volumes we may be able to generate in such industries. Additionally, industry participants, including our merchants, their customers and others, may not be receptive to our solution in these new industries, which may cause them to eventually reduce their volume routed through us or even stop working with us. The merchant profile or regulatory cost of compliance in new verticals may not be as attractive as in our current verticals, which may lead to higher costs and/or lower TPV levels than we have historically experienced. If we expand into new verticals or geographic regions, we will need to understand and comply with various new requirements applicable in those verticals or regions. Industries change rapidly, and we may not be able to accurately forecast demand (or the lack thereof) for our solution, or those industries may not grow. Failure to forecast demand or growth accurately in new industries, or eventual reputational damages from engaging in certain verticals, could have a material adverse impact on our business.

Developing new payment solutions involving cryptocurrencies and settling payments that may be used to purchase or sell cryptocurrencies could subject us to additional risks.

We may seek to develop products to provide for payment solutions in connection with cryptocurrencies, including settling payments with cryptocurrencies. We may have also processed (not knowingly or intentionally) and may continue to process payments in standard currencies for merchants, which payments may be used to purchase or sell cryptocurrencies. Finally, we may use cryptocurrencies/stablecoins as an alternative means for settling certain foreign exchange transactions. Cryptocurrencies represent a new and rapidly evolving industry that is subject to a high degree of uncertainty, due to, among other things, a changing landscape in the adoption and use of cryptocurrencies, limited operating histories of many cryptocurrency networks, government and quasi-government regulation of cryptocurrencies and their use, restrictions on or regulation of access to and operation of applicable blockchain and distributed ledger technology or systems that facilitate cryptocurrency issuance and trading, the taxation, and tax-related reporting, of transactions involving cryptocurrencies, the maintenance and development of the open-source software protocols of certain blockchain networks used to support cryptocurrencies, changes in consumer demographics and public tastes and preferences, the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies, and general economic conditions and the regulatory environment relating to digital assets. If we are to develop payment solutions in connection with cryptocurrencies, including settling payments that may be used to purchase or sell cryptocurrencies and settling payments with cryptocurrencies, or if we may have processed (not knowingly or intentionally) payments that may be used to purchase or sell cryptocurrencies and may continue to process such payments, we may be subject to additional regulatory risks, money laundering and terrorism financing compliance risks, as well as risks in product development related to the factors described above. There can be no assurance that we will be able to effectively assess the evolving regulatory landscape relating to cryptocurrencies, or that we will be able to successfully develop effective payment solutions in connection with cryptocurrencies, and any efforts to develop such payment solutions could be unsuccessful, or effectively address risks related to potential improper use of our payments' platform for processing payments involving cryptocurrencies, including through the potential use of our payments' platform by merchants to provide for purchases or sales of cryptocurrencies, and processing payments with cryptocurrencies, with an adverse effect on our business and results of operations.

We are exposed to fluctuations in foreign currency exchange rates.

We are exposed to currency risk on monetary amounts denominated in currencies other than our functional currency (the U.S. dollar), primarily the Argentine peso, Brazilian real, the Mexican peso, the Indian rupee, the Colombian peso, the Chilean peso and the South African rand, which have historically experienced significant devaluations. Since our financial statements are denominated in U.S. dollars, the strengthening or weakening of the U.S. dollar against these currencies may expose us to translation risk when the local currency financial statements for our subsidiaries or when the results of local transactions in such jurisdictions are translated to U.S. dollars. Additionally, as the functional currencies of our entities in emerging markets are the respective local currencies of those countries, our monetary positions in U.S. dollars in those countries may also expose us to currency risk. Furthermore, in connection with providing services in multiple currencies, we generally set applicable foreign exchange rates for every pay-in and pay-out transaction processed. We may face financial exposure or could be subject to disputes with our merchant customers if we incorrectly set applicable foreign exchange rates in our cross-border business or as a result of fluctuations in foreign exchange rates between the times that we process payment transactions in local currencies and convert them to U.S. dollars. Given that we also hold certain clients and our own funds in non-U.S. dollar currencies, our financial results are affected by the translation of these currencies into U.S. dollars. While we may take certain measures intended to manage our foreign exchange risk, including by minimizing monetary balances held in local currencies in developing countries (e.g. both by choosing in certain cases to accelerate the receipt of our receivables with processors and acquirers where possible and by transferring any excess funds to operating companies in the European Union and the United Kingdom) and engaging in hedging transactions, fluctuations in foreign exchange rates, particularly sharp devaluation of local currencies, could nevertheless have a significant impact on our business, financial condition and results of operations. See also “—Exchange controls and other restrictions on the movement of capital out of certain jurisdictions or otherwise affecting our settlement transactions or our subsidiaries’ ability to pay dividends or make other payments to us may have a material adverse effect on our results of operations and financial condition.”

We may not currently hold, or be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines, penalties or force us to discontinue operations in such jurisdictions, any of which could have a material adverse effect on our business, financial condition and results of operations.

We were issued an EU Financial Institution License that allows us to operate as a payments processor in the European Economic Area, or the EEA. As a licensed payments processor, we are subject to extensive laws and regulations applicable to licensed entities in the Eurozone and the EU. In certain other jurisdictions, we have also obtained regulatory registrations to conduct our business, or are in the process of obtaining approval for such registrations or assessing whether we are required to obtain certain registrations, from the applicable financial regulatory authorities in accordance with applicable law in the principal jurisdictions in which we operate. In the United States at the federal level, our subsidiary, dLocal Corp LLP, is registered with FinCEN as a Money Services Business. For additional information on our licenses and regulations applicable to our operations, see “Item 4. Information on the Company — B. Business Overview — Regulatory Overview” and note 1.1. to our audited consolidated financial statements.

There can be no assurance that we currently hold or will be able to obtain or maintain any of the required regulatory licenses, registrations, certifications and regulatory approvals in the jurisdictions or industry verticals in which we operate, or may in the future operate, or that the exemptions from licensing or registration upon which we rely will remain available. We may not be compliant with licensing or registration requirements in certain jurisdictions where we operate including, but not limited to, in respect of money remittances. To the extent that we use structural arrangements designed to remove our activities from the scope of applicable regulation or other licensing requirements in the jurisdictions in which we operate, there can be no assurance that these structural arrangements will remain effective as applicable laws continue to evolve or that the applicable regulatory bodies will view our activities as compliant. The adoption of new statutes or regulations, changes in regulators’ interpretation of existing statutes or regulations, or disagreements by regulatory authorities with our interpretation of such statutes or regulations, could subject us to registration or licensing or limit business activities until we are appropriately licensed. These occurrences could also require changes to the manner in which we conduct certain aspects of our business. In addition, even where we maintain regulatory licenses, certifications and regulatory approvals or are able to operate in reasonable reliance upon exemptions or based on legal interpretation, there may be substantial costs and potential regulatory determinations, interpretations or changes associated with maintaining such licenses, certifications, registrations and approvals or in maintaining eligibility for such exemptions, and we could be subject to fines or other enforcement action if we violate applicable requirements. Regulatory compliance could result in substantial cost and delays in the provision of our payment services, or could require significant or costly operational changes to comply with applicable licenses or to implement remedial measures. Regulatory laws and standards governing our licenses are subject to change or to varying interpretations, in many cases due to lack of specificity or due to the uncertain nature of their application to a new business such as ours.

In a number of emerging markets, new regulations applicable to financial institutions with business models similar to ours are being considered or in the process of being implemented. Moreover, it is not always clear how such laws and regulations apply to our business, including, without limitation, due to the fact that some of these laws were adopted prior to the advent of the internet, mobile and related technologies, and as a result, do not contemplate or address the unique issues of the internet and related technologies, which may be especially relevant in the context of the payments industry in which we operate. As a result, the actions required to comply with licensing regulations may evolve over time as new guidance is provided by supervisory authorities and the interpretation of requirements by supervisory authorities and courts may be further clarified over time. In addition, in certain jurisdictions, companies engaged in our types of business could be required to maintain a higher minimum authorized capital than other companies. We may be unsuccessful in our efforts to comply with, or assess, existing or evolving regulatory interpretations applicable to licenses, authorizations and applicable regulations in the jurisdictions in which we conduct business, including as a result of our rapid growth and lack of familiarity with the regulatory requirements applicable to new jurisdictions (see “—Because we are a multinational company conducting a complex business in many markets worldwide, we are subject to legal, reputational and operational risks, as well as a broad array of local legal and regulatory requirements that could adversely affect our operations,” “—If we fail to manage our growth effectively, our business could be harmed” and “—Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate, and operational risks could adversely affect our consolidated results of operations”). Failure to comply with relevant regulations, directly and indirectly (including in markets in which our services are carried out through local third-party processors or collection agents or where we may be deemed to be subject to regulatory requirements applicable to our customers), could subject us to fines or penalties or force use to discontinue operations in certain jurisdictions which would have a material adverse effect on our business, financial condition and results of operations.

Although we have the authorizations and licenses referred to above, we currently process payments in 35 countries and territories, and we are not licensed in certain of these jurisdictions. Our understanding, in general, is that we are not conducting regulated activities in certain of these other jurisdictions, or we can rely on certain exemptions, or we can work via collaboration with local licensed partners, or we are working toward remediation. However, local regulators in these jurisdictions may reach a different understanding and, as transaction volumes increase and/or any related matter may be brought to our attention by local regulators, we expect to seek advice from external counsel in respect of local requirements on a case-by-case basis, as applicable.

Due to ongoing developments in payments regulation, we obtain advice from external counsel as required in order to assess any applicable risk and, where necessary, may determine to limit the extent of our operations in a particular jurisdiction, or will consider whether to obtain a license in such jurisdiction. However, the adoption of new payment processing, money transmitter or other licensing statutes in the jurisdictions in which we operate, changes in regulators’ interpretation of existing money transmitter or other licensing statutes or regulations, or disagreement by a regulatory authority with our interpretation of such statutes or regulations, could require additional registrations or licenses, substantial increase in legal fees, limit certain of our business activities until they are appropriately licensed, and expose us to financial penalties.

If we were found to be in violation of any current or future regulations, or to have previously been in breach of any regulation, in any countries from which we accept merchants or customers, including as a result of any failure by our employees to apply correctly our anti-money laundering procedures, this could result in a requirement for future compliance, fines, other forms of liability, increased legal fees and expenses and/or force us to change business practices or to cease operations altogether, and we, our directors, executive officers or employees may also be exposed to a financial liability, civil or criminal liability, any of which could have a material adverse effect on our results of operations, financial condition and future prospects.

Complex and enhanced regulatory oversight in the banking and financial services industry could adversely affect our operations or our relationships with our banking partners.

The financial services and banking industry is subject to extensive regulation and oversight. In light of increased regulatory oversight in recent years, a number of banks are continually examining their business relationships, and certain major national and international banks have already withdrawn from providing service to payments processing providers, especially in foreign exchange transactions. In certain markets, we rely on and may in the future rely on local, regional or global banks to process payments and conduct foreign exchange transactions in local currency, and we may not be able to obtain a license to directly operate in such markets in order to reduce our reliance on such banks. Changes in foreign exchange controls could make it difficult for us to engage in foreign exchange transactions or local regulators enforcing such regulations may use their power to slow or halt payments from global merchants to banks in emerging markets and vice-versa or otherwise prohibit us from providing payment services in a country or from expanding our services to include additional products. In addition, banks may be reluctant to transact or to accept certain transaction volumes due to different interpretations of the applicable foreign exchange, anti-money laundering and tax laws. If we are not able to complete foreign exchange and other transactions with certain banks due to enhanced regulation or different interpretations of the legal framework, our business could be materially adversely affected.

We are subject to complex and evolving tax regimes and foreign exchange regulations in the countries in which we operate and failure to accurately interpret applicable tax laws or foreign exchange regulations, or changes in tax laws or foreign exchange regulations or changes in existing interpretations of tax laws or foreign exchange regulations, could have a material adverse effect on our business and financial condition.

Most of the jurisdictions in which we operate have complex and subjective rules regarding the valuation of intercompany services, cross-border payments between affiliated companies and the related effects on income tax, value added tax, or VAT, sales tax, transfer tax, withholding tax, financial transaction taxes and share registration tax as well as complex or evolving foreign exchange regulations. In several of the jurisdictions in which we operate, we may be considered a tax agent or, in some cases, jointly liable to our clients or their respective customers for tax collection purposes, and we may be required to withhold taxes from our customers and their customers (payers). While certain of our customers agree to indemnify us for claims by the relevant tax authorities if we should be required to pay additional amounts for taxes not withheld (including in the event we miscalculate or do not pay the relevant taxes and/or fees due), not all merchants have such agreements with us. And for those merchants for which we do enter into indemnity agreements, there can be no assurance that such tax indemnity agreements will cover all instances in which we may be subject to claims for additional withholdings by the relevant tax authorities. In addition, we are subject to complex and evolving foreign exchange regulations in many of the jurisdictions in which we operate, which could result in restrictions on the expatriation or repatriation of funds or penalties for failure to comply with such regulations. Moreover, tax regulations and foreign exchange regulations in the jurisdictions in which we operate change frequently, and are subject to varying interpretation by the regulatory authorities, in particular for how they relate to newly emerging businesses like ours. For example, new foreign exchange regulations were recently implemented in Brazil which came into effect on October 1, 2021, and may adversely affect our ability to execute cross-border payment transactions. In addition, governments may increase tax rates or implement new taxes, such as new taxes in respect of digital transactions, or governments and regulatory authorities may determine that we should withhold taxes from payment transactions in the instances where we currently do not withhold, or at higher rates than we currently withhold, or could prohibit or restrict the use of certain legal structures designed to minimize taxes. For example, the tax authority for the province of Buenos Aires, or the “ARBA”, has recently issued an interpretive resolution that we should be required to withhold taxes for digital payouts made through our platform to residents of the province of Buenos Aires. While we expect to challenge this interpretive resolution, there can be no assurance that our challenge will succeed. Any such changes or increases in taxes affecting our payment processing for our customers may lead them to decrease or cease the payment volumes processed with us or in the relevant country. Moreover, we may fail to timely implement or adapt to such changes to ensure full and immediate compliance, which may expose us to additional tax liability.

Finally, the relevant tax authorities could interpret our engagement with independent contractors or employment of individuals in certain jurisdictions as constituting a “permanent establishment” in such jurisdictions, potentially subjecting our operations in such jurisdictions to corporate income tax, notwithstanding our limited operations in such jurisdictions. Our tax treatment for payments to independent contractors or staffing companies in certain jurisdictions could also be challenged, which could require us to pay or withhold certain taxes on payments to independent contractors or staffing companies in such jurisdictions or could subject us to fines or penalties. Any such tax determinations, changes or increases, whether borne by us or our merchant customers or consumers, could have a material adverse effect on our operating results and financial condition.

Changes in tax law, changes in our effective tax rate or exposure to additional tax liabilities could affect our profitability and financial condition.

We carry out our business operations through entities in multiple foreign jurisdictions. As such, we are required to file corporate income tax returns that are subject to foreign tax laws. The foreign tax liabilities are determined, in part, by the amount of operating profit generated in these different taxing jurisdictions. Our effective tax rate, earnings and operating cash flows could be adversely affected by changes in the mix of operating profits generated in countries with higher statutory tax rates as well as by the positioning of our cash balances globally. If statutory tax rates or tax bases were to increase or if changes in tax laws, regulations or interpretations were made that impact us directly, our effective tax rate, earnings and operating cash flows could be adversely impacted.

Any such adverse changes in the applicability of tax to us could increase the levels of taxation payable by us, which would have an adverse effect on our business, financial condition, results of operations and prospects. In addition to the possibility of a substantial tax burden being imposed on us, the risk that we may become subject to an increased level of taxation may result in us needing to change our corporate or operational structure, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, the tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements. For example, various levels of government and international organizations, such as the OECD and the EU, increasingly focus on future tax reform and any result from this development may create changes to long-standing tax principles, which could adversely affect our effective tax rate. The OECD has issued significant global tax policy changes that include both expanded reporting as well as technical global tax policy changes. Many countries in which we operate have implemented tax law and administrative changes that align with many aspects of the OECD policy guidelines. The breadth of this project may impact all multinational businesses by potentially redefining jurisdictional taxation rights, and could materially impact the law for transfer pricing and permanent establishment taxation. Additionally, tax authorities at the international, federal, state, and local levels are currently reviewing the appropriate tax treatment of companies engaged in internet commerce and financial technology. These developing changes could affect our financial position and results of operations. In particular, due to the global nature of the internet, it is possible that tax authorities at the international, federal, state, and local levels may attempt to regulate our transactions or levy new or revised sales and use taxes, VAT, digital services taxes, income taxes, or other taxes relating to our activities in the internet commerce and financial technology space. New or revised taxes, in particular, sales and use taxes, VAT, and similar taxes, including digital service taxes, would likely increase the cost of doing business. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

Furthermore, any changes in other jurisdictions to the political and social perception of running a business out of a tax-friendly jurisdiction (such as Malta) or any action by any tax authority to investigate our tax arrangements could result in adverse publicity and reputational damage for us, which could have an adverse effect on our business, financial condition, results of operations and prospects. The applicability of taxes to certain arrangements, transactions or structures may involve areas that are inherently subjective, requiring significant management judgments. If any applicable tax authority is successful in challenging our tax arrangements, we may be liable for additional tax and penalties and interest related thereto, which may have a significant impact on our business, financial condition, results of operations and prospects.

Transfer pricing rules may result in increased tax costs.

Some of the jurisdictions in which we operate have rules on transfer pricing that require intra-group transactions to be conducted on arm’s-length terms. Transactions conducted between and among us and our subsidiaries are made on a commercial basis by application of international guidelines and national regulations. As a consequence of globalization and growing world trade, tax authorities worldwide have increased their focus on transfer pricing with respect to cross border intra-group transactions, as part of protecting their respective country’s tax base. Transfer pricing is an inherently subjective area, requiring significant management judgments. In the event the tax authorities in the jurisdictions where we operate consider our current transfer pricing not to be on arm’s-length terms and were to succeed with such claims, this could result in an increased tax cost, including tax surcharges, penalties and interest, which could adversely affect our business.

New and evolving regulations in respect of protection of personal data, and any failure to comply with these regulations could have a material adverse effect on our business and financial condition.

We are subject to laws relating to the collection, use, storage and transfer of the personal data of our service providers, employees and clients, including in respect of personal financial information. Several jurisdictions have implemented new data protection regulations, and others are considering imposing additional restrictions or regulations. We expect data protection regulations to continue to increase both in number, complexity and in the level of stringency. The entry into force of the General Data Protection Regulation (EU) 2016/679, or the GDPR, in the European Union prompted various Latin American countries to begin processes to reform their data protection regimes. For example, Brazil has implemented a comprehensive data protection regulation intended to mirror the GDPR called the Lei Geral de Proteção de Dados, or LGPD, and also has a Bank Secrecy Law (Complementary Law No. 105) that applies to certain regulated entities. In addition, certain of our global enterprise merchants may be subject to data protection regimes or subject to enhanced scrutiny of data protection practices by the applicable regulatory authorities, which could impact their operations and indirectly impact their business with us. In many cases, data protection regulations have strict measures regulating both the transfer of data externally, and also the storage and transfer of data internally among our employees in the course of their work and among our subsidiaries and affiliates. Moreover, these regulations may have conflicting and/or inconsistent requirements, and compliance with one data protection regime does not necessarily entail compliance with another data protection regime, and compliance with one data protection regime could potentially create conflicts in compliance with another data protection regime. In particular, we may transfer data across jurisdictions in the ordinary course of our operations, and we may not be able to ensure compliance with all applicable data protection regulations at all times. Any failure to comply with applicable data protection regimes could subject us to significant penalties and negative publicity, which could have a material adverse effect on our business, financial condition, reputation before our merchants and providers, and results of operations.

Our services must integrate with a variety of operating systems and networks of third-party payment processors, banks and acquirers. If we are unable to ensure that our services interoperate in real time with such networks, operating systems and devices, our business may be seriously harmed.

We are dependent on the ability of our services to integrate with a variety of operating systems and networks, as well as web browsers that we do not control. Any changes in these systems or networks that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could seriously harm the levels of usage of our services. We also rely on bank platforms, acquirers, payment processors, last-mile payment service providers and alternative payment methods to process some of our transactions. In addition, we are also directly exposed to liability in the event we incorrectly charge a customer or merchant when processing payment transactions. If there are any issues with or service interruptions in these platforms, our merchants and their users may be unable to have their transactions completed, which would seriously harm our business.

We rely on third parties for certain aspects of our business, which creates additional risk.

We rely on third-parties for certain aspects of our business, including payment networks (such as Visa and Mastercard), acquirers, processors, banks, market infrastructure (including clearing and settlement entities), alternative payment methods, last-mile payments service providers, collection agents, other payment service providers and digital wallets to process transactions. We may not manage to comply with our agreement with third-parties or these third-parties may refuse to process transactions adequately, may breach their agreements with us, may refuse to renew agreements on commercially reasonable terms, take actions that degrade the functionality of our services, impose additional costs, new licenses or other requirements on us, or give preferential treatment to competitive services or suffer outages in their systems, any of which could disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

Some third-parties that provide services to us may have or gain market power and could increase their prices to us without competitive constraint. In addition, there can be no assurance that third-parties that provide services directly to us will continue to do so on acceptable terms, or at all, or will not suffer from outages to their systems. If any third-parties were to stop providing services to us on acceptable terms, we may be unable to find alternative providers in a timely and efficient manner and on acceptable terms, or at all, which could materially adversely affect our business, financial condition and results of operations.

In addition, we rely heavily on Amazon Web Services, or AWS, to provide cloud computing, storage, processing and other related services. Any disruption of or interference with our use of these services could negatively affect our operations and seriously harm our business. AWS has experienced, and may experience in the future, interruptions, delays or outages in service availability due to a variety of factors, including infrastructure changes, human or software errors, hosting disruptions and capacity constraints. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud and/or security attacks. The level of service provided by AWS, or regular or prolonged interruptions in the services provided by AWS, could also impact the use of our services by our merchant customers and could harm our business and reputation.

We face credit and liquidity risks from our agents and third-party processors, acquirers, collection agents and merchants that could adversely affect our business, financial condition, results of operations, and cash flows.

Our payment processing services are carried out through local third-party processors, acquirers and collection agents. For the year ended December 31, 2021, approximately 3% of our TPV was processed by collection agents that are owned either by our employees or certain of our directors, and in 2020, approximately 5% of our TPV was processed by collection agents that are owned either by our employees or certain of our directors. We have arrangements with more than 100 third party processors, acquirers and collection agents, and the top ten processed 41% of our TPV during the year ended December 31, 2021, and 39% of our TPV in 2020. These processors collect funds from consumers and are required to pay the proceeds from these transactions to us. As a result, we have credit exposure to these processors and acquirers. We are not insured against credit losses in connection with our exposure to these third-party agents. If a processor or acquirer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay amounts owed to us when due, we must nonetheless process the payment transaction for the benefit of our merchant customers and the end consumers. Since January 1, 2019, we have only once been prevented from collecting from a collection agent, which resulted in a loss of US$492 thousand, representing 0.01% of the aggregate TPV for that period.

Moreover, our ability to manage credit risk may be adversely affected by legal or regulatory changes, such as restrictions on collections or changes in bankruptcy laws. Increased credit risk, whether resulting from the deterioration of the credit profile of our merchant clients, deteriorating economic conditions, changes in our mix of business, liquidity issues faced by partner banks or acquirers or otherwise, could require us to increase our provisions for losses and could have a material adverse effect on our results of operations and financial condition.

We are subject to economic and political risk, the business cycles and the overall level of economic activity, which could negatively impact our business, financial condition and results of operations.

The electronic payment industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence,

consumer spending, consumer discretionary income or changes in consumer purchasing habits, particularly in the emerging markets in which we operate. A sustained deterioration in general economic conditions, including as a result of the COVID-19 pandemic, that could lead to a rise in unemployment rates, or increases in interest rates or changes in foreign exchange rates, may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments. A reduction in the amount of consumer spending, whether due to continued job losses, foreclosures, bankruptcies, higher consumer debt and interest rates, changes in foreign exchange rates, reduced access to credit, lower consumer confidence, or economic uncertainty, could result in a decrease in our revenue and profits. If consumers decrease their level of spending, our merchants make fewer sales of their products and services using electronic payments or people spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue, which would significantly harm our business.

There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries, and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global economy. In addition, while we do not have operations in Russia or Ukraine, the military conflict between the Russian Federation and Ukraine is contributing to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other European and non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (2020 Revision), or the “Substance Act”, came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

In the event that we need debt financing in the future, uncertainty in the credit markets could affect our ability to obtain debt financing on reasonable terms.

Expanding our business might require debt financing to allow us to invest in new products, services or markets or to pursue strategic acquisitions. In the event we were to seek debt financing in the future, uncertainty in the credit markets, particularly for borrowers operating in emerging markets, could materially impact our ability to obtain debt financing on reasonable terms. The inability to access debt financing on reasonable terms could materially impact our ability to offer new services, enter into new markets, make acquisitions or materially expand our business in the future.

We rely in part on payment networks, card issuers and card schemes when processing our transactions. Changes to payment network and credit card scheme fees, rules or practices may harm our business.

We rely in part on payment networks, card issuers and card schemes when processing our transactions, and rely on our relationship with acquirers and other processors, the card schemes and payment network providers, and must pay a fee for this service. We are subject to operating rules, including mandatory technology requirements, promulgated by payment networks and credit card schemes that have previously subjected us and could subject us in the future to a variety of fines and penalties that we may not be able to pass on to our merchant customers. In order to access the international card networks to provide payment processing services, in certain jurisdictions we must have the relevant geographically based operating licenses, registrations or memberships. In some markets where it is not feasible for us to have a direct license with a card network, we must maintain a relationship with a local financial institution or third-party agent to act as a local sponsor for the license. In addition, we have been notified by certain payment networks that they expect to adjust their card schemes to impose additional rules and special assessments for transactions that are executed to facilitate cross-border payments, and compliance with these rules and the additional fees related to this could affect us, significantly increasing our operating costs, and reducing our profit margins.

In addition, payment networks and card issuers may dispute the coding we have used in the past or may use in the future (or we may have made errors in the coding of such transactions), which may result in an increase in costs in the future for the same type of transactions we have completed in the past and could have a material adverse effect on our business, financial condition and results of operations.

We are also required by acquirers and other processors, payment networks and credit card schemes to comply with their operating rules. The payment networks and credit card schemes and their respective member banks set and interpret these rules, and we have, in the past, been required to pay penalties and have been subject to warnings regarding other adverse measures for violations of credit card scheme rules, including suspension of services, and could be subject to additional penalties and adverse measures in the future. Visa, MasterCard, American Express or other credit card companies could create new participant licenses, adopt new operating rules or reinterpret existing rules that we or our processors might find difficult or even impossible to follow. Moreover, payment networks may change these rules and standards from time to time in their sole discretion and with or without advance notice to their participants. These changes may be made for multiple reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the payment networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks, acquirers and other processors and payment network providers may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards.

Changes to these network rules or how they are interpreted could have a significant impact on our business and financial results. For example, changes in the payment card network rules regarding chargebacks may affect our ability to dispute chargebacks and impact the amount of losses we incur from chargebacks. Changes to and interpretations of the network rules that were inconsistent with the way we operated has, in the past, required us to make changes to our business, and any future changes to or interpretations of the network rules that are inconsistent with the way we currently operate may require us to make changes to our business that could be costly, difficult or even impossible to implement. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could, among other actions, pass on fines and assessments to us, including in respect of fines, fraud or chargebacks related to our merchants or disqualify us from processing transactions if satisfactory controls are not maintained, which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, failure to comply with payment network and card scheme rules, changes in card scheme fees for cross-border payment processing, or the deterioration in our relationships with the payment networks or card schemes for any other reason could also result in the restriction, suspension or termination of our licenses and/or merchant accounts with acquirers to process payment transactions in various jurisdictions, or to act with sponsoring banks to use their acquiring licenses. If this were to occur, we would be unable to process transactions using the relevant acquirers and other processors, payment network or card scheme, as applicable, in the relevant jurisdiction, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to chargeback and refund liability risk when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers. Any increase in chargebacks and refunds not paid by our merchants may adversely affect our business, financial condition or results of operations.

We are currently, and will continue to be, exposed to certain risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our merchant customers. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant customer is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. In certain circumstances where we are unable to collect chargeback or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. In addition, our exposure to these potential losses from chargebacks increases to the extent that we have provided working capital solutions to such merchants, as the full amount of the payment is provided up front rather than in installments. While most of our merchant agreements establish that the chargeback and refund liability risk is with the merchant, and would permit us to collect and retain reserves, we generally do not collect and maintain reserves from our merchants to cover these potential losses, and for customer relations purposes we sometimes decline to seek reimbursement for certain chargebacks. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment network providers could fine us, increase our transaction fees, or terminate our ability to process payment cards. Any increase in our transaction fees or liability for incorrect charges could damage our business, and if we were unable to accept payment cards, our business would be negatively affected.

Failure to deal effectively with various types of fraud could materially adversely affect our reputation and our business, results of operations and financial condition, and could severely diminish merchant confidence in our services.

Various third-parties and internal parties may engage in a variety of fraudulent activity against us using our platform, the components of our platform, or our alternative payment methods, or APM. For example, a party may knowingly use a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction or process an invalid card. A merchant representative, agent or dLocal employee could submit changes in bank account details, thereby resulting in a settlement of funds to inappropriate persons. Bank employees could engage in fraud in respect of our bank accounts and make illicit withdrawals of our funds or our clients’ funds, or third parties could impersonate our employees or our clients to gain access to our bank accounts. Alternatively, our employees could knowingly process unauthorized changes to bank account details or provide or change such details after falling victim to scamming attempts (such as phishing emails or a fraudulent call posing as dLocal management, requesting an unauthorized payment of funds or access to information systems), which could also result in a settlement of funds to inappropriate persons. See “—We are subject to cyberattacks and may be subject to breaches of our information technology infrastructure and applications, and any failure to adequately protect our information technology infrastructure and applications could result in data breaches and/or downtime, and materially adversely affect our reputation, business, and financial condition.” Moreover, our internal controls may not be sufficient to prevent such actions, especially given our rapid growth across a variety of jurisdictions (see “—If we fail to manage our growth effectively, our business could be harmed.”)

We were exposed to a third-party fraud incident affecting our operations in Colombia in 2020 that resulted in certain funds being withdrawn from our accounts, which were subsequently reimbursed by our bank upon concluding its review and therefore did not lead to an adverse financial impact on us. Criminals are using increasingly sophisticated methods to engage in illegal fraudulent activities. We also face risks and periodically receive complaints from buyers and sellers who may not have received the goods that they had contracted to purchase or payment for the goods that a buyer had contracted to purchase that was paid for using our platform, which may subject us to reputational damage and adversely affect our brand and business. In addition, in some of the jurisdictions where we operate, regulatory authorities or courts may freeze or block access to our accounts in response to consumer complaints, which may have a material adverse effect on our business and financial condition.

It is possible that incidents of fraud could increase in the future, and our failure to catch such incidents may result in sanctions and/or fines from regulators, lawsuits, contract disputes with counterparties or merchants, and a decline in our reputation. We have taken measures to detect and reduce the risk of these types of fraud, but such measures must be continually improved and may not be effective against new and continually evolving forms of fraud or in connection with new services offerings. If our fraud-prevention measures do not succeed, our business, reputation, brands, financial condition and results of operations could be materially adversely affected.

We are susceptible to illegal or improper uses of our platform and solutions, which could expose us to additional liability and harm our business.

Our payments platform and related payment solutions are susceptible to potentially illegal or improper uses. These may include transactions relating to illegal online gambling, adult content, unregulated trading of cryptocurrencies, fraudulent sales of goods or services, illicit sales of controlled substances, software and other intellectual property piracy, money laundering, terrorist financing, bank fraud, child pornography, human trafficking, prohibited sales of alcoholic beverages or tobacco products, securities fraud, pyramid or Ponzi schemes, or the facilitation of other illegal or improper activity. In certain cases, we have identified transactions by certain merchants that employed means to disguise the illegal or improper origin or nature of their transactions in order to access our platform and make use of our services. Further, certain of our PSP clients or wallet clients may be engaged in transactions that may be difficult to monitor and could expose us to additional liabilities. Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and a merchant may be found responsible for intentionally or inadvertently importing or exporting illegal goods, resulting in liability for us. Owners of intellectual property rights or government authorities may seek to bring legal action against providers of payments solutions, including us, that are peripherally involved in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm our business.

Our services and/or services used by our customers could also be subject to unauthorized credit card use, identity theft, employee fraud or other internal security breaches. We may incur significant costs to protect against the threat of illegal or improper use of our platform or information security breaches, or to respond to or alleviate problems caused by any such issues. Laws may require us to notify regulators, customers or employees of security breaches, and we may be required to reimburse customers or banks for any funds stolen as a result of any breaches or to provide credit monitoring or identity theft protection in the event of a privacy breach. These requirements, as well as any additional restrictions that may be imposed by credit card companies, could raise our costs significantly and reduce our attractiveness.

Any illegal or improper use of our platform could lead to fines or other penalties by governmental authorities or payment providers, as well as reputational harm, and any resulting liabilities, loss of transaction volume or increased costs could materially harm our business, financial condition and results of operations.

Use of our payments services for illegal purposes may materially and adversely affect our business, financial condition, results of operations and prospects and as we are subject to anti-money laundering, anti-terrorism, anti-corruption and sanctions regulations, failure to comply with these regulations may lead to administrative sanctions, criminal penalties and/or reputational damage.

We are subject to laws aimed at preventing money laundering, corruption and the financing of terrorism. This regulatory landscape is constantly changing, including as a consequence of the implementation of the Fourth Anti-Money Laundering Directive (Directive 2015/849/EU, or “MLD4”) and the proposed amendments to the MLD4, often referred to as the fifth Anti-Money Laundering Directive. For example, the MLD4 introduces enhanced requirements on the verification of ultimate beneficial owners. In the United States, as a registered money services business, we are subject to anti-money laundering laws and regulations, including the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, or the BSA. Among other things, the BSA requires money services businesses to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records. Monitoring compliance with anti-money laundering and anti-corruption and sanctions rules can impose a significant financial burden on banks and other financial institutions, and on us, and requires significant technical capabilities. In recent years, enforcement of these laws and regulations against financial institutions has become more stringent, resulting in several landmark fines against financial institutions and reputational damage.

We are focused on providing trusted services to our customers and ensuring that data and confidential information is transmitted and stored securely. Combating money laundering and fraud is a significant challenge in the online payment services industry because transactions are conducted between parties who are not physically present, which in turn creates opportunities for misrepresentation and abuse. Criminals are using increasingly sophisticated methods to engage in illegal activities such as identity theft, fraud and paper instrument counterfeiting. Online payments companies are especially vulnerable because of the convenience, immediacy and in some cases anonymity of transferring funds from one account to another and subsequently withdrawing them, including through the use of cryptocurrencies. Our payments services may be a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Allegations of fraud may result in fines, settlements, litigation expenses, financial and reputational damage.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.

We operate in jurisdictions that have a high risk for corruption, and we are generally subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations, including the Brazilian Anti-Corruption Act, or the Clean Company Act and the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. Applicable money laundering regulations require firms to put preventative measures in place and to perform know-your-customer procedures, including conducting customer identification and verification and undertaking ongoing monitoring. In addition, regulations require companies to keep records of identity and to train their staff on the requirements of the relevant money laundering regulations. Although we have a compliance program focused on the anti-corruption, anti-bribery and anti-money laundering laws, rules, and regulations that we believe are applicable to our business, we may still be subject to a requirement to change various aspects of our business or the manner in which we carry out our business in certain countries, or to fines, injunctions or other penalties levied by regulators in one or more jurisdictions. For example, a regulator in Malta has recently reviewed our anti-money laundering compliance practices, and has requested that we implement certain remedial measures to enhance our risk assessment methodology, our customer onboarding process, our corporate review and oversight of our anti-money laundering policies, our transaction monitoring policies and procedures, and our oversight and documentation of outsourcing arrangements. Failure to implement these remedial measures could result in fines and other penalties. Violations of the anti-corruption, anti-bribery and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as severe reputational harm.

We are also subject to regulatory oversight and enforcement by FinCEN and have registered with FinCEN as a money services business. Any determination that we have violated the anti-money-laundering laws could have a material adverse effect on our financial condition, results of operations and future prospects. For example, the BSA requires us to report currency transactions in excess of US$10,000, including identification of the customer by name and social security number, to the IRS. This regulation also requires us to report certain suspicious activity, including any transaction that exceeds US$2,000 that we know, suspect or have reason to believe involves funds derived from illegal activity or is designed to evade federal regulations or reporting requirements and to verify sources of such funds. Substantial penalties can be imposed against us if we fail to comply with this regulation. If we fail to comply with these laws and regulations, the imposition of a substantial penalty could have a material adverse effect on our business, financial condition and results of operations.

Such laws and regulations are subject to changes and evolving interpretations and application, including by means of legislative changes, administrative changes and/or executive orders, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions. Any perceived or actual breach of laws, regulations, and standards could result in investigations, regulatory inquiries, loss of licensure, litigation, fines, injunctions, negative customer sentiment, impairment of our existing or planned products and services, or otherwise materially and adversely impact our business.

In addition, regulators may increase enforcement of these obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our customers and to monitor our merchants’ transactions. Regulators may conduct audits of our compliance framework, which can include a review of all applicable records to verify identities of customers, reporting of suspicious transactions and transactional activity including monitoring processes implemented and all components of the compliance framework, and compliance with these audit processes can result in increased costs or subject us to potential enforcement proceedings. We face risks related to our ability to comply with existing or new anti-corruption, anti-bribery and anti-money laundering laws and regulations, or being required to comply with anti-corruption, anti-bribery and anti-money laundering laws and regulations applicable to our merchant customers, as we may not be able to comply fully with, or obtain appropriate exemptions from, such laws and regulations. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services. Any perceived or actual breach of compliance by us with respect to applicable laws, rules and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches and expose us to legal risk and potential liability.

Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate, and operational risks could adversely affect our consolidated results of operations.

We have in the past failed and may in the future fail to identify and manage risks and controls related to a variety of aspects of our business, including, but not limited to cyber-security, information technology and data privacy risk, operational risk and resiliency, interest rate risk, foreign exchange risk, treasury functions, access to information, tax, regulatory, legal and compliance risk, liquidity risk and credit risk. We have a limited operating history and are developing various controls, procedures, policies and systems to monitor and manage risk. We cannot provide assurance that those controls, procedures, policies and systems are or will be adequate to identify and manage internal and external risks, including risks related to service providers, in our various businesses. We believe that any internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual rogue acts of some persons, including our employees, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, violations of our controls, procedures, policies and systems and misstatements due to error or fraud may occur and not be detected.

For example, failure to comply with the various foreign exchange regulations could result in liability under applicable law for circumventing applicable foreign exchange restrictions, procedures or governmental requirements. In addition, assessing the regulatory landscape for offering new products and services or expanding into new jurisdictions is complex, and we may not accurately assess the regulatory requirements or develop the necessary controls and procedures applicable to new products or services that we offer or that may be applicable to new jurisdictions where we seek to operate. As a result, our business operations, our ability to distribute profits and/or TPV could be materially and adversely affected. Furthermore, as foreign exchange regulations, especially in emerging markets, are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities.

The risk of individuals, either employees or contractors, engaging in harmful or misleading conduct, whether unintentional or intentional, such as consciously circumventing established control mechanisms to perform unauthorized or illegal transactions or otherwise exceed transaction limitations and restrictions, committing fraud or improperly selling products or services to clients, is particularly challenging to manage through a control framework. In addition, we are subject to increased resiliency risk, requiring continuous reinvestment, enhancement and improvement in and of our information technology and operational infrastructure, controls and personnel which may not be effectively or timely deployed or integrated. Moreover, the financial and reputational impact of control or conduct failures can be significant. Persistent or repeated issues with respect to controls, information technology and operational resiliency or individual conduct have raised and may in the future raise concerns among regulators regarding our culture, governance and control environment. There can be no assurance that our efforts to address such risks will be effective. While we seek to contractually limit our financial exposure to operational risk, the degree of protection that we are able to achieve varies, and our potential exposure may be greater than the revenue we anticipate that we will earn from servicing our merchants.

Internal control policies and procedures and employee training and compliance programs that we have implemented to deter prohibited practices may not be effective in prohibiting our and our affiliates’ directors, employees, contractors or agents from violating or circumventing our policies and the law. If we or our affiliates, or either of our respective directors, employees or agents fail to comply with applicable laws or policies governing our operations, we may face investigations, prosecutions and other legal proceedings and actions, which could result in civil penalties, administrative remedies and criminal sanctions. Any such government investigations, prosecutions or other legal proceedings or actions could adversely affect our business, performance, prospects, value, financial condition, and results of operations.

We rely on manual processes in our operations to conduct our business.

Presently, several of our functions are performed using a number of different information systems that are not integrated. In part because of this, we rely on operations that are performed by individuals rather than automated systems and processes in the operation of all our IT, operations, and treasury-related activities. Accordingly, our treasury functions, for instance, require us to perform many manual reconciliations and other manual steps, which result in a high risk of errors, including errors in the pay-out amount to the beneficiaries, duplicate payments to our merchants in settlement transactions or to our merchant beneficiaries in our payout transactions and errors in our fees, foreign exchange rates, withholding and other tax calculations, which could involve material amounts. Manual steps also increase the probability of control deficiencies and material weaknesses.

Until these systems are fully migrated and implemented with automated replacement systems, we must depend on existing technology platforms that require more manual or duplicate processing. If we do not adequately manage and evolve our financial reporting and managerial systems and processes, our ability to manage or grow our business may be harmed. Our ability to successfully implement our goals and comply with regulations, including those adopted under the Sarbanes-Oxley Act of 2002, requires an effective planning and management system and process. We will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our treasury operations and business effectively in the future. See also “—If we fail to manage our growth effectively, our business could be harmed.”

If we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. As an “emerging growth company”, we choose to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, in the assessment of our internal control over financial reporting. Starting in 2022, we will be required to perform system and process evaluation and testing of our internal controls over financial reporting, allowing management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identify material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline, and we may be subject to investigations or sanctions by the SEC, or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

Any factors that reduce cross-border trade in goods or services or make such trade more difficult could harm our business.

Cross-border trade of goods and/or services (i.e., transactions where the merchant and consumer are in different countries) is an important source of our revenues and profits. Cross-border transactions generally provide higher revenues and operating income than similar transactions that take place within a single country or market. In certain markets, cross-border trade represents our primary (and in some instances our only) source of revenue.

Cross-border trade may be negatively impacted by various factors including regional or international tensions, trade wars or international conflict of any kind, foreign currency exchange rate fluctuations and the interpretation and application of laws of multiple jurisdictions in the context of cross-border trade and foreign exchange. Moreover, governmental authorities in certain countries may decide to block some or all of our merchants, which could significantly disrupt our operations in such countries. Any factors that increase the costs of cross-border trade for us, our customers or their end users or that restrict, delay, or make cross-border trade more difficult or impractical, such as trade policy or higher tariffs, could reduce our cross-border transactions and volume, negatively impact our revenues and profits, and harm our business.

Exchange controls and other restrictions on the movement of capital out of certain jurisdictions or otherwise affecting our settlement transactions or our subsidiaries’ ability to pay dividends or make other payments to us may have a material adverse effect on our results of operations and financial condition.

We are subject in certain jurisdictions where we have operations, such as Argentina, Brazil, India, South Africa, Egypt, Nigeria and Morocco, to the risk that regulatory authorities in or outside such jurisdictions may impose exchange controls or restrictions on the movement of capital, including on transactions involving transfers of funds from such jurisdictions, as well as restrictions on repatriation of funds or repatriation of profits on subsidiaries from such jurisdictions, which may restrict the amount of funds that can be transferred or dividends that can be paid upstream to us from such jurisdictions. For example, in certain jurisdictions, such as South Africa, Egypt, Nigeria and Morocco, we must obtain regulatory approval prior to the repatriation of funds from these jurisdictions. We are in the process of obtaining applicable approvals in these jurisdictions, though there can be no assurance that such approvals will be obtained in a timely manner, or at all, or that we will timely obtain approvals in jurisdictions where we may seek to operate in the future. In addition, the Argentine economy has experienced a balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of companies to convert local currencies into foreign currencies and imposing other exchange controls. From time to time, we net funds, which could be challenged by regulators due to foreign exchange controls. These restrictive exchange control measures prevent or severely restrict the access to exchange for foreign currencies, such as U.S. dollars and the ability to remit them out of the country (which measures include prior approval by the local central bank, which may be denied at its discretion) and also restrict the ability to hold foreign currency in cash within the relevant jurisdiction. If we are unable to transfer such amounts from such jurisdictions when and as needed, we will remain subject to foreign exchange risk relating to such retained funds denominated in local currencies (including merchant funds held by us), to the extent we cannot convert such funds into other currencies (whether as a result of foreign exchange restrictions in such jurisdictions, or any restrictions on transferring funds out of such jurisdictions), which may adversely impact our ability to settle such transactions and subject us to significant foreign exchange risk, which could have a material adverse effect on our results of operations, liquidity and financial condition. See “—We are exposed to fluctuations in foreign currency exchange rates,” and “—Our working capital needs may grow in excess of our cash generation capabilities, which may cause a decline in our cash and cash equivalents.” Moreover, as a holding company, we require dividends and other payments from our subsidiaries to meet cash requirements.

In addition, repatriations of cash from our subsidiaries may be subject to withholding, income and other taxes in various applicable jurisdictions. If our subsidiaries are unable to pay dividends and make other payments or transfers of funds to us when needed, we may be unable to satisfy our obligations, which would have a material adverse effect on our business, financial condition and operating results. See also “—Complex and enhanced regulatory oversight in the banking and financial services industry could adversely affect our operations or our relationships with our banking partners.”

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, the inability to integrate an acquired company fully, or potential contingencies related to any acquisition, could harm our business.

Although our core strategy focuses on organic growth, we may pursue strategic acquisitions, but there can be no assurance that we will be able to find suitable targets or that we will be able to complete acquisitions upon terms, including purchase price, that we find acceptable.

We may from time to time acquire or invest in complementary companies or businesses, which may subject us to additional risks. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business and the transaction structure. We cannot assure you that acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction or that we may not be subject to additional contingencies, including additional tax liability, in respect of certain transactions. Furthermore, we may not effectively integrate these acquisitions with our current business, including their personnel, financial systems and operating procedures, or be able to retain their key customers, in each case especially if they operate in different platforms. The costs of integrating any acquired business may harm our operating results. Moreover, unforeseen operating difficulties may arise and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. In addition, we may acquire businesses or assets that may not be fully compliant with applicable regulatory regimes. If we fail to integrate acquisitions successfully or inadequately diligence and obtain appropriate indemnity coverage for such acquisitions, we could be subject to unforeseen costs, reputational damage and our business could suffer. In March 2021, we signed an agreement with an effective date as of April 1, 2021, to acquire certain assets (primarily merchant agreements) from a payment service provider that provides local payment services in certain emerging markets in Latin America. See note 1.3.e) to our audited consolidated financial statements. We have applied for an exemption from associated taxes arising from the transaction in Malta. In addition, we are in the process of novating the merchant contracts between such merchants and our affiliates, though there can be no assurance that all of the merchant customers will agree to novate their contracts with our affiliates. Until these contracts are novated, they may be subject to increased regulatory oversight risk, which could lead to fines or penalties for the current payment provider in respect of such contracts, which could adversely affect the assets we are acquiring, thus indirectly affecting us. We may also in the future be involved in potential conflicts with the selling shareholders of acquired companies, which could adversely affect our business.

Our failure to manage our client funds properly could materially harm our business.

Our ability to manage and account accurately for our client funds requires a high level of internal processes and controls, including maintaining customer funds in separate bank accounts held at leading banks, and segregated from our proprietary funds, including as required pursuant to applicable regulations in the jurisdictions in which we operate. As our business continues to grow, and we expand our service offerings, we must continue to strengthen our internal controls accordingly. Our success requires significant confidence from our customers in our ability to handle large and growing transaction volumes and amounts of client funds. Any failure to maintain the necessary controls or to manage the assets underlying our client funds accurately could severely diminish client use of our services and/or result in penalties and fines, which could materially harm our business.

Our ability to protect our intellectual property rights, which are important to our success, is limited.

We believe the protection of our intellectual property, including our trademarks, domain names and trade secrets, is critical to our success. We seek to protect our intellectual property rights by relying on applicable laws and regulations, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights, both with our employees in the development of new services and technologies and when offering or procuring products and services, including through confidentiality agreements with our employees and parties with whom we conduct business.

However, contractual arrangements and other steps we have taken to protect our intellectual property may not prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. Trademarks, domain name and trade secret protection may be expensive or difficult to assert and may require litigation. Protecting our intellectual property rights and other proprietary rights may be expensive and time-consuming, and we may not be successful in every jurisdiction. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights.

As the number of products in the software industry increases and the functionalities of these products further overlap, and as we acquire technology through acquisitions or licenses, we may become increasingly subject to infringement claims, including patent, copyright, and trademark infringement claims. We may be required to enter into litigation to determine the validity and scope of the patents or other intellectual property rights of others. The ultimate outcome of any allegation is uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management’s time and attention from our business, require us to stop offering our services, or require us to pay substantial amounts to satisfy judgments or settle claims or lawsuits or to pay substantial royalty or licensing fees, or to satisfy indemnification obligations that we have with some of our clients. Our failure to obtain necessary licenses or other rights, or litigation or claims arising out of intellectual property matters, may harm our business.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, intellectual property, tax or regulatory events, involving our clients, suppliers, consumers, as well as competition, government agencies (including central banks) and tax authorities, particularly with respect to civil, tax, financial, foreign exchange, and labor claims (including employee lawsuits). Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our capacity to pay or applicable indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business, as well as cause us reputational harm in case such issues become public. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings.”

We could incur certain labor liabilities in connection with the outsourcing of certain of our operations to independent contractors and staffing companies, which could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to independent contractors and staffing companies in order to adapt to different market customs and practices and to maintain a flexible cost base. As of December 31, 2021, dLocal had approximately 52 independent contractors and 61 individuals contracted through staffing companies, which we refer to collectively as contractors. During 2021, we hired certain employees that we had previously engaged as independent contractors. And while we have implemented policies regarding compliance with labor and social security obligations by our contractors, we cannot assure that our contractors will abide by their obligations or that local authorities in each market where we have operations will not impose additional labor related taxes or charges in connection with the contracts we have in force with such contractors, nor that contractors will not initiate legal actions to seek indemnification from us based on applicable labor laws and court ruling in the jurisdictions in which we engage independent contractors for a portion of our operations. In certain jurisdictions, we may be held jointly and severally liable with the staffing and payroll companies that we use. If we were to incur material labor liabilities in connection with outsourcing certain operations to independent contractors, such liabilities could have an adverse effect on our financial condition and our results of operations.

We may be subject to unexpected claims and liabilities and reputational risk arising from our former operations as a division of, or any services provided to, AstroPay.

Prior to August 1, 2018, we operated as a division of AstroPay, a global payment solutions provider with operations in emerging markets. On August 1, 2018, our business was separated from the business of AstroPay and its affiliated entity, Directa24, pursuant to a separation agreement. While we operated our business as a distinct division of AstroPay prior to the separation (and the separation agreement includes a mutual discharge provision related to claims against each other), we may still be subject to unexpected claims and liabilities relating to, arising out of or resulting from the separation, including, but not limited to, liabilities arising from the carve-out of our operations from AstroPay, and/or claims from third parties as a result of our status as a legacy operation of AstroPay. Moreover, while the separation agreement sets forth certain non-compete and non-solicitation agreements for both parties, these provisions shall lapse the earlier of (1) two years from the consummation of a change of control transaction which constitutes a sale of 100% of the issued share capital of either party or (2) three years from the consummation of any other change of control transaction of either party. Therefore, we are subject to competition from AstroPay and its affiliated entity Directa24 in certain industry verticals and may become subject to competition across all industry verticals in the future upon the expiration of such non-compete and non-solicitation clauses. We are also subject to reputational risk related to our prior operations as a division of AstroPay and potential misattribution of our operations to those of AstroPay, and beginning in 2022 we may begin processing payments for certain AstroPay customers and provide card issuing and payment processing services to AstroPay, which could subject us to additional reputational and other risks.

AstroPay and Directa24 process payments mainly for merchants operating in online gambling, forex, binary options or adult entertainment verticals. Their main markets are Brazil, India and Latin America generally. These activities do not have a clear legal framework in these jurisdictions and could be considered illegal in some of the jurisdictions, thereby exposing those companies to potential civil and criminal sanctions in one or more of the territories where they operate in the foreseeable future. Our controlling shareholders are the same controlling shareholders of AstroPay. In addition, prior to January 1, 2016, our chief executive officer was the chief executive officer of AstroPay and currently holds a 1% equity interest in AstroPay.

Merchant customers or the market generally may continue to associate our operations with the operations of AstroPay. We may also be perceived to be associated with AstroPay and/or Directa24 due to partial overlap of our existing shareholder group with the shareholders of AstroPay. Finally, certain of our directors and officers were formerly associated with AstroPay and/or Directa24 and/or continue to hold an ownership interest in AstroPay and/or Directa24, and their prior association with and current interest in AstroPay and/or Directa24 may be imputed to us. Any perceived reputational shortcomings of AstroPay and/or Directa24 may reflect poorly on us, whether or not justified, which could have an adverse effect on our reputation and adversely affect our business, financial condition and results of operations.

Our use of open-source software could negatively affect our ability to sell our services and subject us to possible litigation.

Our platform incorporates and relies upon the use and development of open-source software, and we intend to continue our use and development of open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open-source licenses, which generally consist of GNU General Public Licenses (GPU) and GNU Lesser General Public Licenses (LGPL), we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open-source software for no cost, among other requirements. If an author or other third party that uses or distributes such open-source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained or are dependent upon the open-source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, or require us to devote additional research and development resources to change our platform. The terms of many open-source licenses to which we are subject have not been interpreted by courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies. Any requirement to disclose our proprietary source code, lack of availability of or updates to open-source software or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop services that are similar to or better than ours.

In addition to risks related to license requirements, use of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open-source software cannot be eliminated and could adversely affect our business.

Although we believe that we have complied with our obligations under the various applicable licenses for open-source software, it is possible that we may not be aware of all instances where open-source software has been incorporated into our proprietary software or used in connection with our solutions, or our corresponding obligations under open-source licenses. We do not have open-source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software, and we cannot be certain that our programmers have not incorporated open-source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open-source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open-source software, we may lose the right to continue to use and exploit such open-source software in connection with our operations and solutions, which could disrupt and adversely affect our business.

If we lose key personnel, our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of our president, our chief executive officer, our chief financial officer, our chief operations officer and our chief technology officer, who have substantial experience with our operations, the rapidly changing payment processing industry, and emerging markets. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including key executive officers, could have a material adverse effect on our business, financial condition, and results of operations.

In a dynamic industry like ours, the ability to attract, recruit, develop and retain qualified employees is critical to our success and growth. If we are not able to do so, our business and prospects may be materially and adversely affected.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. In addition, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors, particularly in the technology business. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, including option grants, which could adversely affect our profitability. We cannot assure that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition, and results of operations.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. We are organized as a holding company, and accordingly our material assets are our direct and indirect equity interests in our subsidiaries. We are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations.

The United Kingdom’s departure from the European Union could adversely affect us.

The UK withdrew from the European Union on January 31, 2020, commonly referred to as Brexit. The UK and the EU agreed a Trade and Cooperation Agreement on December 24, 2020, or the TCA, which is intended to be operative at the end of the transition period. The TCA was ratified by the UK parliament on December 30, 2020, and came into full force on May 1, 2021.

While the TCA regulates a number of important areas, significant parts of the UK economy are not addressed in detail by the TCA, including in particular the services sector, which represents the largest component of the UK’s economy. A number of issues, particularly in relation to the financial services sector, remain to be resolved through further bilateral negotiations, which have not been formally agreed yet. As a result, the new relationship between the UK and the EU could in the short-term, and possibly for longer, cause disruptions to and create uncertainty in the economy, which could in turn result in reduced corporate transactional activity. Under the TCA, certain passporting rights with respect to the provision of financial services remained in effect until December 31, 2021, though applicable EU payment and/or e-money institutions (including our subsidiaries) were required to apply to operate under a temporary regime to continue providing regulated services in the UK after December 31, 2020. While we have applied for such temporary regime, the implementation of the TCA agreement could potentially disrupt the markets we serve and we cannot assure that we will be able to obtain the relevant licenses to operate in the UK once our temporary regime elapses. If we are unable to obtain any license eventually deemed necessary by the Financial Conduct Authority in the UK within the timeframe imposed by the Financial Conduct Authority, then our ability to provide services in the UK may be disrupted. Any disruption of our business following Brexit could have an adverse effect on our business and financial condition.

The COVID-19 pandemic and other actual or threatened epidemics, pandemics, outbreaks, or other public health crises could have an adverse impact on our business.

Our business could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus (COVID-19). The global spread of the COVID-19 pandemic, which originated in late 2019 and was later declared a pandemic by the World Health Organization in March 2020, has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. The COVID-19 pandemic has resulted in the temporary or permanent closure of many businesses, and has required adjustments in how many businesses operate, including our merchants. These factors have adversely impacted certain companies and industries, including certain of our merchants, particularly those in the ride hailing and travel industries, and have severely disrupted economic conditions generally.

While we believe that our business has thus far seen a net benefit from the shift from in-store shopping and traditional payment methods towards e-commerce and digital payments, the ultimate extent of the impact of COVID-19 or any other epidemic, pandemic or other health crisis on our business, financial condition and results of operations will depend on future developments, including the condition and the dynamics of the global economy after the pandemic, shifts in purchasing behavior, new virus variants (which are highly uncertain and cannot be predicted), new information that may emerge concerning the severity of the pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, including effects due to variants of the novel coronavirus (such as the Omicron variant), could have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. See “Item 5. Operating and Financial Review and Prospects—Key factors affecting our performance—Impacts of the COVID-19 pandemic.”

Risks Relating to the Countries in which we Operate

A substantial portion of our business is primarily concentrated in Latin America, exposing us to disproportionate risk to the political, regulatory, economic and social conditions in this region.

We carry out substantially all of our business for merchants operating in emerging market countries, primarily Brazil, Mexico, Argentina, Chile, Colombia and India. Our operations provided to merchants in Latin America account for a substantial portion of our business. Such operations accounted for 92%, 89% and 92% of our revenues, and 94%, 90% and 94% of our TPV, respectively, for the years ended December 31, 2021, 2020 and 2019. The concentration of the services we provide to merchants in these countries exposes us to risks related to the political, regulatory, economic and social conditions in these countries. For example, in Argentina (which represented 8%, 12% and 15% of our TPV in 2021, 2020 and 2019, respectively) the economy has historically experienced very high rates of inflation that have undermined the Argentine economy and the Argentine government’s ability to foster conditions for stable growth. High rates of inflation in Argentina have adversely affected economic activity and employment levels, real salaries, consumption and interest rates. In addition, as the Argentine fiscal deficit has increased and Argentine Central Bank reserves have decreased, the Argentine government has responded by increasing tax rates, and by reinstating on foreign exchange controls, to which we may be subject in the emerging markets in which we operate. Moreover, in the past Argentina has experienced social and political turmoil, including civil unrest, riots, strikes and street demonstrations. Although we have generally been able to offset the heightened foreign exchange and exchange control risks in Argentina with higher overall fees on transactions conducted through our Argentine operations, the persistently poor economic conditions in Argentina, in particular the significant foreign exchange rate volatility of the Argentine peso and uncertainty regarding exchange control measures could have an adverse effect on our business, financial condition and results of operations. In addition, in Brazil (which represented 28%, 28% and 26% of our TPV in 2021, 2020 and 2019, respectively), recent economic and political instability has led to a negative perception of the Brazilian economy, which could adversely affect us given the significant concentration of our TPV transacted by our merchants in Brazil. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration in Brazil. The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy, as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. Because a significant share of our business is carried out in Argentina and Brazil, ongoing political and social unrest and poor economic conditions and government measures taken in response thereto in Argentina and in Brazil could have an adverse effect on our business, financial condition and results of operations.

The governments of the countries in which we operate have exercised, and continue to exercise, significant influence over the countries’ economy. This involvement as well as the political and economic conditions in these countries could harm us and the price of our Class A common shares.

The governments of the countries in which we operate frequently exercise significant influence over such countries’ economies and occasionally make significant changes in policy and regulations. Government actions, policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies and rates, wage and price controls, foreign exchange controls, blocking access to bank accounts, currency devaluations and capital controls. We have no control over and cannot predict what measures or policies such governments may take in the future. We and the market price of our Class A common shares may be harmed by changes in such governments’ policies, as well as general economic factors, including, without limitation:

•
growth or downturn of the economy of the countries in which we operate;
•
interest rates and monetary policies;
•
exchange rates and currency fluctuations;
•
restrictions on capital and funds expatriation;
•
inflation;

•
liquidity of the domestic capital and lending markets;
•
exchange control policies and restrictions on remittances abroad and payments of dividends;
•
modifications to laws and regulations, sometimes radical changes, according to political, social and economic interests;
•
fiscal policy, monetary policy and changes in tax laws or rates;
•
economic, political and social instability, including general strikes, mass demonstrations and civil strikes;
•
high levels of unemployment and underemployment;
•
labor and social security regulations;
•
public health crises, such as the ongoing COVID-19 pandemic;
•
limited infrastructure, including access to telecommunications and internet services;
•
energy and water shortages and rationing;
•
expropriations;
•
commodity prices;
•
high levels of organized crime activity;
•
natural disasters;
•
government intervention in the private sector, including through potential nationalization of private enterprises, and
•
other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

Uncertainty over whether the governments of the countries in which we operate will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in those countries, which may have an adverse effect on our activities and consequently our results of operations. In addition, the political environment of the countries in which we operate have historically influenced, and continues to influence, economic performance in such countries. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in those countries. Recent economic instability in a number of the countries in which we operate has contributed to a decline in market confidence in the respective economies as well as to a deteriorating political environment. The occurrence of adverse events that create additional political uncertainty in any of these countries could harm the economy of the countries in which we operate and, consequently, our business, and could adversely affect our financial condition, results of operations and the price of our Class A common shares.

Developments and the perceptions of risks in emerging markets, the United States and Europe, may harm the economies of the countries in which we operate and the price of our Class A common shares.

The market for securities offered by companies like us with significant operations in emerging market countries is influenced by economic and market conditions in other similar emerging market countries, as well as market conditions in the United States and Europe. To the extent the conditions of the global markets or economy deteriorate, the business of companies like us with significant operations in emerging markets may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in emerging market countries have at times significantly affected the availability of credit to companies with significant operations in these countries and resulted in considerable outflows of funds from these countries, decreasing the amount of foreign investments.

Crises and political instability in emerging market countries, the United States, European countries, or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for our Class A common shares. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Infrastructure and internet connectivity in the countries in which we operate may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the countries in which we operate, which is limited by inadequate infrastructure, including potential energy shortages and deficient telecommunication sectors, lack of Internet connectivity and bandwidth, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Additionally, despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may disrupt our business and the expansion of our client base. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Our business and results of operations may be adversely affected by political, economic and social instability risks, currency restrictions and devaluation, and various local laws associated with doing business in countries in Latin America, Africa and Asia.

We derive a portion of our revenue from our transactions in countries in Latin America, Africa and Asia, and we expect to continue to grow our operations in these regions. As such, our business is subject to the various political, social, economic, fiscal and monetary policies and factors that affect companies operating in Latin America, Africa and Asia, which could have a significant effect on our business, financial condition, results of operations and prospects. While certain Latin American, African and Asian countries feature developed and sophisticated business sectors and financial and legal infrastructure at the core of their economy, they are also affected by socio-economic challenges such as high levels of unemployment, poverty and crime and large parts of the population in Latin American, African and Asian countries, particularly in rural areas, do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered under previous governments of countries in the region may increase the costs and reduce the profitability of our business. These problems or proposed solutions may impede fixed inward investment into Latin America, Africa and Asia and increase emigration of skilled workers and as a result, we may have difficulties retaining qualified employees.

Our business model relies on an increase in internet penetration and digital literacy in Latin America, Africa and Asia. Even though the main urban centers of Latin America, Africa and Asia typically offer reliable wired internet service, a substantial portion of the population are inhabitants of rural areas, which largely depend on mobile networks. Internet penetration in the markets in which we operate or may operate in the future may not reach the levels seen in more developed countries or other emerging markets for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed implementation of performance improvements or security measures. The internet infrastructure in the markets in which we operate or may operate in the future may not be able to support continued growth in the number of users, their frequency of use or their bandwidth requirements. Delays in telecommunication and infrastructure development or other technology shortfalls may also impede improvements in internet reliability. If telecommunications services are not sufficiently available to support the growth of the internet, response times could be slower, which would reduce internet usage and harm our platform. Internet penetration in our target markets in Latin America, Africa and Asia may even stagnate or decline. In addition, digital illiteracy among many consumers and vendors in Latin America, Africa and Asia presents obstacles to e-commerce growth. If internet penetration and digital literacy do not increase in our current and future markets of operation in Latin America, Africa and Asia, it could have a material adverse effect on our business, financial condition, results of operations and prospects in the region.

It is difficult to predict the future political, social and economic direction of Latin American, African and Asian countries or the manner in which any future governments will attempt to address regional inequalities. It is also difficult to predict the impact that addressing these inequalities will have on our business. Furthermore, there has been regional, political and economic instability in Latin America, Africa and Asia generally, which could materially and adversely affect our business, results of operations and financial condition. While we believe that economic conditions in Latin America, Africa and Asia will improve, poverty in Latin America, Africa and Asia will decline and the purchasing power of Latin American, African and Asian consumers will increase in the long term, there can be no assurance that these expected developments will actually materialize. The development of Latin American, African and Asian economies, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, acts of warfare and civil clashes, political uncertainty, employment levels, social and labor unrest due to economic and political factors, arbitrary interference with private ownership of rights in respect of land, inflation or deflation, real disposable income, poverty rates, wealth distribution, interest rates, taxation, currency exchange rates and weather conditions. An economic downturn, whether actual or perceived, currency volatility, a decrease in economic growth rates or an otherwise uncertain economic outlook in any region of Latin America, Africa or Asia could have a material adverse effect on our business, financial condition, results of operations and prospects in the region.

Additionally, the Latin American, African and Asian countries in which we operate may impose or tighten foreign currency exchange control restrictions, taxes or limitations with regard to repatriation of earnings and investments from these countries. If exchange control restrictions, taxes or limitations are imposed or tightened, our ability to receive dividends or other payments from affected jurisdictions could be reduced, which could have an adverse effect on our business, financial condition and results of operations. In addition, corporate, contract, property, insolvency, competition, securities and other laws and regulations in many of the Latin American, African and Asian countries in which we operate have been, and continue to be, substantially revised. Therefore, the interpretation and procedural safeguards of the new legal and regulatory systems are in the process of being developed and defined, and existing laws and regulations may be applied inconsistently. Also, in some circumstances, it may not be possible to obtain the legal remedies provided for under these laws and regulations in a reasonably timely manner, if at all. Any of the foregoing factors could have a material adverse effect on our business, financial condition, results of operations and prospects in the region.

Credit rating downgrading of the countries in which we operate could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to sovereign debt credit rating of the countries in which we operate. Rating agencies regularly evaluate those countries and their sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Risks Relating to Our Class A common shares

An active trading market for our common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares at or above offering price and our ability to raise capital in the future may be impaired.

Although our Class A common shares are listed and traded on Nasdaq, an active trading market for our shares may not be maintained. If an active market for our Class A common shares is not maintained, it may be difficult for you to sell shares you have purchased without depressing the market price for the shares or at all. A lack of an active trading market may also impair our ability to raise capital to acquire other companies or technologies by using our shares as consideration.

If the trading price of our Class A common shares fluctuates, you could lose a significant part of your investment.

The market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

•
announcements by us or our competitors of significant contracts or acquisitions;
•
increase in competition in our markets;
•
significant impacts in cross-border flows between countries;
•
political crises in the countries in which we operate;
•
technological innovations by us or competitors;
•
the failure of financial analysts to cover our Class A common shares or changes in financial estimates by analysts;
•
actual or anticipated variations in our results of operations;
•
changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;
•
future sales of our shares; and
•
investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

Holders of our Class B common shares together own 45.4% of our outstanding common shares and 80.6% of corresponding voting rights, and have the power, as a group, to elect a majority of the members of our board of directors, which means that these shareholders, when acting in concert, have significant influence over matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Holders of our Class B common shares beneficially own 45.4% of our outstanding common shares and 80.6% of corresponding voting rights and all of our outstanding Class B common shares. As a result, these shareholders, when acting in concert, exercise significant influence over all decisions at our shareholders’ meetings. In addition, for so long as they hold our Class B common shares, such holders shall be entitled to appoint at least a majority of the members of our board of directors. They also, when acting in concert, have significant influence to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, our existing Class B common shareholders may exercise their voting power in a manner to cause us to make acquisitions that increase the amount of our indebtedness or outstanding common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of our Class B common shareholders on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They may, when acting in concert, be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

We have granted holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Under our Articles of Association, each holder of our Class B common shares is entitled to preemptive rights to purchase additional Class B common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which as at December 31, 2021, were 45.4% of our outstanding shares. The exercise by holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase.

Common shares eligible for future sale (including Class A common shares issuable upon conversion of Class B common shares) may cause the market price of our Class A common shares to drop significantly.

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Our shareholders or entities controlled by them or their permitted transferees are able to sell their common shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

Sales of a substantial number of our Class A common shares (including Class A common shares issuable upon conversion of Class B common shares) or the perception that such sales may occur could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.

Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or too few securities or industry analysts provide coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We may not pay any cash dividends in the foreseeable future.

The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our board of directors considers relevant. In addition, our holding company structure makes us dependent on the operations of our subsidiaries. See “—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Distribution Policy.”

Our dual class capital structure means our shares cannot be included in certain indices. We cannot predict the impact this may have on the trading price of our Class A common shares.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P

Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

The dual class structure of our common stock has the effect of concentrating voting control with Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments Ltd., Sebastián Kanovich (indirectly through Ledlife SA) and Jacobo Singer as the beneficial owners of the entirety of our Class B common shares; this limits or precludes your ability to influence corporate matters.

Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to five votes per share, so long as the total outstanding Class B common shares represent at least 10% of the total number of common shares (Class A and Class B) then outstanding. The beneficial owners of all of our Class B common shares are Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments Ltd., Sebastián Kanovich (our CEO (indirectly through Ledlife SA)) and Jacobo Singer (our President). See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Due to the five-to-one voting ratio between our Class B and Class A common shares, Andres Bzurovski Bay, IZBA SA, Aqua Crystal Investments, Sebastián Kanovich and Jacobo Singer will continue to exercise disproportionate voting power of our common shares and therefore be able to maintain significant influence over matters submitted to our shareholders so long as the total outstanding Class B common shares represent at least 10% of the total number of common shares (Class A and Class B) then outstanding.

In addition, our Articles of Association provide that at any time when there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (3) an issuance of Class A common shares, whereby a holder of the Class B common shares is entitled to purchase a number of Class B common shares that would allow such holder to maintain its proportional ownership interests in us (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in us pursuant to our Articles of Association).

In light of the above provisions relating to the issuance of additional Class B common shares, as well as the five-to-one voting ratio of our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain disproportionate influence over matters requiring shareholder approval. This concentrated voting interest will limit or preclude your ability to influence corporate matters for the foreseeable future. For a description of our dual class structure, see “Item 10. Additional Information—B. Memorandum and articles of association—Voting Rights.”

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item 16G. Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may need to raise additional capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business and implement our growth strategy through a public or private issuance of common shares or securities convertible into, or exchangeable for, our Class A common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock or result in a decrease in the market price of our Class A common shares.

The conversion of Class B common shares into Class A common shares and the exercise of warrants may have a dilutive effect on your percentage ownership and may result in a dilution of your voting power and an increase in the number of shares of Class A common shares eligible for future resale in the public market, which may negatively impact the trading price of our shares of Class A common shares.

Our Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in our Articles of Association, including transfers to affiliates, transfers to and between the existing holders of Class B common shares. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the outstanding Class B common shares represent less than 10% of the total number of all Class A common shares and Class B common shares then outstanding. If any such conversions occur, the total number of Class A common shares issued and outstanding will be increased and be dilutive to our other shareholders.

In addition, as of the date of this annual report, we had warrants outstanding issued to an affiliate of one of our merchant customers to acquire up to 15,213,587 of our outstanding Class A common shares exercisable through January 24, 2026 at a purchase price per share of either (1) US$0.5726 or (2) upon any reorganization (including any change of control) of the Company, the lesser of (i) US$0.5726 and (ii) sixty percent (60%) of the price per share paid in or implied by such transaction. The warrants limit such customer’s beneficial ownership to 4.999% of our outstanding Class A common shares unless such customer waives this limit upon 61 days’ notice. If any such existing or future warrants are exercised, the Class A common shares issued will increase the total number of Class A common shares issued and outstanding and thus be dilutive to our other shareholders.

If any of these newly issued Class A common shares are offered for sale in the public market, the sales could adversely affect the prevailing market price by lowering the bid price of our Class A common shares. In addition, issuance of Class A common shares pursuant to the conversion of Class B common shares or pursuant to existing or future warrant or option agreements may also materially impair our ability to raise capital through the future sale of equity securities because the issuance of the Class A common shares would cause further dilution of our securities. In addition, in the event of any change in the outstanding number of our Class A common shares by reason of any recapitalization, share sub-division, reverse share consolidation, stock dividend, reorganization consolidation, combination or exchange of shares, merger or any other changes in our corporate or capital structure or our Class A common shares, the number and class of shares covered by the warrants or options and/or the exercise price of the warrants and options may be adjusted as set forth in the relevant agreements.

The interests of our management team may be focused on the short-term market price of our Class A common shares, which may not coincide with your interests.

Certain of our directors and officers, among others, own shares in the Company, and are also beneficiaries under our share-based compensation plan. We implemented our share-based compensation plan. Due to the issuance of share options to members of our management team, a portion of their compensation is closely tied to our results of operations and, more specifically to the trading price of our Class A common shares, which may lead such individuals to direct our business and conduct our activities with an emphasis on short-term profit generation. As a result of these factors, the interests of our management team may not coincide with the interests of our other shareholders that have longer-term investment objectives.

We have approved share-based incentive plans for our managers and employees. Some of these plans provide for the granting of share options or RSUs to participants. Once the options have been exercised by the participants, our board of directors will determine whether our share capital should be increased through the issuance of new shares to be subscribed by participants, or if they will be settled through shares held in treasury. In the event settlement occurs through the issuance of new shares, our shareholders will suffer dilution of their interests in our share capital and in the value of their investments.

In case of new option grants under our existing plan, our shareholders will be subject to additional dilution. For additional information on our stock option plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors” for additional information.

Our recent transformation into a public company may increase our costs and disrupt the regular operations of our business.

We completed our initial public offering in June 2021, which has had and will have a significant transformative effect on us. Prior to our initial public offering, we operated as a privately-owned company, and we have incurred and expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded Class A common shares. We will also incur costs which we have not incurred previously, including, but not limited to, increased insurance costs, investor relations costs, and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and as an emerging growth company (for the time being), we are subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants. See “Item 16G. Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

While we expect to lose our status as an emerging growth company at the end of 2022, until then, the JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we are not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB, (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30 in any year for which we have been a reporting issuer for at least 12 months (which is the condition that we expect will cause us to lose our status as an emerging growth company), or (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

As a foreign private issuer, we rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.

Section 5605 of the Nasdaq equity rules require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to follow, and we do follow home country practice in lieu of the above requirements. In addition, Nasdaq listed companies are required to have, or explain why they do not have, one diverse director (as defined under Nasdaq Rule 5606(f)) by August 7, 2023, and two diverse directors by August 6, 2025. As a foreign private issuer, we have additional flexibility to satisfy such objective by including two female directors, or by including a female director and an individual who self-identifies as LGBTQ+ or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country where our principal executive offices are located. See “Item 16G. Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents; (ii) more than 50% of our assets cannot be located in the United States; and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, by the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company, and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. The Grand Court of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the Grand Court of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, the Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholders and the general macroeconomic environment in the countries in which we operate, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•
have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this annual report;
•
have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;
•
have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;

•
understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and
•
be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on the market price of our Class A common shares during 2021 and the composition of our income and assets, including goodwill, we believe that we were not a PFIC for our 2021 taxable year and we do not expect to become one in the foreseeable future. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (1) we hold and expect to continue to hold a substantial amount of cash, which is generally categorized as a passive asset; and (2) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (1) the treatment of any gain on disposition of the Class A common shares as ordinary income; (2) the application of a deferred interest charge on any such gain and the receipt of certain dividends; and (3) compliance with certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our Class A common shares are regularly traded on a qualified exchange. For further discussion, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

Item 4. Information on the Company

A.
History and development of the company.

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at dlocal’s website at www.dlocal.com.

Our accelerated pace of expansion

2016
$0.1bn
8 countries
Regulatory license for EMI[1] and PI[2] in EU/EEA
Pay-in and Pay-out solutions
Pay-outs Dashboard
2017
$0.3bn
+1 country
Marketplaces solution
Conversion improvement functionalities
Instant confirmation Cash Payments
Card Tokenization
2018
$0.6bn
+3 countries
API 2.0
Subscription payments
Smart fields
Direct APMs
2019
$1.3bn
General Atlantic Investment
+4 countries
Local-to-local
Invoice and payment information (India)
Pay-outs to digital accounts
Fraud solution 2.0
2020
$2.1bn
+10 countries
Fraud prevention API
Tax manager
New Merchant dashboard
Multi-currency settlement
Pay-outs through SFTP[3]
2021
$6.0bn
+9 countries
IPO
Launched Issuing as a Service
Launched Defense Suite
TPV

[1] Electronic Money Institution. [2] Payment Institution. [3] Secure File Transfer Protocol.

We started our journey in 2016 as a technology-first company seeking to disrupt online payments and to unlock opportunities for global enterprise merchants in emerging markets. We believe that we were among the first providers to recognize that, while large global merchants want to grow their business by selling their products and services online in emerging markets, they did not have the right online payments infrastructure to do so efficiently.

Since our inception, we have harbored global ambitions. We started with a single product to support a single payment method in one market, specifically pay-in cross-border payments in Brazil. Our early success empowered us to expand to other emerging markets, leading to our presence today in 35 countries including Mexico, Argentina, Colombia, and Chile in Latin America; India and Indonesia in Asia; and Egypt, Nigeria, and South Africa in Africa.

From the outset, our founding management team leveraged its technical expertise and entrepreneurial acumen to construct our flexible, scalable platform from scratch. The addition of strong commercial and financial talent complemented their technical proficiency, which has allowed dLocal to scale the business. Over the years, we have been able to continuously and rapidly introduce new solutions and capabilities in response to our global merchant’s dynamic needs and payments ecosystems, further develop and enhance our technology platform, and evolve our business model.

Today, dLocal is a key enabler of online commerce in emerging markets serving different high-growth, technology-related verticals across key sectors in the economy. In addition to pay-in cross-border solutions, we have successfully developed fast-growing pay-out solutions, as well as local-to-local capabilities for both pay-in and pay-out transactions. We have also developed marketplace capabilities, having on-boarded one of the world’s largest e-commerce platforms in 2018 as our first marketplace merchant. Our roster of market-leading global enterprise merchants and their reliance on our platform are the strongest testament to the strength of our overall value proposition.

We benefit from the support of our investors, including our strategic shareholders, General Atlantic and Mastercard, and the opportunities our scalable platform offers us. Moreover, Sebastián Kanovich and Jacobo Singer, our CEO and President, respectively, and members of our founding management team and board of directors hold a meaningful combined ownership in dLocal and are deeply committed to our continued success. See “Item 6. Directors, Senior Management and Employees”. With this support and commitment, we intend to continue expanding into new markets, developing new products, and retaining and expanding our merchant base while growing their overall volume processed through our platform (including, in each case, through potential acquisition opportunities), all of which are drivers that will continue to propel our growth in the years to come.

Capital Expenditures

For a description of our principal capital expenditures over the years ending December 31, 2021, 2020 and 2019, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Our Incorporation

We are a Cayman Islands exempted company incorporated with limited liability on February 10, 2021 for purposes of facilitating our initial public offering that took place on June 3, 2021. Our principal executive offices are located at Dr. Luis Bonavita, 1294, Montevideo, Uruguay 11300. Our legal name is DLocal Limited and our commercial name is “dLocal.” Our telephone number at our principal executive offices is +1 (424) 392-7437. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is investor.dlocal.com. The information contained in, or accessible through, our website is not part of, and is not incorporated into this annual report.

B.
Business overview.

Our Mission

Our mission is to enable global merchants to connect seamlessly with billions of emerging market users.

Overview

dLocal is focused on making the complex simple, redefining the online payments experience in emerging markets. Through one direct API, one technology platform, and one contract, which we collectively refer to as the One dLocal model, we enable global enterprise merchants to get paid (pay-in) and to make payments

(pay-out) online in a safe and efficient manner. Merchants on our platform consistently benefit from improving acceptance and conversion rates, reduced friction, and improved fraud prevention, leading to enhanced potential interaction with nearly 2 billion combined internet users in the countries we serve (excluding China). Our proprietary, fully cloud-based platform has the ability to power both cross-border and local-to-local transactions in 35 countries as of December 31, 2021. Our solutions are built to be both payment method-agnostic and user-friendly. We enable global merchants to connect with over 700 local payment methods (some of which are financial institutions) across our different geographies, thus expanding their addressable markets. Furthermore, our proprietary technology architecture is highly scalable and flexible, allowing us to constantly and rapidly innovate in response to market demand, expand to new countries and enhance our value proposition for our merchant clients. Agility is in our DNA. We believe our product offering makes us the most comprehensive online payments infrastructure currently available for global enterprise merchants operating across emerging markets.

We have developed multiple new solutions for our merchants since our inception and are well-positioned to continue to innovate and be at the forefront of developments in payments technology. As an example, we recently developed Direct Issuing, which enables global merchants to issue pre-paid cards to their end users. This solution is still at an early stage and we continue to run a pilot program.

Our focus on merchants’ demands drives us to develop solutions that address the complex payments issues they face in emerging markets.

•
For a leading software enterprise, we offer a reliable, country-specific solution that facilitates payments, enabling merchants to sell their suite of products and services in Nigeria.
•
For one of the largest video streaming companies in the world, we enable acceptance of local payment methods from viewers eager to access their content in Peru.
•
For a global ride-hailing services provider, we facilitate a pay-out solution that enables bank transfers, split payments, and tax withholding functionalities for its drivers in Argentina to collect fares.
•
For one of the leading global internet search engines, we developed dynamic transaction routing capabilities in Brazil to automatically direct traffic to payments providers with the highest probability of success, thus enabling more reliable processing.

As global enterprise merchants continue to face payments complexities, we believe they will seek to engage with partners that have demonstrated high acceptance rates of alternative payment methods, or APMs and have expertise in local payments; foreign exchange, or FX, management; local regulations; and compliance, tax, and fraud management capabilities across the relevant emerging markets, as opposed to engaging providers they may already use in developed markets where the payment and infrastructure dynamics are different. Capitalizing on this opportunity, we have continued to expand our presence globally, with the goal of becoming the online payments partner of choice for global merchants in emerging markets.

We are an enterprise-focused company, targeting large global merchants that operate in different verticals and geographies. Our key verticals include commerce, streaming, ride hailing, financial services, advertising, SaaS, travel, e-learning, on-demand delivery, gaming and crypto. We have built our global platform from the ground up to be accessible through a single direct API and to meet the rapidly evolving needs of these fast-growing global merchants. We believe simplicity, scalability, transparency, agility and innovation are keys to our continued success. We partner with over 400 merchants, including leading global enterprises such as Microsoft, Mailchimp, Wish, Rappi, Dropbox, Kuaishou, Deel and Arcos Dorados. In addition, we cater to the needs of leading marketplaces such as Shopify to help their SMB clients and partners expand their geographic reach. Our global merchants benefit from maintaining direct relationships with their end users while facilitating a faster, safer, more reliable and compliant payments experience. On average, our global enterprise merchants used dLocal’s platform in seven different countries and 67 payment methods during the year ended December 31, 2021, nearly six different countries and 44 payment methods in 2020 and in five countries and 35 payment methods in 2019. Such merchants comprised 96% of our TPV in the year ended December 31, 2021, 92% in 2020 and 93% in 2019. As a result, we believe that dLocal has become a trusted partner, forging resilient relationships with global enterprise merchants.

Note: Illustrative cross-border examples

We benefit from an attractive business model with improving economies of scale. We are often subject to rigorous vetting processes with global enterprise merchants that invest significant time and resources in the selection, diligence, and on-boarding of technology and payments providers. This on-boarding process can often take several months as these merchants assess our technological capabilities, ability to comply with their data security protocols, and adherence to regulatory, tax and compliance requirements. However, once we establish a direct connection (meaning there are no third party intermediaries between us and the merchant in the payment flow and technical integration), global merchants have the ability to access the full breadth of our solutions and the countries where we have a presence instantly through one direct API and one contract. Merchants can also choose to route all or a portion of their applicable pay-in and pay-out volume through us. Our direct connections with merchants serve as a strong competitive advantage and barrier to entry for competing providers, and makes incremental volume that flows through our platform highly margin accretive for dLocal.

Our single integrated platform provides a merchant-friendly alternative to the numerous legacy providers that global merchants were previously forced to rely upon for their payments needs in emerging markets. The breadth of our online payments infrastructure and expertise, allowing merchants to transact in 35 markets as of December 31, 2021, the direct connections with global merchants, our relationships with APMs, local financial institutions and acquirers, our understanding of the countries in which we operate, and our differentiated compliance, tax, and fraud management capabilities are attributes that in combination are difficult for competitors to replicate and create strong barriers to entry. Our technology DNA (we have been a “technology-first” business from inception), execution-driven culture and agile innovation mindset keep us at the forefront of the industry.

Our success is reflected in our rapid growth and strong profitability. dLocal earns revenue from fees charged to our merchants in connection with payment processing services for cross-border and local payment transactions in emerging markets. These fees are primarily generated on a per approved transaction basis as either a fixed fee per transaction or fixed percentage per transaction. The fees include a Merchant Discount Rate, or MDR, to compensate us for our services, as well as an FX service fee earned on payments involving conversion and expatriation of funds to and from various currencies, including the U.S. dollar and the Euro. Our TPV was US$6.0, US$2.1 billion and US$1.3 billion for the full years of 2021, 2020, and 2019, respectively, representing a growth rate of 193.0% when comparing the full year of 2021 to 2020 and a growth rate of 60.3% when comparing the full year of 2020 to 2019. Our total revenues were US$244.1 million, US$104.1 million and US$55.3 million for 2021, 2020, and 2019, respectively, representing a growth rate of 134.4% when the full year of 2021 to 2020 and a growth rate of 88.4% when comparing 2020 and 2019. Our net revenue retention rate, or NRR, was 219% and 171% for the year ended December 31, 2021, and 2020, respectively. Excluding the effect in 2019 of a warrant with a merchant, the NRR in 2020 would have been 159%. The NRR includes the merchants that generated revenues in the same period of the prior year. We believe our asset-light operating model with low capital requirements allows for continuous reinvestment to drive top line growth. Our strong profitability and cash flow generation is due in large part to our solving of the complex payments problems on behalf of our merchants in underserved geographies. Our Adjusted EBITDA Margin was 40.6%, 40.3% and 36.3% during the full years of 2021, 2020, and 2019, respectively. We intend to continue investing in growth and therefore our margins may decrease in the coming quarters. We expect to maintain our discipline in an effort to ensure that every new dollar we process will contribute to our margin.

Our Competitive Strengths

The following strengths and advantages are at the core of our strategy:

One single API, one single platform to connect to emerging markets

dLocal’s value is derived from the simplicity of our fully cloud-based proprietary platform, accessible through a single direct API, that enables global merchants to potentially reach nearly two billion internet users in the emerging markets we serve (excluding China). Traditional payments providers serving these markets are often burdened with disparate legacy technology systems that have been stitched together over time. This limits pricing transparency and leads to reconciliation and refund management complexities, a sub-optimal user experience, lower conversion rates, and subpar system availability, as well as increased levels of fraud and compliance issues. Conversely, dLocal offers a modern and flexible technology stack that is purpose-built to meet our global merchants’ high performance and scalability expectations, as demonstrated in our ability to increase our TPV by 60 times between 2016 and 2021.

dLocal’s platform provides rapid, reliable, and convenient support for pay-in and pay-out transactions, including cross-border and local-to-local in each case. We deliver a seamless, transparent, and integrated experience for global merchants while ensuring secure and compliant transactions. Our platform has been designed to make it simple for our merchants to add payment methods, products, and new markets in an expeditious manner, all through a single point of integration and one contract. Our single API addresses the requirements of our merchants, ranging from back-end integration to an easy-to-integrate checkout module where dLocal handles the payment process. We increase the payments conversion rates through automatic retries, fallback transaction capabilities, easy management of each transaction through our API or dashboard, and user and account automatic validation, combined with broad connectivity to local financial institutions and local payment methods.

Our founding management team built dLocal’s state-of-the-art platform from the ground up. It is designed to serve multiple functions in the payments value chain. dLocal combines payment processing and FX management with compliance, tax, and fraud management capabilities into one intuitive, fully integrated platform. We provide global merchants increased transparency and valuable insight into their cross-border and local-to-local payments flows, enabling them to provide an enhanced user experience for their end users. The features that power dLocal’s platform enhance the processing systems in each of the emerging markets we serve, while at the same time standardizing payments offerings across multiple countries. Our dynamic routing feature leverages the full breadth of dLocal’s connections with our more than 400 acquiring company partners to maximize approval rates. Our fraud prevention module helps our merchants to detect risky patterns and prevent fraud. Our security features are very relevant to our merchants as we handle highly sensitive transaction and user information. Refund and dispute management, currency exchange management, reporting and reconciliation for automatic settlements of funds, among other capabilities, round out our comprehensive suite of solutions.

We have made significant investments in product development and software design through the engineering expertise of 202 full-time equivalents (including employees and contractors) focused solely on technology. These investments have enabled us to efficiently expand our platform solutions and capabilities, enhance our payments infrastructure, rapidly deploy technology updates, and embrace high-security standards for our business and technology. As an example, we enhance our platform constantly and deploy system updates typically on a daily basis that instantly become available to all our merchants, in contrast with legacy players, which normally deploy such updates a limited amount of times per year. We believe that our capabilities are highly differentiated and hard to replicate, strengthening our overall competitive advantage.

Direct integration with our global, blue-chip enterprise client base

Our goal is to establish direct integration with our merchants which allows us to better understand their needs, reduce our response time, collaborate efficiently, and provide a superior payments experience. In doing so, we build relationships that are difficult and costly for competitors to replace or replicate. We also partner selectively with PSPs to which we offer our services and “last-mile” connectivity to local payment methods in emerging markets, thus allowing us to reach certain long-tail merchants to which we may not otherwise directly connect. Since its inception, dLocal has focused on enabling our clients to access a cloud-based digital payments infrastructure in emerging markets that offers a similar level of standards, functionality, and payments experience as that available in developed markets. This includes the ability to execute recurring payments, facilitate payment in installments, allow customer refunds, or split payments even when local providers do not support this functionality. We recognize the need for our merchants to carry out commerce in emerging markets in a seamless and secure manner. Accordingly, we have set up a platform designed to provide a comprehensive, enterprise-grade solution to enhance their operations in these markets.

Our commitment to these standards has allowed us to build a portfolio of merchants that includes some of the largest companies in the world, including Microsoft, Mailchimp, Wish, Rappi, Dropbox, Kuaishou, Deel, Arcos Dorados among many others. Furthermore, we have a strong track record of successfully acquiring new merchants and growing these relationships over time, cross-selling solutions in additional geographies or payment methods beyond the initial contracted services. On average, our global enterprise merchants used dLocal’s platform in nearly seven different countries and 67 payment methods during the year ended December 31, 2021, nearly six different countries and 44 payment methods in 2020 and in five countries and 35 payment methods in 2019. Such merchants comprised 96%, 92% and 93% in 2021, 2020 and 2019, respectively. As a result, we believe that dLocal has become a trusted partner, forging resilient relationships with global enterprise merchants.

As we continue to strengthen the relationship with our global merchants, we are well positioned to capitalize on their own incremental penetration in emerging markets and the growth of their business, which we expect to be a driver of our future growth.

Our product portfolio and data-driven value added services

Our platform includes a rich catalog of multiple products, capabilities, and value-added services focused on helping global enterprise merchants to get paid and make payments in emerging markets in a safe and efficient manner, minimizing friction, and increasing conversion rates and end user satisfaction. We believe dLocal is well positioned as a valuable “one stop shop” for global merchants looking to consolidate their emerging market transaction services with one trusted partner through one contract.

We provide merchants with proprietary fraud management tools built on machine learning algorithms and rules-based technology to help identify potentially problematic activity and execute transactions with increased levels of security. In addition, we offer tax and compliance capabilities that streamline regulatory compliance by helping merchants stay up-to-date with complex and frequently changing local laws and regulations, and FX management and multi-currency collection and settlement capabilities to address their needs in cross-border transactions.

Our innovative, technology-focused, and data-driven approach also allows us to be nimble in adjusting products and solutions to respond to specific client needs. We offer our clients a comprehensive merchant dashboard that gives them visibility into key information and provides valuable tools that can be accessed through a secure, individually-tailored interface. We believe that this results in an enhanced level of transparency and understanding of their operations, enabling global merchants to adapt user interfaces, enhance the payments experience, and ultimately conduct more effective and efficient decision-making. Our visibility into the payments value chain, along with our deep connectivity with, and understanding of, emerging markets, allows us to gather data on end user behavior, which can then be used to generate actionable insights for merchants to better serve and engage with their end users and optimize their systems and settings to achieve higher authorization levels and minimize friction. We believe this ultimately leads to a smoother payments experience without compromising risk management and fraud detection.

Deep connectivity with local partners in emerging markets

dLocal offers its global merchants comprehensive access to a broad payments ecosystem through our One dLocal model in the emerging markets where we have a presence. dLocal’s strategic relationships with over 700 local payment methods (some of which are financial institutions) create a broad and effective acceptance network for our payments solutions. We have ongoing dialogue with many local regulators, exchanges, and tax authorities in different countries, as well as direct integration with certain tax payment systems, which enables us to optimize operations and adapt quickly and efficiently to regulatory changes.

Given the relevance of APMs and local financial institutions in emerging markets, we believe it is critical for merchants to have the ability to accept the widest variety of payment methods and have the broadest possible reach in order to maximize conversion rates and reduce transaction friction with end users. Through our One dLocal model, we offer access to a large number of locally issued cards (under banners such as Visa, Mastercard, Diners, Verve, Elo and Naranja) and other APMs in each market, such as UPI in India, MPESA in Kenya, Ovo in Indonesia, and Boleto and PIX in Brazil.

Establishing and facilitating our breadth of connectivity requires knowledge of the market-specific regulatory frameworks and requirements, local knowledge and connections with different market participants, as well as having the right licenses in place. We believe dLocal is well positioned to continue broadening our network of APM partners and local financial institutions, ensuring our merchants can always rely on our connectivity to reach the end users they target.

Client-centric mindset drives agile innovation and rapid deployments

Our focus on merchants’ demands drives us to develop solutions that address the multiple and complex issues they face in emerging markets. dLocal operates in an agile manner, guided by our intrinsic focus on innovation to build solutions tailored to address the ever-evolving needs of our merchants. Whenever helpful, we provide merchants with a safe environment to rapidly test and iterate new solutions ahead of broad deployment. We believe that our agility and focus on solving the payment-related problems of our merchants in an effective and efficient manner minimizes wasted resources and differentiates us from our competitors. For example, in 2019, as a result of rapidly evolving changes to the regulatory framework, we filed with the regulator to become a licensed payment processor in Brazil. This provided us with the ability to partner with one of the largest ride-hailing companies in the world due to our ability to create in Brazil a local-to-local payment solution that allowed thousands of its drivers to receive payments from and its customers to make payments to the merchant, which we believe is difficult to replicate by other providers.

We have also created broad solutions with feature-rich capabilities that assist multiple merchants operating in the same market. We often create these products in response to a specific merchant need, which we can then replicate across our entire platform, thus benefiting other merchants operating in the same countries at minimal added costs. For example, we developed a differentiated tool to streamline tax withholdings in Argentina. At the time, the Argentinian government had made changes in tax policy, giving merchants little time to react. Our solution, which was built and launched rapidly across our entire platform, assisted all our merchants operating in the country to comply with evolving regulatory changes.

We recognize that our success is directly correlated with the success of our merchants. It is our responsibility to provide a secure, reliable service for them to drive payments volume through our platform. This makes us highly attuned to our merchants’ needs. We offer what we believe to be superior customer service, with 24/7 support and direct accessibility to a team of software engineers. We typically deploy daily updates for our platform, constantly enhancing our offering, while legacy players do so only a few times per year. Similarly, our customer support team stands ready to address issues at any time, in any time zone. We strive to promptly resolve our merchants’ problems, often before they arise, differentiating us from competing platforms, which we believe have longer response times.

We firmly believe in the importance of working alongside our merchants. In collaborating closely through our multiple touch points (including technology, operations, sales, account management, and product support), we aim to better serve them. This creates a cooperative environment, helping us work well together on product innovation and market expansion. Our merchants are our best partners in developing new solutions, in many instances helping us test them in secure and live environments, iterating, learning, and applying insights to new product releases that we then make generally available to our entire merchant base at the moment of launch.

Attractive business model that delivers strong financial performance

Our technology-driven business model creates significant opportunities for scale and operating efficiencies. We benefit from strong relationships with our existing merchants, many of whom benefit directly from strong secular trends such as the increasing adoption of e-commerce. In addition, many of our global merchants offer subscription-based models that provide greater visibility into the TPV processed through our platform. This all translates into the expanding performance of our annual merchant cohorts over time. Furthermore, our asset-light structure drives our ability to deliver strong margins and generate cash flow. Our business model has proven to be resilient, even through the recent COVID-19 pandemic. In fact, the COVID-19 pandemic has accelerated the digitalization of commerce, which has benefited some of our global merchants. For the year ended December 31, 2021, our revenues grew by 134.4% compared to the year ended December 30, 2020, and we reported an Adjusted EBITDA Margin of 40.6%. For 2020, our revenues grew by 88.4% compared to 2019, and we reported an Adjusted EBITDA Margin of 40.3%.

We have built our platform and all of its capabilities to last. We believe we will continue to drive growth and profitability through our investment in expanding our existing business into new countries, developing new products and capabilities, and attracting new global merchants into our platform, allowing us to remain ahead of the competition.

Technology-oriented, execution-driven management team fostering an entrepreneurial culture

We are devoted to fostering an entrepreneurial culture, built upon a commitment to offer a superior value proposition for our merchants. We were proudly born out of Uruguay, which forced us to think big and be global since inception. This is largely reflected in our presence in 35 countries and the expanding geographic diversity of our team of 535 professionals with passports from more than 30 countries as of December 31, 2021. We are mission driven and are focused on creating innovative solutions, launching new products, and adding new functionalities, always seeking to ensure the best possible execution and to continue supporting the growth of our merchants. Delivering a superior technology infrastructure is a key pillar of our management team’s focus, as evidenced by the fact that three of our current key executives have served in senior technology roles within dLocal at some point during their tenures.

Talent development and the retention of dLocal’s culture are key business imperatives. We also believe fostering diversity and inclusion are critical for business success, as they lead to stronger teams and better outcomes for our merchants, employees, and the communities we serve. Our management team has strong expertise and experience in emerging markets, which we believe is a competitive advantage to maintain the high levels of agility and adaptability that the market demands. We continue to expand globally and have assembled an experienced team that includes several members who have worked together for many years (even prior to dLocal’s foundation), and which is supported by compliance, tax, finance, operations, regulatory, and other functional experts and payments and technology leaders.

Our Growth Strategy

dLocal has a clearly defined and readily executable growth strategy to become the online payments infrastructure of choice in emerging markets. We will continue to focus on serving our diversified base of global enterprise merchants, especially in attractive industry verticals such as retail, streaming, ride-hailing, financial institutions, advertising, SaaS, travel, e-learning and gaming. We are focused on the following strategic pillars for growth, all of which build on each other and further enhance the power of our value proposition:

Grow with our existing enterprise merchant base and deepen our relationships with them

Our clients include some of the world’s leading global merchants. Increased adoption of e-commerce and online modes of payment in emerging markets have delivered significant growth for global merchants in recent years. Given the nature of our business model, the TPV that flows through our platform drives our overall revenue. As global merchants continue to benefit from these strong secular trends, we believe this will translate into larger transaction volumes and additional revenue for dLocal from the solutions we offer and the countries where we serve them today.

We have a strong track record of account management, cross-selling merchants, and expanding their use of our services, which will help us broaden their use of our platform across both additional solutions (e.g., offering pay-out solutions to a pay-in-only merchant) and countries (e.g., activating our platform in India for a merchant currently only engaging with us in Latin America). We believe that our continuous investments in enhancing the merchant experience (both for the merchants and for their end users) and our strong problem-solving culture will help us deliver superior service, leading our merchants to increase the percentage of their overall volume routed to dLocal.

We measure our success in growing and deepening our relationships with our existing merchants by means of our cohort performance in terms of TPV, countries and payment methods per merchant, as well as with our NRR. In 2021 and 2020, the TPV derived from the cohort of enterprise merchants that began using our products in the previous year grew by 368% and, 209% in 2020, respectively. Our NRR was 219% and 171% for the year ended December 31, 2021 and 2020, respectively. Excluding the effect in 2019 of a warrant with a merchant, the NRR in 2020 would have been 159%.

Increase number of global merchant clients

Our dedicated sales team continues to develop new global merchant relationships with the intent to be on-boarded and provide them with our solutions and capabilities across one or multiple emerging markets. Furthermore, we will continue to benefit from the ability to reference our existing clients to recommend our platform, helping us gain traction with new global merchants. To further expand our merchant base, we have developed a robust sales process with a proven track-record of winning competitive requests for proposals, or RFPs. Global merchants typically conduct a rigorous bidding and due diligence process before choosing and on-boarding their preferred PSP, evaluating candidates across many factors primarily including approval rates, technical capabilities, security, fraud management capabilities, payments experience, and price (including price transparency). The process from the initial RFP to final integration can take several months and typically involves multiple functional areas of the merchant, including payments infrastructure, operations, legal, compliance, and tax departments. For example, the combined RFP and on-boarding processes can take in general between two months to just over two years. Since 2016 through 2021, we have successfully added on average nearly eight new pay-in merchants per month and two new pay-out merchants per month.

Expand our global reach

We believe that the online global payments market is massive and remains underserved, particularly in emerging markets, where dLocal is focused. We have made significant investments to develop a flexible and extensible platform that can adapt to the specific needs of new local markets we enter. We seek to continue to leverage the scalability of our technology to broaden our geographic footprint.

We believe our playbook for expanding into new emerging markets is difficult to replicate. We have developed a systematic approach to understand the local regulatory and tax frameworks, obtain all necessary licenses and required approvals, and establish relationships and connectivity with key partners (including APMs and local financial institutions). We have typically been able to set up operations in new local markets we enter in less than six months. We tailor our strategy based on the consumption and behavioral trends specific to a market, and typically develop a local presence (for example, through a locally based country manager) to provide relevant solutions and deliver high level of customer service for our current and future merchants. Once we establish an initial presence in a new market, our merchants can begin to route their existing payments volume in that market to our platform without additional integration required, driving a meaningful and rapid return on our investment.

Our global expansion strategy follows the needs of our merchants by prioritizing markets with the most attractive opportunities and where our merchants face the most complex payments, compliance, and regulatory challenges. For example, we entered and began processing transactions in Egypt at the specific direction of one of the largest social media platforms in the world, which is also one of our largest clients. Capitalizing on our ability and commitment to expand geographically, in 2020 we established a presence in multiple new countries including Egypt, Bangladesh, Panama, and Bolivia and in 2021 we expanded to the Dominican Republic, Vietnam, Malaysia, Guatemala, El Salvador, Thailand, Tanzania, Uganda and Pakistan. We aspire to eventually establish a presence in all relevant emerging markets where global merchants require a differentiated technology and payments partner, as we see this as a key competitive advantage going forward.

Broaden the breadth of our products

We believe we are in the early stages of a financial technology revolution that is addressing increasingly complex payments challenges. Our technology-first DNA and problem-solving culture have fostered a strong track record of repeatedly delivering new and relevant solutions and capabilities for global merchants in emerging markets.

We have developed multiple new solutions for our merchants since our inception and are well-positioned to continue to innovate and be at the forefront of developments in payments technology. Pay-out is an example of a solution that we added at the request of one specific merchant during the Olympic Games in Rio de Janeiro. After developing the baseline solution, we quickly adapted it to work across our entire platform for our entire merchant base.

Another example is the recently developed issuing-as-a-service initiative, currently in a pilot program, which will enable merchants to create their own payment ecosystem. In order to address a growing demand for a branded card experience, we intend to offer merchants the ability to issue pre-paid cards to their end users. End users will be able to conveniently add balances in local currency through cards, cash deposits, bank transfers, funding from merchants, and P2P payments and use the balance for products or services from the issuing merchants or other unrelated transactions.

Our privileged position as a trusted partner to over 400 merchants gives us ongoing visibility into their needs and requirements. We are well poised to capitalize on the opportunity to address new use cases as they emerge in an agile manner, broadening our overall total addressable market, and offering greater value for global merchants in whatever emerging markets they choose to enter.

Grow inorganically

We may also seek to expand our merchant base, enhance our product or technical capabilities, or extend our geographic reach through selective acquisitions of companies that further enable us to serve enterprise merchants in emerging markets, such as our acquisition of PrimeiroPay in the first half of 2021.

Our One dLocal Model

Our One dLocal model combines our proprietary technology, intellectual property, capabilities, and business processes to create a differentiated go-to-market approach. It offers access to more than 2 billion consumers in 35 emerging markets through one direct API, one platform and one contract. We have a core aspiration to make the complex world of emerging market payments as simple as possible for our merchants through our model, unlike what we believe is the standard for other solutions. Merchants can then access all of the markets we serve using one integrated set of technologies governed by one overarching contract. The inherent simplicity of this model, combined with our platform’s extensive capabilities and benefits, including what we believe are higher conversion rates and lower fraud, creates a highly compelling value proposition for our global enterprise merchants.

dLocal’s founding management team built our cloud-based payment platform from the ground up. It was designed to provide an improved payments experience for our merchants with a strong focus on scalability, security, and performance. Our single platform enables merchants to experience the same standard of functionality and client interface that they have come to expect in developed markets as they enter into or further expand in emerging markets. Once on-boarded, our merchants gain immediate access to the full breadth of our platform, allowing them to expand their presence in emerging markets through one trusted partner and one contract, while receiving a consistent level of performance and client service globally. We believe that our robust network of APMs, local acquirers, and financial institutions; our deep understanding of each local market; and our comprehensive value-added services (such as our advanced fraud management system) deliver superior benefits for our global merchants. Some of these benefits include increased acceptance and conversion rates, risk mitigation, improved level of compliance, transparent FX management, reduced settlement times, and valuable data insights, all of which are critical for managing merchants’ interactions with their customers, employees, and vendors and improving their sales.

Furthermore, dLocal’s payment platform provides merchants with holistic and granular views of their payments activity. For example, merchants are able to view in real-time summarized transaction information pertaining to specific locations or counterparties or drill down into why a specific transaction was rejected through our API or dashboards. These insights can help merchants improve reporting and reconciliation and avoid potential payments settlement issues, often allowing them to increase their sales or reduce their costs. This in turn benefits dLocal by further strengthening the relationship with (and the value of our platform for) our merchants.

Our business model

We offer our merchants and PSP partners payment processing, FX management, fund collection, fund settlement, fund disbursement, and additional value-enhancing features including fraud prevention, reports and analytics, regulatory, compliance and tax withholding management. We charge a negotiated fee for each merchant on a per approved transaction basis as either a fixed fee per transaction or fixed percentage per transaction, which varies by solution, applicable geographic market, overall volume processed, and required functionality (e.g., whether the transaction requires expatriation or repatriation of funds, which would require FX conversion).

Payments ecosystem

Global enterprise merchants
One dLocal
One API | one platform | one contract
Pay-ins
Merchant fund settlement
FX Management
Withhold tax collection
Payment processing
Smart routing
d·local
Pay-outs
Merchant fund collection
Payment processing
FX Management
Income tax management
User payment disbursement
Local acquirer
Local bank
Non-financial institution
Local credit cards
Alternative payments methods
Bank deposits
Local bank
Bank deposits
Digital wallets
Connectivity to over 700 local payment methods
Emerging market users

As we have continued to expand our footprint and gain scale, the average number of discreet countries in which our merchants use our products has also expanded over time. On average, our global enterprise merchants used dLocal’s platform in nearly seven different countries and 67 payment methods during the year ended December 31, 2021, nearly six different countries and 44 payment methods in 2020 and in five countries and 35 payment methods in 2019. Such merchants comprised 96% of our TPV in the year ended December 31, 2021, 92% in 2020 and 93% in 2019. As a result, we believe that dLocal has become a trusted partner, forging resilient relationships with global enterprise merchants.

Furthermore, as our merchants continue to recognize the value of our platform, they have expanded the number of payment methods which they elect to process through dLocal.

Our cohort performance

We believe that our commitment to fulfilling the needs of global merchants and our strong value proposition will continue to gain the loyalty of our customers and deepen our relationship with them. To track our growth and the underlying dynamics of our business, we monitor the evolution of TPV corresponding to certain cohorts of our global merchants and PSP partners in order to analyze changes in TPV from existing clients. We believe cohort performance is a valuable metric to measure client satisfaction.

We believe our strong merchant cohort performance is due to the quality of our service, effectiveness of our business model, our ability to retain our global merchants, and our success in continually growing the percentage of their overall TPV that flows through our platform.

TPV composition by annual cohort (in US$ millions)

Our 2021 cohort (which includes all merchants that began processing TPV in that period, regardless of volume of TPV processed) had an initial TPV that was over eight times the size of our annual cohort for 2018. We believe this demonstrates our ability to scale our new merchant’s growth capability year after year. Also, each of the 2018, 2019 and 2020 cohorts have significantly grown year after year, which demonstrates our ability to increase our share of wallet of our merchants.

As we have continued to expand our footprint and gain scale, the average number of discreet countries in which our merchants use our products has also expanded over time. On average, our global enterprise merchants (which represents global merchants that during that year surpassed for the first time the US$6 million TPV threshold) used dLocal’s platform in nearly seven different countries and 67 payment methods in 2021, in six different countries and 44 payment methods in 2020 and in five countries and 35 payment methods in 2019. Such merchants comprised 96% of our TPV in 2021 and 92% in 2020.

Average number of countries by enterprise cohort over time

Our solutions

We offer a robust set of pay-in, pay-out, and marketplace solutions, designed with feature-rich functionality.

Pay-in

Pay-ins

NGN
User pays via Nigerian Naira
User pays via Nigerian Naira
NGN
d·local
Local-to-local
Cross-border
dLocal settles funds in Nigerian Naira
dLocal expatriates funds, manages FX and settlements
NGN
USD

Note: Illustrative example

We have offered our pay-in solution since our inception. We started with the mission of helping global merchants conduct their business and get paid for their products and services as they entered and expanded their online presence in emerging markets. We enable numerous payment methods including international and local cards, online bank transfers and direct debit, cash, and hundreds of APMs. This allows end users to pay for their online purchases through their preferred method of payment and allows global merchants to target a large user base, expanding their total addressable market and sales. We offer our pay-in solution for cross-border and local-to-local transactions. We recognize revenue for pay-in transactions when the authorized transaction is processed.

For our pay-in solution, we primarily compete with global, regional, and local PSPs, depending on the market. We believe that we out-compete these providers through a combination of our fully cloud-based, flexible technology solution and value-added features, the breadth of our connectivity to local financial institutions and local payment methods, our robust compliance and regulatory capabilities, and our emerging markets focus with a superior level of customer service, all of which we trust deliver higher conversion rates and lower friction for our merchants.

Pay-out

We launched our pay-out solution in 2016 to meet the growing needs of new and evolving business models that require paying out partners and/or users in emerging markets. For example, Buenos Aires is one of the fastest growing cities globally for the ride-hailing industry. This created a need for two of the largest ride-hailing companies in the region to engage with an online payments infrastructure provider that could help pay their drivers in Argentina in a fast and secure manner. While we facilitate both cross-border and local-to-local pay-out functionality, we only enable payments into registered bank accounts of users, in accordance with our KYC and AML standards. Typical pay-out recipients include vendors, contractors, partners, drivers, apartment renters, marketplace sellers, and refund recipients, all of which can be paid in their elected preferred method while the merchant retains control over the overall interface, thus enhancing the payments experience. We provide merchants the ability to scale pay-out operations effortlessly while reducing risks and operations burdens in emerging markets. We recognize revenue for pay-out transactions upon completing the pay-out of an authorized transaction in local currency.

For our pay-out solution, we primarily compete with global and regional banks. We believe that our service is superior to the offerings of these banks due to a combination of our technology offering, our ability to offer split payments, our shorter processing times (one or same day settlement for cross-border transactions), our focus on customer service, and our enhanced flexibility and transparency. In addition, merchants and end users benefit from no extra fees and taxes associated with FX conversion. We also compete with pay-out specialists that focus on direct relationships with merchants. However, these specialists often depend on dLocal for their ‘last mile’ connectivity to bank accounts in the countries in which we have a presence, as well as our expertise, often leading them to become clients of dLocal and allowing us to take advantage of their distribution networks.

Marketplaces

Marketplaces power an ecosystem of small business owners and entrepreneurs conducting business online. Marketplaces face unique challenges, given their responsibility for integrating payments into their own platform and facilitating pay-out of funds to sellers on their platform. dLocal enables global online marketplaces to offer their sellers the ability to accept payments in a seamless fashion as they seek to expand sales to emerging markets. In many instances, international sellers do not have a local account, and therefore cannot sell their products or services in the marketplace’s local site, as they are unable to collect funds. In such cases, the sellers are on-boarded directly by the marketplace (making them responsible for complying with local regulations, particularly in relation to KYC and other requirements), whereas dLocal’s platform is able to collect the funds locally under the preferred method of payment from the end user, and then disburse funds to the international seller’s preferred location. Our marketplace solution allows us to reach SMB merchants which we would otherwise not target, all through a single direct integration and one contract with a global enterprise merchant.

Direct Issuing

In 2021, we launched our “Issuing-as-a-service” solution which enables global merchants to create their own payment ecosystem. In order to address a growing demand for a branded card experience, we offer our global merchants the ability to issue pre-paid cards to their end users. End users are able to conveniently add balances in local currency through methods such as cards, cash deposits, bank transfers, funding from merchants and P2P payments and use the balance for products or services from the issuing merchants or other unrelated transactions.

We added this product to our offering as another building block for what we consider to be a one stop shop, which is particularly appealing when analyzing bancarization rates, which are significantly lower in the countries that we operate in than in developed countries. We have partnered with financial institutions as issuers to help grow the product. This solution is still at an early stage and we continue to run a pilot program.

Our capabilities

Conversion optimization

One of the primary focuses of our platform is to increase the conversion rates and resulting revenues our merchants receive in emerging markets. To that end, in addition to a robust network of local payment methods offered through our platform, we offer specific functionality including smart routing, automated payment reminders, installments availability, recurring payment features, and branded checkout, all of which are geared towards optimizing the conversion rate. We believe we offer a conversion rate superior to that of traditional payments providers. Our smart routing capabilities enable us to achieve high conversion rates by automatically routing each transaction to the best-converting route, based on multiple variables, including card brand, payment method, issuing bank, Bank Identification Number, or “BIN”, among others. In the event any transaction route goes down, dLocal can automatically switch to alternative processors.

Our platform also allows merchants to easily, rapidly, and more accurately make cross-border or local-to-local pay-out transactions. Our optimization capability also focuses on reducing the timeframes of each pay-out while delivering the best conversion rates. Automatic retries, easy management of each pay-out through our API or dashboard, and user and account automatic validation, combined with a broad connection to local financial institutions, all serve to enhance the conversion rates.

Security

Security is at the heart of our platform and a key factor of why merchants select us. Our platform is Payment Card Industry Data Security Standards, or PCI DSS, Level 1 certified, which provides a level of assurance to our merchants that their transactions will be processed securely and funds and data will remain safe. We offer a robust set of security features in our solutions and have policies and procedures in place to manage security matters that are outside of the PCI scope. dLocal has a robust processing infrastructure with multi-layered network segregation that improves control over access to the network and facilitates monitoring. All inbound traffic passes through a web application firewall (WAF), mitigating the risk of cyber-attacks. dLocal also establishes access to the platform exclusively through VPN connections and grants access to users and applications on an as-needed basis, while enforcing comprehensive authentication methods. Finally, dLocal encrypts all the data on the platform and employs antivirus, intrusion detection, and monitoring software to regularly scan for possible threats. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are subject to cyberattacks and may be subject to breaches of our information technology infrastructure and applications, and any failure to adequately protect our information technology infrastructure and applications could result in data breaches and/or downtime and materially adversely affect our reputation, business, and financial condition.”

Fraud solution

As the global economy continues to digitalize, system exposure to fraud has intensified. In particular, emerging markets, many of which have only recently adopted card and digital payments, are exposed to higher vulnerability to chargebacks, cyber-attacks and fraudulent schemes, which could impact merchant revenues. dLocal has developed a robust data-driven fraud prevention engine and a suite of checks and localized strategies for emerging markets that are powered by machine learning, leveraging our proprietary databases and designed to timely and accurately identify fraudulent transactions in the different countries we operate. Our proprietary behavioral algorithms detect subtle patterns and habits, increasing the level of security and ensuring compliance with applicable anti-fraud regulation. dLocal focuses on minimizing false positives and false negatives by combining merchant and industry data to create what we believe is a best-in-class fraud detection model. Each merchant is categorized to enhance the model’s performance by adapting it to the merchant’s data and characteristics. Additional checks and rules are applied to higher risk or higher value transactions. We believe that dLocal’s focus on emerging markets, strong partnership with our merchant base, and local knowledge in each of our markets help us deliver superior fraud management capabilities that improve merchant results.

Tax-handling solution

dLocal collects, withholds when needed, and settles multiple forms of local taxes on behalf of merchants. We conduct a two-step process in which dLocal and merchants’ external tax advisors if available first identify the types of tax and withholding treatments that apply in each jurisdiction, and then implement the selected approach on dLocal’s platform to calculate, withhold when needed, and settle taxes with local authorities in a fully automated and transparent way. With our Tax Manager tool, dLocal can check and manage all the different tax regulations in the countries where dLocal processes payments for merchants, as well as the necessary configurations to ensure compliance regardless of the local tax system complexities. Our tax tools have a flexible and scalable configuration that requires no additional work for the merchant when expanding to new markets. In no instance do we offer or provide tax consulting services to our merchants.

Settlement and FX management

dLocal’s multicurrency platform allows merchants to receive and settle cross-border transactions in the currencies of their choice with reduced friction. Our currency exchange API provides merchants FX transparency and a real-time view into all exchange rates needed to work on a global setup with local capabilities across emerging markets. When required, we can automate fund repatriation at previously-agreed settlement times and enable merchants to efficiently manage funds and transaction activity.

Merchant Dashboard

As part of the available functionality that we offer through our platform, our merchants can access transaction information in real time through our proprietary Merchant Dashboard, which provides reports to reconcile their global transactions across multiple emerging markets in one place. Merchants can easily track and analyze payments, review and reconcile balances in selected currencies, issue refunds and dispute chargebacks, configure funds settlement preferences and obtain integration credentials, among many other services. Our solutions can be tailored based on individual merchant needs and focus on delivering transparency and convenience for our clients.

Reporting

dLocal provides additional reporting capabilities through Secure File Transfer Protocol, or “SFTP”, for merchants to monitor their transactions and overall relationship with dLocal. We prepare customized reports for merchants that provide unique insights and analytics to manage transaction experience and payments processed on our platform. These reports can be integrated into the merchants’ existing finance and operational systems, providing an easier reconciliation and a seamless experience. Reports can be automatically generated and sent to the merchant at the desired frequency (daily, weekly, at the transfer of funds, etc.).

Dispute management

dLocal offers dispute management capabilities for all transactions that are processed through our platform. In the event of a dispute, we immediately notify our merchants through our API, the Merchant Dashboard, or via email. Once notified, merchants can provide all required information and documentation to address the dispute. dLocal then proceeds to process all required information and work with payment processors, acquirers, and other financial institutions, as applicable, for the resolution of the dispute, while ensuring the merchant is informed of updates at each step.

Refunds

dLocal has created a solution for merchants to send refunds to their customers for any transaction with any payment method, including many APMs that do not have a refund feature. In cases where there is no refund available for the original payment method, we create a bank transfer to the end user. Merchants can send their customers’ banking information directly to dLocal, through our API or the Merchant Dashboard. Alternatively, dLocal can contact the end user directly to complete the refund process.

Subscriptions and recurring payments

dLocal provides merchants with the ability to set up recurring payments with cards and digital wallets, among others, which is ideal for merchants offering subscription-based models. We have built several merchant-friendly features on our platform to support this use case. Tokenization of cards and digital wallets, verification capabilities and retry features give our merchants a full suite of options to improve their recurring services and boost approval rates. As an example, when verifying a card, dLocal creates a transaction with the smallest amount allowed in the applicable country and immediately cancels the transaction. This verification feature reduces complexity for merchants given there are different rules for card verification in each country and minimize impact for end users as the transaction is immediately cancelled to avoid any chargeback from unrecognized payments.

Installments

dLocal also allows users in emerging markets to complete their payment with installments. Credit is extended for a given transaction and end users can pay in several installments in an agreed-to period of time. This capability is risk-free for the merchant and enables a customizable checkout.

Direct alternative payment methods (APMs)

We understand that APMs have a wide range of different payment flows across all countries. Our merchants often want to fully-brand the experience for their customers, eliminating the need to redirect end users to the APM of their choice and transition them to a third party user interface. Accordingly, we offer the “Direct APMs” solution that can integrate APMs through our API into the merchants’ check-out so merchants can avoid losing users while redirecting and delivering a better overall branding experience.

Checkout

dLocal is able to build localized and branded check-out experiences for merchants that are fully connected to our platform through the same API and support a full range of payment methods across a wide range of devices and software environments. Merchants can integrate our checkout capabilities on a modular basis in a rapid, efficient, and effective manner, tailored to their specific needs while maintaining full control over their relationship with their customers.

Smart Fields

All merchants that handle credit card information are required to be PCI Compliant. Smart Fields simplify the compliance requirements for merchants, isolating sensitive information in a secure one-element iframe. With Smart Fields, merchants become SAQ A compatible, which ensures PCI Compliance. Merchant can also minimize friction and control the user experience by securely collecting all card payment information on their website, without the need for any redirection to a dLocal branded checkout. We provide a comparatively simple solution that gives merchants full card acceptance capabilities.

Our merchant base

Since our founding, dLocal has been focused on the goal of building an online payments infrastructure that connects global enterprise merchants with end users in emerging markets and allows them to seamlessly conduct business. To that end, as at December 31, 2021, over 400 global merchants, including brand names such as Microsoft, Mailchimp, Wishx, Rappi, Dropbox, Kuaishou, Deel and Arcos Dorados, across multiple verticals including commerce, streaming, ride-hailing, financial services, advertising, SaaS, travel, e-learning, on-demand delivery, gaming and crypto, have turned to dLocal as a trusted partner for online payment acceptance or disbursement in emerging markets. We are replacing a complex patchwork of legacy offerings that in many instances cannot deliver the comprehensive level of functionality required to process large volumes and maximize end-user satisfaction, or fail to comply with local regulatory and tax frameworks.

As our global merchants expand in the countries where we establish a presence, we believe that we are well positioned to gain a higher percentage of their transaction volumes as we continue to demonstrate the value of our platform, innovate new and relevant capabilities, cross-sell our existing solutions, and extend our global footprint. Furthermore, we have a robust pipeline of target global enterprise merchants, which we will continue to actively pursue, that we believe will benefit from our solutions, driving future expansion of our overall merchant base.

While the vast majority of our volume is concentrated in global enterprise merchants, dLocal continues to selectively work with leading PSPs, especially where they are complementary and deliver relationships that are not targeted by dLocal directly. In those instances, PSPs leverage our connections to access “last-mile” connectivity to local payment methods, while dLocal gains increased distribution of our services.

dLocal’s client concentration continues to decrease as we add new merchants and increase the volume processed for existing merchants outside of our top 10 in processed volume. For the year ended December 31, 2021, dLocal’s top 10 merchants represented 56% of total revenue, and 64% and 70% for the years ended December 31, 2020 and 2019, respectively. We monitor our merchant base on a regular basis, consistently looking for ways to improve the sustainability of our relationships and to enhance the level of connectivity we have with each of our merchant clients.

Our Technology

We have designed and built from scratch a highly differentiated, modern technology stack (hosted in multiple AWS servers) with enhanced capabilities that can be accessed through a single API, which provides merchants what we believe to be a comprehensive, superior experience for all of their online payment needs in the countries where we have a presence. Our front-end functionality enables merchants to deliver a full suite of features that are relevant across a wide variety of verticals, while our back-end infrastructure provides merchants with the ability to conduct more secure and compliant business with less friction.

Key benefits of our infrastructure

We offer a platform with feature-rich, fully-integrated solutions. It has been built with the goal of addressing the specific needs our merchants face in each market. Although our infrastructure addresses complex problems, we simplify them by offering a seamless experience and providing one single, consistent view, aimed at giving merchants the peace of mind to allow them to focus on running their business.

•
Scalable. Our platform is scalable and extensible, with the ability to support incremental payment volumes and merchants as we continue to grow. We have been able to efficiently enter and scale in new countries, build a global payments infrastructure, and expand our portfolio of pay-in and pay-out solutions, both cross-border and local-to-local. We have also been able to support a fast-growing base of merchants and transaction volumes without compromising the payments experience.
•
Reliable. Our platform is fully cloud-based and integrated across our global infrastructure, with multiple third-party data centers collectively serving the countries in which we operate. Our platform was developed with the aim of enabling rapid and reliable flow of funds, supporting multiple pay-in and pay-out methods of payment, either cross-border or local-to-local. Our platform is available 24/7 and has experienced consistent availability since our inception.
•
Flexible. Our platform has been designed to be flexible and to handle shifts in merchant and end user preferences and to support the rapid development, testing, and deployment of new capabilities and functionalities.
•
Secure. Security is core to our business. Our platform is designed to be safe and to provide uniform security as a result of significant investments in our fully integrated fraud and risk monitoring capabilities. Furthermore, the functionality of our fraud management and overall security capabilities has allowed us to remain largely independent of third-party software providers, allowing us to heighten the level of security we provide. We believe that the security and protections that our platform offers caters to the trust and reliability which merchants increasingly seek as they select a partner of choice.

•
Compliant. We operate in a highly regulated industry that requires us to have a robust footprint of licenses and appropriate registrations and designations. Our technology and processes are fully compliant with PCI DSS and other relevant PCI standards. We believe we hold all material required licenses or applicable exemptions in the various countries in which we operate, providing further assurance to our merchants of our ability to deliver a fully compliant offering.

Technology strategy

Our technology strategy is driven by our focus on addressing our merchants’ needs. Our technology and commercial teams are in constant communication to ensure we have a deep and timely understanding of the opportunities and the challenges that global merchants face in any given market that we serve. Once we understand their needs, we prioritize their resolution and seek to collaborate directly with our merchants to develop, test, and optimize relevant solutions in an agile manner. In many instances, we achieve this through an iterative process in a sandbox environment geared towards continuous improvement, helping our merchants innovate safely and enabling them to have control over the design process without risk of unnecessary friction or loss of data. In other situations, we facilitate beta testing for merchants that desire and value real-time customer feedback as they seek to enhance their overall payments experience. Once our newly developed capabilities or functionalities are fully completed and live, we make them instantly available for use to all of our merchants. This allows us to constantly enhance the value proposition of our platform.

The strength of our strategy also rests in our ability to attract and retain talent with deep technological, product, and payments-industry acumen. We believe our “technology-first” mentality, our continued investment in developing innovative industry solutions, and the increasing recognition of our brand will allow us to maintain and enhance our talent base of technologists. As of December 31, 2021, 44% of our employees held engineering or technology-related roles.

Research and development

Innovation is at the core of our culture. We have a deeply talented employee base of highly-qualified engineers dedicated to the development, improvement and evolution of our online payment platform capabilities as well as product development. We consistently invest in developing new feature functionality to enhance and maintain the relevance and value of our solutions. Furthermore, we are an agile organization, capable of rapidly reacting to a fast-paced payments and regulatory environment which is constantly evolving. dLocal seeks to continuously improve its products and has a regular software release schedule with improvements typically deployed on a daily basis (whereas the industry norm is to release software updates only a few times a year). This frequent update release schedule aims to ensure that merchants will benefit from immediate access to the latest developments and is an integral part of our technology strategy. We also continue to focus on developing new products as we scale. Our previous experience adding pay-outs, local-to-local, and marketplaces is the testament of our ability to keep innovating and responding to global merchants’ needs. We will attempt to capitalize on new market opportunities by launching new products. For example, we recently launched Direct Issuing, an issuing-as-a-service product that is currently in its pilot phase. The Direct Issuing product enables merchants to create new lines of revenue and easily issue prepaid cards in local currencies to their customers or business partners, potentially reaching millions of consumers in emerging markets.

Sales and Marketing

We firmly believe the global enterprise merchants and partners that have chosen to work with us over the years are our best advocates. Providing what we believe is a superior level of customer service and a differentiated experience has in turn helped us to attract new merchants eager to experience the same level of functionality. In many instances, merchants have approached us directly as they learn about the value our online payments infrastructure can deliver for pay-in and pay-out solutions in emerging markets. Accordingly, we have not needed a high level of marketing spend to become relevant or to promote our brand. Nevertheless, we continue to adjust and adapt our marketing strategy as our company grows and responds to changes in the economic environment, particularly as we broaden our reach into new countries and offer new solutions.

While we benefit from a strong pipeline of merchants seeking to engage our services, we also have a dedicated, experienced sales force present in most of the countries in which we operate. In certain instances, some of our key executives have led our expansion team directly when helping us attract specific merchants. This includes our CEO’s two-month relocation to China, where he directly oversaw and led the establishment of commercial relationships with key merchants in the region. Furthermore, our account management professionals are committed to maintain a high level of customer retention and identify future opportunities as new merchants continue to be on-boarded. Finally, our customer success representatives are focused on addressing our merchants’ needs and queries timely, effectively, and under the lens of our differentiated local expertise. Our collective sales, account management, and customer success representatives work in tandem with our technologists and engineers as we seek to continue to innovate new relevant (and enhance existing) offerings for our global merchants.

In addition to a direct support and sales function team, dLocal also sponsors leading industry events. Our management makes increasingly regular appearances at events across industries, including retail and technology. We also actively participate in industry forums to discuss emerging market payments, which allow us the opportunity to further educate the market on our unique value proposition.

Our Customer On-boarding Process

Prior to establishing a relationship with a merchant customer, we carry out appropriate due diligence on such customer, including a risk assessment, and screening for sanctions compliance and for politically exposed persons, as well as adverse media screening through dedicated lists and databases. We may take additional diligence measures when a particular business relationship with a customer is determined to pose increased risk, requiring the collection and assessment of additional information pursuant to our compliance policies and procedures, and regulatory licenses. We also carry out ongoing due diligence with our customers to ensure the customer risk profiles remain within our risk appetite.

People and Culture

People are one of dLocal’s most valuable assets. Our culture attracts individuals who take initiative and who are dedicated to the organization’s rapid growth. Attracting and retaining the right talent is critical to the success of our business and is a key factor in our ability to meet our global merchants’ needs and the growth of our merchant and revenue base. We seek to source, hire, and develop talent across all emerging markets where we have established or are working to establish a presence.

In addition, we believe we have a highly unique culture, which is grounded on the following four key pillars:

We are client-centric

•
Customer impact is always our first thought.
•
We aim for excellence in everything we do, no matter if big or small.
•
If we commit, we deliver.

We are humble learners

•
We are still learning, and it is OK not to know all the answers.
•
Since we are learning, we want to stay as flexible as possible.
•
We believe it is better to under promise and over deliver, so we speak less and do more.
•
We see learning opportunities in everyone around us. We learn from our clients, our colleagues, our industry, our friends, and our families.

We are bold in our actions

•
We move fast. We do not let our fears define our projects.
•
We are independent, making and taking ownership of our decisions. We do not lead by committee.

We are team players

•
We create together, we are ambitious together, we push forward together.
•
We benefit from each other and strengthen each other’s impact.
•
We aim to give opportunities to people from all backgrounds. Not only because it is fair, but because it is the smart thing to do. Diversity makes us stronger.
•
Our team’s personal lives are important. We support each other and get involved through the ups and downs.

We believe in people creating their own path while also supporting our talent by investing in them through encouraging cross-border assignments and/or exchanges, training opportunities, and development events. Our teams are energetic and technology-oriented, with a strong focus on execution and delivering the highest quality results for our global merchants and their users. We believe we have successfully built a transparent work environment that fosters innovation, teamwork, agile decision making, and collaborative thinking. We believe this has driven higher employee engagement and lower attrition rates compared with many of our peers.

As of December 31, 2021, 2020 and 2019, we had, respectively, 535, 310 and 189 full-time equivalents, or FTEs, including both employees and contractors.

For more information on our employees, see “Item 6. Directors, Senior Management and Employees—D. Employees”

Sources and Availability of Raw Materials

Our business and results of operations are not significantly affected by the availability and prices of raw materials.

Seasonality

Our merchant customers operate across a range of industries, such as retail, streaming, ride hailing, financial institutions, advertising, SaaS, travel, and gaming, among others, which are subject to different seasonal trends. Due to the diversity of our merchants’ industries, we are not significantly affected by seasonal trends.

REGULATORY OVERVIEW

We are subject to regulatory authorizations or registration in the jurisdictions in which we operate and conduct our activities, including (i) the jurisdictions of our merchants, the majority of which are located in the European Economic Area, or EEA, or in the United States and/or (ii) the jurisdictions of our merchant’s customers, the majority of which are located in the principal jurisdictions in which we operate. In the EEA, we are licensed and regulated by the Malta Financial Services Authority (MFSA) as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, which permits us to engage in payments services and the issuance of electronic money under Directive (EU) 2015/2366, commonly referred to as the Payment System Directive 2. In the United States, our subsidiary dLocal Corp LLP is registered as a Money Services Business with the Financial Crimes Enforcement Network at the federal level, and we are therefore subject to a range of regulations in the United States, including anti-money laundering laws and regulations, such as the Bank Secrecy Act, as amended by the USA PATRIOT Act.

We are generally subject to regulation or oversight by the central banks in the various jurisdictions in which we operate. We hold a number of regulatory licenses or registration in several jurisdictions in which we operate. In certain jurisdictions, we have obtained legal and regulatory guidance from regulators or local law firms, confirming that no specific regulatory license is required in respect of our operations. In other jurisdictions, we continue to work with regulators to determine whether registration is required or whether an exemption is available. Because the regulation of payment service providers is complex and subject to continuous change, we are subject to a number of risks associated with ongoing regulatory compliance. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Because we are a multinational company conducting a complex business in many markets worldwide, we are subject to legal and operational risks related to staffing and management, as well as a broad array of local legal and regulatory requirements that could adversely affect our operations.,” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We may not be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines, penalties or force us to discontinue operations in such jurisdictions, any of which could have a material adverse effect on our business, financial condition and results of operations,” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Complex and enhanced regulatory oversight in the banking and financial services industry could adversely affect our operations or our relationships with our banking partners.,” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are subject to complex and evolving tax regimes and foreign exchange regulations in the countries in which we operate and failure to accurately interpret applicable tax laws or foreign exchange regulations, or changes in tax laws or foreign exchange regulations or changes in existing interpretations of tax laws or foreign exchange regulations, could have a material adverse effect on our business and financial condition.”

C.
Organizational structure.

Our Incorporation

We are a Cayman Islands exempted company incorporated with limited liability on February 10, 2021 for purposes of facilitating our initial public offering that took place on June 3, 2021.

Our Corporate Reorganization

On April 14, 2021, all of the then-existing shareholders of dLocal Malta contributed all of their shares in dLocal Malta to us. In return for this contribution, we issued new ordinary A shares to the existing shareholders of dLocal Malta in a one-to-one exchange for the shares of dLocal Malta contributed to us, or the Share Contribution. In addition, we implemented the Share Split. We redesignated the ordinary A shares held by Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments, Sebastián Kanovich (our CEO (indirectly through Ledlife SA)) and Jacobo Singer (our President) as Class B common shares and the remaining issued ordinary A shares as Class A common shares. Until the Share Contribution, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

As of the date of this annual report we have a total of 295,028,441 common shares issued and outstanding. Of these shares, 134,054,192 are Class B common shares beneficially owned by certain of our shareholders that have held shares since prior to our initial public offering, and 160,974,249 of these shares are Class A common shares beneficially owned by our remaining shareholders.

The following chart shows our simplified corporate structure:

(1)
Includes Class B common shares beneficially owned by Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments, Sebastián Kanovich (our CEO (indirectly through Ledlife SA)) and Jacobo Singer (our President).
(2)
Includes Class A common shares beneficially owned by each of the other shareholders that have held shares since prior to our initial public offering.

For further information related to the ownership interests in our subsidiaries, see note 4 to our audited consolidated financial statements.

D.
Property, plants and equipment.

Properties

Our corporate headquarters, which include the majority of our product development, sales, marketing, and business operations, are located in Uruguay. Our principal executive offices consist of approximately 17,337 square feet of space under a lease that expires in August 2030. We also have offices in several other locations, including offshore in Malta, Israel and Brazil, and believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters and to our corporate center, and as of December 31, 2021, we leased all operational and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire or lease new space to meet the needs of our business or consolidate them and dispose of facilities that are no longer needed.

Item 4A. Unresolved Staff Comments

We have no unresolved comments from the staff of the SEC with respect to its periodic reports under the Exchange Act.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2021, and 2020 and for the years ended December 31, 2021, 2020, and 2019, and the notes thereto, included elsewhere in this annual report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Key business metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

	For the Year Ended December 31,
	2021	2020	2019
TPV(1)	6,049,044	2,064,789	1,287,713
Revenues	244,120	104,143	55,289
Adjusted EBITDA(2)	99,157	41,931	20,070
Adjusted EBITDA margin(3)	40.6%	40.3%	36.3%

(1)
For information on how we define TPV, see “Presentation of Financial and Other Information—TPV.”
(2)
For information on how we define Adjusted EBITDA, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”
(3)
For information on how we define Adjusted EBITDA Margin, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

We have included below a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to profit for the periods presented.

	For the Year Ended December 31,
	2021	2020	2019
Profit for the year	77,853	28,187	15,602
Income tax expense	7,647	3,231	2,221
Inflation adjustment	334	(38)	(10)
Interest charges on leases	142	20	30
Other financial income	—	(50)	(6)
Interest income from financial assets at FVPL	(2,556)	(443)	(217)
Fair value losses / (gains) on financial assets at FVPL	16	(9)	(56)
Other operating (gain) / loss	(2,896)	2,896	—
Other finance expense	402	47	—
Impairment loss / (gain) on financial assets	33	(808)	807
Depreciation and amortization	4,747	992	409
Secondary offering expenses (1)	5,158	453	574
Transaction costs (2)	687	158	—
Share-based payment non-cash charges, net of forfeitures	7,590	7,295	716
Adjusted EBITDA	99,157	41,931	20,070

Revenues	244,120	104,143	55,289
Adjusted EBITDA	99,157	41,931	20,070
Adjusted EBITDA Margin	40.6%	40.3%	36.3%

(1)
Corresponds to expenses assumed by dLocal in relation to secondary offerings of its shares.
(2)
Corresponds to costs related to the acquisition of PrimeiroPay explained in Note 20 to our audited consolidated financial statements and costs related to the potential acquisition of business.

TPV

We believe that TPV is an indicator of the success of our global merchants, the satisfaction of their end users, and the scale and growth of our business. As our global merchants increase their transaction volume on our platform, our TPV will also grow. Our revenue depends significantly on the total value of transactions processed through our platform.

dLocal’s TPV growth is directly impacted by secular trends, including the ongoing shift to digital payments, the growth of our merchants’ business in emerging markets, as well as the continued traction gained by e-commerce. Furthermore, a large, growing, and increasingly complex payments ecosystem continues to drive demand for an integrated and comprehensive online payments infrastructure such as dLocal’s.

Our ability to maintain and expand strong relationships with existing global merchants, as well as to attract new ones into our platform, also drives our TPV. For the year ended December 31, 2021, global merchants who were on-boarded and have transacted on our platform for more than two years generated 60% of our TPV. From 2016 through 2021, we have successfully added on average nearly eight new pay-in merchants per month and two new pay-out merchants per month.

In the year ended December 31, 2021, we recorded a TPV of US$6.0 billion, representing a year-over-year growth of 193.0%. In the year ended December 31, 2020, we recorded a TPV of US$2.1 billion, representing a year-over-year growth of 60.3%, despite the global challenges posed by the COVID-19 pandemic. Furthermore, we grew TPV at a 114% CAGR from 2016 to 2021.

The following chart sets forth the evolution of our TPV for the periods indicated.

TPV (in US$ millions)

Pay-in TPV is generated in transactions where we enable global merchants to receive payments from their customers located in emerging markets for the sale of goods or services. We process the payments locally in the emerging markets where the merchants’ consumers are located and after expatriating the funds we settle the payments in the jurisdiction and currency of preference of our global merchants, which is typically in North America, Europe or China, and generally in U.S. dollars or Euros. We refer to these transactions as cross-border. However, when the merchants have a local presence in the countries where their consumers are located, we offer our merchants the possibility to settle transactions in the local currencies of such countries, which we call local-to-local transactions.

Pay-out TPV is generated in transactions where we enable global merchants to make payments, both cross-border and local-to-local, to their vendors, contractors, partners, drivers, apartment renters, marketplace sellers, and refund recipients, some of which can be paid in their partners’ (i.e., the ultimate recipients’) preferred method for receipt of payment by type of account or type of method, such as transfer to bank accounts or payment to digital wallets, while the merchant retains control over the overall interface. While the volume generated from our marketplace solution is primarily from pay-out transactions, we may also process pay-in volume based on the applicable agreement with the merchant or its sellers.

Pay-in and pay-out transactions (cross-border and local-to-local in both cases) each involve different transaction counterparties, payment flows, and services, as well as distinct overall pricing dynamics.

Revenues

Our revenues are derived on a per approved transaction basis as either a fixed percentage per transaction or a fixed fee per transaction. Revenue is a key metric of focus for our management team as it directly reflects the scale, growth, and trajectory of our business, as well as the strength and structure of our merchant relationships and the stability of our pricing.

Revenues deriving from pay-ins and pay-outs depend on the agreed-upon rates we negotiate with each global merchant, and may ultimately vary, depending on the amount of volume such merchants process, the markets where they use our services, the type of payment methods we facilitate, and whether such payment relates to cross-border or local transactions. We manage our merchant accounts on an overall dollar profitability basis, in order to ensure maximizing revenues from each merchant customer, and not particularly on each of the products, payment methods or geographies in which we process payments for them. Revenues may be generated by existing merchants, which we measure by means of our NRR, or from new merchants.

Adjusted EBITDA

We define Adjusted EBITDA as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by consolidated revenue.

For the year ended December 31, 2021, we recorded Adjusted EBITDA of US$99.2 million, equivalent to an Adjusted EBITDA Margin of 40.6%. For the year ended December 31, 2020, we recorded Adjusted EBITDA of US$41.9 million, equivalent to an Adjusted EBITDA Margin of 40.3%. For the year ended December 31, 2019, the Adjusted EBITDA was US$20.1 million equivalent to an Adjusted EBITDA Margin of 36.3%. See “Presentation of Financial and Other Information—Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin.” See “Item 5. Operating and Financial Review and Prospects—Key business metrics” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our profit for the period.

Growth from existing and new merchants

Given the success-based nature of our business model, our growth is driven by our ability to land, retain, and expand our relationships with our merchants. The success of their business in emerging markets directly impacts our performance. Our merchants’ own growth, our experience and expertise in upselling and cross-selling new products, and our ability to expand the number of markets in which we serve them, determines our revenue from existing clients. Furthermore, our team’s demonstrated ability to add new merchants on an ongoing basis to our platform complements our overall growth.

The below chart presents a summary of our revenue growth by existing and new merchants.

Revenue growth in 2021 from existing and new merchants (in US$ millions)

Existing Merchants in the chart above represents the increase in revenues in 2021 attributable to merchants that were customers in the prior year. New Merchants represents the increase in revenues in 2021 attributable to selling services to new merchants added after December 31, 2020. Our NRR was 219% for the year ended December 31, 2021, and 171% for the year ended December 31, 2020. Excluding the effect in 2019 of a warrant with a merchant, the NRR in 2020 would have been 159%.

Revenue broken down by Existing Merchants and New Merchants:

	For the twelve Months Ended
	December 31, 2021	December 31, 2020
	In thousands of US$
Existing Merchants	228,097	94,662
New Merchants	16,023	9,481
Total Revenue	244,120	104,143

Key factors affecting our performance

We believe our operating and business performance is driven by various factors that affect the global economy and the economies of the countries in which we operate, trends affecting digital payments markets, the broader financial technology solutions industry, and the specific markets and customer base that we target. The following key factors may affect our future performance.

Retention and growth of our existing global merchant base

We believe our long-term revenue growth is correlated with the growth of our existing global enterprise merchants and PSP partners. We strive to maintain industry-leading customer service levels and platform capabilities to maximize client success and retention. Our revenue grows partially in line with the volume of transactions processed through our platform. As global merchants engage with more end users and increase the level of volume processed through our platform, we are able to increase our revenues. We continually evaluate the ongoing relationship we have with our existing global merchants, as well as opportunities to engage with them in new markets where we have a presence, both of which allow us to sustain and drive further growth.

Increasing our merchant base

To continue growing our revenues, we intend to increase the number of global merchants using our platform. We believe we are positioned to grow significantly through our own sales and marketing initiatives, including through our demonstrated ability to win competitive RFPs. We believe our current clients will continue to be our best advocates, helping us to continue growing our global merchant base across multiple attractive verticals. We may also seek to expand our merchant base through selective acquisitions of cross-border payment processing companies.

Evolution and adoption of our products and ecosystem

A key part of our strategy is to keep improving our payment solutions through innovation and relentless focus on our clients, helping us continuously provide more efficient and effective means for settling cross-border and local-to-local payment transactions. We intend to grow revenue by developing new and complementary solutions and capabilities to our existing product portfolio, expanding the value and scope of existing partnerships, selling and marketing payment solutions to our seller base, and acquiring and cultivating high-value relationships with new clients. We believe our cloud-based platform, our e-commerce-focused solutions, and our dedication to continuously offer the best possible customer service and most innovative capabilities are the foundation of our relationship with our global merchants.

Successful international expansion

Our operations in emerging markets in Latin America, Asia, and Africa have grown rapidly since the commencement of our business. We intend to further expand our operations in the countries in which we operate in the coming years, as well as to commence operations in new countries in these regions. Our expansion has also been driven in by the needs and at the request of our merchant customers. For each new country where we seek to establish a presence, we focus on understanding the needs of the local market and investment to develop partnerships with local APMs and financial institutions, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. Over time, we believe we will be able to develop a presence and offer a comprehensive and integrated offering across all emerging markets which are relevant for our global enterprise merchants and our partners.

Fluctuations in direct processing costs

Our cost of services includes fees that financial institutions charge us, typically as a percentage of the transaction value. Such costs vary from one institution to another, and usually depend on the settlement period contracted with each such institution and the payment method used. We are unable to predict if or when financial institutions will increase or decrease their fees or what the amount of any such variations may be. Our ability to adjust our pricing remains subject to a variety of factors, including competition from other payment providers, market conditions and, in certain cases, direct price negotiations with the merchant. As a result, at times, we might not be able or willing to pass through all increases or decreases in direct processing costs to our global merchants.

Realizing operating leverage from our investments

We have made significant investments in our cloud-based platform and our global infrastructure, which we believe will yield future operating leverage and profit margin expansion. Given the nature of our non-variable cost of services, we believe we will achieve operating leverage by expanding the use of our platform and increasing the volume of transactions that we process. We believe we will be able to run our business more efficiently as we continue to grow operating scale.

Macroeconomic environment of the markets where we have a presence

We operate across a number of emerging economies in Latin America, Asia, and Africa. As a result, our revenues and profitability are affected by political and economic developments in these countries and the effect that these factors have on the availability of credit, disposable income, employment rates, and average wages in these countries. Our operations are sensitive to changes in economic conditions in each of the countries in which we operate.

The volume of digital payments transactions is also influenced by general economic conditions. As examples, during recessionary periods, economic downturns, or periods of high inflation or high currency volatility, consumers may experience a reduced ability to spend and card issuers may reduce credit limits and new issuance authorizations, both of which can have a negative impact on the overall transaction payment volume.

While the above-mentioned shifts in general economic conditions may have a negative impact on payment volume, the ongoing secular shift from cash to card and digital payments, along with the ongoing shift to online commerce, as well as the growth of tech related global merchants, may partially offset this impact.

Changes in and increasing complexity of regulatory environments

An ever evolving global, local, and industry-specific regulatory environment has a direct impact on how global merchants conduct business in emerging markets. Furthermore, such changes continue to directly impact overall tax compliance, which varies materially from jurisdiction to jurisdiction.

While we remain committed to continue to invest in ensuring we retain the utmost up-to-date understanding of all applicable regulatory frameworks that may be relevant for the markets in which we have a presence, such future changes may impact the way in which we engage with global merchants, how we establish our overall contracts, and the way in which we earn revenue.

Impacts of the COVID-19 pandemic

There are no comparable recent events that provide guidance as to the effect that the spread of COVID-19 as a global pandemic may have. We have taken several measures to monitor and mitigate the effects of the COVID-19 virus on our operations, including implementing safety and health measures for our employees such as having all employees work from home, promoting online live events and holding periodical online meetings with employee groups.

As of the date of this annual report, the impact of the COVID-19 pandemic on our operations has been varied across our different product offerings and the different verticals we serve, with certain industries benefiting from increased adoption (e.g., online retail, online gaming, online streaming) while others suffering from decreased usage (e.g., travel, ride hailing).

We believe that our business has thus far exhibited a net benefit from the shift from in-store shopping and traditional payment methods towards e-commerce and digital payments (and overall higher exposure to industries benefiting from increased adoption) as a result of the COVID-19 pandemic. We expect these effects to persist for the duration of the pandemic, though there can be no assurance such effects will continue as vaccine campaigns expand and lock-down measures are potentially lifted. Notwithstanding, as pandemic restrictions are eased, we would expect the increased ability to travel and/or use of ride hailing that favors our merchants that provide such services would offset any decrease in e-commerce. Moreover, the pandemic has not had an adverse impact on our capital and financial resources or our overall liquidity position, as we have not historically relied on third-party financing or revolving credit to fund our operations, and our cash from operations has been consistent and has even increased during the COVID-19 pandemic with the increased adoption of e-commerce and digital payment methods. Our assets have not been adversely impacted, as our current assets consist primarily of cash and cash equivalents and trade and other receivables, and our non-current assets consist primarily of intangible assets, all of which have increased during the pandemic. We also have not experienced supply chain issues due to the nature of our business.

However, the ultimate extent to which the COVID-19 pandemic impacts our business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including, but not limited to, the duration, scope, severity, and geographic spread of the outbreak, its impact on the global economy, actions taken to contain or limit the impact of COVID-19, such as the availability of effective vaccines or treatments, geographic variation in how countries and states are handling the pandemic, the appearance of new variants of the virus, and how quickly and to what extent normal economic and operating conditions may potentially resume. As of the date of this annual report, we cannot predict the full extent of the impact of COVID-19 going forward. See “Item 3. Key Information—Risk Factors—Certain Risks Relating to Our Business and Industry— The COVID-19 pandemic and other actual or threatened epidemics, pandemics, outbreaks, or other public health crises, could have an adverse impact on our business.”

Description of Principal Line Items

The following is a summary of the principal line items comprising our consolidated statements of comprehensive income.

Revenues

We generate revenues from fees charged to our merchant customers in connection with our payment processing services for cross-border and local payment transactions. These fees are primarily generated on a per approved transaction basis. Our sources of revenues are:

(i)
Transaction revenues consist of transaction fees from payins and payouts transactions, defined either as percentage of the transaction value or a fixed amount per transaction, as well as foreign exchange service fee, usually established as a percentage of the transaction value. These fees are recognized as revenue at a point in time when a payment transaction has been processed. See note 2.14 to our audited consolidated financial statements.
(ii)
Other revenues, mainly comprised of minor fees, such as initial setup fees, installment fees, minimum monthly fees, chargebacks fees, refund fees and small transfer fees. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied.

Cost of services

Our cost of services consists of amounts related to the fees that financial institutions (e.g. banks, local acquirers, or payment methods) charge us, which are typically a percentage of the transaction value, but in some instances may also include a fixed fee, and are related to payment processing, cash advances and installment payments. Such costs vary from one institution to another, and usually depend on the settlement period contracted with each such institution and the payment method used. In addition, cost of services includes hosting expenses of our payment platform, salaries and wages of employees and contractors, directly involved in the day-to-day operations and amortization of intangible assets related to internally-developed software.

Technology and development expenses

Technology and development expenses consist primarily of salaries and wages, technology development infrastructure, information security, software licenses and services and other technology expenses.

(i)
Salaries and wages: consist primarily of the compensation to full-time equivalents, or FTEs, in technology-related roles.
(ii)
Software licenses: consist of software licenses used by the technology development department for the development of the platform.
(iii)
Infrastructure expenses: corresponds to information technology costs to support our infrastructure and back-office operations.
(iv)
Information and technology security expenses: comprises expenses of overall monitoring and security of our network and platform.

Sales and marketing expenses

Our sales and marketing expenses consist of the amounts spent on sales, marketing and related expenses. Such amounts are broken down into salaries and wages, and marketing expenses.

(i)
Salaries and wages: related to full-time equivalents engaged in the sales and marketing department of the group.
(ii)
Marketing expenses: related to the distribution and production of our marketing and advertising, public relations expenses, commissions to third-party sales force and partners and expenses incurred in relation to trade marketing at events.

General and administrative expenses

General and administrative expenses consist primarily of salaries and wages, third-party services, office expenses, travel and accommodation expenses, amortization and depreciation and other operating expenses as described below.

(i)
Salaries and wages: related to full-time equivalents and contractors engaged in the administrative department of the group.
(ii)
Third-party services: include advisors’ fees, legal fees, auditors’ fees and human resources fees. Third-party services also include Secondary offering expenses and transaction costs.
(iii)
Office expenses: consist of office rent and related expenses.
(iv)
Travel and accommodation expenses: include costs associated with traveling for the purpose of conducting business-related activities.

(v)
Amortization and depreciation: related to right-of-use assets, and property, plant and equipment.
(vi)
Other operating expenses: mainly includes expenses related to bank charges, taxes and other operating expenses.

Net impairment (loss)/gain on financial assets

Net impairment loss on financial assets refers to impairment recorded based on the difference between the cash flows contractually due and all the cash flows that the Company expects to receive from Trade and other receivables. For further information related to expected credit losses under IFRS 9, see notes 30. “Financial instruments—initial recognition and subsequent measurement, ii) Impairment of financial assets” and 16 “Trade and Other Receivables” to our audited consolidated financial statements, included elsewhere in this annual report.

Other operating gain/(loss)

Other operating gain and loss is composed primarily of fair value gains and losses of derivative financial instruments, which consists of fair value movements related to an option agreement that dLocal Malta had in place with one shareholder and was extinguished during the quarter ended on March 31, 2021. For further information see note 24 to our audited consolidated financial statements.

Other results

Other results can be broken down according to the following categories:

(i)
Finance income mainly corresponds to interests and fair value gains from financial assets measured at fair value through profit and loss and from our investments in debt instruments.
(ii)
Finance costs are composed mainly of interest expenses and interest charges for lease liabilities according to the application of IFRS 16 Leases. The interest charges for lease liabilities are recognized over the lease period so as to produce a constant periodic rate of interests on the remaining balance of the liability for each period. The interest rate consists of a discount using the interest rate implicit in the lease.
(iii)
Inflation adjustment is made in accordance with IAS 29 requirements in connection with operations in Argentina, which is considered to be a hyperinflationary economy. We restate the financial statements of our subsidiary DLocal Argentina to reflect the purchasing power of the currency.

Income tax expense

We are subject to income taxes in various jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. Our consolidated tax expense is affected by the mix of our taxable income between those various jurisdictions and permanent items, among others. For more information, see note 12 to our audited consolidated financial statements.

A.
Operating results.

Year Ended December 31, 2021, compared to Year Ended December 31, 2020

The following table sets forth our income statement data for the periods indicated.

	For the Year Ended December 31,
	2021	2020
	(in thousands of US$)
Revenues	244,120	104,143
Cost of services	(113,677)	(44,065)
Gross profit	130,443	60,078
Technology and development expenses	(3,386)	(2,005)
Sales and marketing expenses	(5,916)	(2,852)
General and administrative expenses	(40,637)	(22,188)
Impairment (loss)/gain on financial assets	(33)	808
Other operating gain/(loss)	3,367	(2,896)
Operating profit	83,838	30,945
Finance income	2,540	502
Finance costs	(544)	(67)
Inflation adjustment	(334)	38
Other results	1,662	473
Profit before income tax	85,500	31,418
Income tax expense	(7,647)	(3,231)
Profit for the year	77,853	28,187

Revenues

Revenues for the year ended December 31, 2021, were US$244.1 million, an increase of US$140.1 million, or 134.4%, from US$104.1 million for the year ended December 31, 2020, which is primarily attributable to the growth in revenues from existing merchants, demonstrated by our NRR of 219% in 2021, equal to US$123.9 million and, to a lesser extent, to the growth in revenues from new merchants, which accounted for 6.6% of our revenues, or US$16.0 million. Growth in our revenues was primarily attributable to the performance and continued growth of our enterprise merchants across most verticals, with accelerated growth in ride hailing, travel, and financial services, and continued growth in advertising, streaming and retail.
Cost of services

Cost of services for the year ended December 31, 2021, were US$113.7 million, an increase of US$69.6 million, or 158.0%, from US$44.1 million for the year ended December 31, 2020, primarily driven by the US$65.6 million increase in processing costs associated with our 193% TPV growth comparing 2021 to 2020, and by a reduction of the average processing cost from 2.0% of TPV in the year ended December 31, 2020, to 1.8% of TPV in the year ended December 31, 2021. For 2021, our cost of services includes broker fees and foreign exchange losses of US$7.3 million on the volume of payments processed between the processing date and the expatriation or repatriation of funds date (compared to a US$3.0 million loss for 2020 and a gain of US$0.6 million for 2019).

Gross profit

For the reasons described above, our gross profit for the year ended December 31, 2021, was US$130.4 million, an increase of US$70.3 million, or 117.1%, from US$60.1 million for the year ended December 31, 2020.

Technology and development expenses

Technology and development expenses for the year ended December 31, 2021, were US$3.4 million, an increase of US$1.4 million, or 68.9%, from US$2.0 million for the year ended December 31, 2020, which was primarily attributable to an increase in salaries and wages of our full-time equivalents, or FTEs, primarily as a result of higher information technology headcount to support our growth strategy.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2021, were US$5.9 million, an increase of US$3.0 million, or 107.4%, from US$2.9 million for the year ended December 31, 2020, which was primarily attributable to increases of US$2.6 million and US$0.5 million in salaries and wages and marketing FTEs, respectively.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2021, were US$40.6 million, an increase of US$18.4 million, or 83.1%, from US$22.2 million for the year ended December 31, 2020, which was primarily attributable to expenses related to the secondary portion of our initial public offering of US$5.3 million in 2021 and an increase in salaries and wages of US$6.8 million as we doubled our headcount and brought key talent onboard. Finally, there was an increase of US$2.3 million related to the asset acquisition of PrimeiroPay (US$0.7 million in transaction expenses and US$1.6 million corresponding to the amortization of intangible assets) and an increase in other general and administrative expenses for US$1.1 million.

Net impairment (losses)/gain on financial assets

Net impairment losses on financial assets for the year ended December 31, 2021, were US$0.03 million, primarily attributable to an increase in allowance for trade receivables for such amount. Net impairment gains on financial assets for the year ended December 31, 2020, amounted to US$0.8 million due to a write-off reversal of trade receivables of US$0.3 million and a reversal for decrease in loss rate of US$ 0.7 million, which was partially offset by an increase of US$0.2 million in allowance for trade receivables.

Other operating gain/(loss)

Other operating gain for the year ended December 31, 2021, was US$3.4 million, compared to other operating loss of US$2.9 million for the year ended December 31, 2020, primarily attributable to the extinguishment of an option agreement that dLocal Malta had in place with one shareholder that took place in March 2021.

Operating profit

For the reasons described above, our operating profit for the year ended December 31, 2021, was US$83.8 million, an increase of US$52.9 million, or 170.9%, from US$30.9 million for the year ended December 31, 2020.

Finance income

Our finance income for the year ended December 31, 2021, was US$2.5 million, an increase of US$2.0 million, or 406.0%, from US$0.5 million for the year ended December 31, 2020, primarily due to trading with our investment portfolio during the year.

Finance costs

Our finance costs for the year ended December 31, 2021, was US$0.5 million, an increase of US$477 thousand, from US$67 thousand for the year ended December 31, 2020, primarily attributable to an increase in interest expenses.

Inflation adjustment

Inflation adjustment was a US$334 thousand loss for the year ended December 31, 2021, compared to a US$38 thousand gain for the year ended December 31, 2020, primarily attributable to the application of IAS 29 in our subsidiaries in hyperinflationary economies (specifically Argentina).

Profit before income tax

For the reasons described above, our profit before income tax for the year ended December 31, 2021, was US$85.5 million, an increase of US$54.1 million or 172.1% from US$31.4 million for the year ended December 31, 2020.

Income tax expense

Our income tax expense for the year ended December 31, 2021, was US$7.6 million, an increase of US$4.4 million, or 136.7%, from US$3.2 million for the year ended December 31, 2020. This increase was primarily attributable to a higher profit before taxes in 2021 compared to 2020, partially offset by a lower overall effective income tax rate. For the year ended December 31, 2021, and December 31, 2020, our effective income tax rate was 8.9% and 10.3%, respectively. For fiscal year 2021, dLocal applied for fiscal consolidation in Malta resulting in a domestic rate of 5%. dLocal was not under fiscal consolidation in Malta for 2020 and 2019, resulting in a domestic rate of 35% with a 30% tax refund.

Profit for the year

For the reasons described above, our profit for the year ended December 31, 2021, was US$77.9 million, an increase of US$49.7 million, or 176.2%, from US$28.2 million for the year ended December 31, 2020.

Year Ended December 31, 2020, compared to Year Ended December 31, 2019

The following table sets forth our income statement data for the periods indicated.

	For the Year Ended December 31,
	2020	2019
	(in thousands of US$)
Revenues	104,143	55,289
Cost of services	(44,065)	(19,413)
Gross profit	60,078	35,876
Technology and development expenses	(2,005)	(1,347)
Sales and marketing expenses	(2,852)	(2,057)
General and administrative expenses	(22,188)	(14,101)
Net impairment gain/(losses) on financial assets	808	(807)
Other operating loss	(2,896)	—
Operating profit	30,945	17,564
Finance income	502	279
Finance costs	(67)	(30)
Inflation adjustment	38	10
Other results	473	259
Profit before income tax	31,418	17,823
Income tax expense	(3,231)	(2,221)
Profit for the year	28,187	15,602

Revenues

Revenues for the year ended December 31, 2020 were US$104.1 million, an increase of US$48.9 million, or 88.4%, from US$55.3 million for the year ended December 31, 2019, which is primarily attributable to the growth in revenues from existing merchants, demonstrated by our NRR of 171%, and to a lesser extent, to the growth in revenues from new merchants, which accounted for 17% of the prior year’s revenues. Excluding the effect in 2019 of a non-cash contra revenue of US$4.3 million related to a warrant with a merchant, the NRR in 2020 would have been 159%.

Cost of services

Cost of services for the year ended December 31, 2020 were US$44.1 million, an increase of US$24.7 million, or 127.0%, from US$19.4 million for the year ended December 31, 2019, primarily driven by the increase in processing costs associated with our 60.3% TPV growth. Average processing costs taken as a percentage of TPV increased by 41.7%, which is mainly due to a change of mix in payment methods, and, to a lesser extent, to the increase in hosting expenses, salaries, and wages directly related to the day-to-day operations of our company, as well as the amortization of intangible assets.

Gross profit

For the reasons described above, our gross profit for the year ended December 31, 2020 was US$60.0 million, an increase of US$24.2 million or 67.5% from US$35.9 million for the year ended December 31, 2019.

Technology and development expenses

Technology and development expenses for the year ended December 31, 2020 were US$2.0 million, an increase of US$0.7 million, or 48.8%, from US$1.3 million for the year ended December 31, 2019, which was primarily attributable to an increase in salaries and wages of our full-time equivalents, or FTEs, primarily as a result of higher information technology headcount to support our growth strategy.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2020 were US$2.9 million, an increase of US$0.8 million, or 38.6%, from US$2.1 million for the year ended December 31, 2019, which was primarily attributable to an increase of US$0.9 million in salaries and wages related to sales and marketing FTEs, partially offset by a US$0.1 million decrease in marketing expenses as a consequence of reduced participation in public corporate events during the COVID-19 pandemic.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2020, were US$22.2 million, an increase of US$8.0 million, or 57.4%, from US$14.1 million for the year ended December 31, 2019, which was primarily attributable to an increase of US$7.3 million in salaries and wages related to administrative FTE, which was partially offset by a decrease of US$1.1 million related to office rent expenses and US$1.9 million of travel and accommodation expenses primarily due to the restrictions imposed on travel during 2020 due to the COVID-19 pandemic.

Net impairment (losses)/gain on financial assets

Net impairment gains on financial assets for the year ended December 31, 2020, were US$0.8 million, primarily attributable to a write-off reversal of trade receivables of US$0.3 million and a reversal for decrease in loss rate of US$ 0.7 million, which was partially offset by an increase of US$0.2 million in allowance for trade receivables. Net impairment losses on financial assets for the year ended December 31, 2019, amounted to US$0.8 million due to a write-off of uncollectible trade receivables of US$0.6 million and an allowance in trade receivables of US$0.2 million.

Other operating loss

Other operating loss for the year ended December 31, 2020, was US$2.9 million, an increase of US$2.9 million from none for the year ended December 31, 2019, primarily attributable to fair value movements related to an option agreement that dLocal Malta has in place with one shareholder.

Operating profit

For the reasons described above, our operating profit for the year ended December 31, 2020, was US$31.0 million, an increase of US$13.4 million or 76.2% from US$17.6 million for the year ended December 31, 2019.

Finance income

Our finance income for the year ended December 31, 2020, was US$0.5 million, an increase of US$0.2 million, or 79.9%, from US$0.3 million for the year ended December 31, 2019, primarily attributable to an increase in the average balance of our investment portfolio.

Finance costs

Our finance costs for the year ended December 31, 2020, was US$67 thousand, an increase of US$37 thousand, from US$30 thousand for the year ended December 31, 2019, primarily attributable to an increase in interest expenses.

Inflation adjustment

Inflation adjustment was a gain of US$38 thousand for the year ended December 31, 2020, an increase of US$28 thousand or 280%, from a gain of US$10 thousand for the year ended December 31, 2019, primarily attributable to the application of IAS 29 in our subsidiaries in hyperinflationary economies (specifically Argentina).

Profit before income tax

For the reasons described above, our profit before income tax for the year ended December 31, 2020, was US$31.4 million, an increase of US$13.6 million or 76.3% from US$17.8 million for the year ended December 31, 2019.

Income tax expense

Our income tax expense for the year ended December 31, 2020, was US$3.2 million, an increase of US$1.0 million, or 45.5%, from US$2.2 million for the year ended December 31, 2019. This increase was primarily attributable to higher profit before taxes in 2020 compared to 2019, partially offset by a lower overall effective income tax rate. For the year ended December 31, 2020, and December 31, 2019, our effective income tax rate was 10.3% and 12.5%, respectively.

Profit for the year

For the reasons described above, our profit for the year ended December 31, 2020, was US$28.2 million, an increase of US$12.6 million, or 80.7%, from US$15.6 million for the year ended December 31, 2019.

B.
Liquidity and capital resources.

As of December 31, 2021, we had US$336.2 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the Year Ended December 31,
	2021	2020	2019
	(in thousands of US$)
Cash Flow Data
Net cash from operating activities	108,486	88,486	30,723
Net cash (used in)/from investing activities	(37,941)	3,650	118
Net cash from/(used in) financing activities	153,748	(15,198)	(19,342)
Net increase in cash flow	224,293	76,938	11,499

Our cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid financial instruments with original maturities of three months or less. We classify as cash equivalents a financial instrument that can be immediately converted into a known amount of cash, and the fair value approximates the carrying value. Cash and cash equivalents are measured at amortized cost and are included in current assets due to their short-term nature. Cash and cash equivalents is held in the currencies of every country in which we operate, primarily in the Argentine peso, Brazilian real, the Mexican peso, the Indian rupee, the Colombian peso, the Chilean peso and the South African rand. For more information, see note 14, “Cash and cash equivalents” and note 30 c) to our audited consolidated financial statements included elsewhere in this annual report.

Operating Activities

The majority of our operating cash flow represents merchant’s funds (corresponding to the line items “trade and other receivables” and “trade and other payables” in our Statements of Financial Position) that are held by us for a short period before being paid out to the merchant.

In 2021, our net cash from operating activities increased by US$20.1 million, from US$88.5 million in 2020 to US$108.5 million in 2021, primarily as a result of net cash provided from working capital, which totaled an inflow of US$118.3 million compared to an inflow of US$90.7 million for the years December 31, 2021, and 2020, respectively. The increase in inflow from changes in working capital was mainly driven by an increase in the balance of trade and other payables, which increased US$134.3 million in 2021, as compared with an increase of US$89.9 million in 2020, and by an increase of US$51.9 million in profit before income tax expense adjusted for non-cash-items. These inflows were partially offset by an increase in the balance of trade and other receivables, which increased US$115.4 million in 2021, as compared with an increase of US$45.9 million in 2020.

In 2020, our net cash from operating activities increased by US$57.8 million, from US$30.7 million in 2019 to US$88.5 million in 2020, primarily as a result of net cash provided from working capital, which totaled an inflow of US$90.6 million compared to an inflow of US$32.4 million for the years December 31, 2020, and 2019, respectively. The increase in inflow from changes in working capital was mainly driven by an increase in the balance of trade and other payables, which increased US$89.9 million in 2020, as compared with an increase of US$20.3 million in 2019 and was partially offset by an increase in the balance of trade and other receivables, which increased US$45.9 million in 2020, as compared with an increase of US$11.0 million in 2019.

Investing Activities

In 2021, our net cash from investing activities decreased by US$41.6 million from US$3.7 million in 2020 to cash used in investing activities of US$37.9 million in 2021, mainly due to an increase of US$43.1 million of additions to intangible assets and a US$1.0 million increase in acquisitions of property, plant and equipment, which were partially offset by an increase of US$2.6 million of interests collected from financial instruments and net collections of financial assets at fair value through profit or loss.

In 2020, our net cash from investing activities increased by US$3.5 million from US$0.1 million in 2019 to cash from investing activities of US$3.7 million in 2020, mainly due to a US$5.5 million increase in net collections of debt and other instruments classified as financial assets at fair value through profit or loss and US$0.2 million of interests collected from financial instruments, partially offset by an increase of US$1.5 million of additions to intangible assets and a US$0.7 million increase in acquisitions of property, plant and equipment.

Financing Activities

In 2021, our net cash used in financing activities increased by US$168.9 million, from an outflow of US$15.2 million in 2020 to an inflow of US$153.7 million in 2021, mainly due to a US$63.2 million increase in proceeds from issuance of shares, a US$87.1 million increase in proceeds from initial public offering, and a decrease of US$15.0 million in dividends paid to shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends Distribution Policy.”

In 2020, our net cash used in financing activities decreased by US$4.1 million, or 21.4%, from US$19.3 million in 2019 to US$15.2 million in 2020, mainly due to a US$9.2 million decrease in repayment of loans advanced by shareholders which was partially offset by a US$5.0 million increase in higher dividends paid to shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends Distribution Policy.”

Capital Expenditures

For the years ended December 31, 2021, 2020, and 2019, we made capital expenditures of US$48.0 million, US$3.9 million and US$1.7 million, respectively. Total capital expenditures as a percentage of revenue were 19.7%, 3.7% and 3.1% in 2021, 2020 and 2019, respectively. These capital expenditures mainly include expenditures related to the intangible assets acquisition from PrimeiroPay, capitalized software development and investments in computer hardware.

Off-Balance Sheet Arrangements

As of December 31, 2021, 2020 and 2019, we did not have any off-balance sheet arrangements.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2021:

	Payments Due By Period as of December 31, 2021
	Less than 6 months	6-12 months 1 year	Between 1 and 2 years	More than 2 years	Total contractual cash flows
	(US$ thousands)
Non-derivatives
Trade and other payables	277,160	—	—	—	277,160
Financial liabilities	5,014	—	—	—	5,014
Leases liabilities	204	299	462	3,878	4,843
Total non-derivatives	282,378	299	462	3,878	287,017
Derivatives
Derivative financial instruments	221	—	—	—	221
Total derivatives	221	—	—	—	221
C.
Research and development, patents and licenses, etc.

Innovation is at the core of our culture. We have a deeply talented employee base of highly-qualified engineers dedicated to the development, improvement and evolution of our online payment platform capabilities as well as product development. We consistently invest in developing new feature functionality to enhance and maintain the relevance and value of our solutions. Furthermore, we are an agile organization, capable of rapidly reacting to a fast-paced payments and regulatory environment which is constantly evolving. dLocal seeks to continuously improve its products and has a regular software release schedule with improvements typically deployed on a daily basis (whereas the industry norm is to release software updates only a few times a year). This frequent update release schedule aims to ensure that merchants will benefit from immediate access to the latest developments and is an integral part of our technology strategy. We also continue to focus on developing new products as we scale. Our previous experience adding local-to-local, and marketplaces is the testament of our ability to keep innovating and responding to global merchants’ needs. We will attempt to capitalize on new market opportunities by launching new products. For example, we recently launched Direct Issuing, an issuing-as-a-service product that is currently in its pilot phase. The Direct Issuing product enables merchants to create new lines of revenue and easily issue prepaid cards in local currencies to their customers or business partners, potentially reaching millions of consumers in emerging markets.

D.
Trend information.

Other than as disclosed in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2021, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.
Critical Accounting Estimates.

Our management bases its estimates on historical experience and other assumptions that it believes are reasonable based upon information available to us at the time that these judgments, assumptions and estimates are made. In order to provide an understanding regarding the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our critical accounting estimates and judgments in Note 3 to our Audited Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A.
Directors and senior management.

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Companies Act.

Board of Directors

As of the date of this annual report, our board of directors is composed of nine members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or resignation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Alberto Eduardo Azar	65	Chairman
Sebastián Kanovich	31	Director
Andres Bzurovski Bay	44	Director
Sergio Enrique Fogel Kaplan	57	Director
Luiz Ribeiro	37	Director
Martín Escobari	49	Director
Tereza Grossi	72	Director
Jacobo Singer	31	Director
Jitendra Gupta	40	Director

Unless otherwise indicated, the current business addresses for our directors is Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300. The following is a brief summary of the business experience of our directors.

Mr. Alberto Eduardo Azar is the chairman of our board of directors. Prior to serving on our board of directors, Mr. Azar was also an investor and board member of Data Electronics in Dublin, Ireland, the top data center operator in Ireland. Data Electronics was sold in August 2011 to Telecity City. After the sale of Data Electronics, Mr. Azar started Azar Capital Partners, a family office. Since 2016, his main focus has been on managing investment opportunities in the technology sector.

Mr. Sebastián Kanovich is our chief executive officer and a member of our board of directors. As a member of the founding management team, he has been leading the company since its inception, in January 2016. Prior to dLocal, he was the CEO of AstroPay. Mr. Kanovich holds a Bachelor degree in Economics from Universidad ORT Uruguay. He also studied Entrepreneurship, Innovation and Management of Technology at Tel Aviv University, and completed the Endeavor Innovation and Growth Program at Stanford Graduate School of Business.

Mr. Andres Bzurovski Bay is a member of our board of directors and a serial entrepreneur and angel investor focusing on online businesses in Latin America. After co-founding Astropay, a card payment solution for online consumers and companies in Asia, Africa and Latin America, Andres teamed up with Sergio Fogel again in 2016 to co-found dLocal. Andres serves as a board member in multiple companies such as Paganza and HomeDine and is a distinguished Endeavour entrepreneur. Mr. Andres holds a Technology degree from the University of Northampton, United Kingdom and a Marketing Degree from the ORT University, Uruguay.

Mr. Sergio Enrique Fogel Kaplan is a member of our board of directors and an active angel investor, and has invested in over 15 technology startups. He participates on the board of directors of several companies, including TiendaMIA, The Chemist Look and Apptim. Mr. Fogel serves as Vice-President of Endeavor Uruguay, and sits on the board of Helpers, an NGO that aims to save lives through technology-enabled, rapid response by first aid volunteers. He co-founded dLocal together with Andres Bzurovski in 2016, after having founded several other companies, such as ElAgora.com (a B2B marketplace), Uniotel (VoIP), and Astropay (a payments processor). Mr. Fogel holds an MBA from INSEAD, France, a Bachelor of Arts in Computer Science with a Summa Cum Laude, and a Master of Science in Computer Science from Technion, Israel Institute of Technology, Israel.

Mr. Luiz Ribeiro is a member of our board of directors and principal at General Atlantic, focusing on their investments in South America. Before joining General Atlantic in 2016, Mr. Ribeiro worked as a Director at Advent International, where he concentrated on the financial services and healthcare sectors while based in the São Paulo and Bogota offices. During his time at Advent International, he served on the boards of a number of investments, and served as CFO of Atmosfera Gestão e Higienização de Texteis Ltda. Mr. Ribeiro currently sits on the boards of Neon and QuintoAndar, is an alternate director of Pague Menos, and is a board observer of Gympass. Mr. Ribeiro received a Bachelor of Arts in Business Administration from Fundação Getulio Vargas (EAESP-FGV) and completed the Program for Leadership Development at Harvard Business School.

Mr. Martín Escobari is a member of our board of directors, and Co-President, Managing Director and Head of General Atlantic’s business in Latin America. Mr. Escobari is also chairman of General Atlantic’s Investment Committee and serves on the firm’s Management and Portfolio Committees. Mr. Escobari serves or has served on the boards of numerous public and private companies, and currently serves on the boards of Arco, Grupo Axo, Pague Menos, Sanfer and XP Investimentos. Before joining General Atlantic in 2012, Mr. Escobari was a Managing Director at Advent International, where he focused on the financial services sector. Prior to that, he was Co-Founder and CFO of Submarino.com, a leading Brazilian online retailer that went public on the Bovespa and was sold to Lojas Americanas in 2006. Mr. Escobari started his career as a management consultant at The Boston Consulting Group. Mr. Escobari received a BA in Economics from Harvard College and an MBA from Harvard Business School.

Ms. Tereza Grossi is an independent member of our board of directors and the chair and a member of our audit committee. She served as the Deputy Governor for Supervision at the Central Bank of Brazil before becoming a board member and the financial expert of the audit committee of Itaú Unibanco Holding S.A. Ms. Grossi currently serves as chair of the fiscal council of Itaúsa S.A and financial expert for the audit committee of Duratex S.A. Ms. Grossi has a 20-year experience in financial sector supervision, corporate structuring of audit committees, internal audits and controls, as well as compliance and risk management. Ms. Grossi also has a 15-year experience as a member of the audit committee in various publicly-held companies in the industrial, retail and financial sectors, including B3 S.A., C&A Modas, CVC Corp. and Porto Seguro S.A. Ms. Grossi has received a Bachelor in Arts in Accounting and Business Administration from the Universidade Católica de Minas Gerais, in addition to having attended specialization courses in Bank Supervision from the Bank for International Settlements and the U.S. Federal Reserve.

Mr. Jacobo Singer is our president and a member of our board of directors, and leads a broad range of initiatives, oversees our IT and business systems and is responsible for dLocal’s expansion efforts and compliance. He ensures that key business and banking relationships are in place as we grow our presence across Latin America, APAC, Middle East and Africa, and that we are operating in compliance with local rules and regulations. A key member of the founding management team, he was previously dLocal’s chief technology officer, and has designed and built our payments platform from the ground up. Prior to dLocal, he led product and engineering teams at AstroPay where he gained deep technology and project management expertise. Mr. Singer holds a Bachelor’s of Science Degree in Information Technology from Universidad ORT Uruguay, and he completed the Endeavor Innovation and Growth Program at Stanford Graduate School of Business.

Mr. Jitendra Gupta is an independent member of our board of directors and a member of our audit committee. Mr. Gupta is the founder of Jupiter.money, a pioneering digital banking experience in India dedicated to millennials which is backed by leading venture capital firms, such as Matrix Partners and Sequoia Capital. Mr. Gupta was also the founder and chief executive officer of Citrus Pay, a leading digital payments company in India. After the acquisition of Citrus Pay by Naspers, he became PayU’s Managing Director in India. At PayU, he created a consumer credit franchise and a “pay-later” category in the Indian market with the Lazypay brand. Prior to Citrus Pay, Mr. Gupta worked for ICICI bank for seven years in various roles in retail banking, investment banking, and payments strategy and was responsible for a joint venture initiative between ICICI and First Data in India in the merchant acquiring segment. He graduated from Sydenham College, Mumbai and is a qualified Chartered Accountant.

Executive Officers

Our executive officers are responsible for the management and representation of our company.

The following table lists our current executive officers:

Name	Age	Position
Sebastián Kanovich	31	Chief Executive Officer
Jacobo Singer	31	President
Sumita Pandit	44	Chief Operating Officer
Diego Cabrera Canay	47	Chief Financial Officer
Hernan Di Chello	47	Chief Technology Officer

Unless otherwise indicated, the current business address for our executive officers is Dr. Luis Bonavita 1294, Montevideo, Uruguay, 11300. The following is a brief summary of the business experience of our executive officers, who are not also members of our board of directors.

Mr. Sebastián Kanovich. See “—Board of Directors.”

Mr. Jacobo Singer. See “—Board of Directors.”

Ms. Sumita Pandit is our chief operating officer and oversees account management, marketing, investor relations, and corporate development. Prior to joining dLocal, she was a Managing Director and Global Head of Fintech Investment Banking for J.P. Morgan. She has more than 18 years of experience in investment banking, advising companies across verticals in fintech including payments, financial software, neo-banks, and insurtech. Before J.P. Morgan, she worked at Goldman Sachs. She received her MBA from The Wharton School at the University of Pennsylvania where she was a Palmer Scholar and earned her undergraduate degree in Electrical Engineering from India.

Mr. Diego Cabrera Canay is our chief financial officer and is responsible for developing the Company’s financial corporate strategy. In addition, he oversees and manages the Company’s financial planning and analysis, treasury, accounting, financial reporting, taxes, administration and auditing. Prior to joining dLocal, Mr. Cabrera served as Finance Vice President at Mercado Libre, where he was responsible for the company’s overall financial and corporate strategy. Previously, he worked at PwC, leading financial audits of both private and public companies out of their Buenos Aires and New York offices. Mr. Cabrera holds a bachelor’s degree in business administration from Pontifical Catholic University of Argentina in Buenos Aires and an M.B.A. from the IAE Business School. He also attended the Executive Program on Strategy and Organization at Stanford Graduate School of Business.

Mr. Hernan Di Chello is our chief technology officer, bringing extensive technical experience to help dLocal expand its platform globally. He plays a key role in building and leading a world-class engineering team through our pursuit of better performance and scalability. Previously, Mr. Di Chello served for two decades as Vice-President of Product Development at Mercado Libre, where he led development efforts for Mercado Pago. Mr. Di Chello attended the master’s degree program in Information Systems at the Universidad de Buenos Aires and Master in Management of Technological Services from the Universidad de San Andres, Argentina.

Our Relationship with our Directors, Executive Officer and Members of Senior Management

There are no family relationships between any of our directors, executive officers and members of our senior management.

B.
Compensation.

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis, and we have not otherwise publicly disclosed this information elsewhere. Historically, our directors have not been paid separate compensation and have received only dividends in respect of their ownership of our common shares. For the years ended December 31, 2020, and 2019, our directors did not receive any ownership in our common shares as compensation for their services. During 2021, we issued an aggregate of 28,000 of our Class A common shares to certain of our directors as compensation for their services. For the years ended December 31, 2021, 2020, and 2019, the aggregate compensation expense for our executive officers for services in all capacities was US$9.5, US$8.1 and US$2.8 million, respectively, which includes both benefits paid in kind and monetary compensation.

Employee Share Incentive Plan

In 2020, our board of directors adopted an employee share incentive plan, or the 2020 Global Share Incentive Plan. The objective of the plan is to provide incentives to attract, retain and motivate eligible employees by providing them with an opportunity to participate in our future performance through the grant of share awards under the plan. Eligible participants in the plan include our employees, officers, directors, consultants and service providers. Under the plan, we may issue stock options that are exercisable upon a vesting date and at an exercise price to be determined by our board of directors in each specific award grant. No stock options may be exercised 10 years after the respective grant date.

We issued stock options and restricted share units to certain of our employees during the year ended December 31, 2021 and 2020, for which we expect to incur compensation charges of US$2.0 million, US$1.6 million, US$1.4 million and US$1.3 million, during each of the three month periods ended March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022, respectively, and thereafter we expect to incur an annual compensation charge of US$3.5 million, US$2.0 million, US$1.0 million, and US$0.2 million, during each of the fiscal years ended December 31, 2023, 2024, 2025, and 2026, respectively. As of December 31, 2021, 4,032,345 stock options and restricted share units were issued and outstanding.

We expect to implement an equity incentive plan for eligible employees. The plan will govern the issuance of equity incentive awards with respect to our Class A common shares. Our board of directors may adjust the number of Class A common shares available for issuance under the equity incentive plan from time to time in its discretion. Equity incentive awards may be granted to our employees, non-employee directors, officers, as well as holders of equity compensation awards granted by a company that may be acquired by us in the future. We consider our employees our main asset and we believe that enhancing our ability to motivate and reward eligible employees will have a positive impact on our operations and returns for our shareholders.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. Each of these employment agreements provides that our executive officers are employed for an indefinite period of time and do not provide for benefits upon termination of employment.

C.
Board practices.

Committees

Audit Committee

The audit committee, which consists of Tereza Grossi and Jitendra Gupta, assists our board of directors in overseeing our accounting and financial reporting processes, the audits of our financial statements, and our compliance policies. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Tereza Grossi serves as chair of the committee. Tereza Grossi is considered an “audit committee financial expert” as defined by the SEC, and the audit committee consists exclusively of members of our board of directors who are financially literate. Our board of directors has determined that Tereza Grossi and Jitendra Gupta satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. We intend to appoint at least one additional independent director within one year following our initial public offering.

The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee is responsible for, among other things:

•
discuss, analyze and make recommendations to the Board (that will be placed under shareholders consideration for their approval at Annual General Meetings) in relation to the appointment, re-appointment and removal of the company’s independent auditors;
•
pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•
reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;
•
obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company, consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;
•
confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
•
reviewing with management, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;
•
reviewing, in conjunction with the chief executive officer and chief financial officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;
•
establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

•
review and discuss the internal controls over related parties’ transactions and the related policies and procedures to identify, monitor, and disclose on the financial statements of such transactions, including transactions with senior officers.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Code of Ethics

We have adopted a code of ethics applicable to the board of directors and all employees, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards.

D.
Employees.

Human capital

The following tables show our total number of full-time equivalents as of December 31, 2021, 2020 and 2019, broken down by functional area and geographical region:

	As of December 31,
	2021	2020	2019
Operations	31	13	8
Technology & Development	202	117	67
Sales & Marketing	83	38	23
General & Administrative(1)	219	142	91
Total	535	310	189

(1)
As of December 31, 2021, General and Administrative included 18 technology related FTEs. As of December 31, 2020, and 2019, it included 20 and 14 respectively.

	As of December 31,
	2021	2020	2019
Americas	463	268	167
EMEA	45	23	12
Asia Pacific	27	19	10
Total	535	310	189

During 2021, 2020 and 2019, and as of the date of this annual report, none of our employees were represented by labor unions. During 2021, we did not employ any temporary employees.

For further information about our view on diversity and inclusion, see “Item 4. Information on the Company—B. Business Overview—Technology-oriented, execution-driven management team fostering an entrepreneurial culture.”

For further discussion related to workforce costs, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E.
Share ownership.

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Share Incentive Plan” for information on our incentive program.

Item 7. Major Shareholders and Related Party Transactions

A.
Major shareholders.

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares by:

•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;
•
each of our current executive officers and directors; and
•
all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentages of beneficial ownership in the table below are calculated on the basis of 295,028,441 shares outstanding, which assumes none of the currently existing warrants or stock options are exercised.

Unless otherwise indicated below, the address for each beneficial owner is c/o dLocal, Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300.

	Class A		Class B		Common shares
Shareholders	Shares	%	Shares	%	%
5% Shareholders
Andres Bzurovski Bay(2)	—	—	48,718,583	36.3	16.5
Izba S.A.	—	—	48,718,177	36.3	16.5
General Atlantic DO B.V(3)	57,310,939	35.6	—	—	19.4
Aqua Crystal Investments Ltd.	—	—	17,820,816	13.3	6.0
Ledlife S.A.	—	—	12,629,474	9.4	4.3
Executive Officers and Directors
Alberto Eduardo Azar(4)	—	—	17,820,816	13.3	6.0
Sebastián Kanovich(5)	—	—	12,629,474	9.4	4.3
Andres Bzurovski Bay(2)	—	—	48,718,583	36.3	16.5
Sergio Enrique Fogel Kaplan(6)	—	—	48,718,177	36.3	16.5
Luiz Ribeiro(7)	—	—	—	—	—
Martín Escobari(8)	—	—	—	—	—
Tereza Grossi	—	—	—	—	—
Jacobo Singer	—	—	6,167,142	4.6	2.1
Sumita Pandit	—	—	—	—	—
Jitendra Gupta	—	—	—	—	—
Diego Cabrera Canay	—	—	—	—	—
Hernan Di Chello	—	—	—	—	—
All directors and executive officers as a group (12 persons)	—	—	134,054,192	100.0	45.4
Others (9)	26,040,832	16.2	—	—	8.8
Public float	77,622,478	48.2	—	—	26.3
Total	160,974,249	100.0	134,054,192	100.0	100.0

(1)
Percentage of total beneficial ownership does not correspond to percentage of total voting power. Holders of our Class B common shares are entitled to five votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see Exhibit 2.1 “Description of Securities registered under Section 12 of the Exchange Act.”
(2)
Held directly and indirectly through Emerald Bay 24 LLC.
(3)
General Atlantic DO B.V., or “GA DO”, is a wholly owned subsidiary of General Atlantic Coöperatief U.A., or “GA Coop UA”. The members of GA Coop UA that share beneficial ownership of the shares of the Company held by GA DO through GA Coop UA are the following General Atlantic investment entities, or the “GA Funds”: General Atlantic Partners (Bermuda) IV, L.P., or “GAP Bermuda IV”, General Atlantic Partners (Bermuda) EU, L.P., or “GAP Bermuda EU”, General Atlantic Partners (Lux) SCSp, or “GAP Lux”, and General Atlantic Cooperatief, L.P., or “GA Coop LP”.

The ultimate general partner of GAP Lux, GAP Bermuda IV, GAP Bermuda EU and GA Coop LP is GAP (Bermuda) L.P., or “GAP Bermuda”. GAP Bermuda is ultimately controlled by GASC MGP, LLC, or “GASC MGP”. There are nine members of the Management Committee of GASC MGP, or the “GA Management Committee”. GA DO, GA Coop UA, the GA Funds, GAP Bermuda and GASC MGP are a “group” within the meaning of Rule 13d-5 of the US Securities Exchange Act of 1934, as amended. The mailing address of the GA Funds (except GAP Lux), GenPar Bermuda, and GAP Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GA DO and GA Coop UA is Raamplein 1, 1016 XK, Amsterdam, The Netherlands. The mailing address of GAP Lux is 412F,

Route d’Esch, L-2086 Luxembourg. Each of the members of the GA Management Committee disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

(4)
Held through Aqua Crystal Investments Ltd.
(5)
Held indirectly through Ledlife SA.
(6)
Held through IZBA S.A.
(7)
Mr. Ribeiro, a member of our board of directors, is a principal at General Atlantic. Mr. Ribeiro disclaims beneficial ownership of the shares held by GA DO except to the extent, if any, of his pecuniary interest therein.
(8)
Mr. Escobari, a member of our board of directors, is a managing director of General Atlantic. Mr. Escobari disclaims beneficial ownership of the shares held by GA DO except to the extent, if any, of his pecuniary interest therein.
(9)
“Others” is comprised of other shareholders that held less than 5% of our shares.

The holders of our Class A common shares and Class B common shares have identical rights, except that (1) holders of Class B common shares are entitled to five votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) Class B common shares have certain conversion rights; and (3) holders of Class B common shares are entitled to maintain a proportional ownership interest by purchasing additional Class B common shares in the event that additional Class A common shares are issued. For more information, see “Item 10. Additional Information—B. Memorandum and articles of association—Preemptive or Similar Rights.”

B.
Related party transactions.

We have engaged in, and we expect that we will continue to engage in, transactions with related parties, including, without limitation, the transactions described below. We believe the terms and conditions of these arrangements are generally equivalent to those which we could obtain from an unaffiliated third party, to the extent there are third parties which could provide comparable goods or services.

Key Management Compensation

The compensation for our executive team was US$9.5 million, US$8.1 million and US$2.8 million for the year ended December 31, 2021, 2020 and 2019, respectively.

Option to purchase common shares

As of the beginning of year-ended December 31, 2021, dLocal Limited had an option agreement in place with one shareholder (“Investor”), pursuant to which the Investor had outstanding options to purchase up to 18,068,000 common shares from certain existing shareholders, or by direct issuance of Company shares, which could be exercised by the Investor on or before December 16, 2021.

On March 3, 2021, the Investor exercised the right to purchase 18,068,000 Class A Ordinary shares in dLocal Group Limited, by acquiring them from other existing shareholders, without being required the issuance of new shares by dLocal. In this sense, as of March 3, 2021 the obligations of dLocal under this agreement ceased.

Considering that as of December 31, 2020 the derivative financial instrument represented a liability for dLocal of USD 2,896, a gain for the same amount was recognized within Operating profit in the line item “Other operating gain/(loss)” in the Consolidated Statements of Comprehensive Income for the twelve-month period ended December 31, 2021.

Loan Arrangements with Shareholders

In November 2020, dLocal Malta had granted loans to two of our officers in the aggregate amount of US$20.5 million and US$11.0 million, respectively, to finance their purchase of dLocal Malta shares in the amount of 20,097 and 10,821, respectively. These loans were fully repaid in April 2021.

Commercial Transactions

We had revenues from transactions with merchants who were related parties in the amount of US$2.0 million, US$1.6 million and US$1.6 million for the year ended December 31, 2021, 2020 and 2019, respectively; and costs with preferred suppliers (collection agents) who were related parties in the amount of US$0.6 million, US$0.4 million and US$0.3 million for the year ended December 31, 2021, 2020 and 2019, respectively. We also had outstanding accounts payables for US$0.7 million and US$0.6 million for the year ended December 31, 2021, and 2020, respectively; and outstanding accounts receivables for US$6.1 million, and US$0.5 million for the year ended December 31, 2021, and 2020, respectively.

Transactions between shareholders

During the three-month period ended March 31, 2021 several transactions between existing shareholders (the “sellers”) and new shareholders (the “buyers”) took place where part of our share capital changed owners. We were a party in the agreements in order to receive the payments from the buyers and then transfer the funds to the sellers.

As a result, we received in our bank accounts US$ 149.4 million from the buyers that was to be paid to the sellers. During April 2021, we fulfilled our obligation and thus consider that we no longer have any liabilities under these contracts.

Related Person Transaction Policy

Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee, board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, our audit committee, board of directors or the designated committee will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms, of the transaction the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee, board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Registration Rights Agreement

On June 2, 2021, we entered into a registration rights agreement, or the Registration Rights Agreement, with General Atlantic DO B.V. and our other then-current shareholders, together the Participating Shareholders.

At any time that the Participating Shareholders are no longer subject to restrictions on transfer of their shares pursuant to the lock-up agreements entered into with the underwriters of our initial public offering, and subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, Participating Shareholders holding at least 15% of our common shares (and, after December 16, 2024, General Atlantic DO B.V. on its own) may require that we register for public resale under the Securities Act all common shares constituting registrable shares, or the Registrable Shares, that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$25 million. If we become eligible to register the sale of Registrable Shares on Form F-3 under the Securities Act, which will not be until at least twelve months after the date of the initial public offering, our Participating Shareholders have the right to require us to register the sale of the Registrable Shares held by them on Form F-3, subject to offering size and other restrictions.

If we propose to register the sale of any of our securities under the Securities Act for our own account or the account of any other holder (excluding any securities to be registered on Form S-8 relating to shares issued in connection with an employee benefit plan, on Form F-4 relating to shares issued in connection with any transaction or of debt securities convertible into our common shares), certain of the Participating Shareholders are entitled to notice of such registration and to request that we include Registrable Shares for resale on such registration statement, and we are required, subject to certain exceptions, to include such Registrable Shares in such registration statement.

In connection with the transfer of their Registrable Shares, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling shareholders in certain situations, subject to certain restrictions, and the selling shareholders will indemnify us in certain situations, subject to certain restrictions.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our Articles of Association permit us to indemnify our directors and executive officers to the fullest extent permitted by law.

C.
Interests of experts and counsel.

Not Applicable.

Item 8. Financial Information

The purpose of this standard is to specify which financial statements must be included in the document, as well as the periods to be covered, the age of the financial statements and other information of a financial nature.

A.
Consolidated Statements and Other Financial Information.

The Company’s Audited Consolidated Financial Statements are included in Item 18.

Legal Proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We are subject to a number of judicial and administrative proceedings which we believe are common and incidental to our business operations. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules when management understands, based on legal advisors’ assessment that, (1) it is probable that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments, our management relies on the opinions of our external legal advisors.

However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

As of December 31, 2021, we were party to 145 legal proceedings. Of these proceedings, we were party to legal proceedings for claims in the total amount of approximately US$ 171,768, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.

For further information, see note 25, “Provisions”, to our audited consolidated financial statements, included elsewhere in this annual report.

Dividend Distribution Policy

We currently intend to retain all available funds and any future earnings for use in the operation and growth of our business, and do not expect to pay any dividends on our capital stock in the foreseeable future. The payment of dividends in the future will be within the discretion of our board of directors at such times. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders.

B.
Significant Changes.

There have been no significant changes since the approval date of the financial statements included elsewhere in this annual report.

Item 9. The Offer and Listing.

A.
Offer and listing details.

Our common shares trade solely on the Nasdaq under the symbol “DLO.” Our common shares do not trade in any other market.

B.
Plan of distribution.

Not applicable.

C.
Markets.

Our common shares began trading on the Nasdaq under the symbol “DLO,” in connection with our initial public offering, on June 3, 2021.

D.
Selling shareholders

Not applicable.

E.
Dilution.

Not applicable.

F.
Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A.
Share capital.

Not applicable.

B.
Memorandum and articles of association.

General

dLocal Limited was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of Companies Act.

Our affairs are governed principally by: (1) Articles of Association; (2) the Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our Articles of Association authorize the issuance of up to 1,000,000,000 Class A common shares and 250,000,000 Class B common shares and 250,000,000 shares as yet undesignated which may be issued as common shares or shares with preferred rights of our authorized share capital. As of the date of this annual report, 160,974,249 Class A common shares and 134,054,192 Class B common shares of our authorized share capital were issued, fully paid and outstanding.

Our Class A common shares are listed and trade on the Nasdaq under the symbol “DLO.”

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

The Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share and Class B common shares, which are entitled to five votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. See “—Anti-Takeover Provisions in our Articles of Association—Two Classes of Common Shares.”

At the date of this annual report, our total authorized share capital was US$3,000,000, divided into 1,500,000,000 shares par value US$0.002 each, of which:

•
1,000,000,000 shares are designated as Class A common shares; and
•
250,000,000 shares are designated as Class B common shares.

The remaining 250,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

As of December 31, 2021, we had a total issued share capital of US$590,057, divided into 295,028,441 common shares, comprising 160,974,249 Class A common shares and 134,054,192 Class B common shares.

Treasury Stock

At the date of this annual report, dLocal has no shares in treasury.

Issuance of Shares

Except as expressly provided in dLocal’s Articles of Association, dLocal’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with its Articles of Association, dLocal shall not issue bearer shares.

dLocal’ Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in dLocal (following an offer by dLocal to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in dLocal pursuant to dLocal’s Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the five-to-one voting ratio between our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information, see “—Preemptive or Similar Rights.”

dLocal’s Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then-outstanding Class A common shares.

Fiscal Year

dLocal’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (1) each holder of Class B common shares is entitled to five votes per share, whereas each holder of Class A common shares is entitled to one vote per share; and (2) Class B common shares have certain conversion rights and (3) the holders of Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information, see “—Preemptive or Similar Rights.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

dLocal’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(1) Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the Directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

(2) the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(3) the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, if dLocal issues Class A common shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in dLocal. This right to maintain a proportional ownership interest may be waived by a majority of the holders of Class B common shares, as applicable.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in our Articles of Association, including transfers to affiliates, transfers to and between the existing holders of Class B common shares. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the outstanding Class B common shares represent less than 10% of the total number of all Class A common shares and Class B common shares then outstanding.

Our Class A common shares are not convertible into Class B common shares under any circumstances.

Equal Status

Except as expressly provided in dLocal’ Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not dLocal is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same amount of consideration on a per-share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which dLocal is a party, or (2) tender or exchange offer by dLocal to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same amount of consideration on a per-share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, dLocal’s board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of dLocal at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to dLocal in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and five votes per Class B common share.

As a Cayman Islands exempted company, dLocal is not obliged by the Companies Act to call annual general meetings of shareholders; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of dLocal has the discretion whether or not to hold an annual general meeting. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, dLocal may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in Montevideo, Uruguay, but may be held elsewhere if the directors so decide.

The Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. dLocal’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders’ meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regard to the annual general meeting and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

dLocal will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect is the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Articles of Association.

Pursuant to dLocal’s Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If dLocal is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between dLocal and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between dLocal and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between dLocal and any person or persons to waive or limit the same, shall apply dLocal’s property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in dLocal.

Changes to Capital

Pursuant to the Articles of Association, dLocal may from time to time, by ordinary resolution:

•
increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•
consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
•
convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;
•
subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
•
cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

dLocal’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles of Association, dLocal may:

•
issue shares on terms that they are to be redeemed or are liable to be redeemed;
•
purchase its own shares (including any redeemable shares); and
•
make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of dLocal may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by the Company’s board of directors.

Our Class A common shares are traded on the Nasdaq in book-entry form and may be transferred in accordance with dLocal’s Articles of Association and Nasdaq’s rules and regulations.

However, dLocal’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•
a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to dLocal in respect thereof;
•
the instrument of transfer is lodged with dLocal, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•
the instrument of transfer is in respect of only one class of shares;
•
the instrument of transfer is properly stamped, if required;
•
the common shares transferred are free of any lien in favor of dLocal; and
•
in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer, they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Act and the Articles of Association permit dLocal to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of dLocal, subject to the Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by dLocal. Subject to the Companies Act, dLocal’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to dLocal. Except as otherwise provided by the rights attached to shares and the Articles of Association of dLocal, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (2) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of dLocal’s common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Appointment, Disqualification and Removal of Directors

dLocal is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of three to 13 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while dLocal’s shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal.

Notwithstanding the foregoing, holders of Class B common shares, for so long as they hold Class B common shares, shall be entitled to appoint, as a group and at their sole discretion, at least a majority of the members of the board of directors, and shall be entitled at any time to remove, substitute or replace their appointed directors for any reason in their sole discretion.

The board considers that , the directors Tereza Grossi and Jitendra Gupta are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq. We intend to appoint at least one additional independent director within one year following our initial public offering, which occurred on June 2, 2021.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

In connection with our initial public offering, our board of directors constituted an audit committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Audit Committee.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Articles of Association provide that dLocal’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in Montevideo, Uruguay, or at such other place as the directors may determine.

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of dLocal, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of dLocal shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent dLocal’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares offered in our initial public offering were initially held through DTC, and DTC or Cede & Co., as nominee for DTC, is recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, dLocal must keep a register of shareholders that includes:

•
the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
•
whether voting rights attach to the shares in issue;
•
the date on which the name of any person was entered on the register as a member; and
•
the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of dLocal is prima facie evidence of the matters set out therein (i.e. the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders.

However, there are certain limited circumstances where an application may be made to the Grand Court of the Cayman Islands for a determination on whether the register of members reflects the correct legal position. Further, the Grand Court of the Cayman Islands has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by the Grand Court of the Cayman Islands.

Exempted Company

dLocal is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•
an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•
an exempted company’s register of shareholders is not open to inspection;
•
an exempted company does not have to hold an annual general meeting;
•
an exempted company may issue shares with no par value;
•
an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•
an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•
an exempted company may register as a limited duration company; and
•
an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

As a result of our initial public offering and listing on the Nasdaq, dLocal is subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, dLocal currently intends to comply with the Nasdaq rules in lieu of following home country practice.

Anti-Takeover Provisions in our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of dLocal or management that shareholders may consider favorable. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of dLocal to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of dLocal. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of dLocal are entitled to five votes per share, while the Class A common shares are entitled to one vote per share. Since certain of our shareholders, Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments, Sebastián Kanovich (indirectly through Ledlife SA) and Jacobo Singer, own 100.0% of the Class B common shares, Andres Bzurovski Bay, Sergio Enrique Fogel Kaplan, Alberto Eduardo Azar, Sebastián Kanovich and Jacobo Singer, acting together, currently have the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders.

So long as Andres Bzurovski Bay, IZBA SA, Aqua Crystal Investments, Sebastián Kanovich and Jacobo Singer have the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of dLocal, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that dLocal has two classes of common shares may have the effect of depriving holders of Class A common shares of an opportunity to sell their Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of dLocal.

Preferred Shares

dLocal’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, dLocal’s board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of dLocal.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of dLocal in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands, which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to dLocal, general corporate claims against dLocal by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by dLocal’s Articles of Association.

The Grand Court of the Cayman Islands ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against dLocal, or derivative actions in dLocal’s name, to challenge (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control dLocal; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

The shareholders of dLocal or entities controlled by them or their permitted transferees are able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. In connection with our initial public offering, we entered into the Registration Rights Agreement with the Participating Shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Registration Rights Agreement.”

Handling of Mail

Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

C.
Material contracts.

We have not entered into any material contracts during the preceding two years which were outside the ordinary course of business.

D.
Exchange controls.

None

E.
Taxation.

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and upon the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (as revised). This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by our Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of our Company. If we otherwise were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be materially and adversely affected.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax considerations to U.S. Holders (as defined below) of owning and disposing of our Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our Class A common shares. This discussion applies only to a U.S. Holder that holds our Class A common shares as capital assets for U.S. federal income tax purposes. This discussion does not address the U.S. federal estate or gift tax or the effects of any state, local or non-U.S. tax laws. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax considerations, the potential application of the provisions of the Code known as the Medicare contribution tax and tax considerations applicable to U.S. Holders subject to special rules, such as:

•
one of certain financial institutions;
•
a dealer or trader in securities who uses a mark-to-market method of tax accounting;
•
a person holding a Class A common share as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to a Class A common share;
•
a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•
a person that is subject to the “applicable financial statement” rules under Section 451(b) of the Code;
•
an entity classified as a partnership for U.S. federal income tax purposes;
•
a tax-exempt entity, including an “individual retirement account” or “Roth IRA;”
•
a person that owns or is deemed to own ten percent or more of our stock (by vote or value);
•
a person who acquired our Class A common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•
a person that holds Class A common shares in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax considerations of owning and disposing of the Class A common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A common shares that is for U.S. federal income tax purposes:

•
a citizen or individual resident of the United States;
•
a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia or otherwise treated as a domestic corporation; or
•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Except where otherwise indicated, this discussion assumes that we are not, and will not become, a PFIC, as described below.

Taxation of Distributions

In the event that we pay dividends, distributions paid on our Class A common shares will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder will be “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided the Class A common shares on which the dividends are paid are readily tradable on an established securities market in the United States. The Nasdaq, on which the Class A common shares are listed, is an established securities market in the United States, and we anticipate that our Class A common shares should qualify as readily tradable. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of any dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt.

Sale or Other Disposition of Class A Common Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of a Class A common share will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder has held the Class A common share for more than one year. The amount of the gain or loss will equal the difference between a U.S. Holder’s tax basis in the Class A common share disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains.

Based on the market price of our Class A common shares during 2021 and the composition of our income and assets, including goodwill, we believe that we were not a PFIC for our 2021 taxable year and we do not expect to become one in the foreseeable future. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (i) we hold and expect to continue to hold a substantial amount of cash, which is generally categorized as a passive asset; and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC; and (ii) dispositions of shares of Lower-tier PFICs, in each case as if such holder held such shares directly, even though such holder will not have received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held any of our Class A common shares, such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over a U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received on a U.S. Holder’s Class A common shares exceeded 125% of the average of the annual distributions on those shares during the preceding three years or such holder’s holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the Class A common shares were “regularly traded” (as set forth in the applicable Treasury regulations) on a “qualified exchange” a U.S. Holder would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Nasdaq, on which the Class A common shares are listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be regularly traded on a qualified exchange.

If a U.S. Holder makes the mark-to-market election, for each year when we are a PFIC such holder will generally recognize as ordinary income any excess of the fair market value of such holder’s Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, such holder’s tax basis in its Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the Class A common shares.

In addition, if we were a PFIC for any taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, because we do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election, such election will not be available to U.S. Holders.

If a U.S. Holder owns Class A common shares during any year in which we are a PFIC, such holder must generally file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with such holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless a U.S. Holder (i) is a corporation or other exempt recipient; or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that such holder is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our Class A common shares, subject to certain exceptions (including an exception for Class A common shares held in accounts maintained by certain U.S. financial institutions). A failure to report this information as required may toll the running of the statute of limitations in respect of each taxable year for which such information is required to be reported. As a result, the taxable years with respect to which a U.S. Holder fails to report this information may remain open to assessment by the IRS. U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of the Class A common shares.

F.
Dividends and paying agents.

Not applicable

G.
Statement by experts.

Not applicable

H.
Documents on display.

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at dLocal’s website at http://www.dlocal.com. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: Dr. Luis Bonavita, 1294, 11300, Montevideo, Uruguay.

I.
Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 30, “Financial risk management,” to our audited consolidated financial statements included elsewhere in this annual report.

Interest Rate Risk

This risk arises from the possibility of incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument. Our cash flows are not exposed to interest rate risk since there are no financial instruments with variable interest rate and debt instruments are measured at fair value through profit and loss.

During the year 2021, we received borrowings from a financial institution in Brazilian Reais (R$) amounting to US$5.0 million (R$27.0 million) for working capital, with a maturity date of April 19, 2022 and accruing interest at an annual fixed interest rate of 1.85%. The total outstanding as of December 31, 2021 amounts to US$5.0 million.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk primarily in respect of our trade and other receivables, including from agents and third-party processors, acquirers and collection agents for payment settlements. We are obligated to settle pay-in and pay-out transactions regardless of whether we receive payment from the payment processors (including in the event of bankruptcy or other insolvency of payment processors). See “Item 3. Key Information—Risk Factors—We are subject to chargeback and refund liability risk when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers. Any increase in chargebacks and refunds not paid by our merchants may adversely affect our business, financial condition or results of operations.” We carry out credit reviews of new and existing customers before entering into contracts. Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. Our policy is to deposit our cash with financial institutions having a high credit rating.

Exposure to credit risk

The carrying amount of our financial assets represents our maximum credit exposure. Our maximum credit exposure as of December 31, 2021, and 2020 is shown in the following table.

	As of December 31,
	2021	2020
	(US$) (in thousands)
Cash and cash equivalents	336,197	111,733
Financial assets at fair value through profit or loss	1,004	8,319
Trade and other receivables	190,966	72,785
Other assets	1,339	2,017
Total	529,506	194,854

The table below discloses the credit risk rating for trade and other receivables, based on external risk ratings of the geographical regions in which the trade and other receivables are held:

Risk rating	2021	2020
A	20,839	7,544
B	4,041	834
BB	103,322	32,612
BBB	26,960	9,787
CCC	35,804	22,008
	190,966	72,785

Impairment of financial assets

Our trade and other receivables are our only type of financial asset subject to the expected credit loss model. While cash and cash equivalents are also subject to measurement for impairment under IFRS 9, the impairment identified was immaterial.

We apply the IFRS 9 simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all trade and other receivables. To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the number of days past due. Finally, historical loss experience is adjusted to reflect information about current conditions and reasonable forecasts of future economic conditions.

On that basis, the loss allowance for trade and other receivables as of December 31, 2021, was determined to be US$322 thousand, compared to US$341 thousand as of December 31, 2020.

Liquidity Risk

Liquidity risk relates to maintaining sufficient cash and securities through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. Our approach to managing liquidity risk is to ensure, to the extent possible, that we maintain sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. We invest surplus cash in interest-bearing financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts.

Market Risk

Market risk is the risk that changes in market prices, such as foreign currency and the fair value or future cash flows of a financial instrument fluctuations will affect our income or the value of our holdings of financial instruments. Our objective in market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing returns.

Foreign Currency Risk

We are exposed to currency risk on our balances of monetary amounts denominated in a currency other than the functional currency (U.S. dollar), mainly the Argentinian Peso, Chilean Peso, Euro and the Brazilian Real.

The following table presents our exposure to foreign currency risk in respect of balances of our monetary amounts as well as a sensitivity to a reasonably possible change in U.S. dollar, with all other variables held constant. The impact on our profit before tax is due to changes in the fair value of monetary assets and liabilities.

2021			Gain/(loss)
Account	Currency	Amount	% increase	Amount	% decrease	Amount
Net balances	Brazilian reais	39,017	10%	(3,902)	-10%	3,902
	Chilean pesos	23,195	10%	(2,320)	-10%	2,320
	Argentine pesos	22,206	10%	(2,221)	-10%	2,221
	Mexican pesos	15,048	10%	(1,503)	-10%	1,503
	South African rand	7,515	10%	(752)	-10%	752
	Indonesian rupiah	4,370	10%	(437)	-10%	437
	Peruvian Nuevo Sol	4,021	10%	(402)	-10%	402
	Colombian pesos	4,010	10%	(401)	-10%	401
	Euros	3,563	10%	(356)	-10%	356
	Uruguayan pesos	3,323	10%	(332)	-10%	332
	Nigerian nairas	2,295	10%	(230)	-10%	230
	Egyptian pounds	562	10%	(56)	-10%	56
	Paraguayan guaranís	200	10%	(20)	-10%	20
	Dominican pesos	127	10%	(13)	-10%	13
	Pakistanee rupees	113	10%	(11)	-10%	11
	Bangladeshi takas	38	10%	(4)	-10%	4
	Moroccan dirhams	9	10%	(1)	-10%	1
	Total	129,612		(12,961)		12,961

Fraud Risk

Our transactions are susceptible to fraud or improper sales. In order to manage fraud risk, we monitor transactions through dLocal Defense, which is a local data-driven prevention program to maximize fraud detection and minimize false positives. This process reviews transactions at the time of authorization, legitimates them, and uses external tools that are revised on a periodic basis. In addition, we also use a supplemental process to detect chargebacks and disputes.

Capital management

Our board of directors has established a policy aimed at maintaining a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of our business. The objective of our board of directors is to safeguard the ability of the business to continue as a going concern, so that we can continue to provide returns for shareholders and benefit other stakeholders, and to maintain an optimal capital structure to reduce our cost of capital. In order to maintain or adjust the capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Our board of directors monitors our return on capital as well as the level of dividends to ordinary shareholders.

Item 12. Description of Securities Other than Equity Securities.

A.
Debt Securities.

Not applicable.

B.
Warrants and Rights.

Not applicable.

C.
Other Securities.

Not applicable.

D.
American Depositary Shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

A.
Defaults

No matters to report.

B.
Arrearages and Delinquencies

No matters to report.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.
Material Modifications to Instruments

Not applicable.

B.
Material Modifications to Rights

Not applicable.

C.
Withdrawal or Substitution of Assets

Not applicable.

D.
Change in Trustees or Paying Agents

Not applicable.

E.
Use of Proceeds

On June 2, 2021, the registration statement on Form F-1 (File No 333-255793) relating to our initial public offering of our Class A common shares was declared effective by the SEC. On June 2, 2021, we commenced our initial public offering. On June 7, 2021, we closed our initial public offering, pursuant to which we issued and sold 4,411,765 Class A common shares. The selling shareholders sold 29,411,765 Class A common shares in our initial public offering. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, Citi Global Markets, Inc., Morgan Stanley & Co. LLC, BofA Securities, Inc., HSBC Securities (USA) Inc. and UBS Securities LLC acted as the underwriters in our initial public offering. The 33,823,530 registered Class A common shares were sold to the public at a price of U.S.$21.00 per share, for an aggregate price of U.S.$710,294,130 (comprising U.S.$92,647,065 for the shares issued and sold by us and U.S.$617,647,065 for the shares sold by the selling shareholders). We incurred approximately U.S.$4.4 million in expenses related to our initial public offering, based on our reasonable estimates, and paid approximately U.S.$5.6 million in underwriting discounts and commissions. The net proceeds to us after deducting expenses and underwriting discounts and commissions was approximately U.S.$82.6 million. We expect to use the net proceeds from our initial public offering as follows:

•
to accelerate investments in technology to complement our product portfolio and address current and future merchant needs;

•
to manage potential working capital needs that may result from offering advanced payments to our merchants before we collect payments from acquirers, processors, or collection agents;
•
to pursue opportunities that allow us to expand our footprint more rapidly and roll out our services to new emerging markets faster, including through the acquisition of cross-border payment processing companies, software development companies or other payment related companies; and
•
for general corporate purposes.

We have broad discretion in allocating the net proceeds from our initial public offering.

Item 15. Controls and Procedures.

(a)
Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2021. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2021, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Please see Exhibits 12.1 and 12.2 for the certifications required by this Item.

(b)
Management’s annual report on internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

(c)
Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of the company’s independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

(d)
Changes in internal control over financial reporting.

As of the date of this annual report, our management has completed the implementation of the remediation plans designed to improve our internal controls over financial reporting and to remediate the control deficiencies that resulted in the material weakness. As described below under “Status of Remediation of Material Weakness in Internal Control Over Financial Reporting”, the material weakness was remediated. As a result, our Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective to assure there is appropriate disclosure in this report, and that the financial statements included in this report fairly present, in all material respects, our financial condition for the periods presented in conformity with generally accepted accounting principles.

Status of Remediation of Material Weakness in Internal Control Over Financial Reporting

We were actively engaged in executing remediation plans to address the material weaknesses in our internal control over financial reporting as of December 31, 2019, and any other subsequently identified significant deficiencies. These remediation plans, outlined below, were specifically designed to address the material weakness identified by our management in connection with the preparation of our consolidated financial statements for the year ended December 31, 2019, where we identified a number of control deficiencies that, in the aggregate, comprised a material weakness in our internal control over financial reporting as of December 31, 2019.

In our management’s analysis, we had determined that we did not effectively design controls addressing the risk of material misstatement. Specifically, in certain cases, we had not designed controls at a sufficient level of precision to identify potential material misstatements. These material misstatements contributed to a number of control deficiencies that, in the aggregate, comprised a material weakness in the design and maintenance of effective controls with respect to the accounting for leases, financial instruments, share-based payments, credit expected losses, provisions for contingencies, revenues from contracts with customers, intangible assets and financial reporting in hyperinflationary economies, as well as classification errors in several areas of our consolidated statement of financial position and consolidated statement of comprehensive income. These control deficiencies resulted in the restatement of our consolidated financial statements as of December 31, 2019.

Remediated Material Weakness

As of the date of this annual report, our management has completed the implementation of the remediation plans designed to improve our internal controls over financial reporting and to remediate the control deficiencies that resulted in the material weakness, as follows:

•
We designed and implemented the three lines of defense model, by adding compliance and risk management as the second line of defense and internal audit as the third line. All of these areas performed training and awareness programs to the board of directors, senior management and the rest of our staff on risk, compliance and internal controls topics.
•
We hired additional finance, administration, accounting, assurance, and IFRS & SEC reporting specialists who possess public company accounting and reporting technical expertise. A portion of their job responsibilities is to perform reviews, reconciliations and other financial reporting monitoring controls.
•
We conducted a project for the design, implementation and maintenance of our internal control system over financial reporting in accordance with COSO, and best practice.
•
We performed a risk-assessment process on a regular basis to identify, design, implement and re-evaluate our control activities related to internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Audit Committee.” Our Board of Directors has determined that Tereza Grossi qualifies as an “audit committee financial expert” under applicable SEC rules.

Item 16B. Code of Ethics.

dLocal Limited has adopted a Code of Ethics & Business Conduct applicable to dLocal Limited’ directors, executive officers and employees and to all board members, employees and officers of its controlled companies. The Code of Ethics & Business Conduct codifies the business and ethical principles that govern all aspects of dLocal Limited’ business. A copy of that code is available on our website at investor.dlocal.com/governance/. Any amendments to such code will be disclosed on our website.

Item 16C. Principal Accountant Fees and Services.

Fees Paid to the Company’s Principal Accountant

In 2021, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company. Fees paid to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2021 and 2020 are detailed below:

	For the Year Ended December 31
	(in thousands of US$)
	2021	2020
Audit fees	1,019	727
Audit related fees	264	590
Tax fees	—	—
All other fees	51	—
Total	1,334	1,317

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above.

Tax Fees

Tax fees were paid for tax compliance and tax advice professional services.

All other fees

All other fees were paid for specific minor professional services not related to the above categories.

Audit Committee’s Pre-approval Policies and Procedures

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors in its charter.

Under the policy, the audit committee makes its recommendations through the Board of Directors to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. In addition, the audit committee delegated to its Chairperson the authority to consider and approve, on behalf of the Audit Committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2021 and the fees paid for such services.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•
Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
•
Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.
•
Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.
•
Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to dLocal and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with., the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30-day period, within 20 days following the date on which such 30-day period expires, the company (and any dissenting shareholder) must file a petition with the Grand Court of the Cayman Islands to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•
dLocal is not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to the double majority vote have been complied with;
•
the shareholders or creditors have been fairly represented at the meeting in question and the statutory majority are acting bona fide, without coercion, to promote the interests of the class of which they represent;
•
the arrangement is such as an intelligent and honest man, who is a member of the relevant class and acting properly, would reasonably approve; and
•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to compulsory transfer such shares on the terms of the offer. An objection by a dissenting shareholder may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in the Grand Court of the Cayman Islands. Derivative actions have been brought in the Grand Court of the Cayman Islands, and the Grand Court of the Cayman Islands has confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by the Grand Court of the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•
a company is acting or proposing to act illegally or beyond the scope of its authority;
•
the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained;
•
those who control the company are perpetrating a “fraud on the minority”; or
•
A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under dLocal’s Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting, and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of dLocal to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a compensation committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law).

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•
Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
•
Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman

Islands, we do not have a nominations committee nor do we have any current intention to establish one.
•
Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.
•
Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

Borrowing Powers

dLocal’s directors may exercise all the powers of dLocal to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of dLocal or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Grand Court of the Cayman Islands to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. dLocal’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretion, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning dLocal or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to dLocal’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6)

duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, dLocal’s Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association, or alternatively by shareholder approval at general meetings. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the abovementioned criteria. We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors may have pre-existing fiduciary obligations to other businesses of which they are officers or directors.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to dLocal’s Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. dLocal’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, dLocal’s Articles of Association do not provide for cumulative voting. As a result, the shareholders of dLocal are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares, or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target, in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, dLocal cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the Grand Court of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution, that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act, dLocal may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting). dLocal’s Articles of Association also give its board of directors authority to petition the Grand Court of the Cayman Islands to wind up dLocal.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under dLocal’s Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to dLocal’s Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, dLocal’s Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by dLocal’s Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on dLocal’s shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements.

Financial Statements are filed as part of this report, see page F-1.

Item 19. Exhibits.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

Exhibit Number	Description
1.1

Second Amended and Restated memorandum and Articles of Association of DLocal Limited (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-255793) filed with the SEC on May 20, 2021).

2.1*	Description of Share Capital
4.1

Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-255793) filed with the SEC on May 20, 2021.

4.2

Form of Registration Rights Agreement among DLocal Limited and certain shareholders (incorporated herein by reference to Exhibit 10.3 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-255793) filed with the SEC on May 20, 2021).

4.3

DLocal Limited Amended and Restated 2020 Global Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-261372) filed with the SEC on November 26, 2021)

8.1	List of subsidiaries of DLocal Limited (incorporated by reference to Note 4 to our audited consolidated financial statements filed with this annual report on Form 20-F).
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Price Waterhouse & Co. S.R.L.

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DLocal Limited

Date: May 2, 2022	By:	/s/ Diego Cabrera Canay
Diego Cabrera Canay
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DLocal Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of DLocal Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Price Waterhouse & Co. S.R.L.

Gustavo Ariel Vidan (Partner)

Autonomous City of Buenos Aires, Argentina

March 15, 2022

We have served as the Company’s auditor since 2020.

DLocal Limited

Consolidated Statements of Comprehensive Income

Years ended December 31, 2021, 2020 and 2019

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	For the Year Ended December 31,
		2021	2020	2019
Continuing operations
Revenues	6	244,120	104,143	55,289
Cost of services	6	(113,677)	(44,065)	(19,413)
Gross profit		130,443	60,078	35,876
Technology and development expenses	7	(3,386)	(2,005)	(1,347)
Sales and marketing expenses	8	(5,916)	(2,852)	(2,057)
General and administrative expenses	8	(40,637)	(22,188)	(14,101)
Impairment (loss)/gain on financial assets	16	(33)	808	(807)
Other operating gain/(loss)	24	3,367	(2,896)	—
Operating profit		83,838	30,945	17,564
Finance income	11	2,540	502	279
Finance costs	11	(544)	(67)	(30)
Inflation adjustment	11	(334)	38	10
Other results		1,662	473	259
Profit before income tax		85,500	31,418	17,823
Income tax expense	12	(7,647)	(3,231)	(2,221)
Profit for the year		77,853	28,187	15,602
Profit attributable to:
Owners of the Group		77,876	28,184	15,602
Non-controlling interest		(23)	3	—
Profit for the year		77,853	28,187	15,602
Earnings per share
Basic Earnings per share	13	0.27	0.10	0.06
Diluted Earnings per share	13	0.25	0.10	0.05
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations		102	37	27
Other comprehensive income for the year, net of tax		102	37	27
Total comprehensive income for the year		77,955	28,224	15,629
Total comprehensive income for the year is attributable to:
Owners of the Group		77,969	28,231	15,629
Non-controlling interest		(14)	(7)	—
Total comprehensive income for the year		77,955	28,224	15,629

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Financial Position

At December 31, 2021 and 2020

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	December 31, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents	14	336,197	111,733
Financial assets at fair value through profit or loss	15	1,004	8,319
Trade and other receivables	16	190,966	72,785
Other assets	17	1,339	2,017
Total Current Assets		529,506	194,854
Non-Current Assets
Deferred tax assets	12	133	216
Property, plant and equipment	18	2,485	913
Right-of-use assets	19	3,915	188
Intangible assets	20	46,969	4,153
Other assets	17	-	143
Total Non-Current Assets		53,502	5,613
TOTAL ASSETS		583,008	200,467
LIABILITIES
Current Liabilities
Trade and other payables	21	277,160	142,865
Borrowings	22	5,014	—
Lease liabilities	19	502	201
Tax liabilities	23	13,126	7,788
Derivative financial instruments	24	221	2,896
Provisions	25	1,710	1,393
Contingent consideration liability	20	665	—
Total Current Liabilities		298,398	155,143
Non-Current Liabilities
Deferred tax liabilities	12	883	259
Lease liabilities	19	3,426	17
Total Non-Current Liabilities		4,309	276
TOTAL LIABILITIES		302,707	155,419
EQUITY
Share Capital	13	590	602
Share Premium	13	157,151	—
Capital Reserve	13	12,741	12,582
Other Reserves	13	(30)	119
Retained earnings	13	109,867	31,749
Total Equity Attributable to owners of the Group		280,319	45,052
Non-controlling interest		(18)	(4)
TOTAL EQUITY		280,301	45,048

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Changes in Equity

Years ended December 31, 2021, 2020 and 2019

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	Member Contributed Capital	Share Capital	Share Premium	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2021		—	602	—	12,582	119	31,749	45,052	(4)	45,048
Comprehensive Income for the year
Profit of the year		—	—	—	—	—	77,876	77,876	(23)	77,853
Exchange difference on translation on foreign operations		—	—	—	—	(149)	242	93	9	102
Total Comprehensive Income for the year		—	—	—	—	(149)	78,118	77,969	(14)	77,955
Transactions with Group owners in their capacity as owners
Initial public offering, net of underwriting discount and incremental and direct costs	13	—	9	86,441	—	—	—	86,450	—	86,450
Issue of ordinary shares	13	—	45	63,132	—	—	—	63,177	—	63,177
Par value change from 1.1211 U.S. Dollars to 1 U.S. Dollars	13	—	(70)	70	—	—	—	—	—	—
Share-options exercise		—	—	6,979	(6,898)	—	—	81	—	81
Forfeitures		—	—	—	(6)	—	—	(6)	—	(6)
Warrant exercise	13	—	4	529	(533)	—	—	0	—	—
Share-based payments	9	—	—	—	7,596	—	—	7,596	—	7,596
Transactions with Group owners in their capacity as owners		—	(12)	157,151	159	—	—	157,298	—	157,298
Balance as of December 31st, 2021		—	590	157,151	12,741	(30)	109,867	280,319	(18)	280,301
Balance as of January 1st, 2020		602	—	—	5,287	14	18,460	24,363	166	24,529
Adjustments due to reorganizations		(602)	602	—	—	—	—	—	—	—
Adjusted balance as of January 1st, 2020		—	602	—	5,287	14	18,460	24,363	166	24,529
Comprehensive Income for the year
Profit of the year		—	—	—	—	—	28,184	28,184	3	28,187
Exchange difference on translation on foreign operations		—	—	—	—	105	(58)	47	(10)	37
Total Comprehensive Income for the year		—	—	—	—	105	28,126	28,231	(7)	28,224
Transactions with Group owners in their capacity as owners
Share-based payments	9	—	—	—	7,295	—	—	7,295	—	7,295
Distribution of retained earnings	13	—	—	—	—	—	(15,000)	(15,000)	—	(15,000)
Transaction between shareholders	13	—	—	—	—	—	163	163	(163)	—
Transactions with Group owners in their capacity as owners		—	—	—	7,295	—	(14,837)	(7,542)	(163)	(7,705)
Balance as of December 31st, 2020		—	602	—	12,582	119	31,749	45,052	(4)	45,048
Balance as of January 1st, 2019		—	588	—	238	(13)	12,858	13,671	166	13,837

Comprehensive Income for the year
Profit of the year		—	—	—	—	—	15,602	15,602	—	15,602
Exchange difference on translation on foreign operations		—	—	—	—	27	—	27	—	27
Total Comprehensive Income for the year		—	—	—	—	27	15,602	15,629	—	15,629
Transactions with Group owners in their capacity as owners
Share-based payments	9	—	—	—	5,049	—	—	5,049	—	5,049
Distribution of retained earnings	13	—	—	—	—	—	(10,000)	(10,000)	—	(10,000)
Issue of ordinary shares	13	—	14	—	—	—	—	14	—	14
Transactions with Group owners in their capacity as owners		—	14	—	5,049	—	(10,000)	(4,937)	—	(4,937)
Balance as of December 31st, 2019		—	602	—	5,287	14	18,460	24,363	166	24,529

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Cash Flows

Years ended December 31, 2021, 2020 and 2019

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	2021	2020	2019
Cash flows from operating activities
Profit before income tax		85,500	31,418	17,823
Adjustments:
Interest income from financial instruments		(2,556)	(443)	(217)
Interest charges for lease liabilities		142	20	30
Other finance expense / (income)		402	(3)	(6)
Amortization of Intangible assets	10	3,917	656	175
Depreciation of Property, plant and equipment	10	377	155	53
Amortization of Right-of-use asset	10	453	181	181
Revenue reduction related to prepaid assets	17	200	67	—
Share-based payment expense	9	7,590	7,295	5,049
Net exchange differences		(19)	(99)	(106)
Fair value (loss)/gain on financial assets at fair value through profit or loss		16	(9)	(56)
Other operating (gain)/loss	24	(2,896)	2,896	—
Net Impairment loss/(gain) on financial assets	16	33	(808)	807
		93,159	41,326	23,733
Changes in working capital
Increase in Trade and other receivables	16	(115,355)	(45,932)	(10,968)
Increase / (Decrease) in Other assets	17	581	(1,114)	(1,113)
Increase in Trade and other payables	21	134,295	89,888	20,284
Increase in Tax Liabilities	23	5,309	5,877	—
Increase in Provisions	25	317	595	497
Cash from operating activities		118,306	90,640	32,433
Income tax paid	12	(9,820)	(2,154)	(1,710)
Net cash from operating activities		108,486	88,486	30,723
Cash flows from investing activities
Acquisitions of Property, plant and equipment		(1,949)	(876)	(152)
Additions of Intangible assets	20	(46,068)	(3,006)	(1,554)
Net collections of financial assets at FVPL		7,520	7,089	1,601
Interest collected from financial instruments		2,556	443	217
Other finance income collected		—	—	6
Net cash (used in) / provided by investing activities		(37,941)	3,650	118
Cash flows from financing activities
Proceeds from issuance of shares	13	63,177	—	14
Proceeds from initial public offering	1.3	87,088	—	—
Initial public offering expenses paid		(638)	—	—
Share-options exercise		81	—	—
Dividends paid		—	(15,000)	(10,000)
Proceeds from borrowings		5,000	—	—
Interest payments on lease liability		(142)	(20)	(30)
Principal payments on lease liability	29	(430)	(131)	(152)
Payments of loans advanced to shareholders		—	—	(9,174)
Other finance expense paid		(388)	(47)	—
Net cash provided by / (used in) financing activities		153,748	(15,198)	(19,342)
Net increase in cash flow		224,293	76,938	11,499
Cash and cash equivalents at the beginning of the year		111,733	34,765	23,305
Effects of exchange rate changes on cash and cash equivalents		171	30	(39)
Cash and cash equivalents at the end of the year		336,197	111,733	34,765
The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Notes to the Consolidated Financial Statements

At December 31, 2021

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1.
General information, Reorganization and Significant Events of the year

1.1 General information

DLocal Limited (“dLocal” or the “Company”) is a holding company, referred to together with its subsidiaries as the “Group”. dLocal is a limited liability company. The Group was established on October 5, 2016, under the holding company dLocal Group Limited, domiciled and incorporated in Malta, and on April 14, 2021 it was reorganized under dLocal, domiciled and incorporated in the Cayman Islands. The Company is the ultimate controlling party of the Group. See detail of subsidiaries in Note 4: Consolidation of subsidiaries.

The Group processes online payment transactions through more than 700 payment methods on December 31, 2021 and 2020, enabling enterprise merchants located in developed economies (mainly United States, Europe and China) to get paid (“payins”) from customers in emerging markets and to make payments (“payouts”) to customers in emerging markets. As of the date of issuance of this Consolidated Financial Statements, the Group continued to focus on its expansion efforts bringing the total number of countries in the geographic network to 35.

In order to conduct its business, the Group has direct connections with banks, acquirers and payments processors to process payments locally in emerging markets. It also operates with financial institutions to expatriate/repatriate the funds to/from the developed economies where the merchant customers elect to settle their funds in the currency of their preference (mainly U.S. Dollar and Euro). These consolidated financial statements include dLocal’s subsidiaries and details of the structure are included under Note 4: Consolidation of subsidiaries.

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and we operate and are licensed, as applicable, in more than 25 countries in emerging markets, primarily in the Americas, Asia and Africa.

In addition, the Group is subject to laws aimed at preventing money laundering, corruption and the financing of terrorism. This regulatory landscape is constantly changing, including as a consequence of the implementation of the Fourth Anti-Money Laundering Directive (Directive 2015/849/EU, “MLD4”) and the proposed amendments to the MLD4, often referred to as the fourth Anti-Money Laundering Directive.

As part of the requirements for maintaining its financial institution license, the subsidiary dLocal Limited is subject to externally imposed capital requirements by the regulator, which initially amounted to Euros 400 (USD 453). As at 31 December 2021 the subsidiary calculated its capital requirement at the level of Euros 530 (USD 600). As at 31 December 2021 Tier 1 Capital was temporarily short in respect of its regulatory capital requirement with an amount of USD 37,666. Such position will be rectified upon the signing of the subsidiary's financial statements, due to the fact that profits registered during the year ended 31 December 2021 will be verified as a result of the external audit of the financial statements of the subsidiary, and Tier 1 Capital post verification will be considered to be that of USD 4,621, which is in excess of the externally imposed minimum capital requirement of Euros 530 (USD 600).

1.2 Reorganization

On April 14, 2021, in a series of transactions as further described below, the owners of dLocal Group Limited completed the contribution of 100% of their respective interests in dLocal Group Limited, with par value 1.1211 U.S. Dollars per share, on a pro rata basis to a newly formed entity, dLocal, in exchange for 100% of the common shares of dLocal, with par value 1 U.S. Dollars per share with no additional consideration, is defined as the “Reorganization”. The purpose of the Reorganization was to facilitate the initial public offering of the Group. dLocal had no prior assets, holdings or operations.

In connection with the Reorganization, the Group amended its existing employee share incentive plan, the “2020 Global Share Incentive Plan”. In this context, all obligations of dLocal Group Limited under this plan (including award agreements issued thereunder) have been transferred to dLocal, and options to purchase ordinary shares of dLocal Group Limited have been converted into options to purchase ordinary shares of dLocal. The conversion was based on a ratio intended to maintain in all material respects the same, and in no event greater, economic benefit to optionees as provided under the plans in effect prior to the Reorganization.

Additionally, the written resolution of dLocal’s shareholders dated May 19, 2021 and effective June 2, 2021, approved a 500-for-1 stock split of dLocal’s common shares, whereby every share of capital stock of dLocal was converted into 500 shares, changing the par value of dLocal’s common shares from 1 U.S. Dollars to 0.002 U.S. Dollars. Therefore, dLocal increased total shares outstanding from 577,008 shares to 288,504,000 shares. Consequently the 2020 Global Share Incentive Plan was also amended to reflect such change in the par value of the common shares. References made to outstanding shares and per share amounts in the accompanying financial statements and applicable disclosures have been retroactively adjusted to reflect this stock split.

The Reorganization was limited to entities which were all under the control of the same shareholder group and was implemented in part to facilitate the IPO, it did not qualify as a business combination under common control; rather, it was a Reorganization of the capital of dLocal Group Limited, the existing organization. Therefore, all financial and other information herein relating to December 2020 and 2019 are presented using the historical values from the consolidated financial statements of dLocal Group Limited. However, the issued share capital reflects that of Dlocal as of the Reorganization date.

1.3 Significant events during the year

a) Filing of Form S-8

Effective November 26, 2021, the Company filed a Form S-8 with the SEC, which allows dlocal to register securities it offers as part of its employee benefit plan.

b) Secondary offering

On October 25, 2021 the Company announced the closing of an underwritten public offering of 17,000,000 Class A common shares which were sold by certain selling shareholders at a public offering price of USD 52.25 per share. The offering was made pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”). This public offering was secondary for which the Company did not receive any cash in exchange of shares.

In connection with the offering, the selling shareholders have granted the underwriters the option to purchase up to 2,550,000 additional Class A common shares at the public offering price less the underwriting discounts and commissions.

See Note 8.iv).

c) Warrant exercise

On September 2, 2021 a holder of warrants exercised its net issuance right resulting in a net issuance on September 7, 2021 of 2,112,676 shares at a Fair Market Value of U.S. Dollars 65.14 per share, calculated using the average price of 5 business days before the exercise date.

d) Initial Public Offering (IPO)

On June 3, 2021, the Company successfully completed an initial public offering of its shares on the Nasdaq Global Select Market. The Company issued 4,411,765 shares, at a price of 21 U.S. Dollars per share prior to the underwriting discount of 6%. In addition, on June 3, 2021 the over-allotment option was exercised by the underwriters of the initial public offering on a secondary offering.

e) Acquisition of certain assets from PrimeiroPay

On March 11, 2021, dLocal signed a contract to acquire certain assets (mainly merchant agreements) from Primeiropay S.A.R.L and PrimeiroPay Technology GmbH (“Primeiropay”) in accordance to the Transfer of a Going Concern Agreement signed between the parties. The purchase of this acquisition of assets amounted to 40 million U.S. Dollars, of which 1.33 million U.S. Dollars is contingent consideration (subject to the achievement of the “earn-out”) and 38.67 million U.S. Dollars was an immediate cash consideration, with an effective date of April 1, 2021. On August 31, 2021 the earn-out period finalized and the earn-out conditions were not achieved. However, the merchant contracts migration from Primeiropay to Dlocal is in progress, as a consequence the recognized contingent liability, capped in USD 665 thousands, is expected to be paid conditioned to finalizing the migration process estimated during 2022.

Primeiropay is an international payment service provider that delivers payment services for international merchants that want to accept payments from their international customers without setting up a local entity through processing all cards and payment methods domestically in local currencies. The concentration test outlined on IFRS 3 was met and therefore the transaction was classified as an asset acquisition. For further details refer to Note 20: Intangible assets.

f) Loan related to Employee share purchase plan (ESPP)

In November 2020 dLocal Group Limited signed a non-recourse “Loan Agreement” with two officers to fund the acquisition of shares under the ESPP.

During March and April 2021, dLocal received payments for USD 31,644 (equivalent to 15,459,000 common shares) that were considered as the collection of the exercise price of the options under the ESPP for the issuance of shares. Therefore, dLocal recognized for such collections the cash inflow against equity. As of the date of issuance of this Consolidated Financial Statements, the loan and the corresponding accrued interest had been fully repaid.

g) Coronavirus pandemic

As of the date of these Consolidated Financial Statements, the impact of the COVID-19 pandemic on our operations has had a different impact across our different product offerings and the different verticals the Group serves, with certain industries benefiting from increased adoption (e.g., retail, streaming, gaming, social media) while others suffering initially from decreased usage (e.g., travel, ride hailing), however subsequently recovered to its pre pandemic volumes.

The Group business has far exhibited a net benefit from the shift from in-store shopping and traditional payment methods towards e-commerce and digital payments (and overall higher exposure to online industries benefiting from increased adoption), the ultimate extent to which the COVID-19 pandemic impacts dLocal’s business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including, but not limited to, the duration, scope, severity, and geographic spread of the outbreak, its impact on the global economy, actions taken to contain or limit the impact of COVID-19, such as the availability of vaccines or treatments, geographic variation in how countries and states are handling the pandemic, the appearance of new variants of the virus, and how quickly and to what extent normal economic and operating conditions may potentially resume.

The Group continues to believe that even if the pandemic may adversely affect the Group in the short-term, in the long-term the Group’s assets will be preserved and consequently the going concern basis applied to these financial statements is still applicable.

2.
Presentation and preparation of the Consolidated Financial Statements and significant accounting policies

2.1. Basis of preparation of the Consolidated Financial Statements

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (IFRS I C) applicable to companies reporting under IFRS. These Consolidated Financial Statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in thousands of U.S. Dollars, except for share data or as otherwise indicated, which is the functional currency of dLocal Limited.

The Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial assets measured at fair value as explained in Note 2.5: Financial instruments-initial recognition and measurement, and for the Financial Statements of Argentine operations that were adjusted upon IAS 29 requirements as detailed in Note 2.3 Foreign currencies.

The preparation of Financial Statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying dLocal’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Financial Statements, are disclosed in Note 3: Accounting estimates and judgments.

As mentioned in Note 1.2, a written resolution of dLocal’s shareholders dated May 19, 2021 and effective June 2, 2021, approved a 500-for-1 stock split of dLocal’s common shares, whereby every share of capital stock of dLocal was converted into 500 shares, increasing the authorized share capital to 1,500,000,000 common shares and changing the par value of the common shares from $1.00 to $0.002. As a result, the share capital previously represented by 577,008 common shares was increased to 288,504,244 common shares. The stock split affected all of our existing shareholders uniformly and did not affect any individual shareholder’s percentage ownership interest in the company. References made to outstanding shares and per share amounts in the accompanying financial statements and applicable disclosures have been retroactively adjusted to reflect this stock split.

These Consolidated Financial Statements as of December 31, 2021, were approved by dLocal’s Board of Directors on March 14, 2022.

2.2. Basis of consolidation

Business combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if they are related to the issue of debt or equity instruments.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

There were no significant business combinations during 2021 and 2020.

Subsidiaries

The Group consolidates all entities over which it has control. Control is achieved when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated.

Subsidiaries are all entities over which dLocal has control. Subsidiaries are fully consolidated from the date dLocal obtains control of the subsidiary and ceases when dLocal loses control of the subsidiary. The subsidiaries included in the consolidation are described in Note 4: Consolidation of subsidiaries.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3. Foreign currencies

i) Functional and presentation currency

Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in U.S. Dollar, which is dLocal’s functional and presentation currency.

ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss.

The Group adopts an allocation policy for foreign exchange differences in order to allocate them to the various line items of its financial statements, based on the nature of the item that generated the exchange difference. For example, exchange differences on trade payables arising from the purchase of services and exchange differences from payins and payouts transactions are included as part of Cost of services while exchange differences arising from loans are allocated to Finance costs. This policy is applied consistently from period to period.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income. Foreign exchange gains and losses resulting from the measurement at period end exchange rates of monetary assets denominated in foreign currencies and measured at fair value through other comprehensive income are recognized in the statement of income.

iii) Argentine operations

Argentina is one of the principal markets of the Group’s business, as measured by revenue. Recently, the economic environment in Argentina has been volatile with weak economic conditions, devaluation of local currency, high interest rates, high level of inflation and a large public deficit which led Argentina to request financial assistance from the International Monetary Fund.

The Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“ IAS 29”) to its operations in Argentina. IAS 29 establishes that financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in the general price index and expressed in terms of the current unit of measurement at the closing date of the reporting period. In order to determine whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Argentina experienced a significant increase in inflation during 2018, which exceeded the 100% three-year cumulative inflation rate. The three-year cumulative inflation is expected to significantly exceed 100% at December 31, 2020 and is expected to remain significantly above that threshold in future years.

IAS 29 requires adjustments to non-monetary items in the statement of financial position by applying a general price index from the day they were booked until the end of the reporting period. Additionally, it also requires that all items in the statement of comprehensive income are expressed in terms of the measuring unit current at the end of the reporting period.

The inflation adjustment on the initial balances as of December 31, 2019 and 2020 were calculated by means of conversion factor derived from the Argentine price indexes published by the Argentine Federation of Professional Councils of Economic Sciences National Institute of Statistics (“FACPCE”). The price index for the year ended December 31, 2021, was 1.5 (1.36 and 1.54 for the years ended December 31, 2020 and 2019, respectively).

Results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, were then converted into U.S. Dollars at the closing exchange rate for such reported period. This process is called “translation”.

iv) Group companies

The results and financial position of foreign operations of non-hyperinflationary economies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•
Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statements of financial position
•
Income and expenses for each statement of income and statement of comprehensive income are translated at average exchange rates, and
•
All resulting exchange differences are recognized in other comprehensive income.

The results and financial position of foreign operations whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency as follows:

•
All amounts (i.e. assets, liabilities, equity items, income and expenses) are translated at the closing rate at the date of the most recent statement of financial position.

On consolidation, exchange differences arising from the translation of foreign entities are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

The following is the detail of the exchange rates of the main currencies used by the Group compared to the USD in the year ended December 31, 2021 and 2020:

	Average rate		Year-end spot rate
	2021	2020	Dec 31, 2021	Dec 31, 2020
Argentina (ARS/USD)	94.9	71.9	102.6	84.1
Brazil (BRL/USD)	5.4	4.6	5.6	5.2
Chile (CLP/USD)	758.5	730.0	850.3	711.2
Colombia (COP/USD)	3,741.8	3,354.8	3,981.2	3,432.5
Ecuador (USD/USD)	1.0	1.0	1.0	1.0
Egypt (EGP/USD)	15.7	15.8	15.8	15.7
India (IRN/USD)	72.2	72.2	74.3	73.1
Israel (NIS/USD)	3.1	3.3	3.0	3.2
Malta (EUR/USD)	0.8	0.8	0.8	0.8
Mexico (MXN/USD)	20.5	19.4	20.3	19.9
Morocco (MAD/USD)	9.2	9.2	9.2	8.9
Panama (USD/USD)	1.0	1.0	1.0	1.0
Peru (PEN/USD)	4.0	3.5	3.9	3.6
Uruguay (UYU/USD)	44.7	39.8	43.6	42.3

2.4. Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid financial instruments with original maturities of three months or less. dLocal classifies as cash equivalents a financial instrument that can be immediately converted into a known amount of cash and the fair value approximates the carrying value. dLocal cash and cash equivalents are measured at amortized cost and are included in current assets due to their short-term nature.

2.5. Financial instruments - initial recognition and subsequent measurement

i) Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition and subsequently measured at amortized cost, fair value through other comprehensive income (“OCI”), and fair value through profit or loss (“FVPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Except for trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset not at FVPL. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15-Revenue from Contracts with Customers.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Financial assets as of December 31, 2021 and 2020 include cash and cash equivalents, trade and other receivables and investments in quoted debt securities.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be (i) financial assets at amortized cost; (ii) financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments); (iii) financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and (iv) financial assets at fair value through profit or loss.

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment.

The Group’s financial assets at amortized cost for 2021 and 2020 include cash and cash equivalents, restricted cash (included in Other Assets) and trade and other receivables which correspond to receivables fee from merchants originated from transactions through dLocal’s payment and collection platform as well as receivables from payment processors and preferred suppliers.

Financial assets at fair value through profit or loss

Financial assets through profit or loss consist of equity investments that are held for trading, debt securities that do not qualify for measurement at either amortized cost or fair value through other comprehensive income, and equity investments for which the company has not elected to recognize fair value gains and losses through other comprehensive income.

The Group’s financial assets at fair value through profit or loss as of December 31, 2021 and 2020 include investment in quoted debt securities. On disposal of any of the above investments, any gains or losses are recognized in the profit and loss.

Financial assets at fair value through OCI

For debt instruments at fair value through OCI, interest income, foreign exchange gains and losses and impairment losses or reversals are recognized in the statement of comprehensive income and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. The Group did not hold any financial assets within this category as of December 31, 2021 or 2020.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to irrevocably present in other comprehensive income subsequent changes in the fair value of its equity investments when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. This election is made on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. The Group did not hold any financial asset within this category as of December 31, 2021 or 2020.

Derecognition

A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:

•
The rights to receive cash flows from the asset expire; or
•
dLocal transfers its rights to receive cash flows from the asset or assumes an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and (a) transfers virtually all the risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control of the asset.

When dLocal has transferred its rights to receive cash flows from an asset and has not transferred or retained substantially all the risks and benefits of the asset, this asset is recognized to the extent of dLocal’s continuing involvement in the asset. In such case, dLocal also recognizes an associated liability.

The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that dLocal Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that dLocal may be required to repay.

ii) Impairment of financial assets

dLocal assesses, at the reporting date, if there is objective evidence that a financial asset or a group of financial assets is impaired. The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss.

ECLs are based on the difference between the cash flows contractually due and all the cash flows that the Group expects to receive, discounted at the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

The Group applies a simplified approach on trade and other receivables in calculating ECLs, therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs and on segmentation of trade receivables. The Group uses historical loss experience in trade receivables and adjusts historical loss rates to reflect information about current conditions and reasonable and bearable forecasts of future economic conditions.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, amortized cost or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group’s financial liabilities as of December 31, 2021 include trade and other payables and borrowings. As of December 31, 2020, financial liabilities included trade and other payables.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include held-for-trading financial liabilities and financial liabilities designated at fair value through profit or loss at initial recognition.

Financial liabilities are classified as held-for-trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9- Financial Instruments.

Gains and losses on held-for-trading liabilities are recognized in the statement of comprehensive income.

The Group did not have these types of liabilities during 2021 or 2020.

Financial liabilities at amortized cost

After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate (“EIR”) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. This category is the most relevant to the Group.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in “Financial expenses” in the statement of comprehensive income.

This category for 2021 and 2020 includes all trade and other payables which represent liabilities for goods and services that have been acquired in the ordinary course of business from suppliers and short term financial liabilities. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period.

The book value of trade payables approximates their fair value due to their short-term nature.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of comprehensive income.

iv) Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The Group operates in several foreign currencies and consequently is exposed to foreign currency risk. From time to time, the Group uses derivative financial instruments, such as delivery and non-deliverable forward currency contracts to hedge or reduce exposure to foreign currency risks. For information about derivative financial instruments see Note 24: Derivative financial instruments.

In addition, the Group had an option agreement in place with one shareholder (“Investor”), more fully explained in Note 24, pursuant to which the Investor has outstanding options to purchase shares that are classified as derivative financial liability instruments at the end of the year. dLocal acts as a guarantor for the obligations assumed by certain shareholders and the liability arises due to the potential issue of shares on a cashless basis.

Accordingly, these outstanding derivatives were recognized in the Group’s consolidated balance sheet at fair value through profit or loss, where results and changes in fair value from these contracts are recorded in financial income or loss.

v) Fair value of financial instruments

The Group measures its financial assets at fair value through profit or loss at fair value at each reporting date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•
In the principal market for the asset or liability; or
•
In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•
Level 1 - quoted (unadjusted) prices in active markets for identical assets or liabilities;
•
Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•
Level 3 - techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Group uses observable market data to the extent possible. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

vi) Current versus non-current classification

The Group presents financial assets and liabilities in the statement of financial position based on current and non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in the normal operating cycle; (ii) expected to be realized within twelve months after the reporting period; (iii) held primarily for the purpose of trading; or (iv) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in the normal operating cycle; (ii) it is due to be settled within twelve months after the reporting period; (iii) it is held primarily for the purpose of trading; or (iv) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. All other liabilities are classified as non-current.

i) Financial instruments-offsetting

Financial assets and liabilities are presented net in the consolidated statement of financial position if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.

The Group presents trade payables to Merchants net of trade receivables from fees and trade receivables from processing entities net of fees considering that there is an enforceable legal right to offset and the Group expects to cancel such obligations on a net basis. For further detail refer to Note 26: Offsetting financial assets and financial liabilities.

2.6. Current and deferred income tax

Current and deferred income tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current income tax

Tax assets and liabilities for the current year are calculated based on the expected recoverable amount or the amount payable to the tax authorities on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date in the countries where dLocal operates and generates taxable income.

Current income tax related to items recognized directly in equity are recognized in equity. dLocal periodically evaluates the tax positions involving interpretation of tax regulations and establishes provisions when appropriate.

The Group offsets current tax assets and current tax liabilities against the same tax authority when it has a legally enforceable right to set off current tax assets against current tax liabilities.

Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred income tax assets and liabilities are recognized for all temporary taxable differences, except in the following situations:

•
Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
•
Temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date and tax loss carryforwards, to the extent that it is probable that taxable profit will be available against which they can be offset.

The carrying amount of deferred income tax assets is reviewed at each reporting date to assess whether it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed, at each reporting date, and are recognized to the extent that it has become probable that future taxable profits will be available to allow their utilization.

2.7. Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of accumulated depreciation and accumulated impairment losses, if any, except for items in this category of the Argentine operations that were adjusted upon IAS 29 requirements as detailed in Note 2.3 Foreign currencies. Historical cost includes expenditures that are directly attributable to the acquisition of the items and the cost of the item is material and can be measured reliably. Repairs and maintenance and all other expenditures are charged to profit or loss during the period in which they are incurred.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to dLocal and that such benefits can be reliably measured. The carrying amount of replaced items or parts is derecognized. All other repairs and maintenance expenses are charged to the statement of comprehensive income during the year in which they are incurred.

The assets’ residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. Depreciation is calculated on a straight-line basis over the estimated useful lives of the asset, as follows:

Computer Equipment	3 years

Building Improvements	10 years

As described in Note 19: Leases, during 2020 the Group signed a contract modification on a lease and incurred in costs for the design and construction of the new offices, such as professional fees of architects and construction suppliers as well as costs of building materials. Such costs were not contingent on obtaining the lease, did not influence the lease contract negotiation and therefore did not qualify as initial direct cost to be included in the right-of -use asset initial measurement. Accordingly, these costs were recognized as “Work in progress” and transferred to a new Property, plant and equipment line item called “Building Improvements” when the asset was ready for use. These assets will be amortized using the straight-line method, over the shorter of the estimated useful life of the asset or the remaining term of the lease.

An item of property, plant and equipment is derecognized upon disposal or when future economic benefits are expected from its use or disposal.

Any gain or loss on disposal (calculated as the difference between the net disposal proceeds with the carrying amount of the asset) is recognized within “Other gains- net” in the statement of comprehensive income when an asset is derecognized.

An asset’s carrying amount is immediately written down to its recoverable amount when the asset’s carrying amount is greater than its estimated recoverable amount. For further information see Note 2.9: Impairment of non-financial assets.

2.8. Intangible assets

Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives, up to three years. As mentioned in Note 20: Intangible assets, during year 2021 Dlocal acquired certain intangible assets that are amortized on a straight-line bases in 18.75 years.

dLocal’s business is based on digital products and services used to facilitate commercial relationships between international merchants and their customers in emerging markets. dLocal is continuously developing future product releases, enhancements and upgrades to existing software and maintenance oriented to bug fixes for existing products. Internal costs associated with the development of software and projects for which there is a likelihood that future economic benefits will arise are capitalized and amortized over their useful life.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by dLocal are recognized as intangible assets. Directly attributable costs relating to internal development of software are capitalized as part of the software product, which mainly includes costs incurred with employees and third-party contracted services.

The expenses capitalized are only related to the development phase and are capitalized only if the Group can demonstrate the following:

•
The technological feasibility of completing the intangible asset so that it will be available for use or sale.
•
Its intention to complete the intangible asset and use or sell it.
•
Its ability to use or sell the intangible asset.

•
How the intangible asset will generate probable future economic benefits.
•
The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
•
Its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Other development expenditures that do not meet the capitalization criteria are expensed as incurred.

Development costs previously recorded as an expense are not recognized as an asset in a subsequent period and are included in the statements of comprehensive income mainly within salaries and wages item. Capitalized computer software development costs are amortized over their estimated useful lives which are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. dLocal amortizes capitalized software development costs on a straight-line basis over a period of up to three years. Management believes this is a reasonable estimated useful life based on an assessment evaluating expected usage of the asset.

2.9. Impairment of non-financial assets

dLocal considers the ability of the asset to generate future economic benefits related to the internal use of it in the development of dLocal business. The future economic benefits arise from making the service attractive for new or existing merchants, reducing costs by the elimination of unnecessary activities, among others.

An assessment is made at each reporting date to determine whether there is an indication that an asset may be impaired or to determine whether previously recognized impairment losses no longer exist or have decreased. If any indication exists, the Group estimates the asset’s recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Group did not record an impairment for non-financial assets during 2021, 2020 and 2019.

2.10. Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are established for all contingencies related to lawsuits or claims for which it is probable that an outflow of funds will be necessary to settle the contingency/obligation and a reasonable estimate can be made.

The assessment of the likelihood of loss includes the evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their importance in the legal system, as well as the opinion of outside legal counsel. The provisions are reviewed and adjusted to reflect changes in circumstances.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense. Provisions are disclosed in the statement of financial position according to its nature.

2.11. Share-based payments and warrants

2.11.1. General description - Share-based payments

Share-based compensation benefits are provided to certain key employees via dLocal’s Employee Share Purchase Plan (“ESPP”) composed of the “Ordinary A Share Purchase Agreement and the Share Restriction Agreement”, several “Share Option Award Agreements” (together referred to as the “Agreements”) and shares granted by the "dLocal Limited amended and restricted 2020 Global Share Incentive Plan" mentioned in note 1.2.

Under these Agreements, some members of the executive management team as defined by the Board of Directors, were granted share options or shares in return for their services to the Group.

dLocal receives services in exchange for its own equity instruments and does not have any obligation to settle the obligation with cash, so the Plan shall be classified as equity settled. The only condition to be met is the delivery of service by the employee during a certain period as defined in the Agreements.

The fair value of options granted under ESPP is measured at grant date and recognized in accordance with the requirements of IFRS 2, as an employee benefits expense, with a corresponding increase in equity.

The total expense is recognized over the vesting period using a graded attribution model, which is the period over which all of the specified vesting conditions are to be satisfied.

When the options are exercised, dLocal issues the shares to the employee. The proceeds received, net of any directly attributable transaction costs, are credited directly to equity.

2.11.2. General description - Warrants

During 2019 the Group issued a warrant (the “Warrant”) to one of its merchants (the “Merchant”) to acquire up to 17,345,000 ordinary shares exercisable through January 24, 2026 at a purchase price per share of either (1) U.S. Dollars 0.57 or (2) upon any reorganization (including any change of control) of the Company, the lesser of (i) U.S. Dollars 0.57 and (ii) sixty percent (60%) of the price per share paid in or implied by such transaction.

The Warrant is exercisable for ordinary shares, either for cash or on a net issuance basis with no net cash proceeds to the Company. The number of ordinary shares to be issued on a net issuance basis is the quotient obtained by dividing (i) the product of the number of ordinary shares as to which the Merchant exercises the Warrant multiplied by the difference between the fair market value per ordinary share at the time of exercise and the exercise price by (ii) the fair market value per ordinary share at the time of exercise.

The Warrant limits the Merchant’s beneficial ownership to 4.999% of the outstanding ordinary shares unless the Merchant waives this limit upon 61 days’ notice.

Concurrent with the Warrant issuance, the Company and the Merchant entered into a service agreement. The Company has determined the Warrant is (i) a payment to a customer related to a revenue contract under IFRS 15, and (ii) an equity-settled share-based payment under IFRS 2. Accordingly, the fair market value of the Warrant was deducted from revenue at the inception of the service agreement.

On September 2, 2021, the holder of the warrant exercised part of the ordinary shares, as described in Note 1.3.c).

2.11.3. Employee Share Purchase Plan (“ESPP”)

Under the Group‘s ESPP certain employees can purchase shares subject to a payment defined in their Share Award Agreement.

In November 2020 dLocal Group Limited signed a non-recourse “Loan Agreement” with two officers in order to fund the shares acquisition under the ESPP. The loan amounted to USD 31.5 million, accrues interest at a nominal annual rate of 1.5%.

Considering the substance of this transaction it was accounted as an option plan. In this sense, neither the shares nor the loan, are outstanding until either the options are exercised by paying the exercise price for the shares - i.e. by repaying the loan - or the options expire. Accordingly, until exercise of the options, the shares ‘issued’ to employees are treated as treasury shares and no financial asset for the loan receivable from the employees is recognized until this time. The loan agreement was cancelled during 2021, as detailed in Note 1.3.f).

Set out below are summaries of options granted under the plan:

	2021		2020
	Average		Average
	exercise price		exercise price
	per share		per share
	option	Number of	option	Number of
	(U.S. Dollars)	options and RSUs	(U.S. Dollars)	options
At the beginning of the year	1.22	17,361,000	1.22	406,500
Granted during the year	3.69	2,371,345	2.17	16,954,500
Exercised during the year	2.03	(15,685,000)	—	—
Forfeited during the year	4.15	(15,000)	—	—
At the end of the year	1.16	4,032,345	2.15	17,361,000
Vested and exercisable at the end of the year	3.54	486,750	2.02	15,685,000

No options expired during the periods covered by the above table.

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant date	Vesting period	Expiry date	Exercise price (U.S. Dollars per A Share)	Share options and RSUs December 31, 2021	Share options and RSUs December 31, 2020
August 1st, 2018	3 years	August 1st, 2021	0.74	90,500	271,500
October 1st, 2019	3 years	October 1st, 2022	2.18	90,000	135,000
January 31st, 2020	Less than 1 year	December 31st, 2024	2.04	—	15,459,000
August 24th, 2020	5 years	August 24th, 2025	3.30	835,000	835,000
November 15th, 2020	4 years	November 15th, 2024	4.15	135,000	135,000
November 23rd, 2020	5 years	November 23rd, 2025	3.88	525,500	525,500
January 1st, 2021	5 years	January 1st, 2026	3.88	210,000	—
March 1st, 2021	1 year	March 1st, 2022	0.002	**5,500	—
March 2nd, 2021	5 years	March 2nd, 2026	7.44	10,000	—
March 11th, 2021	5 years	March 11th, 2026	0.002	**1,031,000	—
March 11th, 2021	5 years	March 11th, 2026	7.44	36,000	—
March 12nd, 2021	5 years	March 12nd, 2026	7.44	7,000	—
March 15th, 2021	5 years	March 15th, 2026	7.44	7,500	—
March 29th, 2021	5 years	March 29th, 2026	7.44	10,000	—
May 11th, 2021	5 years	May 11th, 2026	7.44	927,500	—
May 11th, 2021	3 years	May 11th, 2024	0.002	**22,500	—
May 18th, 2021	5 years	May 18th, 2026	16.17	10,000	—
December 9th, 2021	5 years	December 9th, 2026	0.002	**79,345	—
Total				4,032,345	17,361,000

Weighted average remaining contractual life of restricted share units and share options outstanding at end of the year				4.24 years	4.02 years

*	Retroactively adjusted to reflect the effect of the stock split (Note 1).

**	It corresponds to Restricted Share Units ("RSUs") granted.

2.11.4. Warrant agreement

Set out below is a summary of the warrants granted:

	2021		2020
	Average		Average
	exercise price		exercise price
	per share		per share
	warrant	Number of	warrant	Number of
	(U.S. Dollars)	warrants	(U.S. Dollars)	warrants
As at January 1	0.57	17,345,000	0.57	17,345,000
Granted during the year	—	—	—	—
Exercised during the year	0.57	(2,131,413)	—	—
As at December 31	0.57	15,213,587	0.57	17,345,000
Vested and exercisable at December 31	0.57	15,213,587	0.57	17,345,000

No warrants expired during the periods covered by the above table.

All warrants expire on January 1, 2026.

2.12. Leases and right of use assets

dLocal recognizes the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. Short-term and low-value contracts are recognized as an expense in the Consolidated Statement of Comprehensive Income as they accrue. dLocal’s leasing policy is described in detail in Note 19: Leases.

2.13. Equity

Ordinary shares are classified as equity and incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

dLocal calculates and presents basic and diluted earnings per share (“EPS”) information for its ordinary shares. The calculation of earnings per share is the following:

•
Basic EPS: results from de division of

a. Profit for the year attributable to shareholders, by

b. the weighted average number of outstanding ordinary shares outstanding during the period.

•
Diluted EPS: results from adjusting the Basic EPS for the effects of all dilutive potential ordinary shares which passed on contractual conditions (e.g. vesting). Diluted EPS is calculated as the division of

a. Profit for the year attributable to shareholders, by

b. the weighted average number of outstanding ordinary shares outstanding during the period, adjusted by dilutive effects.

2.14. Revenue

dLocal provides payment processing services to merchants as follows:

•
dLocal specializes in local payments so that merchants can reach consumers located in those markets. On a recurring basis merchants and their customers are exchanging goods and services while dLocal provides the payment solution to that relationship. dLocal does not have any obligation to provide such goods or services between the merchant and its customer but is responsible for processing payments through its platform.
•
dLocal only processes the payment through its platform when a complete authorization request was made by the merchants. The authorization request shall be made by transmitting the authorization data of the transaction to dLocal.

•
dLocal contracts with service providers for the authorization, processing and settlement services performed by payment schemes networks and card issuers.
•
dLocal is not responsible for the credit risk or the chargebacks risk of the cardholder (i.e., the merchant customer). The merchant is responsible for the credit checks.

dLocal earns revenues from fees charged to merchants in connection with payment processing services for cross-border and local payment transactions in emerging markets. These fees are primarily generated on a per approved transaction basis as either a fixed fee per transaction or fixed percentage per transaction. dLocal also earns additional fees on cross-border transactions (i.e., transactions in which the merchant and its customer are in different countries) for which we perform foreign currency conversion and transfer of funds between the merchant home country and the emerging market country where the end user is.

Foreign currency conversion fees are usually determined based on a fixed percentage of the transaction value. dLocal’s service offering comprises a single performance obligation to complete payments via its platform for merchants and their customers.

Revenues from contracts with customers are recognized as control of services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services in the ordinary course of Group’s activities.

The Group applies the following five steps:

1.
Identification of the contract with a client.
2.
Identification of the performance obligations in the contract.
3.
Determination of the transaction price.
4.
Allocation of the transaction price to the performance obligations in the contract.
5.
Recognition of revenue when or as the entity satisfies a performance obligation.

dLocal performs two types of transactions:

•
Payins: are transactions where dLocal collects money in local currency in emerging markets countries from the merchant’s customers and makes it available for merchants in their requested currency and country, which is often U.S. Dollars or European Euro or the local currency if the merchant is in the same country of its customer, after a settlement period. Revenue for this type of transaction is recognized when the authorized transaction is processed (local currency collected from the merchant’s customer). This type of revenue is recognized at a point in time.
•
Payouts: are transactions where dLocal collects money from its merchants in the countries and currencies of preference and then disburses money in local currency in emerging markets countries to the merchant´s customers. Revenue for this type of transaction is recognized upon completing the payout of an authorized transaction in local currency. This type of revenue is recognized at a point in time.

Our contracts with merchants are usually open-ended and can be terminated by either party without a termination penalty after the notice period has lapsed. Our contracts are, therefore, defined at the transaction level and do not extend beyond the service already provided.

Revenue from contracts with merchants comprises:

Transaction revenues

We recognize fees charged to merchants as transaction revenue and fees we incur in processing payments as cost of services. Fees earned from merchants are presented as revenue due to the following considerations which indicate we control the payment processing services:

•
We bear primary responsibility to merchants for the fulfillment of the payment service.
•
We contract directly with merchants and there is no contractual relationship between merchants and payment processors (i.e., our service providers).
•
We have independently negotiated arrangements with payment processors.
•
•
Our established fees are independent of the costs we incur from payment processors and we, therefore, have full margin risk for each transaction.

•
In cross border transactions, we or the merchants may bear foreign exchange risk depending on each agreement. The foreign currency conversion fees charged to merchants are based on a fixed fee per transaction or fixed percentage of the transaction value. The risk of foreign currency fluctuation, when applicable, occurs from the time the transaction is authorized until we collect the money from the processor (for payins) and from the time we receive the money from the merchant until we convert the money to local currency (for payouts).
•
We bear credit risk from the agents and third-party processors, acquirers and collection agents for the payment settlement. These processors collect funds from consumers’ financial institutions and are required to pay the proceeds from these transactions. dLocal is not insured against credit losses. If a processor or acquirer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay amounts owed to dLocal when due, dLocal must nonetheless process the payment transaction for the benefit of merchants and end consumers. Merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder.

Transaction revenues are recognized as revenue at a point in time when an authorized payment transaction is processed.

Other revenues

Other revenues are mainly composed of minor fees, such as an initial setup fee, installment fee, minimum monthly fee, chargebacks fee, refunds fee and small transfer fees. Other revenues are recognized at a point in time when the respective performance obligation is satisfied.

2.15. New accounting pronouncements

The accounting policies and methods of computation adopted in the preparation of these consolidated financial statements are consistent with those followed in the preparation of the Group annual consolidated financial statements for the year ended December 31, 2020.

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. A number of new or amended standards became applicable for the current reporting period. The Group did not change its accounting policies or make retrospective adjustments as a result of new accounting standards made applicable on January 1, 2021.

The qualitative impact assessment of the first-time application on January 1, 2021 of new amendments is disclosed below:

Effective for Periods beginning on or after January l, 2021

The following new standard has been issued by IASB and is effective for the twelve-month ended December 31, 2021. As required by IAS 8, the nature and effect of these changes are disclosed below. Those changes, however, did not have material impacts on the consolidated financial statements.

Interbank Offered Rates “IBOR” reform and its effects on financial report – phase 2

‘Phase 2’ of the amendments requires that, for financial instruments measured using amortized cost measurement (that is, financial instruments classified as amortized cost and debt financial assets classified as Fair Value through Other Comprehensive Income “FVOCI”), changes to the basis for determining the contractual cash flows required by interest rate benchmark reform is reflected by adjusting their effective interest rate. No immediate gain or loss is recognized. A similar practical expedient exists for lease liabilities. These expedients are only applicable to changes that are required by interest rate benchmark reform, which is the case if, and only if, the change is necessary as a direct consequence of interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis (that is, the basis immediately preceding the change).

Where some or all of a change in the basis for determining the contractual cash flows of a financial asset and liability do not meet the above criteria, the above practical expedient is first applied to the changes required by interest rate benchmark reform, including updating the instrument’s effective interest rate. Any additional changes are accounted for in the normal way (that is, assessed for modification or derecognition, with the resulting modification gain/loss, recognized immediately in profit or loss where the instrument is not derecognized).

For lease liabilities where there is a change to the basis for determining the contractual cash flows, as a practical expedient the lease liability is remeasured by discounting the revised lease payments using a discount rate that reflects the change in the interest rate where the change is required by IBOR reform. If lease modifications are made in addition to those required by IBOR reform, the normal requirements of IFRS 16 are applied to the entire lease modification, including those changes required by IBOR reform.

The Group adopted amendments to IFRS 9, IAS 39, IFRS 7, and IFRS 16 Interest Rate Benchmark Reform – Phase 2 as issued in August 2020. All the amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

Amendments to IAS 8 Definition of Accounting Estimates (1)

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies (1)

Amendments to IFRS 16 Covid-19-Related Rent Concessions beyond 30 June 2021(2) Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction (1)

(1) Effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

(2) Effective for annual reporting periods beginning on or after April 1, 2021. Earlier application is permitted.

• On February 12, 2021, IASB issued 'Definition of Accounting Estimates (Amendments to IAS 8)' providing a new definition of accounting estimates to help entities to distinguish between accounting policies and accounting estimates. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has not opted for early application.

• On February 12, 2021, the IASB issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' to help preparers in deciding which accounting policies to disclose in their financial statements. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has not opted for early application.

• On March 31, 2021, IASB issued 'Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendments to IFRS 16)' extending, by one year, the May 2020 amendment that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification.

• The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after April 1, 2021 Earlier application is permitted. The Company has not opted for early application.

• On May 7, 2021, the International Accounting Standards Board (the “IASB”) issued 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)' clarifying that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has not opted for early application.

3.
Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Based on assumptions, dLocal makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimates and assumptions are addressed below:

3.1. Deferred income tax

dLocal recognizes deferred income tax based on future taxable profit estimates for the next five years using significant judgment from management to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies. These projections are periodically reviewed and approved by management.

3.2. Provisions

dLocal recognizes provisions for labor contingent claims. The assessment of the probability of a past event that gives rise to a present obligation of labor lawsuits and claims includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. In order to conclude that assessment, management applies its professional judgment also based on its legal advisors’ opinion.

Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of inspections and additional exposures identified based on new issues or court decisions.

3.3. Share-based payment transactions to employees and warrant agreement

dLocal estimates share-based payment transactions and warrant agreements using the most appropriate valuation model and underlying assumptions, which depend on the terms and conditions of the grant and the information available at the grant date.

The Group uses certain methodologies to estimate fair value of the options and warrants granted which include the following:

•
Estimation of fair value based on equity transactions with third parties close to the grant date;
•
Other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option and warrants and expected volatility of the price of the Group’s shares.

The model inputs for options granted during the year ended December 31, 2021 included:

(a)
Options are granted for no consideration and vest based on historical prices of comparable shares listed on Nasdaq. Vested options are exercisable for a period of five years after vesting.
(b)
Average exercise price: 2.17 U.S. Dollars.
(c)
Grant date: January 1st, March 1st, March 2nd, March 11th, March 12th, March 15th, March 29th, ;May 11th, ;May 18 and December 9th.
(d)
Expiry date: January 1st, 2026, March 1, 2022, March 2nd 2026, March 11, 2026, March 12, 2026, March 15, 2026, March 29, 2026, May 11, 2024, May 18, 2026 and December 9th, 2026. .
(e)
Average share price at grant date: 8.3 U.S. Dollars.
(f)
Average expected price volatility of the company’s shares: 39.7%.
(g)
Average risk-free interest rate: 0.7%.

The model inputs for options granted during the year ended December 31, 2020 included:

(a)
Options are granted for no consideration and vest based on Exponentially Weighted Moving Average (EWMA) of comparable shares listed on Nasdaq. Vested options are exercisable for a period of three years after vesting.
(b)
Average exercise price: 2.17 U.S. Dollars.
(c)
Grant date: January 31st, August 24th, November 15th and November 23rd .
(d)
Expiry date: December 31st, 2024, August 24th, 2025, November 15th, 2024 and November 23rd, 2026.
(e)
Share price at grant date: 2.35 U.S. Dollars.
(f)
Expected price volatility of the company’s shares: 36.9%.
(g)
Risk-free interest rate: 1.49%.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility based on publicly available information.

The model inputs for the warrants granted during the year ended December 31, 2019 included:

(a)
Warrants are granted for no consideration and vest based on Exponentially Weighted Moving Average (EWMA) of comparable shares listed on Nasdaq.
(b)
Average exercise price: 0.57 U.S. Dollars.

(c)
Grant date: January 24,2019.
(d)
Expiry date: January 24, 2024.
(e)
Share price at grant date: 0.57 U.S. Dollars.
(f)
Expected price volatility of the company’s shares: 40.02%.
(g)
Risk-free interest rate: 2.66%.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility based on publicly available information.

During 2021 and 2020 the Group did not grant warrants.

3.4. Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques, including the discounted cash models.

The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility.

Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

3.5. Derivative financial instruments

dLocal estimates the fair value of derivative financial instruments using the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions and the information available.

These estimates require determination of the most appropriate inputs to the valuation techniques including assumptions regarding the expected life of a derivative financial instrument and expected volatility of the price of the Group’s shares.

The model inputs for measuring the fair value of the derivative financial instrument during the year ended December 31, 2021 included:

(a)
Options are granted for no consideration and vest based on historical prices of comparable shares listed on Nasdaq. Vested options are exercisable for a period of five years after vesting.
(b)
Average exercise price: 2.17 U.S. Dollars
(c)
Grant date: January 1st, March 1st, March 2nd, March 11th, March 12th, March 15th, March 29th, ;ay 11th, ;ay 18 and December 9th.
(d)
Expiry date: January 1st, 2026, March 1, 2022, March 2nd 2026, March 11, 2026, March 12, 2026, March 15, 2026, March 29, 2026, May 11, 2024, May 18, 2026 and December 9th, 2026. .
(e)
Average share price at grant date: 8.3 U.S. Dollars
(f)
Average expected price volatility of the company’s shares: 39.7%
(g)
Average risk-free interest rate: 0.7%

The model inputs for options granted during the year ended December 31, 2020 included:

(a)
Options are granted for no consideration and vest based on Exponentially Weighted Moving Average (EWMA) of comparable shares listed on Nasdaq. Vested options are exercisable for a period of three years after vesting.
(b)
Average exercise price: 2.17 U.S. Dollars.
(c)
Grant date: January 31st, August 24th, November 15th and November 23rd .
(d)
Expiry date: December 31st, 2024, August 24th, 2025, November 15th, 2024 and November 23rd, 2026.
(e)
Share price at grant date: 2.35 U.S. Dollars.
(f)
Expected price volatility of the company’s shares: 36.9%.

(g)
Risk-free interest rate: 1.49%.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility based on publicly available information.

In addition, see Note 24: Derivative financial instruments.

4.
Consolidation of subsidiaries

dLocal Limited, located in Cayman Islands, is the parent company of the Group and acts as a holding company for subsidiaries whose main activity is cross-border and local payments, enabling international merchants to access end customers in emerging markets. Its revenue comes from dividends receivable from subsidiaries and share of profit from subsidiary partnership.

The consolidated financial statements of the Group include the following subsidiaries:

			% of equity interest held by Dlocal
Entity name	Country of incorporation	Principal activities	2021	2020
Dlocal Group Limited (1)	Malta	Holding Company	100%	100%
Dlocal Limited	Malta	Payments provider	99.999%	99.999%
Dlocal LLP	United Kingdom	Payments provider	99.999%	99.999%
Dlocal Corp LLP	United Kingdom	Payments provider	99.99%	99.99%
Dlocal Inc.	United States of America	Holding Company	100%	100%
Dlocal PTE Limited	Singapore	Holding Company	100%	100%
Dlocal Technologies S.A.	Uruguay	Service provider	100%	100%
Dlocal Markets Limited	Malta	Holding Company	100%	100%
Dlocal Israel Limited	Israel	Service provider	100%	100%
Dlocal Brasil Instituição de Pagamento S.A.	Brazil	Collection agent	100%	100%
Demerge Brasil Facilitadora de Pagamentos Ltda.	Brazil	Collection agent	100%	100%
Dlocal Brasil Holding Financeira	Brazil	Holding Company	100%	—
Dlocal Argentina S.A.	Argentina	Collection agent	100%	100%
Demerge Argentina S.A.	Argentina	Service provider	100%	—
Demerge Mexico S.A. de C.V.	Mexico	Collection agent	99.999%	99.999%
Dlocal Mexico S.A. DE C.V.	Mexico	Collection agent	99.999%	99.999%
Dlocal Technologies Mexico S.A. DE C.V.	Mexico	Service provider	100%	—
Dlocal Chile SPA	Chile	Collection agent	100%	100%
Demerge Chile SPA	Chile	Collection agent	100%	—
Pagos y Servicios Limitada	Chile	Collection agent	100%	100%
Dlocal Colombia S.A.S.	Colombia	Collection agent	100%	100%
Demerge Colombia S.A.S.	Colombia	Collection agent	100%	100%
W-Collect S.A.S.	Colombia	Collection agent	100%	—
BH Collect S.A.S.	Colombia	Collection agent	100%	—
Demerge Peru S.A.C.	Peru	Collection agent	99%	99%
Depansum Solutions Private Limited	India	Collection agent	99%	99%
Dlocal Uruguay S.A.	Uruguay	Collection agent	100%	100%
Demerege Ecuador S.A. (2)	Ecuador	Collection agent	0.15%	0.15%
PT Dlocal Solutions Indonesia	Indonesia	Collection agent	100%	100%
DLocal Bangladesh Limited	Bangladesh	Collection agent	100%	100%
Dlocal Egypt LLC	Egypt	Collection agent	100%	100%
DLocal Morocco SARL AU	Morocco	Collection agent	100%	100%
Demerge Nigeria Limited	Nigeria	Collection agent	100%	100%
Dlocal Panama S.A.	Panama	Collection agent	100%	100%
Dlocal Paraguay S.A.	Paraguay	Collection agent	100%	—
Demerge República Dominicana SAS	República Dominicana	Collection agent	99.99%	—
Depansum PTY Limited	South Africa	Collection agent	100%	—
Dlocal India Pvt Limited	India	Collection agent	99.99%	—
Dlocal Services Arg S.A.	Argentina	Service provider	100%	—

(1) Dlocal Group Limited is the former parent company of the Group, see Note 1.2: Reorganization.

(2) Although Dlocal is the owner of 0.15% of Demerge Ecuador S.A., the Group controls its operations according to the guidelines in IFRS 10.

5.
Segment reporting

The Group operates in a single operating segment, which is “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the

Chief Executive Officer (“CEO”), the President of Dlocal Limited, the Chief Operating Officer (“COO”) and the Chief Financial Officer (“CFO”).

The Executive Team evaluates the Group’s financial information and resources and assess the financial performance of these resources on a consolidated basis on the basis of Revenues, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the Consolidated Statement of Comprehensive Income and Consolidated Statement of Financial Position.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to dLocal’s revenues.

Revenue breakdown by region

The Group’s revenues arise from operations in more than twenty countries, where the merchant customers are based.

Based on the region where payments from /to such customers are processed this is the revenue breakdown:

	2021	YoY%	2020	YoY%	2019
LatAm [1]	223,602	140.1%	93,124	82.2%	51,103
Asia and Africa	20,518	86.2%	11,019	163.2%	4,186
Revenues [2]	244,120	134.4%	104,143	88.4%	55,289

1.
In 2019 LatAm revenues contain the warrant negative effect of USD 4,333 as more fully explained in Note 2.11.4. Warrant agreement.
2.
During the years ended December 31, 2021 and 2020, the Group had no revenues from customers attributed to the entity’s country of domicile.

Revenue with large customers

During fiscal year 2021 the Group operated with more than 420 merchants (more than 330 merchants in the year ended December 31, 2020).

For the year ended December 31, 2021, the Group’s revenue from its top 10 merchants represented 56% of revenue (64% and 70% of revenue in the years ended December 31, 2020 and 2019, respectively). In 2021 there is one customer (two in 2020 and one in 2019) that on an individual level accounted for more than 10% of the total revenue.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. The Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative financial instruments carried at fair value through profit or loss, impairment gain/loss on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses and inflation adjustment. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

The Group reconciles the segment’s performance measure to profit for the year as presented in the Consolidated Statement of Comprehensive Income as follows:

	Note	December 31, 2021	December 31, 2020	December 31, 2019
Profit for the year		77,853	28,187	15,602
Income tax expense	12	7,647	3,231	2,221
Inflation adjustment	11	334	(38)	(10)
Interest charges on leases	11	142	20	30
Interest income from financial assets at FVPL	11	(2,556)	(443)	(217)
Fair value losses / (gains) on financial assets at FVPL	11	16	(9)	(56)
Other operating (gain) / loss	24	(2,896)	2,896	—
Other finance expense	11	402	(3)	(6)
Impairment loss / (gain) on financial assets	16	33	(808)	807
Depreciation and amortization	10	4,747	992	409
Secondary offering expenses (i)	8	5,158	453	574
Transaction costs (ii)	8	687	158	—
Share-based payment non-cash charges, net of forfeitures	13	7,590	7,295	716
Adjusted EBITDA		99,157	41,931	20,070

Revenues	6	244,120	104,143	55,289
Adjusted EBITDA		99,157	41,931	20,070
Adjusted EBITDA Margin		40.6%	40.3%	36.3%

(i)
Corresponds to expenses assumed by dLocal in relation to a secondary offering of its shares.
(ii)
Corresponds to costs related to the acquisition of PrimeiroPay explained in Note 20: Intangible Assets and costs related to the potential acquisition of business (whether the acquisition is completed or not).
6.
Revenues and Cost of Services
(a)
Revenue and Gross profit description

dLocal derives revenue from processing payments for international merchants to enable them to operate in selected emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	2021	2020	2019
Transaction revenues (i)	234,417	98,490	52,048
Other revenues (ii)	9,703	5,653	3,241
Revenues from payment processing (iii)	244,120	104,143	55,289
Cost of services	(113,677)	(44,065)	(19,413)
Gross profit	130,443	60,078	35,876

(i)
Transaction revenues are comprised of transaction fees, defined either as percentage of the transaction value or a fixed amount per transaction, as well as foreign exchange service fee, usually established as a percentage of the transaction value. These fees are recognized as revenue at a point in time when a payment transaction has been processed.
(ii)
Other revenues are mainly comprised of minor fees, such as initial setup fees, installment fee, minimum monthly fees, chargebacks fees, refunds fees and small transfer fees.
(iii)
In 2019, total revenues include a non-cash reduction of USD 4,333 related to warrants issued during 2019 with its counterparty recognized in Capital Reserve, in 2020 there were no impact for this item. For further detail refer to Note 2.11.4 Warrant agreement. In 2020 revenues include an amortization charge of USD 67 related to prepaid assets, as detailed in Note 17: Other assets.
(b)
Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction is processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time during 2021, 2020 and 2019.

(c)
Cost of services

Cost of services are composed of the following:

	2021	2020	2019
Processing costs (i)	107,276	41,655	18,346
Hosting expenses (ii)	3,351	1,257	696
Salaries and wages (iii)	706	497	196
Amortization of intangible assets (iv)	2,344	656	175
Cost of services	113,677	44,065	19,413

(i)
Mainly corresponds to fees that financial institutions (banks, local acquirers or payment methods) charge the Group, which are typically a percentage of the transaction value but in some instances, it also could be a fixed fee and are related to payment processing, cash advances, and installment payments. It varies from one institution to another and usually depends on the settlement period contracted with each such institution and the payment method used. For 2021, it includes broker fees and foreign exchange losses of USD 7,272 on the processed volume between the processing date and the expatriation or repatriation of funds date (USD 2,977 loss for 2020 and for 2019 represented a gain of USD 608).
(ii)
Expenses related to hosting services for the Group’ s payment platform.
(iii)
Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9: Employee Benefits.
(iv)
Amortization of intangible assets corresponds to the amortization of the internally generated software (i.e., d.Local’ s payment platform) by the Group. For further detail refer to Note 20: Intangible Assets.

7.
Technology and development expenses

Technology and development expenses are composed of the following:

	2021	2020	2019
Salaries and wages (i)	1,381	1,072	596
Software licenses (ii)	487	292	286
Infrastructure expenses (iii)	792	298	207
Information and technology security expenses (iv)	176	161	145
Other technology expenses	550	182	113
Total Technology and development expenses	3,386	2,005	1,347

(i)
Consist primarily of FTE’ s compensation related to product and technology development. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Consist of software licenses exclusively used by the technology development department for the development of the platform.
(iii)
Corresponds to information technology costs to support our infrastructure and back-office operations.
(iv)
Comprises expenses of overall monitoring and security of our network and platform.
8.
Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expenses are composed of the following:

Sales and marketing expenses	2021	2020	2019
Salaries and wages (i)	5,126	2,518	1,554
Marketing expenses (ii)	790	334	503
Total Sales and marketing expenses	5,916	2,852	2,057

General and administrative expenses	2021	2020	2019
Salaries and wages (iii)	20,827	14,009	6,759
Third-party services (iv)	12,632	3,615	1,823
Office expenses (v)	2,445	1,325	2,409
Travel and other operating expenses	2,330	2,903	2,875
Amortization and depreciation (vi)	2,403	336	235
Total General and administrative expenses	40,637	22,188	14,101

(i)
Salaries and wages related to FTE’s engaged in Sales and marketing department of the Group. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Expenses related to the distribution and production of marketing and advertising campaigns mostly related to public relations expenses, commissions to third-party sales force and partners and expenses incurred in relation to trade marketing at events.
(iii)
Salaries and wages related to administrative FTE’ s. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(iv)
This includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources services fees. Third-party services also include USD 5,158 of Secondary offering expenses (USD 453 in 2020 and USD 574 in 2019) and USD 687 of transaction costs related to the acquisition of PrimeiroPay assets explained in Note 20: Intangible Assets and costs related to the potential acquisition of business (whether the acquisition is completed or not) (158 in 2020 and 0 in 2019).
(v)
Consist of office rent and related expenses.
(vi)
Corresponds to amortization of right-of-use assets as well as depreciation of property, plant and equipment. For further detail on total amortization and depreciation charges refer to Note 10: Amortization and Depreciation.
(vii)
This mainly includes expenses related to bank charges, taxes and other operating expenses.
9.
Employee Benefits

As at December 31, 2021 the Group ‘s fulltime equivalents (FTE’s) were 539 (310 in the year ended December 31, 2020) where 38% corresponded to information technology engineers (38% and 39% in the year ended December 31, 2020 and 2019, respectively).

Employee benefits is composed of the following:

	2021	2020	2019
Salaries, wages and contractor fees (i)	27,535	13,785	9,884
Share-based payments (ii)	7,590	7,295	716
Total employee benefits	35,125	21,080	10,600

(i)
Salaries, wages and contractor fees includes social security costs as well as annual bonuses compensations. This line also includes USD 7,085 (USD 2,984 in 2020 and USD 1,494 in 2019) related to capitalized salaries and wages.
(ii)
The share-based payments relate to equity-settled compensation expenses. For further information refer to Note 2.11: Share-based payments and warrants.
10.
Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	2021	2020	2019
Amortization of intangible assets	3,917	656	175
Right-of-use asset amortization	453	181	181
Depreciation of Property, plant & equipment	377	155	53
Total Amortization and Depreciation	4,747	992	409

For further information related to depreciation of Property, plant and equipment refer to Note 18: Property, Plant and Equipment related to amortization of right-of-use assets refer to Note 19: Leases and related to amortization of intangible assets refer to Note 20: Intangible Assets.

11.
Other results

Other results is composed of the following categories:

	2021	2020	2019
Interest Income from Financial Instruments (i)	2,556	443	217
Fair value gains of financial assets at FVPL (i)	(16)	9	56
Other finance income (ii)	-	50	6
Finance income	2,540	502	279

	2021	2020	2019
Interest charges for lease liabilities (iii)	(142)	(20)	(30)
Other finance expenses	(402)	(47)	—
Finance costs	(544)	(67)	(30)
Inflation adjustment (iv)	(334)	38	10
Other results	1,662	473	259

(i)
Corresponds to interests and fair value gains from financial assets measured at fair value through profit and loss. dLocal invested in debt instruments during 2021 that generated interest income of USD 2,524 (USD 427 in 2020 and USD 217 in 2019). For further information refer to Note 15: Financial assets at fair value through profit or loss.
(ii)
During 2020, due to the effects of the COVID-19 pandemic the Group agreed with the lessor of the office at WTC Free Zone to have an exoneration of three-monthly installments that amounted to USD 50.
(iii)
Interest charges for lease liabilities correspond to the application of IFRS 16 Leases. For further information refer to Note 19: Leases.
(iv)
Following IAS 29 requirements, Argentina’s economy is considered hyperinflationary. In this sense, the financial statements of subsidiary dLocal Argentina was restated to reflect the purchasing power of the currency and therefore a gain on net monetary position arose.
12.
Income Tax

The charge for current taxation is calculated at the following income tax rates on the taxable profit for the year for the various countries in which the Group operates:

Malta	5%	(a)	Israel	23%
Cayman	0%		Mexico	30%
United Kingdom	0%	(b)	India	25%
Brazil	34%	(c)	Chile	27% and 10% (e)
Colombia	31%		Peru	30%
Argentina	25% and 35%	(d)	Morocco	31% (f)
Ecuador	2%		Egypt	23%
Uruguay	25%		South Africa	28%
Panamá	25%		Nigeria	0%
Paraguay	10%		Indonesia	22%
Dominican Republic	27%

(a) With effect from year of assessment 2020, Dlocal Group Limited made an election in order for itself and its ‘Qualifying subsidiary’ to form a fiscal unit. The total chargeable income of the fiscal unit, resulting in a flat modified corporate tax rate of 5% being applicable directly to the income allocated to the principal taxpayer.

(b) The UK partnership are tax transparent. No charge for current taxation has been made in the other subsidiaries.

(c) Composed of IRPJ (Imposto de Renda de Pessoa Juridica) at the rate of 25% and CSLL (Contribuiyao Social sobre o Lucro Liquido) at the rate of 9%.

(d) Progressive rates: 25% and 35% depending on the tax result.

(e) General tax rate: 27%. Specific rate applicable to Propyme 10%.

(f) Progressive rates: 10%, 20% and 30% depending on the tax result.

The income tax charge recognized in profit and losses is the following:

Current Income Tax	2021	2020	2019
Current Income Tax on profits for the year	(6,940)	(3,172)	(2,237)
Total Current Income Tax expense	(6,940)	(3,172)	(2,237)

Deferred income tax	2021	2020	2019
Increase in deferred income tax assets	(83)	200	16
Increase in deferred income tax liabilities	(624)	(259)	—
Total Deferred income tax (expense) / benefit	(707)	(59)	16
Income Tax expense	(7,647)	(3,231)	(2,221)

Deferred Tax Assets

The balance comprises temporary differences attributable to:

	2021	2020	2019
Tax Losses	31	98	—
Accrued Liabilities	318	79	7
Exchange differences	—	14	9
Other	24	25	—
Total	373	216	16

Tax losses carry-forwards have a maximum expiration of 4 years.

Movements:

	Tax losses	Accrued liabilities	Exchange differences	Other	Total
At January 1, 2021	98	79	14	25	216
(Charged) / credited to profit & loss	(67)	237	(14)	1	157
At December 31, 2021	31	316	—	26	373

	Tax losses	Accrued liabilities	Exchange differences	Other	Total
At January 1, 2020	—	12	4	—	16
(Charged) / credited to profit & loss	98	67	10	25	200
At December 31, 2020	98	79	14	25	216

Deferred Tax Liabilities

The balance comprises temporary differences attributable to:

	2021	2020	2019
Accrued receivables	900	259	—
Other	223	—
Total	1,123	259	—

Movements:

	Accrued Liabilities	Other	Total
At January 1, 2021	259	—	259
(charged) / credited to profit & loss	641	223	864
At December 31, 2021	900	223	1,123

At January 1, 2020	—	—	—
(charged) / credited to profit & loss	259	—	259
At December 31, 2020	259	—	259

As of December 31, 2021 and 2020, no deferred tax liability has been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and it is probable that will be no reversal in the foreseeable future in a way that would result in a charge to taxable profit

Reconciliation of effective tax rate

The effective Income Tax rate of dLocal for fiscal year 2021 was 8.9% (10.3% and 12.5% in the years ended December 31, 2020 and 2019, respectively). For fiscal year 2021, dLocal applied for fiscal consolidation in Malta resulting in a domestic rate of 5% (fiscal consolidation was not applied for 2020 and 2019, resulting in a domestic rate of 35% with a 30% of tax refund). The reconciliation between the effective Income Tax rate and the statutory rate in Malta of 5% for fiscal year 2021, and 35% for fiscal years 2020 and 2019 is as follows:

	2021	2020	2019
Profit before Income Tax	85,500	31,418	17,823
Tax at the domestic rates applicable to profit before income tax in the respective jurisdiction	(4,275)	(4,718)	(1,246)
Permanent differences:
Tax effect of non-taxable income	3,369	8,489	2,929
Tax effect on income tax refund on dividends	—	(2,197)	(1,747)
Effect from entities taxes in different rates	(3,127)	(4,254)	(2,321)
Other permanent differences	(3,614)	(551)	164
Total Income Tax Expense	(7,647)	(3,231)	(2,221)

(1) Other permanent differences for 2021 comprises taxable income from subsidiaries not included in the Profit before Income Tax for an amount of USD 1,357, non-allowable taxes for USD 921, non-allowable expenses for USD 678 and other differences for USD 658.

13.
Capital Management
(a)
Share capital and capital reserve

Authorized shares, as well as issued and fully paid up shares, are presented below:

	2021		2020
	Amount	USD	Amount		USD
Authorized Shares of USD 0.002 USD each
Class A common shares	1,000,000,000	2,000	—	—	—
Class B common shares	250,000,000	500	—		—
Undesignated shares	250,000,000	500	—	—	—
Authorized Shares of USD 1.1211 USD each **
Common shares	—	—	618,363		693
	1,500,000,000	3,000	618,363		693
Issued and Fully Paid Up Shares of USD 0.002 each *
Class A Common Shares	149,065,490	298	268,598,000		602
Class B Common Shares	145,962,951	292	—		0
	295,028,441	590	268,598,000		602
Share Capital evolution
Share Capital as at January 1	268,598,000	602	268,598,000		602
i) Issue of common shares at USD 1.1211	19,906,000	45	—		—
ii) Par value change	—	(70)	—		—
iii) Issue of common shares at the IPO	4,411,765	9	—		—
iv) Warrant exercise	2,112,676	4	—		—
Share capital as of December 31	295,028,441	590	268,598,000		602

* Retroactively adjusted to reflect the stock split (Note 1).

** Amounts do not reflect the effect of the stock split explained in Note1.

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

i)

For the year-ended December 31, 2021 and prior to the IPO date (June 3, 2021) dLocal issued 19,906,000 new Class A Common Shares receiving total proceeds of USD 63,177, according to the following details: i) 15,640,000 shares related to the exercise of share-options where dLocal received payments for USD 31,678; ii) 45,000 shares related to the exercise of share-options where dLocal received payments for USD 98; and iii) 4,221,000 shares, issued on March 3rd, 2021, where dLocal received payments for USD 31,401.

ii)

On April 14, 2021 existing shareholders of dLocal Group Limited contributed the outstanding shares, with par value of 1.1211 U.S. Dollars, to dLocal, and received the same number of shares with par value of 1 U.S. Dollars.

iii)

On June 3, 2021 the following transactions took place related to the Group’s IPO: i) the Group made a 500-for-1 share split where the shareholders of dLocal exchanged 577,008 shares with par value of 1 U.S. Dollars for 288,504,000 shares of par value 0.002 U.S. Dollars of the same entity; ii) 4,411,765 shares were issued as part of the initial public offering where dLocal received a payment, net of issuance costs, of USD 86,450 based on a market price of 21.0 U.S. Dollars per share.

iv)

On September 2, 2021 a holder of warrants exercised its net issuance right resulting in a net issuance on September 7, 2021 of 2,112,676 shares at a Fair Market Value of U.S. Dollars 65.14 per share, calculated using the average price of 5 business days before the exercise date.

The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 2.11: Share-based payments and warrants.

(b)
Capital Reserve

This reserve is related to share-based payment compensation plans of the Group.

The following table shows a breakdown of the consolidated statement of financial position line item ‘Capital Reserves’ and the movements in these reserves during the year:

	2021	2020	2019
Balances as of January 1	12,582	5,287	238
Share-options exercise (i)	(6,898)	—	—
Share-based payments charges	7,596	7,295	5,049
Forfeitures	(6)	—	—
Warrant exercise	(533)	—	—
Balance as at December 31, 2021	12,741	12,582	5,287

(i) During the year-ended December 31, 2021 a total of 15,685,000 share-options under the share-based payments plan were exercised. Consequently, the correspondent charge to Capital reserve was recycled into the Share premium line item within equity.

(c)
Other reserves

The Other Reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

The following table shows a breakdown of the consolidated statement of financial position line item ‘Reserves’ and the movements in these reserves during the year:

	2021	2020	2019
	Cumulative Translation Adjustment	Cumulative Translation Adjustment	Cumulative Translation Adjustment
Balances as of January 1	119	14	(13)
Movement of other reserves	(149)	105	27
Balance as at December 31, 2021	(30)	119	14

(d)
Retained Earnings

Movements in retained earnings were as follows:

Balance as at January 1, 2019	12,858
Comprehensive income for the year	15,602
Distribution of retained earnings	(10,000)
Balance as at December 31, 2019	18,460
Comprehensive income for the year	28,126
Transaction between shareholders	163
Distribution of retained earnings	(15,000)
Balance as at December 31, 2020	31,749
Comprehensive income for the year	78,118
Balance as at December 31, 2021	109,867

(e)
Earnings per share

dLocal calculates basic and diluted earnings per share as stated in Note 2.13: Equity.

The next table presents the information used as base for such calculation:

	2021	2020	2019
Profit attributable to common shareholders (U.S. Dollars)	77,852,950	28,186,840	15,602,193
Weighted average number of common shares	287,121,304	268,598,000	266,386,541
Adjustments for calculation of diluted earnings per share(1)	21,809,000	16,242,000	9,059,531
Weighted average number of common shares for calculating diluted earnings per share	308,930,304	284,840,000	275,446,073
Basic earnings per share	0.27	0.10	0.06
Diluted earnings per share	0.25	0.10	0.05

(1)
As of December 31, 2021, corresponds to the dilutive effect of i) 16,353,000 average shares related to share-based payment warrants; and ii) 5,456,000 average shares related to share-based payment plans with employees (8,491,539 and 567,993, respectively for the year ended December 31, 2020).
14.
Cash and cash equivalents

Cash and cash equivalents breakdown is presented below:

	2021	2020
Own Balances	227,913	43,684
Merchant Clients Funds	108,284	68,049
	336,197	111,733

As at December 31, 2021, USD 336,197 (USD 111,733 on December 31, 2020) represents cash on hand, demand deposits with financial institutions and other short -term liquid financial instruments.

Own Balances corresponds to cash and cash equivalents of the Group while Merchant Clients Funds corresponds to freely available funds collected from the merchant customers, that can be invested in secure, liquid low-risk assets until they are transferred to the merchants in accordance with the agreed conditions with them.

15.
Financial assets at fair value through profit or loss
(a)
Classification of financial assets at fair value through profit or loss

Financial assets include the following:

	2021	2020
Debt instruments	1,004	8,319
	1,004	8,319

For 2021 and 2020, Debt instruments are investments in quoted debt securities.

For further information referred to accounting policies see Note 2.5 Financial instruments-initial recognition and subsequent measurement and related to fair value hierarchies see Note 31: Fair value hierarchy.

(b)
Amounts recognized in profit or loss

During the year, the following gains/(losses) were recognized in profit or loss:

	2021	2020
Fair Value Movement transferred to profit and loss	16	9
At End of Year	16	9

(c)
Risk exposure and fair value measurements

Information about the Group’s exposure to price risk is provided in Note 29: Financial risk management.

16.
Trade and Other Receivables

Trade and Other Receivables of the Group are composed of the following:

	2021	2020
Trade receivables	179,199	67,553
Loss allowance	(322)	(341)
Trade receivables net	178,877	67,212
Advances and other receivables	12,089	5,573
	190,966	72,785

Trade Receivables correspond to uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed that will be collected in less than one year, so they are classified as current. No financial assets are past due except for some trade receivables. All Trade and other receivables are categorized in “normal” credit risk rating ("normal" credit risk rating comprises financial assets to which significant increase in credit risk has not occurred since initial recognition).

Loss allowance and impairment losses

The following table presents the evolution of the loss allowance:

	2021	2020
Opening book value as at January 1	(341)	(807)
Increase in loss allowance for trade receivables	(33)	(232)
Reversals for decrease in loss rate	52	698
Total as at December 31	(322)	(341)
Net impairment (loss)/gain on financial assets(i)	(33)	808

(i)
2020 includes a write-off reversal of USD 342 charged directly to the Statement of Comprehensive Income related to Trade receivables.

As disclosed in Note 2.5 Financial instruments-initial recognition and subsequent measurement, the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due (only 0-30 past due bucket as of December 31st, 2021 and 2020 because there are no other material buckets of the outstanding receivables).

The expected loss rates are based on the payment profiles of debtors over a period of 36 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the expected credit loss rate of the 0-30 past due bucket was determined at 0.4% (0.5% in the year ended December 31, 2020).

For further information refer to Note 30: Financial risk management - Impairment of financial assets.

Advances and other receivables include payments made in advance as well as tax credits.

17.
Other Assets

Other assets are composed of the following:

Current	2021	2020
Money held in escrow for: (i)	211	1,070
-Payment Processing Service Agreements	—	859
-Requirements for other processors	80	80
-Credit card requirements	131	131
Rental guarantees	561	95
Capitalized transaction costs (ii)	—	302
Prepaid assets (iii)	567	550
Total current Other Assets	1,339	2,017

Non-current
Prepaid assets (iii)	—	143
Total non-current Other Assets	—	143

(i)
Comprises money held in escrow in order to constitute a fund required by processors.
(ii)
Corresponds to prepaid costs related to an offering process, only associated to primary offering costs.
(iii)
In 2020 the Group signed with a Merchant a letter of agreement (the “Agreement”) where the Group agreed to pay USD 400 to the Merchant in exchange of a minimum amount of revenue in the period between August 24th, 2020 and September 30th, 2022. During 2021 and 2020 this asset was reduced in USD 200 and USD 67, respectively, and accounted for as a reduction of revenues. Additionally, the Group signed an agreement with another Merchant where the Group agreed to pay USD 360 to the Merchant in exchange of a minimum amount of revenue during 2021 and 2022 and for being retained as the provider of at least the 90% of the transacted volume in all markets where dLocal offers a complete payment solution in the same. This asset will be reduced impacting revenues during 2022.
18.
Property, Plant and Equipment

Property, Plant and Equipment of the Group correspond to computer equipment that is stated at cost less accumulated depreciation.

	2021				2020
	Computer Equipment	Building improvements	Work in Progress	Total	Computer Equipment
Cost	645	—	486	1,131	255
Accumulated depreciation	(218)	—	—	(218)	(63)
Opening book value, January 1	427	—	486	913	192
Additions	1,178	—	771	1,949	876
Transfers	—	1,257	(1,257)	—	—
Depreciation of the year	(335)	(42)	—	(377)	(155)
Total as at December 31	1,270	1,215	—	2,485	913
Cost	1,823	1,257	—	3,080	1,131
Accumulated depreciation	(553)	(42)	—	(595)	(218)

Work in progress comprises costs related to design and offices construction costs, such as professional fees of architects and construction suppliers as well as costs of building materials, related to a new lease with a commencement date on September 1, 2021. Such costs were not contingent on obtaining the lease, did not influence the lease contract negotiation and therefore did not qualify as initial direct cost to be included in the right-of-use asset initial measurement. Accordingly, these costs were recognized as “Work in progress” and were transferred to Property, plant and equipment line item called “Building improvements”. These assets are amortized using the straight-line method, over the shorter of the estimated useful life of the asset or the remaining term of the lease.

The Group did not recognize losses from impairment of Property, Plant and Equipment during 2021 and 2020, nor reversed any impairment losses. Moreover, dLocal did not have any commitments to purchase any property, plant and equipment at year end.

For further details on accounting policies refer to Note 2.7: Property, plant and equipment.
19.
Leases

This Note provides information for leases in which the Group is a lessee.

The Group’s leases contracts refer to the use of explicitly defined office facilities in different countries, where it obtains substantially all of the economic benefits and has the right to direct the use of such offices.

(a)
Amounts recognized in the Consolidated Statements of Financial Position

	2021	2020
Right-of-use assets
Offices	3,915	188
	3,915	188

	2021	2020
Lease liabilities
Current	502	201
Non-current	3,426	17
	3,928	218

The Group has no additions to the right-of-use assets during 2020, and during 2021 the additions totalized USD 3,727.

(b)
Amounts recognized in the Consolidated Statements of Comprehensive Income

The Consolidated Statements of Comprehensive Income shows the following amounts relating to leases:

	2021	2020
Amortization of right-of-use assets
Offices	453	181
	453	181
Interest charges for lease liabilities (included within Finance Cost line item)	142	20
Leases expense for short-term leases (included within General and administrative expense line item)	173	174

The total cash outflow for leases during 2021 was USD 430 (USD 355 in 2020).

(c)
The Groups leasing activities and how these are accounted for

Short-term Leases

The Group has signed leases contracts of one year or less in the following countries: Malta, Israel, Uruguay, Brazil, China, Chile and Argentina.

In those locations, except for Uruguay, the Group uses co-works facilities and seeks to sign short-term contracts as a general practice, in order to have flexibility to increase, reduce or terminate leases based on the Group’s operations and plans. The type of facilities used represent low levels of costs to change locations and no relevant modifications or constructions are made to these leased facilities.

In all these markets there are available suitable alternatives since the offices do not require special infrastructure and there are low costs of returning the assets.

Management reviews at the end of each term the need to extend the leasing or not, based on activities undertaken by the Dlocal entity, market trends (economic and health) as well as strategic plans for each country.

For the application of IFRS 16 Leases the Group applies a practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases. For these leases, in subsequent reporting periods, the Group applies the short-term exception established in IFRS 16 Leases. Consequently, it recognizes the related lease payments as an expense on a straight-line basis over the lease term.

Long-term Leases

dLocal Technologies SA (Uruguay) signed on February 15, 2018 a 4-year contract to lease Unit 507 (347,99 m2) of WTC Free Zone in Uruguay.

This contract establishes the following payments structure (all amounts in thousands):

•
USD 0,140 monthly during the first year
•
USD 0,153 monthly during the second year
•
USD 0,171 monthly during the third year
•
USD 0,175 monthly during the fourth year

The term of 4 years can be extended for periods of 5 years, unless any of the parties informs the other of its decision to terminate with at least 120 days anticipation of the expiry date.

The incremental borrowing rate, used to discount payments to be made after January 1st, 2019, was estimated in 6.52% (in USD). Since Dlocal did not have loans to consider its costs as a reference such rate was estimated as the rate that dLocal would have had to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Related to this contract between dLocal Technologies S.A. and WTC Free Zone S.A. for the use of Unit 507, as at August 11, 2020 a contract modification was signed in order to return such Unit and start using Units 1531 and 1631 of the building WTC Free Zone II, when the latter become available to dLocal.

The commencement date of this new lease occurred during April, 2021. The Group incurred in costs for the design and construction of the new offices during 2020 and 2021, identified as "Work in Progress" in line "Property, Plant and Equipment".

Such costs were not contingent on obtaining the lease, did not influence the lease contract negotiation and therefore they do not qualify as initial direct cost to be included in the right-of-use asset initial measurement accounted in 2021.

For subsequent periods the treatment of leases that do not apply for the short-term exception is as follows:

•
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•
fixed payments (including in-substance fixed payments), less any lease incentives receivable
•
variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date
•
amounts expected to be payable by the Group under residual value guarantees
•
the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
•
payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.
•
Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.
•
•
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.
•
To determine the incremental borrowing rate, the Group:
•
where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received; or
•
uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third-party financing, and makes adjustments specific to the lease.

•
The Group can be exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.
•
Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
•
Right-of-use assets are measured at cost comprising the following:
•
the amount of the initial measurement of lease liability
•
any lease payments made at or before the commencement date less any lease incentives received
•
any initial direct costs, and
•
restoration costs.
•
Right-of-use assets are generally amortized over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is amortized over the underlying asset’s useful life.
(d)
COVID-19-Related Rent Concession

Due to the effects of the COVID-19 pandemic the Group agreed with the lessor of the WTC Free Zone to have an exoneration of three-monthly installments that amounted to USD 50.

The Group has early adopted COVID-19-Related Rent Concessions – Amendment to IFRS 16 issued on 28 May 2020 by the IASB related to such benefit.

Based on such amendment the Group recognized a gain related to the exoneration of USD 50 and reduced the lease liability, maintaining the original accounting treatment for the lease.

20.
Intangible Assets

Intangible assets of the Group correspond to capitalized expenses related to internally generated software and the intangible asset acquired described below in this Note in section "Intangible Asset Acquisition".

The following table provides information about each class of intangible assets held by the Group as of December 31, 2021 and 2020. Intangible assets are stated at cost less accumulated amortization:

	2021			2020
At January 1, 2020	Internally generated software	Acquired intangible assets (ii)	Total	Internally generated software
Cost	4,989	—	4,989	1,983
Accumulated amortization	(836)	—	(836)	(180)
Opening book value as at January 1, 2021	4,153	—	4,153	1,803
Additions (i)	7,398	39,335	46,733	3,006
Amortization of the year	(2,343)	(1,574)	(3,917)	(656)
Total as at December 31, 2021	9,208	37,761	46,969	4,153
Cost	12,387	39,335	51,722	4,989
Accumulated amortization	(3,179)	(1,574)	(4,753)	(836)

(i)
The additions of the year include USD 2,984 (USD 1,494 in 2020) related to capitalized salaries and wages.
(ii)
Acquired intangible assets comprises merchant agreements, as detailed in "Intangible Asset Acquisition" below.

At December 31, 2021 and 2020 no indicator of impairment related to intangible assets existed, so the Group did not perform and impairment test. See Note 2. 8: Intangible assets for accounting policies relevant to intangible assets and Note 2.9: Impairment of non-financial assets for policy regarding impairments.

Intangible Asset Acquisition

In addition, on March 11, 2021, with effective date April 1, 2021, dLocal signed a contract to acquire certain assets from Primeiropay S.A.R.L and PrimeiroPay Technology GmbH (“Primeiropay”) in accordance with the Transfer of a Going Concern Agreement (“the Agreement”) signed between the parties, for a consideration of USD 40.0 million, of which USD 1.33 million is contingent consideration (subject to the achievement of the “earn-out”) and USD 38.67 million was an immediate cash consideration, with an effective date of April 1, 2021. According to Management’s estimates, the fair value of the contingent consideration is USD 665, and would be paid during 2022.

Primeiropay is an international payment service provider that delivers payment services for international merchants that want to accept payments from their international customers without setting up a local entity through processing all cards and payment methods domestically in local currencies. The asset acquisition is expected to increase the Group’s market share through the incorporation of new global merchants processing payments in emerging markets. Details of the purchase consideration are as follows:

Purchase consideration	USD
Cash paid	38,670
Contingent consideration at fair value	665
Total Purchase Consideration	39,335

The Group applied the concentration test detailed on Paragraph B7B of IFRS 3 – Business Combinations, to assess whether the acquired set of activities and assets were or not a business. The concentration test was met since substantially all the fair value of the gross assets acquired was concentrated in a group of similar identifiable assets (i.e. intangible assets related to merchant agreements) and the intellectual property that is attached to them. Consequently, the transaction was classified as an asset acquisition, outside of the scope of IFRS 3 (Paragraph 2b).

Recognition of assets acquired

On April 1, 2021 the Group recognized the assets acquired (mainly merchant agreements) as a single intangible asset in accordance with IAS 38 – Intangible Assets. The Group estimated the amortization period for such single intangible asset to be 18.75 years.

21.
Trade and Other Payables

Trade and Other Payables are composed of the following:

	2021	2020
Trade Payables	269,227	136,727
Accrued Liabilities	3,173	2,928
Other Payables	4,760	3,210
Total Trade and other payables	277,160	142,865

Trade and Other Payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.

Trade Payables correspond to liabilities with Merchants, either related to payin transactions processed or payout transactions to be processed at their request. Accrued Liabilities mainly correspond to obligations with legal and tax advisors, and auditors. Other Payables mainly correspond to obligations related to processors’ costs and the acquisitions of office goods and services necessary for the ordinary course of the business.

22.
Borrowings

During the year 2021, dLocal has received borrowings from a financial institution in Brazilian Reais (BRZ) amounting to USD 5,000 (BRZ 27 million) for working capital, with expiration date on April 19, 2022 and accruing interest at an annual fixed interest rate of 1.85%. The total outstanding as of December 31, 2021 amounts to USD 5,015 and is disclosed in the line "Borrowings".

23.
Tax Liabilities

The tax liabilities breakdown is as follows:

	2021	2020
Income tax payable	1,940	1,910
Other tax liabilities	11,186	5,877
Income tax perception (RG 4815) (1)	7,490	3,343
Digital services withholding VAT	2,796	1,579
Other Taxes	900	955
Total Tax Liabilities	13,126	7,787

(1) Corresponds to a perception applicable for transactions processed in Argentina.

24.
Derivative financial instruments

Option to purchase common shares

As of the beginning of year-ended December 31, 2021, dLocal Limited had an option agreement in place with one shareholder (“Investor”), pursuant to which the Investor had outstanding options to purchase up to 18,068,000 common shares from certain existing shareholders, or by direct issuance of Company shares, which could be exercised by the Investor on or before December 16, 2021.

On March 3, 2021, the investor exercised the right to purchase 18,068,000 Class A Ordinary shares in dLocal Group Limited, by acquiring them from other existing shareholders, without being required the issuance of new shares by dLocal. In this sense, as of March 3, 2021 the obligations of dLocal under this agreement ceased.

Considering that as of December 31, 2020 the derivative financial instrument represented a liability for dLocal of USD 2,896, a gain for the same amount was recognized within Operating profit in the line item “Other operating gain/(loss)” in the Consolidated Statements of Comprehensive Income for the twelve-month period ended December 31, 2021.

Other derivative financial instruments

During the year-ended December 31, 2021, dLocal entered into short-term derivative contracts (delivery and non-delivery forwards) with different counterparties in different countries in which the Group operates, according to the following detail:

Transaction	Type of Forward Transaction	Local currency	Notional amount in USD	Fair value of transactions recognized in Income Statement during 2021 - (Loss)/Gain	Outstanding balance as of December 31, 2021 - Derivative financial liabilities
Non-delivery forwards	Buy USD	Brazilian Reais	37,709,420	(220)	(152)
Non-delivery forwards	Buy USD	Argentinean Peso	2,500,000	(125)	—
Delivery forwards (1)	Buy USD	Chilean Peso	107,483,927	40	(8)
Non-delivery forwards	Buy USD	Indian Rupee	10,000,000	(59)	(14)
Non-delivery forwards	Buy USD	South African Rand	9,582,534	120	(47)
Total	—	—	167,275,881	(244)	(221)

(1) dLocal entered into hedge operations of trade and other receivables in Chilean Peso subject to foreign exchange exposure using the delivery forward contracts. The transactions have been elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9. During 2021, dLocal recognized a gain of USD 322 and a derivative financial liability of USD 8 derived from these hedging transactions.
.

25.
Provisions
(a)
Labor provisions

Provisions for the year are related to labor potential contingencies where the management understands, based on the Group’s internal legal advisors’ assessment, that it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(b)
Movements in labor provisions

Movements in Labor provisions are set out below:

Carrying amount as at January 1, 2020	798
Additional charge to labor provision	595
Carrying amount as at December 31, 2020	1,393
Additional charge to labor provision	317
Carrying amount as at December 31, 2021	1,710

26.
Other contingent assets, liabilities and commitments

The Group had no outstanding contingent assets or liabilities as at December 31, 2021 and 2020, except for the contingent consideration liability mentioned in Note 20: Intangible Assets and labor contingencies detailed in Note 25: Provisions.

As at December 31, 2021 the Group’s had cash in Banks as guarantees for USD 6,330 required by Merchants under the corresponding Payment Processing Service Agreements.

Additionally, as at December 31, 2020 the Group’s bankers had issued guarantees for USD 859 (USD 786 in the year ended December 31, 2019), required by certain Merchants under the corresponding Payment Processing Service Agreements.

27.
Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is reported in the Consolidated Statement of Financial Position where the Group currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The following table presents the recognized financial instruments that are offset as at December 31, 2021 and 2020:

	Effects of offsetting on the Consolidated
	Statements of Financial Position
		Gross amounts	Net amounts
2021	Gross amounts	set off	presented
Financial assets	USD	USD	USD
Cash and cash equivalents	336,197	—	336,197
Financial assets at FVPL	1,004	—	1,004
Trade and other receivables	196,939	(5,973)	190,966
Other assets	1,339	—	1,339
Total	535,479	(5,973)	529,506
Financial liabilities
Trade and other payables	283,133	(5,973)	277,160
Financial liabilities	5,014	—	5,014
Derivative financial instruments	221	—	221
Total	288,368	(5,973)	282,395

		Gross amounts	Net amounts
2020	Gross amounts	set off	presented
Financial assets	USD	USD	USD
Cash and cash equivalents	111,733	—	111,733
Financial assets at FVPL	8,319	—	8,319
Trade and other receivables	75,834	(3,049)	72,785
Other assets	2,017	—	2,017
Total	197,903	(3,049)	194,854
Financial liabilities
Trade and other payables	145,914	(3,049)	142,865
Derivative financial instruments	2,896	—	2,896
Total	148,810	(3,049)	145,761

The gross amount set off presented above corresponds to trade receivables from fees that are offset from liabilities with Merchants considering that there is an enforceable legal right to offset and the Group expects to cancel such obligations on a net basis. Additionally, it should be noted that the Group does not have arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be set off in the future.

28.
Related parties
(a)
Related Party Transactions

Related party transactions are linked to the options agreement that is described in Note 24 of these financial statements.

(b)
Key Management compensation

The compensation of the Executive Team during the year can be breakdown as follows:

	2021	2020
Short-term employee benefits – Salaries and wages	1,900	871
Long-term employee benefits – Share-based payment	7,590	7,180
	9,490	8,051

(c)
Transactions with other related parties

The following transactions occurred with related parties:

	2021	2020
Transactions with merchants – Revenues	2,030	1,594
Transactions with preferred suppliers (Collection agents) – Costs	(561)	(354)
Transactions with other related parties – Costs	—	(2)

(d)
Outstanding balances arising from transactions with related parties

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2021	2020
Transactions with merchants – accounts payable	(622)	(598)
Transactions with preferred suppliers (Collection agents) – accounts payable	(125)	(39)
Transactions with preferred suppliers (Collection agents) – accounts receivable	6,058	506

All transactions with related parties were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured and are repayable in cash.

29.
Cash flow disclosures

The most significant non-cash transaction is detailed below:

	2021	2020	2019
Right-of-use asset recognition with an increase in Lease liabilities	(3,915)	(188)	(370)

Net debt reconciliation:

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

Net debt	2021	2020	2019
Cash and cash equivalents	336,197	111,733	34,765
Financial assets at fair value through profit or loss	1,004	8,319	15,399
Borrowings	(5,014)	—	—
Lease liabilities	(3,928)	(218)	(399)
Derivative financial instrument	(221)	(2,896)	—
Net debt	328,038	116,938	49,765
Cash and liquid investments	337,201	120,052	50,164
Gross debt – fixed interest rates	(9,163)	(3,114)	(399)
Net debt	328,038	116,938	49,765

According to the IAS 7, the movements in the debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Interest Bearing Borrowings	Lease liabilities	Derivative financial instrument	Sub-total	Cash & Cash Equivalents	Financial Assets at FVPL	Total
Net debt as at December 31,2018	(9,174)	—	—	(9,174)	23,305	16,690	30,821
Leases	—	(551)	—	(551)	—	—	(551)
Cash flows	—	182	—	182	11,460	(1,818)	9,824
Debt prepaid (i)	9,174	—	—	9,174	—	—	9,174
Other changes (ii)	—	(30)	—	(30)	—	527	497
Net debt as at December 31,2019	—	(399)	—	(399)	34,765	15,399	49,765
Cash flows	—	151	—	151	76,968	(7,532)	69,587
Fair value changes	—	—	(2,896)	(2,896)	—	9	(2,887)
Lease benefit for
COVID-19	—	50	—	50	—	—	50
Other Changes	—	(20)	—	(20)	—	443	423
Net debt as at December 31,2020	—	(218)	(2,896)	(3,114)	111,733	8,319	116,938
Cash flows	(5,000)	572	—	(4,428)	224,464	(10,076)	209,960
Fair value changes	—	—	2,675	2,675	—	2,761	5,436
New leases	—	(4,282)	—	(4,282)	—	—	(4,282)
Other Changes	(14)	—	—	(14)	—	—	(14)
Net debt as at December 31,2021	(5,014)	(3,928)	(221)	(9,163)	336,197	1,004	328,038

(i)
The Group repaid a financial loan with shareholders for a total amount of USD 9,174.
(ii)
Other changes include non-cash movements, mainly related to accrued interest expense which are presented as financing cash flows in the Consolidated Statement of Cash Flows when paid.
30.
Financial risk management
(a)
Risk Management Framework

The Group’s activities may expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and equity price risk), liquidity risk and fraud risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

The Board of Directors (the “Board) has overall responsibility for the establishment and oversight of the Group’s risk management objectives and policies.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility. Further details of these policies are set out below:

(b)
Credit Risk

Credit risk is the risk that customer or a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the group’s exposures to third parties, including cash and cash equivalents, financial instruments and from its operating activities, primarily related to trade and other receivables.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the year was as follows:

	2021	2020
Cash and Cash Equivalents	336,197	111,733
Financial Assets at Fair Value through Profit or Loss	1,004	8,319
Trade and Other Receivables	190,966	72,785
Other Assets	1,339	2,017
	529,506	194,854

The table below discloses the credit risk rating for Trade and Other Receivables, based on external risk ratings of the geographical regions in which the Trade and Other Receivables are held:

Risk rating	2021	2020
A	20,839	7,544
B	4,041	834
BB	103,322	32,612
BBB	26,960	9,787
CCC	35,804	22,008
	190,966	72,785

Financial Assets at Fair Value through profit or loss and cash and cash equivalents

Credit risk from balances with banks, financial institutions and other is managed by the Group in accordance with the Group’s policy. These financial instruments are debt securities and other financial instruments only conducted with carefully selected financial institutions in order to have an exposure to credit risk within acceptance levels of the Group.

Trade and Other Receivables

The Company operates with high-quality processors which mitigates credit risk. There are no significant concentrations of credit risk, whether through exposure to individual customers, specific industry sectors and/or regions.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade and other receivables. To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due. Finally, historical loss experience is adjusted to reflect information about current conditions and reasonable and bearable forecasts of future economic conditions.

The expected loss rates are based on the payment profiles of sales, country of origin and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. The Group has identified the credit rating of the countries in which it sells its services to be the most relevant factor, and accordingly adjusts the historical loss rates based on expected changes in credit ratings.

(c)
Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For the Group, market risk may comprise interest rate risk and foreign currency risk and other price risk, such as equity price risk.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest Rate Risk

This risk arises from the possibility of the Group incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument. The Group’s cash flows are not exposed to interest rate risk since there are no financial instruments with variable interest rate and debt instruments are measured at fair value through profit and loss.

Foreign Currency Risk

The Group is exposed to currency risk on monetary amounts denominated in a currency other than the functional currency of the respective subsidiaries, mainly the Argentinian Peso, Chilean Peso, Euro and the Brazilian Real.

The following table presents the Group’s exposure to foreign currency risk as well as a sensitivity to a reasonably possible change in U.S. Dollar, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities.

2021			Gain/(loss)
Account	Currency	Amount	% increase	Amount	% decrease	Amount
Net balances	Brazilian reais	39,017	10%	(3,902)	-10%	3,902
	Chilean pesos	23,195	10%	(2,320)	-10%	2,320
	Argentine pesos	22,206	10%	(2,221)	-10%	2,221
	Mexican pesos	15,048	10%	(1,503)	-10%	1,503
	South African rand	7,515	10%	(752)	-10%	752
	Indonesian rupiah	4,370	10%	(437)	-10%	437
	Peruvian Nuevo Sol	4,021	10%	(402)	-10%	402
	Colombian pesos	4,010	10%	(401)	-10%	401
	Euros	3,563	10%	(356)	-10%	356
	Uruguayan pesos	3,323	10%	(332)	-10%	332
	Nigerian nairas	2,295	10%	(230)	-10%	230
	Egyptian pounds	562	10%	(56)	-10%	56
	Paraguayan guaranís	200	10%	(20)	-10%	20
	Dominican pesos	127	10%	(13)	-10%	13
	Pakistanee rupees	113	10%	(11)	-10%	11
	Bangladeshi takas	38	10%	(4)	-10%	4
	Moroccan dirhams	9	10%	(1)	-10%	1
	Total	129,612	—	(12,961)	—	12,961

2020			Gain/(loss)
Account	Currency	Amount	% increase	Amount	% decrease	Amount
Net balances	Argentine pesos	12,538	10%	(1,254)	-10%	1,254
	Chilean pesos	10,552	10%	(1,055)	-10%	1,055
	Brazilian reais	6,571	10%	(657)	-10%	657
	Euros	5,099	10%	(510)	-10%	510
	Indian rupee	2,806	10%	(281)	-10%	281
	Mexican pesos	1,725	10%	(173)	-10%	173
	Uruguayan pesos	1,692	10%	(169)	-10%	169
	Nigerian nairas	1,134	10%	(113)	-10%	113
	Peruvian Nuevo Sol	1,011	10%	(101)	-10%	101
	Colombian pesos	1,008	10%	(101)	-10%	101
	Turkish lira	699	10%	(70)	-10%	70
	Indonesian rupiah	228	10%	(23)	-10%	23
	Chinese yuan renminbi	221	10%	(22)	-10%	22
	Paraguayan guaraní	191	10%	(19)	-10%	19
	Egyptian pounds	141	10%	(14)	-10%	14
	South African rand	55	10%	(5)	-10%	5
	Moroccan dirhams	13	10%	(1)	-10%	1
	Bolivian Boliviano	12	10%	(1)	-10%	1
	Kenyan shilling	3	10%	-	-10%	-
	West African CFA franc	2	10%	-	-10%	-
	Banbladeshi takas	(32)	10%	3	-10%	(3)
	Israeli New Shekel	(103)	10%	10	-10%	(10)
	Total	45,566	—	(4,556)	—	4,556

Exposure is presented in thousands of U.S. Dollars and relates to monetary items in foreign currency of each entity of the Group, considering each individual functional currency. As explained in Note 24: Derivative financial instruments, the Company entered into foreign currency exchange forward contracts in order to mitigate this risk and reduce the impact on the financial statements.

Equity price risk

The Group is not exposed to equity price risk since it does not hold investments in equity instruments.

As at December 31st, 2021 and 2020, the Group had an investment in quoted debt securities. As of December 31, 2020 the Group invested in quoted mutual funds. This was a “cumulative” mutual funds that does not pay interest and the holder obtain capital gains. As at December 31st, 2021 and 2020, the exposure to equity price from such investment was considered not material.

(d)
Liquidity Risk

Liquidity risk is the risk that the Group encounters difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group invests surplus cash in interest-bearing financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts.

Exposure to Liquidity Risk

The tables below analyze the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities 31 December 2021	Less than 6 months	6-12 months	Between 1 and 2 years	More than 2 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade and other payables	277,160	—	—	—	277,160	277,160
Financial liabilities	5,014	—	—	—	5,014	5,014
Leases liabilities	204	299	462	3,878	4,843	3,928
Total non-derivatives	282,378	299	462	3,878	287,017	286,102
Derivatives
Derivative financial instruments	221	—	—	—	221	221
Total derivatives	221	—	—	—	221	221

Contractual maturities of financial liabilities 31 December 2020	Less than 6 months	6-12 months	Between 1 and 2 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade and other payables	142,865	—	—	142,865	142,865
Leases liabilities	104	105	17	226	218
Total non-derivatives	142,969	105	17	143,091	143,083
Derivatives
Derivative financial instruments	2,896	—	—	2,896	2,896
Total derivatives	2,896	—	—	2,896	2,896
(e)
Fraud Risk

The Group’s transactions are susceptible to a fraudulent or improper sale and it uses processes to control the fraud risk. The process consists of monitoring transactions through ‘dLocal Defense’ which is a local data-driven prevention program to maximize fraud detection and minimize false positives. This process review transactions at the time of the authorization, legitimate them and use of external tools that are revised on a periodic basis.

The second process detects chargebacks and disputes. This is a supplemental process and increases the Group’s ability to avoid new frauds.

(f)
Capital Management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board’s objectives are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Board of Directors monitors the return on capital as well as the level of dividends to ordinary shareholders.

As part of the requirements for maintaining its financial institution license, dLocal Limited, the Group’s licensee subsidiary is subject to a minimum capital requirement of EUR 400 imposed by the regulator of Malta.

31.
Fair value hierarchy

The following tables show financial instruments recognized at fair value for the years ended December 31, 2021 and 2020, analyzed between those whose fair value is based on:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
•
Level 3: techniques which use inputs which have a significant. effect on the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group understands that the book value of such instruments approximates their fair value.

31 December 2021	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	1,004	—	1,004	1,004	—	—
Other Assets	—	1,339	1,339	—	—	—
Trade and Other Receivables	—	190,966	190,966	—	—	—
Cash and Cash Equivalents	—	336,197	336,197	—	—	—
	1,004	528,502	529,506	1,004	—	—

31 December 2020	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through
Profit or Loss	8,319	—	8,319	8,319	—	—
Other Assets	—	2,017	2,017	—	—	—
Trade and Other Receivables	—	72,785	72,785	—	—	—
Cash and Cash Equivalents	—	111,733	111,733	—	—	—
	8,319	186,535	194,854	8,319	—	—

31 December 2021	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(277,160)	(277,160)	—	—	—
Financial liabilities	—	(5,014)	(5,014)	—	—	—
Derivative financial instruments	(221)	—	(221)	—	(221)	—
Contingent consideration liability	(665)		(665)	—	—	(665)
	(886)	(282,174)	(283,060)	—	(221)	(665)

31 December 2020	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(142,865)	(142,865)	—	—	—
Derivative financial instruments	(2,896)	—	(2,896)	—	(2,896)	—
	(2,896)	(142,865)	(145,761)	—	(2,896)	—

Level 3 Financial Instruments

As of December 31, 2021, the Group has recognized a contingent consideration liability, described in Note 20, amounting to USD 665, classified in Level 3. The amount of the Level 3 contingent consideration was calculated by the finance team of the Group, using a discounted cash flow analysis, considering the expected cash flows based on terms of the contract, the entity’s knowledge of the business and how the current conditions are likely to impact it.

There were no changes in level 3 items for the years ended December 31, 2021 and 2020. Also, there were no transfer of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments.