Form 20-F
period 2022-12-31
dLocal Ltd
filed 2023-04-05
CIK 1846832

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Cayman Islands

(Jurisdiction of incorporation)

Dr. Luis Bonavita 1294

Montevideo

Uruguay 11300

(Address of principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report: 296,164,816 Common Shares, as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

Financial Statements

dLocal was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. Until the contribution of dLocal Malta shares to it on April 14, 2021, dLocal had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, our consolidated financial statements for periods prior to the Share Contribution have been omitted from this annual report. The issued share capital reflects that of dLocal as of December 31, 2022. In accordance with IFRS, the corporate reorganization and share contribution did not qualify as a business combination, and was treated as dLocal Malta’s capital reorganization. See note 1 (General Information and Reorganization) to our consolidated financial statements.

Unless otherwise noted, the consolidated financial information presented in this annual report as of December 31, 2022, and 2021 and for the years ended December 31, 2022, 2021, and 2020, relates to us and is derived from our audited consolidated financial statements as of December 31, 2022, and 2021, and for the years ended December 31, 2022, 2021, and 2020, which we refer to as our “Audited Consolidated Financial Statements”.

We prepare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., a member firm of the PricewaterhouseCoopers global network, an independent registered public accounting firm, whose report dated April 5, 2023, is also included in this annual report.

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

We define Adjusted EBITDA as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding inflation adjustment, other operating gain/loss, impairment gain/loss on financial assets, secondary offering expenses, transaction costs, other non-recurring costs and share-based payment non-cash charges. We calculate Adjusted EBITDA Margin by dividing Adjusted EBITDA by our revenues.

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

TPV

This annual report presents total payments volume or “TPV”, which is an operating metric of the aggregate value of all payments successfully processed through our payments platform. Because our revenue depends significantly on the total value of transactions processed through our platform, we believe that TPV is an indicator of the success of our global merchants, the satisfaction of their end users, and the scale and growth of our business.

NRR

Net Revenue Retention Rate or “NRR” is a U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months.

As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

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
•
the potential effects of the COVID-19 pandemic or other actual or threatened epidemics,

pandemics, outbreaks, or other public health crises and their potential to have an adverse impact on global, regional and national economies;
•
the interests of our principal shareholders;
•
changes in merchant or consumer demands regarding payment processing services and our ability to innovate to respond to such changes;

•
the availability and effective operation of management information systems and other technology;
•
our ability to comply with applicable cybersecurity, privacy and data protection laws and regulations;
•
our ability to protect ourselves against cybersecurity risks;
•
events or conditions that adversely affect our reputation or our image;
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

•	Substantial and increasingly intense competition may harm our business.

•	We may not be able to successfully implement strategies to attract or retain merchants, or increase adoption of our payments processing platform, which would limit our growth.

•	We have a limited operating history with financial results that may not be indicative of future performance, and our revenue growth rate is likely to slow down as our business matures.

•	If we fail to manage our growth effectively, our business could be harmed.

•	Potential merchant clients may be reluctant to switch to a new vendor or integrate with a new vendor, or integration may take longer than expected, which may adversely affect our growth.

•	A decline in the quality of the services we offer could adversely affect our ability to attract and retain merchants and partners.

•	Certain large merchants provide a significant share of our revenues, and the reduction in business with these merchants could materially harm our business.

•	Interruption or failure of our information technology and communications systems could impair our operations, which could also damage our reputation and harm our results of operations.

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

•

Our business depends on our reputation and our ability to attract and retain merchant clients could be adversely affected due to events or conditions that damage our reputation or the confidence in our services.

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

•

Our business and results of operations may be adversely affected by political, economic, regulatory and social instability risks, currency restrictions and devaluation, and various local laws associated with doing business in countries in Latin America, Africa and Asia.

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

•

As of March 31, 2023, holders of our Class B common shares together own 45.63% of our outstanding common shares and 80.75% of corresponding voting rights, and have the power, as a group, to elect a majority of the members of our board of directors, which means that these shareholders, when acting in concert, have significant influence over matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

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

The electronic payments market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. Rapid and significant technological changes continue to impact the industries in which we operate, including developments in cryptocurrencies and blockchain. These new services and technologies may be superior to, impair, or render obsolete the products and services we currently offer or the technologies we currently use to provide them.

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

We compete in markets for payment services characterized by vigorous competition. We compete with existing providers of digital payment infrastructure solutions to facilitate pay-in and pay-out payment transactions, including both cross-border and local-to-local payment transactions. We compete with large companies, some of them with a substantially larger scale and higher investment capacity than us. We expect competition to intensify in the future as existing and new competitors introduce new services, enter our markets, compete directly with our products, or enhance existing services and as we expand our footprint into new emerging markets. A number of the companies that we compete against to attract customers may have greater financial and operational resources, a substantially larger sales force than we do, and may be more effective introducing innovative services than us, which may provide them with significant competitive advantages. Such companies may be already integrated with our current merchants and could start offering the same products and services in a less expensive and better or more attractive way than us, potentially obtaining some or all of the volumes routed to us. In the pay-out business we compete with established banks, global enterprise merchants, other financial institutions and other companies (including retailers) that may have greater liquidity and generate greater consumer confidence in the safety and efficiency of their pay-out services compared to ours. These banks take advantage of a larger scale and could offer lower prices and gain some or all of the volume processed by us. Mergers and acquisitions by or among these companies may lead to even larger competitors with more resources or more attractive pricing given their scale, which we may not be able to match. We also expect new entrants to offer competitive services, existing local payment service providers to expand their business to provide cross-border payments, or other existing providers that currently offer only limited services (such as fraud management) to expand their service offerings to compete with us. Certain merchants may have long standing exclusive, or nearly exclusive, relationships with our competitors to accept or send digital payments in certain countries that extend to our target markets when our competitors, or we expand to new markets. These relationships may make it difficult or cost prohibitive for us to conduct material amounts of business with them. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business will suffer serious harm.

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

Our working capital needs may increase in the future. We have historically relied on our cash flow generation to satisfy our working capital needs. If our working capital needs grow in the future in excess of our cash generation, and we are not able to fund these needs with credit or other external sources, then our cash and cash equivalents may decline, and we may have to grow at a slower pace. Our working capital needs may increase due to requests from clients for the provision of financial guarantees or due to accelerated settlement cycles with clients. In addition, our working capital needs may increase from time to time if and when funds are subject to restrictions on expatriation from certain jurisdictions imposed by banks, central banks or other governmental authorities in such jurisdictions, and we are required to pay merchants or make other payments prior to the receipt of such funds. In particular, to the extent there is a mismatch in timing on our TPV between funds from consumers that are retained in a local jurisdiction and the date on which we must pay merchants for the related transactions, we would be required to use our working capital to fund such payments until we are able to expatriate such funds from such jurisdictions and will be subject to foreign exchange risk on such mismatch (see “—Exchange controls and other restrictions on the movement of capital out of certain jurisdictions or otherwise affecting our settlement transactions or our subsidiaries’ ability to pay dividends or make other payments to us may have a material adverse effect on our results of operations and financial condition.”). Additionally, our working capital costs may be affected by interest and discount rates, especially in countries where payments can be made in installments and/or where we do not immediately receive the proceeds from transactions made with credit cards. All these impacts on our working capital needs may substantially harm our financial capacity.

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

Our revenues depend on prompt and accurate transaction processes. Currently, all our transactions are exported from a transaction server and manually registered into our accounting system, which may subject our accounting system to errors and possible mismatches between customer’s payment and our confirmation of such payment to our merchant, which may give rise to claims or allegations that could harm our business. Our failure to grow our transaction-processing capabilities to accommodate the increasing number of transactions that are processed on our platform could harm our business. Furthermore, we may need to enter into relationships with various strategic partners and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenues, and operating margins. Further, we are also expanding into new geographies, which may further strain our resources and bring new challenges. See “We are expanding and may in the future continue to expand into new industry verticals and geographic regions and offer new products, including through potential acquisition opportunities, and our failure to mitigate specific regulatory, credit, and other risks associated with a new industry vertical, geographic region or product could have an adverse effect on our business.”

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

Many potential merchant clients may have concerns about disadvantages associated with switching payment processing vendors or integrating with a new vendor, such as a loss of accustomed functionality, increased time and investments required to integrate services with a new vendor and potential business disruption or due to reputational concerns based on market disinformation. For potential clients, integrating with a new vendor or switching from another vendor or an internally-developed system may be a significant undertaking. As a result, potential clients often resist changing vendors or integrating with new vendors. We seek to overcome this resistance through strategies such as making investments in our sales personnel and in enhancing the functionality and improving the performance of our software and services. However, there can be no assurance that our strategies for overcoming potential clients’ reluctance to change vendors or integrate with a new vendor will be successful, and this resistance may adversely affect our growth. In addition, customers may take significantly longer than expected to directly integrate with us. Delays in integration, which are common and typically depend on the level of resources and efforts used by merchants, may have a material adverse effect on our growth potential and future performance.

Merchant attrition or a decline in our clients’ growth rate could cause our revenues to decline.

We may experience attrition of our merchant relationships or a decrease in processing volume with existing merchant clients due to several factors, including reputational concerns based on market disinformation, business closures, transfers of merchants’ accounts to our competitors, cancellations and account closures that we initiate due to heightened credit risks relating to contract breaches by merchants or a reduction in sales. We cannot predict the level of attrition in the future and our revenues could decline as a result of higher than expected attrition, which could have a material adverse effect on our business, financial condition and results of operations.

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

A relatively small number of customers account for a significant share of our revenues. Our top 10 customers in terms of revenues represented 50% of our revenues in the year ended December 31, 2022, 56% of our revenues in the year ended December 31, 2021, and 64% of our revenues in the year ended December 31, 2020. In the year ended December 31, 2022, there were no customers that individually accounted for more than 10% of our total revenues, in contrast with one customer and two customers that individually accounted for more than 10% of our total revenues in the years ended December 31, 2021 and 2020, respectively. Failure to maintain our contracts with, or a decrease in the relevant transaction volumes from, these merchants could negatively impact our business and could lead to significant fluctuations in our operating and financial performance. While our merchant customer contracts, including those with our largest merchants, are generally of indefinite term, they are terminable upon relatively short written notice. Moreover, these contracts are not exclusive and do not prevent merchants from transacting with and sending all or substantial transaction volumes to our competitors. Merchants may seek price reductions when expanding or changing their services with us and/or when the merchants’ business experiences significant volume changes. Further, certain merchants may seek to lower prices previously agreed upon due to pricing competition, volume increases, perceived reputational concerns based on market disinformation, or other economic needs or pressures faced by the merchant. In addition, our large merchants often have arrangements with multiple payment service providers, primarily in order to mitigate certain risks, such as downtime, delayed response time or default by a payment service provider, as well as to maximize conversion among payment service providers, and to have a complete array of payment methods available. Therefore, these merchants could shift business away at any given time without necessarily terminating their contracts with us. Moreover, from time to time, our merchants may require us to provide certain services or to process certain payment volumes that we are unwilling or unable to fulfill, which may cause them to reduce or cease business relations with us or to shift payment volumes to our competitors. If our contracts with our large merchant customers are terminated or if these merchant customers shift business away from us or offer cross-border payment solutions directly, or if we are unsuccessful in retaining high renewal rates and favorable contract terms, our business, financial condition and results of operations could be materially adversely affected.

The quarterly sales activity of certain of our merchant customers may fluctuate due to seasonality, which could result in seasonality in our results of operations if a significant share of our merchant clients are subject to similar seasonal fluctuations.

Our merchant customers operate across a range of industries, such as retail, streaming, ride hailing, financial institutions, advertising, SaaS (Software as a Service), travel, e-learning and gaming, among others, which are subject to different seasonal trends. Accordingly, we expect quarterly fluctuations in our revenues and operating results to continue. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial position. Developments in the mix of industries represented by our merchant customers could affect the seasonality of our business. If merchant customers that are subject to similar seasonal trends come to represent a large share of our clients, our results of operations and operating metrics could be subject to increased seasonal fluctuations, which could cause the price of our Class A common shares to become unpredictable or to decline.

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

Operating a multinational business creates difficulties associated with staffing and managing our international operations, as well as complying with local legal and regulatory requirements. We operate pay-in and pay-out financial transaction processing networks, both cross-border and local-to-local, that offer payment services to customers. The laws and regulations in the markets in which we operate in respect of the products and services we offer and may offer in the future, and in respect of their application to our merchant customers, as well as the respective interpretation of those laws and regulations, evolve and are subject to rapid change, and it is not always clear how certain regulations may apply to us and our operations. As of the date of this annual report, we are licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and we operate and may be licensed, as applicable, in 40 countries in emerging markets, primarily in the Americas, APAC (Asia Pacific), and EMEA (Europe, the Middle East and Africa), with our principal operations in Latin America, especially in Brazil, Mexico, Argentina and Chile. For additional information on our licenses and regulations applicable to our operations, see “Item 4. Information on the Company — B. Business Overview — Regulatory Overview”. Moreover, we have: (i) obtained licenses to operate in Nigeria and Kenya, (ii) registered as an aggregator in Mexico, a payment facilitator in Peru, a system operator and third party payments provider in South Africa, a sub-acquirer in Brazil, operator of payment system in the Philippines and as a payment and collection service provider in Uruguay, and (iii) registered as AML/CFT reporting entity in: Argentina, Brazil, Chile, Colombia, Costa Rica, El Salvador, Uruguay and Panama. We are also in the process of obtaining other approvals and/or licenses in other countries, including, among others, Brazil, Egypt, the Dominican Republic, Ecuador, the UAE, Honduras, Rwanda, and Morocco. Our application for the FCA license in the UK is currently pending approval. See “—We may not currently hold, or be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines, penalties or force us to discontinue operations in such jurisdictions, any of which could have a material adverse effect on our business, financial condition and results of operations.”

Furthermore, we expect to continue to expand our operations and product offerings to other countries in these regions. Some of these countries have undergone significant political, economic and social change in recent years and the risk of new, unforeseen changes in these countries remains high.

We may not be operating in compliance with all financial services regulations, foreign exchange controls, anti-money laundering and compliance regulations, transactional, sales and withholding taxes, transfer pricing rules, money remittance regulations, data protection laws, financial statement reporting requirements, minimum capital requirements, employment laws, corporate, contract, property and competition laws, and other laws or regulations to which we may be subject. We may not be compliant with licensing or registration requirements in respect of money remittance regulations in certain jurisdictions where we operate. Moreover, it is not always clear how such laws and regulations apply to our business and some of our customer’s industries (e.g. e-wallets and money remitters), including, but not limited to, the fact that some of these laws were adopted prior to the advent of the internet, mobile and related technologies, and as a result, do not contemplate or address the unique issues of the internet and related technologies, which may be especially relevant in the context of the payments industry in which we operate. As a result, some of these laws are subject to interpretation by regulators and the courts on an ongoing basis and the resulting uncertainty in the scope and application of these laws and regulations increases the risk that we will be subject to private claims and governmental actions alleging violations of those laws and regulations, including with respect to our payments practices, compliance with informational requirements, or even claims that we may be conducting business without required licenses and/or authorizations thereunder in certain jurisdictions. We may be subject to increased scrutiny by regulatory authorities in certain instances where such regulatory authorities incorrectly attribute our jurisdiction of organization or corporate structure to that of a different country or entity than our actual jurisdiction of organization or corporate structure, which can enhance risks related to regulatory oversight in certain countries due to potential geopolitical tensions. We may also be subject to increased reputational risk, or scrutinized for compliance with labor, social security or tax requirements in connection with certain of our employment practices in different jurisdictions. In addition, we cannot assure you that laws and regulations applicable to us, the products that we offer, and our customers, will not be modified or interpreted in ways that could adversely affect our business.

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

We may seek to develop products to provide for payment solutions in connection with cryptocurrencies, including settling payments with cryptocurrencies. We may have also processed (not knowingly or intentionally) and may continue to process payments in standard currencies for merchants, which payments may be used to purchase or sell cryptocurrencies. Finally, we may directly use cryptocurrencies/stablecoins as an alternative means for settling certain foreign exchange transactions, including the inbound or outbound transfer of funds from, or to, emerging markets. Cryptocurrencies represent a new and rapidly evolving industry that is subject to a high degree of uncertainty, due to, among other things, a changing landscape in the adoption and use of cryptocurrencies, limited operating histories of many cryptocurrency networks, government and quasi-government regulation of cryptocurrencies and their use, restrictions on or regulation of access to and operation of applicable blockchain and distributed ledger technology or systems that facilitate cryptocurrency issuance and trading, the taxation, and tax-related reporting, of transactions involving cryptocurrencies, the maintenance and development of the open-source software protocols of certain blockchain networks used to support cryptocurrencies, changes in consumer demographics and public tastes and preferences, the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies, and general economic conditions and the regulatory environment relating to digital assets. If we are to develop payment solutions in connection with cryptocurrencies, including settling payments that may be used to purchase or sell cryptocurrencies and settling payments with cryptocurrencies, or if we may have processed (not knowingly or intentionally) payments that may be used to purchase or sell cryptocurrencies and may continue to process such payments, including the purchase of cryptocurrency as an alternative way for inbound or outbound transfers of funds from, or to, the emerging markets, we may be subject to additional regulatory risks, money laundering and terrorism financing compliance risks, as well as risks in product development related to the factors described above. There can be no assurance that we will be able to effectively assess the evolving regulatory landscape relating to cryptocurrencies, or that we will be able to successfully develop effective services in connection with cryptocurrencies, and any efforts to develop such services could be unsuccessful, or effectively address risks related to potential improper use of our payments' platform for processing payments involving cryptocurrencies, including through the potential use of our payments' platform by merchants to provide for purchases or sales of cryptocurrencies, and processing payments with cryptocurrencies, as an alternative method for the inbound or outbound transfer of funds from or to emerging markets, with an adverse effect on our business and results of operations.

In connection with such payment solutions, or the alternative to foreign exchange operation as a new product for the inbound or outbound transfer of funds, we may engage with, and enter into agreements with, crypto brokers. Notwithstanding that we do not receive from or pay to end users and merchants in crypto currencies, the crypto brokers may use crypto currencies in order to provide their services to us, including in connection with foreign exchange operations. These crypto brokers may lose their ability to operate, including due to regulatory changes, or by loss of their licenses, they may become insolvent or subject to bankruptcy proceedings, or they may commit fraud or otherwise cease to provide services or fail to pay amounts owed to us when due. Any such consequences could have an adverse effect on our business and results of operations. For example, in early November 2022, we used the services of a third party crypto broker to manage the expatriation of certain funds. As a result of bankruptcy proceedings affecting this crypto provider in November

2022, we have been unable to withdraw US$5.6 million that we had temporarily deposited in the crypto exchange in connection with an expatriation of funds. As of the date of this annual report, these deposits have not yet been recovered, and have been included in the loss allowance described in note 17 to our financial statements included in this annual report.

We are exposed to fluctuations in foreign currency exchange rates.

We are exposed to currency risk on monetary amounts denominated in currencies other than our functional currency (the U.S. dollar), primarily the Brazilian real, Chilean peso, Mexican peso, Euro, Argentine peso, Egyptian pound, and Nigerian naira, which have historically experienced significant devaluations. Since our financial statements are denominated in U.S. dollars, the strengthening or weakening of the U.S. dollar against these currencies may expose us to translation risk when the local currency financial statements for our subsidiaries or when the results of local transactions in such jurisdictions are translated to U.S. dollars. Additionally, as the functional currencies of our entities in emerging markets are the respective local currencies of those countries, our monetary positions in U.S. dollars in those countries may also expose us to currency risk. Furthermore, in connection with providing services in multiple currencies, we generally set applicable foreign exchange rates for every pay-in and pay-out transaction processed. We may face financial exposure or could be subject to disputes with our merchant customers if our customers do not agree with the applicable foreign exchange rate we set or if we incorrectly set applicable foreign exchange rates in our cross-border business or as a result of fluctuations in foreign exchange rates between the times that we process payment transactions in local currencies and convert them to U.S. dollars. Given that we also hold certain clients and our own funds in non-U.S. dollar currencies, our financial results are affected by the translation of these currencies into U.S. dollars. While we may take certain measures intended to manage our foreign exchange risk, including by minimizing monetary balances held in local currencies in developing countries (e.g. both by choosing in certain cases to accelerate the receipt of our receivables with processors and acquirers where possible and by transferring any excess funds to operating companies in the European Union and the United Kingdom) and engaging in hedging transactions, fluctuations in foreign exchange rates, particularly sharp devaluation of local currencies, could nevertheless have a significant impact on our business, financial condition and results of operations. See also “—Exchange controls and other restrictions on the movement of capital out of certain jurisdictions or otherwise affecting our settlement transactions or our subsidiaries’ ability to pay dividends or make other payments to us may have a material adverse effect on our results of operations and financial condition.”

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

There can be no assurance that we currently hold or will be able to obtain or maintain any of the required regulatory licenses, registrations, certifications and regulatory approvals in the jurisdictions or industry verticals in which we operate, or may in the future operate, or that the exemptions from licensing or registration upon which we rely will remain available. We may not be compliant with licensing or registration requirements in certain jurisdictions where we operate including, but not limited to, in respect of money remittances. To the extent that we use structural arrangements designed to remove our activities from the scope of applicable regulation or other licensing requirements in the jurisdictions in which we operate, there can be no assurance that these structural arrangements will remain effective as applicable laws continue to evolve or that the applicable regulatory bodies will view our activities as compliant. The adoption of new statutes or regulations, changes in regulators’ interpretation of existing statutes or regulations, or disagreements by regulatory authorities with our interpretation of such statutes or regulations, could subject us to registration or licensing or limit business activities until we are appropriately licensed. These occurrences could also require changes to the manner in which we conduct certain aspects of our business. In addition, even where we maintain regulatory licenses, certifications and/or regulatory approvals or are able to operate in reasonable reliance upon exemptions or based on legal interpretation, there may be substantial costs and potential regulatory determinations, interpretations or changes associated with maintaining such licenses, certifications, registrations and approvals or in maintaining eligibility for such exemptions, and we could be subject to fines or other enforcement action if we violate applicable requirements. Regulatory compliance could result in substantial cost and delays in the provision of our payment services, or could require significant or costly operational changes to comply with applicable licenses or to implement remedial measures. Regulatory laws and standards governing our licenses are subject to change or to varying interpretations, in many cases due to lack of specificity or due to the uncertain nature of their application to a new business such as ours.

In a number of emerging markets, regulations applicable to financial institutions with business models similar to ours are being considered or in the process of being implemented. Moreover, it is not always clear how such laws and regulations apply to our business, including, without limitation, due to the fact that some of these laws were adopted prior to the advent of the internet, mobile and related technologies, and as a result, do not contemplate or address the unique issues of the internet and related technologies, which may be especially relevant in the context of the payments industry in which we operate. As a result, the actions required to comply with licensing regulations may evolve over time as new guidance is provided by supervisory authorities and the interpretation of requirements by supervisory authorities and courts may be further clarified over time. In addition, in certain jurisdictions, companies engaged in our types of business could be required to maintain a higher minimum authorized capital than other companies. We may be unsuccessful in our efforts to comply with, or assess, existing or evolving regulatory interpretations applicable to licenses, authorizations and applicable regulations in the jurisdictions in which we conduct business, including as a result of our rapid growth and lack of familiarity with the regulatory requirements applicable to new jurisdictions (see “—Because we are a multinational company conducting a complex business in many markets worldwide, we are subject to legal, reputational and operational risks, as well as a broad array of local legal and regulatory requirements that could adversely affect our operations,” “—If we fail to manage our growth effectively, our business could be harmed” and “—Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate, and operational risks could adversely affect our consolidated results of operations”). Failure to comply with relevant regulations, directly and indirectly (including in markets in which our services are carried out through local third-party processors or collection agents or where we may be deemed to be subject to regulatory requirements applicable to our customers), could subject us to fines or penalties or force use to discontinue operations in certain jurisdictions which would have a material adverse effect on our business, financial condition and results of operations.

Although we have the authorizations and licenses referred to above, we currently process payments in 40 countries and territories, and we are not licensed in certain of these jurisdictions. Our understanding, in general, is that we are not conducting regulated activities in certain of these other jurisdictions, or we can rely on certain exemptions, or we can work via collaboration with local licensed partners, or we are working toward remediation. However, local regulators in these jurisdictions may reach a different understanding and, as transaction volumes increase and/or any related matter may be brought to our attention by local regulators, we expect to seek advice from external counsel in respect of local requirements on a case-by-case basis, as applicable.

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

If we were found to be in violation of any current or future regulations, or to have previously been in breach of any regulation, in any countries from which we accept merchants or customers, including as a result of any failure by our employees to adhere to our established internal controls, including in respect of appropriate communications channels, or failure by our employees to apply correctly our anti-money laundering procedures, this could result in a requirement for future compliance, fines, other forms of liability, increased legal fees and expenses and/or force us to change business practices or to cease operations altogether, and we, our directors, executive officers or employees may also be exposed to a financial liability, civil or criminal liability, any of which could have a material adverse effect on our results of operations, financial condition and future prospects.

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

We carry out our business operations through entities in multiple foreign jurisdictions. As such, we are required to file corporate income tax returns that are subject to foreign tax laws. The foreign tax liabilities are determined, in part, by the amount of operating profit generated in these different taxing jurisdictions, as well as by other factors such as the internal services we provide within certain jurisdictions. Our effective tax rate, earnings and operating cash flows could be adversely affected by changes in the mix of operating profits generated in countries with higher statutory tax rates as well as by the positioning of our cash balances globally. or the internal services we provide in certain jurisdictions. If statutory tax rates or tax bases were to increase or if changes in tax laws, regulations or interpretations or in our business operations were made that impact us directly, our effective tax rate, earnings and operating cash flows could be adversely impacted.

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

We are subject to laws relating to the collection, use, storage and transfer of the personal data of our service providers, end user, employees and clients, including in respect of personal financial information.

Several jurisdictions have implemented new data protection regulations, and others are considering imposing additional restrictions or regulations. We expect data protection regulations to continue to increase both in number, complexity and in the level of stringency. The entry into force of the General Data Protection Regulation (EU) 2016/679, or the GDPR, in the European Union prompted various Latin American countries to begin processes to reform their data protection regimes. For example, Brazil has implemented a comprehensive data protection regulation intended to mirror the GDPR called the Lei Geral de Proteção de Dados, or LGPD, and also has a Bank Secrecy Law (Complementary Law No. 105) that applies to certain regulated entities. In addition, certain of our global enterprise merchants may be subject to data protection regimes or subject to enhanced scrutiny of data protection practices by the applicable regulatory authorities, which could impact their operations and indirectly impact their business with us. In many cases, data protection regulations have strict measures regulating both the transfer of data externally, and also the storage and transfer of data internally among our employees in the course of their work and among our subsidiaries and affiliates. Moreover, these regulations may have conflicting and/or inconsistent requirements, and compliance with one data protection regime does not necessarily entail compliance with another data protection regime, and compliance with one data protection regime could potentially create conflicts in compliance with another data protection regime. In particular, we may transfer data across jurisdictions in the ordinary course of our operations, and we may not be able to ensure compliance with all applicable data protection regulations in all jurisdictions at all times. Any failure to comply with applicable data protection regimes could subject us to significant penalties and negative publicity, which could have a material adverse effect on our business, financial condition, reputation before our merchants and providers, and results of operations.

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

In addition, we rely heavily on Amazon Web Services, or AWS, as well as Google Cloud and Microsoft Azure to provide cloud computing, storage, processing and other related services. Any disruption of or interference with our use of these services could negatively affect our operations and seriously harm our business. These cloud services have experienced, and may experience in the future, interruptions, delays or outages in service availability due to a variety of factors, including infrastructure changes, human or software errors, hosting disruptions and capacity constraints. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud and/or security attacks. The level of service provided by AWS, or regular or prolonged interruptions in the services provided by AWS, could also impact the use of our services by our merchant customers and could harm our business and reputation.

We face credit and liquidity risks from our agents and third-party processors, acquirers, collection agents and merchants that could adversely affect our business, financial condition, results of operations, and cash flows.

Our payment processing services are carried out through local third-party processors, acquirers and collection agents. For the year ended December 31, 2022, approximately 1% of our TPV was processed by collection agents that are owned either by our employees or certain of our directors, and in 2021, approximately 3% of our TPV was processed by collection agents that are owned either by our employees or certain of our directors. We have arrangements with more than 100 third party processors, acquirers and collection agents, and the top ten processed 51% of our TPV during the year ended December 31, 2022, and 41% of our TPV in 2021. These processors collect funds from consumers and are required to pay the proceeds from these transactions to us. As a result, we have credit exposure to these processors and acquirers. We are not insured against credit losses in connection with our exposure to these third-party agents. If a processor or acquirer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay amounts owed to us when due, we must nonetheless process the payment transaction for the benefit of our merchant customers and the end consumers. For example, in 2019 we were prevented from collecting from a collection agent, which resulted in a loss of US$492 thousand, representing 0.01% of the aggregate TPV for that period. More recently, in November 2022, we have been unable to withdraw US$5.6 million that we had temporarily deposited in the crypto exchange in connection with an expatriation of funds, due to bankruptcy proceedings affecting the crypto exchange. As of the date of this annual report, these deposits have not yet been recovered, and have been included in the loss allowance described in note 17 to our financial statements included in this annual report.

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

Our business depends on our reputation and our ability to attract and retain merchant clients could be adversely affected due to events or conditions that damage our reputation or the confidence in our services.

We believe that market awareness of our reputation and confidence in our services has contributed significantly to the success of our business. Maintaining and enhancing our reputation is crucial to our efforts to maintain and grow our business with our merchant clients. Failure to maintain and enhance our reputation and confidence in our payment processing services could have a material adverse effect on our business, operating results and financial condition. If our merchant clients fail to distinguish our services from our competitors or lose confidence in our services, this may lead to a decrease in our processing volumes and therefore a decrease in our TPV and revenues. Our reputation may be negatively affected by a number of factors, including factors outside of our control, such as being the subject of adverse market reports, claims or litigation, regardless of merit or eventual outcome, improper or illegal use of our platform by third parties, cybersecurity attacks, failures of information technology, changes in the political and social perception of running a business out of a tax-friendly jurisdiction (such as Malta) or failure to adequately deal with fraudulent transactions, among other matters. If we are unable to enhance our reputation or if our merchant clients’ confidence in our services is negatively impacted, our business and results of operations could be materially and adversely affected.

We are subject to economic and political risk, the business cycles and the overall level of economic activity, which could negatively impact our business, financial condition and results of operations.

The electronic payment industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits, particularly in the emerging markets in which we operate. A sustained deterioration in general economic conditions, including as a result of the COVID-19 pandemic or the war between Russia and Ukraine, that could lead to a rise in unemployment rates, or increases in interest rates or changes in foreign exchange rates, may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments. A reduction in the amount of consumer spending, whether due to continued job losses, foreclosures, bankruptcies, higher consumer debt and interest rates, changes in foreign exchange rates, reduced access to credit, lower consumer confidence, or economic uncertainty, could result in a decrease in our revenue and profits. If consumers decrease their level of spending, our merchants make fewer sales of their products and services using electronic payments or people spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue, which would significantly harm our business.

On February 24, 2022, Russia launched a large-scale military action against Ukraine, triggering an ongoing humanitarian crisis in Europe as well as volatility in financial markets globally, heightened inflation, shortages and increases in the prices of energy, oil, gas and other commodities. In response, several countries, including the United States, the European Union member states, the United Kingdom and other members of the United Nations, have imposed severe sanctions on Russia and Belarus. The continuance or escalation of the conflict, including the extension of the conflict to other countries in the region, could lead to further increases in energy prices and heightened inflationary pressures, which in turn could lead to further increases in interest rates. In addition, the conflict has exacerbated supply chain problems, particularly to those businesses most sensitive to rising energy prices. While we do not have a presence in Russia and Ukraine, the impact of the ongoing war between Russia and Ukraine and the sanctions imposed on global markets and institutions, the impact on macroeconomic conditions generally, and other potential future geopolitical tensions and consequences arising from the conflict remain uncertain and may lead to a deterioration of macroeconomic conditions globally and in the markets in which we operate, as well as increased volatility in financial markets.

As a result, our businesses, results of operations and financial position could be adversely affected by any of these factors, directly or indirectly, arising from the ongoing war between Russia and Ukraine.

There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries, and have implemented or proposed to implement tariffs on certain imported products. Tensions have also arisen between the United States and China over the future of Taiwan. In addition, the United States has begun threatening increased oversight and restrictions on certain popular mobile apps and platforms based in China due to data privacy and national security concerns. Sustained tension between the United States and China over trade policies or in respect of data privacy or national security could significantly undermine the stability of the global economy or could adversely affect our ability to operate with certain merchant clients. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term or on our business.

We may be subject to the Economic Substance Regime in the Cayman Islands, which may adversely impact us or our operations.

On December 27, 2018, the Cayman Islands published The International Tax Co-operation (Economic Substance) Act (As Revised) and The International Tax Co-operation (Economic Substance) (Prescribed Dates) Regulations (As Revised) (together, the “Initial Act”). The Initial Act was amended by several amendment regulations, which were subsequently consolidated into the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Economic Substance Act”). The Economic Substance Act is supplemented by the issuance of related Guidance on Economic Substance for Geographically Mobile Activities, Version 3.2, which was issued in July 2022. We may be subject to the Economic Substance Act. Given the Economic Substance Act was only recently enacted, and our business activities and operations may change from time to time, it is difficult to predict what impact the adoption of the Economic Substance Act could have on us and our subsidiaries. For example, compliance with any applicable obligations may create significant additional costs that may be borne by us or otherwise affect our management and operation. We will continue to consider the implications of the Economic Substance Act on our business activities and operations and reserve the right to adopt such arrangements as we deem necessary or desirable to comply with any applicable requirements. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the

Economic Substance Act.

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

We were exposed to a third-party fraud incident affecting our operations in Colombia in 2020 that resulted in certain funds being withdrawn from our accounts, which were subsequently reimbursed by our bank upon concluding its review and therefore did not lead to an adverse financial impact on us. Criminals are using increasingly sophisticated methods to engage in illegal fraudulent activities. We also face risks and increasingly receive complaints from buyers and sellers who may not have received the goods, or have not received the goods that were advertised, that they had contracted to purchase or payment for the goods that a buyer had contracted to purchase that was paid for using our platform, including as a result of merchant fraud or user fraud, which may subject us to reputational damage and adversely affect our brand and business. In addition, in some of the jurisdictions where we operate, regulatory authorities or courts may freeze or block access to our accounts in response to consumer complaints, which may have a material adverse effect on our business and financial condition.

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

Our payments platform and related payment solutions are susceptible to potentially illegal or improper uses. These may include transactions relating to illegal online gambling, adult content, unregulated trading of cryptocurrencies, fraudulent sales of goods or services, illicit sales of controlled substances, software and other intellectual property piracy, money laundering, terrorist financing, bank fraud, child pornography, human trafficking, prohibited sales of alcoholic beverages or tobacco products, securities fraud, pyramid or Ponzi schemes, or the facilitation of other illegal or improper activity. In certain cases, we have identified transactions by certain merchants that employed means to disguise the illegal or improper origin or nature of their transactions in order to access our platform and make use of our services. Further, certain of our PSP clients or wallet clients may be engaged in transactions that may be difficult to monitor and could expose us to additional liabilities. Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and a merchant may be found responsible for intentionally or inadvertently importing or exporting illegal goods, or rendering illegal services, resulting in liability for us. Owners of intellectual property rights or government authorities may seek to bring legal action against providers of payments solutions, including us, that are peripherally involved in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm our business.

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

Any illegal or improper use of our platform could lead to fines or other penalties by governmental authorities or payment providers, as well as reputational harm and the potential loss of key banking and other relationships, and any resulting liabilities, loss of transaction volume or increased costs could materially harm our business, financial condition and results of operations.

Use of our payments services for illegal purposes may materially and adversely affect our business, financial condition, results of operations and prospects and as we are subject to anti-money laundering, anti-terrorism, anti-corruption and sanctions regulations, failure to comply with these regulations may lead to administrative sanctions, criminal penalties, loss of key banking and other relationships and/or reputational damage.

We are subject to laws aimed at preventing money laundering, corruption and the financing of terrorism. This regulatory landscape is constantly changing, including as a consequence of the implementation of the Fifth Anti-Money Laundering Directive (Directive (EU) 2018/843, “MLD5”). For example, the MLD5 introduces enhanced requirements on the verification of ultimate beneficial owners. In the United States, as a registered money services business, we are subject to anti-money laundering laws and regulations, including the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, or the BSA. Among other things, the BSA requires money services businesses to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records. Monitoring compliance with anti-money laundering and anti-corruption and sanctions rules can impose a significant financial burden on banks and other financial institutions, and on us, and requires significant technical capabilities. A failure to adhere to such compliance requirements may lead to administrative sanctions, criminal penalties, loss of key banking and other relationships and/or reputational damage. In recent years, enforcement of these laws and regulations against financial institutions has become more stringent, resulting in several landmark fines against financial institutions and reputational damage.

We are focused on providing trusted services to our customers and ensuring that data and confidential information is transmitted and stored securely. Combating money laundering and fraud is a significant challenge in the online payment services industry because transactions are conducted between parties who are not physically present, which in turn creates opportunities for misrepresentation and abuse. Criminals are using increasingly sophisticated methods to engage in illegal activities such as identity theft, fraud and paper instrument counterfeiting. Online payments companies are especially vulnerable because of the convenience, immediacy and in some cases anonymity of transferring funds from one account to another and subsequently withdrawing them, including through the use of cryptocurrencies. Our payments services may be a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Allegations of fraud may result in fines, settlements, litigation expenses, loss of key banking and other relationships, financial and reputational damage.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.

We operate in jurisdictions that have a high risk for corruption, and we are generally subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations, including the Brazilian Anti-Corruption Act, or the Clean Company Act and the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA and the Proceeds of Crime Act prohibit corporations and individuals from engaging in improper activities to obtain or retain business or to influence a person working in an official capacity. Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. Applicable money laundering regulations require firms to put preventative measures in place and to perform know-your-customer procedures, including conducting customer identification and verification and undertaking ongoing monitoring. In addition, regulations require companies to keep records of identity and to train their staff on the requirements of the relevant money laundering regulations. Although we have a compliance program focused on the anti-corruption, anti-bribery and anti-money laundering laws, rules, and regulations that we believe are applicable to our business, we may still be subject to a requirement to change various aspects of our business or the manner in which we carry out our business in certain countries, or to fines, injunctions or other penalties levied by regulators in one or more jurisdictions. For example, a regulator in Malta has recently reviewed our anti-money laundering compliance practices, and has requested that we implement certain remedial measures to enhance our risk assessment methodology, our customer onboarding process, our corporate review and oversight of our anti-money laundering policies, our transaction monitoring policies and procedures, and our oversight and documentation of outsourcing arrangements. Failure to implement these remedial measures could result in fines and other penalties. Violations of the anti-corruption, anti-bribery and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as severe reputational harm and the loss of our banking or other relationships.

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

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion. If the disclosure relates to criminal conduct or money laundering, the knowledge or suspicion must be reported to the Financial Reporting Authority of the Cayman Islands (the “FRA”), pursuant to the Proceeds of Crime Act (as revised) of the Cayman Islands. If the disclosure relates to involvement with terrorism or terrorist financing and property the knowledge or suspicion must be reported to a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands.

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

Presently, several of our functions are performed using a number of different information systems that are not fully integrated. In part because of this, we rely on certain manual processes and controls that are performed by individuals rather than automated systems. Accordingly, some of our treasury, accounting and business assurance operations, for instance, require us to perform many manual reconciliations and other manual steps, which result in a higher risk of errors, including errors in the pay-out amount to the beneficiaries, duplicate payments to our merchants in settlement transactions or to our merchant beneficiaries in our payout transactions and errors in our fees, foreign exchange rates, withholding and other tax calculations, which could involve material amounts. Manual steps also increase the probability of control deficiencies and material weaknesses.

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

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Starting in 2022, we are required to perform system and process evaluation and testing of our internal controls over financial reporting, allowing management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identify material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline, and we may be subject to investigations or sanctions by the SEC, or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

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

We are subject in certain jurisdictions where we have operations, such as Argentina, Brazil, India, South Africa, Nigeria and Morocco, to the risk that regulatory authorities in or outside such jurisdictions may impose exchange controls or restrictions on the movement of capital, including on transactions involving transfers of funds from such jurisdictions, as well as restrictions on repatriation of funds or repatriation of profits on subsidiaries from such jurisdictions, which may restrict the amount of funds that can be transferred or dividends that can be paid upstream to us from such jurisdictions. For example, in certain jurisdictions, such as South Africa, Nigeria and Morocco, we must obtain regulatory approval prior to the repatriation of funds from these jurisdictions. As of December 31, 2022, we had funds in the aggregate amount of $14.0 million that were subject to regulatory approval prior to repatriation from these jurisdictions. We are in the process of obtaining applicable approvals in these jurisdictions, though there can be no assurance that such approvals will be obtained in a timely manner, or at all, or that we will timely obtain approvals in jurisdictions where we may seek to operate in the future. In addition, the Argentine economy has experienced a balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of companies to convert local currencies into foreign currencies and imposing other exchange controls. During 2022, the Argentine central bank unexpectedly limited the amount of funds that could be expatriated from Argentina, based on the volumes expatriated in previous years which created certain operational problems until we were able to reach a resolution with the central bank. Similar actions may occur in the future, including by central banks of other countries, and we may not be unable to adequately address such restrictions. From time to time, we net funds, which could be challenged by regulators due to foreign exchange controls and in some cases we may use alternative expatriation channels, including through the use of crypto currencies, which may create additional risks (see —“Developing new payment solutions involving cryptocurrencies and settling payments that may be used to purchase or sell cryptocurrencies could subject us to additional risks”). These restrictive exchange control measures prevent or severely restrict the access to exchange for foreign currencies, such as U.S. dollars and the ability to remit them out of the country (which measures include prior approval by the local central bank, which may be denied at its discretion) and also restrict the ability to hold foreign currency in cash within the relevant jurisdiction. If we are unable to transfer such amounts from such jurisdictions when and as needed, we will remain subject to foreign exchange risk relating to such retained funds denominated in local currencies (including merchant funds held by us), to the extent we cannot convert such funds into other currencies (whether as a result of foreign exchange restrictions in such jurisdictions, or any restrictions on transferring funds out of such jurisdictions), which may adversely impact our ability to settle such transactions and subject us to significant foreign exchange risk, which could have a material adverse effect on our results of operations, liquidity and financial condition. See “—We are exposed to fluctuations in foreign currency exchange rates,” and “—Our working capital needs may grow in excess of our cash generation capabilities, which may cause a decline in our cash and cash equivalents.” Moreover, as a holding company, we require dividends and other payments from our subsidiaries to meet cash requirements.

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

We may from time to time acquire or invest in complementary companies or businesses, which may subject us to additional risks. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business and the transaction structure. We cannot assure you that acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction or that we may not be subject to additional contingencies, including additional tax liability, in respect of certain transactions. Furthermore, we may not effectively integrate these acquisitions with our current business, including their personnel, financial systems and operating procedures, or be able to retain their key customers, in each case especially if they operate in different platforms. The costs of integrating any acquired business may harm our operating results. Moreover, unforeseen operating difficulties may arise and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. In addition, we may acquire businesses or assets that may not be fully compliant with applicable regulatory regimes. If we fail to integrate acquisitions successfully or inadequately diligence and obtain appropriate indemnity coverage for such acquisitions, we could be subject to unforeseen costs, reputational damage and our business could suffer. In March 2021, we signed an agreement with an effective date as of April 1, 2021, to acquire certain assets (primarily merchant agreements) from a payment service provider that provides local payment services in certain emerging markets in Latin America. We have applied for an exemption from associated taxes arising from the transaction in Malta. In addition, we are in the process of completing the novations of all the merchant contracts between such merchants and our affiliates. However, a small portion of the customers did not agree to novate their merchant contracts to our affiliates. Unless and until these contracts are novated, they may be subject to increased regulatory oversight risk, which could lead to fines or penalties for the current payment provider in respect of such contracts, which could adversely affect the assets we acquired, thus indirectly affecting us. We may also in the future be involved in potential conflicts with the selling shareholders of acquired companies, which could adversely affect our business.

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

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, intellectual property, tax or regulatory events, involving our clients, suppliers, consumers, as well as competition, government agencies (including central banks) and tax authorities, particularly with respect to civil, tax, financial, foreign exchange, and labor claims (including employee lawsuits). Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Also, we currently are, and may in the future be, party to one or more securities class actions regarding our registration statement on Form F-1 in connection with our initial public offering and other related reports. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our capacity to pay or applicable indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business, as well as cause us reputational harm in case such issues become public. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings.”

We could incur certain labor liabilities in connection with the outsourcing of certain of our operations to independent contractors and staffing companies, which could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to independent contractors and staffing companies in order to adapt to different market customs and practices and to maintain a flexible cost base. As of December 31, 2022, dLocal had approximately 41 independent contractors and 68 individuals contracted through staffing companies, which we refer to collectively as contractors. During 2022, we hired certain employees that we had previously engaged as independent contractors. And while we have implemented policies regarding compliance with labor and social security obligations by our contractors, we cannot assure that our contractors will abide by their obligations or that local authorities in each market where we have operations will not impose additional labor related taxes or charges in connection with the contracts we have in force with such contractors, nor that contractors will not initiate legal actions to seek indemnification from us based on applicable labor laws and court ruling in the jurisdictions in which we engage independent contractors for a portion of our operations. In certain jurisdictions, we may be held jointly and severally liable with the staffing and payroll companies that we use. If we were to incur material labor liabilities in connection with outsourcing certain operations to independent contractors, such liabilities could have an adverse effect on our financial condition and our results of operations.

We may be subject to unexpected claims and liabilities and reputational risk arising from our former operations as a division of, or as a result the services we currently provide to, AstroPay.

Prior to August 1, 2018, we operated as a division of AstroPay, a global payment solutions provider with operations in emerging markets. On August 1, 2018, our business was separated from the business of AstroPay and its then-affiliated entity, Directa24, pursuant to a separation agreement. While we operated our business as a distinct division of AstroPay prior to the separation (and the separation agreement includes a mutual discharge provision related to claims against each other), we may still be subject to unexpected claims and liabilities relating to, arising out of or resulting from the separation, including, but not limited to, liabilities arising from the carve-out of our operations from AstroPay, and/or claims from third parties as a result of our status as a legacy operation of AstroPay. Moreover, while the separation agreement sets forth certain non-compete and non-solicitation agreements for both parties, these provisions shall lapse the earlier of (1) two years from the consummation of a change of control transaction which constitutes a sale of 100% of the issued share capital of either party or (2) three years from the consummation of any other change of control transaction of either party. Directa24 ceased to be an affiliated entity of AstroPay and DLocal on December 30, 2021. We are subject to competition from AstroPay in certain industry verticals and may become subject to competition across all industry verticals in the future upon the expiration of such non-compete and non-solicitation clauses. We are also subject to reputational risk related to our prior operations as a division of AstroPay and potential misattribution of our operations to those of AstroPay, and beginning in 2022 we began processing payments for certain AstroPay customers and provide card issuing and payment processing services to AstroPay, which could subject us to additional reputational and other risks. For the year ended December 31, 2022, revenues from Astropay represented 0.3% of our total revenue.

AstroPay processes payments for merchants operating in online gambling, forex, binary options or adult entertainment verticals. These activities do not have a clear legal framework in many jurisdictions and could be considered illegal in some of the jurisdictions where AstroPay operates, thereby exposing the company to potential civil and criminal sanctions in one or more of the territories where it operates in the foreseeable future. AstroPay’s main markets are Brazil, India and Latin America generally. Our controlling shareholders are the same controlling shareholders of AstroPay. In addition, prior to January 1, 2016, our chief executive officer was the chief executive officer of AstroPay. As of the date of this annual report, our chief executive officer had divested all of the equity interest he previously held in AstroPay.

Merchant customers or the market generally may continue to associate our operations with the operations of AstroPay. We may also be perceived to be associated with AstroPay due to partial overlap of our existing shareholder group with the shareholders of AstroPay. Finally, certain of our directors and officers were formerly associated with AstroPay and/or Directa24 and/or continue to hold an ownership interest in AstroPay, and their prior association with and current interest in AstroPay may be imputed to us. Any perceived reputational shortcomings of AstroPay may reflect poorly on us, whether or not justified, which could have an adverse effect on our reputation and adversely affect our business, financial condition and results of operations.

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

We are dependent upon the ability and experience of our chief executive officer, our chief financial officer, our president and chief operations officer and our chief technology officer, who have substantial experience with our operations, the rapidly changing payment processing industry, and emerging markets. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including key executive officers, could have a material adverse effect on our business, financial condition, and results of operations.

In a dynamic industry like ours, the ability to attract, recruit, develop and retain qualified employees is critical to our success and growth. If we are not able to do so, our business and prospects may be materially and adversely affected.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. In addition, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors, particularly in the technology business. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, including option grants, which could adversely affect our profitability. We cannot assure that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. In addition, we may experience employee turnover for various reasons, including due to lack of cultural fit or inability to meet expectations. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition, and results of operations.

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

While the TCA regulates a number of important areas, significant parts of the UK economy are not addressed in detail by the TCA, including in particular the services sector, which represents the largest component of the UK’s economy. A number of issues, particularly in relation to the financial services sector, remain to be resolved through further bilateral negotiations, which have not been formally agreed yet. As a result, the new relationship between the UK and the EU could in the short-term, and possibly for longer, cause disruptions to and create uncertainty in the economy, which could in turn result in reduced corporate transactional activity. Under the TCA, certain passporting rights with respect to the provision of financial services remained in effect until December 31, 2021, though applicable EU payment and/or e-money institutions (including our subsidiaries) were required to apply to operate under a temporary regime to continue providing regulated services in the UK after December 31, 2020. While we were granted the right to operate under the temporary regime, the implementation of the TCA agreement could potentially disrupt the markets we serve and we cannot assure that we will be able to obtain the relevant licenses to operate in the UK once our temporary regime elapses. Although we have applied for the licenses required under the permanent regime, we are awaiting a final determination of the grant of this license. We are permitted to continue operating under the temporary regime pending determination regarding our license. In the event that our application for a license under the permanent regime is denied, we would also lose our ability to operate under the temporary regime. In that event, our ability to provide services in the UK may be disrupted until we are able to either obtain the relevant license or provide services through a third party licensed provider. There can be no assurance that we would be able to obtain a license or make satisfactory arrangements with any such third party provider. Any disruption of our business following Brexit could have an adverse effect on our business and financial condition.

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

We carry out substantially all of our business for merchants operating in emerging market countries, primarily Brazil, Mexico, Argentina and Chile. Our operations provided to merchants in Latin America account for a substantial portion of our business. Such operations accounted for 82%, 92% and 89% of our revenues, respectively, for the years ended December 31, 2022, 2021 and 2020. The concentration of the services we provide to merchants in these countries exposes us to risks related to the political, regulatory, economic and social conditions in these countries.

For example, in Argentina (which represented 19%, 21% and 32% of our Revenue in 2022, 2021 and 2020, respectively) the economy has historically experienced very high rates of inflation that have undermined the Argentine economy and the Argentine government’s ability to foster conditions for stable growth. High rates of inflation in Argentina have adversely affected economic activity and employment levels, real salaries, consumption and interest rates. In addition, as the Argentine fiscal deficit has increased and Argentine Central Bank reserves have decreased, the Argentine government has responded by increasing tax rates, and by reinstating foreign exchange controls, to which we may be subject in the emerging markets in which we operate. Moreover, in the past Argentina has experienced social and political turmoil, including civil unrest, riots, strikes and street demonstrations. Although we have generally been able to offset the heightened foreign exchange and exchange control risks in Argentina with higher overall fees on transactions conducted through our Argentine operations, the persistently poor economic conditions in Argentina, in particular the significant foreign exchange rate volatility of the Argentine peso and uncertainty regarding exchange control measures could have an adverse effect on our business, financial condition and results of operations. For example, during 2022, the Argentine central bank unexpectedly limited the amount of funds that could be expatriated from Argentina, based on the volumes expatriated in previous years which created certain operational problems until we were able to reach a resolution with the central bank. Similar actions may occur in the future, including by central banks of other countries, and we may be unable to adequately address such restrictions.

In addition, in Brazil (which represented 20%, 24% and 16% of our Revenue in 2022, 2021 and 2020, respectively), recent economic and political instability has led to a negative perception of the Brazilian economy, which could adversely affect us given the significant concentration of our TPV transacted by our merchants in Brazil. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration in Brazil. The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy, as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. Because a significant share of our business is carried out in Argentina and Brazil, ongoing political and social unrest and poor economic conditions and government measures taken in response thereto in Argentina and in Brazil could have an adverse effect on our business, financial condition and results of operations.

In Mexico (which represented 16%, 14% and 13% of our Revenue in 2022, 2021 and 2020, respectively) the Mexican government exercises considerable influence over many aspects of its economy. Our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, changes in the financial, governance and operating structure of state-owned enterprises and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate and fee caps, as well as tax policies. The economy of México has experienced significant volatility in past decades, characterized, in some cases, by slow or regressive growth and contraction, declining investment and high inflation. According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), and the Mexican Central Bank, in 2020, GDP decreased 8.5% in the context of the COVID-19 pandemic and inflation reached 3.15%. In 2021, GDP increased 5.0% and inflation reached 7.36% with the economy recovering partially from the pandemic. In 2022, GDP increased 3.0% and inflation reached 7.82%, as the economy continued to recover and inflation increased globally. As a result, the actions of the Mexican government concerning the economy and regulation of certain industries could have a significant effect on businesses with operations in Mexico, including us.

Further, in Chile (which represented 13%, 15% and 13% of our Revenue in 2022, 2021 and 2020, respectively) political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the enactment of Chile’s new constitution could adversely impact our business. Growing public concern over perceived social inequality led to a rise in social unrest beginning in October 2019. The social unrest caused commercial disruptions throughout the country. After three weeks of nationwide protests, the Chilean government announced in November 2019 that it would initiate a process to draft a new constitution for Chile. When the government announced the process of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. Referendums on the new constitution have been held. The final text was finished by July 2022 and submitted to popular vote in September of that year, where 62% of voters rejected the proposed constitution amidst general criticism. In December 2022, the different political parties reached an agreement for a new constitutional process with a defined set of principles for the new constitution. The new constitutional process started in January 2023 with the enactment of the new law and will continue with the appointment of commissions in March, the election of the constitutional council on May 7, 2023 and a popular vote on a new draft constitution on December 17, 2023. No assurance can be given that any changes to the constitution or that disruptions in the political and economic climate in Chile will not adversely affect our business, financial condition or results of operations.

Inflation has increased recently throughout countries in Latin America, as a result of supply shocks that affected the price of foodstuff, climate events that hit electricity generation, disruption in supply chains and the depreciation of local currencies, among others. These inflationary pressures have persisted in early 2023.

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
•
labor and social security regulations;
•
public health crises, such as the COVID-19 pandemic, or other actual or threatened epidemics, pandemics, outbreaks, or other public health crises;
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
•
future sales of our shares;
•
investor perceptions of us and the industries in which we operate; and
•
being the subject of adverse market reports, regardless of whether such reports have merit.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, including as a result of third party reports, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

Techniques employed by short sellers may drive down the market price of our common shares, negatively impact our business operations and/or generate non-meritorious litigation.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers seek to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement securities, as short sellers hope to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the securities to decline, certain short sellers publish, or arrange for the publication of, negative research reports and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, created downward pressure on the price of the relevant securities.

We have been the subject of negative publicity by a short seller. It is not clear what long-term effect such negative publicity could have on us and/or whether we will continue to be subject to short seller attacks from time to time in the future. If we were to become the subject of any additional unfavorable allegations, even when such allegations are untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. For example, in response to the prior short seller report, we invested significant resources and time, including undertaking both internal and external reviews. While we would prefer to strongly defend against any such short seller attacks, we may be constrained in the manner in which we can respond to any allegations due to applicable state or federal law, or issues of commercial confidentiality. Any future response to negative publicity from short sellers could be costly and time-consuming, and could divert management’s attention from our day-to-day operations.

Even if short seller allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our common stock and our business operations. Because of the nature of our business in processing payments, we depend significantly on our brand and on customer confidence in our services. As a result, such allegations may impact our revenues by damaging our reputation, confidence in our services and relationships with our existing customers and potential new customers. For example, we may need to offer more favorable terms to new or existing customers, such as shorter settlement cycles, or we may be required to deliver letters of credit as a condition to doing business with certain customers, or we could lose certain lines of credit (in each case either temporarily or permanently), which would have an adverse effect on our business. As a result, even allegations that lack merit may materially negatively impact the results of our operations.

We believe that the several class action securities claims, the first of which was filed against us on February 23, 2023, are in significant part a result of negative publicity by a short seller. For more information, see “Item 8. Financial Information―A. Consolidated Statements and Other Financial Information―Legal Proceedings”. With respect to these class action claims, we cannot predict the timing, outcome or consequences of such actions, and we cannot assure you that our defenses will be successful or whether we will be subject to any damages, or how much. Whether or not we prevail in such proceedings, we may incur significant expenses defending them, which may materially and adversely affect our financial condition and results of operations.

As of March 31, 2023, holders of our Class B common shares together own 45.63% of our outstanding common shares and 80.75% of corresponding voting rights, and have the power, as a group, to elect a majority of the members of our board of directors, which means that these shareholders, when acting in concert, have significant influence over matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

As of March 31, 2023, holders of our Class B common shares beneficially own 45.63% of our outstanding common shares and 80.75% of corresponding voting rights and all of our outstanding Class B common shares. As a result, these shareholders, when acting in concert, exercise significant influence over all decisions at our shareholders’ meetings. In addition, for so long as they hold our Class B common shares, such holders shall be entitled to appoint at least a majority of the members of our board of directors. They also, when acting in concert, have significant influence to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, our existing Class B common shareholders may exercise their voting power in a manner to cause us to make acquisitions that increase the amount of our indebtedness or outstanding common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of our Class B common shareholders on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They may, when acting in concert, be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

We have granted holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Under our Articles of Association, each holder of our Class B common shares is entitled to preemptive rights to purchase additional Class B common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which as of December 31, 2022, were 45.63% of our outstanding shares. The exercise by holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase.

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

The dual class structure of our common stock has the effect of concentrating voting control with Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments Ltd., Sebastián Kanovich (indirectly through Nordau Inc) and Jacobo Singer as the beneficial owners of the entirety of our Class B common shares; this limits or precludes your ability to influence corporate matters.

Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to five votes per share, so long as the total outstanding Class B common shares represent at least 10% of the total number of common shares (Class A and Class B) then outstanding. The beneficial owners of all of our Class B common shares are Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments Ltd., Sebastián Kanovich (our CEO (indirectly through Nordau Inc)) and Jacobo Singer (our President). See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Due to the five-to-one voting ratio between our Class B and Class A common shares, Andres Bzurovski Bay, IZBA SA, Aqua Crystal Investments, Sebastián Kanovich and Jacobo Singer will continue to exercise disproportionate voting power of our common shares and therefore be able to maintain significant influence over matters submitted to our shareholders so long as the total outstanding Class B common shares represent at least 10% of the total number of common shares (Class A and Class B) then outstanding.

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

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly now that we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

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

As a foreign private issuer we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants. See “Item 16G. Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

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

Our corporate affairs are governed by our Articles of Association, by the Companies Act(As Revised) of

the Cayman Islands (the "Companies Act") and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

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

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on the market price of our Class A common shares during 2022 and the composition of our income and assets, including goodwill, we believe that we were not a PFIC for our 2022 taxable year and we do not expect to become one in the foreseeable future. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (1) we hold and expect to continue to hold a substantial amount of cash, which is generally categorized as a passive asset; and (2) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

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

Item 4. Information on the Company

A.
History and development of the company.

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at dlocal’s website at www.dlocal.com and investor.dlocal.com.

Our accelerated pace of expansion

2016
$0.1B
8 countries
Regulatory license for EMI[1] And PI[2] in EU/EEA
Pay-in and Pay-out solutions
Pay-outs Dashboard
2017
$0.3B
+1 country
Marketplaces solution
Conversion improvement functionalities
Instatnt confirmation Cash Payments
Card tokenization
2018
$0.6B
+3 countries
API 2.0
Subscription payments
Smart fields
Direct APMs
2019
$1.3B
General Atlantic investment
+4 countries
Local-to-local
Invoice and payment information (India)
Pay-outs to digital accounts
Fraud solution 2.0
2020
$2.1B
+10 countries
Fraud Prevention API
Tax Manager
New merchant dashboard
Multi-currency settlement
Pay-outs through SFTP[3]
2021
$6.0B
+9 countries
IPO
Launched Issuing as a Service
Launched Defense Suite
2022
$10.6B
+5 countries
Launched new solution for Platforms
New Smart Router
Invoice Collection

Bars refer to TPV processed during each year

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

Since our inception, we have harbored global ambitions. We started with a single product to support a single payment method in one market, specifically pay-in cross-border payments in Brazil. Our early success empowered us to expand to other emerging markets, offering our services today in 40 countries including Mexico, Argentina, Brazil, Colombia, and Chile in Latin America; Nigeria, South Africa, Egypt and Morocco in Africa; and India, Indonesia and Turkey in Asia, among others.

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

Capital Expenditures

For a description of our principal capital expenditures over the years ending December 31, 2022, 2021 and 2020, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

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

Overview

dLocal is focused on simplifying and redefining the online payments experience in emerging markets. Through one API, one technology platform, and one contract, which we collectively refer to as the One dLocal model, we enable global enterprise merchants to get paid (pay-in) and to make payments (pay-out) online in a safe and efficient manner. Merchants on our platform consistently benefit from improved acceptance and conversion rates, reduced friction, and enhanced fraud prevention, which enables merchants to better serve nearly 2 billion potential combined internet users in the countries we serve. Our proprietary, fully cloud-based platform has the ability to power both cross-border and local-to-local transactions in 40 countries as of December 31, 2022. Our solutions are designed to be user-friendly and seamlessly adapted to our different countries and payment methods. We empower global merchants to expand their market reach by connecting them to consumers through more than 900 different local payment methods, including financial institutions, across different geographies. In addition, our proprietary technology architecture is designed to be highly scalable and flexible, enabling us to rapidly innovate in response to market demand, expand our services to new countries, and enhance our value proposition for our merchant clients. We believe that our product offering is the most comprehensive online payments infrastructure currently available for global enterprise merchants operating across emerging markets.

Since our inception, we have developed multiple new solutions for our merchants and are well-positioned to continue to innovate and be at the forefront of developments in payments technology. Our most recent solution, “dLocal for Platforms”, is an end-to-end payment solution that offers a range of services to help platforms manage their global payments more efficiently. By streamlining onboarding and verification, simplifying payment processing, and providing robust funds and platform management tools, our solution can help platforms reduce costs, improve cash flow, and enhance the overall customer experience.

Our focus on meeting merchants’ demands drives us to develop solutions that address the complex payments issues they face in emerging markets. For example:

•
To a leading global enterprise software company, we offer a reliable, country-specific solution that facilitates accepting payments in local currency, enabling the merchant to sell its suite of products and services in Nigeria.
•
For one of the largest video streaming companies in the world, we enable acceptance of local payment methods from viewers eager to access their content in Peru.
•
For a leading e-commerce marketplace in Latin America, we facilitated the onboarding and KYC/KYB of thousands of sellers, split payments, dynamic tax withholding, and settlement at scale in Argentina.
•
For one of the leading global internet search engines, we developed dynamic transaction routing capabilities in Brazil to automatically direct traffic to payments providers with the highest probability of success, thus enabling more reliable processing.

As global enterprise merchants continue to face payment complexities in both directions, they seek partners with demonstrated high acceptance rates and local capabilities for card processing, as well as high conversion rates for alternative payment methods (APMs), local expertise in foreign exchange (FX) management, compliance with local regulations, and tax and fraud management capabilities across relevant emerging markets. This contrasts with engaging providers they may already use in developed markets, where payment, infrastructure, and regulatory dynamics are different. Capitalizing on this opportunity, we have continued to expand our global presence with the goal of becoming the online payments partner of choice for global merchants in emerging markets.

We are an enterprise-focused company targeting large global merchants operating in various verticals and geographies, including financial services, commerce, advertising, streaming, on-demand delivery, ride hailing, SaaS, travel, e-learning, gaming, and crypto. Our global platform is built from the ground up to be accessible through a single direct API and to meet the rapidly evolving needs of fast-growing global merchants. We prioritize simplicity, scalability, transparency, agility, and innovation, which are key factors contributing to our continued success. Our portfolio includes over 600 global merchants, including leading global enterprises such as Microsoft, Spotify, Salesforce, Deel, Wish, Expedia Group, Shein, Tencent, Telegram, Bolt, Rappi, and PedidosYa. We also partner with leading marketplaces such as Shopify to help their SMB clients and partners extend their geographic reach. Our global merchants benefit from maintaining direct relationships with their end-users while facilitating a faster, safer, more reliable, and compliant payments experience. On average, our global enterprise merchants utilized dLocal's platform in eight different countries and 79 payment methods during the year ended December 31, 2022, compared to seven different countries and 67 payment methods in 2021 and in nearly six different countries and 44 payment methods in 2020. We define enterprise merchants as those merchants processing more than US$6 million TPV during the period. Our global enterprise merchants, comprising 97% of our TPV in the year ended December 31, 2022, 96% in 2021 and 92% in 2020, demonstrate the trust and strong relationships we have built with our global enterprise merchants.

Payment processing value chain

Pay-ins
Pay-outs
For Platforms
Global enterprise merchants
Merchant A
Merchant B
Buyer
dLocal expatriates funds, manages FX and settlements
Merchant settles funds to dLocal in EUR
d·local
Platform
Ride-sharing
eCommerce marketplace
Social Media
IDR
COP
User pays via local payment method
dLocal manages FX and pays end users in local currency
2B+
consumers
Sub Merchant
Seller / Driver
Content Creator

Note: Illustrative cross-border examples

We benefit from an attractive business model with improving economies of scale. We are often subject to rigorous vetting processes with global enterprise merchants that invest significant time and resources in the selection, diligence, and on-boarding of technology and payments providers. This onboarding process can often take several months as these merchants assess our technological capabilities, ability to comply with their data security protocols, and adherence to regulatory, tax and compliance requirements. However, once we establish a direct connection (meaning there are no third-party intermediaries between us and the merchant in the payment flow and technical integration), global merchants have the ability to access the full breadth of our solutions and the countries where we have a presence instantly through one API and one contract. Merchants can also choose to route all or just a portion of their applicable pay-in and pay-out volume through us. Our direct connections with merchants serve as a strong competitive advantage and barrier to entry for competing providers and makes incremental volume that flows through our platform highly margin accretive for dLocal.

Our single integrated platform provides a merchant-friendly alternative to the numerous legacy providers that global merchants were previously forced to rely upon for their payments needs in emerging markets. The breadth of our online payments infrastructure and expertise, allowing merchants to transact in 40 markets as of December 31, 2022, the direct connections with global merchants, our relationships with APMs, local financial institutions and acquirers, our understanding of the countries in which we operate, and our differentiated compliance, tax, and fraud management capabilities are attributes that in combination are difficult for competitors to replicate. Our technology-first approach, execution-driven culture and agile innovation mindset keep us consistently at the forefront of the industry.

Our success is reflected in our rapid growth and strong profitability. dLocal earns revenue from fees charged to our merchants in connection with payment processing services for cross-border and local payment transactions in emerging markets. These fees are primarily generated on a per approved transaction basis as either a fixed fee per transaction or fixed percentage per transaction. The fees include a processing fee to compensate us for processing payments on average in 79 payment methods as of 2022, as well as an FX service fee earned on payments involving conversion of currencies and expatriation of funds to and from various currencies, including the U.S. dollar and the Euro. The fees charged also include installment fees, chargebacks and refunds fees, as well as other minor fees, such as initial set up fees, minimum monthly fee, maintenance fees, and small transfer fees. Our TPV was US$10.6 billion, US$6.0 billion and US$2.1 billion for the full years of 2022, 2021, and 2020, respectively, representing a growth rate of 74.7% when comparing the full year of 2022 to 2021 and a growth rate of 193.0% when comparing the full year of 2021 to 2020. Our total revenues were US$418.9 million, US$244.1 million and US$104.1 million for 2022, 2021, and 2020, respectively, representing a growth rate of 71.6% when comparing the full year of 2022 to 2021 and a growth rate of 134.4% when comparing 2021 and 2020. Our net revenue retention rate, or NRR, was 165% and 219% for the year ended December 31, 2022, and 2021, respectively. We believe our asset-light operating model with low capital requirements allows for continuous reinvestment to drive top line growth. Our strong profitability and cash flow generation is due in large part to our solving of the complex payments problems on behalf of our merchants in underserved geographies. Our Adjusted EBITDA Margin was 36.5%, 40.6% and 40.3% during the full years of 2022, 2021, and 2020, respectively. We expect to continue to invest in profitable growth, pursuing opportunities that grow both our revenues and our profit for the year, always in a disciplined manner in an effort to maximize the return on these investments. We always aim to grow fast whilst staying lean.

Our Competitive Strengths

The following strengths and advantages are at the core of our strategy:

One single API, one single platform to connect to emerging markets

dLocal’s value is derived from the simplicity of our fully cloud-based proprietary platform, accessible through a single API, that enables global merchants to potentially reach nearly two billion internet users in the emerging markets we serve (excluding China). Traditional payments providers serving these markets are often burdened with disparate legacy technology systems that have been stitched together over time. This limits pricing transparency and leads to reconciliation and refund management complexities, a sub-optimal user experience, lower conversion rates, and subpar system availability, as well as increased levels of fraud and compliance issues. Conversely, dLocal offers a modern and flexible technology stack that is purpose-built to meet our global merchants’ high performance and scalability expectations, as demonstrated in our ability to increase our TPV by 78 times between 2016 and 2022.

dLocal’s platform provides rapid, reliable, and convenient support for pay-in and pay-out transactions, including cross-border and local-to-local in each case. We deliver a seamless, transparent, and integrated experience for global merchants while ensuring secure and compliant transactions. Our platform has been designed to make it simple for our merchants to add payment methods, products, and new markets quickly and simply in an expeditious manner, all through a single point of integration and one contract. Our single API addresses the requirements of our merchants, ranging from back-end integration to an easy-to-integrate checkout module with which dLocal can handle the payment process. In addition, a merchant can create a payment using a payment link (no-code solution) or any of the plugins we have available. We increase the payments conversion rates through automatic retries, fallback transaction capabilities, easy management of each transaction through our API or dashboard, and automatic user and account validation, combined with broad connectivity to local financial institutions and local payment methods.

Our founding management team built dLocal’s state-of-the-art platform from the ground up. It is designed to serve multiple functions in the payments value chain. dLocal combines payment processing and FX management with compliance, tax, and fraud management capabilities into one intuitive, fully integrated platform. We provide global merchants increased transparency and valuable insight into their cross-border and local-to-local payments flows, enabling them to provide an enhanced user experience for their end users. The features that power dLocal’s platform enhance the processing systems in each of the emerging markets we serve, while at the same time standardizing payments offerings across multiple countries. Our dynamic routing feature leverages the full breadth of dLocal’s connections with several acquiring company partners to maximize approval rates. Our fraud prevention module helps our merchants to detect risky patterns and prevent fraud while optimizing approval rates. Our security features are very relevant to our merchants as we handle highly sensitive transaction and user information. Refund and dispute management, currency exchange management, reporting and reconciliation for automatic settlements of funds, among other capabilities, round out our comprehensive suite of solutions.

We have made significant investments in product development and software design through the engineering expertise of 292 full-time equivalents (including employees and contractors) focused solely on technology. These investments have enabled us to efficiently expand our platform solutions and capabilities, enhance our payments infrastructure, rapidly deploy technology updates, and work to develop high standards of security for our business and technology. As an example, we enhance our platform constantly and deploy system updates typically on a daily basis that instantly become available to all our merchants, in contrast with legacy players, which normally deploy such updates a limited number of times per year. We believe that our capabilities are highly differentiated and hard to replicate, strengthening our overall competitive advantage.

Direct integration with our global, blue-chip enterprise client base

Our goal is to establish direct integration with our merchants which allows us to better understand their needs, reduce our response time, collaborate closely, and provide a superior payment experience. In doing so, we build relationships that are difficult and costly for competitors to replace or replicate. We also partner selectively with PSPs to which we offer our services and “last-mile” connectivity to local payment methods in emerging markets, thus allowing us to reach certain long-tail merchants to which we may not otherwise directly connect. Since its inception, dLocal has focused on enabling our clients to access a cloud-based digital payments infrastructure in emerging markets that offers a similar level of standards, functionality, and payments experience as that available in developed markets. This includes the ability to execute recurring payments, facilitate payment in installments, allow customer refunds for both cards (through local acquirers) and APMs (using our payouts infrastructure when no native refund method is available), or split payments even when local providers do not support these functionalities. We recognize the need for our merchants to carry out commerce in emerging markets in a seamless and secure manner. Accordingly, we have set up a platform designed to provide a comprehensive, enterprise-grade solution to enhance their operations in these markets.

Our commitment to these standards has allowed us to build a portfolio of merchants that includes some of the largest companies in the world, such as Microsoft, Shopify, Spotify, Salesforce, Deel, Wish, Expedia Group, Shein, Tencent, Telegram, Bolt, Rappi, and PedidosYa. Furthermore, we have a strong track record of successfully acquiring new merchants and growing these relationships over time, cross-selling solutions in additional geographies or payment methods beyond the initial services contracted. On average, our global enterprise merchants used dLocal’s platform in nearly eight different countries and 79 payment methods during the year ended December 31, 2022, in nearly seven different countries and 67 payment methods in 2021 and in nearly six different countries and 44 payment methods in 2020. We define enterprise merchants as those merchants that processed more than US$6 million TPV during the period. We believe this US$6 million threshold is representative of our merchant base as such merchants comprised 97% of our TPV in the year ended December 31, 2022, 96% in 2021 and 92% in 2020.

As we continue to strengthen the relationship with our global merchants, we are well positioned to capitalize on their increasing penetration in emerging markets and the growth of their business, which we expect to be a driver of our future growth.

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

We provide merchants with proprietary fraud management tools built on machine learning algorithms and rules-based technology to help identify potentially problematic activity and execute transactions with increased levels of security. In addition, we offer tax and compliance capabilities that streamline regulatory compliance by helping merchants stay up-to-date with complex and frequently changing local laws and regulations, and FX management and multi-currency collection and settlement capabilities to address their needs in cross-border transactions. In addition, we have built our machine learning engine to dynamically route a transaction to the best acquirer (and fallback) for the configured strategy, such as maximizing approval rates, minimize costs, and/or minimize latency.

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

Deep connectivity with local partners in emerging markets

dLocal offers its global merchants comprehensive access to a broad payments ecosystem through our One dLocal model in the emerging markets where we have a presence. dLocal’s strategic relationships with over 900 local payment methods (some of which are financial institutions) create a broad and effective acceptance network for our payments solutions. We have ongoing dialogue with many local regulators, exchanges, and tax authorities in different countries, as well as direct integration with certain tax payment systems, which enables us to optimize operations and adapt quickly and efficiently to regulatory changes.

Given the relevance of APMs and local financial institutions in emerging markets, we believe it is critical for merchants to have the ability to accept the widest variety of payment methods and have the broadest possible reach in order to maximize conversion rates and reduce friction with end users. Through our One dLocal model, we offer access to a large number of locally issued cards (under banners such as Visa, Mastercard, Diners, Verve, Elo and Naranja) and other APMs in each market, such as UPI in India, MPESA in Kenya, Ovo in Indonesia, and Boleto and PIX in Brazil.

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

Client-centric mindset drives agile innovation and rapid deployments

Our focus on merchants’ demands drives us to develop solutions that address the multiple and complex issues they face in emerging markets. dLocal operates in an agile manner, guided by our intrinsic focus on innovation to build solutions tailored to address the ever-evolving needs of our merchants. Whenever helpful, we provide merchants with a safe environment to rapidly test and iterate new solutions ahead of broad deployment. We believe that our agility and focus on solving the payment-related problems of our merchants in an effective and efficient manner minimizes wasted resources and differentiates us from our competitors. For example, in 2019, as a result of rapidly evolving changes to the regulatory framework, we filed with the regulator to become a licensed payment processor in Brazil. This enabled us to partner with one of the largest ride-hailing companies in the world due to our ability to create a local-to-local payment solution in Brazil, allowing thousands of its drivers to receive payments from, and its customers to make payments to, the merchant.

We have also created broad solutions with feature-rich capabilities that assist multiple merchants operating in the same market. We often create these products in response to a specific merchant need, then replicate across our entire platform, thus benefiting other merchants operating in the same countries at minimal incremental costs. For example, we developed a differentiated tool to streamline tax withholdings in Argentina. At the time, the Argentinian government had made changes to tax policy, giving merchants little time to react. Our solution, which was built and launched rapidly across our entire platform, assisted all our merchants operating in the country to facilitate compliance with regulatory changes.

Our success is directly correlated with the success of our merchants. It is our responsibility to provide a secure, reliable service for them to drive payments volume through our platform. This makes us highly attuned to our merchants’ needs. We offer what we believe to be superior customer service, with 24/7 support and direct access to a team of software engineers. We typically deploy daily updates to our platform, constantly enhancing our offering, while legacy players do so only a few times per year. Similarly, our customer support team stands ready to address issues at any time, in any time zone. We strive to promptly resolve our merchants’ problems, often before they arise, differentiating us from competing platforms, which we believe have longer response times.

We firmly believe in the importance of working in an integrated way with our merchants. In collaborating closely through our multiple touch points (including technology, operations, sales, account management, and product support), we aim to better serve them. This creates a cooperative environment, helping us work well together on product innovation and market expansion. Our merchants are our best partners in developing new solutions, in many instances helping us test them in secure live environments, iterating, learning, and applying insights to new product releases before making them generally available to our entire merchant base.

Attractive business model that delivers strong financial performance

Our technology-driven business model creates significant opportunities for scale and operating efficiencies. We benefit from strong relationships with our existing merchants, many of whom benefit directly from strong secular trends such as the increasing adoption of e-commerce. In addition, many of our global merchants offer subscription-based models that provide greater visibility into the TPV processed through our platform. This all translates into the expanding performance of our annual merchant cohorts over time. Furthermore, our asset-light structure drives our ability to deliver strong margins and generate cash flow. Our business model has proven to be resilient, even through the recent COVID-19 pandemic. In fact, the COVID-19 pandemic has accelerated the digitalization of commerce, which has benefited some of our global merchants. For the year ended December 31, 2022, our revenues grew by 71.6% compared to the year ended December 31, 2021, and we reported an Adjusted EBITDA Margin of 36.5%. For 2021, our revenues grew by 134.4% compared to 2020, and we reported an Adjusted EBITDA Margin of 40.6%.

We have built our platform and all of its capabilities to last. We believe we will continue to drive growth and profitability through our investment in expanding our existing business into new countries, developing new products and capabilities, continuing adapting our products to the ever-changing regulatory requirements of every country in which we operate, and attracting new global merchants into our platform, allowing us to remain ahead of the competition.

Technology-oriented, execution-driven management team fostering an entrepreneurial culture

We are devoted to fostering an entrepreneurial culture, built upon a commitment to offer a superior value proposition for our merchants. We were proudly born out of Uruguay, which forced us to think big and be global since inception. This is largely reflected in our presence in 40 countries and the expanding geographic diversity of our team of 726 professionals located in more than 30 countries as of December 31, 2022. We are mission driven and are focused on creating innovative solutions, launching new products, and adding new functionalities, always seeking to ensure the best possible execution and to continue supporting the growth of our merchants. Delivering a superior technology infrastructure is a key pillar of our management team’s focus, as evidenced by the fact that some of our current key executives have served in senior technology roles within dLocal at some point during their tenures.

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

We have a strong track record of account management, cross-selling merchants, and expanding their use of our services, which will help us broaden their use of our platform across both additional solutions (e.g., offering pay-out solutions to a pay-in only merchant) and countries (e.g., activating our platform in India for a merchant currently only engaging with us in Latin America). We believe that our continuous investments in enhancing the merchant experience (both for the merchants and for their end users) and our strong problem-solving culture will help us deliver superior service, leading our merchants to increase the percentage of their overall volume routed to dLocal.

We measure our success in growing and deepening our relationships with our existing merchants by means of our cohort performance in terms of TPV, countries and payment methods per merchant, as well as with our NRR. In 2022 and 2021, the TPV derived from the annual cohort of merchants that began using our products in the previous year grew by 318% and 714%, respectively. Our NRR was 165% and 219% for the year ended December 31, 2022 and 2021, respectively.

Increase number of global merchant clients

Our dedicated sales team continues to develop new global merchant relationships with the intent to be on-boarded and provide them with our solutions and capabilities across one or multiple emerging markets. Furthermore, we will continue to benefit from the ability to reference our existing clients to recommend our platform, helping us gain traction with new global merchants. To further expand our merchant base, we have developed a robust sales process with a proven track-record of winning competitive requests for proposals, or RFPs. Global merchants typically conduct a rigorous bidding and due diligence process before choosing and on-boarding their preferred PSP, evaluating candidates across many factors primarily including approval rates, technical capabilities, security, fraud management capabilities, payments experience, and price (including price transparency). The process from the initial RFP to final integration can take several months and typically involves multiple functional areas of the merchant, including payments infrastructure, operations, legal, compliance, and tax departments. For example, the combined RFP and on-boarding processes can take in general between two months to just over two years. Since 2016 through 2022, we have successfully added on average nearly eight new pay-in merchants per month and two new pay-out merchants per month.

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

We believe our playbook for expanding into new emerging markets is difficult to replicate. We have developed a systematic approach to understand the local regulatory and tax frameworks, obtain all necessary licenses and required approvals, and establish relationships and connectivity with key partners (including APMs and local financial institutions). We tailor our strategy based on the consumption and behavioral trends specific to a market to provide relevant solutions and deliver high level of customer service for our current and future merchants. Once we establish an initial presence in a new market, our merchants can begin to route their existing payments volume in that market to our platform without additional integration required, driving a meaningful and rapid return on our investment.

Our global expansion strategy follows the needs of our merchants by prioritizing markets with the most attractive opportunities and where our merchants face the most complex payments, compliance, and regulatory challenges. For example, we entered and began processing transactions in Egypt at the specific direction of one of the largest social media platforms in the world, which is also one of our largest clients. Capitalizing on our ability and commitment to expand geographically. In 2020 we established a presence in multiple new countries including Egypt, Bangladesh, Panama, and Bolivia. In 2021 we expanded to the Dominican Republic, Vietnam, Malaysia, Guatemala, El Salvador, Thailand, Tanzania, Uganda and Pakistan. In 2022 we expanded to Honduras, Ivory Coast, Nicaragua, Rwanda and Saudi Arabia. We aspire to eventually establish a presence in all relevant emerging markets where global merchants require a differentiated technology and payments partner, as we see this as a key competitive advantage going forward.

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

Another example is the recently developed dLocal for platforms, an end-to-end payment solution that offers a range of services to help platforms manage their global payments more efficiently. By streamlining onboarding and verification, simplifying payment processing, and providing robust funds management and platform management tools, our solution can help platforms reduce costs, improve cash flow, and enhance the overall customer experience.

Our privileged position as a trusted partner to over 600 merchants gives us ongoing visibility into their needs and requirements. We are well poised to capitalize on the opportunity to address new use cases as they emerge in an agile manner, broadening our overall total addressable market, and offering greater value for global merchants in whatever emerging markets they choose to enter.

Grow inorganically

We may also seek to expand our merchant base, enhance our product or technical capabilities, or extend our geographic reach through selective acquisitions of companies that further enable us to serve enterprise merchants in emerging markets, such as our acquisition of PrimeiroPay in the first half of 2021.

Our One dLocal Model

Our One dLocal model combines our proprietary technology, intellectual property, capabilities, and business processes to create a differentiated go-to-market approach. It offers access to nearly 2 billion potential consumers in 40 emerging markets through one API, one platform and one contract. We have a core aspiration to make the complex world of emerging market payments as simple as possible for our merchants through our model, unlike what we believe is the standard for other solutions. Merchants can then access all of the markets we serve using one integrated set of technologies governed by one overarching contract. The inherent simplicity of this model, combined with our platform’s extensive capabilities and benefits, including what we believe are higher conversion rates and lower fraud, creates a highly compelling value proposition for our global enterprise merchants.

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

Payments ecosystem

Global enterprise merchants
One dLocal | One API | One Platform | One Contract
Pay-ins
Merchant fund settlement
FX Management
Withhold tax collection
Payment processing
Smart routing
d·local
Pay-outs
Merchant fund collection
Payment processing
FX Management
Income tax management
User payment disbursement
Local acquirer
Local bank
Non-financial institution
Local Credit cards
APMs
Bank deposits
Local bank
Bank deposits
Digital wallets
Connectivity to 900+ local payment methods

2B+
potential users

As we have continued to expand our footprint and gain scale, the average number of discreet countries in which our merchants use our products has also expanded over time. On average, our global enterprise merchants used dLocal’s platform in nearly eight different countries and 79 payment methods during the year ended December 31, 2022, in nearly seven different countries and 67 payment methods in 2021 and in nearly six different countries and 44 payment methods in 2020. We define enterprise merchants as those merchants that processed more than US$6 million TPV during the period. We believe this US$6 million threshold is representative of our merchant base as such merchants comprised 97% of our TPV in the year ended December 31, 2022, 96% in 2021 and 92% in 2020. As a result, we believe that dLocal has become a trusted partner, forging resilient relationships with global enterprise merchants.

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

TPV composition by annual cohort (in US$ millions)

Cohort evolution

TPV by Cohort[1] ($M)

297
260
188
56
36
1

2018
2019
2020
2021
2022
$4,132
$3,320
$2,514
$2,116
$1,242
$954
$548
$386
$577
1
2
3
4
5

1

Each cohort is comprised of all the merchants that began processing TPV in that annual period, regardless of volume of TPV processed. As cohorts prior to 2018 are not illustrated, the sum of the TPV of the different cohorts for each period does not match our total TPV reported for that period.

Our 2022 cohort had an initial TPV that was over five times the size of our annual cohort for 2018. We believe this demonstrates our ability to scale our new merchant’s growth capability. Also, each of the 2018, 2019, 2020 and 2021 cohorts have significantly grown year after year, which demonstrates our ability to increase our share of wallet of our merchants.

Our solutions

We offer a robust set of pay-in, pay-out, and platform solutions, designed with feature-rich functionality.

Pay-in

Pay-ins

NGN
User pays via Nigerian Naira
NGN
User pays via Nigerian Naira
Local-to-local
d·local
Cross-border
NGN
dLocal settles funds in Nigerian Naira
dLocal expatriates funds, manages FX and settlements
DIRECT COMPANY
Amount to pay
Select your payment type
Credit / Debit Card
Cash
Bank Transfer
Wallets
CONTINUE

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

Pay-out

Pay-outs

DIRECT COMPANY
Amount to pay
Select your payment type
Credit / Debit Card
Cash
Bank Transfer
Wallets
CONTINUE

Settles funds to dLocal in Colombian Pesos

Settles funds to dLocal in USD

Local-to-local

d·local

Cross-border

dLocal pays drivers in Colombian Pesos

dLocal manages FX and pays drivers in Colombian Pesos

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

For our pay-out solution, we primarily compete with global and regional banks. We believe that our service is superior to the offerings of these banks due to a combination of our technology offering, our ability to dynamically decide which funding source will fund the payout, our shorter processing times (one or same day settlement for cross-border transactions), our focus on customer service, and our enhanced flexibility and transparency. In addition, merchants and end users benefit from no extra fees and taxes associated with FX conversion. We also compete with pay-out specialists that focus on direct relationships with merchants. However, these specialists often depend on dLocal for their ‘last mile’ connectivity to bank accounts in the countries in which we have a presence, as well as our expertise, often leading them to become clients of dLocal and allowing us to take advantage of their distribution networks.

Platforms

For Platforms

eCommerce Marketplace
Buyer
Platform
eCommerce
marketplace
Sub Merchant
Seller
Ride-sharing
Rider
Platform
Ride-sharing
Sub Merchant
Driver
Social Media
User
Platform
Social Media
Sub Merchant
Content creator

In 2022, we developed an innovative white-label payment solution known as "dLocal for Platforms." Our solution is designed to provide a comprehensive and streamlined approach to manage global platform payments in one place. It is suitable for e-commerce marketplaces, ridesharing companies, social networks, and any other platform.

The dLocal for Platforms solution offers a wide range of services that can help platforms simplify and optimize their payment processes. One of the key benefits of our solution is the onboarding and verification process. With our white-label solution via API, platforms can easily onboard users such as sellers, customers, and service providers. dLocal can handle know-your-customer (KYC) and anti-money laundering (AML) verifications with minimal disruption, in accordance with each country's local requirements. This makes it easier for platforms to manage user verification, reduce the risk of fraud, and ensure compliance with local regulations.

Platforms can process payments on behalf of their sellers and charge customers for mixed baskets (with multiple local and/or cross-border sellers) with only one transaction on their local payment method of choice. This feature simplifies the payment process for customers, allowing them to make payments quickly and conveniently, regardless of their location or the number of sellers involved. Moreover, our solution offers dynamic tax and fee calculations based on the sellers behind a purchase, ensuring that platforms can handle complex payments easily and accurately. In addition to these benefits, dLocal for Platforms also offers funds management services. Platforms can split transactions between multiple accounts, deduct platform fees, and pay out to users either locally or internationally. This feature provides greater flexibility for platforms, enabling them to manage funds more efficiently. Finally, our solution provides comprehensive platform management tools, including consolidated reporting, refund and chargeback management, and account configuration management through API or our merchant dashboard. This enables platforms to easily manage their payment processes and track their performance, ensuring that they can make informed decisions to optimize their business operations.

Direct Issuing

In 2021, we launched our “Issuing-as-a-service” solution which enables global merchants to create their own payment ecosystem. In order to address a growing demand for a branded card experience, we offer our global merchants the ability to issue pre-paid and credit cards to their end users. End users are able to conveniently add balances in local currency through methods such as cards, cash deposits, bank transfers, funding from merchants and P2P payments and use the balance for products or services from the issuing merchants or other unrelated transactions.

We added this product to our offering as another building block for what we consider to be a one stop shop, which is particularly appealing when analyzing bancarization rates, which are significantly lower in the countries where we operate in than in developed countries. We have partnered with financial institutions as issuers to help grow the product. This solution is still at an early stage and we continue to run a pilot program.

Our capabilities

Conversion optimization

One of the primary focuses of our platform is to increase the conversion rates and resulting revenues our merchants receive in emerging markets. To that end, in addition to a robust network of local payment methods offered through our platform, we offer specific functionality including smart routing, automated payment reminders, installments availability, recurring payment features, and branded checkout, all of which are geared towards optimizing the conversion rate. We believe we offer a conversion rate superior to that of traditional payments providers. Our smart routing capabilities enable us to achieve high conversion rates by automatically routing each transaction to the best-converting route, based on multiple variables, including card brand, payment method, issuing bank, Bank Identification Number, or “BIN”, among others. In the event any transaction route goes down, dLocal can automatically switch to alternative processors. In addition, if a transaction is soft-declined, dLocal has the capacity to route the transaction to the second-best alternative in order to recover the payment.

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

Subscriptions and recurring payments

dLocal provides merchants with the ability to set up recurring payments with cards and digital wallets, among others, which is ideal for merchants offering subscription-based models. We have built several merchant-friendly features on our platform to support this use case. Tokenization of cards and digital wallets, verification capabilities and retry features give our merchants a full suite of options to improve their recurring services and boost approval rates. As an example, when verifying a card, dLocal creates a transaction with the smallest amount allowed in the applicable country and immediately cancels the transaction. This verification feature reduces complexity for merchants given there are different rules for card verification in each country and minimizes impact for end users as the transaction is immediately canceled to avoid any chargeback from unrecognized payments. When card verification features are available in the market, we make use of them so that no charge is done to the user’s card in order to verify it.

Installments

dLocal also allows users in emerging markets to complete their payment with installments. Credit is extended by the issuer for a given transaction and end users can pay in several installments in an agreed-to period of time. This capability is risk-free for the merchant and enables a customizable checkout.

Direct alternative payment methods (APMs)

We understand that APMs have a wide range of different payment flows across all countries. Our merchants often want to fully-brand the experience for their customers, eliminating the need to redirect end users to the APM of their choice and transition them to a third party user interface. Accordingly, we offer the “Direct APMs” solution that can integrate APMs through our API into the merchants’ check-out so merchants can avoid losing users while redirecting and delivering a better overall branding experience, in addition to keeping the experience native in mobile apps.

Checkout

dLocal is able to build localized and branded check-out experiences for merchants that are fully connected to our platform through the same API and support a full range of payment methods across a wide range of devices and software environments. Merchants can integrate our checkout capabilities on a modular basis in a rapid, efficient, and effective manner, tailored to their specific needs while maintaining full control over their relationship with their customers. We continuously a/b test our checkout process to improve conversion rates, adjusting our process to each market.

Smart Fields

All merchants that handle credit card information are required to be PCI Compliant. Smart Fields simplify the compliance requirements for merchants, isolating sensitive information in a secure one-element iframe which can be completely customizable to match the look and feel of the merchants website. We also offer a mobile SDK to integrate Smart Fields seamlessly on mobile apps. With Smart Fields, merchants become SAQ A compatible, which ensures PCI Compliance while minimizing the work needed. Merchants can also minimize friction and control the user experience by securely collecting all card payment information on their website, without the need for any redirection to a dLocal branded checkout. We provide a comparatively simple solution that gives merchants full card acceptance capabilities.

Our merchant base

Since our founding, dLocal has been focused on the goal of building an online payments infrastructure that connects global enterprise merchants with end users in emerging markets and allows them to seamlessly conduct business. To that end, as of December 31, 2022, over 600 global merchants, including brand names such as Microsoft, Spotify, Salesforce, Deel, Wish, Expedia Group, Shein, Tencent, Telegram, Bolt, Rappi, and PedidosYa, across multiple verticals including commerce, streaming, ride-hailing, financial services, advertising, SaaS, travel, e-learning, on-demand delivery, gaming and crypto, have turned to dLocal as a trusted partner for online payment acceptance or disbursement in emerging markets. We are replacing a complex patchwork of legacy offerings that in many instances cannot deliver the comprehensive level of functionality required to process large volumes and maximize end-user satisfaction, or fail to comply with local regulatory and tax frameworks.

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

dLocal’s client concentration continues to decrease as we add new merchants and increase the volume processed for existing merchants outside of our top 10 in processed volume. For the year ended December 31, 2022, dLocal’s top 10 merchants represented 50% of total revenue, and 56% and 64% for the years ended December 31, 2021 and 2020, respectively. We monitor our merchant base on a regular basis, consistently looking for ways to improve the sustainability of our relationships and to enhance the level of connectivity we have with each of our merchant clients.

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

The strength of our strategy also rests in our ability to attract and retain talent with deep technological, product, and payments-industry acumen. We believe our “technology-first” mentality, our continued investment in developing innovative industry solutions, and the increasing recognition of our brand will allow us to maintain and enhance our talent base of technologists. As of December 31, 2022, approximately 40% of our employees held engineering or technology-related roles.

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

As of December 31, 2022, 2021 and 2020, we had, respectively, 726, 535 and 310 full-time equivalents, or FTEs, including both employees and contractors.

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

REGULATORY OVERVIEW

We are subject to regulatory authorizations or registration in the jurisdictions in which we operate and conduct our activities, including (i) the jurisdictions of our merchants, the majority of which are located in the European Economic Area, or EEA, or in the United States and/or (ii) the jurisdictions of our merchant’s customers, the majority of which are located in the principal jurisdictions in which we operate, including, among others, Brazil, Mexico, Argentina, and Chile. We hold a number of regulatory licenses or a registration in several jurisdictions in which we operate.

In the EEA, we are licensed and regulated by the Malta Financial Services Authority (MFSA) as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, which permits us to engage in payments services and the issuance of electronic money under Directive (EU) 2015/2366, commonly referred to as the Payment System Directive 2 (PSD2).

In the United States, our subsidiary dLocal Corp LLP is registered as a Money Services Business, or MSB, with the Financial Crimes Enforcement Network, or FinCEN, at the federal level, and we are therefore subject to a range of regulations in the United States, including anti-money laundering laws and regulations, such as the Bank Secrecy Act, as amended by the USA PATRIOT Act.

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

Our Corporate Reorganization

On April 14, 2021, all of the then-existing shareholders of dLocal Malta contributed all of their shares in dLocal Malta to us. In return for this contribution, we issued new ordinary A shares to the existing shareholders of dLocal Malta in a one-to-one exchange for the shares of dLocal Malta contributed to us, or the Share Contribution. In addition, we implemented the Share Split. We redesignated the ordinary A shares held by Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments, Sebastián Kanovich (our CEO (then indirectly through Ledlife SA)) and Jacobo Singer (our President) as Class B common shares and the remaining issued ordinary A shares as Class A common shares. Until the Share Contribution, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

As of March 31, 2023, we had a total of 296,298,513 common shares issued and outstanding. Of these shares, 134,054,192 are Class B common shares beneficially owned by certain of our shareholders that have held shares since prior to our initial public offering and 162,244,321 of these shares are Class A common shares beneficially owned by our remaining shareholders. As of March 31, 2023, we held 2,502,385 Class A common shares as treasury stock.

The following chart shows our simplified corporate structure. You may find additional information about all of our subsidiaries and their respective holdings in Note 4 to our audited consolidated financial statements included elsewhere in this annual report.

(1)
Includes Class B common shares beneficially owned by Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments, Sebastián Kanovich (our CEO (indirectly through Nordau Inc.)) and Jacobo Singer (our President).
(2)
Includes Class A common shares beneficially owned by each of the other shareholders that have held shares since prior to our initial public offering.

For further information related to the ownership interests in our subsidiaries, see note 4 to our audited consolidated financial statements.

D.
Property, plants and equipment.

Properties

Our corporate headquarters, which include the majority of our product development, sales, marketing, and business operations, are located in Uruguay. Our principal executive offices consist of approximately 17,337 square feet of space under a lease that expires in August 2030. We also have offices in several other locations, including off shore in Malta, Israel, Brazil, China, Chile, Colombia, India, Singapore, and Morocco, and believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters and to our corporate center, and as of December 31, 2022, we leased all operational and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire or lease new space to meet the needs of our business or consolidate them and dispose of facilities that are no longer needed.

Item 4A. Unresolved Staff Comments

We have no unresolved comments from the staff of the SEC with respect to its periodic reports under the Exchange Act.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2022, and 2021 and for the years ended December 31, 2022, 2021, and 2020, and the notes thereto, included elsewhere in this annual report.

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

Key business metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

	For the Year Ended December 31,
	2022	2021	2020
TPV(1)	10,566,500	6,049,044	2,064,789
Revenues	418,925	244,120	104,143
Adjusted EBITDA(2)	153,075	99,157	41,931
Adjusted EBITDA margin(3)	36.5%	40.6%	40.3%
Profit for the year	108,697	77,853	28,187
Profit Margin(4)	25.9%	31.9%	27.1%

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
(4)
Profit Margin results from dividing Revenues by Profit for the year reported in our Consolidated Statements of Comprehensive Income for the years-ended December 31, 2022, 2021 and 2020.

We have included below a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to profit for the periods presented. Adjusted EBITDA and Adjusted EBITDA margin are treated by the Company as IFRS measures. See “Presentation of Financial and Other Information—Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin”

	For the Year Ended December 31,
	2022	2021	2020
Profit for the year (1)	108,697	77,853	28,187
Income tax expense	11,586	7,647	3,231
Inflation adjustment	1,037	334	(38)
Finance income	(18,078)	(2,540)	(502)
Finance costs	24,668	544	67
Other operating loss / (gain)	697	(2,896)	2,896
Impairment loss / (gain) on financial assets (2)	5,534	33	(808)
Depreciation and amortization	8,147	4,747	992
Secondary offering expenses (3)	89	5,158	453
Transaction costs (4)	0	687	158
Other non-recurring costs (5)	2,014	0	0
Share-based payment non-cash charges, net of forfeitures	8,684	7,590	7,295
Adjusted EBITDA	153,075	99,157	41,931

Revenues	418,925	244,120	104,143
Adjusted EBITDA	153,075	99,157	41,931
Adjusted EBITDA Margin	36.5%	40.6%	40.3%
Profit for the year	108,697	77,853	28,187
Profit Margin	25.9%	31.9%	27.1%

(1)
Includes a net gain of US$ 14,559 related to the effective portion of the change in the spot rate of the hedged currency, which offsets a foreign exchange loss of US$ 14,832 (together for a net foreign exchange loss of US$ 273 included in cost of services). For further information refer to Notes 6(c)i, Note 11 (iii) and Note 24 Derivative financial instruments.
(2)
US$ 5.6 million corresponds to deposits in FTX Trading Ltd. (see note 17.iii).
(3)
Corresponds to expenses incurred by dLocal in relation to a secondary offering of its shares occurred in 2021.
(4)
Corresponds to costs related to the acquisition of PrimeiroPay explained in Note 20: Intangible Assets and costs related to the potential acquisition of business (whether the acquisition is completed or not).
(5)
In 2022, it includes non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.

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

Our ability to maintain and expand strong relationships with existing global merchants, as well as to attract new ones into our platform, also drives our TPV. For the year ended December 31, 2022, global merchants who were on-boarded and have transacted on our platform for more than two years generated 61% of our TPV. From 2016 through 2022, we have successfully added on average nearly eight new pay-in merchants per month and two new pay-out merchants per month.

In the year ended December 31, 2022, our TPV amounted US$10.6 billion, representing a year-over-year growth of 74.7%. In the year ended December 31, 2021, our TPV amounted US$6.0 billion, representing a year-over-year growth of 193.0%. Furthermore, we grew TPV at a 107% CAGR from 2016 to 2022.

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

Adjusted EBITDA

We define Adjusted EBITDA as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding inflation adjustment, other operating gain/loss, impairment gain/loss on financial assets, secondary offering expenses, transaction costs, other non-recurring costs and share-based payment non-cash charges. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by consolidated revenue.

For the year ended December 31, 2022, we recorded Adjusted EBITDA of US$153.1 million, equivalent to an Adjusted EBITDA Margin of 36.5%. For the year ended December 31, 2021, we recorded Adjusted EBITDA of US$99.2 million, equivalent to an Adjusted EBITDA Margin of 40.6%. For the year ended December 31, 2020, the Adjusted EBITDA was US$41.9 million equivalent to an Adjusted EBITDA Margin of 40.3%. See “Presentation of Financial and Other Information—Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin.” See “Item 5. Operating and Financial Review and Prospects—Key business metrics” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our profit for the period.

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

Revenue growth in 2022 from existing and new merchants (in US$ millions)

Existing Merchants in the chart above represents the increase in revenues in 2022 attributable to merchants that were customers in the prior year. New Merchants represents the increase in revenues in 2022 attributable to selling services to new merchants added after December 31, 2021. Our NRR was 165% for the year ended December 31, 2022, and 219% for the year ended December 31, 2021.

Revenue broken down by Existing Merchants and New Merchants:

	For the twelve Months Ended
	December 31, 2022	December 31, 2021
	In thousands of US$
Existing Merchants	401,834	228,097
New Merchants	17,091	16,023
Total Revenue	418,925	244,120

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

Realizing operating leverage from our investments

We have made significant investments in our cloud-based platform and our global infrastructure, which we believe will yield future operating leverage and profit margin expansion. Given the nature of our non-variable cost of services, we believe we will over time achieve operating leverage by expanding the use of our platform and increasing the volume of transactions that we process. We believe we will be able to run our business more efficiently as we continue to grow operating scale.

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

Managing our exposure to foreign exchange risk

Our monetary balances in foreign currencies are subject to exchange rate fluctuations, which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our consolidated statements of comprehensive income in the future. We continually monitor our balances in foreign currencies in order to minimize our exposure using currency derivatives to hedge such positions, or discounting receivables to accelerate the process of converting such balances to U.S. dollars, or implementing natural hedges to reduce the net balance in foreign currencies.

Impacts of the COVID-19 pandemic

The impact of the COVID-19 pandemic varied across our different product offerings and the different verticals we serve. Certain industries benefitted from the conditions caused by the global pandemic, with increased adoption of usage in certain industries (e.g., online retail, online gaming, online streaming) while others suffered from decreased usage (e.g., travel, ride hailing). In addition, we took several measures to monitor and mitigate the effects of the COVID-19 virus on our operations, including implementing safety and health measures for our employees such as having all employees work from home, promoting online live events and holding periodical online meetings with employee groups.

We believe that our business exhibited a net benefit from the shift from in-store shopping and traditional payment methods towards e-commerce and digital payments (and overall higher exposure to industries benefiting from increased adoption) as a result of the COVID-19 pandemic. While these effects generally persisted for the duration of the pandemic, as pandemic restrictions eased, we observed that the increased ability to travel and/or use of ride hailing that favor our merchants that provide such services has led to an increase in payment volume in these verticals. The pandemic did not have an adverse impact on our capital and financial resources or our overall liquidity position, as we did not have reliance on third-party financing or revolving credit to fund our operations, and our cash from operations remained consistent and even increased during the COVID-19 pandemic with the increased adoption of e-commerce and digital payment methods. Our assets were not adversely impacted, as our current assets consist primarily of cash and cash equivalents and trade and other receivables, and our non-current assets consist primarily of intangible assets, all of which increased during the pandemic. We also did not experienced supply chain issues due to the nature of our business.

However, the ultimate impact of any global pandemic, outbreak or other public health crises on our business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including due to, but not limited to, the duration, scope, severity, and geographic spread of any outbreak and any actions taken to contain or limit the impact of such outbreak. See “Item 3. Key Information—Risk Factors—Certain Risks Relating to Our Business and Industry— The COVID-19 pandemic and other actual or threatened epidemics, pandemics, outbreaks, or other public health crises could have an adverse impact on our business.”

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

For the year ended December 31, 2022, we have adopted a voluntary change in the classification of revenue as transaction and other revenues, to better reflect which revenues are driven by payments processed volumes and which are not. Such change was applied retrospectively to the years ended December 31, 2021 and 2020. Therefore, fees as installments fees, chargebacks, refunds, processing and FX fees related to invoices were reclassified from Other revenue to Transaction Revenues.

Our sources of revenues are:

(i)
Transaction revenues consist of transaction fees from payins and payouts transactions, defined either as percentage of the transaction value or a fixed amount per transaction, as well as foreign exchange fee, usually established as a percentage of the transaction value. These fees are recognized as revenue at a point in time when a payment transaction has been processed. See note 2.14 to our audited consolidated financial statements. Transaction revenues is comprised by:

o
Processing fees: based on a percentage or fixed fee per approved transaction.
o
Installment fees: corresponds to the fee applied to those transactions created with installments, and can be applied to the merchant or to the end users.
o
Foreign exchange fees: in cross-border transactions, a spread is applied to the exchange rate used for the currency conversion and can be based on a percentage or fixed fee.
o
Other transactional fees: mainly corresponds to fees charged for each chargeback and refunds dLocal has to manage and dispute, and other transactional fees.
(ii)
Other revenues, mainly comprised of minor fees, such as initial setup fees, minimum monthly fees, maintenance fee and small transfer fees. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied.

Cost of services

Our cost of services consists of amounts related to the fees that financial institutions (e.g. banks, local acquirers, or payment methods) charge us, which are typically a percentage of the transaction value, but in some instances may also include a fixed fee, and are related to payment processing, cash advances and installment payments. Such costs vary from one institution to another, and usually depend on the settlement period contracted with each such institution and the payment method used. In addition, cost of services includes brokers’ costs, hosting expenses of our payment platform, salaries and wages of employees and contractors, directly involved in the day-to-day operations and amortization of intangible assets related to internally-developed software. Cost of services also includes foreign exchange gains or losses on the processed volume between the processing date and the expatriation or repatriation of funds date, which in 2022 are offset by the change in fair value of the spot element of certain derivatives designated as hedging instruments.

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

General and administrative expenses

General and administrative expenses consist primarily of salaries and wages, third-party services, office expenses, travel and accommodation expenses, and amortization and depreciation as described below.

(i)
Salaries and wages: related to full-time equivalents and contractors engaged in the administrative department of the group.
(ii)
Third-party services: include advisors’ fees, legal fees, auditors’ fees and human resources fees. In 2021, third-party services also include Secondary offering expenses and transaction costs.
(iii)
Office expenses: consist of office rent and related expenses.
(iv)
Travel and accommodation expenses: include costs associated with traveling for the purpose of conducting business-related activities.
(v)
Amortization and depreciation: related to right-of-use assets, intangible assets and property, plant and equipment.

Impairment (loss)/gain on financial assets

Net impairment loss on financial assets refers to impairment recorded based on the difference between the cash flows contractually due and all the cash flows that the Company expects to receive from Trade and other receivables. For further information related to expected credit losses under IFRS 9, see notes 30. “Financial instruments—initial recognition and subsequent measurement, ii) Impairment of financial assets”, 16 “Trade and Other Receivables” and 17 “Other assets” to our audited consolidated financial statements, included elsewhere in this annual report.

Other operating gain/(loss)

Other operating gain and loss is composed primarily of other operating results from PrimeiroPay in 2022 and fair value movements related to an option agreement that dLocal Malta had in place with one shareholder and was extinguished during the quarter ended on March 31, 2021. For further information see note 24 to our audited consolidated financial statements.

Other results

Other results can be broken down according to the following categories:

(i)
Finance income mainly corresponds to interests and fair value gains from financial assets measured at fair value through profit and loss (mainly composed of debt instruments) and from our short-term investments in financial instruments.

(ii)
Finance costs are composed mainly of interest expenses for borrowings, the forward element of derivative financial instruments and interest charges for lease liabilities according to the application of IFRS 16 Leases.
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

A.
Operating results.

Year Ended December 31, 2022, compared to Year Ended December 31, 2021

The following table sets forth our income statement data for the periods indicated.

	For the Year Ended December 31,
	2022	2021
	(in thousands of US$)
Revenues	418,925	244,120
Cost of services	(216,758)	(113,677)
Gross profit	202,167	130,443
Technology and development expenses	(6,348)	(3,386)
Sales and marketing expenses	(13,335)	(5,916)
General and administrative expenses	(48,343)	(40,637)
Impairment loss on financial assets	(5,534)	(33)
Other operating loss/(gain)	(697)	3,367
Operating profit	127,910	83,838
Finance income	18,078	2,540
Finance costs	(24,668)	(544)
Inflation adjustment	(1,037)	(334)
Other results	(7,627)	1,662
Profit before income tax	120,283	85,500
Income tax expense	(11,586)	(7,647)
Profit for the year	108,697	77,853

Revenues

Revenues for the year ended December 31, 2022, were US$418.9 million, an increase of US$174.8 million, or 71.6%, from US$244.1 million for the year ended December 31, 2021, which is primarily attributable to the growth in revenues from existing merchants, demonstrated by our NRR of 165% in 2022 and, to a lesser extent, to the growth in revenues from new merchants, which accounted for 4.1% of our revenues, or US$17.1 million. Growth in our revenues was primarily attributable to the performance and continued growth of our enterprise merchants across most verticals, with accelerated growth in travel, commerce, on-demand delivery, SaaS (software-as-a-service) and continued growth in advertising, financial services, and ride hailing.

Cost of services

Cost of services for the year ended December 31, 2022, were US$216.8 million, an increase of US$103.1 million, or 90.7%, from US$113.7 million for the year ended December 31, 2021, primarily driven by the US$98.9 million increase in processing costs associated with our 74.7% TPV growth comparing 2022 to 2021, and by an increase of the average processing cost from 1.8% of TPV in the year ended December 31, 2021, to 2.0% of TPV in the year ended December 31, 2022. For 2022, our cost of services includes foreign exchange loss (net of hedges) on the processed volume between the processing date and the expatriation or repatriation of funds date of US$0.3 million (compared to a US$2.1 million loss for 2021).

Gross profit

For the reasons described above, our gross profit for the year ended December 31, 2022, was US$202.2 million, an increase of US$71.7 million, or 55.0%, from US$130.4 million for the year ended December 31, 2021.

Technology and development expenses

Technology and development expenses for the year ended December 31, 2022, were US$6.3 million, an increase of US$3.0 million, or 87.5%, from US$3.4 million for the year ended December 31, 2021, which was primarily attributable to an increase in headcount and salaries and wages of our full-time equivalents, or FTEs, primarily as a result of higher information technology headcount to support our growth strategy.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2022, were US$13.3 million, an increase of US$7.4 million, or 125.4%, from US$5.9 million for the year ended December 31, 2021, which was primarily attributable to increases of US$5.7 million in salaries and wages and US$1.7 million in marketing expenses, respectively.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2022, were US$48.3 million, an increase of US$7.7 million, or 19.0%, from US$40.6 million for the year ended December 31, 2021, which was primarily attributable to an increase in salaries and wages of US$3.9 million as we increased our headcount and brought key talent onboard. Additionally, there was an increase of US$2.4 million related to travel and other operating expenses. Furthermore, in 2022 our general and administrative expenses included US$2.0 million in non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm, and a US$3.0 million increase in other advisors’ fees, legal fees, auditors’ fees and human resources services fees. Finally, there was an increase of US$0.7 million in office expenses and US$1.0 million in amortization and depreciation. General and administrative expenses in 2021 included US$5.3 million related to the secondary portion of our initial public offering that was not repeated in 2022.

Impairment (losses)/gain on financial assets

Net impairment losses on financial assets for the year ended December 31, 2022, were US$5.5 million, primarily attributable to an increase in allowance for trade receivables for such amount and the allowance of the FTX deposits described in Note 17 to our audited consolidated financial statements. Net impairment gains on financial assets for the year ended December 31, 2021, amounted to US$0.03 million primarily attributable to an increase in allowance for trade receivables for such amount.

Other operating (loss)/gain

Other operating loss for the year ended December 31, 2022, was US$0.7 million mainly related to operating results from PrimeiroPay, compared to other operating gain of US$3.4 million for the year ended

December 31, 2021, primarily attributable to the extinguishment of an option agreement that dLocal Malta had in place with one shareholder that took place in March 2021.

Operating profit

For the reasons described above, our operating profit for the year ended December 31, 2022, was US$127.9 million, an increase of US$44.1 million, or 52.6%, from US$83.8 million for the year ended December 31, 2021.

Finance income

Our finance income for the year ended December 31, 2022, was US$18.1 million, an increase of US$15.5 million, or 611.7%, from US$2.5 million for the year ended December 31, 2021, primarily due to an increase in short-term investments and overall higher interest rates.

Finance costs

Our finance costs for the year ended December 31, 2022, was US$24.7 million, an increase of US$24.1 million, from US$0.5 million for the year ended December 31, 2021, primarily attributable to an increase in the expense related to the forward element of derivative financial instruments. In 2022, interest rates increased in several countries. During the year ended December 31, 2022, we extended the hedge coverage to more countries and the balances in local currencies increased, particularly in Argentina during the third quarter of 2022 due to an increase in restrictions and changes in cross border foreign exchange regulations. Finally, the variation is also explained by an increase in interests due to borrowings received in 2022.

Inflation adjustment

Inflation adjustment was a US$1.0 million loss for the year ended December 31, 2022, compared to a US$334 thousand loss for the year ended December 31, 2021, primarily attributable to the application of IAS 29 in our subsidiaries in hyperinflationary economies (specifically Argentina).

Profit before income tax

For the reasons described above, our profit before income tax for the year ended December 31, 2022, was US$120.3 million, an increase of US$34.8 million or 40.7% from US$85.5 million for the year ended December 31, 2021.

Income tax expense

Our income tax expense for the year ended December 31, 2022, was US$11.6 million, an increase of US$3.9 million, or 51.5%, from US$7.6 million for the year ended December 31, 2021. This increase was primarily attributable to a higher profit before taxes in 2022 compared to 2021 and a small increase in the overall effective income tax rate. For the year ended December 31, 2022, and December 31, 2021, our effective income tax rate was 9.6% and 8.9%, respectively.

Profit for the year

For the reasons described above, our profit for the year ended December 31, 2022, was US$108.7 million, an increase of US$30.8 million, or 39.6%, from US$77.9 million for the year ended December 31, 2021.

Year Ended December 31, 2021, compared to Year Ended December 31, 2020

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2021 compared to 2020, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on May 2, 2022.

B.
Liquidity and capital resources.

As of December 31, 2022, we had US$468.1 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the Year Ended December 31,
	2022	2021	2020
	(in thousands of US$)
Cash Flow Data
Net cash from operating activities	154,451	108,486	88,486
Net cash from/(used in) investing activities	4,305	(37,941)	3,650
Net cash (used in)/from financing activities	(27,327)	153,748	(15,198)
Net increase in cash flow	131,429	224,293	76,938

Our cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid financial instruments with original maturities of three months or less. We classify as cash equivalents a financial instrument that can be immediately converted into a known amount of cash, and the fair value approximates the carrying value. Cash and cash equivalents are measured at amortized cost and are included in current assets due to their short-term nature. Cash and cash equivalents are held in the currencies of every country in which we operate, primarily in the U.S. dollar, Euro, Brazilian real, Mexican peso, Argentine peso, Chilean peso, Peruvian Sol, Nigerian naira, Moroccan dirham, South African Rand and the Egyptian pound. For more information, see note 14, “Cash and cash equivalents” and note 30 c) to our audited consolidated financial statements included elsewhere in this annual report.

Operating Activities

The majority of our operating cash flow represents merchant’s funds (corresponding to the line items “trade and other receivables” and “trade and other payables” in our Statements of Financial Position) that are held by us for a short period before being paid out to the merchant.

In 2022, our net cash from operating activities increased by US$46.0 million, from US$108.5 million in 2021 to US$154.5 million in 2022. This increase was primarily due to an increase of US$49.3 million in profit before income tax adjusted for non-cash-items and a decrease of US$1.0 million in income tax paid which was offset by a decrease of US$4.3 million in net cash provided from working capital. The net cash provided from working capital totaled an inflow of US$20.8 million for the year ended December 31, 2022, compared to an inflow of US$25.1 million for the year ended December 31, 2021.

The decrease in the inflow from working capital of US$4.3 million was driven by an increase of US$56.6 million in the variation of other assets mainly explained by money held in escrow and guarantees pursuant to merchant and processor requirements during the last quarter of 2022, a decrease of US$9.5 million in the variation of tax liabilities, a decrease of US$3.6 million in the variation of trade and other payables, a decrease of US$0.5 million in the variation of provisions, partially offset by a decrease of US$65.9 million in the variation of trade and other receivables.

Investing Activities

In 2022, our net cash from investing activities increased by US$42.2 million from cash used of US$37.9 million in 2021 to cash generation of US$4.3 million in 2022, mainly due to a decrease of US$34.7 million of additions to intangible assets, a decrease of US$1.0 million in acquisitions of property, plant and equipment, and an increase of US$7.2 million of interests collected from financial instruments and net collections of financial assets at fair value through profit or loss. In 2021 there was US$39.3 million of additions of intangible assets due to the acquisition of Primeiropay, which was not repeated in 2022.

Financing Activities

In 2022, our net cash used in financing activities decreased by US$181.1 million, from an inflow of US$153.7 million in 2021 to a cash use of US$27.3 million in 2022, mainly due to a US$63.2 million of proceeds from the issuance of shares in 2021, a US$87.1 million of proceeds from initial public offering in 2021, and due to net repayments of borrowings of US$6.8 million, the repurchase of shares of US$2.0 million, partially offset by proceeds from exercises of share options by US$3.9 million in 2022. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends Distribution Policy.”

Capital Expenditures

For the years ended December 31, 2022 and 2021, we made capital expenditures of US$12.4 million and US$48.0 million, respectively. Total capital expenditures as a percentage of revenue were 3.0% and 19.7% in 2022 and 2021, respectively. These capital expenditures mainly include expenditures related to the intangible assets acquisition from PrimeiroPay in 2021, capitalized software development and investments in computer hardware.

Off-Balance Sheet Arrangements

As of December 31, 2022 and 2021, we did not have any off-balance sheet arrangements.

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

D.
Trend information.

Other than as disclosed in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2022, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Alberto Eduardo Azar	67	Chairman
Sebastián Kanovich	32	Director
Andres Bzurovski Bay	45	Director
Sergio Enrique Fogel Kaplan	59	Director
Luiz Ribeiro	38	Director
Martín Escobari	51	Director
Tereza Grossi	74	Director
Jacobo Singer	32	Director
Jitendra Gupta	41	Director
Mariam Toulan	57	Director

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

Mr. Luiz Ribeiro is a member of our board of directors and a Managing Director at General Atlantic, focusing on their investments in South America. Before joining General Atlantic in 2016, Mr. Ribeiro worked as a Director at Advent International, where he concentrated on the financial services and healthcare sectors while based in the São Paulo and Bogota offices. During his time at Advent International, he served on the boards of a number of investments, and served as CFO of Atmosfera Gestão e Higienização de Texteis Ltda. Mr. Ribeiro currently sits on the boards of Neon, Pague Menos, Locaweb, Bold, Fluency Academy and QuintoAndar, and is a board observer of Gympass. Mr. Ribeiro received a Bachelor of Arts in Business Administration from Fundação Getulio Vargas (EAESP-FGV) and completed the Program for Leadership Development at Harvard Business School.

Mr. Martín Escobari is a member of our board of directors, and Co-President, Managing Director and Head of General Atlantic’s business in Latin America. Mr. Escobari is also chairman of General Atlantic’s Investment Committee and serves on the firm’s Management and Portfolio Committees. Mr. Escobari serves or has served on the boards of numerous public and private companies, and currently serves on the boards of Arco, Grupo Axo, Sanfer and XP Investimentos. Before joining General Atlantic in 2012, Mr. Escobari was a Managing Director at Advent International, where he focused on the financial services sector. Prior to that, he was Co-Founder and CFO of Submarino.com, a leading Brazilian online retailer that went public on the Bovespa and was sold to Lojas Americanas in 2006. Mr. Escobari started his career as a management consultant at The Boston Consulting Group. Mr. Escobari received a BA in Economics from Harvard College and an MBA from Harvard Business School.

Ms. Tereza Grossi is an independent member of our board of directors and the chair and a member of our audit committee. She served as the Deputy Governor for Supervision at the Central Bank of Brazil before becoming a board member and the financial expert of the audit committee of Itaú Unibanco Holding S.A. Ms. Grossi currently serves as chair of the fiscal council of Itaúsa S.A. Ms. Grossi has a 20-year experience in financial sector supervision, corporate structuring of audit committees, internal audits and controls, as well as compliance and risk management. Ms. Grossi also has a 15-year experience as a member of the audit committee in various publicly-held companies in the industrial, retail and financial sectors, including B3 S.A., C&A Modas, Duratex S.A, CVC Corp. and Porto Seguro S.A. Ms. Grossi has received a Bachelor in Arts in Accounting and Business Administration from the Universidade Católica de Minas Gerais, in addition to having attended specialization courses in Bank Supervision from the Bank for International Settlements and the U.S. Federal Reserve.

Mr. Jacobo Singer is our President and Chief Operating Officer, and a member of our board of directors, and leads a broad range of initiatives, oversees our IT and business systems and is responsible for dLocal’s expansion efforts and compliance. He ensures that key business and banking relationships are in place as we grow our presence across Latin America, APAC, Middle East and Africa, and that we are operating in compliance with local rules and regulations. A key member of the founding management team, he was previously dLocal’s chief technology officer, and has designed and built our payments platform from the ground up. Prior to dLocal, he led product and engineering teams at AstroPay where he gained deep technology and project management expertise. Mr. Singer holds a Bachelor’s of Science Degree in Information Technology from Universidad ORT Uruguay, and he completed the Endeavor Innovation and Growth Program at Stanford Graduate School of Business.

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

Ms. Toulan is an Independent Adviser and former Senior Investment Banker with over 30 years financial leadership experience across Europe, the Middle East, Africa, North and South America. She has expertise in identifying, evaluating, and mitigating risk, as well as developing new business opportunities. After her retirement from investment banking, she has acted as a Senior Adviser to a range of mid-size and large-cap companies. Prior to that, she served as MD and Head of EMEA Loan Syndicate at Bank of America Merrill Lynch, where she was a senior risk taker and sat on the EMEA Finance Committees. Before joining Bank of America in 2008, she spent 10 years as a leader in JPMorgan’s EMEA leveraged finance business in London. She has experience in a broad range of emerging markets, having contributed to Baring Private Equity Partners capital raising efforts for EM Funds and having spent several years with the International Finance Corporation where she was responsible for global distribution of EM primary bond and equity issues. She began her career at Chemical Bank in NY. Ms. Toulan has an MBA from INSEAD in France and a BSc from Georgetown University’s School of Foreign Service in Washington, DC.

Executive Officers

Our executive officers are responsible for the management and representation of our company.

The following table lists our current executive officers:

Name	Age	Position
Sebastián Kanovich	32	Chief Executive Officer
Jacobo Singer	32	President and Chief Operating Officer
Diego Cabrera Canay	49	Chief Financial Officer
Alberto Almeida	35	Chief Technology Officer
John O'Brien	38	Chief Revenue Officer
Gabriela Vieira	34	General Counsel

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

Mr. Alberto Almeida is our Chief Technology Officer, and is responsible for bringing extensive technical experience to help dLocal expand its platform globally. Alberto previously worked with DLocal from December 2016 to September 2019, starting as a software engineer before rising to head of software development and then serving as the Company’s Chief Technology Officer. He served as Engineering Manager of Zalando SE in Germany from December 2019 to May 2022 before rejoining DLocal in June 2022.

Mr. John O’Brien is our Chief Revenue Officer and is responsible for the management and growth of dLocal's revenue. John's remit includes sales, account management, customer success, technical account management, revenue operations & marketing. Before dLocal, John worked in Worldpay's enterprise e-commerce division for 14 years, where he had a variety of leadership roles across commercial and operational functions before joining the executive team in 2018. John completed an MA in International Management and Payment Ecosystems from Middlesex University in 2019.

Ms. Gabriela Vieira is our General Counsel, responsible for the Legal and Compliance departments. Previously, Gabriela was the Global Director of Legal and Compliance at PrimeiroPay and joined dLocal after the PrimeiroPay acquisition. Gabriela holds a bachelor's degree in law from the Federal University of Pernambuco, as well as a master’s degree and PhD in International Law from the University of São Paulo.

Our Relationship with our Directors, Executive Officer and Members of Senior Management

There are no family relationships between any of our directors, executive officers and members of our senior management.

B.
Compensation.

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis, and we have not otherwise publicly disclosed this information elsewhere. Historically, our directors have not been paid separate compensation and have received only dividends in respect of their ownership of our common shares, except for our independent directors who receive compensation in cash or shares. For the years ended December 31, 2022, 2021, and 2020, the aggregate compensation expense for our executive officers and Directors for services in all capacities was US$5.1 million, US$9.5 million, and US$8.1 million, respectively, which includes both benefits paid in kind and monetary compensation. Benefits in kind granted as of December 31, 2022 consists of 41,428 Restricted Stock Units with an exercise price of US$0.002 per share, and 1,919,006 Share Options with an average exercise price of US$7.44 per share.

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

We issued stock options and restricted stock units to certain of our employees during the year ended December 31, 2022, 2021 and 2020, for which we expect to incur compensation charges of US$2.3 million, US$2.0 million, US$1.6 million and US$1.4 million, during each of the three month periods ended March 31, 2023, June 30, 2023, September 30, 2023 and December 31, 2023, respectively, and thereafter we expect to incur an annual compensation charge of US$2.4 million, US$1.3 million, US$0.6 million, and US$0.1 million, during each of the fiscal years ended December 31, 2024, 2025, 2026, and 2027, respectively. As of December 31, 2022, 3,534,561 stock options and restricted stock units were issued and outstanding.

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

C.
Board practices.

Committees

Audit Committee

The audit committee, which consists of Tereza Grossi, Jitendra Gupta and Mariam Toulan, assists our board of directors in overseeing our accounting and financial reporting processes, the audits of our financial statements, and our compliance policies. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Tereza Grossi serves as chair of the committee. Tereza Grossi is considered an “audit committee financial expert” as defined by the SEC, and the audit committee consists exclusively of members of our board of directors who are financially literate. Our board of directors has determined that Tereza Grossi, Jitendra Gupta and Mariam Toulan satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

Board Diversity

The following matrix outlines the gender identity and the demographic background of the members of our board of directors in accordance with the Nasdaq rules to which we are subject:

Board Diversity Matrix (as of December 31, 2022)
Country of Principal Executive Offices:	Uruguay
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors:	2	8	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:	1
LGBTQ+:	—
Did not Disclose Demographic Background:	—

D.
Employees.

Human capital

The following tables show our total number of full-time equivalents as of December 31, 2022, 2021 and 2020, broken down by functional area and geographical region:

	As of December 31,
	2022	2021	2020
Operations	47	31	13
Technology & Development	245	202	117
Sales & Marketing	143	83	38
General & Administrative(1)	291	219	142
Total	726	535	310

(1)
As of December 31, 2022, General and Administrative included 26 technology related FTEs. As of December 31, 2021, and 2020, it included 18 and 20 respectively.

	As of December 31,
	2022	2021	2020
Americas	567	463	268
EMEA	125	45	23
Asia Pacific	34	27	19
Total	726	535	310

During 2022, 2021 and 2020, and as of the date of this annual report, none of our employees were represented by labor unions. During 2022, we did not employ any temporary employees.

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Share Incentive Plan” for information on our incentive program.

F.
Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

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

The percentages of beneficial ownership in the table below are calculated on the basis of 293,796,128 shares outstanding as of March 31, 2023, which assumes none of the currently existing warrants or stock options are exercised, and excludes 2,502,385 treasury shares held by us.

Unless otherwise indicated below, the address for each beneficial owner is c/o dLocal, Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300. The table below presents shareholder information based on publicly available information filed on Schedules 13G and 13D and information provided to us by certain shareholders as at March 31, 2023.

	Class A		Class B		Common shares
Shareholders	Shares	%	Shares	%	%
5% Shareholders
General Atlantic DO B.V(2)	61,746,015	38.7	—	—	21.0
Sergio Enrique Fogel Kaplan(3)	1,497,057	0.9	48,718,177	36.3	17.1
Andres Bzurovski Bay(4)	748,977	0.5	48,718,583	36.3	16.8
Alberto Eduardo Azar(5)	449,390	0.3	17,820,816	13.3	6.2
FMR LLC(6)	16,049,423	10.0	—	—	5.5
Unsal Holdings Limited(7)	15,091,307	9.4	—	—	5.1
Executive Officers and Directors
Sergio Enrique Fogel Kaplan(3)	1,497,057	0.9	48,718,177	36.3	17.1
Andres Bzurovski Bay(4)	748,977	0.5	48,718,583	36.3	16.8
Alberto Eduardo Azar(5)	449,390	0.3	17,820,816	13.3	6.2
Sebastián Kanovich(8)	—	—	12,629,474	9.4	4.3
Luiz Ribeiro(9)	—	—	—	—	—
Martín Escobari(10)	—	—	—	—	—
Tereza Grossi	—	—	—	—	—
Mariam Toulan	—	—	—	—	—
Jacobo Singer	—	—	6,167,142	4.6	2.1
Jitendra Gupta	—	—	—	—	—
Diego Cabrera Canay	—	—	—	—	—
Alberto Almeida	—	—	—	—	—
Gabriela Vieira	—	—	—	—	—
John O'Brien	—	—	—	—	—
Others (11)	1,357,482	0.8	—	—	0.5
Public float (12)	62,802,285	39.3	—	—	21.4
Total (13)	159,741,936	100	134,054,192	100	100

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
(2)
Includes 27,310,939 Class A common shares held by General Atlantic DO B.V., or “GA DO”, which is a wholly owned subsidiary of General Atlantic Coöperatief U.A., or “GA Coop UA”, 30,000,000 Class A common shares held by General Atlantic (DO) SPV, L.P. or “GA DO SPV”, which is an indirect wholly owned subsidiary of GA Coop UA, and 4,435,076 Class A common shares held by General Atlantic (DLO), L.P., or “GA DLO”. The general partner of GA DO SPV is General Atlantic (DO) SPV GP, LLC, or “GA DO SPV GP”, and the sole member of GA DO SPV GP is GA DO. The members of GA Coop UA that share beneficial ownership of the shares of the Company held by GA DO through GA Coop UA are the following General Atlantic investment entities: General Atlantic Partners (Bermuda) IV, L.P., or “GAP Bermuda IV”, General Atlantic Partners (Bermuda) EU, L.P., or “GAP Bermuda EU”, General Atlantic Partners (Lux) SCSp, or “GAP Lux”, General Atlantic Cooperatief, L.P., or “GA Coop LP”, GAP Coinvestments III, LLC, or “GAPCO III”, GAP Coinvestments IV, LLC or “GAPCO IV”, GAP Coinvestments V, LLC, or “GAPCO V”, and GAP Coinvestments CDA, L.P., or “GAPCO CDA”. The limited partners of “GA DLO, that share beneficial ownership of the shares of the Company held by GA DLO are GAP Bermuda EU, GAP Lux, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA and General Atlantic Partners 100, L.P., or “GAP 100.” General Atlantic (SPV) GP, LLC, or “GA SPV”, is the general partner of GA DLO. General Atlantic GenPar, L.P., or “GA GenPar” is the general partner of GAP 100. General Atlantic, L.P., or “GA LP”, which is controlled by the Management Committee of GASC MGP, LLC, (the “GA Management Committee”) is the sole member of GA SPV, the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA and GA GenPar. The general partner of GAP Lux is General Atlantic GenPar (Lux) SCSp, or “GA GenPar Lux” and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à r.l., or “GA Lux”. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P., or “GenPar Bermuda”. GAP (Bermuda) L.P., or “GAP Bermuda”, which is also controlled by the GA Management Committee, is the general partner of GenPar Bermuda and GA Coop LP. As of the date hereof, there are nine members of the GA Management Committee. By virtue of the foregoing, GA DO, GA Coop UA, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA DO SPV, GA DO SPV GP, GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GA Coop LP, GA DLO, GAP 100, GA SPV, GA GenPar, GA LP, GA GenPar Lux, GA Lux, GenPar Bermuda and GAP Bermuda are a “group” within the meaning of Rule 13d-5 of the US Securities Exchange Act of 1934, as amended. Each of the members of the GA Management Committee disclaims ownership of the Class A common shares reported herein except to the extent that he has a pecuniary interest therein. The mailing address of GA DLO, GA SPV, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GAP 100, GA GenPar,and GA LP is 55 East 52nd Street, Floor 33, New York, NY 10055.The mailing address of GAP Bermuda EU, GAP Bermuda IV, GA Coop LP, GenPar Bermuda, and GAP Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GA DO and GA Coop UA is Prinsengracht 769, 1017 JZ, Amsterdam, Netherlands. The mailing address of GAP Lux, GA Lux, and GA GenPar Lux is 412F, Route d’Esch, L-1471 Luxembourg. The mailing address of GA DO SPV and GA DO SPV GP is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(3)
Held directly and indirectly through IZBA S.A. Sergio Enrique Fogel Kaplan and Aline Eva Herrnstadt disclaim any beneficial ownership of the shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly. Information is based on the Schedule 13G filed by the shareholder on February 11, 2022 and information provided by the shareholder to the Company.
(4)
Held directly and indirectly through Emerald Bay 24 LLC. Information is based on the Schedule 13G filed by the shareholder on February 11, 2022 and information provided by the shareholder to the Company.
(5)
Held directly and indirectly through Aqua Crystal Investments Ltd. Information is based on the Schedule 13G filed by the shareholder on February 11, 2022 and information provided by the shareholder to the Company.
(6)
Includes shares held directly or indirectly by FMR LLC, Abigail P. Johnson, FIAM LLC, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research Company LLC. The address of the shareholder is 245 Summer Street, Boston, Massachusetts 02210. Information is based on the Schedule 13G/A filed by FMR LLC and Abigail P. Johnson on February 9, 2023.
(7)
Information is based on the Schedule 13G filed by the shareholder on September 7, 2022.
(8)
Held indirectly through Nordau Inc. Information is based on the Schedule 13G/A filed by the shareholder on February 21, 2023.
(9)
Mr. Ribeiro, a member of our board of directors, is a managing director at General Atlantic. Mr. Ribeiro disclaims beneficial ownership of the shares held by GA DO, GA DO SPV and GA DLO except to the extent, if any, of his pecuniary interest therein.
(10)
Mr. Escobari, a member of our board of directors, is a managing director of General Atlantic. Mr. Escobari disclaims beneficial ownership of the shares held by GA DO, GA DO SPV and GA DLO except to the extent, if any, of his pecuniary interest therein.
(11)
“Others” is comprised of other shareholders that held less than 5% of our shares.
(12)
Does not include shares held by the 5% Shareholders described above.
(13)
Does not include 2,502,385 Class A common shares held by the company as treasury stock.

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

Key Management Compensation

The compensation for our executive team and directors was US$5.1 million, US$9.5 million and US$8.1 million for the year ended December 31, 2022, 2021 and 2020, respectively.

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

Considering that as of December 31, 2020 the derivative financial instrument represented a liability for dLocal of US$ 2.9 million, a gain for the same amount was recognized within Operating profit in the line item “Other operating gain/(loss)” in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2021.

Loan Arrangements with Shareholders

In November 2020, dLocal Malta had granted loans to two of our officers in the aggregate amount of US$20.5 million and US$11.0 million, respectively, to finance their purchase of dLocal Malta shares in the amount of 20,097 and 10,821, respectively. These loans were fully repaid in April 2021.

Commercial Transactions

We had revenues from transactions with merchants who were related parties in the amount of US$1.2 million, US$2.0 million and US$1.6 million for the year ended December 31, 2022, 2021 and 2020, respectively; and costs with preferred suppliers (collection agents) who were related parties in the amount of US$0.6 million, US$0.6 million and US$0.4 million for the year ended December 31, 2022, 2021 and 2020, respectively. We also had outstanding accounts payables for US$1.7 million and US$0.7 million for the year ended December 31, 2022, and 2021, respectively; and outstanding accounts receivables for US$1.0 million, and US$6.1 million for the year ended December 31, 2022, and 2021, respectively.

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

As of December 31, 2022, we were party to 118 legal proceedings. Of these proceedings, we were party to legal proceedings for claims in the total amount of approximately US$0.2 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.

On February 23 and February 28, 2023, certain putative securities class action complaints were filed against, among others, us, and certain of our officers and directors, which were filed in the Supreme Court of the State of New York, county of New York. The complaints allege, among other things, that certain offering documents filed with the SEC in connection with our IPO misrepresented and/or omitted to state certain material facts. We intend to defend ourselves vigorously.

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

None.

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

Our Articles of Association authorize the issuance of up to 1,000,000,000 Class A common shares and 250,000,000 Class B common shares and 250,000,000 shares as yet undesignated which may be issued as common shares or shares with preferred rights of our authorized share capital. As of December 31, 2022, 161,975,678 Class A common shares and 134,054,192 Class B common shares of our authorized share capital were issued, fully paid and outstanding, and 134,946 Class A common shares were held by us as treasury stock.

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

As of December 31, 2022, we had a total issued share capital of US$592,330, divided into 296,164,816 common shares, comprising 161,975,678 Class A common shares, 134,946 Class A common treasury shares held by us and 134,054,192 Class B common shares.

Treasury Stock

As of March 31, 2023, dLocal had 2,502,385 Class A common shares in treasury.

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

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than five (5) clear days’ notice prior to the relevant shareholders’ meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regard to the annual general meeting and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

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

The board considers that, the directors Tereza Grossi, Jitendra Gupta and Mariam Toulan are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq.

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

Two Classes of Common Shares

The Class B common shares of dLocal are entitled to five votes per share, while the Class A common shares are entitled to one vote per share. Since certain of our shareholders, Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments, Sebastián Kanovich (indirectly through Nordau Inc.) and Jacobo Singer, own 100.0% of the Class B common shares, Andres Bzurovski Bay, Sergio Enrique Fogel Kaplan, Alberto Eduardo Azar, Sebastián Kanovich and Jacobo Singer, acting together, currently have the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders.

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

Based on the market price of our Class A common shares during 2022 and the composition of our income and assets, including goodwill, we believe that we were not a PFIC for our 2022 taxable year and we do not expect to become one in the foreseeable future. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (i) we hold and expect to continue to hold a substantial amount of cash, which is generally categorized as a passive asset; and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

J.
Annual report to security holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, market risk and liquidity risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see note 30 to the consolidated financial statements included in this Annual Report.

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

Item 15. Controls and Procedures.

(a)
Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2022.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022.

(c)
Attestation report of the registered public accounting firm.

The effectiveness of internal control over financial reporting as of December 31, 2022, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in its report which is included herein.

(d)
Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting as defined in Rule 13a-15(d), under the Securities Exchange Act of 1934, as amended, that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

Fees Paid to the Company’s Principal Accountant

In 2022, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company. Fees paid to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2022 and 2021 are detailed below:

	For the Year Ended December 31
	(in thousands of US$)
	2022	2021
Audit fees	1,507	1,019
Audit related fees	—	264
Tax fees	7	—
All other fees	—	51
Total	1,514	1,334

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

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2022 and the fees paid for such services.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On December 19, 2022, our board approved the creation of a share repurchase program, or the Repurchase Program. The Repurchase Program is executed in compliance with Rule 10b-18 and Rule 10b5-1(c)(1) under the Exchange Act and will expire on the earlier of July 2023 and when the US$100 million buyback limit is reached. Buybacks shall be made from time-to-time in open market and negotiated purchases. An aggregate amount of up to US$100 million in our Class A common shares can be repurchased under the Repurchase Program. The specific prices, numbers of shares and timing of purchase transactions shall be determined by us from time to time in our sole discretion.

Set forth below, in tabular format, is disclosure on the repurchase of Class A common shares for the year ended December 31, 2022 and until March 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs
December 1 to December 31, 2022	134,946	US$15.0	134,946	US$97,976,143
January 1 to January 31, 2023	577,070	US$16.0	577,070	US$88,720,926
February 1 to February 28, 2023	625,150	US$16.3	625,150	US$78,534,870
March 1 to March 31, 2023	1,165,219	US$15.0	1,165,219	US$61,010,525
Total	2,502,385	US$15.6	2,502,385	US$61,010,525

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

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to dLocal and the laws applicable to companies incorporated in the United States and their shareholders.

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

8.1	List of subsidiaries of DLocal Limited (incorporated by reference to Note 4 to our audited consolidated financial statements filed with this annual report on Form 20-F).
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Price Waterhouse & Co. S.R.L.
99.1*	Securities Trading Policy

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DLocal Limited

Date: April 5, 2023	By:	/s/ Diego Cabrera Canay
Diego Cabrera Canay
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DLocal Limited

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of DLocal Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control -Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Audit of Transaction revenues

As described in Notes 2.14 and 6 to the consolidated financial statements, the Company’s transaction revenues were $415.4 million for the year ended December 31, 2022 representing 99.16% of the Company’s total consolidated revenues. These revenues are generated mainly by processing fees and foreign exchange service fees, defined either as percentage of the transaction value or a fixed amount per transaction depending on each agreement.

The principal considerations for our determination that performing procedures relating to the audit of transaction revenues is a critical audit matter are (i) the complexity of the Company’s processes for setting the transaction revenues with their merchants mostly defined individually, which in turn led to (ii) a significant effort in performing procedures and evaluating audit evidence related to such processes; and (iii) the involvement of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the transaction revenue recognition process, including controls over management’s processes for calculating and recording transaction revenues. These procedures also included among others: (i) performing detailed testing of transactions recognized as transaction revenues by agreeing the amounts recognized to source documents; and (ii) testing the mathematical accuracy of transactions recognized as transaction revenues. Professionals with specialized skills and knowledge were involved in the testing of the effectiveness of controls relating to management’s processes for calculating and recording transaction revenues.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Gustavo Ariel Vidan (Partner)

Autonomous City of Buenos Aires, Argentina

April 5, 2023

We have served as the Company’s auditor since 2020.

DLocal Limited

Consolidated Statements of Comprehensive Income

Years ended December 31, 2022, 2021 and 2020

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	For the Year Ended December 31,
		2022	2021	2020
Continuing operations
Revenues	6	418,925	244,120	104,143
Cost of services	6	(216,758)	(113,677)	(44,065)
Gross profit		202,167	130,443	60,078
Technology and development expenses	7	(6,348)	(3,386)	(2,005)
Sales and marketing expenses	8	(13,335)	(5,916)	(2,852)
General and administrative expenses	8	(48,343)	(40,637)	(22,188)
Impairment (loss)/gain on financial assets	16, 17	(5,534)	(33)	808
Other operating (loss)/gain	24	(697)	3,367	(2,896)
Operating profit		127,910	83,838	30,945
Finance income	11	18,078	2,540	502
Finance costs	11	(24,668)	(544)	(67)
Inflation adjustment	11	(1,037)	(334)	38
Other results		(7,627)	1,662	473
Profit before income tax		120,283	85,500	31,418
Income tax expense	12	(11,586)	(7,647)	(3,231)
Profit for the year		108,697	77,853	28,187
Profit attributable to:
Owners of the Group		108,683	77,876	28,184
Non-controlling interest		14	(23)	3
Profit for the year		108,697	77,853	28,187
Earnings per share
Basic Earnings per share	13	0.37	0.27	0.10
Diluted Earnings per share	13	0.35	0.25	0.10
Other comprehensive Income
Items that are or may be reclassified subsequently to profit or loss:
Exchange difference on translation on foreign operations		20	102	37
Other comprehensive income for the year, net of tax		20	102	37
Total comprehensive income for the year		108,717	77,955	28,224
Total comprehensive income for the year is attributable to:
Owners of the Group		108,708	77,969	28,231
Non-controlling interest		9	(14)	(7)
Total comprehensive income for the year		108,717	77,955	28,224
The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Financial Position

At December 31, 2022 and 2021

(All amounts in thousands of U.S. Dollars)

	Notes	December 31, 2022	December 31, 2021
ASSETS
Current Assets
Cash and cash equivalents	14	468,092	336,197
Financial assets at fair value through profit or loss	15	1,295	1,004
Trade and other receivables	16	240,446	190,966
Derivative financial instruments	24	1,206	—
Other assets	17	56,789	1,339
Total Current Assets		767,828	529,506
Non-Current Assets
Deferred tax assets	12	362	133
Property, plant and equipment	18	2,734	2,485
Right-of-use assets	19	3,934	3,915
Intangible assets	20	51,443	46,969
Total Non-Current Assets		58,473	53,502
TOTAL ASSETS		826,301	583,008
LIABILITIES
Current Liabilities
Trade and other payables	21	407,874	277,160
Borrowings	22	—	5,014
Lease liabilities	19	686	502
Tax liabilities	23	11,695	13,126
Derivative financial instruments	24	544	221
Provisions	25	1,473	1,710
Contingent consideration liability	20	—	665
Total Current Liabilities		422,272	298,398
Non-Current Liabilities
Deferred tax liabilities	12	1,016	883
Lease liabilities	19	3,393	3,426
Total Non-Current Liabilities		4,409	4,309
TOTAL LIABILITIES		426,681	302,707
EQUITY
Share Capital	13	592	590
Share Premium	13	164,307	157,151
Capital Reserve	13	16,185	12,741
Other Reserves	13	(1,448)	(30)
Retained earnings	13	219,993	109,867
Total Equity Attributable to owners of the Group		399,629	280,319
Non-controlling interest		(9)	(18)
TOTAL EQUITY		399,620	280,301
TOTAL EQUITY AND LIABILITIES		826,301	583,008

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Changes in Equity

Years ended December 31, 2022, 2021 and 2020

(All amounts in thousands of U.S. Dollars)

	Notes	Member Contributed Capital	Share Capital	Share Premium	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2022		—	590	157,151	12,741	(30)	109,867	280,319	(18)	280,301
Comprehensive Income for the year
Profit of the year		—	—	—	—	—	108,683	108,683	14	108,697
Exchange difference on translation on foreign operations		—	—	—	—	(1,418)	1,443	25	(5)	20
Total Comprehensive Income for the year		—	—	—	—	(1,418)	110,126	108,708	9	108,717
Transactions with Group owners in their capacity as owners
Share-options exercise	13	—	2	9,177	(5,240)	—	—	3,939	—	3,939
Forfeitures	13	—	—	—	(896)	—	—	(896)	—	(896)
Share-based payments	9	—	—	—	9,580	—	—	9,580	—	9,580
Repurchase of shares	13	—	—	(2,021)	—	—	—	(2,021)	—	(2,021)
Transactions with Group owners in their capacity as owners		—	2	7,156	3,444	—	—	10,602	—	10,602
Balance as of December 31st, 2022		—	592	164,307	16,185	(1,448)	219,993	399,629	(9)	399,620
Balance as of January 1st, 2021		—	602	—	12,582	119	31,749	45,052	(4)	45,048
Comprehensive Income for the year
Profit of the year		—	—	—	—	—	77,876	77,876	(23)	77,853
Exchange difference on translation on foreign operations		—	—	—	—	(149)	242	93	9	102
Total Comprehensive Income for the year		—	—	—	—	(149)	78,118	77,969	(14)	77,955
Transactions with Group owners in their capacity as owners
Initial public offering, net of underwriting discount and incremental and direct costs	13	—	9	86,441	—	—	—	86,450	—	86,450
Issue of ordinary shares	13	—	45	63,132	—	—	—	63,177	—	63,177
Par value change from 1.1211 U.S. Dollars to 1 U.S. Dollars	13	—	(70)	70	—	—	—	—	—	—
Share-options exercise	13	—	—	6,979	(6,898)	—	—	81	—	81
Forfeitures	13	—	—	—	(6)	—	—	(6)	—	(6)
Warrant exercise	13	—	4	529	(533)	—	—	0	—	—
Share-based payments	9	—	—	—	7,596	—	—	7,596	—	7,596
Transactions with Group owners in their capacity as owners		—	(12)	157,151	159	—	—	157,298	—	157,298
Balance as of December 31st, 2021		—	590	157,151	12,741	(30)	109,867	280,319	(18)	280,301
Balance as of January 1st, 2020		602	—	—	5,287	14	18,460	24,363	166	24,529
Adjustments due to reorganizations		(602)	602	—	—	—	—	—	—	—
Adjusted balance as of January 1st, 2020		—	602	—	5,287	14	18,460	24,363	166	24,529
Comprehensive Income for the year
Profit of the year		—	—	—	—	—	28,184	28,184	3	28,187

Exchange difference on translation on foreign operations		—	—	—	—	105	(58)	47	(10)	37
Total Comprehensive Income for the year		—	—	—	—	105	28,126	28,231	(7)	28,224
Transactions with Group owners in their capacity as owners
Share-based payments	9	—	—	—	7,295	—	—	7,295	—	7,295
Distribution of retained earnings	13	—	—	—	—	—	(15,000)	(15,000)	—	(15,000)
Transaction between shareholders	13	—	—	—	—	—	163	163	(163)	—
Transactions with Group owners in their capacity as owners		—	—	—	7,295	—	(14,837)	(7,542)	(163)	(7,705)
Balance as of December 31st, 2020		—	602	—	12,582	119	31,749	45,052	(4)	45,048

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Cash Flows

Years ended December 31, 2022, 2021 and 2020

(All amounts in thousands of U.S. Dollars)

	Notes	2022	2021	2020
Cash flows from operating activities
Profit before income tax		120,283	85,500	31,418
Adjustments:
Interest income from financial instruments	11	(18,114)	(2,556)	(443)
Interest charges for lease liabilities	11	177	142	20
Other finance expense / (income)	11	3,851	402	(3)
Finance expense related to derivative financial instruments	11	17,074	—	—
Amortization of Intangible assets	10	6,891	3,917	656
Depreciation of Property, plant and equipment	10	738	377	155
Amortization of Right-of-use asset	10	518	453	181
Revenue reduction related to prepaid assets	17	567	200	67
Share-based payment expense, net of forfeitures	9	8,684	7,590	7,295
Net exchange differences	11	1,877	(19)	(99)
Fair value loss/(gain) on financial assets at fair value through profit or loss	11	36	16	(9)
Other operating (gain)/loss	24	—	(2,896)	2,896
Net Impairment loss/(gain) on financial assets	16	(42)	33	(808)
		142,540	93,159	41,326
Changes in working capital
Increase in Trade and other receivables	16	(49,438)	(115,355)	(45,932)
(Increase) / decrease in Other assets	17	(56,015)	581	(1,114)
Increase in Trade and other payables	21	130,714	134,295	89,888
(Decrease) / Increase in Tax Liabilities	23	(4,245)	5,309	5,877
(Decrease) / Increase in Provisions	25	(237)	317	595
Cash from operating activities		163,319	118,306	90,640
Income tax paid		(8,868)	(9,820)	(2,154)
Net cash from operating activities		154,451	108,486	88,486
Cash flows from investing activities
Acquisitions of Property, plant and equipment	18	(987)	(1,949)	(876)
Additions of Intangible assets	20	(11,365)	(46,068)	(3,006)
Net (acquisitions)/collections of financial assets at FVPL		(327)	7,520	7,089
Interest collected from financial instruments		17,649	2,556	443
Contingent Consideration Liability Paid		(665)	—	—
Net cash provided by / (used in) investing activities		4,305	(37,941)	3,650
Cash flows from financing activities
Proceeds from issuance of shares	13	—	63,177	—
Proceeds from initial public offering	13	—	87,088	—
Repurchase of shares	13	(2,021)	—	—
Initial public offering expenses paid	13	—	(638)	—
Share-options exercise paid	13	3,939	81	—
Dividends paid		—	—	(15,000)
Proceeds from borrowings	22	14,782	5,000	—
Repayment of borrowings	22	(19,967)	—	—
Interest payments on borrowings	22	(1,600)	—	—
Interest payments on lease liability		(177)	(142)	(20)
Principal payments on lease liability		(386)	(430)	(131)
Finance expense paid related to derivative financial instruments		(19,646)	—	—
Other finance expense paid		(2,251)	(388)	(47)
Net cash (used in) / provided by financing activities		(27,327)	153,748	(15,198)
Net increase in cash flow		131,429	224,293	76,938
Cash and cash equivalents at the beginning of the year		336,197	111,733	34,765
Effects of exchange rate changes on cash and cash equivalents		466	171	30
Cash and cash equivalents at the end of the year		468,092	336,197	111,733

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Notes to the Consolidated Financial Statements

At December 31, 2022

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

The Group processes payment transactions, enabling merchants located in developed economies (mainly United States, Europe and China) to get paid (“payins”) from customers in emerging markets and to make payments (“payouts”) to customers in emerging markets. As of the date of issuance of these Consolidated Financial Statements, the Group continued to focus on its expansion efforts bringing the total number of countries in the geographic network to 40.

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

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and operates and may be licensed, as applicable, in 40 countries in emerging markets, primarily in the Americas, Asia and Africa.

In addition, the Group is subject to laws aimed at preventing money laundering, corruption and the financing of terrorism. This regulatory landscape is constantly changing, including as a consequence of the implementation of the Fifth Anti-Money Laundering Directive (Directive (EU) 2018/843, “MLD5”) and the proposed amendments to the MLD4, often referred to as the fourth Anti-Money Laundering Directive.

As part of the requirements for maintaining its financial institution license, the Maltese subsidiary dLocal Limited is subject to externally imposed capital requirements by the regulator in Malta, which initially amounted to Euros 400 thousands (USD 453). As of December 31, 2022, such capital requirements were fulfilled. As of 31 December 2021 the subsidiary calculated its capital requirement at the level of Euros 530 (USD 600). As of December 31, 2021, Tier 1 Capital was temporarily short in respect of its regulatory capital requirement with an amount of USD 37,666. Such position was rectified upon the signing of the subsidiary's financial statements, due to the fact that profits registered during the year ended December 31, 2021, were verified as a result of the external audit of the financial statements of the subsidiary, and Tier 1 Capital post verification was considered to be that of USD 4,621, which is in excess of the externally imposed minimum capital requirement of Euros 530 thousands (USD 600).

1.2 Reorganization

On April 14, 2021, in a series of transactions as further described below, the owners of dLocal Group Limited completed the contribution of 100% of their respective interests in dLocal Group Limited, with par value 1.1211 U.S. Dollars per share, on a pro rata basis to a newly formed entity, dLocal, in exchange for 100% of the common shares of dLocal, with par value 1 U.S. Dollars per share with no additional consideration, defined as the “Reorganization”. The purpose of the Reorganization was to facilitate the initial public offering of the Group. dLocal had no prior assets, holdings or operations.

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

The Reorganization was limited to entities which were all under the control of the same shareholder group and was implemented to facilitate the IPO, it did not qualify as a business combination under common control; rather, it was a Reorganization of the capital of dLocal Group Limited, the existing organization. Therefore, all financial and other information herein relating to December 2020 are presented using the historical values from the consolidated financial statements of dLocal Group Limited. However, the issued share capital reflects that of Dlocal as of the Reorganization date.

1.3 Significant events during the year

a)
Filing of Form 20-F

On May 2, 2022, the Group filed its annual report on Form 20-F as of December 31, 2021, and 2020 and for the years ended December 31, 2021, 2020, and 2019.

b)
Collateralized Credit Facility

On March 3, 2022, the subsidiary DLocal Group Limited (the “Borrower”) entered into a Credit Agreement (the “Agreement”) with Bank J. Safra Sarasin (Gibraltar) Ltd, acting through its London Branch (the “Bank”), pursuant to which the Bank grants a facility to the Borrower of a maximum amount of a total of USD 4,000 (the “Credit Facility”). The Borrower may utilize the Credit Facility for options and futures transactions as well as structured products subject to margin requirements. As of December 31, 2022, DLocal has not withdrawn any borrowing from the Credit Facility.

c)
Change in Management

On August 10, 2022, Alberto Almeida was appointed as the new Chief Technology Officer of the Company, effective immediately, following the decision of Hernan Di Chello to step down from that position to pursue an outside opportunity.

On October 27, 2022, Sumita Pandit stepped down as dLocal's Chief Operating Officer to pursue other opportunities. Ms. Pandit served as a consultant for dLocal on an interim basis, ensuring a smooth transition and supporting the company as her responsibilities effectively transitioned to other team members. Jacobo Singer has been appointed as the new President and Chief Operating Officer of the Company, effective immediately.

In June 2022 and February 2023, Gabriela Vieira and John O’Brien were appointed as the new General Counsel and Chief Revenue Officers of the Company, respectively.

d)
Annual General Meeting

On October 26, 2022, the shareholders of the Company held the Annual General Meeting and approved the following resolutions: (1) approved, as an ordinary resolution, the election of Ms. Mariam Toulan as director of the Company, following her appointment as interim director by the board of directors of the Company on June 2, 2022; and (2) to resolve, as an ordinary resolution, the approval and ratification of the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2021.

e)
The Company Refutes Short-Seller Report and Announces Share Buyback Program and Proposed Share Purchases by Key Shareholders

On November 16, 2022, the ultimate parent entity of the group, DLocal Limited, issued a public statement with regard to a short seller report published that same day, stating that the report contained numerous inaccurate statements, groundless claims and speculation, that short seller reports are often designed to drive the stock price downwards to serve the short seller’s interests to the detriment of the company’s shareholders, and that the ultimate parent entity would rebut the allegations in the appropriate forum in due course.

On December 20, 2022, DLocal Limited announced that following a review of the short seller report that was performed at the Board of Directors’ request, with the assistance of professional advisors, including a global investigations and advisory services firm, and an additional review that was ongoing at that time and overseen by the Audit Committee, with the assistance of an independent counsel and an independent global expert services and forensic accounting firm, that the short seller report demonstrated a fundamental lack of understanding of the Company’s financial statements and business. Based on those two separate reviews, the Company’s announcement addressed certain allegations in the short seller report. The review overseen by the Audit Committee is now complete and concluded that those allegations were not substantiated.

On the same date, the Company also announced that on December 19, 2022, its Board of Directors approved a share buyback plan to purchase up to US$ 100 million of the Company's outstanding Class A common shares. The share buyback plan will expire on the earlier of July 2023, or when the US$100 million buyback limit is reached.

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

The preparation of these Consolidated Financial Statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying dLocal’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements, are disclosed in Note 3: Accounting estimates and judgments.

As mentioned in Note 1.2, a written resolution of dLocal’s shareholders dated May 19, 2021 and effective June 2, 2021, approved a 500-for-1 stock split of dLocal’s common shares, whereby every share of capital stock of dLocal was converted into 500 shares, increasing the authorized share capital to 1,500,000,000 common shares and changing the par value of the common shares from $1.00 to $0.002. As a result, the share capital previously represented by 577,008 common shares was increased to 288,504,000 common shares. The stock split affected all of our existing shareholders uniformly and did not affect any individual shareholder’s percentage ownership interest in the Company. References made to outstanding shares and per share amounts in the accompanying financial statements and applicable disclosures have been retroactively adjusted to reflect this stock split.

These Consolidated Financial Statements as of December 31, 2022, were approved by dLocal’s Board of Directors on April 4, 2023.

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

There were no significant business combinations during 2022 and 2021.

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

Foreign exchange gains and losses resulting from the measurement at period end exchange rates of monetary assets denominated in foreign currencies and measured at fair value through other comprehensive income are recognized in the Consolidated Statement of Comprehensive Income.

iii) Argentine operations

The Company operates in Argentina, where the economic environment has been volatile with weak economic conditions, devaluation of local currency, high interest rates, high level of inflation and a large public deficit which led Argentina to request financial assistance from the International Monetary Fund.

The Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“ IAS 29”) to its operations in Argentina. IAS 29 establishes that financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in the general price index and expressed in terms of the current unit of measurement at the closing date of the reporting period. In order to determine whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Argentina experienced a significant increase in inflation during 2018, which exceeded the 100% three-year cumulative inflation rate. The three-year cumulative inflation significantly exceeded 100% at December 31, 2018, and remained significantly above that threshold in the following years.

IAS 29 requires adjustments to non-monetary items in the statement of financial position by applying a general price index from the day they were booked until the end of the reporting period. Additionally, it also requires that all items in the statement of comprehensive income are expressed in terms of the measuring unit current at the end of the reporting period.

The inflation adjustment was calculated by means of a conversion factor derived from the Argentine price indexes published by the Argentine Federation of Professional Councils of Economic Sciences National Institute of Statistics (“FACPCE”). The price index for the year ended December 31, 2022, was 1.9 (1.5 and 1.36 for the years ended December 31, 2021 and 2020, respectively).

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

The following is the detail of the exchange rates of the main currencies used by the Group compared to the USD in the year ended December 31, 2022 and 2021:

	Average rate		Year-end spot rate
	2022	2021	Dec 31, 2022	Dec 31, 2021
Argentina (ARS/USD)	132.1	94.9	176.7	102.6
Brazil (BRL/USD)	5.2	5.4	5.3	5.6
Chile (CLP/USD)	872.3	758.5	851.1	850.3
Colombia (COP/USD)	4,273.1	3,741.8	4,852.5	3,981.2
Costa Rica (CRC/USD)	642.7	634.6	593.2	639.1
Dominican Republic (DOP/USD)	55.0	56.8	56.2	57.1
Ecuador (USD/USD)	1.0	1.0	1.0	1.0
Egypt (EGP/USD)	19.3	15.7	24.7	15.8
Guatemala (GTQ/USD)	7.8	7.7	7.8	7.7
India (IRN/USD)	78.8	72.2	82.7	74.3
Indonesia (IDR/USD)	14,880.2	14,308.3	15,568.0	14,241.5
Israel (NIS/USD)	3.4	3.1	3.5	3.0
Malaysia (MYR/USD)	4.5	4.1	4.4	4.2
Malta (EUR/USD)	0.9	0.8	0.9	0.8
Mexico (MXN/USD)	20.1	20.5	19.5	20.3
Morocco (MAD/USD)	10.2	9.2	10.4	9.2
Nigeria (NGN/USD)	427.2	414.7	460.8	414.6
Panama (USD/USD)	1.0	1.0	1.0	1.0
Paraguay (PYG/USD)	7,007.8	6,863.8	7,247.8	6,815.8
Peru (PEN/USD)	3.8	4.0	3.8	3.9
Singapore (SGD/USD)	1.4	1.3	1.3	1.4
South Africa (ZAR/USD)	16.4	14.8	17.0	15.9
Uruguay (UYU/USD)	41.1	44.7	39.9	43.6

2.4. Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid financial instruments with original maturities of three months or less. dLocal classifies as cash equivalents a financial instrument that can be immediately converted into a known amount of cash and the fair value approximates the carrying value and that are subject to an insignificant risk of change in value. dLocal cash and cash equivalents are measured at amortized cost and are included in current assets due to their short-term nature.

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

Financial assets as of December 31, 2022 and 2021 include cash and cash equivalents, other assets, trade and other receivables, derivative financial instruments and investments in quoted debt securities.

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

The Group’s financial assets at amortized cost for 2022 and 2021 include cash and cash equivalents, other assets and trade and other receivables which correspond to uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed .

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are measured at fair value at the end of each reporting period, with any fair value gains or losses recognised in profit or loss.

Financial assets through profit or loss consist of equity investments that are held for trading, debt securities that do not qualify for measurement at either amortized cost or fair value through other comprehensive income, and equity investments for which the Company has not elected to recognize fair value gains and losses through other comprehensive income.

The Group’s financial assets at fair value through profit or loss as of December 31, 2022 and 2021 include derivative financial instruments and investment in quoted debt securities.

Financial assets at fair value through OCI

For debt instruments at fair value through OCI, interest income, foreign exchange gains and losses and impairment losses or reversals are recognized in the statement of comprehensive income and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. The Group did not hold any financial assets within this category as of December 31, 2022 or 2021.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to irrevocably present in other comprehensive income subsequent changes in the fair value of its equity investments when they meet the definition of equity under “IAS 32 Financial Instruments: Presentation” and are not held for trading. This election is made on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. The Group did not hold any financial asset within this category as of December 31, 2022 and 2021.

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

When dLocal has transferred its rights to receive cash flows from an asset and has not transferred or retained substantially all the risks and benefits of the asset, this asset is recognized to the extent of dLocal’s continuing involvement in the asset. In such case, dLocal also recognizes an associated liability. The Group did not recognize this type of financial assets and liabilities as of December 31, 2022 or 2021.

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

The Group’s financial liabilities as of December 31, 2022 and 2021 include trade and other payables, lease liabilities, derivative financial instruments, contingent consideration liability and borrowings.

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

The Group’s financial liabilities at fair value through profit or loss as of December 31, 2022 and 2021 include derivative financial instruments and contingent consideration liability.

Financial liabilities at amortized cost

After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate (“EIR”) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. This category is the most relevant to the Group.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in “Finance costs” in the Consolidated Statement of Comprehensive Income.

This category for 2022 and 2021 includes all trade and other payables which represent liabilities for goods and services that have been acquired in the ordinary course of business from suppliers, borrowings and lease liabilities. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period.

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

The Group operates in several foreign currencies and consequently is exposed to foreign currency risk. From time to time, the Group uses derivative financial instruments, such as delivery and non-deliverable forward currency contracts to hedge or reduce exposure to foreign currency risks. The Group has elected to separate the spot element from the forward element of certain derivative financial instruments and designated as the hedging instrument only the change in the fair value of the spot element. The change in the fair value of the spot element of such derivatives is presented in the Costs of services line item. The change in the fair value of the forward element of such derivatives is presented in the Finance costs line item. For information about derivative financial instruments see Note 24: Derivative financial instruments.

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

Accordingly, in 2021 and 2020 these outstanding derivatives were recognized in the Group’s consolidated statement of financial position at fair value through profit or loss, where results and changes in fair value from these contracts are recorded in financial income or loss.

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

vii) Financial instruments-offsetting

Financial assets and liabilities are presented net in the consolidated statement of financial position if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.

The Group presents trade payables to Merchants net of trade receivables from fees and trade receivables from processing entities net of fees considering that there is an enforceable legal right to offset and the Group expects to cancel such obligations on a net basis. For further detail refer to Note 27: Offsetting financial assets and financial liabilities.

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

Any gain or loss on disposal (calculated as the difference between the net disposal proceeds with the carrying amount of the asset) is recognized within “Other results” in the statement of comprehensive income when an asset is derecognized.

An asset’s carrying amount is immediately written down to its recoverable amount when the asset’s carrying amount is greater than its estimated recoverable amount. For further information see Note 2.9: Impairment of non-financial assets.

2.8. Intangible assets

Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives, up to three years. As mentioned in Note 20: Intangible assets, during the year 2021 Dlocal acquired certain intangible assets that are amortized on a straight-line basis in 18.75 years.

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

The Group did not record an impairment for non-financial assets during 2022, 2021 and 2020.

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

2.11. Share-based payments and warrants

2.11.1. General description - Share-based payments

Share-based compensation benefits are provided to certain key employees via dLocal’s Employee Share Purchase Plan (“ESPP”) composed of the “Ordinary A Share Purchase Agreement and the Share Restriction Agreement”, several “Share Option Award Agreements” and “Restricted stock unit agreements” (together referred to as the “Agreements”) and shares granted by the "dLocal Limited amended and restricted 2020 Global Share Incentive Plan" mentioned in note 1.2.

Under these Agreements, some employees and members of the executive management team as defined by the Board of Directors, were granted share options, restricted stock units (“RSU”) or shares in return for their services to the Group.

dLocal receives services in exchange for its own equity instruments and does not have any obligation to settle the obligation with cash, so the Plan is classified as equity settled. The only condition to be met is the delivery of service by the employee during a certain period as defined in the Agreements.

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

On September 2, 2021, the holder of the warrant exercised part of the ordinary shares, as described in Note 2.11.4.

2.11.3. Employee Share Purchase Plan

Under the Group‘s ESPP certain employees can purchase shares subject to a payment defined in their Share Award Agreement.

In November 2020 dLocal Group Limited signed a non-recourse “Loan Agreement” with two officers in order to fund the shares acquisition under the ESPP. The loan amounted to USD 31.5 million, accrued interest at a nominal annual rate of 1.5%. The loan was treated as a grant of stock options and did not involve any cash outflow to the Group.

Considering the substance of this transaction it was accounted as an option plan. In this sense, neither the shares nor the loan, are outstanding until either the options are exercised by paying the exercise price for the shares - i.e. by repaying the loan - or the options expire. Accordingly, until exercise of the options, the shares ‘issued’ to employees are treated as treasury shares and no financial asset for the loan receivable from the employees is recognized until this time. The loan agreement was fully repaid with interest during 2021.

Set out below are summaries of restricted stock units and share options granted under the plan:

	2022		2021 *
	Average		Average
	exercise price	Number of	exercise price	Number of
	(U.S. Dollars)	options and RSUs	(U.S. Dollars)	options and RSUs
At the beginning of the year	1.16	4,032,345	1.22	17,361,000
Granted during the year	18.90	1,474,463	3.69	2,371,345
Exercised during the year	3.45	(1,136,375)	2.03	(15,685,000)
Forfeited during the year	10.31	(835,872)	4.15	(15,000)
At the end of the year	8.30	3,534,561	1.16	4,032,345
Vested and exercisable at the end of the year	4.06	347,788	3.54	486,750

No options expired during the periods covered in the above table.

Share options and restricted stock units outstanding at the end of the year have the following vesting dates and exercise prices:

Grant date	Vesting period	Last vesting date	Exercise price (U.S. Dollars per A Share)	Share options and RSUs December 31, 2022		Share options and RSUs December 31, 2021
August 1st, 2018	3 years	August 1st, 2021	0.74	—		90,500
October 1st, 2019	3 years	October 1st, 2022	2.18	—		90,000
August 24th, 2020	5 years	August 24th, 2025	3.30	700,000		835,000
November 15th, 2020	4 years	November 15th, 2024	4.15	87,750		135,000
November 23rd, 2020	5 years	November 23rd, 2025	3.88	—		525,500
January 1st, 2021	5 years	January 1st, 2026	3.88	132,000		210,000
March 1st, 2021	1 year	March 1st, 2022	0.002	5,500	*	5,500	*
March 2nd, 2021	5 years	March 2nd, 2026	7.44	8,000		10,000
March 11th, 2021	5 years	March 11th, 2026	0.002	725,375	*	1,031,000	*
March 11th, 2021	5 years	March 11th, 2026	7.44	28,000		36,000
March 12nd, 2021	5 years	March 12nd, 2026	7.44	—		7,000
March 15th, 2021	5 years	March 15th, 2026	7.44	—		7,500
March 29th, 2021	5 years	March 29th, 2026	7.44	—		10,000
May 11th, 2021	5 years	May 11th, 2026	7.44	453,500		927,500
May 11th, 2021	3 years	May 11th, 2024	0.002	22,500	*	22,500	*
May 18th, 2021	5 years	May 18th, 2026	16.17	10,000		10,000
December 9th, 2021	5 years	December 9th, 2026	0.002	69,235	*	79,345	*
February 21st, 2022	5 years	February 21st, 2027	0.002	6,930	*	—
March 16th, 2022	5 years	March 16th, 2027	30.47	20,000		—
March 28th, 2022	5 years	March 28th, 2027	30.27	55,256		—
April 1st, 2022	5 years	April 1st, 2027	0.002	4,886	*	—
May 1st, 2022	5 years	May 1st, 2027	0.002	57,665	*	—
May 1st, 2022	5 years	May 1st, 2027	26.01	240,000		—
May 18th, 2022	5 years	May 18th, 2027	19.72	160,000		—
May 26th, 2022	5 years	May 26th, 2027	21.02	20,000		—
July 1st, 2022	6 years	July 1st, 2028	26.70	88,500		—
July 1st, 2022	3 years	July 1st, 2025	0.002	13,428	*	—
August 15th, 2022	5 years	August 15th, 2027	0.002	20,000	*	—
August 15th, 2022	5 years	August 15th, 2027	29.23	206,250		—
September 1st, 2022	5 years	September 1st, 2027	0.002	2,213	*	—
September 5th, 2022	5 years	September 5th, 2027	0.002	937	*	—
September 6th, 2022	5 years	September 6th, 2027	26.51	30,000		—
October 1st, 2022	5 years	October 1st, 2027	0.002	2,586	*	—
October 3rd, 2022	5 years	October 3rd, 2027	0.002	4,379	*	—
October 17th, 2022	5 years	October 17th, 2027	0.002	2,805	*	—
October 17th, 2022	5 years	October 17th, 2027	21.39	50,000		—
December 9th, 2022	5 years	December 9th, 2027	0.002	306,866	*	—
Total				3,534,561		4,032,345

Weighted average remaining contractual life of restricted stock units and share options outstanding at end of the year				3.61 years		4.24 years

*	Corresponds to Restricted Stock Units granted

2.11.4. Warrant agreement

Set out below is a summary of the warrants granted:

	2022		2021
	Average		Average
	exercise price		exercise price
	per share		per share
	warrant	Number of	warrant	Number of
	(U.S. Dollars)	warrants	(U.S. Dollars)	warrants
As of January 1	0.57	15,213,587	0.57	17,345,000
Exercised during the year	—	—	0.57	(2,131,413)
As of December 31	0.57	15,213,587	0.57	15,213,587
Vested and exercisable at December 31	0.57	15,213,587	0.57	15,213,587

No warrants expired during the periods covered by the above table.

All warrants expire on January 1, 2026.

2.12. Leases and right of use assets

dLocal recognizes the liability of the future payments and the right of use of the leased asset for all lease contracts, except short-term and leases for low-value assets. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. Short-term and low-value assets contracts are recognized as an expense in the Consolidated Statement of Comprehensive Income as they accrue.

Short-term Leases

The Group has signed lease contracts of one year or less in the following countries: Malta, Israel, Brazil, China, Chile, Colombia, India, Singapore, and Argentina.

In those locations the Group uses co-works facilities and seeks to sign short-term contracts as a general practice, in order to have flexibility to increase, reduce or terminate leases based on the Group’s operations and plans. The type of facilities used represent low levels of costs to change locations and no relevant modifications or constructions are made to these leased facilities.

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

This contract established the following payments structure (all amounts in thousands):

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

Related to this contract between dLocal Technologies S.A. and WTC Free Zone S.A. for the use of Unit 507, as of August 11, 2020 a contract modification was signed in order to return such Unit and start using Units 1531 and 1631 of the building WTC Free Zone II, when the latter become available to dLocal. After the modification of contract, Dlocal Technologies S.A. has the right to use 1,610.64 m2 (805.32 m2 each Unit) and has to make monthly payments of USD 46

The commencement date of this new lease occurred during April, 2021, and the lease term was 10 years. The Group incurred in costs for the design and construction of the new offices during 2020 and 2021, identified as "Work in Progress" in line "Property, Plant and Equipment".

Such costs were not contingent on obtaining the lease, did not influence the lease contract negotiation and therefore they do not qualify as initial direct cost to be included in the right-of-use asset initial measurement accounted in 2021.

On June 9, 2022, Dlocal Opco UK Ltd. signed a 2-year contract to lease an office in London.

This contract establishes the following payments structure:

•
GBP 12,800 (USD 16) per month + Value Added Tax (“VAT”).
•
GBP 3,399.68 (USD 4) + VAT discount from September 2022 to February 2024.
•
Additional non-refundable fees of GBP 540 (USD 1) + VAT.

On each anniversary of the start date for the office, the membership fee will be subject to an automatic three and a half percent (3.5%) increase over the then current Membership Fee.

The term of 2 years can be extended for 1-month terms unless the Company terminates the agreement.

For subsequent periods the treatment of leases that do not apply for the short-term exception is as follows:

•
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•
fixed payments (including in-substance fixed payments), less any lease incentives receivable
•
variable lease payment that are based on an index or a rate, initially measured using the index or rate as of the commencement date
•
amounts expected to be payable by the Group under residual value guarantees
•
the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
•
payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.
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

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

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

Repurchase of shares represent the shares of the Company that are held in treasury. Own shares are recorded at cost and deducted from equity.

2.14. Revenue

dLocal provides payment processing services to merchants as follows:

•
dLocal specializes in local payments so that merchants can reach consumers located in emerging markets. On a recurring basis merchants and their customers are exchanging goods and services while dLocal provides the payment solution to that relationship. dLocal does not have any obligation to provide such goods or services between the merchant and its customer but is responsible for processing payments through its platform.
•
dLocal only processes the payment through its platform when a complete authorization request was made by the merchant. The authorization request shall be made by transmitting the authorization data of the transaction to dLocal.
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

dLocal also earns foreign exchange fees on cross-border transactions defined as transactions in which the merchant and its customer are in different countries and dLocal converts currencies and transfers funds between countries, as required by the merchant. Foreign exchange fees are usually determined based on a percentage or a fixed fee.

dLocal’s service offering comprises a single performance obligation to complete payments via its platform for merchants and their customers.

Revenues from contracts with customers are recognized as control of services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services in the ordinary course of Group’s activities.

The Group applies the following five steps:

1.
Identification of the contract with a client (i.e., merchant).
2.
Identification of the performance obligations in the contract.
3.
Determination of the transaction price.
4.
Allocation of the transaction price to the performance obligations in the contract.
5.
Recognition of revenue when or as the entity satisfies a performance obligation.

dLocal performs two types of transactions:

•
Payins: are transactions where dLocal collects money in local currency in emerging markets countries and makes it available for merchants in their requested currency and country, after a settlement period. Revenue for this type of transaction is recognized when the authorized transaction is processed. This type of revenue is recognized at a point in time.
•
Payouts: are transactions where dLocal collects money from its merchants in the countries and currencies of preference and then disburses money in local currency in emerging markets countries according to the merchants’ instructions. Revenue for this type of transaction is recognized upon completing the payout of an authorized transaction in local currency. This type of revenue is recognized at a point in time.

dLocal’s contracts with merchants are usually open-ended and can be terminated by either party without a termination penalty after the notice period has lapsed. dLocal’s contracts are, therefore, defined at the transaction level and do not extend beyond the service already provided.

Changes in the classification of revenues

For the year ended December 31, 2022, the Group has adopted a voluntary change in the classification of certain fees as Transaction Revenues and Other revenues, to better reflect which revenues are driven by payments processed volumes and which are not. Such change was applied retrospectively to the years ended December 31, 2021 and 2020.

In 2022, 2021 and 2020 the change consisted of a reclassification of installments, chargebacks and refunds fees from the line item Other revenues to Transaction revenues, to better reflect that such revenues are driven by payments processed volumes.

Additionally, in 2022 a voluntary change in the classification of invoice processing service fees was made from the line item Other revenues to Transaction revenues (either as processing fees or foreign exchange fees) related to certain payins and payouts transactions where both the sender and the receiver were businesses and where the Group required certain documentation as invoices to process the transaction. Such change in classification only impacted on the third quarter of 2022 and was also adopted to better reflect that such revenues are driven by payments processed volumes.

	For the year ended December 31, 2021			For the year ended December 31, 2020
	As previously reported	Reclassification	As reclassified	As previously reported	Reclassification	As reclassified
Transaction revenues	234,417	7,397	241,814	98,490	4,999	103,489
Other revenues	9,703	(7,397)	2,306	5,653	(4,999)	654
Revenues from payment processing	244,120	—	244,120	104,143	—	104,143

Revenue from contracts with merchants comprises:

Transaction revenues

The Group recognizes fees charged to merchants as transaction revenue and fees incurred in processing payments as cost of services. Fees earned from merchants are presented as gross revenue due to the following considerations which indicate the Group controls the payment processing services and acts as the Principal:

•
The Group bears primary responsibility to merchants for the fulfillment of the payment service.
•
The Group contracts directly with merchants and there is no contractual relationship between merchants and payment processors (i.e., the service providers).

•
The Group has independently negotiated arrangements with payment processors.
•
The established fees are independent of the costs incurred from payment processors and the Group, therefore, has full margin risk for each transaction.
•
In cross border transactions, the Group or the merchants may bear foreign exchange risk depending on each agreement. The foreign exchange fees charged to merchants are based on a fixed fee per transaction or fixed percentage of the transaction value. When the Group bears the foreign exchange risk, it occurs from the time the transaction in local currency is authorized until the Group converts the money to foreign currency (USD or EUR for payins) and from the time the Group receives the money from the merchant until the Group converts the money to local currency (for payouts).
•
The Group bears credit risk from the agents and third-party processors, acquirers and collection agents for the payment settlement. These processors collect funds from the end consumers’ financial institutions and are required to pay the proceeds from these transactions. dLocal is not insured against credit losses. If a processor or acquirer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay amounts owed to dLocal when due, dLocal must nonetheless process the payment transaction for the benefit of merchants and end consumers. Merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder.

Transaction revenues are recognized as revenue at a point in time when an authorized payment transaction is processed.

Transaction revenues are those that are directly related to the volume of payments processes in dollars or in quantity of transactions.

Transaction revenues are comprised by:

•
Processing fees: based on a percentage or fixed fee per approved transaction.
•
Installment fees: corresponds to the fee applied to those transactions created with installments, and can be applied to the merchant or to the end users.
•
Foreign Exchange Fees: in cross-border transactions, a spread is applied to the exchange rate used for the currency conversion and can be based on a percentage or fixed fee.
•
Other transactional fees: mainly corresponds to fees charged for each chargeback and refunds dLocal has to manage and dispute, and other transactional fees.

Other revenues

Other revenues are mainly composed of minor fees, such as an initial setup fee, minimum monthly fee, maintenance fees and small transfer fees. Other revenues are recognized at a point in time when the respective performance obligation is satisfied.

2.15. New accounting pronouncements

The accounting policies and methods of computation adopted in the preparation of these Consolidated Financial Statements are consistent with those followed in the preparation of the Group annual Consolidated Financial Statements for the year ended December 31, 2021.

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. A number of new or amended standards became applicable for the current reporting period. The Group did not change its accounting policies or make retrospective adjustments as a result of new accounting standards made applicable on January 1, 2022.

The qualitative impact assessment of the first-time application on January 1, 2022 of new amendments is disclosed below:

Effective for Periods beginning on or after January l, 2022

The following amendments have been issued by IASB and are effective for the year ended December 31, 2022. As required by IAS 8, the nature and effect of these amendments are disclosed below. Those amendments, however, did not have material impacts on the consolidated financial statements.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

Annual Improvements to IFRS Standards 2018-2020

The following improvements were finalized in May 2020:

•
IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.
•
IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.
•
IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

Reference to the Conceptual Framework – Amendments to IFRS 3

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial
Reporting and to add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1 Presentation of Financial Statements to clarify how to classify debt and other liabilities as current or non-current. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments clarify, not change, existing requirements, and so are not expected to affect Group’s financial statements significantly. This amendment is effective for annual reporting periods beginning on or after January 1, 2023 and is to be applied retrospectively. Earlier application is permitted.

Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

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

Amendments to IAS 8 - Definition of Accounting Estimates

On February 12, 2021, the IASB issued 'Definition of Accounting Estimates (Amendments to IAS 8)' providing a new definition of accounting estimates to help entities to distinguish between accounting policies and accounting estimates. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has not opted for early application. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements.

Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

On May 7, 2021, the IASB issued 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)' clarifying that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has not opted for early application. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

On September 22, 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)' with amendments that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not opted for early application. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements.

Amendments to IAS 1 - Non-current Liabilities with Covenants

On October 31, 2022, the IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)' to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not opted for early application. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements.
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

3.2. Share-based payment transactions to employees

dLocal estimates share-based payment transactions and warrant agreements using the most appropriate valuation model and underlying assumptions, which depend on the terms and conditions of the grant and the information available at the grant date.

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

The model inputs for options granted during the year ended December 31, 2022 included:

(a)
Options are granted for no consideration and vest based on historical prices of comparable shares listed on Nasdaq. Vested options are exercisable for a period of five years after vesting.
(b)
Average exercise price: 25.39 U.S. Dollars.
(c)
Grant date: March 16th, March 28th, May 1st, May 18th, May 26th, July 1st, September 9th, October 17th.
(d)
Expiry date: March 16th 2032, March 28th 2032, May 1st 2032, May 18th 2032, May 26th 2032, July 1st 2032, September 9th 2032, October 17th 2032.
(e)
Average share price at grant date: 26.79 U.S. Dollars.
(f)
Average expected price volatility of the company’s shares: 43.8%.
(g)
Average risk-free interest rate: 3.1%.

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

The Consolidated Financial Statements of the Group include the following subsidiaries, each of which serves a different vertical or a specific service according to the needs of the Group:

			% of equity interest held by Dlocal
Entity name	Country of incorporation	Principal activities	2022		2021
Dlocal Group Limited	Malta	Holding Company	100%		100%
Dlocal Limited	Malta	Payments provider	99.999%		99.999%
Dlocal Markets Limited	Malta	Holding Company	100%		100%
Dlocal Hold Ops Limited	Cayman Islands	Holding Company	100%	(3)	-
Dlocal LLP	United Kingdom	Payments provider	99.999%		99.999%
Dlocal Corp LLP	United Kingdom	Payments provider	99.99%		99.99%
Dlocal OpCo UK LTD	United Kingdom	Payments provider	100%	(3)	-
Dlocal Inc.	United States of America	Holding Company	100%		100%
Dlocal Technologies S.A.	Uruguay	Service provider	100%		100%
Dlocal Uruguay S.A.	Uruguay	Collection agent	100%		100%
Dlocal PTE Limited	Singapore	Holding Company	100%		100%
Dlocal Argentina S.A.	Argentina	Collection agent	100%		100%
Demerge Argentina S.A.	Argentina	Service provider	100%		100%
Dlocal Services Arg S.A.	Argentina	Service provider	100%		100%
Demerge Services Arg S.A.	Argentina	Service provider	100%	(3)	-
DLocal Bangladesh Limited	Bangladesh	Collection agent	100%		100%
Demerge Bolivia S.R.L.	Bolivia	Collection agent	100%	(3)	-
Dlocal Brasil Holding Financeira	Brazil	Holding Company	100%		100%
Dlocal Brasil Instituição de Pagamento S.A.	Brazil	Collection agent	100%		100%
Demerge Brasil Facilitadora de Pagamentos Ltda.	Brazil	Collection agent	100%		100%
Webpay Brasil Pagamentos Ltda.	Brazil	Collection agent	100%	(3)	-
Demerge Cameroun SARL	Cameroon	Collection agent	100%	(3)	-
Dlocal Chile SPA	Chile	Collection agent	100%		100%
Demerge Chile SPA	Chile	Collection agent	100%		100%
Pagos y Servicios Limitada	Chile	Collection agent	99%		100%
FCA Chile 2 Spa	Chile	Collection agent	100%	(3)	-
Dlocal Colombia S.A.S.	Colombia	Collection agent	100%		100%
Demerge Colombia S.A.S.	Colombia	Collection agent	100%		100%
W-Collect S.A.S.	Colombia	Collection agent	-	(4)	100%
BH Collect S.A.S.	Colombia	Collection agent	-	(4)	100%
Kupa Colombia S.A.S.	Colombia	Collection agent	100%	(3)	-
Dlocal Costa Rica SRL	Costa Rica	Collection agent	100%	(3)	-
Demerege Ecuador S.A. (1)	Ecuador	Collection agent	100%		0.15%
Dlocal Egypt LLC	Egypt	Collection agent	100%		100%
Dlocal El Salvador S.A de C.V.	El Salvador	Collection agent	100%	(3)	-
dLocal Ghana Limited Company	Ghana	Collection agent	100%	(3)	-
Demerge Guatemala S.A.	Guatemala	Collection agent	100%	(3)	-
Dlocal Honduras S.A.	Honduras	Collection agent	100%	(3)	-
Depansum Solutions Private Limited	India	Collection agent	99%		99%
Dlocal India Pvt Limited	India	Collection agent	99.99%		99.99%
Guisol Solutions Private Limited	India	Collection agent	100%	(3)	-
PT Dlocal Solutions Indonesia	Indonesia	Collection agent	100%		100%
Dlocal Israel Limited	Israel	Service provider	100%		100%
Dlocal SARL	Ivory Coast	Collection agent	100%	(3)	-
Demerge Japan Ltd	Japan	Collection agent	66.6%	(3)	-
Dlocal Payments Kenya Limited	Kenya	Collection agent	100%	(3)	-
Depansum Malaysia SDN. BHD.	Malaysia	Collection agent	100.0%	(3)	-
Demerge Mexico S.A. de C.V.	Mexico	Collection agent	99.999%		99.999%
Dlocal Mexico S.A. DE C.V.	Mexico	Collection agent	99.999%		99.999%
Dlocal Technologies Mexico S.A. DE C.V.	Mexico	Service provider	100%		100%
DLocal Morocco SARL AU	Morocco	Collection agent	100%		100%
Demerge Nigeria Limited	Nigeria	Collection agent	100%		100%
Dlocal Panama S.A.	Panama	Collection agent	100%		100%
Dlocal Paraguay S.A.	Paraguay	Collection agent	100%		100%
Demerge Peru S.A.C.	Peru	Collection agent	99%		99%
Depansum Perú S.A.C	Peru	Collection agent	100%	(3)	-
Dlocal Payments Philippines Incorporated	Philippines	Collection agent	100%	(3)	-
Demerge República Dominicana SAS	Dominican Republic	Collection agent	99.99%		99.99%
Dlocal Rwanda Ltd.	Rwanda	Collection agent	100%	(3)	-
Depansum PTY Limited	South Africa	Collection agent	100%		100%
DLP South Africa PTY Ltd.	South Africa	Collection agent	100%	(3)	-
Dlocal Tanzania LTD	Tanzania	Collection agent	100%	(3)	-
Demerge (Thailand) Co. LTD (2)	Thailand	Collection agent	49%	(3)	-
Dlocal Uganda LTD	Uganda	Collection agent	100%	(3)	-
Dlocal Payment Services L.L.C.	United Arab Emirates	Collection agent	100%	(3)	-
Dlocal US LLC	United States of America	Service provider	100%	(3)	-
CILFUR S.A.	Uruguay	Service provider	100%	(3)	-
Maubek S.A.	Uruguay	Service provider	100%	(3)	-
Harpot S.A.	Uruguay	Collection agent	100%	(3)	-
Dlocal Vietnam Company Limited	Vietnam	Collection agent	100%	(3)	-

(1)

Although Dlocal was the owner of 0.15% of Demerege Ecuador S.A., the Group controls its operations according to the guidelines in IFRS 10. On July 1, 2022, Dlocal acquired the remaining 99.85% of the subsidiary.

(2)	Although Dlocal is the owner of 49% of Demerge (Thailand) Co. LTD, the Group controls its operations and has de facto control according to the guidelines in IFRS 10.
(3)

The Group has determined that the acquisition or incorporation of these subsidiaries during 2022 does not constitute a business according to IFRS 3. A business is defined in IFRS 3 as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities”.

(4)	The subsidiary was liquidated during 2022.

5.
Segment reporting

The Group operates in a single operating segment, which is “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Chief Executive Officer (“CEO”), the President and Chief Operating Officer (“COO”), and the Chief Financial Officer (“CFO”).

The Executive Team evaluates the Group’s financial information and resources and assess the financial performance of these resources on a consolidated basis on the basis of Revenues, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. The Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding inflation adjustment, other operating gain/loss, impairment gain/loss on financial assets, secondary offering expenses, transaction costs, other non-recurring costs and share-based payment non-cash charges. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

The Group reconciles the segment’s performance measure to profit for the year as presented in the Consolidated Statement of Comprehensive Income as follows:

	Note	December 31, 2022	December 31, 2021	December 31, 2020
Profit for the year (i)		108,697	77,853	28,187
Income tax expense	12	11,586	7,647	3,231
Inflation adjustment	11	1,037	334	(38)
Finance income	11	(18,078)	(2,540)	(502)
Finance costs	11	24,668	544	67
Other operating (gain) / loss	24	697	(2,896)	2,896
Impairment loss / (gain) on financial assets (ii)	16, 17	5,534	33	(808)
Depreciation and amortization	10	8,147	4,747	992
Secondary offering expenses (iii)	8	89	5,158	453
Transaction costs (iv)	8	—	687	158
Other non-recurring costs (v)	8	2,014	—	—
Share-based payment non-cash charges, net of forfeitures	13	8,684	7,590	7,295
Adjusted EBITDA		153,075	99,157	41,931

Revenues	6	418,925	244,120	104,143
Adjusted EBITDA		153,075	99,157	41,931
Adjusted EBITDA Margin		36.5%	40.6%	40.3%
Profit Margin		25.9%	31.9%	27.1%

(i)
Includes a net gain of USD 14,559 related to the effective portion of the change in the spot rate of the hedged currency, which offsets a foreign exchange loss of USD 14,832 (together for a net foreign exchange loss of USD 273 included in Cost of Services). For further information refer to Notes 6(c)i, Note 11 (iii) and Note 24 Derivative financial instruments.
(ii)
USD 5.6 million corresponds to deposits in FTX Trading Ltd. (see note 17.iii).
(iii)
Corresponds to expenses incurred by dLocal in relation to a secondary offering of its shares occurred in 2021.

(iv)
Corresponds to costs related to the acquisition of PrimeiroPay explained in Note 20: Intangible Assets and costs related to the potential acquisition of business (whether the acquisition is completed or not).
(v)
In 2022, it includes non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the Consolidated Statement of Comprehensive Income and Consolidated Statement of Financial Position.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to dLocal’s revenues.

Revenue breakdown by region

The Group’s revenues arise from operations in 40 countries, where the merchant customers’ are based.

The table below shows the revenue breakdown based on the region where the payments from/to the merchant customers are processed in countries for which Revenue represented at least 10% of Total Revenues during the preceding four quarters:

	2022	YoY%	2021	YoY%	2020
LatAm	345,360	54.5%	223,602	140.1%	93,124
Brazil	84,025	40.8%	59,698	268.8%	16,185
Argentina	77,577	54.6%	50,165	51.2%	33,179
Mexico	68,000	103.7%	33,376	150.3%	13,337
Chile	52,464	43.7%	36,497	163.8%	13,834
Other countries	63,294	44.3%	43,866	164.4%	16,589
Asia and Africa	73,565	258.5%	20,518	86.2%	11,019
Revenues [1]	418,925	71.6%	244,120	134.4%	104,143

1.
During the years ended December 31, 2022, 2021 and 2020, the Group had no revenues from customers attributed to the entity’s country of domicile.

Revenue with large customers

During fiscal year 2022 the Group operated with more than 600 merchants (more than 420 merchants in the year ended December 31, 2021).

For the year ended December 31, 2022, the Group’s revenue from its top 10 merchants represented 50% of revenue (56% and 64% of revenue in the years ended December 31, 2021 and 2020, respectively). In 2022 there is no customer (one in 2021 and two in 2020) that on an individual level accounted for more than 10% of the total revenue.

Non current assets by country

The Company does not have any non-current assets located in the entity´s country of domicile.

Material non-current assets are the Intangible Assets described in note 20 to these Consolidated Financial Statements and are located in Malta.

6.
Revenues and Cost of Services
(a)
Revenue and Gross profit description

dLocal derives revenue from processing payments for international merchants to enable them to operate in selected emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	2022	2021	2020
Transaction revenues (i)	415,444	241,814	103,489
Other revenues (ii)	3,481	2,306	654
Revenues from payment processing (iii)	418,925	244,120	104,143
Cost of services	(216,758)	(113,677)	(44,065)
Gross profit	202,167	130,443	60,078

(i)
Transaction revenues are comprised of processing fees, foreign exchange fee, installment fee, chargebacks, refunds fee, and other transactional fees. These fees are recognized as revenue at a point in time when a payment transaction, or its reversal in the case of chargeback and refunds, has been processed.
(ii)
Other revenues are mainly comprised of minor fees, such as initial setup fees, maintenance fees, minimum monthly fees, and small transfer fees.
(iii)
In 2022 revenues include an amortization charge of USD 567 (USD 200 and USD 67 for 2021 and 2020, respectively) related to prepaid assets, as detailed in Note 17: Other assets.

As described in note 2.14, the Group previously presented its revenue from installments, chargebacks, refunds and invoice processing fees as “Other revenues”. However, management considers it to be more relevant if all revenues that are driven by payments processed volumes are presented in one separate line item as “Transaction revenues”. Prior year comparatives as of December 31, 2021 and December 31, 2020 have been restated by reclassifying USD 7,397 and USD 4,999, respectively, from “Other revenue” to “Transaction revenues”.

(b)
Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction, or its reversal in the case of chargeback and refunds, is processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time during 2022, 2021 and 2020.

(c)
Cost of services

Cost of services are composed of the following:

	2022	2021	2020
Processing costs (i)	206,223	107,276	41,655
Hosting expenses (ii)	4,331	3,351	1,257
Salaries and wages (iii)	1,411	706	497
Amortization of intangible assets (iv)	4,793	2,344	656
Cost of services	216,758	113,677	44,065

(i)
Mainly corresponds to fees that financial institutions (banks, local acquirers or payment methods) charge the Group, which are typically a percentage of the transaction value but in some instances, it also could be a fixed fee mostly in the case of payouts and are related to payment processing, cash advances, and installment payments. It varies from one institution to another and usually depends on the settlement period contracted with each such institution, the payment method used and the type of product (whether it is a payin or a payout). It also includes conversion and expatriation or repatriation costs, charged by banks and brokers. In 2022 the amount includes USD 273 of net foreign exchange loss (after considering gains from hedges of USD 14,559) on the processed volume between the processing date and the expatriation or repatriation of funds date (foreign exchange losses of USD 2,100 and USD 2,977 in 2021 and 2020, respectively).
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

7.
Technology and development expenses

Technology and development expenses are composed of the following:

	2022	2021	2020
Salaries and wages (i)	2,969	1,381	1,072
Software licenses (ii)	1,294	487	292
Infrastructure expenses (iii)	1,496	792	298
Information and technology security expenses (iv)	298	176	161
Other technology expenses	291	550	182
Total Technology and development expenses	6,348	3,386	2,005

(i)
Consist primarily of fulltime equivalents (“FTE”)’ compensation related to product and technology development, excluding the capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Consist of software licenses exclusively used by the technology development department for the development of the platform.
(iii)
Corresponds to information technology costs to support our infrastructure and back-office operations.
(iv)
Comprises expenses of overall monitoring and security of our network and platform.
8.
Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expenses are composed of the following:

Sales and marketing expenses	2022	2021	2020
Salaries and wages (i)	10,800	5,126	2,518
Marketing expenses (ii)	2,535	790	334
Total Sales and marketing expenses	13,335	5,916	2,852

General and administrative expenses	2022	2021	2020
Salaries and wages (iii)	24,697	20,827	14,009
Third-party services (iv)	12,431	12,632	3,615
Office expenses (v)	3,106	2,445	1,325
Travel and other operating expenses	4,755	2,330	2,903
Amortization and depreciation (vi)	3,354	2,403	336
Total General and administrative expenses	48,343	40,637	22,188

(i)
Salaries and wages related to FTE’s engaged in the Sales and marketing department of the Group. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Expenses related to trade marketing at events, the distribution and production of marketing and advertising campaigns mostly related to public relations expenses, commissions to third-party sales force and partners, and online performance marketing.
(iii)
Salaries and wages related to administrative FTE’ s. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(iv)
This includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources services fees. In 2022, third-party services also include USD 2,014 non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm. In 2021 and 2020, third-party services also include USD 5,158 and USD 453 of Secondary offering expenses, respectively, and transaction costs related to the acquisition of PrimeiroPay assets explained in Note 20: Intangible Assets (USD 687 in 2021 and USD 158 in 2020).
(v)
Consist of office rent and related expenses.
(vi)
Corresponds to amortization of right-of-use assets, amortization of intangible assets and depreciation of property, plant and equipment. For further detail on total amortization and depreciation charges refer to Note 10: Amortization and Depreciation.
9.
Employee Benefits

As of December 31, 2022 the Group FTE’s were 726 (539 and 310 in the year ended December 31, 2021 and 2020, respectively) where 40% corresponded to information technology engineers (38% and 38% in the year ended December 31, 2021 and 2020, respectively).

Employee benefits is composed of the following:

	2022	2021	2020
Salaries, wages and contractor fees (i)	42,550	27,535	13,785
Share-based payments (ii)	8,684	7,590	7,295
Total employee benefits	51,234	35,125	21,080

(i)
Salaries, wages and contractor fees includes social security costs as well as annual bonuses compensations. This line also includes USD 11,357 (USD 7,085 in 2021 and USD 2,984 in 2020) related to capitalized salaries and wages.
(ii)
The share-based payments relate to equity-settled compensation expenses. For further information refer to Note 2.11: Share-based payments and warrants.
10.
Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	2022	2021	2020
Amortization of intangible assets	6,891	3,917	656
Right-of-use asset amortization	518	453	181
Depreciation of Property, plant & equipment	738	377	155
Total Amortization and Depreciation	8,147	4,747	992

For further information related to depreciation of Property, plant and equipment refer to Note 18: Property, Plant and Equipment related to amortization of right-of-use assets refer to Note 19: Leases and related to amortization of intangible assets refer to Note 20: Intangible Assets.

11.
Other results

Other results is composed of the following categories:

	2022	2021	2020
Interest Income from Financial Instruments (i)	18,114	2,556	443
Fair value (losses)/gains of financial assets at FVPL (i)	(36)	(16)	9
Other finance income (ii)	-	-	50
Finance income	18,078	2,540	502

	2022	2021	2020
Finance expense related to derivative financial instruments (iii)	(18,763)	-	-
Other finance expenses (iv)	(5,728)	(402)	(47)
Interest charges for lease liabilities (v)	(177)	(142)	(20)
Finance costs	(24,668)	(544)	(67)
Inflation adjustment (vi)	(1,037)	(334)	38
Other results	(7,627)	1,662	473

(i)
Corresponds to interests and fair value gains from short -term liquid financial instruments and financial assets measured at fair value through profit and loss. dLocal investments during 2022 generated an interest income of USD 18,114 (USD 2,524 in 2021 and USD 427 in 2020). For further information refer to Note 15: Financial assets at fair value through profit or loss.
(ii)
During 2020, due to the effects of the COVID-19 pandemic the Group agreed with the lessor of the office at WTC Free Zone to have an exoneration of three-monthly installments that amounted to USD 50.
(iii)
In 2022 corresponds to the implicit interest rate included in the derivative financial instruments that are not designated as hedging instruments. The Group has elected to separate the spot element from the forward element of the derivative financial instruments and designated as the hedging instrument only the change in the fair value of the spot element, which is included in Costs of Services. The forward element of the derivative financial instruments, which consists of the implicit interest rate, is not designated as a hedging instrument and therefore is presented as Finance Costs. For further information refer to Note 24 Derivative financial instruments.
(iv)
Mainly corresponds to interest charges for borrowings, foreign exchange loss and other interests.
(v)
Interest charges for lease liabilities correspond to the application of IFRS 16 Leases. For further information refer to Note 19: Leases.
(vi)
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
12.
Income Tax

The charge for current taxation is calculated at the following income tax rates on the taxable profit for the year for the various countries in which the Group operates:

Malta	5%	(a)	Israel	23%
Cayman Islands	0%		Mexico	30%
United Kingdom	0% and 19%	(b)	India	22%
Brazil	34%	(c)	Chile	27% and 10%	(e)
Colombia	35%		Peru	29.5%
Argentina	25%, 30% and 35%	(d)	Morocco	10%, 20% and 31%	(f)
Ecuador	25%		Egypt	22.5%
Uruguay	25%		South Africa	28%
Panama	25%		Nigeria	30%
Paraguay	10%		Indonesia	22%
Guatemala	5% and 7%		Honduras	25%
Nicaragua	30%		Philippines	20%
Rwanda	30%		Singapore	17%
Kenya	30%		Malaysia	24%
Tanzania	30%		Thailand	20%
Uganda	30%		United Arab Emirates	0%
United States of America	21%		Vietnam	20%
Ivory Coast	25%		Japan	35%
El Salvador	25%		Ghana	25%
Bangladesh	32.5%		Cameroon	33%
Dominican Republic	27%		Costa Rica	30%

(a) With effect from year of assessment 2020, Dlocal Group Limited made an election in order for itself and its ‘Qualifying subsidiary’ to form a fiscal unit. The total chargeable income of the fiscal unit, resulting in a flat modified corporate tax rate of 5% being applicable directly to the income allocated to the principal taxpayer.

(b) Dlocal LLP and Dlocal Corp LLP are tax transparent UK partnerships subject to 0% income tax, and Dlocal OpCo UK LTD is subject to a tax rate of 19%.

(c) Composed of IRPJ (Imposto de Renda de Pessoa Juridica) at the rate of 25% and CSLL (Contribuição Social sobre o Lucro Liquido) at the rate of 9%.

(d) Progressive rates: 25%, 30% and 35% depending on the tax result.

(e) General tax rate: 27%. Specific rate applicable to Propyme 10%.

(f) Progressive rates: 10%, 20% and 31% depending on the tax result.

The income tax charge recognized in profit and losses is the following:

Current Income Tax	2022	2021	2020
Current Income Tax on profits for the year	(11,682)	(6,940)	(3,172)
Total Current Income Tax expense	(11,682)	(6,940)	(3,172)

Deferred income tax	2022	2021	2020
Increase/(decrease) in deferred income tax assets	229	(83)	200
Increase in deferred income tax liabilities	(133)	(624)	(259)
Total Deferred income tax benefit / (expense)	96	(707)	(59)
Income Tax expense	(11,586)	(7,647)	(3,231)

Deferred Tax Assets

The balance comprises temporary differences attributable to:

	2022	2021	2020
Tax Losses	348	31	98
Accrued Liabilities	99	318	79
Exchange differences	—	—	14
Other	51	24	25
Total	498	373	216

The recognized tax losses carry-forwards have a maximum expiration of 5 years.

Movements:

	Tax losses	Accrued liabilities	Exchange differences	Other	Total
At January 1, 2022	31	316	—	26	373
Credited / (charged) to profit & loss	317	(217)	0	25	125
At December 31, 2022	348	99	—	51	498

	Tax losses	Accrued liabilities	Exchange differences	Other	Total
At January 1, 2021	98	79	14	25	216
(Charged) / credited to profit & loss	(67)	237	(14)	1	157
At December 31, 2021	31	316	—	26	373

Deferred Tax Liabilities

The balance comprises temporary differences attributable to:

	2022	2021	2020
Accrued receivables	946	900	259
Other	206	223	—
Total	1,152	1,123	259

Movements:

	Accrued Liabilities	Other	Total
At January 1, 2022	900	223	1,123
Credited / (charged) to profit & loss	46	(17)	29
At December 31, 2022	946	206	1,152

At January 1, 2021	259	—	259
Credited to profit & loss	641	223	864
At December 31, 2021	900	223	1,123

As of December 31, 2022 and 2021, no deferred tax liability has been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and it is probable that there will be no reversal in the foreseeable future in a way that would result in a charge to taxable profit.

Reconciliation of effective tax rate

The effective Income Tax rate of dLocal for fiscal year 2022 was 9.6% (8.9% and 10.3% in the years ended December 31, 2021 and 2020, respectively). For fiscal year 2022 and 2021, dLocal applied for fiscal consolidation in Malta resulting in a domestic rate of 5% (fiscal consolidation was not applied for 2020, resulting in a domestic rate of 35% with a 30% of tax refund). The reconciliation between the effective Income Tax rate and the statutory rate in Malta of 5% for fiscal years 2022 and 2021, and 35% for fiscal year 2020 is as follows:

	2022	2021	2020
Profit before Income Tax	120,283	85,500	31,418
Tax at the domestic rates applicable to profit before income tax in the respective jurisdiction	(6,014)	(4,275)	(4,718)
Permanent differences:
Tax effect of non-taxable income	555	3,369	8,489
Tax effect on income tax refund on dividends	—	—	(2,197)
Effect from entities taxes in different rates	(5,440)	(3,127)	(4,254)
Other permanent differences (1)	(687)	(3,614)	(551)
Total Income Tax Expense	(11,586)	(7,647)	(3,231)

(1) In 2022, other permanent differences comprises non-deductible expenses for USD 1,088 (USD 921 in 2021) partially offset by other differences for USD 401 (USD 658 in 2021). In 2021 it also includes non-allowable expenses for USD 678 and taxable income from subsidiaries not included in the Profit before Income Tax for an amount of USD 1,357.
13.
Capital Management
(a)
Share capital and share premium

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

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	2022		2021
	Amount	USD	Amount	USD
Authorized Shares of USD 0.002 USD each
Class A common shares	1,000,000,000	2,000	1,000,000,000	2,000
Class B common shares	250,000,000	500	250,000,000	500
Undesignated shares	250,000,000	500	250,000,000	500
	1,500,000,000	3,000	1,500,000,000	3,000
Issued and Fully Paid Up Shares of USD 0.002 each
Class A Common Shares	161,975,678	324	160,974,249	298
Class B Common Shares	134,054,192	268	134,054,192	292
	296,029,870	592	295,028,441	590
Share Capital evolution
Share Capital as of January 1	295,028,441	590	268,598,000	602
i) Issue of common shares at USD 0.002	1,136,375	2	19,906,000	45
ii) Par value change	—	—	—	(70)
iii) Issue of common shares at the IPO	—	—	4,411,765	9
iv) Warrant exercise	—	—	2,112,676	4
v) Repurchase of shares	(134,946)	—	—	—
Share capital as of December 31	296,029,870	592	295,028,441	590

	2022	2021
Share Premium as of January 1	157,151	—
i) Issue of common shares at USD 0.002	9,177	70,111
ii) Par value change	—	70
iii) Issue of common shares at the IPO	—	86,441
iv) Warrant exercise	—	529
v) Repurchase of shares	(2,021)	—
Share Premium as of December 31	164,307	157,151

i)

For the year-ended December 31, 2022, dLocal issued 1,136,375 new Class A Common Shares receiving total proceeds of USD 3,939, related to the exercise of share-options and restricted stock units. Consequently, the correspondent charge to Capital reserve was recycled into the Share premium line item within equity for a total amount of USD 5,240.

For the year-ended December 31, 2021 and prior to the IPO date (June 3, 2021) dLocal issued 19,906,000 new Class A Common Shares receiving total proceeds of USD 63,177, according to the following details: i) 15,640,000 shares related to the exercise of share-options where dLocal received payments for USD 31,678; ii) 45,000 shares related to the exercise of share-options where dLocal received payments for USD 98; and iii) 4,221,000 shares, issued on March 3rd, 2021, where dLocal received payments for USD 31,401. Consequently, the correspondent charge to Capital reserve was recycled into the Share premium line item within equity for a total amount of USD 6,898.

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

v)	For the year-ended December 31, 2022, dLocal repurchased 134,946 Class A Common Shares paying USD 2,021 in connection with the Share Buyback Program described in note 1.3.e).

(b)
Capital Reserve

The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 2.11: Share-based payments and warrants.

The following table shows a breakdown of the Consolidated Statement of Financial Position line item ‘Capital Reserves’ and the movements in this reserve during the year:

	2022	2021	2020
Balances as of January 1	12,741	12,582	5,287
Share-options exercise (i)	(5,240)	(6,898)	—
Share-based payments charges (ii)	9,580	7,596	7,295
Forfeitures (ii)	(896)	(6)	—
Warrant exercise	—	(533)	—
Balance as of December 31	16,185	12,741	12,582

(i) During the year-ended December 31, 2022 and December 31, 2021 a total of 1,136,375 and 15,685,000, respectively, share-options under the share-based payments plan were exercised. Consequently, the correspondent charge to Capital reserve was recycled into the Share premium line item within equity.

(ii) In the year-ended December 31, 2022, it includes the net expense related to the modification in the agreement of a former officer of the Company.

(c)
Other reserves

The Other Reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

The following table shows a breakdown of the Consolidated Statement of Financial Position line item ‘Other Reserves’ and the movements in these reserves during the year:

	2022	2021	2020
	Cumulative Translation Adjustment	Cumulative Translation Adjustment	Cumulative Translation Adjustment
Balances as of January 1	(30)	119	14
Movement of other reserves	(1,418)	(149)	105
Balance as of December 31	(1,448)	(30)	119

(d)
Retained Earnings

Movements in retained earnings were as follows:

Balance as of January 1, 2020	18,460
Comprehensive income for the year	28,126
Transaction between shareholders	163
Distribution of retained earnings	(15,000)
Balance as of December 31, 2020	31,749
Comprehensive income for the year	78,118
Balance as of December 31, 2021	109,867
Comprehensive income for the year	110,126
Balance as of December 31, 2022	219,993

(e)
Earnings per share

dLocal calculates basic and diluted earnings per share as stated in Note 2.13: Equity.

The next table presents the information used as base for such calculation:

	2022	2021	2020
Profit attributable to common shareholders (U.S. Dollars)	108,682,969	77,875,575	28,183,840
Weighted average number of common shares	295,623,702	287,121,304	268,598,000
Adjustments for calculation of diluted earnings per share(1)	17,514,944	21,809,000	16,242,000
Weighted average number of common shares for calculating diluted earnings per share	313,138,646	308,930,304	284,840,000
Basic earnings per share	0.37	0.27	0.10
Diluted earnings per share	0.35	0.25	0.10

(1)
As of December 31, 2022, corresponds to the dilutive effect of i) 14,865,332 average shares related to share-based payment warrants (16,353,000 and 8,491,539, respectively for the years ended December 31, 2021 and December 31, 2020); and ii) 2,649,612 average shares related to share-based payment plans with employees (5,456,000 and 567,993, respectively for the years ended December 31, 2021 and December 31, 2020). As of December 31, 2022, excludes 439,987 potential ordinary shares that are anti-dilutive related to granted stock options for which the exercise price is higher than the market price.

14.
Cash and cash equivalents

Cash and cash equivalents breakdown is presented below:

	2022	2021
Own Balances	247,833	227,913
Merchant Clients Funds	220,259	108,284
	468,092	336,197

As of December 31, 2022, USD 468,092 (USD 336,197 on December 31, 2021) represents cash on hand, demand deposits with financial institutions and other short -term liquid financial instruments.

Own Balances correspond to cash and cash equivalents of the Group while Merchant Clients Funds correspond to freely available funds collected from the merchant customers, that can be invested in secure, liquid low-risk assets until they are transferred to the merchants in accordance with the agreed conditions with them. As of December 31, 2022 , Merchant Clients Funds includes USD 38,119 pending to be transferred to Own Funds accounts (USD 7,827 as of December 31, 2021). Such transfers are typically made after the month-end.

15.
Financial assets at fair value through profit or loss
(a)
Classification of financial assets at fair value through profit or loss

Financial assets include the following:

	2022	2021
Debt instruments	1,295	1,004
	1,295	1,004

For 2022 and 2021, debt instruments are investments in quoted debt securities.

For further information referred to accounting policies see Note 2.5 Financial instruments-initial recognition and subsequent measurement and related to fair value hierarchies see Note 31: Fair value hierarchy.

(b)
Amounts recognized in profit or loss

During the year, the following (losses)/gain were recognized in profit or loss:

	2022	2021	2020
Fair Value Movement transferred to profit and loss	(36)	(16)	9
At End of Year	(36)	(16)	9

(c)
Risk exposure and fair value measurements

Information about the Group’s exposure to price risk is provided in Note 30: Financial risk management.

16.
Trade and Other Receivables

Trade and Other Receivables of the Group are composed of the following:

	2022	2021
Trade receivables	218,922	179,199
Loss allowance	(280)	(322)
Trade receivables net	218,642	178,877
Advances and other receivables	21,804	12,089
	240,446	190,966

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

Loss allowance and impairment losses

The following table presents the evolution of the loss allowance:

	2022	2021
Opening book value as of January 1	(322)	(341)
Decrease/(increase) in loss allowance for trade receivables	42	(33)
Reversals for decrease in loss rate	—	52
Total as of December 31	(280)	(322)
Net impairment gain/(loss) on financial assets	42	(33)

As disclosed in Note 2.5 Financial instruments-initial recognition and subsequent measurement, the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due (only 0-30 past due bucket as of December 31, 2022 and 2021 because there are no other material buckets of the outstanding receivables).

The expected loss rates are based on the payment profiles of debtors over a period of 48 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the expected credit loss rate of the 0-30 past due bucket was determined at 0.2% (0.4% in the year ended December 31, 2021).

For further information refer to Note 30: Financial risk management - Impairment of financial assets.

Advances and other receivables include payments made in advance as well as tax credits.

17.
Other Assets

Other assets are composed of the following:

Current	2022	2021
Money held in escrow and guarantees due to: (i)	43,814	211
-Stand by credit letters required by merchants	18,575	—
-Banks requirements	19,988	—
-Processors and others requirements	1,688	80
-Credit card requirements	3,563	131
Advance payments to merchants	12,863	—
Rental guarantees	112	561
Prepaid assets (ii)	—	567
Deposits in brokers(iii)	5,576	—
Loss allowance(iii)	(5,576)	—
Total current Other Assets	56,789	1,339

(i)
Comprises own funds and investments held in escrow and guarantees required by processors, credit cards and merchants. In 2022, some Merchants entered into stand by credit letters with banks that required the Group to maintain certain collaterals in such banks. In addition, it also includes money held in a pledge account to collateralize overdrafts and pre-settlements agreements with a bank. Finally, it also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.
(ii)
The Group signed an agreement with another Merchant where the Group agreed to pay USD 360 to the Merchant in exchange of a minimum amount of revenue during 2021 and 2022 and for being retained as the provider of at least the 90% of the transacted volume in all markets where dLocal offers a complete payment solution in the same. During 2022 and 2021 these assets were reduced in USD 567 and USD 200, respectively, and accounted for as a reduction of revenues.
(iii)
During 2022, the Company utilized FTX Trading Ltd. (“FTX”) services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of USD 5,576, whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance. As of December 31, 2022, the Group does not hold any positions in crypto assets.

18.
Property, Plant and Equipment

Property, Plant and Equipment of the Group correspond to computer equipment and building improvements that are stated at cost less accumulated depreciation.

	2022			2021
	Computer Equipment	Building improvements	Total	Computer Equipment	Building improvements	Work in Progress	Total
Cost	1,823	1,257	3,080	645	—	486	1,131
Accumulated depreciation	(553)	(42)	(595)	(218)	—	—	(218)
Opening book value, January 1	1,270	1,215	2,485	427	—	486	913
Additions	987	—	987	1,178	—	771	1,949
Transfers	—	—	—	—	1,257	(1,257)	—
Depreciation of the year	(562)	(176)	(738)	(335)	(42)	—	(377)
Total as of December 31	1,695	1,039	2,734	1,270	1,215	—	2,485
Cost	2,810	1,257	4,067	1,823	1,257	—	3,080
Accumulated depreciation	(1,115)	(218)	(1,333)	(553)	(42)	—	(595)

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

The Group did not recognize losses from impairment of Property, Plant and Equipment during 2022 and 2021, nor reversed any impairment losses. Moreover, dLocal did not have any commitments to purchase any property, plant and equipment at year end.

For further details on accounting policies refer to Note 2.7: Property, plant and equipment.

19.
Leases

This note provides information for leases in which the Group is a lessee.

The Group’s lease contracts refer to the use of explicitly defined office facilities in different countries, where it obtains substantially all of the economic benefits and has the right to direct the use of such offices.

(a)
Amounts recognized in the Consolidated Statements of Financial Position

	2022	2021
Right-of-use assets
Offices	3,934	3,915
	3,934	3,915

	2022	2021
Lease liabilities
Current	686	502
Non-current	3,393	3,426
	4,079	3,928

During 2022 and 2021 the additions totalized USD 328 and USD 3,727, respectively.

(b)
Amounts recognized in the Consolidated Statements of Comprehensive Income

The Consolidated Statements of Comprehensive Income shows the following amounts relating to leases:

	2022	2021
Amortization of right-of-use assets
Offices	518	453
	518	453
Interest charges for lease liabilities (included within Finance Costs line item)	177	142
Leases expense for short-term leases (included within General and administrative expense line item)	332	173

The principal cash outflow for leases during 2022 was USD 386 (USD 430 in 2021).

20.
Intangible Assets

Intangible assets of the Group correspond to capitalized expenses related to internally generated software and the intangible asset acquired described below in this Note in section "Intangible Asset Acquisition".

The following table provides information about each class of intangible assets held by the Group as of December 31, 2022 and 2021. Intangible assets are stated at cost less accumulated amortization:

	2022			2021
At January 1,	Internally generated software	Acquired intangible assets (ii)	Total	Internally generated software	Acquired intangible assets (ii)	Total
Cost	12,387	39,335	51,722	4,989	—	4,989
Accumulated amortization	(3,180)	(1,573)	(4,753)	(836)	—	(836)
Opening book value as of January 1	9,207	37,762	46,969	4,153	—	4,153
Additions (i)	11,365	—	11,365	7,398	39,335	46,733
Amortization of the year	(4,793)	(2,098)	(6,891)	(2,344)	(1,573)	(3,917)
Total as of December 31	15,779	35,664	51,443	9,207	37,762	46,969
Cost	23,752	39,335	63,087	12,387	39,335	51,722
Accumulated amortization	(7,973)	(3,671)	(11,644)	(3,180)	(1,573)	(4,753)

(i)
The additions of the year include USD 11,357 (USD 7,085 in 2021) related to capitalized salaries and wages.
(ii)
Acquired intangible assets comprises merchant agreements, as detailed in "Intangible Asset Acquisition" below.

At December 31, 2022 and 2021 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test. See Note 2. 8: Intangible assets for accounting policies relevant to intangible assets and Note 2.9: Impairment of non-financial assets for policy regarding impairments.

Intangible Asset Acquisition

In addition, on March 11, 2021, with effective date April 1, 2021, dLocal signed a contract to acquire certain assets from Primeiropay S.A.R.L and PrimeiroPay Technology GmbH (“Primeiropay”) in accordance with the Transfer of a Going Concern Agreement (“the Agreement”) signed between the parties, for a consideration of USD 40.0 million, of which USD 1.33 million is contingent consideration (subject to the achievement of the “earn-out”) and USD 38.67 million was an immediate cash consideration, with an effective date of April 1, 2021. According to Management’s estimates, the fair value of the contingent consideration is USD 665 and was paid in July 2022.

Primeiropay is an international payment service provider that enables global merchants to receive payments from their customers located in emerging markets for the sale of goods or services and processes the payments locally in the emerging markets where the merchants’ consumers are located. After expatriating the funds Primeropay settles the payments in the jurisdiction and currency of preference of its merchants, generally in U.S. dollars. The asset acquisition is expected to increase the Group’s market share through the incorporation of new global merchants processing payments in emerging markets. Details of the purchase consideration are as follows:

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

The contingent consideration was fully repaid on July 29, 2022.

Recognition of assets acquired

On April 1, 2021 the Group recognized the assets acquired (mainly merchant agreements) as a single intangible asset in accordance with IAS 38 – Intangible Assets. The Group estimated the amortization period for such single intangible asset to be 18.75 years.

21.
Trade and Other Payables

Trade and Other Payables are composed of the following:

	2022	2021
Trade Payables	395,134	269,227
Accrued Liabilities	5,801	3,173
Other Payables	6,939	4,760
Total Trade and other payables	407,874	277,160

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

22.
Borrowings

During the year 2021, dLocal has received borrowings from a financial institution in Brazilian Reais (BRL) amounting to USD 5,000 (BRL 27 million) for working capital, with expiration date on April 19, 2022 and accruing interest at an annual fixed interest rate of 1.85%. The total outstanding as of December 31, 2021 amounts to USD 5,014 and is disclosed in the line "Borrowings".

On April 19, 2022, dLocal received two borrowings from a financial institution in Brazilian Reais (BRL 37.5 million each) amounting to a total of USD 14,782, with expiration date on January 16, 2023 and accruing interest at an annual variable interest rate equivalent to the Brazilian Interbank Deposit (Certificado de Depósito Interbancário, or “CDI”) rate plus 1.70% and 118.14% of the CDI, respectively.

As of December 31, 2022, the borrowings described above were fully repaid for a total of USD 21,567, including interests.

23.
Tax Liabilities

The tax liabilities breakdown is as follows:

	2022	2021
Income tax payable	6,047	1,940
Other tax liabilities	5,648	11,186
Income tax perception	2,792	7,490
Digital services withholding VAT	2,555	2,796
Other Taxes	301	900
Total Tax Liabilities	11,695	13,126

24.
Derivative financial instruments

Derivative financial instruments: forward agreements

The Group enters into derivative financial instruments with the purpose of hedging the temporary trade receivables in local currencies against the US dollar to fix the exchange rate that was agreed to settle with the merchants.

During the year-ended December 31, 2022 and 2021, dLocal entered into short-term derivative contracts (delivery and non-delivery forwards) with different counterparties in different countries in which the Group operates, according to the following detail:

Transaction	Type of Forward Transaction	Local currency	Notional amount in USD as of December 31, 2022	Outstanding balance as of December 31, 2022 - Derivative financial liabilities	Notional amount in USD as of December 31, 2021	Outstanding balance as of December 31, 2021 - Derivative financial liabilities
Non-delivery forwards	Buy USD	Brazilian Reais	22,436,774	122	5,500,000	(152)
Non-delivery forwards	Sell USD (1)	Brazilian Reais	(959,141)	(15)	—	—
Non-delivery forwards	Buy USD	Argentine Peso	6,600,000	(6)	2,500,000	—
Delivery forwards	Buy USD	Chilean Peso	18,750,385	(250)	12,391,928	(8)
Delivery forwards	Buy USD	Uruguayan Peso	2,240,602	48	—	—
Non-delivery forwards	Buy USD	Egyptian Pound	12,979,395	1,002	—	—
Non-delivery forwards	Buy EUR	Moroccan Dirham	6,834,496	31	—	—
Non-delivery forwards	Buy USD	Nigerian naira	8,863,831	(15)	—	—
Non-delivery forwards	Buy USD	Indian Rupee	5,920,282	2	1,000,000	(14)
Non-delivery forwards	Sell USD (1)	Indian Rupee	(566,948)	1	—	—
Non-delivery forwards	Buy USD	Southafrican Rand	5,176,642	(235)	4,000,000	(47)
Non-delivery forwards	Sell USD (1)	Southafrican Rand	(2,626,458)	(11)	—	—
Non-delivery forwards	Buy USD	Costa Rican Colon	159,000	(12)	—	—
Total				662		(221)

(1) The contracts to sell USD are entered into with the purpose of rebalancing and maintaining a hedge ratio that complies with the hedge effectiveness requirements.

During the year ended December 31, 2022, dLocal entered into hedge operations of trade and other receivables in Brazilian Reais, Argentine Peso, Chilean Peso, Uruguayan Peso, Egyptian Pound, Moroccan, Dirham, Nigerian Naira, Indian Rupee, South African Rand and Costa Rica Colon, subject to foreign exchange exposure using delivery and non-delivery forward contracts. The spot element of these forward transactions was elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9. The Group has elected to designate only the spot element of these forward contracts as the hedging instrument, except for hedges of Uruguayan Peso and Chilean Peso. During the year ended December 31, 2022, dLocal recognized a net gain of USD 14,559 included in the line item "Costs of services" related to the effective portion of the change in the spot rate of the hedged currency (which offsets a foreign exchange loss of USD 14,832 included in the same line item) and a net loss of USD 18,763 included in the line item "Finance costs" related to the implicit interest rate.

During the last quarter of the year-ended December 31, 2021, dLocal entered into hedge operations of trade and other receivables in Chilean Peso subject to foreign exchange exposure using the delivery forward contracts. The transactions have been elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9. During 2021, dLocal recognized a gain of USD 322 included in the line item "Costs of services".

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

Considering that as of December 31, 2020 the derivative financial instrument represented a liability for dLocal of USD 2,896, a gain for the same amount was recognized within Operating profit in the line item “Other operating gain/(loss)” in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2021.
.

25.
Provisions
(a)
Labor provisions

Provisions for the year are related to labor potential contingencies where the management understands, based on the Group’s internal legal advisors’ assessment, that it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(b)
Movements in labor provisions

Movements in Labor provisions are set out below:

Carrying amount as of January 1, 2021	1,393
Additional charge to labor provision	317
Carrying amount as of December 31, 2021	1,710
Reversal to labor provision	(419)
Interest charges for labor provision	182
Carrying amount as of December 31, 2022	1,473

26.
Other contingent assets, liabilities and commitments

As of December 31, 2022 and 2021, the Group had no outstanding contingent assets or liabilities, except for the labor contingencies detailed in Note 25: Provisions.

As of December 31, 2022 the Group had USD 43,814 of own funds and investments held in escrow and guarantees required by processors, credit cards and merchants, included within the line item “Other assets”. In 2022, some Merchants entered into standby letters of credit with banks that required the Group to maintain collateral in such banks. In addition, this line item also includes money held in a pledge account to collateralize overdrafts and pre-settlements. Finally, it also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.

As of December 31, 2021 the Group’s had cash in Banks as guarantees for USD 6,330 required by Merchants under the corresponding Payment Processing Service Agreements.

27.
Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is reported in the Consolidated Statement of Financial Position where the Group currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The following table presents the recognized financial instruments that are offset as at December 31, 2022 and 2021:

	Effects of offsetting on the Consolidated
	Statements of Financial Position
		Gross amounts	Net amounts
2022	Gross amounts	set off	presented
Financial assets	USD	USD	USD
Cash and cash equivalents	468,092	—	468,092
Financial assets at FVPL	1,295	—	1,295
Trade and other receivables	244,804	(4,358)	240,446
Derivative financial instruments	1,206	—	1,206
Other assets	56,789	—	56,789
Total	772,186	(4,358)	767,828
Financial liabilities
Trade and other payables	424,186	(16,312)	407,874
Lease Liabilities	4,079	—	4,079
Derivative financial instruments	544	—	544
Total	428,809	(16,312)	412,497

		Gross amounts	Net amounts
2021	Gross amounts	set off	presented
Financial assets	USD	USD	USD
Cash and cash equivalents	336,197	—	336,197
Financial assets at FVPL	1,004	—	1,004
Trade and other receivables	196,939	(5,973)	190,966
Other assets	1,339	—	1,339
Total	535,479	(5,973)	529,506
Financial liabilities
Trade and other payables	283,133	(5,973)	277,160
Lease Liabilities	3,928	—	3,928
Financial liabilities	5,014	—	5,014
Derivative financial instruments	221	—	221
Total	292,296	(5,973)	286,323

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

28.
Related parties
(a)
Related Party Transactions

In 2021 and 2020, related party transactions related to the options agreement are described in note 24 of these Consolidated Financial Statements.

(b)
Key Management compensation

The compensation of the Executive Team and Directors during the year can be breakdown as follows:

	2022	2021
Short-term employee benefits – Salaries and wages	1,767	1,900
Long-term employee benefits – Share-based payment	3,351	7,590
	5,118	9,490

(c)
Transactions with other related parties

The following transactions occurred with related parties:

	2022	2021
Transactions with merchants – Revenues	1,158	2,030
Transactions with preferred suppliers (Collection agents) – Costs	(621)	(561)
Transactions with other related parties – Costs	—	—

(d)
Outstanding balances arising from transactions with related parties

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2022	2021
Balances with merchants – trade receivables	428	—
Balances with merchants – trade payables	(482)	(622)
Balances with preferred suppliers (Collection agents) – trade payables	(1,258)	(125)
Balances with preferred suppliers (Collection agents) – trade receivables	552	6,058

All transactions with related parties were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured and are repayable in cash.

29.
Cash flow disclosures

The most significant non-cash transaction is detailed below:

	2022	2021	2020
Right-of-use asset recognition with an increase in Lease liabilities	(328)	(3,915)	(188)

Net cash/(debt) reconciliation:

This section sets out an analysis of net cash/(debt) and the movements in net debt for each of the periods presented.

	2022	2021	2020
Cash and cash equivalents	468,092	336,197	111,733
Financial assets at fair value through profit or loss	1,295	1,004	8,319
Borrowings	—	(5,014)	—
Lease liabilities	(4,079)	(3,928)	(218)
Derivative financial instrument	(544)	(221)	(2,896)
Net cash/(debt)	464,764	328,038	116,938
Cash and liquid investments	469,387	337,201	120,052
Gross debt – fixed interest rates	(4,623)	(9,163)	(3,114)
Net cash/(debt)	464,764	328,038	116,938

According to the IAS 7, the movements in the debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Interest Bearing Borrowings	Lease liabilities	Derivative financial instrument	Sub-total	Cash & Cash Equivalents	Financial Assets at FVPL	Total
Net cash/(debt) as of December 31, 2019	—	(399)	—	(399)	34,765	15,399	49,765
Cash flows	—	151	—	151	76,968	(7,532)	69,587
Fair value changes	—	—	(2,896)	(2,896)	—	9	(2,887)
Lease benefit for
COVID-19	—	50	—	50	—	—	50
Other Changes	—	(20)	—	(20)	—	443	423
Net cash/(debt) as of December 31, 2020	—	(218)	(2,896)	(3,114)	111,733	8,319	116,938
Cash flows	(5,000)	572	—	(4,428)	224,464	(10,076)	209,960
Fair value changes	—	—	2,675	2,675	—	2,761	5,436
New leases	—	(4,282)	—	(4,282)	—	—	(4,282)
Other Changes	(14)	—	—	(14)	—	—	(14)
Net cash/(debt) as of December 31, 2021	(5,014)	(3,928)	(221)	(9,163)	336,197	1,004	328,038
Cash flows	6,785	177	221	7,183	113,781	327	121,291
Fair value changes	—	—	(544)	(544)	18,114	(36)	17,534
New leases	—	(328)	—	(328)	—	—	(328)
Other Changes	(1,771)	—	—	(1,771)	—	—	(1,771)
Net cash/(debt) as of December 31, 2022	—	(4,079)	(544)	(4,623)	468,092	1,295	464,764

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

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the year was as follows:

	2022	2021
Cash and Cash Equivalents	468,092	336,197
Financial Assets at Fair Value through Profit or Loss	1,295	1,004
Trade and Other Receivables	240,446	190,966
Derivative Financial Instrument	1,206	—
Other Assets	56,789	1,339
	767,828	529,506

The table below discloses the credit risk rating for Trade and Other Receivables, based on external risk ratings of the geographical regions in which the Trade and Other Receivables are held:

Risk rating	2022	2021
A	18,880	20,839
AA	2,213	—
B	11,043	4,041
BB	137,286	103,322
BBB	29,161	26,960
CCC	41,863	35,804
	240,446	190,966

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

Foreign Currency Risk

The Group is exposed to currency risk on monetary amounts denominated in a currency other than the functional currency of the respective subsidiaries, which is mainly comprised by:

•
Trade receivables and trade payables in local currencies in the payments provider entities, mainly in Brazilian Real, Egyptian Pound, Indian Rupee, Chilean Peso, Nigerian Naira, Euro and Argentine peso.
•
Cash and cash equivalents and trade receivables in U.S. Dollar in the collection agents in Latin America, Asia and Africa.

The following table presents the Group’s exposure to foreign currency risk as well as a sensitivity to a reasonably possible change in U.S. Dollar, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities.

2022			Gain/(loss)
Account	Currency	Amount	% increase	Amount	% decrease	Amount
Net balances	United States dollar	47,162	10%	(4,716)	-10%	4,716
	Brazilian real	27,841	10%	(2,784)	-10%	2,784
	Indian rupee	16,530	10%	(1,653)	-10%	1,653
	Egyptian pound	16,243	10%	(1,624)	-10%	1,624
	Argentine peso	12,863	10%	(1,286)	-10%	1,286
	Chilean peso	12,457	10%	(1,246)	-10%	1,246
	Nigerian naira	12,403	10%	(1,240)	-10%	1,240
	Moroccan dirham	11,136	10%	(1,114)	-10%	1,114
	Euro	8,033	10%	(803)	-10%	803
	South African rand	5,494	10%	(549)	-10%	549
	Peruvian sol	4,363	10%	(436)	-10%	436
	Uruguayan peso	4,017	10%	(402)	-10%	402
	Colombian peso	3,763	10%	(376)	-10%	376
	Mexican peso	3,701	10%	(370)	-10%	370
	Saudi riyal	2,318	10%	(232)	-10%	232
	Vietnamese đồng	2,032	10%	(203)	-10%	203
	Philippine peso	1,992	10%	(199)	-10%	199
	Panamanian balboa	1,734	10%	(173)	-10%	173
	Malaysian ringgit	1,666	10%	(167)	-10%	167
	Pakistani rupee	1,439	10%	(144)	-10%	144
	Indonesian rupiah	1,143	10%	(114)	-10%	114
	Costa Rican colon	1,131	10%	(113)	-10%	113
	Chinese Yuan	948	10%	(95)	-10%	95
	Egytptian pound	827	10%	(83)	-10%	83
	Kenyan shilling	700	10%	(70)	-10%	70
	Paraguayan guaraní	676	10%	(68)	-10%	68
	Boliviano	273	10%	(27)	-10%	27
	Guatemalan quetzal	259	10%	(26)	-10%	26
	Thai baht	95	10%	(10)	-10%	10
	Honduran Lempira	60	10%	(6)	-10%	6
	Ghanaian cedi	48	10%	(5)	-10%	5
	Ugandan shilling	39	10%	(4)	-10%	4
	Algerian dinar	24	10%	(2)	-10%	2
	Nicaraguan córdoba	18	10%	(2)	-10%	2
	Turkish lira	17	10%	(2)	-10%	2
	West African CFA franc	7	10%	(1)	-10%	1
	Pound sterling	3	10%	(0)	-10%	0
	Jordanian dinar	1	10%	(0)	-10%	0
	Czech koruna	—	10%	—	-10%	—
	Mexican peso	(8)	10%	1	-10%	(1)
	Bangladeshi taka	(39)	10%	4	-10%	(4)
	Israeli new shekel	(168)	10%	17	-10%	(17)
	Total	203,241		(20,324)		20,324

2021			Gain/(loss)
Account	Currency	Amount	% increase	Amount	% decrease	Amount
Net balances	Brazilian reais	39,017	10%	(3,902)	-10%	3,902
	Chilean pesos	23,195	10%	(2,320)	-10%	2,320
	Argentine pesos	22,206	10%	(2,221)	-10%	2,221
	Mexican pesos	15,048	10%	(1,503)	-10%	1,503
	South African rand	7,515	10%	(752)	-10%	752
	Indonesian rupiah	4,370	10%	(437)	-10%	437
	Peruvian Nuevo Sol	4,021	10%	(402)	-10%	402
	Colombian pesos	4,010	10%	(401)	-10%	401
	Euros	3,563	10%	(356)	-10%	356
	Uruguayan pesos	3,323	10%	(332)	-10%	332
	Nigerian nairas	2,295	10%	(230)	-10%	230
	Egyptian pounds	562	10%	(56)	-10%	56
	Paraguayan guaranís	200	10%	(20)	-10%	20
	Dominican pesos	127	10%	(13)	-10%	13
	Pakistanee rupees	113	10%	(11)	-10%	11
	Bangladeshi takas	38	10%	(4)	-10%	4
	Moroccan dirhams	9	10%	(1)	-10%	1
	Total	129,612		(12,961)	-	12,961

Exposure is presented in thousands of U.S. Dollars and relates to monetary items in foreign currency of each entity of the Group, considering each individual functional currency. As explained in Note 24: Derivative financial instruments, the Company entered into foreign currency exchange forward contracts in order to mitigate this risk and reduce the impact on the financial statements.

Equity price risk

As at December 31, 2022 and 2021, the Group had an investment in quoted debt securities and mutual funds. As at December 31, 2022 and 2021, the exposure to equity price from such investment was considered not material.

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

Contractual maturities of financial liabilities 31 December 2022	Less than 6 months	6-12 months	Between 1 and 2 years	More than 2 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade and other payables	407,874	—	—	—	407,874	407,874
Leases liabilities	296	394	546	3,628	4,864	4,079
Total non-derivatives	408,170	394	546	3,628	412,738	411,953
Derivatives
Derivative financial instruments	544	—	—	—	544	544
Total derivatives	544	—	—	—	544	544

Contractual maturities of financial liabilities 31 December 2021	Less than 6 months	6-12 months	Between 1 and 2 years	More than 2 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade and other payables	277,160	—	—	—	277,160	277,160
Financial liabilities	5,014	—	—	—	5,014	5,014
Leases liabilities	204	299	462	3,878	4,843	3,928
Total non-derivatives	282,378	299	462	3,878	287,017	286,102
Derivatives
Derivative financial instruments	221	—	—	—	221	221
Total derivatives	221	—	—	—	221	221
(e)
Fraud Risk

The Group’s transactions are susceptible to a fraudulent or improper sale and it uses processes to control the fraud risk. The process consists of monitoring transactions through ‘dLocal Defense’ which is a local data-driven prevention program to maximize fraud detection and minimize false positives. This process reviews transactions at the time of the authorization, legitimates them and uses of external tools that are revised on a periodic basis.

The second process detects chargebacks and disputes. This is a supplemental process and increases the Group’s ability to avoid fraud.

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

As part of the requirements for maintaining its financial institution license, dLocal Limited, the Group’s licensee subsidiary is subject to a minimum capital requirement of EUR 400 thousands imposed by the regulator of Malta.

31.
Fair value hierarchy

The following tables show financial instruments recognized at fair value for the years ended December 31, 2022 and 2021, analyzed between those whose fair value is based on:

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

December 31, 2022	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	1,295	—	1,295	1,295	—	—
Other Assets	—	56,789	56,789	—	—	—
Trade and Other Receivables	—	240,446	240,446	—	—	—
Derivative financial instruments (1)	1,206	—	1,206	—	1,206	—
Cash and Cash Equivalents	—	468,092	468,092	—	—	—
	2,501	765,327	767,828	1,295	1,206	—

December 31, 2021	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	1,004	—	1,004	1,004	—	—
Other Assets	—	1,339	1,339	—	—	—
Trade and Other Receivables	—	190,966	190,966	—	—	—
Cash and Cash Equivalents	—	336,197	336,197	—	—	—
	1,004	528,502	529,506	1,004	—	—

December 31, 2022	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(407,874)	(407,874)	—	—	—
Derivative financial instruments (1)	(544)	—	(544)	—	(544)	—
Lease Liabilities	—	(4,079)	(4,079)	—	—	—
	(544)	(411,953)	(412,497)	—	(544)	—

December 31, 2021	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(277,160)	(277,160)	—	—	—
Financial liabilities	—	(5,014)	(5,014)	—	—	—
Derivative financial instruments (1)	(221)	—	(221)	—	(221)	—
Lease Liabilities	—	(3,928)	(3,928)	—	—	—
Contingent consideration liability	(665)		(665)	—	—	(665)
	(886)	(286,102)	(286,988)	—	(221)	(665)

(1) The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract.

Level 3 Financial Instruments

As of December 31, 2021, the Group has recognized a contingent consideration liability, described in Note 20, amounting to USD 665, classified in Level 3. The amount of the Level 3 contingent consideration was calculated by the finance team of the Group, using a discounted cash flow analysis, considering the expected cash flows based on terms of the contract, the entity’s knowledge of the business and how the current conditions are likely to impact it. As of December 31, 2022, the contingent consideration liability was fully repaid.

There were no changes in level 3 items for the years ended December 31, 2022 and 2021. Also, there were no transfer of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments.

32.
Subsequent events

Repurchase of shares

Until the date of issuance of these consolidated financial statements, the Company has repurchased 2,652,211 Class A common shares for a total amount of USD 41,336, pursuant to the share buyback program described in note 1.3.e).

Class action lawsuits

On February 23 and February 28, 2023, respectively, DLocal Limited was named, along with several of its senior executives and/or directors, as defendant in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933 based in significant part on the short-seller report mentioned in note 1.3.e). These matters, captioned Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), allege, among other things, that the registration statement for our June 2021 initial public offering reflected certain material misstatements or omissions.

On March 3, 2023, plaintiffs in the two Actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel, which application remains pending. The parties are in the process of discussing a proposed schedule for a likely consolidated amended complaint and responses thereto.

Due to the preliminary posture of the Actions as of the date of issuance of these consolidated financial statements, the Company is unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses. DLocal Limited intends to defend itself vigorously in these actions.