Form 20-F
period 2023-12-31
dLocal Ltd
filed 2024-03-19
CIK 1846832

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Pedro Arnt

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report: 295,991,665 Class A and Class B common shares, as of December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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

All references to “U.S. dollars,” “dollars,” “US$” or “$” are to the U.S. dollar. All references to “IFRS” are to IFRS Accounting Standards, as issued by the International Accounting Standards Board, or the “IASB”.

Financial Statements

dLocal was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. Until the contribution of dLocal Malta shares to it on April 14, 2021, dLocal had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, our consolidated financial statements for periods prior to the Share Contribution have been omitted from this annual report. The issued share capital reflects that of dLocal as of December 31, 2023. In accordance with IFRS, the corporate reorganization and share contribution did not qualify as a business combination, and was treated as dLocal Malta’s capital reorganization. See note 1 (General information, Reorganization and Significant Events of the year) to our consolidated financial statements.

Unless otherwise noted, the consolidated financial information presented in this annual report as of December 31, 2023, and 2022 and for the years ended December 31, 2023, 2022, and 2021, relates to us and is derived from our audited consolidated financial statements as of December 31, 2023, and 2022, and for the years ended December 31, 2023, 2022, and 2021, which we refer to as our “Audited Consolidated Financial Statements”.

We prepare our Audited Consolidated Financial Statements in accordance with IFRS, as issued by the IASB. We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., a member firm of the PricewaterhouseCoopers global network, an independent registered public accounting firm, whose report dated March 18, 2024, is also included in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our Audited Consolidated Financial Statements are presented in U.S. dollars which is the functional currency of DLocal Limited. Our fiscal year ends on December 31 of each year. Accordingly, all references to a particular year are to the year ended December 31 of that year.

Segment Information

We manage our business under a single operating segment, which is payment processing.We have adopted IFRS 8 (Operating Segments), which requires operating segments to be identified on the basis of internal reports regarding components of our business that are regularly reviewed by our management, including our chief operating decision maker, in order to allocate resources and to assess their performance. See note 5, (Segment Reporting), to our Audited Consolidated Financial Statements, included elsewhere in this annual report.

Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin

We only have one operating segment. We measure our operating segment’s financial performance by our Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and we use these metrics to make decisions about allocating resources.

We define Adjusted EBITDA as the consolidated profit from operations before financing and taxation for the applicable reporting period before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding inflation adjustment, other operating gain/loss, impairment gain/loss on financial assets, secondary offering expenses, transaction costs, other non-recurring costs and share-based payment non-cash charges. We calculate Adjusted EBITDA Margin by dividing Adjusted EBITDA by our revenues.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

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
•
public health threats or outbreaks of communicable diseases, such as the COVID-19 virus and others;
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

Not applicable.

Item 2. Offer Statistics and Expected Timetable

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

•	We have a limited operating history with financial results that may not be indicative of future performance, and our revenue growth rate is likely to slow down as our business matures.

•	If we fail to manage our growth effectively, our business could be harmed.

•	Potential merchant clients may be reluctant to switch to a new vendor or integrate with a new vendor, or integration may take longer than expected, which may adversely affect our growth.

•	A decline in the quality of the services we offer could adversely affect our ability to attract and retain merchants and partners.

•	Certain large merchants provide a significant share of our revenues and the reduction in business with these merchants could materially harm our business.

•	Interruption or failure of our information technology and communications systems could impair our operations, which could also damage our reputation and harm our results of operations.

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

•

The ongoing wars between Russia and Ukraine and Israel and Hamas may have a material adverse effect on the global economy as well as on us. As a company that operates globally, the adverse effects of military conflicts and their adverse effects on the global economy and market conditions could have a material adverse effect on our business.

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

•

As of December 31, 2023, holders of our Class B common shares together own 45.29% of our outstanding common shares and 80.54% of corresponding voting rights, and have the power, as a group, to elect a majority of the members of our board of directors, which means that these shareholders, when acting in concert, have significant influence over matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

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

Our merchant customers expect a consistent level of quality in the provision of our services. We enter into service-level agreements with certain merchants that define standards for the required level of service. A breach of such obligations could result in the loss of service credits and/or termination of the agreement, which would have a direct adverse financial impact on our business. Our account management and support services are a key element of the value proposition to our clients. If the reliability or functionality of our services is compromised or the quality of those services is otherwise degraded, or if we fail to continue to provide a high level of support or adapt our services to meet the evolving needs of our merchant customers, we could lose volumes coming from existing merchants and find it harder to attract new merchants and partners. In addition, if we are unable to scale our account management and support functions to address the growth of our merchant and partner network, the quality of our services may decrease, which could adversely affect our ability to attract and retain merchants and partners. See “—Interruption or failure of our information technology and communications systems could impair our operations, which could also damage our reputation and harm our results of operations.”

Certain large merchants provide a significant share of our revenues and the reduction in business with these merchants could materially harm our business.

A relatively small number of customers account for a significant share of our revenues. Our top 10 customers in terms of revenues represented 60% of our revenues in the year ended December 31, 2023, 50% of our revenues in the year ended December 31, 2022, and 56% of our revenues in the year ended December 31, 2021. In the year ended December 31, 2023, there was one customers that individually accounted for more than 10% of our total revenues, compared to no customers and one customer in the years ended December 31, 2022 and 2021, respectively. Failure to maintain our contracts with, or a decrease in the relevant transaction volumes from, these merchants could negatively impact our business and could lead to significant fluctuations in our operating and financial performance. While our merchant customer contracts, including those with our largest merchants, are generally of indefinite term, they are terminable upon relatively short written notice. Moreover, these contracts are not exclusive and do not prevent merchants from transacting with and sending all or substantial transaction volumes to our competitors. Merchants may seek price reductions when expanding or changing their services with us and/or when the merchants’ business experiences significant volume changes. Further, certain merchants may seek to lower prices previously agreed upon due to pricing competition, volume increases, perceived reputational concerns based on market disinformation, or other economic needs or pressures faced by the merchant. In addition, our large merchants often have arrangements with multiple payment service providers, primarily in order to mitigate certain risks, such as downtime, delayed response time or default by a payment service provider, as well as to maximize conversion among payment service providers, and to have a complete array of payment methods available. Therefore, these merchants could shift business away at any given time without necessarily terminating their contracts with us. Moreover, from time to time, our merchants may require us to provide certain services or to process certain payment volumes that we are unwilling or unable to fulfill, which may cause them to reduce or cease business relations with us or to shift payment volumes to our competitors. If our contracts with our large merchant customers are terminated or if these merchant customers shift business away from us or offer cross-border payment solutions directly, or if we are unsuccessful in retaining high renewal rates and favorable contract terms, our business, financial condition and results of operations could be materially adversely affected.

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

Our business involves the collection, storage, processing, and transmission of personal and financial data, including names, addresses, email addresses, tax identification numbers, credit card numbers and bank account numbers, as well as information about how consumers interact with our payments platform, all of which may be accessed by some of our employees. Our reputation depends on the reliability of our payments platform as a secure way to make payments. The techniques used to obtain unauthorized, improper, or illegal access to our systems, our data, client data or end-user data, disable or degrade service, or sabotage systems are constantly evolving and have become increasingly complex and sophisticated, may be difficult to detect quickly, and may not be recognized or detected until after they have been launched against a target. In addition, a significant portion of our work force works in a remote or hybrid capacity. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. We expect that unauthorized parties will continue to attempt to gain access to our systems or facilities through various means, including hacking into our systems or facilities or those of our clients, partners, or vendors, or attempting to fraudulently induce (for example, through spear phishing attacks or social engineering) our employees, clients, partners, vendors, or other users of our systems into disclosing usernames, tax identifications, passwords, payment card information, or other sensitive information, which may in turn be used to access our information technology systems. In addition, we may also face distributed denial-of-service (or DDoS) attacks, which is a cyber-attack in which the perpetrator seeks to make a machine or network resource unavailable to its intended users by temporarily or indefinitely disrupting services of a host connected to the Internet. DDoS attacks are typically accomplished by flooding the targeted machine or resource with extraordinarily high volumes of traffic in an attempt to overload systems with the goal of disrupting the ability of commercial enterprises to process transactions and possibly making their systems unavailable to users, including clients and consumers, for extended periods of time. Recent industry experience has demonstrated that DDoS attacks continue to grow in size and sophistication and have the ability to widely disrupt internet services. Although we have systems in place to protect us against such attacks, these systems may become overwhelmed depending on the extent or sophistication of such an attack or may otherwise provide insufficient protection.

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

Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches. Third parties may be able to access personal or proprietary information stored on or accessible through those systems. We may experience breaches of our security measures due to human error, malfeasance, system errors or vulnerabilities, or other irregularities, and we may not have adequate internal processes for identifying and reporting cybersecurity breaches, which may lead to suspension or interruption of our services as a result of any of the above issues. For example, in 2019, we were subject to a cybersecurity breach that went undetected for just over a month that enabled fraudulent cash withdrawals from a local payment processor and resulted in the loss of approximately US$ 516 thousand that was borne entirely by us. While we performed a thorough investigation of this security breach and have instituted additional measures to protect against future cybersecurity and fraud-related breaches, we cannot assure that we will not be subject to similar breaches in the future.

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

Operating a multinational business creates difficulties associated with staffing and managing our international operations, as well as complying with local legal and regulatory requirements. We operate pay-in and pay-out financial transaction processing networks, both cross-border and local-to-local, that offer payment services to customers. The laws and regulations in the markets in which we operate in respect of the products and services we offer and may offer in the future, and in respect of their application to our merchant customers, as well as the respective interpretation of those laws and regulations, evolve and are subject to rapid change, and it is not always clear how certain regulations may apply to us and our operations. As of the date of this annual report, we are licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and we operate and may be licensed, as applicable, in 40 countries in emerging markets, primarily in the Americas, APAC (Asia Pacific), and EMEA (Europe, the Middle East and Africa), with our principal operations in Latin America, especially in Brazil, Mexico, Argentina and Chile. For additional information on our licenses and regulations applicable to our operations, see “Item 4. Information on the Company — B. Business Overview — Regulatory Overview”. Moreover, we have: (i) obtained licenses to operate in Brazil, Nigeria, Rwanda, Egypt, Nicaragua and Kenya, (ii) registered as an aggregator in Mexico, administrator of third party funds and acquirers in Costa Rica, a payment facilitator in Peru, a system operator and third party payments provider in South Africa, a sub-acquirer in Brazil, operator of payment system in the Philippines, as a payment and collection service provider in Uruguay, as Payment Aggregator in Ecuador, as Payment Service Provider that provide Payment Aggregator services in Argentina, as an Acquirer in Costa Rica and (iii) registered as AML/CFT reporting entity in: Argentina, Brazil, Chile, Colombia, Costa Rica, El Salvador, Uruguay and Panama. We are also in the process of obtaining other approvals and/or licenses in other countries, including, among others, the Dominican Republic, Ecuador, the UAE, Honduras, Uruguay, Ghana, Nigeria, Uganda, Saudi Arabia, Tanzania, Singapore, United Kingdom and Morocco. Our application for the FCA license in the UK is currently pending approval. See “—We may not currently hold, or be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines, penalties or force us to discontinue operations in such jurisdictions, any of which could have a material adverse effect on our business, financial condition and results of operations.”

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

In connection with such payment solutions, or the alternative to foreign exchange operation as a new product for the inbound or outbound transfer of funds, we may engage with, and enter into agreements with, crypto brokers. Notwithstanding that we do not receive from or pay to end users and merchants in crypto currencies, the crypto brokers may use crypto currencies in order to provide their services to us, including in connection with foreign exchange operations. These crypto brokers may lose their ability to operate, including due to regulatory changes, or by loss of their licenses, they may become insolvent or subject to bankruptcy proceedings, or they may commit fraud or otherwise cease to provide services or fail to pay amounts owed to us when due. Any such consequences could have an adverse effect on our business and results of operations. For example, in early November 2022, we used the services of a third party crypto broker to manage the expatriation of certain funds. As a result of bankruptcy proceedings affecting this crypto provider in November 2022, we have been unable to withdraw US$5.6 million that we had temporarily deposited in the crypto exchange in connection with an expatriation of funds. On December 28, 2023 we entered into an agreement with a third-party to sell 100% of these deposits for an amount of US$3.4 million. As of December 31, 2023 we collected the agreed amount. For further details, see note 17 of our financial statements included in this annual report.

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

We were issued an EU Financial Institution License that allows us to operate as a payments processor in the European Economic Area, or the EEA. As a licensed payments processor, we are subject to extensive laws and regulations applicable to licensed entities in the Eurozone and the EU. In certain other jurisdictions, we have also obtained regulatory registrations to conduct our business, or are in the process of obtaining approval for such registrations or assessing whether we are required to obtain certain registrations, from the applicable financial regulatory authorities in accordance with applicable law in the principal jurisdictions in which we operate. In the United States at the federal level, our subsidiary, dLocal Corp LLP, is registered with FinCEN as a Money Services Business. For additional information on our licenses and regulations applicable to our operations, see “Item 4. Information on the Company — B. Business Overview — Regulatory Overview” and note 30 (f) to our Audited Consolidated Financial Statements.

There can be no assurance that we currently hold or will be able to obtain or maintain any of the required regulatory licenses, registrations, authorizations, certifications and regulatory approvals in the jurisdictions or industry verticals in which we operate, or may in the future operate, or that the exemptions from licensing or registration upon which we rely will remain available. We may not be compliant with licensing or registration requirements in certain jurisdictions where we operate including, but not limited to, in respect of money remittances. To the extent that we use structural arrangements designed to remove our activities from the scope of applicable regulation or other licensing requirements in the jurisdictions in which we operate, there can be no assurance that these structural arrangements will remain effective as applicable laws continue to evolve or that the applicable regulatory bodies will view our activities as compliant. The adoption of new statutes or regulations, changes in regulators’ interpretation of existing statutes or regulations, or disagreements by regulatory authorities with our interpretation of such statutes or regulations, could subject us to registration or licensing or limit business activities until we are appropriately licensed. These occurrences could also require changes to the manner in which we conduct certain aspects of our business. In addition, even where we maintain regulatory licenses, certifications and/or regulatory approvals or are able to operate in reasonable reliance upon exemptions or based on legal interpretation, there may be substantial costs and potential regulatory determinations, interpretations or changes associated with maintaining such licenses, certifications, registrations and approvals or in maintaining eligibility for such exemptions, and we could be subject to fines or other enforcement action if we violate applicable requirements. Regulatory compliance could result in substantial cost and delays in the provision of our payment services, or could require significant or costly operational changes to comply with applicable licenses or to implement remedial measures. Regulatory laws and standards governing our licenses are subject to change or to varying interpretations, in many cases due to lack of specificity or due to the uncertain nature of their application to a new business such as ours.

In a number of emerging markets, regulations applicable to financial institutions with business models similar to ours are being considered or in the process of being implemented. Moreover, it is not always clear how such laws and regulations apply to our business, including, without limitation, due to the fact that some of these laws were adopted prior to the advent of the internet, mobile and related technologies, and as a result, do not contemplate or address the unique issues of the internet and related technologies, which may be especially relevant in the context of the payments industry in which we operate. As a result, the actions required to comply with licensing regulations may evolve over time as new guidance is provided by supervisory authorities and the interpretation of requirements by supervisory authorities and courts may be further clarified over time. In addition, in certain jurisdictions, companies engaged in our types of business could be required to maintain a higher minimum authorized capital than other companies. We may be unsuccessful in our efforts to comply with, or assess, existing or evolving regulatory interpretations applicable to licenses, authorizations and applicable regulations in the jurisdictions in which we conduct business, including as a result of our rapid growth and lack of familiarity with the regulatory requirements applicable to new jurisdictions (see “—Because we are a multinational company conducting a complex business in many markets worldwide, we are subject to legal, reputational and operational risks, as well as a broad array of local legal and regulatory requirements that could adversely affect our operations,” “—If we fail to manage our growth effectively, our business could be harmed” and “—Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate, and operational risks could adversely affect our consolidated results of operations”). Failure to comply with relevant regulations, directly and indirectly (including in markets in which our services are carried out through local third-party processors or collection entities or where we may be deemed to be subject to regulatory requirements applicable to our customers), could subject us to fines or penalties or force use to discontinue operations in certain jurisdictions which would have a material adverse effect on our business, financial condition and results of operations.

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

Finally, the relevant tax authorities could interpret our engagement with independent contractors or employment of individuals in certain jurisdictions as constituting a “permanent establishment” in such jurisdictions, potentially subjecting our operations in such jurisdictions to corporate income tax, notwithstanding our limited operations in such jurisdictions. Our tax treatment for payments to independent contractors or staffing companies in certain jurisdictions could also be challenged, which could require us to pay or withhold certain taxes on payments to independent contractors or staffing companies in such jurisdictions or could subject us to fines or penalties. Furthermore, certain tax authorities may assert that our operations and corporate structure establish a sufficient nexus to warrant “permanent establishment” taxation, or such authorities may misinterpret our operations in certain jurisdictions, which could have an adverse effect on our current tax treatment. Any such tax determinations, changes or increases, whether borne by us or our merchant customers or consumers, could have a material adverse effect on our operating results and financial condition.

Changes in tax law, changes in our effective tax rate or exposure to additional tax liabilities could affect our profitability and financial condition.

We carry out our business operations through entities in multiple foreign jurisdictions. As such, we are required to file corporate income tax returns that are subject to foreign tax laws. The foreign tax liabilities are determined, in part, by the amount of operating profit generated in these different taxing jurisdictions, as well as by other factors such as the internal services we provide within certain jurisdictions. Our effective tax rate, earnings and operating cash flows could be adversely affected by changes in the mix of operating profits generated in countries with higher statutory tax rates, the jurisdictions through which we organize our operations and serve our clients, as well as by the positioning of our cash balances globally. or the internal services we provide in certain jurisdictions. If statutory tax rates or tax bases were to increase, if we organize our client-servicing operations in jurisdictions with higher statutory tax rates, or if changes in tax laws, regulations or interpretations or in our business operations were made that impact us directly, our effective tax rate, earnings and operating cash flows could be adversely impacted.

Any such adverse changes in the applicability of tax to us could increase the levels of taxation payable by us, which would have an adverse effect on our business, financial condition, results of operations and prospects. In addition to the possibility of a substantial tax burden being imposed on us, the risk that we may become subject to an increased level of taxation may result in us needing to change our corporate or operational structure, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, the tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements. For example, various levels of government and international organizations, such as the OECD and the EU, increasingly focus on future tax reform and any result from this development may create changes to long-standing tax principles, which could adversely affect our effective tax rate. The OECD has issued significant global tax policy changes that include both expanded reporting as well as technical global tax policy changes. Many countries in which we operate have implemented tax law and administrative changes that align with many aspects of the OECD policy guidelines. The breadth of this project may impact all multinational businesses by potentially redefining jurisdictional taxation rights, and could materially impact the laws and regulations for transfer pricing and permanent establishment taxation. Additionally, tax authorities at the international, federal, state, and local levels are currently reviewing the appropriate tax treatment of companies engaged in internet commerce and financial technology. These developing changes could affect our financial position and results of operations. In particular, due to the global nature of the internet, it is possible that tax authorities at the international, federal, state, and local levels may attempt to regulate our transactions or levy new or revised sales and use taxes, VAT, digital services taxes, income taxes, or other taxes relating to our activities in the internet commerce and financial technology space. New or revised taxes, in particular, sales and use taxes, VAT, and similar taxes, including digital service taxes, would likely increase the cost of doing business. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

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

Some of the jurisdictions in which we operate have rules on transfer pricing that could give rise to challenges from the tax authorities as to whether intra-group transactions are conducted in accordance with the arm’s-length principle. Transactions conducted between and among us and our subsidiaries are made on a commercial basis by application of international guidelines and national regulations. As a consequence of globalization and growing world trade, tax authorities worldwide have increased their focus on transfer pricing with respect to cross border intra-group transactions, as part of protecting their respective country’s tax base. Transfer pricing is an inherently subjective area, requiring significant management judgments. In the event the tax authorities in the jurisdictions where we operate consider our current transfer pricing not to be on arm’s-length terms and were to succeed with such claims, this could result in an increased tax cost, including tax surcharges, penalties and interest, which could adversely affect our business.

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

We rely on third parties for certain aspects of our business, including payment networks (such as Visa and Mastercard), acquirers, processors, banks, market infrastructure (including clearing and settlement entities), alternative payment methods, last-mile payments service providers, collection entities, foreign remittance agencies, brokers, other payment service providers and digital wallets to process transactions. We may not manage to comply with our agreement with third-parties or these third-parties may refuse to process transactions adequately, may breach their agreements with us, may default on payments owed to us or our customers, may refuse to renew agreements on commercially reasonable terms, take actions that degrade the functionality of our services, impose additional costs, new licenses or other requirements on us, or give preferential treatment to competitive services or suffer outages in their systems, any of which could disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

Some third parties that provide services to us may have or gain market power and could increase their prices to us without competitive constraint. In addition, there can be no assurance that third parties that provide services directly to us will continue to do so on acceptable terms, or at all, or will not suffer from outages to their systems. If any third parties were to stop providing services to us on acceptable terms, we may be unable to find alternative providers in a timely and efficient manner and on acceptable terms, or at all, which could materially adversely affect our business, financial condition and results of operations.

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

We face credit and liquidity risks from our agents and third-party processors, acquirers, collection entities and merchants that could adversely affect our business, financial condition, results of operations, and cash flows.

Our payment processing services are carried out through local third-party processors, acquirers and collection entities. For both of the years ended December 31, 2023 and 2022, approximately 1% of our TPV was processed by collection entities that are owned either by our employees or certain of our directors. We have arrangements with more than 100 third-party processors, acquirers and collection entities, and the top ten processed 53% of our TPV during the year ended December 31, 2023, and 51% of our TPV in 2022. These processors collect funds from consumers and are required to pay the proceeds from these transactions to us. As a result, we have credit exposure to these processors and acquirers. We are not insured against credit losses in connection with our exposure to these third-party agents. If a processor or acquirer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay amounts owed to us when due, we must nonetheless process the payment transaction for the benefit of our merchant customers and the end consumers. For example, in 2019 we were prevented from collecting from a collection entity, which resulted in a loss of US$492 thousand, representing 0.01% of the aggregate TPV for that period. In November 2022, we have been unable to withdraw US$5.6 million that we had temporarily deposited in the crypto exchange in connection with an expatriation of funds, due to bankruptcy proceedings affecting the crypto exchange. On December 28, 2023 we entered into an agreement a with third-party to sell 100% of these deposits for an amount of US$ 3.4 million. For further details, see note 17 of our financial statements included in this annual report.

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

The electronic payment industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits, particularly in the emerging markets in which we operate. A sustained deterioration in general economic conditions, including as a result of actual or threatened pandemics or the wars between Russia and Ukraine, and Israel and Hamas, or the potential imposition of economics sanctions on countries where we operate could lead to a rise in unemployment rates, or increases in interest rates or changes in foreign exchange rates, and may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments. A reduction in the amount of consumer spending, whether due to continued job losses, foreclosures, bankruptcies, higher consumer debt and interest rates, changes in foreign exchange rates, reduced access to credit, lower consumer confidence, or economic uncertainty, could result in a decrease in our revenue and profits. If consumers decrease their level of spending, our merchants make fewer sales of their products and services using electronic payments or people spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue, which would significantly harm our business.

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

On October 7, 2023, the state of Israel was the target of an attack by the terrorist group Hamas which led to the death of a number of civilians. As a result, Israel declared war on Hamas and conflicts commenced in Israel and the Gaza strip. It is unclear whether the conflict and its underlying uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Our businesses, results of operations and financial position could be adversely affected by any of these factors, directly or indirectly, arising from the ongoing wars between Russia and Ukraine and Israel and Hamas.

There have also been concerns over other conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries, and have implemented or proposed to implement tariffs on certain imported products. Tensions have also arisen between the United States and China over the future of Taiwan. In addition, the United States has begun threatening increased oversight and restrictions on certain popular mobile apps and platforms based in China due to data privacy and national security concerns. Sustained tension between the United States and China over trade policies or in respect of data privacy or national security could significantly undermine the stability of the global economy or could adversely affect our ability to operate with certain merchant clients. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term or on our business.

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

We are currently, and will continue to be, exposed to certain risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our merchant customers. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant customer is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. In certain circumstances where we are unable to collect chargeback or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, such as a zero account balance, we may bear the loss for the amounts paid to the cardholder or may be subject to fines imposed by certain payment processors. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. In addition, our exposure to these potential losses or fines from chargebacks increases to the extent that we have provided working capital solutions to such merchants, as the full amount of the payment is provided up front rather than in installments. While most of our merchant agreements establish that the chargeback and refund liability risk is with the merchant, and would permit us to collect and retain reserves, we generally do not collect and maintain reserves from our merchants to cover these potential losses, and for customer relations purposes we sometimes decline to seek reimbursement for certain chargebacks. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment network providers could fine us, increase our transaction fees, or terminate our ability to process payment cards. Any increase in our transaction fees or liability for incorrect charges could damage our business, and if we were unable to accept payment cards, our business would be negatively affected.

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

Presently, several of our functions are performed using a number of different information systems that are not fully integrated. In part because of this, we rely on certain manual processes and controls that are performed by individuals rather than automated systems. Accordingly, some of our treasury, accounting and business assurance operations, for instance, require us to perform many manual reconciliations, manual journal entries and other manual steps, which result in a higher risk of errors, including errors in the pay-out amount to the beneficiaries, duplicate payments to our merchants in settlement transactions or to our merchant beneficiaries in our pay-out transactions and errors in our fees, foreign exchange rates, withholding and other tax calculations, which could involve material amounts. Manual steps also increase the probability of control deficiencies and material weaknesses.

Until these systems are fully migrated and implemented with automated replacement systems, we must depend on existing technology platforms that require more manual or duplicate processing, as well as increased levels of manual controls and reconciliations of interfaces. If we do not adequately manage and evolve our financial reporting and managerial systems and processes, our ability to manage or grow our business may be harmed. Our ability to successfully implement our goals and comply with regulations, including those adopted under the Sarbanes-Oxley Act of 2002, requires an effective planning and management system and process. We will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our treasury operations, accounting and business effectively in the future. See also “—If we fail to manage our growth effectively, our business could be harmed.”

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

We are subject in certain jurisdictions where we have operations, such as Argentina, Brazil, India, South Africa, Nigeria and Morocco, to the risk that regulatory authorities in or outside such jurisdictions may impose exchange controls or restrictions on the movement of capital, including on transactions involving transfers of funds from such jurisdictions, as well as restrictions on repatriation of funds or repatriation of profits on subsidiaries from such jurisdictions, which may restrict the amount of funds that can be transferred or dividends that can be paid upstream to us from such jurisdictions. For example, in certain jurisdictions, such as India and Morocco, we must obtain regulatory approval prior to the repatriation of funds from these jurisdictions. As of December 31, 2023, we had funds in the aggregate amount of $5.0 million that were subject to regulatory approval prior to repatriation from these jurisdictions. We are in the process of obtaining applicable approvals in these jurisdictions, though there can be no assurance that such approvals will be obtained in a timely manner, or at all, or that we will timely obtain approvals in jurisdictions where we may seek to operate in the future. In addition, the Argentine economy has experienced a balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of companies to convert local currencies into foreign currencies and imposing other exchange controls. During 2022, the Argentine central bank unexpectedly limited the amount of funds that could be expatriated from Argentina, based on the volumes expatriated in previous years which created certain operational problems until we were able to reach a resolution with the central bank. Similar actions may occur in the future, including by central banks of other countries, and we may not be unable to adequately address such restrictions. From time to time, we net funds, which could be challenged by regulators due to foreign exchange controls and in some cases we may use alternative expatriation channels, including brokers, foreign funds remittance agencies, as well as through the use of crypto currencies, each of which may create additional risks, including counterparty and additional credit risks (see also —“Developing new payment solutions involving cryptocurrencies and settling payments that may be used to purchase or sell cryptocurrencies could subject us to additional risks”). These restrictive exchange control measures prevent or severely restrict the access to exchange for foreign currencies, such as U.S. dollars and the ability to remit them out of the country (which measures include prior approval by the local central bank, which may be denied at its discretion) and also restrict the ability to hold foreign currency in cash within the relevant jurisdiction. If we are unable to transfer such amounts from such jurisdictions when and as needed, we will remain subject to foreign exchange risk relating to such retained funds denominated in local currencies (including merchant funds held by us), to the extent we cannot convert such funds into other currencies (whether as a result of foreign exchange restrictions in such jurisdictions, or any restrictions on transferring funds out of such jurisdictions), which may adversely impact our ability to settle such transactions and subject us to significant foreign exchange risk, which could have a material adverse effect on our results of operations, liquidity and financial condition. See “—We are exposed to fluctuations in foreign currency exchange rates,” and “— Our working capital needs may grow in excess of our cash generation capabilities, which may cause a decline in our cash and cash equivalents.” Moreover, as a holding company, we require dividends and other payments from our subsidiaries to meet cash requirements.

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

Our ability to manage and account accurately for our client funds requires a high level of internal processes and controls, including maintaining customer funds in separate bank accounts held at a number of global, regional and local banks, and segregated from our proprietary funds, including as required pursuant to applicable regulations in the jurisdictions in which we operate. As our business continues to grow, and we expand our service offerings, we must continue to strengthen our internal controls accordingly. Our success requires significant confidence from our customers in our ability to handle large and growing transaction volumes and amounts of client funds. Any failure to maintain the necessary controls or to manage the assets underlying our client funds accurately could severely diminish client use of our services and/or result in penalties and fines, which could materially harm our business.

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

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, intellectual property, tax or regulatory events, involving our clients, suppliers, consumers, as well as competition, government agencies (including central banks) and tax authorities, particularly with respect to civil, tax, financial, foreign exchange, and labor claims (including employee lawsuits). Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Also, we currently are, and may in the future be, party to one or more securities class actions regarding our registration statement on Form F-1 in connection with our initial public offering and other related reports. We believe that a number of the class action securities claims, the first of which was filed against us on February 23, 2023, are in significant part a result of negative publicity by a short seller. In addition, we are the subject of a class action filed against us on October 6, 2023 that alleges misstatements and omissions in various public filings during the period of May 2, 2022 to May 25, 2023 relating to regulatory foreign exchange control risks in Argentina.

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

We could incur certain labor liabilities in connection with the outsourcing of certain of our operations to independent contractors and staffing companies, which could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to independent contractors and staffing companies in order to adapt to different market customs and practices and to maintain a flexible cost base. As of December 31, 2023, dLocal had approximately 41 independent contractors and 84 individuals contracted through staffing companies, which we refer to collectively as contractors. During 2023, we hired certain employees that we had previously engaged as independent contractors. And while we have implemented policies regarding compliance with labor and social security obligations by our contractors, we cannot assure that our contractors will abide by their obligations or that local authorities in each market where we have operations will not impose additional labor related taxes or charges in connection with the contracts we have in force with such contractors, nor that contractors will not initiate legal actions to seek indemnification from us based on applicable labor laws and court ruling in the jurisdictions in which we engage independent contractors for a portion of our operations. In certain jurisdictions, we may be held jointly and severally liable with the staffing and payroll companies that we use. If we were to incur material labor liabilities in connection with outsourcing certain operations to independent contractors, such liabilities could have an adverse effect on our financial condition and our results of operations.

We may be subject to unexpected claims and liabilities and reputational risk arising from our former operations as a division of, or as a result the services we currently provide to, AstroPay.

Prior to August 1, 2018, we operated as a division of AstroPay, a global payment solutions provider with operations in emerging markets. On August 1, 2018, our business was separated from the business of AstroPay and its then-affiliated entity, Directa24, pursuant to a separation agreement. While we operated our business as a distinct division of AstroPay prior to the separation (and the separation agreement includes a mutual discharge provision related to claims against each other), we may still be subject to unexpected claims and liabilities relating to, arising out of or resulting from the separation, including, but not limited to, liabilities arising from the carve-out of our operations from AstroPay, and/or claims from third parties as a result of our status as a legacy operation of AstroPay. Moreover, while the separation agreement sets forth certain non-compete and non-solicitation agreements for both parties, these provisions shall lapse the earlier of (i) two years from the consummation of a change of control transaction which constitutes a sale of 100% of the issued share capital of either party; or (ii) three years from the consummation of any other change of control transaction of either party. Directa24 ceased to be an affiliated entity of AstroPay and dLocal on December 30, 2021. We are subject to competition from AstroPay in certain industry verticals and may become subject to competition across all industry verticals in the future upon the expiration of such non-compete and non-solicitation clauses. We are also subject to reputational risk related to our prior operations as a division of AstroPay and potential misattribution of our operations to those of AstroPay, and beginning in 2022 we began processing payments for certain AstroPay customers and we currently provide payment processing services to AstroPay, which could subject us to additional reputational and other risks. For the years ended December 31,2023 and 2022, revenues from Astropay represented 0.2% and 0.3%, respectively, of our total revenue.

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

Under the TCA, certain passporting rights with respect to the provision of financial services remained in effect until December 31, 2021, though applicable EU payment and/or e-money institutions (including our subsidiaries) were required to apply to operate under a temporary regime to continue providing regulated services in the UK after December 31, 2020. We were granted the right to operate under the temporary regime, until such regime lapsed on December 31, 2023.

Although we have applied for the licenses required under the permanent regime, we are awaiting a final determination of the grant of this license. In the meantime, we are permitted to continue offering payment services to our pre-existing UK based customers under the Contractual Run-Off Regime and to new UK based customers through a third-party licensed provider. In the event that our application for a license under the permanent regime is denied and the Contractual Run-off Regime ends, our ability to provide services in the UK may be disrupted until we are able to either obtain the relevant license or provide services through a third-party licensed provider. There can be no assurance that we would be able to obtain a license or make satisfactory arrangements with any such third-party provider. Any disruption of our business following Brexit could have an adverse effect on our business and financial condition.

Public health threats or outbreaks of communicable diseases, such as the COVID-19 virus and others, could have an adverse effect on our operations and financial results.

Our business could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, such as the outbreak of novel coronavirus (COVID-19). The global spread of the COVID-19 pandemic, which originated in late 2019 and was later declared a pandemic by the World Health Organization in March 2020, negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. The COVID-19 pandemic resulted in the temporary or permanent closure of many businesses, and required adjustments in how many businesses operate, including our merchants. These factors have adversely impacted certain companies and industries, including certain of our merchants, particularly those in the ride hailing and travel industries, and have severely disrupted economic conditions generally.

While we believe that our business has thus far seen a net benefit from the shift from in-store shopping and traditional payment methods towards e-commerce and digital payments, the ultimate extent of the impact of COVID-19 or any other epidemic, pandemic or other health crisis on our business, financial condition and results of operations will depend on future developments, including the condition and the dynamics of the global economy after the pandemic, shifts in purchasing behavior, new virus variants (which are highly uncertain and cannot be predicted), new information that may emerge concerning the severity of the pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, including effects due to variants of the novel coronavirus, could have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. See “Item 5. Operating and Financial Review and Prospects—Key factors affecting our performance—Impacts of the COVID-19 pandemic.”

Risks Relating to the Countries in which we Operate

A substantial portion of our business is primarily concentrated in Latin America, exposing us to disproportionate risk to the political, regulatory, economic and social conditions in this region.

We carry out substantially all of our business for merchants operating in emerging market countries, primarily Brazil, Mexico, Argentina and Chile. Our operations provided to merchants in Latin America account for a substantial portion of our business. Such operations accounted for 76%, 82% and 92% of our revenues for the years ended December 31, 2023, 2022 and 2021, respectively. The concentration of the services we provide to merchants in these countries exposes us to risks related to the political, regulatory, economic and social conditions in these countries.

For example, in Argentina (which represented 12%, 19% and 21% of our Revenue in 2023, 2022 and 2021, respectively) the economy has historically experienced very high rates of inflation that have undermined the Argentine economy and the Argentine government’s ability to foster conditions for stable growth. High rates of inflation in Argentina have adversely affected economic activity and employment levels, real salaries, consumption and interest rates. In addition, as the Argentine fiscal deficit has increased and Argentine Central Bank reserves have decreased, the Argentine government has responded by increasing tax rates, and by reinstating foreign exchange controls, to which we may be subject in the emerging markets in which we operate. Moreover, in the past Argentina has experienced social and political turmoil, including civil unrest, riots, strikes and street demonstrations. Although we have generally been able to offset the heightened foreign exchange and exchange control risks in Argentina with higher overall fees on transactions conducted through our Argentine operations, the persistently poor economic conditions in Argentina, in particular the significant foreign exchange rate volatility of the Argentine peso and uncertainty regarding exchange control measures could have an adverse effect on our business, financial condition and results of operations. For example, during 2022, the Argentine central bank unexpectedly limited the amount of funds that could be expatriated from Argentina, based on the volumes expatriated in previous years which created certain operational problems until we were able to reach a resolution with the central bank. Moreover, foreign exchange regulations in Argentina are subject to change from time to time, and were revised as recently as December 2023. Changes in Argentine foreign exchange regulations may make it difficult to expatriate funds on a timely basis, or at all, which could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2023 certain administrative and judicial inquiries were initiated against our Argentinian subsidiary, dLocal Argentina S.A. These inquiries do not seek financial penalties at this stage. As of the date of this filling, no provision for contingencies has been recorded for the aforementioned matters.

In June 2023, we announced that given the magnitude of our business in Argentina, we intended to show additional economic commitment with our plan to hire approximately 100 people over the next year and 300 people in the medium-term and to make an aggregate investment over time of up to US$ 100 million in Argentina, including through locally issued Argentinian federal government bonds linked to the US Dollar that may be used locally to fulfill operating expenses and local investments according to our strategy. On June 16, 2023, we acquired with our own funds 48,540,361 bonds issued by the Treasury department of Argentina through a public bidding process. On July 31, 2023, we also made a second purchase of bonds issued by the Treasury department of Argentina through a public bidding process, for a total of 47,607,033 bonds. See note 15 Financial Assets at Fair Value through profit or loss or our Audited Consolidated Financial Statements, included elsewhere in this Annual Report.

Similar actions may occur in the future, including by central banks of other countries, and we may be unable to adequately address such restrictions.

In addition, in Brazil (which represented 24%, 20% and 24% of our Revenue in 2023, 2022 and 2021, respectively), recent economic and political instability has led to a negative perception of the Brazilian economy, which could adversely affect us given the significant concentration of our TPV transacted by our merchants in Brazil. Following the 2022 Brazilian election results, there were mass protests and demonstrations across Brazil by supporters of the former President of Brazil contesting the election results. On January 8, 2022, demonstrators invaded government buildings in Brasília, including the Brazilian Congress and the Brazilian Federal Supreme Court, which led the Brazilian Federal Supreme Court to order the arrest of participants and some politicians and resulted in new investigations. As a result of past corruption allegations against the current President of Brazil and his political party’s involvement in the events that gave rise to the historic “Lava Jato” operation, his current presidency is subject to further political uncertainty. Because a significant share of our business is carried out in Argentina and Brazil, ongoing political and social unrest and poor economic conditions and government measures taken in response thereto in Argentina and in Brazil could have an adverse effect on our business, financial condition and results of operations.

In Mexico (which represented 18%, 16% and 14% of our Revenue in 2023, 2022 and 2021, respectively) the Mexican government exercises considerable influence over many aspects of the economy. Our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, changes in the financial, governance and operating structure of state-owned enterprises and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate and fee caps, as well as tax policies. The economy of México has experienced significant volatility in past decades, characterized, in some cases, by slow or regressive growth and contraction, declining investment and high inflation. According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), and the Mexican Central Bank, in 2021, GDP increased 5.0% and inflation reached 7.36% with the economy recovering partially from the pandemic. In 2022, GDP increased 3.0% and inflation reached 7.8%, as the economy continued to recover and inflation increased globally. In 2023, GDP increased 2.4% and inflation reached 4.9% , as the economy continued to recover and inflation began to stabilize in certain parts of the world. As a result, the actions of the Mexican government concerning the economy and regulation of certain industries could have a significant effect on businesses with operations in Mexico, including us.

Further, in Chile (which represented 9%, 13% and 15% of our Revenue in 2023, 2022 and 2021, respectively) political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the enactment of Chile’s new constitution could adversely impact our business. Growing public concern over perceived social inequality led to a rise in social unrest beginning in October 2019. The social unrest caused commercial disruptions throughout the country. After three weeks of nationwide protests, the Chilean government announced in November 2019 that it would initiate a process to draft a new constitution for Chile. When the government announced the process of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. Referendums on the new constitution were held. The final text was finished by July 2022 and submitted to popular vote in September of that year, where 62% of voters rejected the proposed constitution amidst general criticism. In December 2022, different political parties reached an agreement for a new constitutional process with a defined set of principles for the new constitution. The new constitutional process started in January 2023 with the enactment of the new law and continued with the appointment of commissions in March, the election of the constitutional council on May 7, 2023 and a popular vote on a new draft constitution on December 17, 2023, which was rejected by 55% of the votes. No assurance can be given that any changes to the constitution or that disruptions in the political and economic climate in Chile will not adversely affect our business, financial condition or results of operations.

Inflation has increased recently throughout countries in Latin America, as a result of supply shocks that affected the price of foodstuff, climate events that hit electricity generation, disruption in supply chains and the depreciation of local currencies, among others. These inflationary pressures have persisted in early 2024.

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

We believe that a number of the class action securities claims are in significant part a result of negative publicity by a short seller. For more information, see “Item 8. Financial Information―A. Consolidated Statements and Other Financial Information―Legal Proceedings”. With respect to these class action claims, we cannot predict the timing, outcome or consequences of such actions, and we cannot assure you that our defenses will be successful or whether we will be subject to any damages, or how much. Whether or not we prevail in such proceedings, we may incur significant expenses defending them, which may materially and adversely affect our financial condition and results of operations.

As of December 31, 2023, holders of our Class B common shares together own 45.29% of our outstanding common shares and 80.54% of corresponding voting rights, and have the power, as a group, to elect a majority of the members of our board of directors, which means that these shareholders, when acting in concert, have significant influence over matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

As of December 31, 2023, holders of our Class B common shares beneficially own 45.29% of our outstanding common shares and 80.54% of corresponding voting rights and all of our outstanding Class B common shares. As a result, these shareholders, when acting in concert, exercise significant influence over all decisions at our shareholders’ meetings. In addition, for so long as they hold our Class B common shares, such holders shall be entitled to appoint at least a majority of the members of our board of directors. They also, when acting in concert, have significant influence to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, our existing Class B common shareholders may exercise their voting power in a manner to cause us to make acquisitions that increase the amount of our indebtedness or outstanding common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of our Class B common shareholders on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They may, when acting in concert, be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

We have granted holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Under our Articles of Association, each holder of our Class B common shares is entitled to preemptive rights to purchase additional Class B common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which as of December 31, 2023, were 45.29% of our outstanding shares. The exercise by holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase.

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

Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to five votes per share, so long as the total outstanding Class B common shares represent at least 10% of the total number of common shares (Class A and Class B) then outstanding. The beneficial owners of all of our Class B common shares are Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments Ltd., Sebastián Kanovich (our former co-Ceo, one of our directors and founders, then indirectly through Nordau Inc) and Jacobo Singer (our co-President and COO). See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Due to the five-to-one voting ratio between our Class B and Class A common shares, Andres Bzurovski Bay, IZBA SA, Aqua Crystal Investments, Sebastián Kanovich and Jacobo Singer will continue to exercise disproportionate voting power of our common shares and therefore be able to maintain significant influence over matters submitted to our shareholders so long as the total outstanding Class B common shares represent at least 10% of the total number of common shares (Class A and Class B) then outstanding.

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

In addition, on November 15, 2023 a holder of warrants exercised its net issuance right resulting in a net issuance amount of 6,334,134 shares at a Fair Market Value of U.S. Dollars 18.098 per share, calculated using the average price of five business days before the exercise date. Considering that, as of the date of this annual report, we had warrants outstanding issued to an affiliate of one of our merchant customers to acquire up to 8,672,500 of our outstanding Class A common shares exercisable through January 24, 2026 at a purchase price per share of either (1) US$0.5726 or (2) upon any reorganization (including any change of control) of the Company, the lesser of (i) US$0.5726 and (ii) sixty percent (60%) of the price per share paid in or implied by such transaction. The warrants limit such customer’s beneficial ownership to 4.999% of our outstanding Class A common shares unless such customer waives this limit upon 61 days’ notice. If any such existing or future warrants are exercised, the Class A common shares issued will increase the total number of Class A common shares issued and outstanding and thus be dilutive to our other shareholders.

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

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on the market price of our Class A common shares during 2023 and the composition of our income and assets, including goodwill, we believe that we were not a PFIC for our 2023 taxable year and we do not expect to become one in the foreseeable future. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (1) we hold and expect to continue to hold a substantial amount of cash, which is generally categorized as a passive asset; and (2) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

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

Since our inception, we have harbored global ambitions. We started with a single product to support a single payment method in one market, specifically pay-in cross-border payments in Brazil. Our early success empowered us to expand to other emerging markets, offering our services today in 40 countries including Brazil, Mexico, Argentina, Colombia and Chile in Latin America; Nigeria, Egypt, South Africa and Morocco in Africa; and India, Philippines and Indonesia in Asia, among others.

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

We benefit from the support of our investors, including our strategic shareholders, General Atlantic and Mastercard, and the opportunities our scalable platform offers us. Moreover, Sebastián Kanovich, our former co-CEO and one of our directors and founders, and Jacobo Singer, our co-President and COO, and members of our founding management team and board of directors hold a meaningful combined ownership in dLocal and are deeply committed to our continued success. See “Item 6. Directors, Senior Management and Employees”. With this support and commitment, we intend to continue expanding into new markets, developing new products, and retaining and expanding our merchant base while growing their overall volume processed through our platform (including, in each case, through potential acquisition opportunities), all of which are drivers that will continue to propel our growth in the years to come.

Capital Expenditures

For a description of our principal capital expenditures over the years ending December 31, 2023, 2022 and 2021, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Our Incorporation

We are a Cayman Islands exempted company incorporated with limited liability on February 10, 2021 for purposes of facilitating our initial public offering that took place on June 3, 2021. Our principal executive offices are located at Dr. Luis Bonavita, 1294, Montevideo, Uruguay 11300. Our legal name is DLocal Limited and our commercial name is “dLocal.” Our telephone number at our principal executive offices is +1 (424) 392-7437. Our agent for service of process in the United States is Cogency Global Inc. located at 122 E 42nd Street, 18th floor, New York, New York 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is investor.dlocal.com. The information contained in, or accessible through, our website is not part of, and is not incorporated into this annual report.

Recent Developments

As announced on November 21, 2023, our chief financial officer, Diego Cabrera Canay, decided to step down from his position as chief financial officer to pursue new opportunities. His departure will be effective on or about March 22, 2024. We have appointed Mark Ortiz to assume the role of our chief financial officer on or about April 15, 2024. Mr. Ortiz is a seasoned finance executive with over 30 years of experience, primarily within the GE group of companies. Known for his strategic financial acumen, Mr. Ortiz has a proven track record of driving growth and managing complex operations across the U.S., Europe, and Asia. His expertise includes aligning financial strategy with business objectives, leading lean operations, and successfully navigating mergers, acquisitions, turnarounds, and wind-downs.

Currently, Mr. Ortiz serves as an independent non-executive director and chairman of the board audit committee for Upgrade, Inc., a fintech company dedicated to providing responsible credit solutions. Previously, he was the CFO for Global Student Accommodation and Yugo, where he played a pivotal role in international expansion and enhancing corporate governance.

In his tenure at GE Capital, Mr. Ortiz held various leadership roles, including Global FP&A Leader, Chief Diversity Officer, and CFO for Industrial Finance & Energy Financial Services. He was instrumental in delivering significant liquidity actions, cost savings, and implementing a comprehensive Diversity, Equity, and Inclusion framework.

Mr. Ortiz's global perspective is enriched by his experiences in over 20 countries, and he is recognized as a multilingual, team-oriented leader, mentor, and coach. He is also a board member and treasurer of the Carver Foundation of Norwalk and was featured in the publication Hispanic Executive for his sophisticated leadership approach.

B.
Business overview.

Our Mission

Our mission is to enable global merchants to connect seamlessly with billions of emerging market users.

Overview

dLocal is focused on simplifying and redefining the online payments experience in emerging markets. Through one API, one technology platform, and one contract, which we collectively refer to as the One dLocal model, we enable global enterprise merchants to get paid (pay-in) and to make payments (pay-out) online in a safe and efficient manner. Merchants on our platform consistently benefit from improved acceptance and conversion rates, reduced friction, and enhanced fraud prevention, which enables merchants to better serve nearly 2 billion potential combined internet users in the countries we serve. Our proprietary, fully cloud-based platform has the ability to power both cross-border and local-to-local transactions in 40 countries as of December 31, 2023. Our solutions are designed to be user-friendly and seamlessly adapted to our different countries and payment methods. We empower global merchants to expand their market reach by connecting them to consumers through more than 900 different local payment methods, including financial institutions, across different geographies. In addition, our proprietary technology architecture is designed to be highly scalable and flexible, enabling us to rapidly innovate in response to market demand, expand our services to new countries, and enhance our value proposition for our merchant clients. We believe that our product offering is the most comprehensive online payments infrastructure currently available for global enterprise merchants operating across emerging markets.

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

We are an enterprise-focused company targeting large global merchants operating in various verticals and geographies, including financial services, commerce, advertising, streaming, on-demand delivery, ride hailing, SaaS, travel, e-learning, gaming, and crypto. Our global platform is built from the ground up to be accessible through a single direct API and to meet the rapidly evolving needs of fast-growing global merchants. We prioritize simplicity, scalability, transparency, agility, and innovation, which are key factors contributing to our continued success. Our portfolio includes over 600 global merchants, including leading global enterprises such as Microsoft, Spotify, Salesforce, Deel, Wish, Expedia Group, Shein, Tencent, Telegram, Bolt, Rappi, and PedidosYa. We also partner with leading marketplaces such as Shopify to help their SMB clients and partners extend their geographic reach. Our global merchants benefit from maintaining direct relationships with their end-users while facilitating a faster, safer, more reliable, and compliant payments experience. On average, our global enterprise merchants utilized dLocal's platform in eight different countries and over 70 payment methods during the year ended December 31, 2023. We define enterprise merchants as those merchants processing more than US$6 million TPV during the period. Our global enterprise merchants, comprising 98% of our TPV in the year ended December 31, 2023, 97% in 2022 and 96% in 2021, demonstrate the trust and strong relationships we have built with our global enterprise merchants.

Payment processing value chain

Pay-ins
Pay-outs
For Platforms
2B+
consumers
Sub Merchant
Seller / Driver
Content Creator
User pays via local payment method
IDR
COP
dLocal manages FX and pays end users in local currency
d·local
Platform
Ride-sharing
eCommerce marketplace
Social Media
dLocal expatriates funds, manages FX and settlements
Merchant settles funds to dLocal in EUR
Global enterprise merchants
Merchant A
Merchant B
Buyer

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

Our single integrated platform provides a merchant-friendly alternative to the numerous legacy providers that global merchants were previously forced to rely upon for their payments needs in emerging markets. The breadth of our online payments infrastructure and expertise, allowing merchants to transact in 40 markets as of December 31, 2023, the direct connections with global merchants, our relationships with APMs, local financial institutions and acquirers, our understanding of the countries in which we operate, and our differentiated compliance, tax, and fraud management capabilities are attributes that in combination are difficult for competitors to replicate. Our technology-first approach, execution-driven culture and agile innovation mindset keep us consistently at the forefront of the industry.

Our success is reflected in our rapid growth and strong profitability. dLocal earns revenue from fees charged to our merchants in connection with payment processing services for cross-border and local payment transactions in emerging markets. These fees are primarily generated on a per approved transaction basis as either a fixed fee per transaction or fixed percentage per transaction. The fees include a processing fee, as well as an FX service fee earned on payments involving conversion of currencies and expatriation of funds to and from various currencies, including the U.S. dollar and the Euro. The fees charged also include installment fees, chargebacks and refunds fees, as well as other minor fees, such as initial set up fees, minimum monthly fee, maintenance fees, and small transfer fees. Our TPV was US$17.7 billion, US$10.6 billion and US$6.0 billion for the full years of 2023, 2022, and 2021, respectively, representing a growth rate of 67.3% when comparing the full year of 2023 to 2022 and a growth rate of 74.7% when comparing the full year of 2022 to 2021. Our total revenues were US$650.4 million, US$418.9 million and US$244.1 million for 2023, 2022, and 2021, respectively, representing a growth rate of 55.2% when comparing the full year of 2023 to 2022 and a growth rate of 71.6% when comparing 2022 and 2021. Our net revenue retention rate, or NRR, was 150% and 165% for the year ended December 31, 2023, and 2022, respectively. We believe our asset-light operating model with low capital requirements allows for continuous reinvestment to drive top line growth. Our strong profitability and cash flow generation is due in large part to our solving of the complex payments problems on behalf of our merchants in underserved geographies. Our Adjusted EBITDA Margin was 31.1%, 36.5% and 40.6% during the full years of 2023, 2022, and 2021, respectively. We expect to continue to invest in profitable growth, pursuing opportunities that grow both our revenues and our profit for the year, always in a disciplined manner in an effort to maximize the return on these investments. We always aim to grow fast whilst staying lean.

Our Competitive Strengths

The following strengths and advantages are at the core of our strategy:

One single API, one single platform to connect to emerging markets

dLocal’s value is derived from the simplicity of our fully cloud-based proprietary platform, accessible through a single API, that enables global merchants to potentially reach nearly two billion internet users in the emerging markets we serve (excluding China). Traditional payments providers serving these markets are often burdened with disparate legacy technology systems that have been stitched together over time. This limits pricing transparency and leads to reconciliation and refund management complexities, a sub-optimal user experience, lower conversion rates, and subpar system availability, as well as increased levels of fraud and compliance issues. Conversely, dLocal offers a modern and flexible technology stack that is purpose-built to meet our global merchants’ high performance and scalability expectations, as demonstrated in our ability to increase our TPV by 130 times between 2016 and 2023.

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

We have made significant investments in product development and software design through the engineering expertise of 343 full-time equivalents (including employees and contractors) focused solely on technology. These investments have enabled us to efficiently expand our platform solutions and capabilities, enhance our payments infrastructure, rapidly deploy technology updates, and work to develop high standards of security for our business and technology. As an example, we enhance our platform constantly and deploy system updates typically on a daily basis that instantly become available to all our merchants, in contrast with legacy players, which normally deploy such updates a limited number of times per year. We believe that our capabilities are highly differentiated and hard to replicate, strengthening our overall competitive advantage.

Direct integration with our global, blue-chip enterprise client base

Our goal is to establish direct integration with our merchants which allows us to better understand their needs, reduce our response time, collaborate closely, and provide a superior payment experience. In doing so, we build relationships that are difficult and costly for competitors to replace or replicate. We also partner selectively with PSPs to which we offer our services and “last-mile” connectivity to local payment methods in emerging markets, thus allowing us to reach certain long-tail merchants to which we may not otherwise directly connect. Since its inception, dLocal has focused on enabling our clients to access a cloud-based digital payments infrastructure in emerging markets that offers a similar level of standards, functionality, and payments experience as that available in developed markets. This includes the ability to execute recurring payments, facilitate payment in installments, allow customer refunds for both cards (through local acquirers) and APMs (using our pay-outs infrastructure when no native refund method is available), or split payments even when local providers do not support these functionalities. We recognize the need for our merchants to carry out commerce in emerging markets in a seamless and secure manner. Accordingly, we have set up a platform designed to provide a comprehensive, enterprise-grade solution to enhance their operations in these markets.

Our commitment to these standards has allowed us to build a portfolio of merchants that includes some of the largest companies in the world, such as Microsoft, Shopify, Spotify, Salesforce, Deel, Wish, Expedia Group, Shein, Tencent, Telegram, Bolt, Rappi, and PedidosYa. Furthermore, we have a strong track record of successfully acquiring new merchants and growing these relationships over time, cross-selling solutions in additional geographies or payment methods beyond the initial services contracted. On average, our global enterprise merchants used dLocal’s platform in nearly eight different countries and 74 payment methods during the year ended December 31, 2023, in nearly eight different countries and 79 payment methods in 2022 and in nearly seven different countries and 67 payment methods in 2021. We define enterprise merchants as those merchants that processed more than US$6 million TPV during the period. We believe this US$6 million threshold is representative of our merchant base as such merchants comprised 98% of our TPV in the year ended December 31, 2023, 97% in 2022 and 96% in 2021.

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

Attractive business model that delivers strong financial performance

Our technology-driven business model creates significant opportunities for scale and operating efficiencies. We benefit from strong relationships with our existing merchants, many of whom benefit directly from strong secular trends such as the increasing adoption of e-commerce. In addition, many of our global merchants offer subscription-based models that provide greater visibility into the TPV processed through our platform. This all translates into the expanding performance of our annual merchant cohorts over time. Furthermore, our asset-light structure drives our ability to deliver strong margins and generate cash flow. Our business model has proven to be resilient.For the year ended December 31, 2023, our revenues and gross profit grew by 55.2% and 36.9%, respectively, compared to the year ended December 31, 2022, we reported an Adjusted EBITDA Margin of 31.1%. For December 31, 2022, our revenues and gross profit grew by 71.6% and 55% compared to 2021, we reported an Adjusted EBITDA Margin of 36.5%.

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

Technology-oriented, execution-driven management team fostering an entrepreneurial culture

We are devoted to fostering an entrepreneurial culture, built upon a commitment to offer a superior value proposition for our merchants. We were proudly born out of Uruguay, which forced us to think big and be global since inception. This is largely reflected in our presence in 40 countries and the expanding geographic diversity of our team of 901 professionals located in more than 49 countries as of December 31, 2023. We are mission driven and are focused on creating innovative solutions, launching new products, and adding new functionalities, always seeking to ensure the best possible execution and to continue supporting the growth of our merchants. Delivering a superior technology infrastructure is a key pillar of our management team’s focus, as evidenced by the fact that some of our current key executives have served in senior technology roles within dLocal at some point during their tenures.

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

We measure our success in growing and deepening our relationships with our existing merchants by means of our cohort performance in terms of TPV, countries and payment methods per merchant, as well as with our NRR. In 2023 and 2022, the TPV derived from the annual cohort of merchants that began using our products in the previous year grew by 195% and 318%, respectively. Our NRR was 150% and 165% for the year ended December 31, 2023 and 2022, respectively.

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

We believe our playbook for expanding into new emerging markets is difficult to replicate. We have developed a systematic approach to understand the local regulatory and tax frameworks, obtain all necessary licenses and required approvals, and establish relationships and connectivity with key partners (including APMs and local financial institutions). We tailor our strategy based on the consumption and behavioral trends specific to a market to provide relevant solutions and deliver a high level of customer service for our current and future merchants. Once we establish an initial presence in a new market, our merchants can begin to route their existing payments volume in that market to our platform without additional integration required, driving a meaningful and rapid return on our investment.

Our global expansion strategy follows the needs of our merchants by prioritizing markets with the most attractive opportunities and where our merchants face the most complex payments, compliance, and regulatory challenges. For example, we entered and began processing transactions in Egypt at the specific direction of one of the largest social media platforms in the world, which is also one of our largest clients. Capitalizing on our ability and commitment to expand geographically. In 2021 we expanded to the Dominican Republic, Vietnam, Malaysia, Guatemala, El Salvador, Thailand, Tanzania, Uganda and Pakistan. In 2022 we expanded to Honduras, Ivory Coast, Nicaragua, Rwanda and Saudi Arabia. In 2023 we focused our efforts on strengthening our presence and operations in the countries that were added in the past few years. We aspire to eventually establish a presence in all relevant emerging markets where global merchants require a differentiated technology and payments partner, as we see this as a key competitive advantage going forward.

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
Local bank
Local Credit cards
APMs
Bank deposits
Bank deposits
Digital wallets
Connectivity to 900+ local payment methods

2B+
potential users

As we have continued to expand our footprint and gain scale, the average number of discreet countries in which our merchants use our products has also expanded over time. On average, our global enterprise merchants utilized dLocal's platform in eight different countries and over 70 payment methods during the year ended December 31, 2023. We define enterprise merchants as those merchants that processed more than US$6 million TPV during the period. We believe this US$6 million threshold is representative of our merchant base as such merchants comprised 98% of our TPV in the year ended December 31, 2023, 97% in 2022 and 96% in 2021. As a result, we believe that dLocal has become a trusted partner, forging resilient relationships with global enterprise merchants.

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

Our 2023 cohort had an initial TPV that was over seven times the size of our annual cohort for 2018. We believe this demonstrates our ability to scale our new merchant’s growth capability. Also, each of the 2018, 2019, 2020, 2021 and 2022 cohorts have significantly grown year after year, which demonstrates our ability to increase our share of wallet of our merchants.

Our solutions

We offer a robust set of pay-in, pay-out, and platform solutions, designed with feature-rich functionality.

Pay-in

Pay-ins

User pays via South African Rand
User pays via South African Rand
Local-to-local
Cross-border
d·local
dLocal settles funds in South African Rand
dLocal expatriates funds, manages FX and settlements
Credit / Debit Card
Cash
Bank Transfer
Wallets

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

$120.300
Settles funds to dLocal in Colombian Pesos
Settles funds to dLocal in USD
Local-to-local
Cross-border
d·local
dLocal pays content creators in Colombian Pesos
dLocal manages FX and pays content creators in Colombian Pesos

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

For our pay-out solution, we primarily compete with global and regional banks. We believe that our service is superior to the offerings of these banks due to a combination of our technology offering, our ability to dynamically decide which funding source will fund the pay-out, our shorter processing times (one or same day settlement for cross-border transactions), our focus on customer service, and our enhanced flexibility and transparency. In addition, merchants and end users benefit from no extra fees and taxes associated with FX conversion. We also compete with pay-out specialists that focus on direct relationships with merchants. However, these specialists often depend on dLocal for their ‘last mile’ connectivity to bank accounts in the countries in which we have a presence, as well as our expertise, often leading them to become clients of dLocal and allowing us to take advantage of their distribution networks.

Platforms

For Platforms

eCommerce Marketplace
Buyer
Platform eCommerce marketplace
Seller
Sub Merchant
Ride-sharing
Rider
Platform Ride-sharing
Driver
Sub Merchant
Social Media
User
Platform Social Media
Content creator
Sub Merchant

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

We added this product to our offering as another building block for what we consider to be a one stop shop, which is particularly appealing when analyzing bancarisation rates, which are significantly lower in the countries where we operate in than in developed countries. We have partnered with financial institutions as issuers to help grow the product. This solution is still at an early stage and we continue to run a pilot program.

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

Our merchant base

Since our founding, dLocal has been focused on the goal of building an online payments infrastructure that connects global enterprise merchants with end users in emerging markets and allows them to seamlessly conduct business. To that end, as of December 31, 2023, over 600 global merchants, including brand names such as Microsoft, Spotify, Salesforce, Deel, Wish, Expedia Group, Shein, Tencent, Telegram, Bolt, Rappi, and PedidosYa, across multiple verticals including commerce, streaming, ride-hailing, financial services, advertising, SaaS, travel, e-learning, on-demand delivery, gaming and crypto, have turned to dLocal as a trusted partner for online payment acceptance or disbursement in emerging markets. We are replacing a complex patchwork of legacy offerings that in many instances cannot deliver the comprehensive level of functionality required to process large volumes and maximize end-user satisfaction, or fail to comply with local regulatory and tax frameworks.

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

For the year ended December 31, 2023, dLocal’s top 10 merchants represented 60% of total revenue, and 50% and 56% for the years ended December 31, 2022 and 2021, respectively. We monitor our merchant base on a regular basis, consistently looking for ways to improve the sustainability of our relationships and to enhance the level of connectivity we have with each of our merchant clients.

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

The strength of our strategy also rests in our ability to attract and retain talent with deep technological, product, and payments-industry acumen. We believe our “technology-first” mentality, our continued investment in developing innovative industry solutions, and the increasing recognition of our brand will allow us to maintain and enhance our talent base of technologists. As of December 31, 2023, approximately 38% of our employees held engineering or technology-related roles.

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

While we benefit from a strong pipeline of merchants seeking to engage our services, we also have a dedicated, experienced sales force present in most of the countries in which we operate. In certain instances, some of our key executives have led our expansion team directly when helping us attract specific merchants. This includes our former co-CEO’s two-month relocation to China, where he directly oversaw and led the establishment of commercial relationships with key merchants in the region. Furthermore, our account management professionals are committed to maintain a high level of customer retention and identify future opportunities as new merchants continue to be on-boarded. Finally, our customer success representatives are focused on addressing our merchants’ needs and queries timely, effectively, and under the lens of our differentiated local expertise. Our collective sales, account management, and customer success representatives work in tandem with our technologists and engineers as we seek to continue to innovate new relevant (and enhance existing) offerings for our global merchants.

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

As of December 31, 2023, 2022 and 2021, we had, respectively, 901, 726 and 535 full-time equivalents, or FTEs, including both employees and contractors.

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

We are generally subject to regulation or oversight by the central banks in the various jurisdictions in which we operate. We hold a number of regulatory licenses or registration in several jurisdictions in which we operate. In certain jurisdictions, we have obtained legal and regulatory guidance from regulators or local law firms, confirming that no specific regulatory license is required in respect of our operations. In other jurisdictions, we continue to work with regulators to determine whether registration is required or whether an exemption is available. In addition, the presence or footprint of our business may vary from jurisdiction to jurisdiction, depending on the level of maturity and significance of our business in the jurisdictions in which we operate. Because the regulation of payment service providers is complex and subject to continuous change, we are subject to a number of risks associated with ongoing regulatory compliance. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Because we are a multinational company conducting a complex business in many markets worldwide, we are subject to legal and operational risks related to staffing and management, as well as a broad array of local legal and regulatory requirements that could adversely affect our operations.,” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We may not be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines, penalties or force us to discontinue operations in such jurisdictions, any of which could have a material adverse effect on our business, financial condition and results of operations,” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Complex and enhanced regulatory oversight in the banking and financial services industry could adversely affect our operations or our relationships with our banking partners.,” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are subject to complex and evolving tax regimes and foreign exchange regulations in the countries in which we operate and failure to accurately interpret applicable tax laws or foreign exchange regulations, or changes in tax laws or foreign exchange regulations or changes in existing interpretations of tax laws or foreign exchange regulations, could have a material adverse effect on our business and financial condition.”

C.
Organizational structure.

Our Incorporation

We are a Cayman Islands exempted company incorporated with limited liability on February 10, 2021 for purposes of facilitating our initial public offering that took place on June 3, 2021.

Our Corporate Structure

As of December 31, 2023, we had a total of 295,991,665 common shares issued and outstanding. Of these shares, 134,054,192 are Class B common shares beneficially owned by certain of our shareholders that have held shares since prior to our initial public offering and 161,937,473 of these shares are Class A common shares beneficially owned by our remaining shareholders. As of December 31, 2023, we held 7,171,182 Class A common shares as treasury stock.

The following chart shows our simplified corporate structure. You may find additional information about all of our subsidiaries and their respective holdings in Note 4 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

(1)
Includes Class B common shares beneficially owned by Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments, Sebastián Kanovich (our former co-CEO and one of our directors and founders, indirectly through Nordau Inc.) and Jacobo Singer (our co-President).
(2)
Includes Class A common shares beneficially owned by each of the other shareholders that have held shares since prior to our initial public offering.

For further information related to the ownership interests in our subsidiaries, see note 4 to our Audited Consolidated Financial Statements.

Our Corporate Reorganization

On April 14, 2021, all of the then-existing shareholders of dLocal Malta contributed all of their shares in dLocal Malta to us. In return for this contribution, we issued new Class A common shares to the existing shareholders of dLocal Malta in a one-to-one exchange for the shares of dLocal Malta contributed to us, or the Share Contribution. In addition, we implemented the Share Split. We redesignated the ordinary A shares held by Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments, Sebastián Kanovich (our former co-CEO, one of our directors and founders, then indirectly through Ledlife SA) and Jacobo Singer (our co-President and COO) as Class B common shares and the remaining issued ordinary A shares as Class A common shares. Until the Share Contribution, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

D.
Property, plants and equipment.

Properties

Our corporate headquarters, which include the majority of our product development, sales, marketing, and business operations, are located in Uruguay. Our principal executive offices consist of approximately 17,337 square feet of space under a lease that expires in August 2030. We also have offices in several other locations, including off shore in Malta, Israel, Argentina, Brazil, China, Chile, Colombia, India, Singapore, and Morocco, and believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters and to our corporate center, and as of December 31, 2023, we leased all operational and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire or lease new space to meet the needs of our business or consolidate them and dispose of facilities that are no longer needed.

Item 4A. Unresolved Staff Comments

We have no unresolved comments from the staff of the SEC with respect to our periodic reports under the Exchange Act.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our Audited Consolidated Financial Statements as of December 31, 2023, and 2022 and for the years ended December 31, 2023, 2022, and 2021, and the notes thereto, included elsewhere in this annual report.

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

Key business metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

	For the Year Ended December 31,
	2023	2022	2021
TPV(1)	17,677,388	10,566,500	6,049,044
Revenues	650,351	418,925	244,120
Gross profit	276,859	202,167	130,443
Adjusted EBITDA (2)	202,331	153,075	99,157
Adjusted EBITDA margin (3)	31.1%	36.5%	40.6%
Profit	149,086	108,697	77,853
Profit Margin (4)	22.9%	25.9%	31.9%

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

(4)
Profit Margin results from dividing Profit for the year by Revenues reported in our Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021.

We have included below a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to profit for the periods presented. Adjusted EBITDA and Adjusted EBITDA margin are treated by the Company as IFRS measures. See “Presentation of Financial and Other Information—Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin”

	For the Year Ended December 31,
	2023	2022	2021
Profit for the year (1)	149,086	108,697	77,853
Income tax expense	29,428	11,586	7,647
Inflation adjustment	12,537	1,037	334
Finance income	(128,228)	(18,078)	(2,540)
Finance costs	116,834	24,668	544
Other operating loss / (gain)	—	697	(2,896)
Impairment loss / (gain) on financial assets (2)	(3,136)	5,534	33
Depreciation and amortization	12,225	8,147	4,747
Secondary offering expenses (3)	—	89	5,158
Transaction costs	—	—	687
Other non-recurring costs (4)	1,663	2,014	—
Share-based payment non-cash charges, net of forfeitures	11,922	8,684	7,590
Adjusted EBITDA	202,331	153,075	99,157

Revenues	650,351	418,925	244,120
Gross profit	276,859	202,167	130,443
Adjusted EBITDA	202,331	153,075	99,157
Profit	149,086	108,697	77,853
Adjusted EBITDA Margin	31.1%	36.5%	40.6%
Profit Margin	22.9%	25.9%	31.9%

(1)
Includes a net gain of US$ 17,433 related to the effective portion of the change in the spot rate of the hedged currency, which offsets a foreign exchange loss of US$ 17,656 (together for a net foreign exchange loss of US$ 223 included in cost of services). For further information refer to Notes 6(c)i, Note 11 (ii) and Note 24 Derivative financial instruments.
(2)
US$ 3.4 million in 2023 corresponds to a recovery on deposits in FTX Trading Ltd. as compared to a provision of US$5.6 million in 2022 for expected loss of amounts on deposit in FTX Trading Ltd. (see note 17.ii).
(3)
Corresponds to expenses incurred by dLocal in relation to a secondary offering of its shares occurred in 2021.
(4)
In 2022 and 2023, it refers to other non-recurring costs related to an internal review of the allegations made by a short-seller report and certain class action proceedings, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.

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

Our ability to maintain and expand strong relationships with existing global merchants, as well as to attract new ones into our platform, also drives our TPV. For the year ended December 31, 2023, global merchants who were on-boarded and have transacted on our platform for more than two years generated 95.5% of our TPV. From 2016 through 2023, we have successfully added on average nearly seven new pay-in merchants per month and two new pay-out merchants per month.

In the year ended December 31, 2023, our TPV amounted US$17.7 billion, representing a year-over-year growth of 67.3%. In the year ended December 31, 2022, our TPV amounted US$10.6 billion, representing a year-over-year growth of 74.7%. Furthermore, we grew TPV at a 100% CAGR from 2016 to 2023.

The following chart sets forth the evolution of our TPV for the periods indicated.

TPV (in US$ millions)

Pay-in TPV is generated in transactions where we enable global merchants to receive payments from their customers located in emerging markets for the sale of goods or services. We process the payments locally in the emerging markets where the merchants’ consumers are located and after expatriating the funds we settle the payments in the jurisdiction and currency of preference of our global merchants, which is typically in North America, Europe or China, and generally in U.S. dollars or Euros. We refer to these transactions as cross-border. However, when the merchants have a local presence in the countries where their consumers are located, we offer our merchants the ability to settle transactions in the local currencies of such countries, which we call local-to-local transactions.

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

Gross Profit

Gross Profit is a IFRS measure. We consider this measure is relevant for investors as it shows how efficiently we are servicing our clients and to monitor the growth in our direct costs in comparison to growth in revenue. We believe Gross Profit is useful to investors in evaluating our operating performance compared to other companies in the same industry. We calculate Gross Profit by deducting the cost of services from revenue, each of which is measured in accordance with IFRS.

Adjusted EBITDA

We define Adjusted EBITDA as the consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding inflation adjustment, other operating gain/loss, impairment gain/loss on financial assets, secondary offering expenses, transaction costs, other non-recurring costs and share-based payment non-cash charges, net of forfeitures. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by consolidated revenue.

For the year ended December 31, 2023, we recorded Adjusted EBITDA of US$202.3 million, equivalent to an Adjusted EBITDA Margin of 31.1%. For the year ended December 31, 2022, we recorded Adjusted EBITDA of US$153.1 million, equivalent to an Adjusted EBITDA Margin of 36.5%. For the year ended December 31, 2021, Adjusted EBITDA was US$99.2 million equivalent to an Adjusted EBITDA Margin of 40.6%. See “Presentation of Financial and Other Information—Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin.” See “Item 5. Operating and Financial Review and Prospects—Key business metrics” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our profit for the period.

Growth from existing and new merchants

Given the success-based nature of our business model, our growth is driven by our ability to secure, retain, and expand our relationships with our merchants. The success of their business in emerging markets directly impacts our performance. Our merchants’ own growth, our experience and expertise in upselling and cross-selling new products, and our ability to expand the number of markets in which we serve them, determines our revenue from existing clients. Furthermore, our team’s demonstrated ability to add new merchants on an ongoing basis to our platform complements our overall growth.

The below chart presents a summary of our revenue growth by existing and new merchants.

Revenue growth in 2023 from existing and new merchants (in US$ millions)

In the chart above, “existing merchants” represents the increase in revenues in 2023 attributable to merchants that were customers in the prior year, and “new merchants” represents the increase in revenues in 2023 attributable to selling services to new merchants added after December 31, 2022. Our NRR was 150% for the year ended December 31, 2023, and 165% for the year ended December 31, 2022.

Revenue broken down by existing merchants and new merchants:

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	In thousands of US$
Existing Merchants	628,479	401,834	228,097
New Merchants	21,872	17,091	16,023
Total Revenue	650,351	418,925	244,120

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

Successful international expansion

Our operations in emerging markets in Latin America, Asia, and Africa have grown rapidly since the commencement of our business. We intend to further expand our operations in the countries in which we operate in the coming years, as well as to commence operations in new countries in these regions. Our expansion has also been driven by the needs and at the request of our merchant customers. For each new country where we seek to establish a presence, we focus on understanding the needs of the local market and investment to develop partnerships with local APMs and financial institutions, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. Over time, we believe we will be able to develop a presence and offer a comprehensive and integrated offering across all emerging markets which are relevant for our global enterprise merchants and our partners.

Fluctuations in direct processing costs

Our cost of services includes fees that financial institutions charge us, typically as a percentage of the transaction value processed. Such costs vary from one institution to another, and usually depend on the settlement period contracted with each such institution and the payment method used. We are unable to predict if or when financial institutions will increase or decrease their fees or what the amount of any such variations may be. Our ability to adjust our pricing remains subject to a variety of factors, including competition from other payment providers, market conditions and, in certain cases, direct price negotiations with the merchant. As a result, at times, we might not be able or willing to pass through all increases or decreases in direct processing costs to our global merchants.

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

Managing our exposure to foreign exchange risk

Our monetary balances in foreign currencies are subject to exchange rate fluctuations, which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our consolidated statements of comprehensive income in the future. We continually monitor our balances in foreign currencies in order to minimize our exposure using currency derivatives to hedge such positions, or discounting receivables to accelerate the process of converting such balances to U.S. dollars, or implementing natural hedges to reduce our net exposure to foreign currencies.

Impacts of the COVID-19 pandemic

The impact of the COVID-19 pandemic varied across our different product offerings and the different verticals we serve. Certain industries benefited from the conditions caused by the global pandemic, with increased adoption of usage in certain industries (e.g., online retail, online gaming, online streaming) while others suffered from decreased usage (e.g., travel, ride hailing). In addition, we took several measures to monitor and mitigate the effects of the COVID-19 virus on our operations, including implementing safety and health measures for our employees such as having all employees work from home, promoting online live events and holding periodical online meetings with employee groups.

We believe our business exhibited a net benefit from the shift from in-store shopping and traditional payment methods towards e-commerce and digital payments (and overall higher exposure to industries benefiting from increased adoption) as a result of the COVID-19 pandemic. While these effects generally persisted throughout the pandemic, as pandemic restrictions eased, we observed that the increased ability to travel and/or use of ride hailing that favor our merchants that provide such services has led to an increase in payment volume in these verticals. The pandemic did not have an adverse impact on our capital and financial resources or our overall liquidity position, as we did not rely on third-party financing or revolving credit to fund our operations, and our cash from operations increased during the COVID-19 pandemic with the increased adoption of e-commerce and digital payment methods. Our assets were not adversely impacted, as our current assets consist primarily of cash and cash equivalents and trade and other receivables, and our non-current assets consist primarily of intangible assets, all of which increased during the pandemic. Given the nature of our business, we did not experience supply chain issues during the pandemic.

However, the ultimate impact of any global pandemic, outbreak or other public health crises on our business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including, but not limited to, the duration, scope, severity, and geographic spread of any outbreak, and any actions taken to contain or limit the impact of such outbreak. See “Item 3. Key Information—Risk Factors—Certain Risks Relating to Our Business and Industry— The COVID-19 pandemic and other actual or threatened epidemics, pandemics, outbreaks, or other public health crises could have an adverse impact on our business.”

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

Our sources of revenues are:

(i)
Transaction revenues consist of transaction fees from pay-in and pay-out transactions, defined as a percentage of the transaction value or a fixed amount per transaction, as well as foreign exchange fee, usually established as a percentage of the transaction value. These transaction revenues are recognized as revenue at a point in time when a payment transaction has been processed. Refer to note 2.14 to our Audited Consolidated Financial Statements for further detail.

Transaction revenues are comprised of:

o
Processing fees: based on a percentage of the transaction value or fixed fee per approved transaction.
o
Installment fees: corresponds to the fee applied to transactions, and can be applied to the merchant or to the end users.
o
Foreign exchange fees: in cross-border transactions, a spread is applied to the exchange rate used for the currency conversion and can be based on a percentage or fixed fee.
o
Other transactional fees: mainly corresponds to fees charged for chargebacks and refunds dLocal has to manage and dispute, and other transactional fees.
(ii)
Other revenues are principally comprised of initial setup fees, minimum monthly fees, maintenance fee and small transfer fees. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied.

Cost of services

Our cost of services consists of amounts related to the fees that financial institutions (e.g. banks, local acquirers, or payment methods) charge us, which are typically a percentage of the transaction value processed, but in some instances may also include a fixed fee, and are related to payment processing, cash advances and installment payments. Such costs vary from one institution to another, and usually depend on the settlement period contracted with each institution and related payment method. Cost of services also includes brokers’ costs, our payment platform hosting expenses, salaries and wages of employees and contractors directly involved in our day-to-day operations, and the amortization of intangible assets related to internally-developed software. Cost of services also includes foreign exchange gains or losses on the processed volume between the processing date and the date related funds are expatriated or repatriated, which are offset by the change in fair value of the spot element of certain derivatives designated as hedging instruments.

Technology and development expenses

Technology and development expenses consist primarily of salaries and wages, technology development infrastructure costs, information security costs, software licenses and services and other technology expenses.

(i)
Salaries and wages: consist primarily of the compensation to full-time equivalents, or FTEs, in technology-related roles.
(ii)
Software licenses: consist of software licenses used to develop the platform.
(iii)
Infrastructure expenses: consists of information technology costs incurred to support our infrastructure and back-office operations.
(iv)
Information and technology security expenses: consists of costs incurred in connection with the monitoring and security of our network and platform.

Sales and marketing expenses

Our sales and marketing expenses consist of amounts incurred on sales, marketing and related expenses.

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

(i)
Salaries and wages: consists primarily of compensation to full-time equivalents and contractors serving in administrative roles.
(ii)
Third-party services: include advisors’ fees, legal fees, auditors’ fees and human resources fees. In 2021, third-party services also include Secondary offering expenses and transaction costs.
(iii)
Office expenses: consists of office rent and related expenses.
(iv)
Travel and accommodation expenses: includes business related travel costs.
(v)
Amortization and depreciation: includes costs associated with the consumption of benefits related to right-of-use assets, intangible assets and property, plant and equipment.

Impairment (loss)/gain on financial assets

Net impairment gain and loss on financial assets refers to impairment recorded based on the difference between the cash flows contractually due and all the cash flows that the Company expects to receive from Trade and other receivables and the reversion of the allowances of the FTX deposits. For further information related to expected credit losses under IFRS 9, see notes 30. “Financial instruments—initial recognition and subsequent measurement, ii) Impairment of financial assets”, 16 “Trade and Other Receivables” and 17 “Other assets” to our Audited Consolidated Financial Statements, included elsewhere in this annual report.

Other operating gain/(loss)

Other operating gain and loss for the year ended December 31, 2023 was nil. For the year ended December 31, 2022, other operating gain and loss is composed primarily of other operating results from PrimeiroPay.

Other results

Other results can be broken down into the following categories:

(i)
Finance income mainly corresponds to interest income and fair value gains from financial assets measured at fair value through profit and loss (primarily acquired Argentinian bonds) and short-term investments in financial instruments.
(ii)
Finance costs are composed mainly of foreign exchange losses on intra-group loans, fair value changes of the forward element of derivative financial instruments and interest expense associated with lease liabilities accounted for following IFRS 16 Leases.

(iii)
Inflation adjustment represents adjustments necessary to restate the financial statements of our subsidiaries operating in hyperinflationary economies to reflect the erosion of the purchasing power of the local currency as required by IAS 29.

Income tax expense

We are subject to income taxes in various jurisdictions. Significant judgment is required in determining the Company’s provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. Our consolidated income tax expense is affected by the composition of taxable income earned in the jurisdictions we operate and permanent items, among others factors. For more information, see note 12 to our Audited Consolidated Financial Statements.

A.
Operating results.

Year Ended December 31, 2023, compared to Year Ended December 31, 2022

The following table sets forth our income statement data for the periods indicated.

	For the Year Ended December 31,
	2023	2022
	(in thousands of US$)
Revenues	650,351	418,925
Cost of services	(373,492)	(216,758)
Gross profit	276,859	202,167
Technology and development expenses	(12,650)	(6,348)
Sales and marketing expenses	(17,120)	(13,335)
General and administrative expenses	(70,568)	(48,343)
Impairment gain / (loss) on financial assets	3,136	(5,534)
Other operating loss	—	(697)
Operating profit	179,657	127,910
Finance income	128,228	18,078
Finance costs	(116,834)	(24,668)
Inflation adjustment	(12,537)	(1,037)
Other results	(1,143)	(7,627)
Profit before income tax	178,514	120,283
Income tax expense	(29,428)	(11,586)
Profit for the year	149,086	108,697

Revenues

Revenues for the year ended December 31, 2023, were US$650.4 million, an increase of US$231.4 million, or 55.2%, from revenues of US$418.9 million generated during the year ended December 31, 2022. The increase in revenue was driven by growth in revenues from existing merchants, demonstrated by our NRR of 150% in 2023 and, to a lesser extent, to the growth in revenues from new merchants, which accounted for 3.4% of our revenues, or US$21.9 million. Growth in our revenues was primarily attributable to the performance and continued growth of our enterprise merchants across most verticals, with accelerated growth in travel, commerce, on-demand delivery, SaaS (software-as-a-service) and continued growth in advertising, financial services, and ride hailing.

Cost of services

Cost of services for the year ended December 31, 2023, were US$373.5 million, an increase of US$156.7 million, or 72.3%, from US$216.8 million for the year ended December 31, 2022, primarily driven by (i) US$150.1 million increase in processing costs associated with our growth of TPV of 67.3% during the year ended December 31, 2023 as compared to 2022, and by an increase of the average processing cost from 2.0% of TPV during the year ended December 31, 2023, consistent with the same 2.0% during the year ended December 31, 2022 , and (ii) US$6.6 million related to hosting expenses, salaries and wages and amortization of intangible assets stemming from our directed services. For the year ended December 31, 2023, our cost of services includes foreign exchange loss (net of hedges) of US$0.2 million (compared to a US$0.3 million loss for December 31, 2022) incurred between the processing date and date the related funds were expatriated or repatriated.

Gross profit

For the reasons described above, our gross profit for the year ended December 31, 2023, was US$276.9 million, an increase of US$74.7 million, or 36.9%, from US$202.2 million for the year ended December 31, 2022.

Technology and development expenses

Technology and development expenses for the year ended December 31, 2023, were US$12.7 million, an increase of US$6.4 million, or 101.6%, from US$6.3 million for the year ended December 31, 2022. The increase in technology and development expenses was primarily attributable to (i) an increase of US$2.8 million or 94.3% year over year increase in headcount and salaries and wage FTEs (from 245, employees as of December 2022 to 280 employees as of December 31, 2023), and (ii) an increase of US$1.9 million or 146.8% year over year increase in third-party software licensed in connection with the operation and maintenance of our platform.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2023, were US$17.1 million, an increase of US$3.8 million, or 28.6%, from US$13.3 million for the year ended December 31, 2022. The increase in sales and marketing expense was primarily attributable to increases of (i) US$2.6 million in salaries and wages related sales and marketing employees related to an increase of our headcount from 143 employees for the year ended December 31, 2022 to 166 for the year ended December 31, 2023, and (ii) US$1.2 million in marketing expenses, respectively.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2023, were US$70.6 million, an increase of US$22.2 million, or 46.0%, from US$48.3 million for the year ended December 31, 2022. The increase in general and administrative expenses was primarily attributable to (i) an increase in salaries and wages of US$12.0 million or 49% as we increased our headcount from 291 employees as of December 31, 2022 to 392, and (ii) an increase of of US$ 10.3 million of professional services expenses. The increase of US$ 10.3 million of professional services expenses included US$ 1.7 million in costs related to an internal review of the allegations made by a short-seller report, including fees incurred to engage independent counsel, an independent global expert services and a forensic accounting advisory firm; US$ 8.6 million increase in other advisors’ fees, legal fees, auditors’ fees and human resources services fee and US$2.2 million related to travel and other operating expenses.

Impairment gain/(losses) on financial assets

Net impairment gain on financial assets for the year ended December 31, 2023, were US$3.1 million, primarily attributable to an increase in allowance for trade receivables amounted to US$ 0.3 million and the reversal of the allowances of the FTX deposits that amounted to US$ 3.4 million, as described in Note 17 to our Audited Consolidated Financial Statements. Net impairment gains on financial assets for the year ended December 31, 2022, amounted to US$5.50 million primarily attributable to an increase in allowance for trade receivables that amounted to US$ 0.04 million and the allowance on deposits made with FTX that amounted to US$ 5.6 million.

Other operating (loss)/gain

We did not recognize other operating gain/(loss) for the year ended December 31, 2023. An other operating gain of US$0.7 million recognized during the year ended December 31, 2022 was attributable to the operating results from PrimeiroPay.

Operating profit

For the reasons described above, our operating profit for the year ended December 31, 2023 was US$179.7 million, an increase of US$51.7 million, or 40.5%, from US$127.9 million for the year ended December 31, 2022.

Finance income

For the year ended December 31, 2023, finance income was US$128.2 million, an increase of US$110.2 million, or 609.3%, from US$18.1 million for the year ended December 31, 2022. The increase in finance income was primarily due to an increase of US$ 31.5 million in interest income generated on short-term investments, and the acquisition of Argentinian bonds which generated an increase of US$ 78.7 million in fair value gains.

Finance costs

For the year ended December 31, 2023, we recognized finance costs of US$116.8 million, an increase of US$92.2 million from US$24.7 million of finance costs recognized during the year ended December 31, 2022. The increase in finance costs was primarily attributable to the increase in foreign exchange loss of US$ 82.5 million which was primarily generated by an intra-group loan between Dlocal Argentina S.A. and Dlocal Group, and an increase of US$ 9.3 million in finance expenses related to fair value changes of the forward element of derivative financial instruments not designated as hedging instruments.

Inflation adjustment

A US$12.5 million loss was recognized during the year ended December 31, 2023, as compared to a US$1 million loss for the year ended December 31, 2022. The increase was primarily attributable to the application of IAS 29 to restate the financial statements of our subsidiaries that operate in Argentina, a hyperinflationary economies.

Profit before income tax

For the reasons described above, our profit before income tax for the year ended December 31, 2023, was US$178.5 million, an increase of US$58.2 million or 48.4% from US$120.3 million for the year ended December 31, 2022.

Income tax expense

Our income tax expense for the year ended December 31, 2023 was US$29.4 million, an increase of US$17.8 million, or 154.0%, from US$11.6 million for the year ended December 31, 2022. This increase was primarily attributable to a higher profit before taxes in 2023 compared to 2022, and to a lesser extent an increase in the overall effective income tax rate. For the year ended December 31, 2023, and December 31, 2022, our effective income tax rate was 16.5% and 9.6%, respectively. The increase in our effective income tax rate was primarily driven by an increase in net revenues generated by local entities that are subject to a tax rate that exceeds our consolidated effective income tax rate, specifically Argentina, Brazil, Colombia, and Mexico.

Profit for the year

For the reasons described above, our profit for the year ended December 31, 2023, was US$149.1 million, an increase of US$40.4 million, or 37.2%, from US$108.7 million for the year ended December 31, 2022.

Year Ended December 31, 2022, compared to Year Ended December 31, 2021

For discussion related to our financial condition, changes in financial condition, and the results of operations for the year ended December 31,2022 compared to 2021, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on April 5, 2023

B.
Liquidity and capital resources.

For the year ended December 31, 2023, we had US$536.2 million in cash and cash equivalents. We believe our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet the business’s ordinary course working capital requirements and capital expenditures for the next 12 months.

The following table reflects the sources and uses of cash during the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(in thousands of US$)
Cash Flow Data
Net cash from operating activities	293,453	154,451	108,486
Net cash (used in) / from investing activities	(84,667)	4,305	(37,941)
Net cash (used in) / from financing activities	(133,871)	(27,327)	153,748
Net increase in cash flow	74,915	131,429	224,293

Our cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term, highly liquid financial instruments with original maturities of three months or less. We classify financial instruments that can be immediately converted into a known amount of cash within cash and equivalents. Given the short term nature of these instruments, we determined fair value approximates carrying value. Cash and cash equivalents are measured at amortized cost and are included in current assets due to their short-term nature.

Cash and cash equivalents are held in the currencies of each country in which we operate, primarily the U.S. dollar, Euro, Brazilian real, Mexican peso, Argentine peso, Chilean peso, Peruvian sol, Nigerian naira, Moroccan dirham, South African rand and the Egyptian pound. For more information, see note 14, “Cash and cash equivalents” and note 30 c) to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Operating Activities

The majority of our operating cash flow represents merchant funds (corresponding to the line items “trade and other receivables” and “trade and other payables” in our Statements of Financial Position) held by us for a short period before being paid out to the merchant.

For the year ended December 31, 2023, our net cash from operating activities increased by US$139.0 million, from US$154.5 million in 2022 to US$293.5 million in 2023. This increase was primarily due to an increase of US$58.1 million in profit before income tax adjusted for non-cash-items and an increase of US$83.5 million in net cash provided from working capital, net of a US$2.6 million increase in the income tax paid.

Net cash provided from working capital increased by US$104.3 million for the year ended December 31, 2023, as compared to an inflow of US$20.8 million for the year ended December 31, 2022. The increase in net cash provided from working capital of US$83.5 million was driven by an increase of US$101.0 million of other assets due to a reduction in cash held in escrow to satisfy merchant guarantees that was paid during the last quarter of 2022, an increase of US$63.9 million of trade and other payables, partially offset by an increase of US$73.8 million of trade and other receivables, an increase of US$6.8 million of tax liabilities, and an increase of US$0.9 million of provisions.

Investing Activities

For the year ended December 31, 2023, our net cash from investing activities decreased by US$89.0 million. This decrease resulted from cash generated in investing activities of US$4.3 million during the year ended December 31, 2022, as compared to cash used of US$84.7 million in 2023. The increase in cash used in investing activities during 2023 resulted from the use of (i) US$ 117.5 million of cash to acquire Argentinian bonds and other debt instruments, (ii) US$5.9 million to acquire intangible assets, and (iii) US$0.02 million to acquire property, plant and equipment, reduced by cash inflows of US$33.8 million resulting from the collection of interest income on financial instruments and other net collections of financial assets held at fair value through profit or loss.

Financing Activities

For the year ended December 31, 2023, net cash used in financing activities increased by US$106.5 million mainly due to repurchase of shares of US$97.9 million, partially offset by proceeds from exercises of share options in the amount of US$0.2 million. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends Distribution Policy.”

Capital Expenditures

For the years ended December 31, 2023 and 2022, we made capital expenditures of US$ 18.2 million and US$12.4 million, respectively. Total capital expenditures as a percentage of revenue were 3.0% in 2023 and 2022. These capital expenditures mainly include expenditures related to the capitalization of internal use software and investments in computer hardware.

Off-Balance Sheet Arrangements

For the years ended December 31, 2023 and 2022, we did not have any off-balance sheet arrangements.

C.
Research and development, patents and licenses, etc.

Innovation is at the core of our culture. We have a deeply talented employee base of highly-qualified engineers dedicated to the development, improvement and evolution of our online payment platform capabilities and product development. We consistently invest in developing new feature functionality to enhance and maintain the relevance and value of our solutions. Furthermore, we are an agile organization, capable of rapidly reacting to a fast-paced payments and regulatory environment which is constantly evolving. dLocal seeks to continuously improve its products and has a regular software release schedule with improvements typically deployed on a daily basis (whereas the industry norm is to release software updates only a few times a year). This frequent update release schedule aims to ensure that merchants will benefit from immediate access to the latest developments and is an integral part of our technology strategy. We also continue to focus on developing new products as we scale. Our previous experience adding local-to-local, and marketplaces is the testament of our ability to keep innovating and responding to global merchants’ needs. We will attempt to capitalize on new market opportunities by launching new products. For example, we recently launched Direct Issuing, an issuing-as-a-service product that is currently in its pilot phase. The Direct Issuing product enables merchants to create new lines of revenue and easily issue prepaid cards in local currencies to their customers or business partners, potentially reaching millions of consumers in emerging markets.

D.
Trend information.

Other than as disclosed in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2023, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Board of Directors

As of the date of this annual report, our board of directors is composed of eleven members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or resignation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Alberto Eduardo Azar	68	Chairman
Pedro Arnt	50	Director
Sebastián Kanovich	33	Director
Andres Bzurovski Bay	46	Director
Sergio Enrique Fogel Kaplan	60	Director
Martín Escobari	52	Director
Luiz Ribeiro	39	Director
Jacobo Singer	33	Director
Mariam Toulan	58	Director
Hyman Bielsky	69	Director
Veronica Raffo	52	Director

Unless otherwise indicated, the current business address for our directors is Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300. The following is a brief summary of the business experience of our directors.

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

Mr. Pedro Arnt is our Chief Executive Officer and a member of our board of directors. Mr. Arnt has over 25 years of working experience in strategy, operations and finance. Before joining dLocal, Mr. Arnt served as Chief Financial Officer and Executive Vice President of Mercado Libre for more than twelve years in addition to serving in various other capacities since joining Mercado Libre in December 1999. Prior to joining Mercado Libre, Mr. Arnt worked for The Boston Consulting Group. Mr. Arnt also serves on the Board of Directors of Allegro.eu, a leading publicly traded European marketplace and payments company, and as an Executive Advisor to Riverwood Capital. He has received numerous accolades as a top TMT public company CFO in Latin America. Mr. Arnt is a British and Brazilian citizen and holds a bachelor’s degree, magna cum laude, from Haverford College and a master’s degree from the University of Oxford.

Mr. Sebastián Kanovich is our former co-Chief Executive Officer and a member of our board of directors. As a member of the founding management team, he has helped lead the company since its inception, in January 2016. Prior to dLocal, he was the CEO of AstroPay. Mr. Kanovich holds a Bachelor degree in Economics from Universidad ORT Uruguay. He also studied Entrepreneurship, Innovation and Management of Technology at Tel Aviv University, and completed the Endeavor Innovation and Growth Program at Stanford Graduate School of Business.

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

Mr. Sergio Enrique Fogel Kaplan is co-President and Chief Strategy Officer and a member of our board of directors and an active angel investor, and has invested in over 15 technology startups. He participates on the board of directors of several companies, including TiendaMIA, The Chemist Look and Apptim. Mr. Fogel serves as Vice-President of Endeavor Uruguay, and sits on the board of Helpers, an NGO that aims to save lives through technology-enabled, rapid response by first aid volunteers. He co-founded dLocal together with Andres Bzurovski in 2016, after having founded several other companies, such as ElAgora.com (a B2B marketplace), Uniotel (VoIP), and Astropay (a payments processor). Mr. Fogel holds an MBA from INSEAD, France, a Bachelor of Arts in Computer Science with a Summa Cum Laude, and a Master of Science in Computer Science from Technion, Israel Institute of Technology, Israel.

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

Mr. Jacobo Singer is our co-President and Chief Operating Officer, and a member of our board of directors, and leads a broad range of initiatives, oversees our IT and business systems and is responsible for dLocal’s expansion efforts and compliance. He ensures that key business and banking relationships are in place as we grow our presence across Latin America, APAC, Middle East and Africa, and that we are operating in compliance with local rules and regulations. A key member of the founding management team, he was previously dLocal’s chief technology officer, and has designed and built our payments platform from the ground up. Prior to dLocal, he led product and engineering teams at AstroPay where he gained deep technology and project management expertise. Mr. Singer holds a Bachelor’s of Science Degree in Information Technology from Universidad ORT Uruguay, and he completed the Endeavor Innovation and Growth Program at Stanford Graduate School of Business.

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

Mr. Hyman K. Bielsky is an independent member of our board of directors and a member of our audit committee. Having held a number of legal and operating leadership roles in both private and publicly-listed companies, Mr. Bielsky brings extensive experience to our board of directors. Mr. Bielsky holds a law degree from the University of North Carolina, where he graduated with honors, before commencing his career with a major U.S. law firm. After seven years of private practice, Mr. Bielsky joined Safety-Kleen Corp, a Fortune 500, NYSE-listed company, where he rose to become its General Counsel, responsible for worldwide legal affairs. He ultimately became CEO and then Chairman of Safety-Kleen Europe, Ltd, after it was spun off from Safety-Kleen Corp.

Ms. Verónica Raffo is a partner in FERRERE and participates actively in its management and strategic leadership. She has more than 25 years of experience advising a stellar list of global clients, managing highly complex cases with sensitive content with focus on corporate issues, dispute negotiation, compliance audits and corporate governance. Ms. Raffo is also a reference in entrepreneurship and gender issues, both in Uruguay and internationally. She is the incoming gold Regional Chair Latin America of YPO (Young Presidents Organization) and she was one of the founders and the President of the Uruguayan Women Entrepreneurs Organization, OMEU. Each year since 2019 she has been recognized as Uruguay’s most highly reputed woman business leader, according to the Corporate Reputation Business Monitor (MERCO). She is an instructor in Board Management at the Graduate School of Business - EPN of Universidad ORT Uruguay. She holds a degree as attorney (Universidad de la República, Uruguay) and a diploma in American and International Law from The Center for American and International Law (United States).

Executive Officers

Our executive officers are responsible for the management and representation of our company.

The following table lists our current executive officers:

Name	Age	Position
Pedro Arnt	50	Chief Executive Officer
Jacobo Singer	33	Co-President and Chief Operating Officer
Sergio Enrique Fogel Kaplan	60	Co-President and Chief Strategy Officer
Diego Cabrera Canay	50	Chief Financial Officer
Alberto Almeida	36	Chief Technology Officer
John O'Brien	39	Chief Revenue Officer
Gabriela Vieira	35	General Counsel

Unless otherwise indicated, the current business address for our executive officers is Dr. Luis Bonavita 1294, Montevideo, Uruguay, 11300. The following is a brief summary of the business experience of our executive officers, who are not also members of our board of directors.

Mr. Pedro Arnt. See “—Board of Directors.”

Mr. Jacobo Singer. See “—Board of Directors.”

Mr. Sergio Enrique Fogel Kaplan. See “—Board of Directors.”

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

Ms. Gabriela Vieira is our General Counsel, responsible for the Legal, Regulatory Affair and Compliance departments. Previously, Gabriela was the Global Director of Legal and Compliance at PrimeiroPay and joined

dLocal after the PrimeiroPay acquisition. Gabriela holds a bachelor's degree in law from the Federal University of Pernambuco, as well as a master’s degree and PhD in International Law from the University of São Paulo.

Our Relationship with our Directors, Executive Officer and Members of Senior Management

There are no family relationships between any of our directors, executive officers and members of our senior management.

B.
Compensation.

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis, and we have not otherwise publicly disclosed this information elsewhere. Historically, our directors have not been paid separate compensation and have received only dividends in respect of their ownership of our common shares, except for our independent directors who receive compensation in cash or shares. For the years ended December 31, 2023, 2022, and 2021, the aggregate compensation expense for our executive officers and Directors for services in all capacities was US$9.0 million, US$5.1 million, and US$9.5 million, respectively, which includes both benefits paid in kind and monetary compensation. Benefits in kind granted as of December 31, 2023 consists of 2,664,328 Restricted Stock Units with an exercise price of US$0.002 per share, 200,000 Performance Share Unit, and 1,475,911 Share Options with an average exercise price of US$15.93 per share.

Employee Share Incentive Plan

In 2020, our board of directors adopted an employee share incentive plan, or the 2020 Global Share Incentive Plan, which was amended and restated in 2021. The objective of the plan is to provide incentives to attract, retain and motivate eligible employees by providing them with an opportunity to participate in our future performance through the grant of share awards under the plan. Eligible participants in the plan include our employees, officers, directors, consultants and service providers. Under the plan, we may issue stock options that are exercisable upon a vesting date and at an exercise price to be determined by our board of directors in each specific award grant. No stock options may be exercised 10 years after the respective grant date.

We issued stock options and restricted stock units to certain of our employees during the year ended December 31, 2023, 2022 and 2021, for which we expect to incur compensation charges of US$ 4.2 million, US$ 4.0 million, US$ 3.4 million and US$ 2.5 million, during each of the three month periods ended March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024, respectively, and thereafter we expect to incur an annual compensation charge of US$ 8.0 million, US$ 4.5 million, US$ 1.9 million, and US$ 0.5 million, during each of the fiscal years ended December 31, 2025, 2026, 2027, and 2028, respectively. As of December 31, 2023, 6,962,203 stock options and restricted stock units were issued and outstanding.

Employment Agreements
We have entered into employment agreements with certain of our executive officers. Each of these employment agreements provides that our executive officers are employed for an indefinite period of time and do not provide for benefits upon termination of employment.

C.
Board practices.

Committees

Audit Committee

The audit committee, which consists of Mariam Toulan, Veronica Raffo and Hyman Bielsky, assists our board of directors in overseeing our accounting and financial reporting processes, the audits of our financial statements, and our compliance policies. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. We do not currently have an “audit committee financial expert” as defined by the SEC due to the unfortunate passing of the former chair of our audit committee in September 2023. While we expect to conclude a search to appoint an individual that qualifies as an “audit committee financial expert” as an additional member on our board of directors to serve on our audit committee, we believe that the combined knowledge, skills and experience of the members of our current audit committee enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities. In addition, the audit committee consists exclusively of members of our board of directors who are financially literate. Our board of directors has determined that Mariam Toulan, Veronica Raffo and Hyman Bielsky satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

Commercial, Business Development and M&A Committee

The commercial, business development and M&A committee, which consists of Sebastian Kanovich, Eduardo Azar, Andres Bzurovski and Luiz Ribeiro, assists our board of directors in identifying, assessing, and prioritizing commercial opportunities and business development initiatives, including strategic partnerships, mergers, acquisitions, and expansions.

The commercial, business development and M&A committee is responsible for, among other things:

Opportunity Identification and Evaluation:

•
Identifying and evaluating potential commercial opportunities, M&A targets, and business development strategies.
•
Assessing the feasibility, risks, and benefits of proposed commercial projects, acquisitions and partnerships.

Management Team Liaison:

•
Reviewing and advising on commercial issues and business acquisitions presented by our senior management team.
•
Provide recommendations to the board of directors on whether to pursue or decline these opportunities.

Pipeline Issues:

•
Assisting in addressing issues within the commercial pipeline such as development of new businesses and identification of new clients.
•
Providing guidance and strategic recommendations to enhance pipeline efficacy and growth.

Risk Review and Industry Analysis:

•
Conducting a thorough review of the risks associated with various industries, when necessary, and making informed recommendations to the board of directors on whether to engage or avoid specific industries.

Strategic Planning:

•
Assisting in the development and review of our long-term commercial, M&A and business development strategies.

•
Monitoring market trends and competitive landscape to inform strategic decisions.

Mergers and Acquisitions:

•
Evaluating potential mergers, acquisitions, and divestitures for strategic fit and alignment with our objectives and provide recommendations to the board of directors.

New Products and Services:

•
Propose potential new products or services to be offered by the Company;
•
Evaluate the potential of new products and services to be offered by the Company, as presented by its Directors.

Partnership and Alliance Oversight:

•
Assessing and recommending strategic partnerships and alliances.

Reporting and Recommendations:

•
Regularly reporting to the board of directors on significant commercial activities, business development strategies, and progress on key initiatives.
•
Providing recommendations to the board of directors on commercial decisions and strategic initiatives.

Other Responsibilities:

•
Performing other activities related to its charter as requested by the board of directors.

The commercial, business development and M&A committee will meet only as necessary to carry out its responsibilities.

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

Board Diversity

The following matrix outlines the gender identity and the demographic background of the members of our board of directors in accordance with the Nasdaq rules to which we are subject:

Board Diversity Matrix (as of December 31, 2023)
Country of Principal Executive Offices:	Uruguay
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	11

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors:	1	10	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:	1
LGBTQ+:	—
Did not Disclose Demographic Background:	—

D.
Employees.

Human capital

The following tables show our total number of full-time equivalents as of December 31, 2023, 2022 and 2021, broken down by functional area and geographical region:

	As of December 31,
	2023	2022	2021
Operations	63	47	31
Technology & Development	280	245	202
Sales & Marketing	166	143	83
General & Administrative(1)	392	291	219
Total	901	726	535

(1)
As of December 31, 2023, General and Administrative included 41 technology related FTEs. As of December 31, 2022, and 2021, it included 26 and 18 respectively.

	As of December 31,
	2023	2022	2021
Americas	658	567	463
EMEA	146	125	45
Asia Pacific	97	34	27
Total	901	726	535

During 2023, 2022 and 2021, and as of the date of this annual report, none of our employees were represented by labor unions. During 2023, we did not employ any temporary employees.

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

The percentages of beneficial ownership in the table below are calculated on the basis of 295,991,665 shares outstanding as of December 31, 2023, which assumes none of the currently existing warrants or stock options are exercised, and excludes 7,171,182 treasury shares held by us.

Unless otherwise indicated below, the address for each beneficial owner is c/o dLocal, Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300. The table below presents shareholder information based on publicly available information filed on Schedules 13G and 13D and information provided to us by certain shareholders as at December 31, 2023.

	Class A		Class B		Common shares
Shareholders	Shares	%	Shares	%	%
5% Shareholders
General Atlantic DO B.V(2)	63,906,695	39.5	—	—	21.6
Sergio Enrique Fogel Kaplan(3)	2,175,422	1.3	48,718,177	36.3	17.2
Andres Bzurovski Bay(4)	1,088,363	0.7	48,718,583	36.3	16.8
Alberto Eduardo Azar(5)	653,024	0.4	17,820,816	13.3	6.2
FMR LLC(6)	9,542,170	5.9	—	—	3.2
Emiliano Fernandez Balague(7)	14,603,576	9.0	—	—	4.9
Executive Officers and Directors
Sergio Enrique Fogel Kaplan(3)	2,175,422	1.3	48,718,177	36.3	17.2
Andres Bzurovski Bay(4)	1,088,363	0.7	48,718,583	36.3	16.8
Alberto Eduardo Azar(5)	653,024	0.4	17,820,816	13.3	6.2
Sebastián Kanovich(8)	—	—	12,629,474	9.4	4.3
Luiz Ribeiro(9)	—	—	—	—	—
Martín Escobari(10)	—	—	—	—	—
Mariam Toulan*	—	—	—	—	—
Jacobo Singer	—	—	6,167,142	4.6	2.1
Pedro Arnt*	—	—	—	—	—
Veronica Raffo*	—	—	—	—	—
Hyman Bielsky*	—	—	—	—	—
Diego Cabrera Canay*	—	—	—	—	—
Alberto Almeida*	—	—	—	—	—
Gabriela Vieira*	—	—	—	—	—
John O'Brien*	—	—	—	—	—
Public float (11)	69,968,223	43.2	—	—	23.6
Total (12)	161,937,473	100	134,054,192	100	100

*Beneficially owns less than 1.0% of our Class A common shares.

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
(2)
Includes 27,310,939 Class A common shares held by General Atlantic DO B.V., or “GA DO”, which is a wholly owned subsidiary of General Atlantic Coöperatief U.A., or “GA Coop UA”, 30,000,000 Class A common shares held by General Atlantic (DO) SPV, L.P. or “GA DO SPV”, which is an indirect wholly owned subsidiary of GA Coop UA, and 6,595,756 Class A common shares held by General Atlantic (DLO), L.P., or “GA DLO”. The general partner of GA DO SPV is General Atlantic (DO) SPV GP, LLC, or “GA DO SPV GP”, and the sole member of GA DO SPV GP is GA DO. The members of GA Coop UA that share beneficial ownership of the shares of the Company held by GA DO through GA Coop UA are the following General Atlantic investment entities: General Atlantic Partners (Bermuda) IV, L.P., or “GAP Bermuda IV”, General Atlantic Partners (Bermuda) EU, L.P., or “GAP Bermuda EU”, General Atlantic Partners (Lux) SCSp, or “GAP Lux”, General Atlantic Cooperatief, L.P., or “GA Coop LP”, GAP Coinvestments III, LLC, or “GAPCO III”, GAP Coinvestments IV, LLC or “GAPCO IV”, GAP Coinvestments V, LLC, or “GAPCO V”, and GAP Coinvestments CDA, L.P., or “GAPCO CDA”. The limited partners of “GA DLO, that share beneficial ownership of the shares of the Company held by GA DLO are GAP Bermuda EU, GAP Lux, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA and General Atlantic Partners 100, L.P., or “GAP 100.” General Atlantic (SPV) GP, LLC, or “GA SPV”, is the general partner of GA DLO. General Atlantic GenPar, L.P., or “GA GenPar” is the general partner of GAP 100. General Atlantic, L.P., or “GA LP”, which is controlled by the Partnership Committee* of GASC MGP, LLC, (the “GA Partnership Committee”) is the sole member of GA SPV, the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA and GA GenPar. The general partner of GAP Lux is General Atlantic GenPar (Lux) SCSp, or “GA GenPar Lux” and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à r.l., or “GA Lux”. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P., or “GenPar Bermuda”. GAP (Bermuda) L.P., or “GAP Bermuda”, which is also controlled by the GA Partnership Committee, is the general partner of GenPar Bermuda and GA Coop LP. The Partnership Committee is comprised of Senior Managing Directors of General Atlantic: CEO and Chairman William E. Ford, David C. Hodgson, Martin Escobari, Gabriel Caillaux, and Christopher G. Lanning. By virtue of the foregoing, GA DO, GA Coop UA, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA DO SPV, GA DO SPV GP, GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GA Coop LP, GA DLO, GAP 100, GA SPV, GA GenPar, GA LP, GA GenPar Lux, GA Lux, GenPar Bermuda and GAP Bermuda are a “group” within the meaning of Rule 13d-5 of the US Securities Exchange Act of 1934, as amended. Each of the members of the GA Partnership Committee disclaims ownership of the Class A common shares reported herein except to the extent that he has a pecuniary interest therein. The mailing address of GA DLO, GA SPV, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GAP 100, GA GenPar,and GA LP is 55 East 52nd Street, Floor 33, New York, NY 10055.The mailing address of GAP Bermuda EU, GAP Bermuda IV, GA Coop LP, GenPar Bermuda, and GAP Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GA DO and GA Coop UA is Prinsengracht 769, 1017 JZ, Amsterdam, Netherlands. The mailing address of GAP Lux, GA Lux, and GA GenPar Lux is 412F, Route d’Esch, L-1471 Luxembourg. The mailing address of GA DO SPV and GA DO SPV GP is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.*The Partnership Committee is formerly the Management Committee, with composition effective pending applicable regulatory approvals

(3)
Held directly and indirectly through IZBA S.A. Sergio Enrique Fogel Kaplan and Aline Eva Herrnstadt disclaim any beneficial ownership of the shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly. Information is based on the Schedule 13G/A filed by the shareholder on February 8, 2024 and information provided by the shareholder to the Company.
(4)
Held directly and indirectly through Emerald Bay 24 LLC. Information is based on the Schedule 13G/A filed by the shareholder on February 8, 2024 and information provided by the shareholder to the Company.
(5)
Held directly and indirectly through Aqua Crystal Investments Ltd. Information is based on the Schedule 13G/A filed by the shareholder on February 8, 2024 and information provided by the shareholder to the Company.
(6)
Includes shares held directly or indirectly by FMR LLC, Abigail P. Johnson, FIAM LLC, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research Company LLC. The address of the shareholder is 245 Summer Street, Boston, Massachusetts 02210. Information is based on the Schedule 13G/A filed by FMR LLC and Abigail P. Johnson on February 9, 2024.
(7)
Information is based on the Schedule 13G filed by the shareholder on February 8, 2024. Consists of 14,592,826 Class A common shares held indirectly through Unsal Holdings Limited and 10,750 Class A common shares held indirectly through St. Bull Financial Services Inc, classified as public float.
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
(11)
Does not include shares held by the 5% Shareholders described above.
(12)
Total outstanding shares do not include 7,171,182 Class A common shares held by the company as treasury stock.

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

Key Management Compensation

The compensation for our executive team and directors was US$9.0 million, US$5.1 million and US$9.5 million for the year ended December 31, 2023, 2022 and 2021, respectively.

Commercial Transactions

We had revenues from transactions with merchants who were related parties in the amount of US$ 1.5 million, US$1.2 million and US$2.0 million for the year ended December 31, 2023, 2022 and 2021, respectively; costs with preferred suppliers (collection entities) who were related parties in the amount of US$ 0.1 million, US$0.6 million and US$0.6 million for the year ended December 31, 2023, 2022 and 2021, respectively; and financial expenses regarding foreign exchange losses originated on an intra-group loan denominated in US Dollar between subsidiaries located in Argentina and Malta for US$ 81.0 million for the year ended in December 31, 2023. We also had outstanding accounts payables for US$ 0.02 million and US$1.7 million for the year ended December 31, 2023, and 2022, respectively; outstanding accounts receivables for the year ended December 31, 2023 is US$ 0.4 million, compared to US$1.0 million for the year ended in December 31, 2022.

Transactions between shareholders

In the years ended December 31, 2023 and 2022, there were no transactions between shareholders.

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

As of December 31, 2023, we were party to 229 legal proceedings. Of these proceedings, we were party to legal proceedings for claims in the total amount of approximately US$0.3 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.

On February 23 and February 28, 2023, respectively, we were named, along with several of its senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on the short-seller report. These matters, Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), or the Zappia and Hunt actions, allege, among other things, that the registration statement for our June 2021 initial public offering reflected certain material misstatements or omissions.

On March 3, 2023, plaintiffs in the two Actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

On May 12, 2023, plaintiffs in the Zappia and Hunt actions jointly filed a consolidated amended complaint. On July 11, 2023, we filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and we also filed the reply in further support of our motion to dismiss on September 22, 2023. Our motion to dismiss is now fully briefed, and, on February 29, 2024, the court presided over oral argument on the motion. The court has not yet issued a decision on the motion, and no other proceedings are currently ongoing or scheduled.

On October 6, 2023, we were named as a defendant, along with our former co-CEO, Sebastián Kanovich, and CFO, Diego Cabrera Canay, in a new putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and SEC Rule 10b-5, as well as control person claims against the individual defendants under Section 20(a) of the Exchange Act. This lawsuit, Francis v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.), alleges misstatements and omissions in various public filings during the period of May 2, 2022 to May 25, 2023 relating to regulatory foreign exchange control risks in Argentina, and our compliance controls and procedures.

On January 4, 2024, the court appointed a putative lead plaintiff and putative lead counsel for the proposed class in the Francis action pursuant to the Private Securities Litigation Reform Act of 1995. On January 17, 2024, the parties submitted a joint stipulation and proposed order on scheduling, by which the deadline for any amended complaint would be March 4, 2024 and we would have until thirty days after the filing of any such amended complaint to answer the same or request a pre-motion conference, as required by court rules, regarding an anticipated motion to dismiss. The court approved the parties’ proposed order the following day. The putative lead plaintiff subsequently requested, and was granted, an extension of the schedule, by which any amended complaint is now due on March 18, 2024, and our above-described response is due on April 30, 2024.

Due to the preliminary nature of the above described lawsuits as of the date of this annual report, we and our legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies have been recorded for the aforementioned matters. We intend to vigorously defend ourselves in these actions. As of the date of this annual report there were no further updates in this regard.

For further information about legal proceedings, see note 25, “Provisions”, to our Audited Consolidated Financial Statements, included elsewhere in this annual report.

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

Our Articles of Association authorize the issuance of up to 1,000,000,000 Class A common shares and 250,000,000 Class B common shares and 250,000,000 shares as yet undesignated which may be issued as common shares or shares with preferred rights of our authorized share capital. As of December 31, 2023, 161,937,473 Class A common shares and 134,054,192 Class B common shares of our authorized share capital were issued, fully paid and outstanding, and 7,171,182 Class A common shares were held by us as treasury stock.

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

As of December 31, 2023, we had a total issued share capital of US$ 606,326, divided into 303,162,847 common shares, comprising 161,937,473 Class A common shares, 7,171,182 Class A common treasury shares held by us and 134,054,192 Class B common shares.

Treasury Stock

As of December 31, 2023, dLocal had 7,171,182 Class A common shares in treasury.

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

The board considers that, the directors Mariam Toulan, Veronica Raffo and Hyman Bielsky are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq.

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

However, there are certain limited circumstances where an application may be made to the Grand Court of the Cayman Islands for a determination on whether the register of members reflects the correct legal position. Further, the Grand Court of the Cayman Islands has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our common shares, then the validity of such shares may be subject to re-examination by the Grand Court of the Cayman Islands.

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

Taxation of Distributions

In the event that we pay distributions on our Class A common shares, those distributions will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder will be “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided the Class A common shares on which the dividends are paid are readily tradable on an established securities market in the United States. The Nasdaq, on which the Class A common shares are listed, is an established securities market in the United States, and we anticipate that our Class A common shares should qualify as readily tradable. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

Based on the market price of our Class A common shares during 2023 and the composition of our income and assets, including goodwill, we believe that we were not a PFIC for our 2023 taxable year and we do not expect to become one in the foreseeable future. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (i) we hold and expect to continue to hold a substantial amount of cash, which is generally categorized as a passive asset; and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to it for all succeeding years during which it holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC; and (ii) dispositions of shares of Lower-tier PFICs, in each case as if it held such shares directly, even though it will not have received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held any of our Class A common shares, it would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over a U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received on a U.S. Holder’s Class A common shares exceeded 125% of the average of the annual distributions on those shares during the preceding three years or its holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

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

If a U.S. Holder makes the mark-to-market election, for each year when we are a PFIC it will generally recognize as ordinary income any excess of the fair market value of its Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, its tax basis in its Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the Class A common shares.

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

If a U.S. Holder owns Class A common shares during any year in which we are a PFIC, it must generally file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with its federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends, and of sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries, generally are subject to information reporting, and may be subject to backup withholding, unless a U.S. Holder (i) is a corporation or other exempt recipient; or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

•
to manage potential working capital needs that may result from offering advanced payments to our merchants before we collect payments from acquirers, processors, or collection entities;
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

Item 15. Controls and Procedures.

(a)
Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2023.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Please see Exhibits 12.1, 12.2 and 12.3 for the certifications required by this Item.

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

Management, with the participation of our Chief Executive Officer and Chief Financial Officer has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023.

(c)
Attestation report of the registered public accounting firm.

The effectiveness of internal control over financial reporting as of December 31, 2023, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in its report which is included herein.

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

We do not currently have an “audit committee financial expert” serving on our audit committee as defined under applicable SEC rules due to the unfortunate passing of the former chair of our audit committee in September 2023. While we expect to conclude a search to appoint an individual that qualifies as an “audit committee financial expert” as an additional member on our board of directors to serve on our audit committee, we believe that the combined knowledge, skills and experience of the members of our current audit committee enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Audit Committee.”

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

Item 16C. Principal Accountant Fees and Services.

Fees Paid to the Company’s Principal Accountant

In 2023, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company. Fees paid to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2023 and 2022 are detailed below:

	For the Year Ended December 31
	(in thousands of US$)
	2023	2022
Audit fees	1,800	1,507
Audit related fees	—	—
Tax fees	—	7
All other fees	—	—
Total	1,800	1,514

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

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2023 and the fees paid for such services.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On December 19, 2022, our board approved the creation of a share repurchase program, or the Repurchase Program. The Repurchase Program is executed in compliance with Rule 10b-18 and Rule 10b5-1(c)(1) under the Exchange Act and expired in July 2023. Buybacks shall be made from time-to-time in open market and negotiated purchases. An aggregate amount of up to US$100 million in our Class A common shares can be repurchased under the Repurchase Program. The specific prices, numbers of shares and timing of purchase transactions shall be determined by us from time to time in our sole discretion.

Set forth below, in tabular format, is disclosure on the repurchase of Class A common shares since the approval date until December, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs
December 1 to December 31, 2022	134,946	US$15.00	134,946	US$97,976,143
January 1 to January 31, 2023	577,070	US$16.04	577,070	US$88,720,926
February 1 to February 28, 2023	625,150	US$16.29	625,150	US$78,534,870
March 1 to March 31, 2023	1,165,219	US$15.04	1,165,219	US$61,010,525
April 1 to April 30, 2023	1,279,209	US$14.48	1,279,209	US$42,484,698
May 1 to May 31, 2023	1,366,435	US$14.06	1,366,435	US$23,267,756
June 1 to June 30, 2023	2,023,153	US$11.50	2,023,153	US$0
Total	7,171,182	US$13.94	7,171,182	US$0

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

[Reserved]

Item 16K. Cybersecurity

We have security measures in place to mitigate the risk of cybersecurity threats affecting our technology platforms and our business. We have taken into consideration relevant aspects of different frameworks and standards such as National Institute of Standards and Technology (“NIST”) and Payments Card Industry Data Security Standard (“PCI-DSS”) to assist us in formulating such security measures. Our security measures include, but are not limited to access and privilege management, segregation of test and production environments, vulnerability management, network security analysis, cyber incident management, baseline configuration of hardware and software, activity log correlation, malware prevention and remediation, and others. We employ a range of security processes, solutions and dissemination of these measures, including regular compliance checks and security observability. We also perform periodic reviews of cybersecurity threats and related controls, including periodic penetration tests performed by independent third parties.

Our board of directors has overall oversight responsibility for our risk management and is charged with oversight of our cybersecurity risk management program. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Information Security Officer, or CiSO who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CiSO and dedicated personnel are trained and experienced information systems security professionals and information security managers with many years of experience. Management, including the CiSO and our cybersecurity team, update the audit committee as needed on cybersecurity programs, material cybersecurity risks and mitigation strategies. Our Security and Compliance team is responsible for implementing our cybersecurity risk management program, in coordination with our Corporate Risk Management team, under our VP of Risk.

We also invest in security and technology solutions to improve training and awareness initiatives for our employees and customers. Moreover, we provide mandatory security training to all employees, in addition to our leadership, to promote cyber awareness throughout our organization. Higher risk business areas, such as Engineering (including software development) or Treasury, receive enhanced training.

Our business continuity management model takes into consideration both local and international guidelines for cybersecurity risks and includes plans to deal with severe events. We review the impact these events may have on day-to-day operations and endeavor to mitigate such threats. We also have mechanisms to trigger disaster recovery plans in case of crises which involve departments necessary to act and support our operations should a crisis materialize.

Cybersecurity topics are deliberated in executive committees that have the role of informing and providing supporting materials to our executives and advisors in the best decision-making for the business. Currently, the subjects covered by the committees pervades themes like operational risks, IT and cybersecurity incidents, electronic crimes, fraud, audit and regulatory, third party, affiliates, risks and compliance among others.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

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

8.1	List of subsidiaries of DLocal Limited (incorporated by reference to Note 4 to our Audited Consolidated Financial Statements filed with this annual report on Form 20-F).
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Price Waterhouse & Co. S.R.L.
97.1*	Compensation Recoupment Policy

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DLocal Limited

Date: March 19, 2024	By:	/s/ Diego Cabrera Canay
Diego Cabrera Canay
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DLocal Limited

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of DLocal Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the

“consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated

Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission

(COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS accounting standards as issued by the International Accounting Standards Board.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated

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

Audit of Transaction revenues

As described in Notes 2.14 and 6 to the consolidated financial statements, the Company’s transaction revenues were $637 million for the year ended December 31, 2023 representing 97.95% of the

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

March 18, 2024

We have served as the Company’s auditor since 2020.

DLocal Limited

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2023, 2022 and 2021

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	For the Year Ended December 31,
		2023	2022	2021
Continuing operations
Revenues	6	650,351	418,925	244,120
Cost of services	6	(373,492)	(216,758)	(113,677)
Gross profit		276,859	202,167	130,443
Technology and development expenses	7	(12,650)	(6,348)	(3,386)
Sales and marketing expenses	8	(17,120)	(13,335)	(5,916)
General and administrative expenses	8	(70,568)	(48,343)	(40,637)
Impairment gain/(loss) on financial assets	16, 17	3,136	(5,534)	(33)
Other operating gain/(loss)		—	(697)	3,367
Operating profit		179,657	127,910	83,838
Finance income	11	128,228	18,078	2,540
Finance costs	11	(116,834)	(24,668)	(544)
Inflation adjustment	11	(12,537)	(1,037)	(334)
Other results		(1,143)	(7,627)	1,662
Profit before income tax		178,514	120,283	85,500
Income tax expense	12	(29,428)	(11,586)	(7,647)
Profit for the year		149,086	108,697	77,853
Profit attributable to:
Owners of the Group		148,964	108,683	77,876
Non-controlling interest		122	14	(23)
Profit for the year		149,086	108,697	77,853
Earnings per share
Basic Earnings per share	13	0.51	0.37	0.27
Diluted Earnings per share	13	0.49	0.35	0.25
Other comprehensive Income
Items that are or may be reclassified subsequently to profit or loss:
Exchange difference on translation on foreign operations		(7,713)	20	102
Other comprehensive income for the year, net of tax		(7,713)	20	102
Total comprehensive income for the year		141,373	108,717	77,955
Total comprehensive income for the year is attributable to:
Owners of the Group		141,255	108,708	77,969
Non-controlling interest		118	9	(14)
Total comprehensive income for the year		141,373	108,717	77,955

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Financial Position

At December 31, 2023 and 2022

(All amounts in thousands of U.S. Dollars)

	Notes	December 31, 2023	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents	14	536,160	468,092
Financial assets at fair value through profit or loss	15	102,677	1,295
Trade and other receivables	16	363,374	240,446
Derivative financial instruments	24	2,040	1,206
Other assets	17	11,782	56,789
Total Current Assets		1,016,033	767,828
Non-Current Assets
Financial assets at fair value through profit or loss	15	1,710	—
Deferred tax assets	12	2,217	362
Property, plant and equipment	18	2,917	2,734
Right-of-use assets	19	3,689	3,934
Intangible assets	20	57,887	51,443
Total Non-Current Assets		68,420	58,473
TOTAL ASSETS		1,084,453	826,301
LIABILITIES
Current Liabilities
Trade and other payables	21	602,493	407,874
Lease liabilities	19	626	686
Tax liabilities	23	20,800	11,695
Derivative financial instruments	24	948	544
Provisions	25	362	1,473
Total Current Liabilities		625,229	422,272
Non-Current Liabilities
Deferred tax liabilities	12	753	1,016
Lease liabilities	19	3,331	3,393
Total Non-Current Liabilities		4,084	4,409
TOTAL LIABILITIES		629,313	426,681
EQUITY
Share Capital	13	591	592
Share Premium	13	73,065	164,307
Capital Reserve	13	21,575	16,185
Other Reserves	13	(9,808)	(1,448)
Retained earnings	13	369,608	219,993
Total Equity Attributable to owners of the Group		455,031	399,629
Non-controlling interest		109	(9)
TOTAL EQUITY		455,140	399,620
TOTAL EQUITY AND LIABILITIES		1,084,453	826,301

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Changes in Equity

Years ended December 31, 2023, 2022 and 2021

(All amounts in thousands of U.S. Dollars)

	Notes	Share Capital	Share Premium	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2023		592	164,307	16,185	(1,448)	219,993	399,629	(9)	399,620
Comprehensive Income for the year
Profit of the year		—	—	—	—	148,964	148,964	122	149,086
Exchange difference on translation on foreign operations		—	—	—	(8,360)	651	(7,709)	(4)	(7,713)
Total Comprehensive Income for the year		—	—	—	(8,360)	149,615	141,255	118	141,373
Transactions with Group owners in their capacity as owners
Share-options exercise	13	—	5,051	(4,898)	—	—	153	—	153
Warrant excercised	13	13	1,622	(1,634)	—	—	1		1
Share-based payments net of forfeitures	9	—	—	11,922	—	—	11,922	—	11,922
Repurchase of shares	13	(14)	(97,915)	—	—	—	(97,929)	—	(97,929)
Transactions with Group owners in their capacity as owners		(1)	(91,242)	5,390	—	—	(85,853)	—	(85,853)
Balance as of December 31st, 2023		591	73,065	21,575	(9,808)	369,608	455,031	109	455,140
Balance as of January 1st, 2022		590	157,151	12,741	(30)	109,867	280,319	(18)	280,301
Comprehensive Income for the year
Profit of the year		—	—	—	—	108,683	108,683	14	108,697
Exchange difference on translation on foreign operations		—	—	—	(1,418)	1,443	25	(5)	20
Total Comprehensive Income for the year		—	—	—	(1,418)	110,126	108,708	9	108,717
Transactions with Group owners in their capacity as owners
Share-options exercise	13	2	9,177	(5,240)	—	—	3,939	—	3,939
Forfeitures of share-based payment	9	—	—	(896)	—	—	(896)	—	(896)
Share-based payments	9	—	—	9,580	—	—	9,580	—	9,580
Repurchase of shares	13	—	(2,021)	—	—	—	(2,021)	—	(2,021)
Transactions with Group owners in their capacity as owners		2	7,156	3,444	—	—	10,602	—	10,602
Balance as of December 31st, 2022		592	164,307	16,185	(1,448)	219,993	399,629	(9)	399,620
Balance as of January 1st, 2021		602	—	12,582	119	31,749	45,052	(4)	45,048
Comprehensive Income for the year
Profit of the year		—	—	—	—	77,876	77,876	(23)	77,853
Exchange difference on translation on foreign operations		—	—	—	(149)	242	93	9	102
Total Comprehensive Income for the year		—	—	—	(149)	78,118	77,969	(14)	77,955
Transactions with Group owners in their capacity as owners
Initial public offering, net of underwriting discount and incremental and direct costs	13	9	86,441	—	—	—	86,450	—	86,450
Issue of ordinary shares		45	63,132	—	—	—	63,177	—	63,177

Par value change from 1.1211 U.S. Dollars to 1 U.S. Dollars		(70)	70	—	—	—	—	—	—
Share-options exercise		—	6,979	(6,898)	—	—	81	—	81
Forfeitures of share-based payment	9	—	—	(6)	—	—	(6)	—	(6)
Warrant exercise	13	4	529	(533)	—	—	—	—	—
Share-based payments	9	—	—	7,596	—	—	7,596	—	7,596
Transactions with Group owners in their capacity as owners		(12)	157,151	159	—	—	157,298	—	157,298
Balance as of December 31st, 2021		590	157,151	12,741	(30)	109,867	280,319	(18)	280,301
The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Cash Flows

Years ended December 31, 2023, 2022 and 2021

(All amounts in thousands of U.S. Dollars)

	Notes	2023	2022	2021
Cash flows from operating activities
Profit before income tax		178,514	120,283	85,500
Adjustments:
Interest income from financial instruments	11	(49,588)	(18,114)	(2,556)
Interest charges for lease liabilities	11	578	177	142
Other finance expense		5,623	3,851	402
Finance expense related to derivative financial instruments		28,013	17,074	—
Amortization of Intangible assets	10	10,816	6,891	3,917
Depreciation of Property, plant and equipment and right-of-use	10	1,409	1,256	830
Revenue reduction related to prepaid assets	17	—	567	200
Share-based payment expense, net of forfeitures	9	11,922	8,684	7,590
Net exchange differences		82,620	1,877	(19)
Fair value (gain)/loss on financial assets at FVPL	11	(78,640)	36	16
Other operating gain		—	—	(2,896)
Net Impairment (gain)/loss on financial assets	16	318	(42)	33
Inflation adjustment		9,041	—	—
		200,626	142,540	93,159
Changes in working capital
Increase in Trade and other receivables	16	(123,246)	(49,438)	(115,355)
(Increase) / decrease in Other assets	17	45,007	(56,015)	581
Increase in Trade and Other payables	21	194,619	130,714	134,295
(Decrease) / Increase in Tax Liabilities	23	(10,967)	(4,245)	5,309
(Decrease) / Increase in Provisions	25	(1,111)	(237)	317
Cash from operating activities		304,928	163,319	118,306
Income tax paid		(11,475)	(8,868)	(9,820)
Net cash from operating activities		293,453	154,451	108,486
Cash flows from investing activities
Net acquisitions of Property, plant and equipment	18	(965)	(987)	(1,949)
Additions of Intangible assets	20	(17,260)	(11,365)	(46,068)
Acquisitions of financial asset at FVPL		(117,517)	—	—
Net (acquisitions)/collections of financial assets at FVPL		1,487	(327)	7,520
Interest collected from financial instruments		49,588	17,649	2,556
Contingent Consideration Liability Paid		—	(665)	—
Net cash provided by / (used in) investing activities		(84,667)	4,305	(37,941)
Cash flows from financing activities
Proceeds from issuance of shares		—	—	63,177
Proceeds from initial public offering		—	—	87,088
Repurchase of shares	13	(97,929)	(2,021)	—
Initial public offering expenses paid		—	—	(638)
Share-options exercise paid	13	153	3,939	81
Proceeds from borrowings	22	—	14,782	5,000
Repayment of borrowings		—	(19,967)	—
Interest payments on borrowings		—	(1,600)	—
Interest payments on lease liability		(578)	(177)	(142)
Principal payments on lease liability		(1,103)	(386)	(430)
Finance expense paid related to derivative financial instruments		(28,443)	(19,646)	—
Other finance expense paid		(5,971)	(2,251)	(388)
Net cash (used in) / provided by financing activities		(133,871)	(27,327)	153,748
Net increase in cash flow		74,915	131,429	224,293
Cash and cash equivalents at the beginning of the year		468,092	336,197	111,733
Effects of exchange rate changes on cash and cash equivalents		(6,847)	466	171
Cash and cash equivalents at the end of the year		536,160	468,092	336,197

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Notes to the Consolidated Financial Statements

At December 31, 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1.
General information, Reorganization and Significant Events of the year

1.1 General information

DLocal Limited (“dLocal” or the “Company”) was established on October 5, 2016 as a limited liability holding company in Malta (together with its subsidiaries as the “Group”.) On April 14, 2021, the Group was reorganized under dLocal and domiciled and incorporated in the Cayman Islands. The Company holds a controlling financial interest in the Group.

The Group processes payment transactions, enabling merchants located in developed economies (mainly United States, Europe and China) to receive payments (“pay-ins”) from customers in emerging markets, and to facilitate payments (“pay-outs”) to customers in emerging markets. As of the date these Consolidated Financial Statements were issued, the Group continued its focus on geographic expansion, increasing the total number of in-network countries.

The Group processes local payments in emerging markets through its network of acquirers and payments processors. Through its partnership with financial institutions, the Group expatriates/repatriates funds to/from developed economies where the merchant customers elect settlement in their preferred currency (mainly U.S. Dollar and Euro). These consolidated financial statements include dLocal’s subsidiaries and details of the structure are included under Note 4.

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and operates and may be licensed, as applicable, in many countries in emerging markets, primarily in the Americas, Asia and Africa.

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

These Consolidated Financial Statements as of December 31, 2023, were approved by dLocal’s Board of Directors on March18, 2024.

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

In connection with the Reorganization, the Group amended its existing employee share incentive plan, the “2020 Global Share Incentive Plan”. In this context, all obligations of dLocal Group Limited under this plan (including award agreements issued thereunder) have been transferred to dLocal, and options to purchase common shares of dLocal Group Limited have been converted into options to purchase common shares of dLocal. The conversion was based on a ratio intended to maintain in all material respects the same, and in no event greater, economic benefit to optionees as provided under the plans in effect prior to the Reorganization.

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

1.3 Significant events during the year

a)
Class action lawsuits

On February 23 and February 28, 2023, respectively, we were named, along with several of our senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on the short-seller report. These matters, Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), or the Zappia and Hunt actions, allege, among other things, that the registration statement for our June 2021 initial public offering reflected certain material misstatements or omissions.

On March 3, 2023, plaintiffs in the two Actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

On May 12, 2023, plaintiffs in the Zappia and Hunt actions jointly filed a consolidated amended complaint. On July 11, 2023, we filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and we also filed the reply in further support of our motion to dismiss on September 22, 2023. Our motion to dismiss is now fully briefed, and, on December 7, 2023, the court scheduled oral argument on the motion for February 29, 2024. No other proceedings are currently ongoing or scheduled.

On October 6, 2023, we were named as a defendant, along with our former co-CEO, Sebastián Kanovich, and CFO, Diego Cabrera Canay, in a new putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and SEC Rule 10b-5, as well as control person claims against the individual defendants under Section 20(a) of the Exchange Act. This lawsuit, Francis v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.), alleges misstatements and omissions in various public filings during the period of May 2, 2022 to May 25, 2023 relating to regulatory foreign exchange control risks in Argentina, and our compliance controls and procedures.

On January 4, 2024, the court appointed a putative lead plaintiff and putative lead counsel for the proposed class in the Francis action pursuant to the Private Securities Litigation Reform Act of 1995. On January 17, 2024, the parties submitted a joint stipulation and proposed order on scheduling, by which the deadline for any amended complaint would be March 4, 2024 and we would have until thirty days after the filing of any such amended complaint to answer the same or request a pre-motion conference, as required by court rules, regarding an anticipated motion to dismiss. The court approved the parties’ proposed order the following day.

Due to the preliminary posture of the above described lawsuits as of the date of issuance of these Audit Consolidated Financial Statements, the Management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies have been recorded for the aforementioned matters. DLocal Limited intends to defend itself vigorously in these actions. As of the date of issuance of the Company’s financial statements there were no further updates in this regard.

b)
Developments in Argentina

Argentina is subject to extensive foreign exchange regulations which were revised as recently as December 2023. We consult regularly with our legal advisors in Argentina on the applicability of such foreign exchange regulations to our operations.

In addition, during 2023 certain administrative and judicial inquiries were initiated against our Argentinian subsidiary, dLocal Argentina S.A. These inquiries do not seek financial penalties at this stage. We and our legal advisors consider our activities to be carried out in compliance with applicable laws and regulations, including compliance with foreign exchange market and tax regulations. As of the date of this filling, no provision for contingencies has been recorded for the aforementioned matters. Based on consultations with our legal advisors, we believe we conduct our operations in compliance with applicable laws and regulations, including applicable foreign exchange and tax regulations.

In June 2023, we announced that given the magnitude of our business in Argentina, we intended to show additional economic commitment with our plan to hire approximately 100 people over the next year and 300 people in the medium-term and to make an aggregate investment over time of up to US$ 100 million in Argentina, including through locally issued Argentinian federal government bonds linked to the US Dollar that may be used locally to fulfill operating expenses and local investments according to our strategy. On June 16, 2023, we acquired with our own funds 48,540,361 bonds issued by the Treasury department of Argentina through a public bidding process. On July 31, 2023, we also made a second purchase of bonds issued by the Treasury department of Argentina through a public bidding process, for a total of 47,607,033 bonds. See note 15 Financial Assets at Fair Value through profit or loss or our Audited Consolidated Financial Statements, included elsewhere in this Annual Report.

2.
Presentation and preparation of the Consolidated Financial Statements and material accounting policies

2.1. Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS I C”) applicable to companies reporting under IFRS, and comply with IFRS as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in thousands of U.S. Dollars, except for share data or as otherwise indicated, which is the functional currency of DLocal Limited.

The Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial assets measured at fair value as explained in Note 2.5: Financial instruments-initial recognition and measurement, and for Financial Statements of the Group’s operations in Argentina, which were adjusted to reflect the hyperinflationary nature of Argentina’s economic as detailed in Note 2.3: Foreign currencies.

The preparation of these Consolidated Financial Statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying dLocal’s accounting policies. Areas involving a higher degree of judgment or complexity, or where assumptions and estimates are significant to the Consolidated Financial Statements, are disclosed in Note 3: Accounting estimates and judgments.

2.2. Basis of consolidation

The consolidated financial statements comprise the consolidated financial position of the Group as of December 31, 2023 and 2022 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2023, 2022 and 2021.

Subsidiaries

The Group consolidates all entities in which it holds a controlling financial interest. Control is achieved when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated.

Entities over which dLocal holds a controlling financial interest are referred to as subsidiaries. Subsidiaries are fully consolidated from the date dLocal obtains its controlling financial interest and are deconsolidated when dLocal loses control over the subsidiary. Subsidiaries included in the consolidated Group accounts are described in Note 4: Consolidation of subsidiaries.

Changes in the ownership interest of a subsidiary where the Group maintains control are accounted for within shareholders’ equity.

2.3. Foreign currencies

i) Functional and presentation currency

Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in U.S. Dollar, which is dLocal’s functional and presentation currency.

ii) Transactions and balances

Foreign currency transactions are translated into dLocal’s functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss.

The Group has adopted a policy to present gains and losses stemming from foreign exchange transactions within various financial statement line items based on the nature of the item that generated the exchange difference. For example, gains or losses stemming from trade payables and pay-in and pay-out transactions are recognized within Cost of Services, whereas exchange differences arising from loans, including intra-group loans, are presented within Finance costs. This policy is applied consistently each reporting period.

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

iii) Argentina operations

The Group has operations in Argentina, which has experienced economic volatility amidst deteriorating economic conditions, a devaluation of its currency, the Argentinian Peso, high interest rates, a high level of inflation and a large public deficit. Together, these factors have led Argentina to request financial assistance from the International Monetary Fund.

The Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“ IAS 29”) to its operations in Argentina. IAS 29 requires that financial statements of entities whose functional currency is undergoing hyperinflation to be adjusted for the effects of changes in the general price index. This adjustment is expressed in terms of the current unit of measurement at the closing date of the reporting period. To determine whether an economy meets IAS 29’s definition of hyperinflationary, a series of factors must be considered, including whether the cumulative inflation rate for the most recent three-year period approximates or exceeds 100%.

IAS 29 requires adjustments to non-monetary items in the Statement of Financial Position through application of a general price index from the items’ initial recognition date through the end of the reporting period. Additionally, all items in the statement of comprehensive income are expressed in terms of the measuring unit current at the end of the reporting period.

The inflation adjustment was calculated by means of a conversion factor derived from the Argentine price indexes published by the Argentine Federation of Professional Councils of Economic Sciences National Institute of Statistics (“FACPCE”). The price index for the year ended December 31, 2023, was 3.1 (1.9 and 1.5 for the years ended December 31, 2022 and 2021, respectively).

The Group’s Argentinian results of operations were translated into U.S. Dollars at the applicable closing exchange rate after adjusting for inflation.

iv) Group companies

The results and financial position of foreign operations of non-hyperinflationary economies with a functional currency that differs from the presentation currency are translated into the presentation currency as follows:

• Assets and liabilities for each item presented on the statement of financial position are translated at the closing rate as of the end of the reporting period;

• Income and expenses are translated at average exchange rates; and

• All resulting exchange differences are recognized in other comprehensive income.

The results and financial position of foreign operations whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency as follows:

• All amounts (i.e., assets, liabilities, equity items, income and expenses) are translated at the closing rate at the date of the most recent statement of financial position.

On consolidation, exchange differences arising from the translation of foreign entities are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss as part of the gain or loss on sale.

The following table reflects the exchange rates of the currencies used by the Group compared to the USD during the twelve months ended December 31, 2023 and 2022:

	Average rate		Year-end spot rate
	2023	2022	Dec 31, 2023	Dec 31, 2022
Argentina (ARS/USD)	633.6	132.1	808.5	176.7
Brazil (BRL/USD)	4.9	5.2	4.9	5.3
Chile (CLP/USD)	875.8	872.3	879.0	851.1
Colombia (COP/USD)	3,939.9	4,273.1	3,854.9	4,852.5
Costa Rica (CRC/USD)	526.7	642.7	523.0	593.2
Dominican Republic (DOP/USD)	57.4	55.0	58.1	56.2
Ecuador (USD/USD)	1.0	1.0	1.0	1.0
Egypt (EGP/USD)	30.9	19.3	30.9	24.7
Guatemala (GTQ/USD)	7.8	7.8	7.8	7.8
India (IRN/USD)	83.2	78.8	83.2	82.7
Indonesia (IDR/USD)	15,494.5	14,880.2	15,397.0	15,568.0
Israel (NIS/USD)	3.7	3.4	3.6	3.5
Malaysia (MYR/USD)	4.7	4.5	4.6	4.4
Malta (EUR/USD)	1.1	0.9	1.1	0.9
Mexico (MXN/USD)	17.2	20.1	17.0	19.5
Morocco (MAD/USD)	10.0	10.2	9.9	10.4
Nigeria (NGN/USD)	844.4	427.2	911.7	460.8
Panama (USD/USD)	1.0	1.0	1.0	1.0
Paraguay (PYG/USD)	7,339.6	7,007.8	7,275.0	7,247.8
Peru (PEN/USD)	3.7	3.8	3.7	3.8
Singapore (SGD/USD)	1.3	1.4	1.3	1.3
South Africa (ZAR/USD)	18.6	16.4	18.4	17.0
Uruguay (UYU/USD)	39.2	41.1	38.9	39.9

2.4. Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term, highly liquid financial instruments with original maturities of three months or less. dLocal classifies a financial instrument as a cash equivalent when the following conditions are met:

•
The financial instrument can be immediately converted into a known amount of cash;
•
The fair value of the financial instrument approximates its carrying value; and
•
The financial instrument is subject to an insignificant risk of a valuation change.

Cash equivalents are measured at amortized cost and are presented within current assets due to their short-term nature.

2.5. Financial instruments - initial recognition and subsequent measurement

i) Financial assets

Initial recognition and measurement

Financial assets are initially recognized at fair value and subsequently held at amortized cost, fair value through other comprehensive income (“OCI”), or fair value through profit or loss (“FVPL”).

Upon initial recognition, financial assets are classified depending on the asset’s contractual cash flow characteristics and the Group’s business model for managing such cash flows. The Group initially measures a financial asset at its fair value, or if a financial asset will not be held at fair value through profit or loss, fair value plus directly attributable transaction costs. Except for trade receivables that do not contain a significant financing component, or financial assets where the Group has applied IFRS 15’s practical expedient, financial assets are generally recognized at fair value plus directly attributable transaction costs and are held at amortized cost . Trade receivables that do not contain a significant financing component or for which the Group has applied IFRS 15’s practical expedient are measured at the transaction price stemming from the customer contract as required by IFRS 15, Revenue from Contracts with Customers.

To be classified and measured at amortized cost or fair value through OCI, a financial asset must give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the outstanding principal balance. This assessment is referred to as the SPPI test and is performed on an instrument-by-instrument basis. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the Group’s business model for managing such cash flows.

The Group’s business model determines whether financial assets are managed to collect the asset’s contractual cash flows, to be sold, or both. In cases where the Group intends to collect a financial asset’s contractual cash flows, the asset will be recognized and measured, initially and subsequently, at amortized cost. If a financial assets cash flows are held with the objective of collecting the contractual cash flows and/or selling the asset, then the financial asset is initially and subsequently recognized at fair value through OCI.

Financial assets as of December 31, 2023 and 2022 include cash and cash equivalents, other assets, trade and other receivables, derivative financial instruments and investments in quoted debt securities.

Subsequent measurement

Financial assets are subsequently measured based on their classification, which include (i) amortized cost; (ii) fair value through OCI; and (iii) fair value through profit or loss. Cumulative gains and losses may be recycled for debt investments held at fair value through OCI, but not equity investments.

Financial assets at amortized cost

Financial assets held at amortized cost are subject to impairment testing and subsequently measured using the effective interest method.

The Group’s financial assets at amortized cost for 2023 and 2022 include cash and cash equivalents, other assets and trade and other receivables which correspond to uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed .

Financial assets at fair value through profit or loss

Financial assets held at fair value through profit or loss are initially and subsequently measured at fair value, with gains or losses recognized in profit or loss. This category of financial assets includes equity investments held for trading, debt securities that do not qualify for measurement at amortized cost or fair value through other comprehensive income, and equity investments for which the Company has not elected to recognize remeasurement gains and losses through OCI.

The Group’s financial assets at fair value through profit or loss as of December 31, 2023 and 2022 include derivative financial instruments, investment in quoted debt securities and treasury bonds.

Financial assets at fair value through OCI

The Group did not hold any financial assets within this category as of December 31, 2023 or 2022.

Financial assets designated at fair value through OCI (equity instruments)

The Group did not hold any financial asset within this category as of December 31, 2023 and 2022.

Derecognition

A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:

• The rights to receive the asset’s cash flows expire; or

• The Group transfers its rights to receive cash flows from the asset or assumes an obligation to pay all cash flows received to a third party under a “pass-through” arrangement; and

• The Group (a) transfers virtually all risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control over the asset.

When the Group transfers its rights to receive a financial asset’s cash flows but does not transfer or retain substantially all the risks and benefits, the financial asset is recognized to the extent of the Group’s continuing involvement. In such cases, the Group also recognizes an associated liability. In such cases, the transferred financial asset and associated liability is measured in a manner that reflects the Group’s retained rights and obligations. No financial assets and liabilities meeting these conditions were recognized as of December 31, 2023 or 2022.

Guarantees over transferred assets represent a form of continuing involvement. Such assets are measured at an amount equal to the lower of the original carrying amount of the financial asset and the maximum amount the Group could be required to pay under the terms of the guarantee.

ii) Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss.

ECLs are measured based on the difference between the cash flows the Group is contractually entitled to less cash flows that the Group expects to receive, discounted at the instrument’s original effective interest rate. The expected cash flows include cash flows resulting from the sale of collateral held or other credit enhancements integral to the instrument’s contractual terms.

The Group applies a simplified approach for trade and other receivables when calculating ECLs. Specifically, the Group recognizes a loss allowance equal to the lifetime ECLs based on the segmentation of trade receivables. The Group uses its historical loss experience, adjusted to reflect current, reasonable and bearable forecasts of future economic conditions, when measuring ECLs.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are initially classified at fair value through profit or loss, amortized cost or as derivatives designated as hedging instruments in an effective hedging relationship.

Financial liabilities held at amortized cost are initially recognized net of transaction costs that are directly attributable to the issuance of the liability.

The Group’s financial liabilities as of December 31, 2023 and 2022 include trade and other payables, lease liabilities, derivative financial instruments, contingent consideration liability and borrowings.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities held at fair value through profit or loss include financial liabilities that are held-for-trading or designated to be held at fair value through profit or loss when initially recognized. Financial liabilities are classified as held-for-trading if incurred solely in connection with a near term repurchase a financial asset that has been sold, including derivative financial instruments that are not designated as hedging instruments in hedge relationships.

Gains and losses on held-for-trading liabilities are recognized in the statement of comprehensive income.

The Group’s financial liabilities at fair value through profit or loss as of December 31, 2023 and 2022 include derivative financial instruments.

Financial liabilities at amortized cost

Financial liabilities held at amortized cost include interest-bearing borrowings, trade and other payables incurred in exchange for purchased goods or services, and lease liabilities. Financial liabilities related to interest-bearing borrowings are recognized at an amount equal to the net issuance proceeds received less directly attributable issuance costs. Trade and other payables are generally unsecured and due within 30 days. As a result, their book value approximates fair value and such amounts are presented within current liabilities unless due 12 months after the applicable reporting date.

Any original issuance discount or premium is amortized through Finance Costs using the Effective Interest Rate (“EIR”) method. If, at settlement, the carrying amount of a financial liability exceeds its carrying amount, a settlement gain or loss equal to this difference is recognized through profit or loss.

Derecognition

A financial liability is derecognized when the obligation is discharged, cancelled or expires. When an existing financial liability is replaced by another financial liability from the same lender on substantially different terms, or if the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of comprehensive income.

iv) Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The Group operates in several foreign currencies and is exposed to foreign currency risk. From time to time, the Group uses derivative financial instruments, such as delivery and non-deliverable forward currency contracts to hedge or reduce exposure to foreign currency risks. The Group has elected to separate the spot element from the forward element of certain derivative financial instruments and designated as the hedging instrument only the change in the fair value of the spot element. The change in the fair value of the spot element of such derivatives is presented in the Costs of services line item. The change in the fair value of the forward element of such derivatives is presented in the Finance costs line item. For information about derivative financial instruments see Note 24: Derivative financial instruments.

v) Fair value of financial instruments

The Group measures financial assets held at fair value through profit or loss at fair value as of each reporting date.

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

The Group uses observable market data to the extent possible. For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

vi) Financial instruments-offsetting

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

2.7. Property, plant and equipment

Property, plant and equipment (“PP&E) are stated at historical cost, net of accumulated depreciation and impairment losses, if any, unless pertaining to the Group‘s Argentine operations which have been adjusted pursuant to IAS 29 as detailed in Note 2.3: Foreign currencies. Historical cost includes material expenditures that can be measured reliably and are directly attributable to the acquisition of the property, plant or equipment. Repairs, maintenance and all other expenditures are charged to profit or loss during the period in which they are incurred.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, when it is probable that future economic benefits associated with these costs will be realized by dLocal and such benefits can be reliably measured. All other repair and maintenance expense is charged to the statement of comprehensive income during the year in which they are incurred.

Residual values and useful lives are reviewed at the end of each reporting period and adjusted on a prospective basis, if appropriate. Depreciation is calculated on a straight-line basis over the estimated useful lives of the asset as follows:

Computer Equipment	3 years

Building Improvements	10 years

An item of property, plant and equipment is derecognized upon disposition or when future economic benefits are expected from its use or disposal.

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

2.8. Intangible assets

Acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives, generally up to three years.

The Group’s business relies heavily on digital products and services used to facilitate commercial relationships between international merchants and their emerging market customers. dLocal is constantly developing future product releases, enhancements and upgrades to existing software, as well as maintenance-oriented updates. Internal costs incurred to develop software for which a future economic benefit is likely to arise are capitalized and amortized over their useful life.

Software maintenance costs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of the Group’s identifiable and unique software products are recognized as an intangible asset. Costs that are directly attributable to internally developed software are capitalized and recognized as part of the intangible asset, which principally includes salaries and wages of Group software engineers and third-party professional service costs. The Group limits its capitalization of costs to the software or product’s development phase if it can demonstrate the following:

• The technological feasibility of completing the intangible asset so that it will be available for use or sale;

• The intention to complete the intangible asset and use or sell it;

• The ability to use or sell the intangible asset;

• How the intangible asset will generate probable future economic benefits;

• The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset;

• The ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development costs that do not meet these capitalization criteria are expensed as incurred.

Capitalized developed software intangible assets are amortized on a straight-line basis over the asset’s remaining useful life. Amortization cost is presented within “Cost of services” or “General and administrative” cost in the Statement of Comprehensive Income, depending on the nature of the capitalized cost. The remaining useful life of each asset is evaluated at the end of each reporting period or when facts and circumstances warrant an interim re-assessment. The Group believes the remaining useful lives are reasonable in light of the future usage of the assets.

2.9. Impairment of non-financial assets

A non-financial asset’s ability to generate future economic benefits is considered when assessing whether the asset is impaired. Specifically, the Group considers the future economic benefits from making its service attractive for new or existing merchants in addition to benefits arising from the reduction of costs through the elimination of unnecessary activities.

An assessment is made at each reporting date to determine whether there is an indication that an asset may be impaired, or to determine whether previously recognized impairment losses are recoverable. If any indication of an impairment exists, the Group estimates the asset’s recoverable amount. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of cash flows generated from other assets or groups of assets.

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

2.10. Provisions

Provisions are recognized when the Group has a present legal or constructive obligation resulting from past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions for contingencies related to lawsuits or other legal claims are recognized when it is probable an outflow of funds will be necessary to settle the contingency/obligation, and the outflow is reasonably estimable.

The likelihood of loss includes an evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their importance in the legal system, as well as the opinion of outside legal counsel. Provisions are reviewed and adjusted to reflect changes in circumstances as necessary.

Provisions are measured at the present value of management’s best estimate of the outflow necessary to settle the present obligation at the end of each reporting period. The present value of the obligation is derived using a pre-tax rate discount rate that reflects current market information and risks specific to the applicable obligation. Increases in provisions resulting from the passage of time are recognized through “Finance cost”. Provisions are disclosed in the statement of financial position based on their nature.

2.11. Share-based payments and warrants contracts

2.11.1. Share-based payments

The Group launched three share-based plans. Certain key employees have been awarded share-based compensation pursuant to the Group’s Employee Share Purchase Plan (“ESPP”), which consists of the “Ordinary A Share Purchase Agreement and the Share Restriction Agreement”, “Share Option Award Agreements”, “Restricted Stock Unit Agreements” and “Performance Share Unit Agreements” (together referred to as the “Agreements”), and the "DLocal Limited amended and restricted 2020 Global Share Incentive Plan" discussed in Note 1.2. For all plans, management commits to grant shares of dLocal to the defined participants. Options are granted under the plan for no consideration and carry no dividend or voting rights.

Under these Agreements, certain employees and members of dLocal’s executive management team were granted share options, restricted stock units (“RSU”) or ordinary shares that are subject to service-based vesting conditions. PSUs vest in a manner similar to the service conditions of the RSUs, however, vesting is also contingent upon achievement of performance targets (non-market performance conditions) as determined by the Board.

The Group is under no obligation to cash-settle any of the equity awards issued. The awards have been classified within shareholders’ equity.

The cost of share-based compensation is measured using the fair value at the grant date. The cost is expensed together with a corresponding increase in equity over the service period or on the grant date when the grant relates to past services.

The total amount to be expensed is determined by reference to the fair value of the tranche shares granted at the grant date, which is also based on:

•
Including any market performance conditions;
•
Including the impact of any non-market performance vesting conditions (i.e. remaining an employee of the entity over a specified time), and;
•
Including the impact of any non-vesting conditions (i.e. the requirement for participants to save or hold shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

When the shares are vested, the Group transfers the correspondent number of shares to the participant. The shares received by the participants, net of any directly attributable transaction costs (including withholding taxes) are credited directly to equity.

The significant judgments, estimates and assumptions regarding share-based payments and activity relating to share-based payments are discussed further in Note 3.2.

2.11.2. Warrants contracts

In 2019, the Group issued a warrant (the “Warrant”) that provided a merchant (the “Merchant”) with the right to acquire up to 17,345,000 ordinary shares while simultaneously executing an agreement to provide services to the Group. The Warrant is exercisable through January 24, 2026 at a purchase price per share equal to (1) U.S. Dollars 0.57 or (2) upon any reorganization (including any change of control) of the Group, the lesser of (i) U.S. Dollars 0.57 and (ii) sixty percent ( 60%) of the price per share paid in or implied by such transaction.

At the Group’s option, the Warrant may be settled in cash or net settled with Ordinary Class A Shares. If the Group elects to share settle the contract, it must deliver Ordinary Class A shares determined by dividing (i) the product of the number of Ordinary Class A shares underlying the Warrant multiplied by the intrinsic value of the Warrant at the time of exercise, by (ii) the fair value per Ordinary Class A share at the time of exercise.

If exercised, the Merchant’s beneficial ownership will be limited to 4.999 % of the Group’s outstanding ordinary shares unless the Merchant waives this limit upon providing 61 days’ notice.

The Group determined the Warrant is (i) a payment to a customer related to a revenue contract that is within the scope of IFRS 15, and (ii) an equity-settled share-based payment that falls within the scope of IFRS 2. Accordingly, the fair value of the Warrant was accounted for as a reduction in revenue upon commencement of the service agreement.

On November 15, 2023, a warrant holder exercised its net issuance right, resulting in the net issuance of 6,334,134 shares at a Fair Market Value of $18.098 per share. The Fair Market Value was calculated based on the average price over the five business days preceding the exercise date.

Set out below is a summary of the warrants granted:

	2023		2022
	Average		Average
	exercise price		exercise price
	per share		per share
	warrant	Number of	warrant	Number of
	(U.S. Dollars)	warrants	(U.S. Dollars)	warrants
As of January 1	0.57	15,213,587	0.57	15,213,587
Exercised during the year	0.57	(6,541,087)	—	—
As of December 31	0.57	8,672,500	0.57	15,213,587
Vested and exercisable at December 31	0.57	8,672,500	0.57	15,213,587

No warrants expired during the periods covered by the above table.

All warrants expire on January 1, 2026.

2.12. Leases and right of use assets

IFRS 16, Leases, applies to all leases with the exception of licenses of intellectual property rights held by licensing agreements within the scope of IAS 38, Intangible Assets and service concession arrangements.

When the Group is the lessee, it is required to recognize both:

▪ A lease liability, measured at the present value of remaining cash flows on the lease; and

▪ A right-of-use (“ROU”) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.

The lease agreement can be extended for 1-month terms following the expiration of the base lease term unless the Company elects to terminate the agreement.

The net present value of lease liabilities generally include the following:

• fixed payments (including in-substance fixed payments), less any lease incentives receivable;

• variable lease payment based on an index or a rate, initially measured using the index or rate as of the commencement date;

• amounts expected to be payable by the Group under residual value guarantees;

• amounts required to be paid upon exercise price of a purchase option if the Group is reasonably certain to exercise that option; and

• penalties resulting from the termination of a lease if the lease term assumes the Group will exercise its termination option.

If renewals are reasonably certain of being exercised, payments required under such renewal terms are included in the measurement of the lease liability.

The lease liability will subsequently increase for the accrual of interest, resulting in a constant rate of return throughout the life of the lease, and reduce when payments are made. The ROU asset will amortize to the income statement over the life of the lease.

The lease liability is remeasured when there is a change in one of the following:

▪ Future lease payments arising from a change in an index or rate;

▪ The Group’s estimate of the amount expected to be payable under a residual value guarantee; or

▪ The Group’s assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in the Statement of Comprehensive Income if the carrying amount of the ROU asset has been reduced to nil. On the balance sheet, the ROU assets are included within property, plant and equipment and the lease liabilities are in separated lines.

Short-term Leases

The Group applies the recognition exemption in IFRS 16 for leases with a term not exceeding 12 months. For these leases, the lease payments are recognized as an expense on a straightline basis over the lease term unless another systematic basis is more appropriate.

The Group has executed lease contracts of one year or less in the following countries: Malta, Israel, Brazil, China, Chile, Colombia, India, Singapore, and Argentina. In those locations, the Group utilizes co-working facilities that are subject to short-term contractual arrangements. Several suitable alternatives exist in each location. This provides maximum flexibility to increase, reduce or terminate these arrangements based on changes in the Group’s operating plans while minimizing relocation and buildout costs. These locations do not require company-specific infrastructure, and the cost of returning the leased asset is insignificant. Upon expiration of each contract, the Group reassesses whether to extend or terminate the agreement based on the level of local activity, market trends and strategic plans for each location.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for the Group leases, the incremental borrowing rate is used. The incremental borrowing rate represents the cost to borrow the funds necessary to acquire an asset of similar value in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

• uses recent third-party financing received by the individual lessee where possible, adjusted to reflect changes in financing conditions since the applicable third party financing was received; or

• derives the incremental borrowing rate using the risk-free interest rate, adjusted for credit risk for leases held by the Group, which does not have recent third-party financing, and makes adjustments specific to the lease.

The Group does not have any restrictions or covenants imposed by the lessor on its property leases which restrict its businesses

2.13. Equity

Common shares are presented within shareholders’ equity. Incremental costs directly attributable to the issuance of new ordinary shares or options to acquire common shares are recognized as a reduction of shareholders’ equity, net of tax, from issuance proceeds.

The calculation of basic and diluted earnings per share is based on the profit attributable to equity holders of the Group parent and the basic and weighted average number of shares excluding treasury shares held. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all expected dilutive potential ordinary shares held in respect of the Group.

The Group presents common shares it has repurchased as its own shares, which are initial recognized as the cost to repurchase such shares and presented as a reduction from shareholders’ equity.

2.14. Revenue

dLocal provides payment processing services to merchants as follows:

•
dLocal specializes in local payments so that merchants can reach consumers located in emerging markets. On a recurring basis merchants and their customers are exchanging goods and services while dLocal provides the payment solution to that relationship. dLocal does not have any obligation to provide such goods or services between the merchant and its customer but is responsible for processing payments through its platform;
•
dLocal only processes the payment through its platform when a complete authorization request was made by the merchant. The authorization request shall be made by transmitting the authorization data of the transaction to dLocal;
•
dLocal contracts with service providers for the authorization, processing and settlement services performed by payment schemes networks and card issuers;
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

•
Pay-ins: are transactions where dLocal collects money in local currency in emerging markets countries and makes it available for merchants in their requested currency and country, after a settlement period. Revenue for this type of transaction is recognized when the authorized transaction is processed. This type of revenue is recognized at a point in time.
•
Pay-outs: are transactions where dLocal collects money from its merchants in the countries and currencies of preference and then disburses money in local currency in emerging markets countries according to the merchants’ instructions. Revenue for this type of transaction is recognized upon completing the pay-out of an authorized transaction in local currency. This type of revenue is recognized at a point in time.

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

Revenue from contracts with merchants comprises:

Transaction revenues

The Group recognizes fees charged to merchants as transaction revenue and fees incurred in processing payments as cost of services. Fees earned from merchants are presented as gross revenue due to the following considerations which indicate the Group controls the payment processing services and acts as the Principal:

•
The Group bears primary responsibility to merchants for the fulfillment of the payment service;
•
The Group contracts directly with merchants and there is no contractual relationship between merchants and payment processors (i.e., the service providers);
•
The Group has independently negotiated arrangements with payment processors;
•
The established fees are independent of the costs incurred from payment processors and the Group, therefore, has full margin risk for each transaction;
•
In cross border transactions, the Group or the merchants may bear foreign exchange risk depending on each agreement. The foreign exchange fees charged to merchants are based on a fixed fee per transaction or fixed percentage of the transaction value. When the Group bears the foreign exchange risk, it occurs from the time the transaction in local currency is authorized until the Group converts the money to foreign currency (USD or EUR for pay-ins) and from the time the Group receives the money from the merchant until the Group converts the money to local currency (for pay-outs);
•
The Group bears credit risk from the agents and third-party processors, acquirers and collection entities for the payment settlement. These processors collect funds from the end consumers’ financial institutions and are required to pay the proceeds from these transactions. dLocal is not insured against credit losses. If a processor or acquirer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay amounts owed to dLocal when due, dLocal must nonetheless process the payment transaction for the benefit of merchants and end consumers. Merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder.

Transaction revenues are recognized as revenue at a point in time when an authorized payment transaction is processed.

Transaction revenues are those that are directly related to the volume of payments processes in dollars or in quantity of transactions.

Transaction revenues are comprised by:

•
Processing fees: based on a percentage or fixed fee per approved transaction;
•
Installment fees: corresponds to the fee applied to those transactions created with installments, and can be applied to the merchant or to the end users;
•
Foreign Exchange Fees: in cross-border transactions, a spread is applied to the exchange rate used for the currency conversion and can be based on a percentage or fixed fee;
•
Other transactional fees: mainly corresponds to fees charged for each chargeback and refunds dLocal has to manage and dispute, and other transactional fees.

Other revenues

Other revenues are comprised of initial setup fees, minimum monthly fees, maintenance fees and transfer fees the Group is entitled to from its merchant customers. Other revenues are recognized at a point in time when the performance obligation is satisfied.

2.15. New accounting pronouncements

The accounting policies and methods of computation adopted in the preparation of these Consolidated Financial Statements are consistent with those followed in the preparation of the Group annual Consolidated Financial Statements for the year ended December 31, 2022.

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. A number of new or amended standards became applicable for the current reporting period. The Group did not change its accounting policies or make retrospective adjustments as a result of new accounting standards made applicable on January 1, 2023, but improved the disclosure of material accounting policies as required by the amendments of IAS 1.

Effective for Periods beginning on or after January l, 2023

The following amendments have been issued by IASB and are effective for the year ended December 31, 2023. Those amendments, however, did not have material impacts on the amounts recognized on this Consolidated Financial Statements.

•
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2;
•
Definition of Accounting Estimates – Amendments to IAS 8; and
•
Amendments to IAS 12 - International Tax Reform (Pillar Two Model Rules) and Deferred Tax related to Assets and Liabilities arising from a Single Transaction

New accounting pronouncements

Certain amendments to accounting standards have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group. These amendments are not expected to have a material impact on the Group in the current reporting periods and management is assessing impact on future periods and on foreseeable future transactions.

The Group did not change its accounting policies or make retrospective adjustments as a result of new accounting standards made applicable on January 1, 2023.

3.
Accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the group’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

3.1. Provisions

Where applicable, the Group recognizes a provision for contingent claims related to labor matters. Such provisions include an assessment of the probability that a past event has given rise to a present obligation, as well as an analysis of labor lawsuits and claims, including available evidence and jurisprudence, the hierarchy of laws and recent court decisions. The Group applies its professional judgment while considering the opinion of its legal advisors.

Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, inspection findings and additional exposures identified based on new issues or court decisions.

3.2. Share-based payment transactions

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model. Which depends on the terms and conditions of the grant. The estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of share option or appreciation right.

Making estimates requires management to exercise significant judgment. It is a least reasonably possible that the estimate of the effect of a condition. Situation or set of circumstances that existed at the date of the consolidated financials statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. For more information see note 29.

4. Consolidation of subsidiaries

DLocal Limited is the Group parent and acts as a holding company for all subsidiaries whose main activity is cross-border and local payments, enabling international merchants to access end customers in emerging markets. Its principal sources of revenue include dividends from subsidiaries and profit sharing payments from subsidiary partnerships.

The Consolidated Financial Statements of the Group include the following subsidiaries, each of which serves a different vertical or a provides a specific service according to the needs of the Group:

			% of equity interest held by Dlocal
Entity name	Country of incorporation	Principal activities	2023		2022
Dlocal Group Limited	Malta	Holding Company	100%		100%
Dlocal Limited	Malta	Payments provider	99.999%		99.999%
Dlocal Markets Limited	Malta	Holding Company	100%		100%
Dlocal Hold Ops Limited	Cayman Islands	Holding Company	100%	(3)	100%
Dlocal LLP	United Kingdom	Payments provider	99.999%		99.990%
Dlocal Corp LLP	United Kingdom	Payments provider	99.99%		99.99%
Dlocal OpCo UK LTD	United Kingdom	Payments provider	100%	(3)	100%
Dlocal Inc.	United States of America	Holding Company	-	(4)	100%
Dlocal Technologies S.A.	Uruguay	Service provider	100%		100%
Dlocal Uruguay S.A.	Uruguay	Collection entity	100%		100%
Dlocal PTE Limited	Singapore	Holding Company	100%		100%
Dlocal Argentina S.A.	Argentina	Collection entity	100%		100%
Demerge Arg. S.A.	Argentina	Service provider	100%		100%
Dlocal Services Arg S.A.	Argentina	Service provider	100%		100%
Demerge Services Arg S.A.	Argentina	Service provider	100%	(3)	100%
DLocal Bangladesh Limited	Bangladesh	Collection entity	100%		100%
Demerge Bolivia S.R.L.	Bolivia	Collection entity	97%	(3)	100%
Dlocal Brasil Holding Financeira	Brazil	Holding Company	100%		100%
Dlocal Brasil Instituição de Pagamento S.A.	Brazil	Collection entity	100%		100%
Demerge Brasil Facilitadora de Pagamentos Ltda.	Brazil	Collection entity	100%		100%
Webpay Brasil Pagamentos Ltda.	Brazil	Collection entity	100%	(3)	100%
Demerge Cameroun SARL	Cameroon	Collection entity	100%	(3)	100%
Dlocal Chile SPA	Chile	Collection entity	100%		100%
Demerge Chile SPA	Chile	Collection entity	100%		100%
Pagos y Servicios Limitada	Chile	Collection entity	99%		99%
FCA Chile 2 Spa	Chile	Collection entity	100%	(3)	100%
Dlocal Colombia S.A.S.	Colombia	Collection entity	100%		100%
Demerge Colombia S.A.S.	Colombia	Collection entity	100%		100%
Kupa Colombia S.A.S.	Colombia	Collection entity	100%	(3)	100%
Dlocal Costa Rica SRL	Costa Rica	Collection entity	100%	(3)	100%
Demerege Ecuador S.A. (1)	Ecuador	Collection entity	100%		100%
Dlocal Egypt LLC	Egypt	Collection entity	100%		100%
Dlocal El Salvador S.A de C.V.	El Salvador	Collection entity	99.95%	(3)	100%
dLocal Ghana Limited Company	Ghana	Collection entity	100%	(3)	100%
Demerge Guatemala S.A.	Guatemala	Collection entity	99.94%	(3)	100%
Dlocal Honduras S.A.	Honduras	Collection entity	100%	(3)	100%
Depansum Solutions Private Limited	India	Collection entity	99%		99%
Dlocal India Pvt Limited	India	Collection entity	99.99%		99.99%
Guisol Solutions Private Limited	India	Collection entity	100%	(3)	100%
PT Dlocal Solutions Indonesia	Indonesia	Collection entity	99%		100%
Dlocal Israel Limited	Israel	Service provider	100%		100%
Dlocal SARL	Ivory Coast	Collection entity	100%	(3)	100%
Demerge Japan Ltd	Japan	Collection entity	100%	(3)	66.6%
Dlocal Payments Kenya Limited	Kenya	Collection entity	90%	(3)	100%
Depansum Malaysia SDN. BHD.	Malaysia	Collection entity	95%	(3)	100.0%
Demerge Mexico S.A. de C.V.	Mexico	Collection entity	99.99%		99.999%
Dlocal Mexico S.A. DE C.V.	Mexico	Collection entity	99.99%		99.999%
Dlocal Technologies Mexico S.A. DE C.V.	Mexico	Service provider	99.99%		100%
DLocal Morocco SARL AU	Morocco	Collection entity	100%		100%
Demerge Nigeria Limited	Nigeria	Collection entity	100%		100%
Dlocal Panama S.A.	Panama	Collection entity	100%		100%
Dlocal Paraguay S.A.	Paraguay	Collection entity	100%		100%
Demerge Peru S.A.C.	Peru	Collection entity	99%		99%
Depansum Perú S.A.C	Peru	Collection entity	100%	(3)	100%
Dlocal Payments Philippines Incorporated	Philippines	Collection entity	100%	(3)	100%
Demerge República Dominicana SAS	Dominican Republic	Collection entity	99.99%		99.99%
Dlocal Rwanda Ltd.	Rwanda	Collection entity	100%	(3)	100%
Depansum PTY Limited	South Africa	Collection entity	100%		100%
DLP South Africa PTY Ltd.	South Africa	Collection entity	100%	(3)	100%
Dlocal Tanzania LTD	Tanzania	Collection entity	99%	(3)	100%
Demerge (Thailand) Co. LTD (2)	Thailand	Collection entity	49%	(3)	49%
Dlocal Uganda LTD	Uganda	Collection entity	100%	(3)	100%
Dlocal Payment Services L.L.C.	United Arab Emirates	Collection entity	100%	(3)	100%
Dlocal US LLC	United States of America	Service provider	100%	(3)	100%
Dlocal Holding Uruguay S.A. (Formerly CILFUR S.A.)	Uruguay	Service provider	100%	(3)	100%
DEMERGE URUGUAY S.A. (Formerly 'Maubek S.A.')	Uruguay	Service provider	100%	(3)	100%
DLOCAL SERVICES URUGUAY S.A. (Formerly 'Harpot S.A.')	Uruguay	Collection entity	100%	(3)	100%
Dlocal Vietnam Company Limited	Vietnam	Collection entity	100%	(3)	100%
Depansum Arg S.A.	Argentina	Collection entity	99%	(5)	-
Demerge España SL	Spain	Collection entity	100%	(5)	-
Demerge Senegal SAURL	Senegal	Collection entity	100%	(5)	-
PT Dlocal Services Gateway (Indonesia)	Indonesia	Collection entity	85%	(5)	-

PT Dlocal Payment Solutions (Indonesia)	Indonesia	Collection entity	85%	(5)	-
Depansum Limited (Kenya)	Kenya	Collection entity	99%	(5)	-
Dlocal Developments Arg S.A.	Argentina	Collection entity	95%	(5)	-
Dlocal Payments Private Limited (India)	India	Collection entity	99%	(5)	-
Dlocal Nigeria Limited	Nigeria	Collection entity	99.99%	(5)	-
Kupa IMTO Nigeria Limited	Nigeria	Collection entity	99.99%	(5)	-
Delocal Al-Arabia Co. (Saudi Arabia)	Saudi Arabia	Collection entity	100%	(5)	-

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

(4)	DLocal Inc. was liquidated on July, 2023.
(5)	New subsidiaries incorporated during 2023.

5.
Segment reporting

The Group operates as a single operating segment, “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”) who is the Group’s Executive Officer (“Executive Team”) represented by executive officers and directors holders of ordinary shares of the immediate parent of the Company. The Group has determined that its Executive Team is the chief operating decision maker as they determine the allocation of resources and assess performance.

The Executive Team evaluates the Group’s financial information and resources, and assess the financial performance of these resources based on consolidated Revenues, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the applicable reporting period before depreciation of PP&E, amortization of right-of-use assets and intangible assets. It also excludes adjustments applied to subsidiaries operating in hyperinflationary environments, other operating gain/loss, impairment gain/loss on financial assets, secondary offering expenses, transaction costs, other non-recurring costs and share-based payment non-cash charges. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated Revenues.

The Group reconciles its Adjusted EBITDA and Adjusted EBITDA Margin to profit for the year as presented in the Consolidated Statement of Comprehensive Income as follows:

	Note	December 31, 2023	December 31, 2022	December 31, 2021
Profit for the year (i)		149,086	108,697	77,853
Income tax expense	12	29,428	11,586	7,647
Inflation adjustment	11	12,537	1,037	334
Finance income	11	(128,228)	(18,078)	(2,540)
Finance costs	11	116,834	24,668	544
Other operating loss / (gain)		—	697	(2,896)
Impairment (gain) / loss on financial assets (ii)	16, 17	(3,136)	5,534	33
Depreciation and amortization	10	12,225	8,147	4,747
Secondary offering expenses (iii)		—	89	5,158
Transaction costs (iv)		—	—	687
Other non-recurring costs (v)	8	1,663	2,014	—
Share-based payment non-cash charges, net of forfeitures	13	11,922	8,684	7,590
Adjusted EBITDA		202,331	153,075	99,157

Revenues	6	650,351	418,925	244,120
Adjusted EBITDA		202,331	153,075	99,157
Adjusted EBITDA Margin		31.1%	36.5%	40.6%
Profit Margin		22.9%	25.9%	31.9%

(i)
Includes a net gain of USD 17,433 related to the effective portion of foreign currency hedge, which has been presented on a net basis against a foreign exchange loss of USD 17,656 (together with a net foreign exchange loss of USD 223 included in Cost of Services). For further information refer to Notes 6(c)i, Note 11 (ii) and Note 24 Derivative financial instruments.
(ii)
USD 3,454 corresponds to a recovery on deposits in FTX Trading Ltd. as compared to a provision of USD 5,576 in 2022 for expected loss of amounts on deposit in FTX Trading Ltd. (see note 17.ii).
(iii)
Corresponds to expenses incurred by dLocal in relation to a secondary offering of its shares occurred in 2021.
(iv)
Corresponds to costs related to the acquisition of PrimeiroPay in 2021.
(v)
Other non-recurring costs related to an internal review of the allegations made by a short-seller report and class action expense, which include fees from independent counsel, independent global expert services and a forensic accounting advisory firm were included.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of income and of comprehensive income and consolidated balance sheet. Disaggregated information is only reviewed at the revenue level with no corresponding detail at any margin or profitability levels.

As required by IFRS 8: Operating Segments, below are presented applicable entity-wide disclosures related to dLocal’s revenues.

Disaggregated Revenue by region

The Group derives its revenues from operations across 40 countries where its merchant customers operate.

The following table presents the Group’s revenue by region where the payments from/to the merchant customers in certain regions represented at least 10% of Total Revenues during the preceding four quarters:

	2023	YoY%	2022	YoY%	2021
LatAm	492,681	42.7%	345,360	54.5%	223,602
Brazil	158,997	89.2%	84,025	40.8%	59,698
Argentina	75,128	-3.2%	77,577	54.6%	50,165
Mexico	116,835	71.8%	68,000	103.7%	33,376
Chile	55,666	6.1%	52,464	43.7%	36,497
Other countries	86,055	36.0%	63,294	44.3%	43,866
Non-LatAm	157,670	114.3%	73,565	258.5%	20,518
Nigeria	83,969	148.4%	33,805	1762.5%	1,815
Other countries	73,701	85.4%	39,760	112.6%	18,703
Total	650,351	55.2%	418,925	71.6%	244,120

1.
During the years ended December 31, 2023, 2022 and 2021, the Group had no revenues from customers domiciled in the Cayman Islands.

Revenue with large customers

During the year ended December 31, 2023 and 2022 the Group served more than 600 merchants.

During the year ended December 31, 2023, the Group’s revenue from its top 10 merchants represented 60% of its total revenue (50% and 56% of revenue in the years ended December 31, 2022 and 2021, respectively). In 2023 one single merchant customer (none in 2022 and one in 2021) individually accounted for more than 10% of the Group’s total revenue.

Non current assets by country

The Company does not have any non-current assets located in the Cayman Islands.

Material non-current assets are the Intangible Assets described in Note 20 to these Consolidated Financial Statements and are located in Malta.

6.
Revenues and Cost of Services
(a)
Revenue and Gross profit description

dLocal derives revenue by processing payments for international merchants who operate in selected emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	2023	2022	2021
Transaction revenues (i)	637,053	415,444	241,814
Other revenues (ii)	13,298	3,481	2,306
Revenues from payment processing (iii)	650,351	418,925	244,120
Cost of services	(373,492)	(216,758)	(113,677)
Gross profit	276,859	202,167	130,443

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
(iii)
During the year ended December 31, 2022 revenues included an amortization charge of USD 567 and USD 200 during the year ended December 31, 2021, related to prepaid assets. There is no amortization charge for the year ended December 31, 2023.

(b)
Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction, or in the case of chargeback and refunds, its reversal, has been processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time during the year ended December 31, 2023, 2022 and 2021.

(c)
Cost of services

Cost of services are comprised of the following:

	2023	2022	2021
Processing costs (i)	356,295	206,223	107,276
Hosting expenses (ii)	6,235	4,331	3,351
Salaries and wages (iii)	2,252	1,411	706
Amortization of intangible assets (iv)	8,710	4,793	2,344
Total	373,492	216,758	113,677

(i)
Includes fees financial institutions (e.g., banks, local acquirers or payment methods) charge the Group, typically as percentage of the transaction value, but in certain cases, as a fixed fee in the case of pay-outs in relation to payment processing, cash advances, and installment payments. Such fees vary by financial institution and typically depend on the settlement period contracted with such institution, the payment method used and the type of product (e.g., pay-in or a pay-out). These fees also include conversion and expatriation or repatriation costs charged by banks and brokers. During the year ended December 31, 2023 such fees include USD 223 as a result of a net gain on the effective portion of the hedge of USD 17,433 , which offset foreign exchange losses from the hedged items of USD 17,656 in relation to processed volume between the processing date and date of expatriation or repatriation of the applicable funds (foreign exchange losses of USD 273 and USD 2,100 in 2022 and 2021, respectively).
(ii)
Expenses related to hosting services for the Group’ s payment platform.
(iii)
Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9: Employee Benefits.
(iv)
Represents the amortization of capitalized internally generated software (i.e., d.Local’ s payment platform). For further detail refer to Note 20: Intangible Assets.

7.
Technology and development expenses

Technology and development expenses consist of the following:

	2023	2022	2021
Salaries and wages (i)	5,805	2,969	1,381
Software licenses (ii)	3,213	1,294	487
Infrastructure expenses (iii)	2,279	1,496	792
Information and technology security expenses (iv)	442	298	176
Other technology expenses	911	291	550
Total	12,650	6,348	3,386

(i)
Consists primarily of fulltime equivalents (“FTE”)’ compensation related to product and technology development, excluding capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Consists of software licenses used exclusively by the technology development department for the development of the platform.
(iii)
Represents information technology costs to support the Group’s infrastructure and back-office operations.
(iv)
Represents expenses incurred to monitor the security of our network and platform.
8.
Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expense are comprised of the following:

Sales and marketing expenses	2023	2022	2021
Salaries and wages (i)	13,344	10,800	5,126
Marketing expenses (ii)	3,776	2,535	790
Total	17,120	13,335	5,916

General and administrative expenses	2023	2022	2021
Salaries and wages (iii)	36,727	24,697	20,827
Third-party services (iv)	18,500	12,431	12,632
Office expenses (v)	4,886	3,106	2,445
Travel and other operating expenses	6,940	4,755	2,330
Amortization and depreciation (vi)	3,515	3,354	2,403
Total	70,568	48,343	40,637

(i)
Represents salaries and wages related to FTE’s the Group’s Sales and marketing department. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Represents expenses related to trade marketing events, the distribution and production of marketing and advertising campaigns mostly related to public relations expenses, third-party sales commissions, and online performance marketing.
(iii)
Represents salaries and wages related to administrative FTE’s. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(iv)
Includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources services fees. In 2023, third-party services included costs of USD 1,663 (2,014 in 2022) related to an internal review of allegations made by a short-seller, including fees from independent counsel, independent global expert services and forensic accounting advisory firm. In 2021, third-party services included USD 5,158 of Secondary offering expenses, and transaction costs related to the acquisition of PrimeiroPay assets.
(v)
Represents office rent and related expenses.
(vi)
Includes the amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment. Refer to Note 10: Amortization and Depreciation, for further detail.
9.
Employee Benefits

The Group employed 901 full-time equivalents (“FTE”) as of December 31, 2023 (726 and 539 in the year ended December 31, 2022 and 2021, respectively), 38% of which represent information technology engineers (40% and 38% in the year ended December 31, 2022 and 2021, respectively).

Employee benefits costs were comprised of the following:

	2023	2022	2021
Salaries, wages and contractor fees (i)	62,900	42,550	27,535
Share-based payments (ii)	11,922	8,684	7,590
Total	74,822	51,234	35,125

(i)
Salaries, wages and contractor fees include social security costs and annual bonuses. During the year end December 31, 2023 USD 16,694 of salaries, wages and contract fees were capitalized (USD 11,357 in 2022 and USD 7,085 in 2021).
(ii)
Represents compensation expenses stemming from share-based arrangements settled in the Group’s common shares. For further information refer to Note 2.11: Share-based payments and warrants contracts.
10.
Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	2023	2022	2021
Amortization of intangible assets (Note 20)	10,816	6,891	3,917
Right-of-use asset amortization (Note 19)	627	518	453
Depreciation of Property, plant & equipment (Note 18)	782	738	377
Total	12,225	8,147	4,747

11.
Other results

Other results consist of the following categories:

	2023	2022	2021
Interest Income from Financial Instruments (i)	49,588	18,114	2,556
Fair value gains / (losses) of financial assets at FVPL (i)	78,640	(36)	(16)
Finance income	128,228	18,078	2,540

	2023	2022	2021
Finance expense related to derivative financial instruments (ii)	(28,013)	(18,763)	—
Other finance expenses (iii)	(88,243)	(5,728)	(402)
Interest charges for lease liabilities (iv)	(578)	(177)	(142)
Finance costs	(116,834)	(24,668)	(544)
Inflation adjustment (v)	(12,537)	(1,037)	(334)
Total	(1,143)	(7,627)	1,662

(i)
Includes financial income and gains resulting from the remeasurement of short-term liquid financial instruments and financial assets measured at fair value through profit and loss. For further detail refer to Note 15: Financial assets at fair value through profit or loss.
(ii)
Represents the rate implicit in derivative financial instruments not designated as hedging instruments that the Group entered into during the year ended December 31, 2023. The Group elected to separate the spot element from the forward element of the derivative foreign exchange instruments and designated as hedging instrument the changes in the fair value of the spot element. Changes in the fair value of the hedging portion of the derivative contract are recognized within Costs of Services while changes in the fair value of the non-designated portion; i.e. the forward element, are presented within Finance Costs. For further information refer to Note 24 Derivative financial instruments.
(iii)
Includes interest charges for borrowings, foreign exchange losses and other interests. In 2023, includes foreign exchange losses of USD 82,620 which was mainly generated by an intra-group loan denominated in US Dollar between subsidiaries located in Argentina and Malta. For further information refer to Note 28 (a) Related Party Transactions.
(iv)
Finance costs associated with lease liabilities resulting from the application of IFRS 16 Leases. For further information refer to Note 19: Leases.
(v)
As required by IAS 29, the financial statements of the Group’s Argentina subsidiary was restated to reflect the purchasing power of the hyperinflationary currency. Therefore, a loss on net monetary position was recognized during the year ended December 31, 2023.
12.
Income Tax

The charge for current taxation has been calculated at the following rates on the taxable profit generated from the countries in which the Group operates:

Malta	5%	(a)	Israel	23%
Cayman Islands	0%		Mexico	30%
United Kingdom	0% and 19%	(b)	India	22%
Brazil	34%	(c)	Chile	27%
Colombia	35%		Peru	29.5%
Argentina	25%, 30% and 35%	(d)	Morocco	28.3%
Ecuador	25%		Egypt	22.5%
Uruguay	25%		South Africa	27%
Panama	25%		Nigeria	30%
Paraguay	10%		Indonesia	22%
Guatemala	25%		Honduras	25%
Nicaragua	30%		Philippines	20%
Rwanda	30% and 28%	(e)	Singapore	17%
Kenya	30%		Malaysia	24%
Tanzania	30%		Thailand	0%
Uganda	20%		United Arab Emirates	0%
United States of America	21%		Vietnam	20%
Ivory Coast	25%		Japan	22%
El Salvador	25%		Ghana	25%
Bangladesh	28%		Cameroon	29%
Dominican Republic	27%		Costa Rica	30%
Bolivia	25%		Ireland	12.5%
Saudi Arabia	20%		Senegal	30%
Spain	25%

(a) In 2020, the Group elected to form a fiscal unit for itself and its ‘Qualifying subsidiary’. Total chargeable income of the fiscal unit, this resulted in the application corporate tax rate of 5% to total chargeable income allocated to the principal taxpayer.

(b) DLocal LLP and dLocal Corp LLP are tax transparent UK partnerships subject to 0% income tax, dLocal OpCo UK LTD is subject to an income tax rate of 19%.

(c) Comprise IRPJ (Imposto de Renda de Pessoa Juridica) at the rate of 25% and CSLL (Contribuição Social sobre o Lucro Liquido) at the rate of 9%.

(d) Progressive income tax rates: 25%, 30% and 35% depending on the tax result.

(e) Income tax rate changed from 28% to 30% after September 14, 2023 because of change in local legislation.

The income tax charge recognized in profit and losses included the following:

Current Income Tax	2023	2022	2021
Current Income Tax on profits for the year	(31,924)	(11,682)	(6,940)
Total Current Income Tax expense	(31,924)	(11,682)	(6,940)

Deferred income tax	2023	2022	2021
Increase/(decrease) in deferred income tax assets	1,757	229	(83)
Increase/(decrease) in deferred income tax liabilities	739	(133)	(624)
Total Deferred income tax benefit / (expense)	2,496	96	(707)
Income Tax expense	(29,428)	(11,586)	(7,647)

Deferred Tax Assets

The balance comprises temporary differences attributable to:

	2023	2022	2021
Tax Losses	233	348	31
Accrued Liabilities	773	99	318
Exchange differences	89	—	—
Other (i)	1,193	51	24
Total	2,288	498	373

(i) In 2023, includes temporary differences of USD 1,112 regarding the tax effect of the interest expense generated on the intra-group loan between subsidiaries in Argentina and Malta.

The recognized tax loss carry-forwards have a maximum expiration of 5 years.

Movements:

	Tax losses	Accrued liabilities	Exchange differences	Other	Total
At January 1, 2023	348	99	—	51	498
(Charged) / Credited to profit & loss	(115)	674	89	1,142	1,790
At December 31, 2023	233	773	89	1,193	2,288

	Tax losses	Accrued liabilities	Exchange differences	Other	Total
At January 1, 2022	31	316	0	26	373
Credited / (Charged) to profit & loss	317	(217)	0	25	125
At December 31, 2022	348	99	—	51	498

Deferred Tax Liabilities

The balance of Deferred Tax Liabilities is comprised of temporary differences attributable to:

	2023	2022	2021
Accrued receivables	353	946	900
Other	471	206	223
Total	824	1,152	1,123

Movements:

	Accrued Liabilities	Other	Total
At January 1, 2023	946	206	1,152
Credited / (charged) to profit & loss	(593)	265	(328)
At December 31, 2023	353	471	824

At January 1, 2022	900	223	1,123
Credited / (charged) to profit & loss	46	(17)	29
At December 31, 2022	946	206	1,152

As of December 31, 2023 and 2022, no deferred tax liability has been recognized on investments in the Group subsidiaries. The Group has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and that it is probable there will be no reversal in the foreseeable future in a way that would result in a charge to taxable profit.

Reconciliation of effective tax rate

The Group’s effective Income Tax rate in 2023 was 16.5% (9.6% and 8.9% in the years ended December 31, 2022 and 2021, respectively). For 2023 and 2022, the Group applied for fiscal consolidation in Malta resulting in a domestic rate of 5% (fiscal consolidation was not applied for 2021, resulting in a domestic rate of 35% with a 30% of tax refund). The reconciliation between the effective Income Tax rate and the statutory rate in Malta of 5% in 2023 and 2022, and 35% for fiscal year 2021 was as follows:

	2023	2022	2021
Profit before Income Tax	178,514	120,283	85,500
Tax at the domestic rates applicable to profit before income tax in the respective jurisdiction	(8,926)	(6,014)	(4,275)
Permanent differences:
Tax effect of non-taxable income	822	555	3,369
Effects from entities taxes with different rates (1)	(15,930)	(5,440)	(3,127)
Other permanent differences (2)	(5,394)	(687)	(3,614)
Total	(29,428)	(11,586)	(7,647)

(1) Increase mainly refers to a higher proportion of taxable income from emerging markets subject to income tax rate exceeding the statutory rate in Malta of 5%.

(2) During the year ended December 31, 2023, other permanent differences included non-deductible expenses of USD 1,868 (USD 1,088 in 2022) and by other permanent differences for USD 3,525 (USD 401 in 2022), which include USD 1,472 of hyperinflation adjustment in Argentinian subsidiaries. During the year ended December 31, 2022 it also includes disallowed expenses of USD 678 and taxable income from subsidiaries not included in the Profit before Income Tax for USD 1,357.

13.
Capital Management
(a)
Share capital and share premium

The rights of the Class A Common Shares holders and Class B Common Shares holders are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes per share. Each Class B Common Share is convertible into one Class A Common Share upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	2023		2022
	Amount	USD	Amount	USD
Authorized Shares of USD 0.002 USD each
Class A common shares	1,000,000,000	2,000	1,000,000,000	2,000
Class B common shares	250,000,000	500	250,000,000	500
Undesignated shares	250,000,000	500	250,000,000	500
	1,500,000,000	3,000	1,500,000,000	3,000
Issued and Fully Paid Up Shares of USD 0.002 each
Class A Common Shares	161,937,473	323	161,975,678	324
Class B Common Shares	134,054,192	268	134,054,192	268
	295,991,665	591	296,029,870	592
Share Capital evolution
Share Capital as of January 1	296,029,870	592	295,028,441	590
i) Issue of common shares at USD 0.002	663,897	—	1,136,375	2
ii) Warrant exercise (See note 2.11.2)	6,334,134	13	—	—
iii) Repurchase of shares	(7,036,236)	(14)	(134,946)	—
Share capital as of December 31	295,991,665	591	296,029,870	592

	2023	2022
Share Premium as of January 1	164,307	157,151
i) Issue of common shares at USD 0.002	5,051	9,177
ii) Warrant exercise (See note 2.11.2)	1,622	—
iii) Repurchase of shares	(97,915)	(2,021)
Share Premium as of December 31	73,065	164,307

i)

During the year-ended December 31, 2023, dLocal issued 663,897 new Class A Common Shares in exchange for total proceeds of USD 153, due to the exercise of stock options and restricted stock units. Consequently, the USD 4,898 charge to Capital reserve was recycled into the Share premium line item within shareholders equity.

For the year-ended December 31, 2022 dLocal issued 1,136,375 new Class A Common Shares receiving total proceeds of USD 3,939, related to the exercise of share-options and restricted stock units. Consequently, the correspondent charge to Capital reserve was recycled into the Share premium line item within equity for a total amount of USD 5,240.

ii)

On November 15, 2023 a holder of warrants exercised its net issuance right resulting in a net issuance amount of 6,334,134 shares at a Fair Market Value of U.S. Dollars 18.098 per share, calculated using the average price of five business days before the exercise date.

iii)	During the year ended December 31, 2023, dLocal repurchased 7,036,236 Class A Common Shares at a price of USD 97,915 in connection with the Share Buyback Program.

(b)
Capital Reserve

The Capital reserve corresponds to reserves related to the share-based payment plans more fully described in Note 2.11: Share-based payments and warrants.

The following table reflects changes in the ‘Capital Reserves’ line item in the Consolidated Statement of Financial Position line item:

	2023	2022	2021
Balances as of January 1	16,185	12,741	12,582
Share-options exercise (i)	(4,898)	(5,240)	(6,898)
Share-based payments charges (ii)	11,922	9,580	7,596
Forfeitures (ii)	—	(896)	(6)
Warrant exercise (See note 2.11.2)	(1,634)	—	(533)
Balance as of December 31	21,575	16,185	12,741

(i) During the year-ended December 31, 2023 and December 31, 2022 a total of 663,897 and 1,136,375, respectively, share-options under the share-based payments plan were exercised. Consequently, the correspondent charge to Capital reserve was recycled into the Share premium line item within equity.

(ii) In the year-ended December 31, 2023, it includes the net expense related to the modification in the agreement of a former officer of the Company.

(c)
Other reserves

Other Group Reserves include the cumulative translation adjustment resulting from the translation of assets and liabilities into the Group’s functional currency at each reporting date.

The following table shows a breakdown of the Consolidated Statement of Financial Position line item ‘Other Reserves’ and the movements in these reserves during the year:

	2023	2022	2021
	Cumulative Translation Adjustment	Cumulative Translation Adjustment	Cumulative Translation Adjustment
Balances as of January 1	(1,448)	(30)	119
Movement of other reserves	(8,360)	(1,418)	(149)
Balance as of December 31	(9,808)	(1,448)	(30)

(d)
Earnings per share

The Group calculates basic and diluted earnings per share as discussed in Note 2.13: Equity. The calculations performed to derive basic and diluted EPS during the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Profit attributable to common shareholders (U.S. Dollars)	148,964,000	108,682,969	77,875,575
Weighted average number of common shares	291,982,305	295,623,702	287,121,304
Adjustments for calculation of diluted earnings per share(1)	10,976,123	17,514,944	21,809,000
Weighted average number of common shares for calculating diluted earnings per share	302,958,428	313,138,646	308,930,304
Basic earnings per share	0.51	0.37	0.27
Diluted earnings per share	0.49	0.35	0.25

(1)
As of December 31, 2023, reflects to the dilutive effect of i) 8,560,918 average shares related to share-based payment warrants (14,865,332 and 16,353,000, respectively for the years ended December 31, 2022 and December 31, 2021); and ii) 2,415,205 average shares related to share-based payment plans with employees (2,649,612 and 5,456,000, respectively for the years ended December 31, 2022 and December 31, 2021). As of December 31, 2023, excludes 2,619,434 potential common shares that are anti-dilutive related to granted stock options for which the exercise price is higher than the market price.

14.
Cash and cash equivalents

As of December 31, cash and cash equivalents was as follow:

	2023	2022
Own Balances	222,808	247,833
Merchant Clients Funds	313,352	220,259
Total	536,160	468,092

The Group reported cash on hand, demand deposits and other short term liquid financial instruments of USD 536,160 as of December 31, 2023, (USD 468,092 on December 31, 2022).

Own Balances represent the Group’s cash and cash equivalents, while Merchant Clients Funds includes freely available funds collected from merchant customers, that can be invested in secure, liquid low-risk assets until transferred to the merchant. As of December 31, 2023 , Merchant Clients Funds includes USD 59,900 pending to transfer to Own Balances (USD 38,119 as of December 31, 2022).

15.
Financial assets at fair value through profit or loss
(a)
Classification of financial assets at fair value through profit or loss

Financial assets include the following:

	2023	2022
Debt instruments	—	1,295
Bonds issued by the Treasury department of Argentina (i)	104,387	—
Total	104,387	1,295

For 2023 and 2022, debt instruments are investments in quoted debt securities.

(i) Corresponds to the acquisition of locally issued Argentinian federal government bonds which approximately, 88% of the total amount refers to bonds TV24 which are U.S. Dollar linked with a coupon rate of 0.4% and a maturity date of April 2024. The Group also acquired bonds TDG24 and TDE25. Both bonds are dual bonds, which are linked by U.S. Dollar and CER index (Stabilization Reference Coeficient adjusted by inflation) with an annual coupon rate of 3.25%. The maturity date of these bonds are April 2024 and January 2025, for TDG24 and TDE25, respectively.

(b)
Amounts recognized in profit or loss

Information about the Group’s impact on profit or loss of bonds is discussed in Note 11: Other Results

(c)
Risk exposure and fair value measurements

Information about the Group’s exposure to price risk is discussed in Note 30: Financial risk management.

16.
Trade and Other Receivables

Trade and Other Receivables of the Group are composed of the following:

	2023	2022
Trade receivables	319,921	218,922
Loss allowance	(459)	(280)
Trade receivables net	319,462	218,642
Advances and other receivables	43,912	21,804
Total	363,374	240,446

Trade Receivables represent uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed that will be collected in less than one year. As a result, they are classified as current. No financial assets are past due. All Trade and other receivables have been assigned in “normal” credit risk rating which applies to financial assets for which a significant increase in credit risk has not occurred since initial recognition.

Impairment losses

The following table presents the evolution of the Group’s loss allowance:

	2023	2022
As of January 1	(280)	(322)
(Increase) / Decrease in loss allowance for trade receivables	(318)	42
Write-off	139	—
As of December 31	(459)	(280)
Net impairment (loss)/gain for trade receivables	(318)	42

As discussed in Note 2.5 Financial instruments-initial recognition and subsequent measurement, the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure expected credit losses, trade and other receivables were grouped based on shared credit risk characteristics. Specially, these assets are grouped based on days past due (ranging from 0-30 days since other material buckets of the outstanding receivables).

Expected loss rates are based on the payment profiles of debtors over a 48 month period preceding the year end and corresponding credit losses experienced during such period. The historical loss rate is adjusted to reflect current and forward-looking information based on credit risk ratings of the countries in which the Group sells its services. On that basis, the expected credit loss rate of the 0-30 past due bucket was determined at 0.2% for the years ended December 31, 2023 and December 31, 2022.

Advances and other receivables include payments made in advance as well as tax credits.

For further information refer to Note 30: Financial risk management - Impairment of financial assets.

17.
Other Assets

Other assets are composed of the following:

Current	2023	2022
Money held in escrow and guarantees due to: (i)	11,635	43,814
-Stand by credit letters required by merchants	—	18,575
-Banks requirements	3,000	19,988
-Processors and others requirements	5,072	1,688
-Credit card requirements	3,563	3,563
Advance payments to merchants	—	12,863
Rental guarantees	147	112
Deposits in brokers(ii)	—	5,576
Loss allowance(ii)	—	(5,576)
Total current Other Assets	11,782	56,789

(i)
Includes own funds and investments held in escrow and guarantees required by processors, credit cards and merchants. In 2023, some merchants entered into stand by credit letters with banks that required the Group to maintain certain collaterals in such banks. Amounts held in escrow also include funds held in a pledge account to collateralize overdrafts and pre-settlements agreements with a bank. Finally, it also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.
(ii)
During 2022, the Company utilized FTX Trading Ltd. (“FTX”) services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of USD 5,576, whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance as of December 31, 2022. On December 28, 2023 the Group entered into an agreement with a third-party to sell 100% of these deposits for an amount of USD 3,454. Consequently, a gain of the same amount was recognized in December 31, 2023 as the Group collected the agreed amount. As of December 31, 2023, the Group does not hold any positions in crypto assets.

18.
Property, Plant and Equipment

Property, Plant and Equipment of the Group correspond to computer equipment and building improvements that are stated at cost less accumulated depreciation.

	2023			2022
	Computer Equipment	Building improvements	Total	Computer Equipment	Building improvements	Total
Cost	2,810	1,257	4,067	1,823	1,257	3,080
Accumulated depreciation	(1,115)	(218)	(1,333)	(553)	(42)	(595)
Opening book value, January 1	1,695	1,039	2,734	1,270	1,215	2,485
Additions	1,088	—	1,088	987	—	987
Disposals	(123)	—	(123)	—	—	—
Depreciation of the year	(656)	(126)	(782)	(562)	(176)	(738)
Total as of December 31	2,004	913	2,917	1,695	1,039	2,734
Cost	3,775	1,257	5,032	2,810	1,257	4,067
Accumulated depreciation	(1,771)	(344)	(2,115)	(1,115)	(218)	(1,333)

The Group did not impair Property, Plant and Equipment during 2023 and 2022, nor did it reverse any previously recognized impairment losses. Additionally, the Group did not have commitments to purchase any property, plant and equipment at year end.

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

(a)
Amounts recognized in the Consolidated Statements of Financial Position

	2023	2022
Right-of-use assets
Offices	3,689	3,934
	3,689	3,934

	2023	2022
Lease liabilities
Current	626	686
Non-current	3,331	3,393
	3,957	4,079

During 2023 and 2022 additions totaling USD 339 and USD 328, respectively, were recognized.

(b)
Amounts recognized in the Consolidated Statements of Comprehensive Income

The Consolidated Statements of Comprehensive Income shows the following amounts relating to leases:

	2023	2022
Amortization of right-of-use assets
Offices	627	518
	627	518
Interest charges for lease liabilities (included within Finance Costs line item)	578	177
Leases expense for short-term leases (included within General and administrative expense line item)	457	332

The principal cash outflow for leases during 2023 was USD 1103 (USD 386 in 2022).

20.
Intangible Assets

The Group’s intangible assets include (i) capitalized expenses related to internally generated software and (ii) an acquired intangible asset acquired described in further detail below.

The following table provides information about each class of the Group’s intangible assets held by the Group as of December 31, 2023 and 2022. Intangible assets are stated at cost less accumulated amortization:

	2023			2022
At January 1,	Internally generated software	Acquired intangible assets	Total	Internally generated software	Acquired intangible assets	Total
Cost	23,752	39,335	63,087	12,387	39,335	51,722
Accumulated amortization	(7,973)	(3,671)	(11,644)	(3,180)	(1,573)	(4,753)
Opening book value as of January 1	15,779	35,664	51,443	9,207	37,762	46,969
Additions (i)	16,694	566	17,260	11,365	—	11,365
Amortization of the year	(8,710)	(2,106)	(10,816)	(4,793)	(2,098)	(6,891)
Total as of December 31	23,763	34,124	57,887	15,779	35,664	51,443
Cost	40,446	39,901	80,347	23,752	39,335	63,087
Accumulated amortization	(16,683)	(5,777)	(22,460)	(7,973)	(3,671)	(11,644)

(i)
The additions of the year include USD 16,694 (USD 11,357 in 2022) related to capitalized salaries and wages.

At December 31, 2023 and 2022 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test. Refer Note 2.8: Intangible assets and Note 2.9: Impairment of non-financial assets for further detail related to the Group’s accounting policies related to the accounting for intangible assets.

21.
Trade and Other Payables

Trade and Other Payables are composed of the following:

	2023	2022
Trade Payables	572,394	395,134
Accrued Liabilities	10,192	5,801
Other Payables	19,907	6,939
Total	602,493	407,874

Trade and Other Payables are classified as current liabilities as their contractual due date is within one year or less, and their carrying value is representative of fair value due to their short–term nature.

Trade Payables represent obligations to transfer cash to merchants as a result of pay-in transactions processed or pay-out transactions to be processed upon request of the merchant. Accrued Liabilities represent amounts payable to legal and tax advisors and auditors. Other Payables represent the processors’ costs and general administrative expenses.

22.
Borrowings

During the year 2021, the Group has entered into a working capital loan with a financial institution. The loan was settled in Brazilian Reais (BRL) USD 5,000 (BRL 27 million) loan was due on April 19, 2022 and accrued interest at an annual fixed interest rate of 1.85%. The total loan amount outstanding as of December 31, 2021 was USD 5,014.

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

As of December 31, 2022, the borrowings described were fully repaid, including accrued interest. As of December 31, 2023 the Group do not have any borrowings with third parties.

23.
Tax Liabilities

Tax liabilities includes the followings:

	2023	2022
Income tax payable	20,280	6,047
Other tax liabilities	520	5,648
Income tax perception	159	2,792
Digital services withholding VAT	341	2,555
Other Taxes	20	301
Total	20,800	11,695

24.
Derivative financial instruments

Derivative financial instruments: forward agreements

The Group enters into derivative financial instruments to hedge trade receivables denominated in local currencies. Derivative contracts are used to fix the exchange rate at which dLocal converts local currency into the settlement currency (usually US dollars).

During the year-ended December 31, 2023 and 2022, dLocal entered into short-term derivative contracts (delivery and non-delivery forwards) with different counterparties in different countries in which the Group operates, according to the following detail:

Transaction	Type of Forward Transaction	Local currency	Notional amount in USD as of December 31, 2023	Outstanding balance as of December 31, 2023 - Derivative financial liabilities	Notional amount in USD as of December 31, 2022	Outstanding balance as of December 31, 2022 - Derivative financial liabilities
Non-delivery forwards	Buy USD	Brazilian Reais	3,715,176	(30)	22,436,774	122
Non-delivery forwards	Sell USD (1)	Brazilian Reais	—	—	(959,141)	(15)
Non-delivery forwards	Buy USD	Argentine Peso	3,400,000	7	6,600,000	(6)
Delivery forwards	Buy USD	Chilean Peso	19,873,706	(174)	18,750,385	(250)
Delivery forwards	Buy USD	Uruguayan Peso	2,552,177	(48)	2,240,602	48
Non-delivery forwards	Buy USD	Egyptian Pound	20,865,500	1,479	12,979,395	1,002
Non-delivery forwards	Buy EUR	Moroccan Dirham	1,490,406	(51)	6,834,496	31
Non-delivery forwards	Sell EUR	Moroccan Dirham	—	—	—	—
Non-delivery forwards	Buy EUR	US Dollar	29,113,656	480	—	—
Non-delivery forwards	Sell EUR	US Dollar	(6,323,275)	(40)	—	—
Non-delivery forwards	Buy USD	Nigerian naira	—	—	8,863,831	(15)
Non-delivery forwards	Buy USD	Indian Rupee	2,397,451	(7)	5,920,282	2
Non-delivery forwards	Sell USD (1)	Indian Rupee	(950,435)	(1)	(566,948)	1
Non-delivery forwards	Buy USD	Southafrican Rand	8,127,767	(230)	5,176,642	(235)
Non-delivery forwards	Sell USD	Southafrican Rand	(2,344,571)	12	(2,626,458)	(11)
Non-delivery forwards	Buy USD	Peruvian Sol	1,200,000	(67)	—	—
Non-delivery forwards	Sell USD	Peruvian Sol	(1,251,563)	62	—	—
Non-delivery forwards	Buy USD	Vietnamese Dong	4,054,096	(32)	—	—
Non-delivery forwards	Buy USD	Moroccan Dirham	6,263,269	(240)	159,000	(12)
Non-delivery forwards	Sell USD	Moroccan Dirham	(3,274,071)	(28)	—	—
Total				1,092		662

(1) The contracts to sell USD are entered into with the purpose of rebalancing and maintaining a hedge ratio that complies with the hedge effectiveness requirements.

During the year ended December 31, 2023, dLocal entered into delivery and non-delivery forward currency contracts with third party financial institutions to hedge trade and other receivables denominated in Brazilian Reais, Argentine Peso, Chilean Peso, Uruguayan Peso, Egyptian Pound, Moroccan, Dirham, Nigerian Naira, Indian Rupee, South African Rand and Costa Rica Colon. The spot element of these forward transactions was elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9. The Group has elected to designate only the spot element of these forward contracts as the hedging instrument, except for hedges of Uruguayan Peso. The Group recognized a net gain on the effective portion of the hedge of USD 17,433 in the line item "Costs of services", which offset foreign exchange losses from the hedged items of USD 17,656 also recognized within “Cost of services”. The loss of USD 28,013 attributable to the forward points of the hedging instruments that were not designated for hedge accounting was recognized in "Finance costs".

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

(b)
Movements in labor provisions

Movements in Labor provisions are set out below:

Carrying amount as of January 1, 2022	1,710
Reversal to labor provision	(419)
Interest charges for labor provision	182
Carrying amount as of December 31, 2022	1,473
Reversal to labor provision	(1,150)
Interest charges for labor provision	39
Carrying amount as of December 31, 2023	362

26.
Other contingent assets, liabilities and commitments

As of December 31, 2023 and 2022, the Group had no outstanding contingent assets or liabilities, except for the labor contingencies detailed in Note 25: Provisions.

As of December 31, 2023 the Group had USD 11,635 (USD 43,814 as of December 31, 2022) of its own funds and investments held in escrow and guarantees required by processors, credit cards and merchants, included within the line item “Other assets”. In 2022, some merchants entered into standby letters of credit with banks that required the Group to maintain collateral in such banks. In addition, this line item also includes money held in a pledge account to collateralize overdrafts and pre-settlements. Finally, it also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.

27.
Offsetting financial assets and financial liabilities

When certain criteria are met, financial assets and liabilities are offset and presented on a net basis in the Consolidated Statement of Financial Position. Amounts presented in the Consolidated Statement of Financial Position are offset when the Group currently has a legally enforceable right to offset the recognized amounts, and the Group intends to settle the asset and liability on a net basis or has the ability to realize the asset and settle the liability simultaneously.

The following table presents the recognized financial instruments that are offset as at December 31, 2023 and 2022:

	Effects of offsetting on the Consolidated
	Statements of Financial Position
		Gross amounts	Net amounts
2023	Gross amounts	set off	presented
Financial assets	USD	USD	USD
Cash and cash equivalents	536,160	—	536,160
Financial assets at FVPL	104,387	—	104,387
Trade and other receivables	385,237	(21,863)	363,374
Derivative financial instruments	2,040	—	2,040
Other assets	11,782	—	11,782
Total	1,039,606	(21,863)	1,017,743
Financial liabilities
Trade and other payables	624,356	(21,863)	602,493
Lease Liabilities	3,957	—	3,957
Derivative financial instruments	948	—	948
Total	629,261	(21,863)	607,398

		Gross amounts	Net amounts
2022	Gross amounts	set off	presented
Financial assets	USD	USD	USD
Cash and cash equivalents	468,092	—	468,092
Financial assets at FVPL	1,295	—	1,295
Trade and other receivables	244,804	(4,358)	240,446
Derivative financial instruments	1,206	—	1,206
Other assets	56,789	—	56,789
Total	772,186	(4,358)	767,828
Financial liabilities
Trade and other payables	424,186	(16,312)	407,874
Lease Liabilities	4,079	—	4,079
Derivative financial instruments	544	—	544
Total	428,809	(16,312)	412,497

The gross amount of assets and liabilities that have been offset and presented above primarily relate to trade receivables resulting from fees earned from merchants that are offset against liabilities to merchants. The Group determined these balances meet the IFRS 7 offsetting requirements since an enforceable legal right to offset the balances exists, and the Group intends to settle such transactions on a net basis. No arrangements with merchants that provide the Group with the right to offset exist where the offsetting criteria have not been met.

28.
Related parties
(a)
Related Party Transactions

Dlocal Argentina S.A. entered into a loan agreement with Dlocal Group in June 2023 for a total amount of USD 100,000 with maturity date on June, 2024. The main purpose of the loan was the acquisition of the Argentinian bonds as detailed on note 1.3 (b) and note 15. As both subsidiaries are fully consolidated, outstanding balances have been eliminated. The main impact on these consolidated financial statements refers to foreign exchange losses on the Dlocal Argentina S.A.

(b)
Key Management compensation

The Group’s Executive Team and Director compensation was as follows:

	2023	2022	2021
Short-term employee benefits – Salaries and wages	2,177	1,767	1,900
Long-term employee benefits – Share-based payment	6,822	3,351	7,590
	8,999	5,118	9,490

(c)
Transactions with other related parties

The following transactions occurred with related parties:

	2023	2022	2021
Transactions with merchants – Revenues	1,494	1,158	2,030
Transactions with preferred suppliers (Collection entities) – Costs	(53)	(621)	(561)
Transactions with other related parties – Financial expenses (item (a))	81,024	—	—

(d)
Outstanding balances arising from transactions with related parties

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2023	2022
Balances with merchants – trade receivables	406	428
Balances with merchants – trade payables	—	(482)
Balances with preferred suppliers (Collection entities) – trade payables	(19)	(1,258)
Balances with preferred suppliers (Collection entities) – trade receivables	—	552

All transactions with related parties were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured and are repayable in cash.

29.
Share-based payment

Set out below are summaries of RSUs, PSUs and stock option for 2023 and 2022:

	2023		2022 *
	Average		Average
	exercise price	Number of	exercise price	Number of
	(U.S. Dollars)	options and RSUs and PSUs	(U.S. Dollars)	options and RSUs
At the beginning of the year	8.30	3,534,561	1.16	4,032,345
Granted during the year	5.53	4,340,239	18.90	1,474,463
Exercised during the year	2.25	(663,897)	3.45	(1,136,375)
Forfeited during the year	14.06	(248,601)	10.31	(835,872)
At the end of the year	6.86	6,962,302	8.30	3,534,561
Vested and exercisable at the end of the year	7.03	704,006	4.06	347,788

No options expired during the periods covered in the above table.

As of December 31, 2023, the Group has 200,000 PSUs, 3,397,042 RSUs, and 3,365,260 Stock Options outstanding.

As of December 31, 2023, total compensation expense of the plans was USD 11,922 (2022 - USD 8,684).

Fair value of shares granted

dLocal estimates share-based payment transactions and warrant agreements using the most appropriate valuation model and underlying assumptions, which depend on the terms and conditions of the grant and the information available at the grant date.

The Group uses certain methodologies to estimate fair value of the options and warrants granted which include the following:

•
Estimation of fair value based on equity transactions with third parties close to the grant date;
•
Other valuation techniques including option pricing models such as Black-Scholes.
•
Expected exercise: Represents the period in which the compensation related to the Option Plan should remain outstanding and was based on the average of the earliest date at which an option could be exercised which is the end of the vesting period and the date of the contractual life.
•
Expected volatility: Expected volatility between 60% and 55% using historical and implied stock price volatility from guideline companies, adjusted for size and leverage.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option and warrants and expected volatility of the price of the Group’s shares.

The model inputs for options granted during the year ended December 31, 2023 included:

a)
Options are granted for no consideration and vest based on historical prices of comparable shares listed on Nasdaq. Vested options are exercisable for a period of five years after vesting.
b)
Average exercise price: 15.93 U.S. Dollars.
c)
Grant date: January 27th, March 20th, June 26th, July 7th, July 24th, August 14th, August 22th, September 1st, October 1st, October 2nd, October 9th, November 22th, December 9th
d)
Expiry date: June 30th 2027, January 31th 2028, March 31th 2028, July 31th 2028, August 31th 2028, September 30th 2028, October 31th 2028, November 30th 2028, December 31th 2028
e)
Average share price at grant date: 16.97 U.S. Dollars.
f)
Average expected price volatility of the company’s shares: 47.7%.
g)
Average risk-free interest rate: 3.9%.

The model inputs for options granted during the year ended December 31, 2022 included:

a)
Options are granted for no consideration and vest based on historical prices of comparable shares listed on Nasdaq. Vested options are exercisable for a period of five years after vesting.

b)
Average exercise price: 25.39 U.S. Dollars.
c)
Grant date: March 16th, March 28th, May 1st, May 18th, May 26th, July 1st, September 9th, October 17th.
d)
Expiry date: March 16th 2032, March 28th 2032, May 1st 2032, May 18th 2032, May 26th 2032, July 1st 2032, September 9th 2032, October 17th 2032.
e)
Average share price at grant date: 26.79 U.S. Dollars.
f)
Average expected price volatility of the company’s shares: 43.8%.
g)
Average risk-free interest rate: 3.1%.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility based on publicly available information.

30.
Financial risk management
(a)
Risk Management Framework

The Group’s activities may expose it to a variety of financial risks, including credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and equity price risk), liquidity risk and fraud risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

The Board of Directors (the “Board”) has overall responsibility for the establishment and oversight of the Group’s risk management objectives and policies.

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

(b)
Credit Risk

Credit risk is the risk that a merchant or a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the group’s exposures to third parties, including cash and cash equivalents and financial instruments and from its operating activities, primarily related to trade and other receivables.

The carrying amount of financial assets represents the Group’s maximum credit exposure:

	2023	2022
Cash and Cash Equivalents	536,160	468,092
Financial Assets at Fair Value through Profit or Loss	104,387	1,295
Trade and Other Receivables	363,374	240,446
Derivative Financial Instrument	2,040	1,206
Other Assets	11,782	56,789
	1,017,743	767,828

The table below discloses the external credit risk ratings for Group’s Trade and Other Receivables, based on the geographical regions in which the Trade and Other Receivables are held:

Risk rating	2023	2022
A	42,618	18,880
AA	392	—
AAA	7,319	2,213
B	24,345	11,043
BB	172,833	137,286
BBB	89,047	29,161
C	279	—
CC	11,251	—
CCC	15,290	41,863
	363,374	240,446

Financial Assets at Fair Value through profit or loss and cash and cash equivalents

Credit risk from balances with financial institutions and other third parties are managed in accordance with the Group’s policy. Financial assets consist of debt securities and other financial instruments with financial institutions that expose the Group to an acceptable level of credit risk.

Trade and Other Receivables

The Company serves high-quality merchant processors, thereby mitigating credit risk. The Group is not exposed to significant concentrations of credit risk based on customers, industries, sectors and/or geographic regions.

The Group applies the IFRS 9’s simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance model for all trade and other receivables. To measure expected credit losses, trade and other receivables were grouped based on shared credit risk characteristics and tenor. Historical loss experience was also considered and has been adjusted to reflect information about current conditions and reasonable and bearable forecasts of future economic conditions.

The Group’s expected loss rates are based on the payment profiles of its merchant customers, the country where the receivable balance was originated, and historical credit losses experienced. Historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the Group’s merchant customers to settle the receivables. The Group has identified the credit rating of the countries in which it sells its services to be the most relevant factor, and adjusts the historical loss rates based on expected changes in credit ratings.

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

Interest Rate Risk

Interest rate risk arises from the possibility of the Group incurring losses due to fluctuations in interest rates, and by extension, future cash flows, of a financial instrument. The Group’s cash flows are not exposed to interest rate risk since there are no financial instruments held are subject to variable interest rates.

Other market risk

The primary goal of the Group’s investment in equity securities is to hold such investments for long-term strategic purposes. Management is assisted by external advisers in this regard. Certain investments are designated as at FVPL because their performance is actively monitored and they are managed on a fair value basis.

Sensitivity analysis - Equity price risk

All of the Group’s listed equity investments are listed on either the Argentinian Stock Exchange (Bolsas y Mercados Argentinos - BYMA). For the investments classified as FVPL, the impact of a 10%, increase in the Argentinian Index at the reporting date on profit or loss would have been an increase of USD 10,438 after tax. An equal change in the opposite direction would have decreased profit or loss by USD 10,438 after tax.

Foreign Currency Risk

The Group has significant operations internationally that are denominated in foreign currencies, primarily on emerging markets, subjecting the Group to foreign currency risk, which may impact the financial results. The Group transact business in various foreign companies and have significant international revenues and costs. The Group cash flows, results of operations and certain of our intercompany balances that are exposed to foreign exchange rate fluctuations may differ from expectations and it may record gain or losses due to foreign currency fluctuations.

As of December 31, 2023 the Group is exposed to foreign currency risk on monetary amounts denominated in a currency other than the functional currency of the respective subsidiaries, which is mainly comprised by cash and cash equivalents, trade receivables and trade payables in the service providers in Latin America, Asia and Africa. The following table presents the top five currencies net balances:

2023			Gain/(loss)
Account	Currency	Amount	% increase	Amount	% decrease	Amount
Net balances	Mexican peso	39,825	10%	(3,983)	-10%	3,983
	Brazilian real	29,145	10%	(2,915)	-10%	2,915
	Argentine peso	12,769	10%	(1,276)	-10%	1,276
	Saudi riyal	10,966	10%	(1,097)	-10%	1,097
	South African rand	9,107	10%	(911)	-10%	911
	Total	101,813		(10,182)		10,182

2022			Gain/(loss)
Account	Currency	Amount	% increase	Amount	% decrease	Amount
Net balances	United States dollar	47,162	10%	(4,716)	-10%	4,716
	Brazilian real	27,841	10%	(2,784)	-10%	2,784
	Indian rupee	16,530	10%	(1,653)	-10%	1,653
	Egyptian pound	16,243	10%	(1,624)	-10%	1,624
	Argentine peso	12,863	10%	(1,286)	-10%	1,286
	Total	120,639		(12,064)	-	12,064

Exposure is presented in thousands of U.S. Dollars. As discussed in Note 24: Derivative financial instruments, the Company entered into foreign currency exchange forward contracts to mitigate this risk and reduce the economic and financial statement impact.

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

Exposure to Liquidity Risk

The tables below classify the Group’s financial liabilities based on their contractual maturities.

Amounts disclosed reflect contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities 31 December, 2023	Less than 6 months	6-12 months	Between 1 and 2 years	More than 2 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade and other payables	602,493	—	—	—	602,493	602,493
Leases liabilities	217	409	584	3,017	4,227	3,957
Total non-derivatives	602,710	409	584	3,017	606,720	606,450
Derivatives
Derivative financial instruments	948	—	—	—	948	948
Total derivatives	948	—	—	—	948	948

Contractual maturities of financial liabilities 31 December, 2022	Less than 6 months	6-12 months	Between 1 and 2 years	More than 2 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade and other payables	407,874	—	—	—	407,874	407,874
Leases liabilities	296	394	546	3,628	4,864	4,079
Total non-derivatives	408,170	394	546	3,628	412,738	411,953
Derivatives
Derivative financial instruments	544	—	—	—	544	544
Total derivatives	544	—	—	—	544	544
(e)
Fraud Risk

The Group’s transactions are susceptible to a fraudulent or improper sale and processes are used to mitigate fraud risk. Such processes rely on ‘dLocal Defense’, a local data-driven prevention program designed to maximize fraud detection and minimize false positives. This process reviews and validates transactions at the time of authorization using external tools that are reviewed on a periodic basis.

In addition, the Group has implemented an additional process to prevent fraud through chargebacks and disputes.

(f)
Capital Management

The Board’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence, and to sustain future development of the business. The Board’s objectives are to safeguard the Group’s ability to continue as a going concern, to continue to provide returns to the Group’s shareholders, and benefit other stakeholder groups, and to maintain an optimal capital structure to reduce the Group’s cost of capital. To maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce the Group’s borrowings. The Board monitors returns on capital as well as the level of dividends distributed to ordinary shareholders.

The Group monitors capital using the Net Cash/Debt. Net Cash is composed as follow:

	2023	2022
Cash and cash equivalents	536,160	468,092
Financial assets at fair value through profit or loss	102,677	1,295
Lease liabilities	(3,957)	(4,079)
Derivative financial instrument	(948)	(544)
Net cash	633,932	464,764
Cash and liquid investments	638,837	469,387
Gross debt – fixed interest rates	(4,905)	(4,623)
Net cash	633,932	464,764

Additionally, as part of the requirements for maintaining its financial institution license, DLocal Limited, the Group’s licensee subsidiary, is subject to a minimum capital requirement. As of December 31, 2023 and 2022, such capital requirements were fulfilled.

The Group’s Maltese subsidiary calculated its capital requirements as Euros 530 (USD 600) as of December 31, 2021. Tier 1 Capital was temporarily short in respect of its regulatory capital requirement with an amount of USD 37,666. The Group remediated this situation by verifying, through an external audit, that profits registered during the year ended December 31, 2021. Post-verification, Tier 1 Capital was USD 4,621, which exceeded the externally imposed minimum capital requirement of Euros 530 thousands (USD 600).

31.
Fair value hierarchy

The following tables show financial instruments recognized at fair value for the years ended December 31, 2023 and 2022. Fair values have been determined based on:

•
Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: Other techniques for which all inputs that significantly impact the recorded fair value that are observable, directly or indirectly.

•
Level 3: Techniques which use inputs that significantly impact the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group determined the book value of such instruments approximates their fair value.

December 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and Cash Equivalents	—	536,160	536,160	—	—
Financial Assets at Fair Value through Profit or Loss	104,387	—	104,387	104,387	—
Other Assets	—	11,782	11,782	—	—
Trade and Other Receivables	—	363,374	363,374	—	—
Derivative financial instruments (1)	2,040	—	2,040	—	2,040
	106,427	911,316	1,017,743	104,387	2,040

December 31, 2022	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and Cash Equivalents	—	468,092	468,092	—	—
Financial Assets at Fair Value through Profit or Loss	1,295	—	1,295	1,295	—
Other Assets	—	56,789	56,789	—	—
Trade and Other Receivables	—	240,446	240,446	—	—
Derivative financial instruments (1)	1,206	—	1,206	—	1,206
	2,501	765,327	767,828	1,295	1,206

December 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(602,493)	(602,493)	—	—
Derivative financial instruments (1)	(948)	—	(948)	—	(948)
Lease Liabilities	—	(3,957)	(3,957)	—	—
	(948)	(606,450)	(607,398)	—	(948)

December 31, 2022	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(407,874)	(407,874)	—	—
Derivative financial instruments (1)	(544)	—	(544)	—	(544)
Lease Liabilities	—	(4,079)	(4,079)	—	—
	(544)	(411,953)	(412,497)	—	(544)

(1) The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract.

There were no transfer of items between Level 2 and Level 3, acquisitions, disposals or gains or losses recognized in profit for the period related to Level 3 instruments occurred. Consequently, as of December 31, 2023 and 2022, the Group did not recognized any financial assets under Level 3.