Form 20-F
period 2024-12-31
dLocal Ltd
filed 2025-04-24
CIK 1846832

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-40451

DLocal Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 285,475,136 Class A and Class B common shares, as of December 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

In this annual report, references to “dLocal”, “we”, “our”, “us” or the “Company” means DLocal Limited and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to DLocal Limited and not to its subsidiaries.

All references to “U.S. dollars,” “dollars,” “US$” or “$” are to the U.S. dollar. All references to “IFRS” are to IFRS Accounting Standards, as issued by the International Accounting Standards Board, or the “IASB”.

Financial Statements

Unless otherwise noted, the consolidated financial information presented in this annual report as of December 31, 2024, and 2023 and for the years ended December 31, 2024, 2023, and 2022, relates to us and is derived from our audited consolidated financial statements as of December 31, 2024, and 2023, and for the years ended December 31, 2024, 2023, and 2022, which we refer to as our “Audited Consolidated Financial Statements”.

We prepare our Audited Consolidated Financial Statements in accordance with IFRS Accounting Standards, as issued by the IASB. We have applied all IFRS Accounting Standards issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., a member firm of the PricewaterhouseCoopers global network, an independent registered public accounting firm, whose report dated April 24, 2025, is also included in this annual report.

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

Segment Information

We manage our business under a single operating segment, which is payment processing. We have adopted IFRS 8 (Operating Segments), which requires operating segments to be identified on the basis of internal reports regarding components of our business that are regularly reviewed by our management, including our chief operating decision maker, which is the group’s executive team represented by executive officers and directors, in order to allocate resources and to assess their performance. See Note 5, (Segment Reporting), to our Audited Consolidated Financial Statements, included elsewhere in this annual report.

Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin

We only have one operating segment. We measure our operating segment’s financial performance by our Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and we use these metrics to make decisions about allocating resources.

We define Adjusted EBITDA as the consolidated profit from operations before financing and taxation for the applicable reporting period before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets. It also excludes adjustments applied to subsidiaries operating in hyperinflationary environments, other operating losses, impairment gain/loss on financial assets, secondary offering expenses, other non-recurring costs and share-based payment non-cash charges. We calculate Adjusted EBITDA Margin by dividing Adjusted EBITDA by our revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA and Adjusted EBITDA Margin are herein treated as IFRS measures in the manner in which we utilize these measures. Nevertheless, our Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for our profit for the periods presented under IFRS Accounting Standards. We also believe that our Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS Accounting Standards. Additionally, the way we calculate our operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, our performance measures may not be comparable to those of other entities. See “Item 5. Operating and Financial Review and Prospects” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our profit for the period.

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

Market Share and Other Information

This annual report contains data related to economic conditions in the markets in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, and public information and publications on the industry prepared by official public sources.

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
•
fluctuations in interest, inflation and exchange rates in any of the countries we serve or may serve in the future;
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
•
our ability to continue attracting and retaining new appropriately skilled employees;
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

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them considering new information or future developments or to release publicly any revisions to these statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.
[Reserved]
B.
Capitalization and indebtedness.

Not applicable.

C.
Reasons for the offer and use of proceeds.

Not applicable.

D.
Risk factors.

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materialize and, as a result, the trading price of our Class A common shares could decline.

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

•

Our business depends on our reputation and our ability to attract and retain merchant clients which could be adversely affected due to events or conditions that damage our reputation or the confidence in our services.

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

Certain Risks Relating to the Countries in which we Operate

•

In order to provide payment processing services to merchants, we operate in multiple emerging markets where end users of our merchants execute their payments. A substantial portion of those end users are primarily concentrated in Latin America, exposing the provision of our services to disproportionate risks relating to the political, regulatory, economic and social conditions in this region.

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

Certain Risks Relating to our Class A Common Shares

•

An active trading market for our common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares at or above the price they paid and our ability to raise capital in the future may be impaired.

•

As of December 31, 2024, holders of our Class B common shares together own 46.96% of our outstanding common shares and 81.57% of corresponding voting rights, and have the power, as a group, to elect a majority of the members of our board of directors, which means that these shareholders, when acting in concert, have significant influence over matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

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

In addition, the services we deliver are designed to process very complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. Some of these processes, such as exchange rate conversion, pricing, accounting and merchant settlements, are not automated. Any failure to deliver an effective and secure service or any performance issue that arises with a new or existing service could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our customers or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third parties for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.

Substantial and increasingly intense competition may harm our business.

We compete in markets for payment services characterized by vigorous competition. We compete with existing providers of digital payment infrastructure solutions to facilitate pay-in and pay-out payment transactions, including both cross-border and local-to-local payment transactions. We compete with large companies, some of them with a substantially larger scale and higher investment capacity than us. We expect competition to intensify in the future as existing and new competitors introduce new services, enter our markets, compete directly with our products, or enhance existing services and as we expand our footprint into new emerging markets. Several of the companies that we compete against to attract customers may have greater financial and operational resources, a substantially larger sales force than we do, and may be more effective introducing innovative services than us, which may provide them with significant competitive advantages. Such companies may be already integrated with our current merchants and could start offering the same products and services in a less expensive and better or more attractive way than us, potentially obtaining some or all of the volumes routed to us. In the pay-out business we compete with established banks, global enterprise merchants, other financial institutions and other companies (including retailers) that may have greater liquidity and generate greater consumer confidence in the safety and efficiency of their pay-out services compared to ours. These banks take advantage of a larger scale and could offer lower prices and gain some or all of the volume processed by us. Mergers and acquisitions by or among these companies may lead to even larger competitors with more resources or more attractive pricing given their scale, which we may not be able to match. We also expect new entrants to offer competitive services, existing local payment service providers to expand their business to provide cross-border payments, or other existing providers that currently offer only limited services (such as fraud management) to expand their service offerings to compete with us. Certain merchants may have longstanding exclusive, or nearly exclusive, relationships with our competitors to accept or send digital payments in certain countries that extend to our target markets when our competitors or we expand to new markets. These relationships may make it difficult or cost prohibitive for us to conduct material amounts of business with them. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business will suffer serious harm.

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
•
encourage merchants to contract with us and use our digital payment services;
•
grow and diversify our customer base;
•
complement our product portfolio with additional payment solutions for our merchants, which may include the processing of cryptocurrencies;

•
enhance our infrastructure to handle seamless processing of transactions;
•
continue to develop state-of-the-art, easy-to-use technology; and
•
expand our operations into new markets.

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

We have encountered, and expect to continue to encounter, risks and difficulties frequently experienced by growing companies, including challenges in financial forecasting accuracy, hiring of experienced personnel, hiring of technology employees, determining appropriate investments, developing new products and features and assessing legal and regulatory risks, among others. Any evaluation of our business and prospects should be considered in light of our limited operating history, and the risks and uncertainties inherent in investing in early-stage companies.

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

We must also attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual and human capital needs. While we have a number of key personnel who have substantial experience with our operations, we have also had to hire a significant number of new employees in order to support our rapidly growing operations, including employees in technology, sales, legal, finance, accounting and compliance areas, who are gradually becoming integrated into and familiarized with our operations. As a result, we have and will continue to adapt and upgrade our controls, policies, procedures and overall operations to accommodate our growing operations and supporting personnel. Accordingly, our controls, policies and procedures, including with respect to accounting, regulatory assessment, risk management, data privacy, client on-boarding, transaction monitoring and reliance on manual controls, among other compliance matters, remain under development and may not be consistently applied or fully effective to identify, monitor and manage all risks of our business. If we do not inform, train and manage our employees properly, we may fail to comply with applicable laws and regulations, which could lead to adverse regulatory action. Moreover, the process by or speed with which our internal controls and procedures are implemented or adapted to changing regulatory or commercial requirements may be inadequate to ensure full and immediate compliance, leaving us vulnerable to inconsistencies and failures that may have a material adverse effect on our business, results of operations and financial condition. If our controls, policies and procedures are not fully effective, or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability, harm to our reputation or be subject to litigation or regulatory actions that could adversely affect our business, financial condition or results of operations.

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

Our revenues depend on prompt and accurate transaction processes. Currently, all our transactions are exported from a transaction server and manually registered into our accounting system, which may subject our accounting system to errors and possible mismatches between customers’ payments and our confirmation of such payments to our merchant, which may give rise to claims or allegations that could harm our business. Our failure to grow our transaction-processing capabilities to accommodate the increasing number of transactions that are processed on our platform could harm our business. Furthermore, we may need to enter into relationships with various strategic partners and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenues and operating margins. Further, we may also expand into new geographies, which may further strain our resources and bring new challenges. See “We are expanding and may in the future continue to expand into new industry verticals and geographic regions and offer new products, including through potential acquisition opportunities, and our failure to mitigate specific regulatory, credit, and other risks associated with a new industry vertical, geographic region or product could have an adverse effect on our business.”

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

Many potential merchant clients may have concerns about disadvantages associated with switching payment processing vendors or integrating with a new vendor, such as a loss of accustomed functionality, increased time and investments required to integrate services with a new vendor and potential business disruption or due to reputational concerns based on market disinformation. For potential clients, integrating with a new vendor or switching from another vendor or an internally developed system may be a significant undertaking. As a result, potential clients often resist changing vendors or integrating with new vendors. We seek to overcome this resistance through strategies such as making investments in our sales personnel and in enhancing the functionality and improving the performance of our software and services. However, there can be no assurance that our strategies for overcoming potential clients’ reluctance to change vendors or integrate with a new vendor will be successful, and this resistance may adversely affect our growth. In addition, customers may take significantly longer than expected to directly integrate with us. Delays in integration, which are common and typically depend on the level of resources and efforts used by merchants, may have a material adverse effect on our growth potential and future performance.

Merchant attrition or a decline in our clients’ growth rate could cause our revenues to decline.

We may experience attrition of our merchant relationships, a reduction in sales or a decrease in processing volume with existing merchant clients due to several factors, including reputational concerns based on market disinformation, business closures, transfers of merchants’ accounts to our competitors, cancellations and account closures that we initiate due to heightened credit risks relating to contract breaches by merchants. We cannot predict the level of attrition in the future and our revenues could decline as a result of higher-than-expected attrition, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our growth to date has been partially driven by the growth of our clients’ businesses and the resulting growth in TPV. Should the rate of growth of our clients’ businesses slow or decline, this could have an adverse effect on the volumes processed and therefore an adverse effect on our results of operations. Furthermore, should we not be successful in selling additional solutions to our active client base and/or expanding merchant sales to other geographies, we may fail to achieve our desired rate of growth, which may have material adverse effects on our business performance, financial condition and results of operations.

Interruption or failure of our information technology and communications systems could impair our operations, which could also damage our reputation and harm our results of operations.

Our success and ability to process payments and provide high-quality client service depend on the efficient and uninterrupted operation of our computer and information technology systems, as our merchant customers expect a consistent level of quality in the provision of our services. Any failure of our computer systems and information technology to operate effectively or to integrate with other systems, performance inadequacy or breach in security may cause interruptions in the availability of our sites, delays in payment processing and reduced efficiency of our operations. Factors that could occur and significantly disrupt our operations include system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures, sabotage, vandalism, terrorist attacks and similar events, software errors, computer viruses, worms, physical or electronic break-ins and similar disruptions from unauthorized tampering with our computer systems and payments platform. Global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. While we have certain backup systems and basic recovery plans for certain aspects of our operations and business processes, we do not have full redundancy in our infrastructure and our planning does not account for all possible scenarios, and requires further development, review and updates. Any disruptions or service interruptions that affect our systems could damage our reputation, require us to spend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. Certain of our agreements with third-party service providers do not require those providers to indemnify us for losses resulting from any disruption in service. Furthermore, certain critical processes, such as hosting, cloud and other IT related services, rely on single vendors or components without built-in redundancy. Accordingly, we are exposed to potential single point of failure issues that could lead to service interruptions. Any such disruptions could materially adversely affect our results of operations.

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

A relatively small number of customers account for a significant share of our revenues. Our top 10 customers in terms of revenues represented 62% of our revenues in the year ended December 31, 2024, 60% of our revenues in the year ended December 31, 2023, and 50% of our revenues in the year ended December 31, 2022. In the year ended December 31, 2024, there were two customers that individually accounted for more than 10% of our total revenues, compared to one customer and no customers in the years ended December 31, 2023 and 2022, respectively. Failure to maintain our contracts with, or a decrease in the relevant transaction volumes from, these merchants could negatively impact our business and could lead to significant fluctuations in our operating and financial performance. While our merchant customer contracts, including those with our largest merchants, are generally of indefinite term, they are terminable upon relatively short written notice. Moreover, these contracts are not exclusive and do not prevent merchants from transacting with and sending all or substantial transaction volumes to our competitors. Merchants may seek price reductions when expanding or changing their services with us and/or when the merchants’ business experiences significant volume changes. Further, certain merchants may seek to lower prices previously agreed upon due to pricing competition, volume increases, perceived reputational concerns based on market disinformation, or other economic needs or pressures faced by the merchant. In addition, our large merchants often have arrangements with multiple payment service providers, primarily in order to mitigate certain risks, such as downtime, delayed response time or default by a payment service provider, as well as to maximize conversion among payment service providers, and to have a complete array of payment methods available. Therefore, these merchants could shift business away at any given time without necessarily terminating their contracts with us. Moreover, from time to time, our merchants may require us to provide certain services or to process certain payment volumes that we are unwilling or unable to fulfill, which may cause them to reduce or cease business relations with us or to shift payment volumes to our competitors. If our contracts with our large merchant customers are terminated or if these merchant customers shift business away from us or offer cross-border payment solutions directly, or if we are unsuccessful in retaining high renewal rates and favorable contract terms, our business, financial condition and results of operations could be materially adversely affected.

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

Our business involves the collection, storage, processing, and transmission of personal and financial data, including names, addresses, email addresses, tax identification numbers, credit card numbers and bank account numbers, as well as information about how consumers interact with our payments platform, all of which may be accessed by some of our employees. Our reputation depends on the reliability of our payments platform as a secure way to make payments. The techniques used to obtain unauthorized, improper, or illegal access to our systems, our data, client data or end-user data, disable or degrade service, or sabotage systems are constantly evolving and have become increasingly complex and sophisticated, may be difficult to detect quickly, and may not be recognized or detected until after they have been launched against a target. In addition, a significant portion of our workforce works in a remote or hybrid capacity. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. We expect that unauthorized parties will continue to attempt to gain access to our systems or facilities through various means, including hacking into our systems or facilities or those of our clients, partners, or vendors, or attempting to fraudulently induce (for example, through spear phishing attacks or social engineering) our employees, clients, partners, vendors, or other users of our systems into disclosing usernames, tax identifications, passwords, payment card information, or other sensitive information, which may in turn be used to access our information technology systems. In addition, we may also face distributed denial-of-service (or DDoS) attacks, which is a type of cyberattack in which the perpetrator seeks to make a machine or network resource unavailable to its intended users by temporarily or indefinitely disrupting services of a host connected to the internet. DDoS attacks are typically accomplished by flooding the targeted machine or resource with extraordinarily high volumes of traffic in an attempt to overload systems with the goal of disrupting the ability of commercial enterprises to process transactions and possibly making their systems unavailable to users, including clients and consumers, for extended periods of time. Recent industry experience has demonstrated that DDoS attacks continue to grow in size and sophistication and have the ability to widely disrupt internet services. Although we have systems in place to protect us against such attacks, these systems may become overwhelmed depending on the extent or sophistication of such an attack or may otherwise provide insufficient protection.

Certain efforts may be state-sponsored and supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Numerous and evolving cybersecurity threats, including advanced and persisting cyberattacks, phishing and social engineering schemes, could compromise the confidentiality, availability, and integrity of our systems, as well as the data they contain. Threats may also derive from human error, fraud or malice of employees or third-party service providers, accidental technological failure or insufficient internal controls, including the ongoing challenge of managing employee access controls to our encrypted database and other information technology systems. Any integration of artificial intelligence (“AI”) in our or any third party’s operations is expected to pose new or unknown cybersecurity risks and challenges. We do not maintain insurance coverage to protect against cybersecurity risks. Although we have developed systems and processes designed to protect our data and client and consumer data and to prevent data loss and other security breaches, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures provide absolute security.

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

Furthermore, cyberattacks continue to evolve in sophistication and volume, and threat actors are becoming increasingly sophisticated in using techniques and tools, including AI.

We use artificial intelligence in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

Although we do not use AI in our financial reporting processes, we incorporate and may further incorporate artificial intelligence solutions into our platform, offerings, services, and features, or in support of internal business operations, and these applications may become important in our operations over time. There are significant risks and challenges in maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance our products or services. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, inappropriate, or biased, or if the use of AI results in, or is alleged to have resulted in, the infringement of the intellectual property of third parties or violations of other rights of third parties, we may be subject to legal claims or liability and our business, financial condition, and results of operations may be adversely affected.

The use of AI applications may result in data leakage or unauthorized exposure of data, including confidential business information, the personal data of end users, or other sensitive information. Such leakage or unauthorized exposure of data related to the use of AI applications could result in legal claims or liability or otherwise adversely affect our reputation and results of operations. AI also presents emerging ethical and regulatory issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including the development of government regulation of AI and automated decision-making technology more generally, may require significant resources to develop, test, and maintain our platform, offerings, services, and features to help us implement AI and automated decision-making technology more generally in a manner that complies with applicable laws and regulations and ethically in order to minimize unintended, harmful impact. The regulatory framework for machine learning, AI and automated decision-making technologies is rapidly evolving, and we may not always be able to anticipate how to respond to these laws or regulations.

Furthermore, AI can create accuracy issues, unintended biases, intellectual property infringing content, and discriminatory outcomes. AI could produce inaccurate or misleading content or other discriminatory or unexpected results, such as hallucinations. Although we take measures to ensure the accuracy of AI generated data, our measures may not always be successful, and in some cases, we may need to rely on manual reporting of such inaccuracies. We rely on external providers of AI applications and we do not have access to detailed information regarding the implementation or training data/techniques of such AI applications, including the quality of the data used for training or the ownership or intellectual property rights of such data. The law is uncertain across jurisdictions regarding the copyright ownership of content that is produced in whole or in part by Generative AI (“GenAI”). Our ability to continue to use AI technologies may be dependent on third-party software and infrastructure and we cannot control their availability or pricing.

We may not be able to source and integrate the latest AI and machine learning technologies into our products and services. If our AI or machine learning models are:

•
incorrectly designed or implemented;
•
trained on incomplete, inadequate, inaccurate, biased, or poor-quality data, or data which is subject to the rights of third parties; or
•
adversely impacted by defects, technical challenges, cyber security threats, or material performance issues; the performance of our products, services, and business, as well as our reputation could suffer or we could violate laws or our contracts.

Our insurance policies are not sufficient to cover all claims.

We have limited insurance coverage, which does not adequately cover all risks to which we are exposed, including cybersecurity risk and credit losses related to our exposure to third-party service providers. A significant claim not covered by insurance, in full or in part, may result in significant expenditures by us, including with respect to legal fees and expenses. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of our Class A common shares.

Because we are a multinational company conducting a complex business in many markets worldwide, we are subject to legal, reputational and operational risks, as well as a broad array of local legal and regulatory requirements that could adversely affect our operations.

Operating a multinational business creates difficulties associated with staffing and managing our international operations, as well as complying with local legal and regulatory requirements. We operate pay-in and pay-out financial transaction processing networks, both cross-border and local-to-local, that offer payment services to customers. The laws and regulations in the markets in which we operate in respect of the products and services we offer and may offer in the future, and in respect of their application to our merchant customers, as well as the respective interpretation of those laws and regulations, evolve and are subject to rapid change, and it is not always clear how certain regulations may apply to us and our operations. As of the date of this annual report, we are licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, registered as a Money Services Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, we are licensed and regulated in the UK as a Payment Institution, and we operate and may be licensed, as applicable, in many countries in emerging markets, primarily in the Americas, APAC (Asia Pacific), and EMEA (Europe, the Middle East and Africa), with our principal operations in Latin America, especially in Brazil, Mexico, Argentina and Chile. For additional information on our licenses and regulations applicable to our operations, see “Item 4. Information on the Company — B. Business Overview — Regulatory Overview”. Moreover, we have: (i) obtained licenses to operate in Brazil, Nigeria, Rwanda, Nicaragua, Kenya, Tanzania, Honduras and Uganda and approval in principle in the United Arab Emirates, Egypt, Philippines and Uruguay (ii) registered as an aggregator in Mexico, administrator of third-party funds and acquirers in Costa Rica, a payment facilitator in Peru, a system operator and third-party payments provider in South Africa, a sub-acquirer in Brazil, operator of payment system in the Philippines, as a payment and collection service provider in Uruguay, as Payment Aggregator and Financial System Auxiliary Services in Ecuador, as Payment Service Provider that provides Payment Aggregator services in Argentina, Payment Aggregator (acceptance of electronic payment instruments) in the Dominican Republic, and as a sub-acquirer cross-border - system operator in Chile, and (iii) registered as an AML/CFT reporting entity in: Argentina, Brazil, Chile, Colombia, Costa Rica, El Salvador, Uruguay, Nigeria, Kenya, Panama and Uganda. We are also in the process of obtaining other approvals, registrations and/or licenses in other countries, including, among others, the United Arab Emirates, Ghana, Singapore, Philippines, Nicaragua and Indonesia. Our application for the Financial Conduct Authority (“FCA”) license in the UK was approved on December 17, 2024. See “—We may not currently hold, or be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines, penalties or force us to discontinue operations in such jurisdictions, any of which could have a material adverse effect on our business, financial condition and results of operations.”

Furthermore, we may continue to expand our operations and product offerings to other countries in these regions. Some of these countries have undergone significant political, economic and social change in recent years and the risk of new, unforeseen changes in these countries remains high.

We may not be operating in compliance with all financial services regulations, foreign exchange controls, anti-money laundering and compliance regulations, transactional, sales and withholding taxes, transfer pricing rules, money remittance regulations, data protection laws, financial statement reporting requirements, minimum capital requirements, employment laws, corporate, contract, property and competition laws, and other laws or regulations to which we may be subject. We may not be compliant with licensing or registration requirements in respect of money remittance regulations or others, in certain jurisdictions where we operate. Moreover, it is not always clear how such laws and regulations apply to our business and some of our customers’ industries (e.g., e-wallets and money remitters), including, but not limited to, the fact that some of these laws were adopted prior to the advent of the internet, mobile and related technologies, and as a result, do not contemplate or address the unique issues of the internet and related technologies, which may be especially relevant in the context of the payments industry in which we operate. As a result, some of these laws are subject to interpretation by regulators and the courts on an ongoing basis and the resulting uncertainty in the scope and application of these laws and regulations increases the risk that we will be subject to private claims and governmental actions alleging violations of those laws and regulations, including with respect to our payments practices, compliance with informational requirements, or even claims that we may be conducting business without required licenses and/or authorizations thereunder in certain jurisdictions. We may be subject to increased scrutiny by regulatory authorities in certain instances where such regulatory authorities incorrectly attribute our jurisdiction of organization or corporate structure to that of a different country or entity than our actual jurisdiction of organization or corporate structure, which can enhance risks related to regulatory oversight in certain countries due to potential geopolitical tensions. We may also be subject to increased reputational risk, or scrutinized for compliance with labor, social security or tax requirements in connection with certain of our employment practices in different jurisdictions. In addition, we cannot assure you that laws and regulations applicable to us, the products that we offer, and our customers, will not be modified or interpreted in ways that could adversely affect our business.

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

We may expand into new geographic regions, including through potential acquisition opportunities, and we may in the future further expand into other industry verticals. We may not be able to successfully develop products and services for these new industries, and our merchants and financial partners may not want to be associated with us if we expand into certain verticals (whether as a result of actual or perceived increases in risk or reputational concerns or otherwise), which may result in the loss of such relationships. Our investment of resources to develop products and services for the new industries we enter may either be insufficient or result in expenses that are excessive relative to payment volumes we may be able to generate in such industries. Additionally, industry participants, including our merchants, their customers and others, may not be receptive to our solution in these new industries, which may cause them to eventually reduce their volume routed through us or even stop working with us. The merchant profile or regulatory cost of compliance in new verticals may not be as attractive as in our current verticals, which may lead to higher costs and/or lower TPV levels than we have historically experienced. If we expand into new verticals or geographic regions, we will need to understand and comply with various new requirements applicable in those verticals or regions. Industries change rapidly, and we may not be able to accurately forecast demand (or the lack thereof) for our solution, or those industries may not grow. Failure to forecast demand or growth accurately in new industries, or eventual reputational damages from engaging in certain verticals, could have a material adverse impact on our business.

Developing new payment solutions involving cryptocurrencies and settling payments that may be used to purchase or sell cryptocurrencies could subject us to additional risks.

We may seek to develop products to provide for payment solutions in connection with cryptocurrencies, including settling payments with cryptocurrencies. We may have also processed (not knowingly or intentionally) and may continue to process payments in standard currencies for merchants, which payments may be used to purchase or sell cryptocurrencies. Finally, we may directly use cryptocurrencies/stablecoins as an alternative means for settling certain foreign exchange transactions, including the inbound or outbound transfer of funds from, or to, emerging markets. Cryptocurrencies represent a new and rapidly evolving industry that is subject to a high degree of uncertainty, due to, among other things, a changing landscape in the adoption and use of cryptocurrencies, limited operating histories of many cryptocurrency networks, government and quasi-government regulation of cryptocurrencies and their use, restrictions on or regulation of access to and operation of applicable blockchain and distributed ledger technology or systems that facilitate cryptocurrency issuance and trading, the taxation, and tax-related reporting, of transactions involving cryptocurrencies, the maintenance and development of the open-source software protocols of certain blockchain networks used to support cryptocurrencies, changes in consumer demographics and public tastes and preferences, the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies, and general economic conditions and the regulatory environment relating to digital assets. If we are to develop payment solutions in connection with cryptocurrencies, including settling payments that may be used to purchase or sell cryptocurrencies and settling payments with cryptocurrencies, or if we may have processed (not knowingly or intentionally) payments that may be used to purchase or sell cryptocurrencies and may continue to process such payments, including the purchase of cryptocurrency as an alternative way for inbound or outbound transfers of funds from, or to, the emerging markets, we may be subject to additional regulatory risks, money laundering and terrorism financing compliance risks, as well as risks in product development related to the factors described above. There can be no assurance that we will be able to effectively assess the evolving regulatory landscape relating to cryptocurrencies, or that we will be able to successfully develop effective services in connection with cryptocurrencies, and any efforts to develop such services could be unsuccessful, or effectively address risks related to potential improper use of our payments platform for processing payments involving cryptocurrencies, including through the potential use of our payments platform by merchants to provide for purchases or sales of cryptocurrencies, and processing payments with cryptocurrencies, as an alternative method for the inbound or outbound transfer of funds from or to emerging markets, with an adverse effect on our business and results of operations.

In connection with such payment solutions, or the alternative to foreign exchange operation as a new product for the inbound or outbound transfer of funds, we may engage with, and enter into agreements with, crypto brokers. Notwithstanding that we do not receive from or pay to end users and merchants in crypto currencies, the crypto brokers may use crypto currencies in order to provide their services to us, including in connection with foreign exchange operations. These crypto brokers may lose their ability to operate, including due to regulatory changes, or by loss of their licenses, they may become insolvent or subject to bankruptcy proceedings, or they may commit fraud or otherwise cease to provide services or fail to pay amounts owed to us when due. Any such consequences could have an adverse effect on our business and results of operations. For example, in early November 2022, we used the services of a third-party crypto broker to manage the expatriation of certain funds. As a result of bankruptcy proceedings affecting this crypto provider in November 2022, we have been unable to withdraw US$5.6 million that we had temporarily deposited in the crypto exchange in connection with an expatriation of funds. On December 28, 2023, we entered into an agreement with a third party to sell 100% of these deposits for an amount of US$3.4 million. As of December 31, 2023, we collected the agreed amount.

We are exposed to fluctuations in foreign currency exchange rates.

We are exposed to currency risk on monetary amounts denominated in currencies other than our functional currency (the U.S. dollar), primarily the Argentine peso, Brazilian real, Colombian peso, Mexican peso, and Nigerian naira, which have historically experienced significant devaluations. Since our financial statements are denominated in U.S. dollars, the strengthening or weakening of the U.S. dollar against these currencies may expose us to translation risk when the local currency financial statements for our subsidiaries or when the results of local transactions in such jurisdictions are translated to U.S. dollars. Additionally, as the functional currencies of our entities in emerging markets are the respective local currencies of those countries, our monetary positions in U.S. dollars in those countries may also expose us to currency risk. Additionally, inadequate or improperly executed hedging strategies may fail to mitigate these risks effectively and lead to unexpected financial losses, increased cost of transactions, and potential non-compliance with financial covenants, affecting overall profitability and financial stability. Furthermore, in connection with providing services in multiple currencies, we generally set applicable foreign exchange rates for every pay-in and pay-out transaction processed. Our operating companies in the European Union and the United Kingdom may face financial exposure or could be subject to disputes with our merchant customers if our customers do not agree with the applicable foreign exchange rate we set or if we incorrectly set applicable foreign exchange rates in our cross-border business or as a result of fluctuations in foreign exchange rates between the times that we process payment transactions in local currencies and convert them to U.S. dollars. Given that we also hold certain clients and our own funds in non-U.S. dollar currencies, our financial results are affected by the translation of these currencies into U.S. dollars. While we may take certain measures intended to manage our foreign exchange risk, including by minimizing monetary balances held in local currencies in developing countries (e.g., both by choosing in certain cases to accelerate the receipt of our receivables with processors and acquirers where possible and by transferring any excess funds to operating companies in the European Union and the United Kingdom) and engaging in hedging transactions, fluctuations in foreign exchange rates and a particularly sharp devaluation of local currencies, could nevertheless have a significant impact on our business, financial condition and results of operations. See also “—Exchange controls and other restrictions on the movement of capital out of certain jurisdictions or otherwise affecting our settlement transactions or our subsidiaries’ ability to pay dividends or make other payments to us may have a material adverse effect on our results of operations and financial condition.”

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

We were issued an EU Financial Institution License that allows us to operate as a payments processor in the European Economic Area, or the EEA. As a licensed payments processor, we are subject to extensive laws and regulations applicable to licensed entities in the Eurozone and the EU. In certain other jurisdictions, we have also obtained regulatory registrations to conduct our business, or are in the process of obtaining approval for such registrations or assessing whether we are required to obtain certain registrations, from the applicable financial regulatory authorities in accordance with applicable law in the principal jurisdictions in which we operate. In the United States at the federal level, our subsidiary, dLocal Corp LLP, is registered with FinCEN as a Money Services Business. For additional information on our licenses and regulations applicable to our operations, see “Item 4. Information on the Company — B. Business Overview — Regulatory Overview” and Note 1.1, to our Audited Consolidated Financial Statements.

There can be no assurance that we currently hold or will be able to obtain or maintain any of the required regulatory licenses, registrations, authorizations, certifications and regulatory approvals in the jurisdictions or industry verticals in which we operate, or may in the future operate, or that the exemptions from licensing or registration upon which we rely will remain available. We may not be compliant with licensing or registration requirements in certain jurisdictions where we operate including, but not limited to, in respect of money remittances. To the extent that we use structural arrangements designed to remove our activities from the scope of applicable regulation or other licensing requirements in the jurisdictions in which we operate, there can be no assurance that these structural arrangements will remain effective as applicable laws continue to evolve or that the applicable regulatory bodies will view our activities as compliant. The adoption of new statutes or regulations, changes in regulators’ interpretation of existing statutes or regulations, or disagreements by regulatory authorities with our interpretation of such statutes or regulations, could subject us to registration or licensing or limit business activities until we are appropriately licensed. These occurrences could also require changes to the manner in which we conduct certain aspects of our business. In addition, even where we maintain regulatory licenses, certifications and/or regulatory approvals or are able to operate in reasonable reliance upon exemptions or based on legal interpretation, there may be substantial costs and potential regulatory determinations, interpretations or changes associated with maintaining such licenses, certifications, registrations and approvals or in maintaining eligibility for such exemptions, and we could be subject to fines or other enforcement action if we violate applicable requirements. Regulatory compliance could result in substantial costs and delays in the provision of our payment services, or could require significant or costly operational changes to comply with applicable licenses or to implement remedial measures. Regulatory laws and standards governing our licenses are subject to change or to varying interpretations, in many cases due to lack of specificity or due to the uncertain nature of their application to a new business such as ours.

In a number of emerging markets, regulations applicable to financial institutions with business models similar to ours are being considered or in the process of being implemented. Moreover, it is not always clear how such laws and regulations apply to our business, including, without limitation, due to the fact that some of these laws were adopted prior to the advent of the internet, mobile and related technologies, and as a result, do not contemplate or address the unique issues of the internet and related technologies, which may be especially relevant in the context of the payments industry in which we operate. As a result, the actions required to comply with licensing regulations may evolve over time as new guidance is provided by supervisory authorities and the interpretation of requirements by supervisory authorities and courts may be further clarified over time. In addition, in certain jurisdictions, companies engaged in our types of business could be required to maintain a higher minimum authorized capital than other companies. We may be unsuccessful in our efforts to comply with, or assess, existing or evolving regulatory interpretations applicable to licenses, authorizations and applicable regulations in the jurisdictions in which we conduct business, including as a result of our rapid growth and lack of familiarity with the regulatory requirements applicable to new jurisdictions (see “—Because we are a multinational company conducting a complex business in many markets worldwide, we are subject to legal, reputational and operational risks, as well as a broad array of local legal and regulatory requirements that could adversely affect our operations,” “—If we fail to manage our growth effectively, our business could be harmed” and “—Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate, and operational risks could adversely affect our consolidated results of operations”). Failure to comply with relevant regulations, directly and indirectly (including in markets in which our services are carried out through local third-party processors or collection entities or where we may be deemed to be subject to regulatory requirements applicable to our customers), could subject us to fines or penalties or force us to discontinue operations in certain jurisdictions which would have a material adverse effect on our business, financial condition and results of operations.

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

If we were found to be in violation of any current or future regulations, or to have previously been in breach of any regulation, in any countries from which we accept merchants or customers, including as a result of any failure by our employees to adhere to our established internal controls, including in respect of appropriate communications channels, or failure by our employees to apply correctly our anti-money laundering procedures, this could result in a requirement for future compliance, fines, other forms of liability, increased legal fees and expenses and/or force us to change business practices or to cease operations altogether, and we, our directors, executive officers or employees may also be exposed to financial penalties and civil or criminal liability, any of which could have a material adverse effect on our results of operations, financial condition and future prospects.

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

We carry out our business operations through entities in multiple foreign jurisdictions. As such, we are required to file corporate income tax returns that are subject to foreign tax laws. The foreign tax liabilities are determined, in part, by the amount of operating profit generated in these different taxing jurisdictions, as well as by other factors such as the internal services we provide within certain jurisdictions. Our effective tax rate, earnings and operating cash flows could be adversely affected by changes in the mix of operating profits generated in countries with higher statutory tax rates, the jurisdictions through which we organize our operations and serve our clients, as well as by the positioning of our cash balances globally, or the internal services we provide in certain jurisdictions. If statutory tax rates or tax bases were to increase, if we organize our client-servicing operations in jurisdictions with higher statutory tax rates, or if changes in tax laws, regulations or interpretations or in our business operations were made that impact us directly, our effective tax rate, earnings and operating cash flows could be adversely impacted.

Any such adverse changes in the applicability of tax to us could increase the levels of taxation payable by us, which would have an adverse effect on our business, financial condition, results of operations and prospects. In addition to the possibility of a substantial tax burden being imposed on us, the risk that we may become subject to an increased level of taxation may result in us needing to change our corporate or operational structure, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, the tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements. For example, various levels of government and international organizations, such as the OECD and the EU, increasingly focus on future tax reform and any result from this development may create changes to longstanding tax principles, which could adversely affect our effective tax rate. The OECD has issued significant global tax policy changes that include both expanded reporting as well as technical global tax policy changes. Many countries in which we operate have implemented tax laws and administrative changes that align with many aspects of the OECD policy guidelines. The breadth of this project may impact all multinational businesses by potentially redefining jurisdictional taxation rights, and could materially impact the laws and regulations for transfer pricing and permanent establishment taxation. Additionally, tax authorities at the international, federal, state, and local levels are currently reviewing the appropriate tax treatment of companies engaged in internet commerce and financial technology. These developing changes could affect our financial position and results of operations. In particular, due to the global nature of the internet, it is possible that tax authorities at the international, federal, state, and local levels may attempt to regulate our transactions or levy new or revised sales and use taxes, VAT, digital services taxes, income taxes, or other taxes relating to our activities in the internet commerce and financial technology space. New or revised taxes, in particular, sales and use taxes, VAT, and similar taxes, including digital service taxes, would likely increase the cost of doing business. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

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

Some of the jurisdictions in which we operate have rules on transfer pricing that could give rise to challenges from the tax authorities as to whether intra-group transactions are conducted in accordance with the arm’s-length principle. Transactions conducted between and among us and our subsidiaries are made on a commercial basis by application of international guidelines and national regulations. As a consequence of globalization and growing world trade, tax authorities worldwide have increased their focus on transfer pricing with respect to cross-border intra-group transactions, as part of protecting their respective country’s tax base. Transfer pricing is an inherently subjective area, requiring significant management judgments. In the event the tax authorities in the jurisdictions where we operate consider our current transfer pricing not to be on arm’s-length terms and were to succeed with such claims, this could result in an increased tax cost, including tax surcharges, penalties and interest, which could adversely affect our business.

New and evolving regulations in respect of protection of personal data, and any failure to comply with these regulations could have a material adverse effect on our business and financial condition.

We are subject to laws relating to the collection, use, storage and transfer of the personal data of our service providers, end users, employees and clients, including in respect of personal financial information. Several jurisdictions have implemented new data protection regulations, and others are considering imposing additional restrictions or regulations. We expect data protection regulations to continue to increase both in number, complexity and in the level of stringency. The entry into force of the General Data Protection Regulation (EU) 2016/679, or the GDPR, in the European Union prompted various Latin American, Asian and African countries to begin processes to reform their data protection regimes. For example, Brazil has implemented a comprehensive data protection regulation intended to mirror the GDPR called the Lei Geral de Proteção de Dados, or LGPD, and also has a Bank Secrecy Law (Complementary Law No. 105) that applies to certain regulated entities. In addition, certain of our global enterprise merchants may be subject to data protection regimes or subject to enhanced scrutiny of data protection practices by the applicable regulatory authorities, which could impact their operations and indirectly impact their business with us. In many cases, data protection regulations have strict measures regulating both the transfer of data externally, and also the storage and transfer of data internally among our employees in the course of their work and among our subsidiaries and affiliates. Moreover, these regulations may have conflicting and/or inconsistent requirements, and compliance with one data protection regime does not necessarily entail compliance with another data protection regime, and compliance with one data protection regime could potentially create conflicts in compliance with another data protection regime. In particular, we may transfer data across jurisdictions in the ordinary course of our operations, and we may not be able to ensure compliance with all applicable data protection regulations in all jurisdictions at all times. Any failure to comply with applicable data protection regimes could subject us to significant penalties and negative publicity, which could have a material adverse effect on our business, financial condition, reputation before our merchants and providers, and results of operations.

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

We rely on third parties for certain aspects of our business, including payment networks (such as Visa and Mastercard), acquirers, processors, banks, market infrastructure (including clearing and settlement entities), alternative payment methods, last-mile payments service providers, collection entities, foreign remittance agencies, brokers, other payment service providers and digital wallets to process transactions. We may not manage to comply with our agreement with third parties or these third parties may refuse to process transactions adequately, may breach their agreements with us, may default on payments owed to us or our customers, may refuse to renew agreements on commercially reasonable terms, take actions that degrade the functionality of our services, impose additional costs, new licenses or other requirements on us, or give preferential treatment to competitive services or suffer outages in their systems, any of which could disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

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

Our payment processing services are carried out through local third-party processors, acquirers and collection entities. For both of the years ended December 31, 2024 and 2023, approximately 1% of our TPV was processed by collection entities that are owned either by our employees or certain of our directors. We have arrangements with more than 100 third-party processors, acquirers and collection entities, and the top ten processed 48% of our TPV during the year ended December 31, 2024, and 53% of our TPV in 2023. These processors collect funds from consumers and are required to transfer the proceeds from these transactions to us. As a result, we have credit exposure to these processors and acquirers. We are not insured against credit losses in connection with our exposure to these third-party service providers. If a processor or acquirer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay amounts owed to us when due, we must nonetheless process the payment transaction for the benefit of our merchant customers and the end consumers. For example, in 2019 we were prevented from collecting from a collection entity, which resulted in a loss of US$492 thousand, representing 0.01% of the aggregate TPV for that period. In November 2022, we were unable to withdraw US$5.6 million that we had temporarily deposited with a crypto exchange in connection with an expatriation of funds, due to bankruptcy proceedings affecting the crypto exchange. On December 28, 2023, we entered into an agreement with a third party to sell 100% of these deposits for an amount of US$ 3.4 million.

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

The electronic payment industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits, particularly in the emerging markets in which we operate. A sustained deterioration in general economic conditions, including as a result of actual or threatened pandemics or the wars between Russia and Ukraine, and Israel and Hamas, or the potential imposition of economic sanctions on countries where we operate could lead to a rise in unemployment rates, or increases in interest rates or changes in foreign exchange rates, and may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments. A reduction in the amount of consumer spending, whether due to continued job losses, foreclosures, bankruptcies, higher consumer debt and interest rates, changes in foreign exchange rates, reduced access to credit, lower consumer confidence, or economic uncertainty, could result in a decrease in our revenue and profits. If consumers decrease their level of spending, our merchants make fewer sales of their products and services using electronic payments or people spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue, which would significantly harm our business.

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

On October 7, 2023, the state of Israel was the target of an attack by the terrorist group Hamas which led to the death of a number of civilians. As a result, Israel declared war on Hamas and conflicts commenced in Israel and the Gaza strip. In 2024, in response to attacks from Lebanon and Iran, Israel attacked Hezbollah in Lebanon, targeting infrastructure and leaders and carried out airstrikes against Iranian military sites. The war, a further escalation of the conflict and any resulting conflicts in the region would exacerbate the ongoing humanitarian crisis and could lead to higher oil and gas prices, the imposition of sanctions, travel and import/export restrictions, further disruptions in supply chains, inflationary pressures and market volatility, among other potential consequences. It is unclear whether the conflict and its underlying uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

In particular, the United States government has recently indicated its intent to adopt a new approach to trade policy. For instance, it has initiated or is considering the imposition of tariffs on certain foreign goods, which may impact our business and the business of certain of our merchants who sell goods in those countries. On February 1, 2025, the United States government imposed additional tariffs on Canada, Mexico and China. Further, on April 2, 2025, the United States government announced that a 10% base tariff will be applied to all imports to the United States, subject to limited exceptions for Mexico and Canada, and that almost 60 countries will, in lieu of the 10% base tariff, be assigned higher reciprocal tariffs on imports that extend as high as 50%. Following reciprocal tariffs imposed by China, the United States government continued to raise tariffs on China, reaching 145% or higher on certain goods. These decisions led to immediate significant market volatility and economic uncertainty. Although many of the tariffs were later suspended and replaced by a base tariff of 10% for a period of 90 days, it is uncertain if and to what extent the tariffs may be reimposed. We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. These policies create uncertainty with respect to, among other things, existing and proposed trade agreements, free trade generally, and potentially significant increases on tariffs on goods imported into the U.S. These and other trade policies and the extent to which the current U.S. administration is successful in passing trade legislation is uncertain, and it is possible that further measures restricting trade may be announced. The current unpredictability of trade policies and their effect on trading once implemented may lead to increased costs for companies, the relocation of production lines, lost jobs, an increase in inflation and, potentially, a recession, in the United States and in the countries in which we operate. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term or on our business.

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

We rely in part on payment networks, card issuers and card schemes when processing transactions, and rely on our relationship with acquirers and other processors, the card schemes and payment network providers, and must pay a fee for this service. We are subject to operating rules, including mandatory technology requirements, promulgated by payment networks and credit card schemes that have previously subjected us and could subject us in the future to a variety of fines and penalties that we may not be able to pass on to our merchant customers. In order to access the international card networks to provide payment processing services, in certain jurisdictions we must have the relevant geographically based operating licenses, registrations or memberships. In some markets where it is not feasible for us to have a direct license with a card network, we must maintain a relationship with a local financial institution or third-party service provider to act as a local sponsor for the license. In addition, we have been notified by certain payment networks that they expect to adjust their card schemes to impose additional rules and special assessments for transactions that are executed to facilitate cross-border payments, and compliance with these rules and the additional fees related to this could affect us, significantly increasing our operating costs, and reducing our profit margins.

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

Changes to these network rules or how they are interpreted could have a significant impact on our business and financial results. For example, changes in the payment card network rules regarding chargebacks may affect our ability to dispute chargebacks and impact the amount of losses we incur from chargebacks. Changes to and interpretations of the network rules that were inconsistent with the way we operated have, in the past, required us to make changes to our business, and any future changes to or interpretations of the network rules that are inconsistent with the way we currently operate may require us to make changes to our business that could be costly, difficult or even impossible to implement. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could, among other actions, pass on fines and assessments to us, including in respect of fines, fraud or chargebacks related to our merchants or disqualify us from processing transactions if satisfactory controls are not maintained, which could have a material adverse effect on our business, financial condition and results of operations.

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

We are currently, and will continue to be, exposed to certain risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our merchant customers. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant customer is engaged in transactional fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. In certain circumstances where we are unable to collect chargeback or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, such as a zero account balance, we may bear the loss for the amounts paid to the cardholder or may be subject to fines imposed by certain payment processors. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. In addition, our exposure to these potential losses or fines from chargebacks increases to the extent that we have provided working capital solutions to such merchants, as the full amount of the payment is provided upfront rather than in installments. While most of our merchant agreements establish that the chargeback and refund liability risk is with the merchant, and would permit us to collect and retain reserves, we generally do not collect and maintain reserves from our merchants to cover these potential losses, and for customer relations purposes we sometimes decline to seek reimbursement for certain chargebacks. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment network providers could fine us, increase our transaction fees, or terminate our ability to process payment cards. Any increase in our transaction fees or liability for incorrect charges could damage our business, and if we were unable to accept payment cards, our business would be negatively affected.

Failure to deal effectively with various types of fraud could materially adversely affect our reputation and our business, results of operations and financial condition, and could severely diminish merchant confidence in our services.

Various third parties and internal parties may engage in a variety of fraudulent activity against us using our platform, the components of our platform, or our alternative payment methods, or APM. For example, a party may knowingly use a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction or process an invalid card. A merchant representative, agent or dLocal employee could submit changes in bank account details, thereby resulting in a settlement of funds to inappropriate persons. Bank employees could engage in fraud in respect of our bank accounts and make illicit withdrawals of our funds or our clients’ funds, or third parties could impersonate our employees or our clients to gain access to our bank accounts. Alternatively, our employees could knowingly process unauthorized changes to bank account details or provide or change such details after falling victim to scamming attempts (such as phishing emails or a fraudulent call posing as dLocal management, requesting an unauthorized payment of funds or access to information systems), which could also result in a settlement of funds to inappropriate persons. See “—We are subject to cyberattacks and may be subject to breaches of our information technology infrastructure and applications, and any failure to adequately protect our information technology infrastructure and applications could result in data breaches and/or downtime and materially adversely affect our reputation, business, and financial condition.” Moreover, our internal controls may not be sufficient to prevent such actions, especially given our rapid growth across a variety of jurisdictions (see “—If we fail to manage our growth effectively, our business could be harmed.”)

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

Our services and/or the services used by our customers could also be subject to unauthorized credit card use, identity theft, employee fraud or other internal security breaches. We may incur significant costs to protect against the threat of illegal or improper use of our platform or information security breaches, or to respond to or alleviate problems caused by any such issues. Laws may require us to notify regulators, customers or employees of security breaches, and we may be required to reimburse customers or banks for any funds stolen as a result of any breaches or to provide credit monitoring or identity theft protection in the event of a privacy breach. These requirements, as well as any additional restrictions that may be imposed by credit card companies, could raise our costs significantly and reduce our attractiveness.

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

We are subject to laws aimed at preventing money laundering, corruption and the financing of terrorism. This regulatory landscape is constantly changing, including as a consequence of the implementation of the Fifth Anti-Money Laundering Directive (Directive (EU) 2018/843, “MLD5”). For example, the MLD5 introduces enhanced requirements on the verification of ultimate beneficial owners. In the United States, as a registered money services business, we are subject to anti-money laundering laws and regulations, including the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, or the BSA. Among other things, the BSA requires money services businesses to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records. Monitoring compliance with anti-money laundering and anti-corruption and sanctions rules can impose a significant financial burden on banks and other financial institutions, and on us, and requires significant technical capabilities. A failure to adhere to such compliance requirements may lead to administrative sanctions, criminal penalties, settlements, litigation expenses, loss of key banking and other relationships, financial and/or reputational damage. In recent years, enforcement of these laws and regulations against financial institutions has become more stringent, resulting in several landmark fines against financial institutions and reputational damage.

We are focused on providing trusted services to our customers and ensuring that data and confidential information is transmitted and stored securely. Combating money laundering and fraud is a significant challenge in the online payment services industry because transactions are conducted between parties who are not physically present, which in turn creates opportunities for misrepresentation and abuse. Criminals are using increasingly sophisticated methods to engage in illegal activities such as identity theft, fraud and paper instrument counterfeiting. Online payments companies are especially vulnerable because of the convenience, immediacy and in some cases anonymity of transferring funds from one account to another and subsequently withdrawing them, including through the use of cryptocurrencies. Our payments services may be a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Allegations of fraud may result in administrative sanctions, criminal penalties, settlements, litigation expenses, loss of key banking and other relationships, financial and/or reputational damage.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.

We operate in jurisdictions that have a high risk for corruption, and we are generally subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations, including the Brazilian Anti-Corruption Act, or the Clean Company Act, the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the UK Proceeds of Crime Act, and the Cayman Islands Anti-Corruption Act, which prohibit corporations and individuals from engaging in improper activities to obtain or retain business or to improperly influence a person working in an official capacity. Both the Clean Company Act, the FCPA, the UK Proceeds of Crime Act and the Cayman Islands Anti-Corruption Act impose liability against companies who engage in, or attempt to engage in, bribery of government officials, either directly or through intermediaries. Applicable anti-money laundering laws and regulations, including the US Bank Secrecy Act, as amended by the USA Patriot Act, the Anti-Money Laundering Act of 2020, or the AMLA 2020, the EU 4th, 5th and 6th AML Directives (EU 2015/849 or AMLD4, EU 2018/843 or AMLD5, and EU 2018/1673 or AMLD6), the UK Proceeds of Crime Act 2002, or the POCA, the UK Money Laundering Regulations 2017 and Criminal Finances Act 2017, the Cayman Islands Proceeds of Crime Act 2017, or POCA, the Anti-Money Laundering Regulations 2020 and the Brazil Laws No. 13,810/2019, No. 13,260/2016 and No. 9,613/1998, or AML Law, require firms to put preventative measures in place and to perform know-your-customer procedures, including conducting customer identification and verification and undertaking ongoing monitoring. In addition, regulations require companies to keep records of identity of their customers and to train their staff on the requirements of the relevant money laundering regulations. Although we have a compliance program focused on the anti-corruption, anti-bribery and anti-money laundering laws, rules, and regulations that we believe are applicable to our business, we may still be subject to a requirement to change various aspects of our business or the manner in which we carry out our business in certain countries, or subject to fines, injunctions or other penalties levied by regulators in one or more jurisdictions. For example, a regulator in Malta has recently reviewed our anti-money laundering compliance practices, and has requested that we implement certain remedial measures to enhance our risk assessment methodology, our customer onboarding process, our corporate review and oversight of our anti-money laundering policies, our transaction monitoring policies and procedures, and our oversight and documentation of outsourcing arrangements. Failure to implement these remedial measures could result in fines and other penalties. Also, failures in our Know-your-Customer (KYC) procedures, including incomplete, inaccurate, or inconsistently maintained customer information, software errors and human error, could affect the integrity and reliability of data required to process transactions. This could result in the submission of incomplete or incorrect information to regulatory authorities, operational delays, compliance breaches, and increased exposure to illicit activities such as money laundering or fraudulent transactions. Violations of the anti-corruption, anti-bribery and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as severe reputational harm and the loss of our banking or other relationships.

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

In addition, regulators may increase enforcement of these obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our customers and to monitor our merchants’ transactions. Regulators may conduct audits of our compliance framework, which can include a review of all applicable records to verify identities of customers, reporting of suspicious transactions and transactional activity including monitoring processes implemented and all components of the compliance framework, and compliance with these audit processes can result in increased costs or subject us to potential enforcement proceedings. We face risks related to our ability to comply with existing or new anti-corruption, anti-bribery, economic sanctions and anti-money laundering laws and regulations, or being required to comply with anti-corruption, anti-bribery, economic sanctions and anti-money laundering laws and regulations applicable to our merchant customers, as we may not be able to comply fully with, or obtain appropriate exemptions from, such laws and regulations. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services. Any perceived or actual breach of compliance by us with respect to applicable laws, rules and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches and expose us to legal risk and potential liability.

Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate, and operational risks could adversely affect our consolidated results of operations.

We have in the past failed and may in the future fail to identify and manage risks and controls related to a variety of aspects of our business, including, but not limited to cyber-security, information technology and data privacy risk, operational risk and resiliency, interest rate risk, foreign exchange risk, treasury functions, access to information, tax, regulatory, legal and compliance risk, liquidity risk and credit risk. We have a limited operating history and are developing various controls, procedures, policies and systems to monitor and manage risk. We cannot provide assurance that those controls, procedures, policies and systems are or will be adequate to identify and manage internal and external risks, including risks related to service providers, in our various businesses. We believe that any internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual rogue acts of some persons, including our employees, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, violations of our controls, procedures, policies and systems and misstatements due to error or fraud may occur and not be detected.

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

The risk of individuals engaging in harmful or misleading conduct, whether unintentional or intentional, such as consciously circumventing established control mechanisms to perform unauthorized or illegal transactions or otherwise exceed transaction limitations and restrictions, committing fraud or improperly selling products or services to clients, is particularly challenging to manage through a control framework. In addition, we are subject to increased resiliency risk, requiring continuous reinvestment, enhancement and improvement in and of our information technology and operational infrastructure, controls and personnel which may not be effectively or timely deployed or integrated. Moreover, the financial and reputational impact of control or conduct failures can be significant. Persistent or repeated issues with respect to controls, information technology and operational resiliency or individual conduct have raised and may in the future raise concerns among regulators regarding our culture, governance and control environment. There can be no assurance that our efforts to address such risks will be effective. While we seek to contractually limit our financial exposure to operational risk, the degree of protection that we are able to achieve varies, and our potential exposure may be greater than the revenue we anticipate that we will earn from servicing our merchants.

Internal control policies and procedures and employee training and compliance programs that we have implemented to deter prohibited practices may not be effective in prohibiting our and our affiliates’ directors, employees, contractors, service providers, or agents from violating or circumventing our policies and the law. If we or our affiliates, or either of our respective directors, employees or agents fail to comply with applicable laws or policies governing our operations, we may face investigations, prosecutions and other legal proceedings and actions, which could result in civil penalties, administrative remedies and criminal sanctions. Any such government investigations, prosecutions or other legal proceedings or actions could adversely affect our business, performance, prospects, value, financial condition, and results of operations.

We rely on manual processes in our operations to conduct our business.

Currently, several of our functions are performed using a number of different information systems that are not fully integrated. In part because of this, we rely on certain manual processes and controls that are performed by individuals rather than automated systems. Accordingly, some of our treasury, accounting and business assurance operations, for instance, require us to perform many manual reconciliations, manual journal entries and other manual steps, which result in a higher risk of errors, including errors in the pay-out amount to the beneficiaries, duplicate payments to our merchants in settlement transactions and errors in our fees, foreign exchange rates, withholding and other tax calculations, which could involve material amounts. Manual processes also increase the probability of control deficiencies and material weaknesses.

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

If we fail to maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. We are required to perform system and process evaluation and testing of our internal controls over financial reporting, allowing management to assess the design, implementation and operating effectiveness of our internal controls. Our assessment may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identify material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline, and we may be subject to investigations or sanctions by the SEC, or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

Any factors that reduce cross-border trade in goods or services or make such trade more difficult could harm our business.

Cross-border trade of goods and/or services (i.e., transactions where the merchant and consumer are in different countries) is an important source of our revenues and profits. Cross-border transactions generally provide higher revenues and operating income than similar transactions that take place within a single country or market. In certain markets where our merchants operate, cross-border trade represents our primary (and in some instances our only) source of revenue.

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

We are subject in certain jurisdictions where we have operations, for example Argentina, Brazil, India, South Africa, Nigeria, and Morocco, to the risk that regulatory authorities in or outside such jurisdictions may impose exchange controls or restrictions on the movement of capital, including on transactions involving transfers of funds from such jurisdictions, as well as restrictions on repatriation of funds or repatriation of profits on subsidiaries from such jurisdictions, which may restrict the amount of funds that can be transferred or dividends that can be paid upstream to us from such jurisdictions. For example, in certain jurisdictions, such as Morocco, we must obtain regulatory approval prior to the repatriation of funds from these jurisdictions.

We may need to obtain specific approvals in some of the jurisdictions in which we have operations. However, there is no assurance that such approvals will be obtained in a timely manner, or at all, nor that we will secure approvals on time in jurisdictions where we may seek to operate in the future. In addition, the Argentine economy has experienced a balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of companies to convert local currencies into foreign currencies and imposing other exchange controls. During 2022 and 2023, the Argentine central bank unexpectedly limited the amount of funds that could be expatriated from Argentina, based on previous years’ expatriation volumes. This caused certain operational challenges until we were able to reach a resolution with the central bank. Similar actions could occur in the future, including by central banks in other countries, and we may not be able to adequately address such restrictions. In 2024, no such restrictions were imposed in Argentina. While in April 2025, the Argentine Central Bank issued regulations that clarified and simplified access to the official foreign exchange market in a way that should allow for service payments to non-related foreign counterparties to be permitted without requiring prior Argentina Central Bank approval, there can be no assurance that these regulations will not change and we could be subject to additional foreign exchange controls in the future. From time to time, we net funds, which could be challenged by regulators due to foreign exchange controls and in some cases we may use alternative expatriation channels, including brokers and foreign funds remittance agencies, as well as through the use of crypto currencies, each of which may create additional risks, including counterparty and additional credit risks (see also —“Developing new payment solutions involving cryptocurrencies and settling payments that may be used to purchase or sell cryptocurrencies could subject us to additional risks”). These restrictive exchange control measures prevent or severely restrict the access to exchange for foreign currencies, such as U.S. dollars and the ability to remit them out of the country (which measures include prior approval by the local central bank, which may be denied at its discretion) and also restrict the ability to hold foreign currency in cash within the relevant jurisdiction. If we are unable to transfer such amounts from such jurisdictions when and as needed, we will remain subject to foreign exchange risk relating to such retained funds denominated in local currencies (including merchant funds held by us), to the extent we cannot convert such funds into other currencies (whether as a result of foreign exchange restrictions in such jurisdictions, or any restrictions on transferring funds out of such jurisdictions), which may adversely impact our ability to settle such transactions and subject us to significant foreign exchange risk, which could have a material adverse effect on our results of operations, liquidity and financial condition. See “—We are exposed to fluctuations in foreign currency exchange rates,” and “— Our working capital needs may grow in excess of our cash generation capabilities, which may cause a decline in our cash and cash equivalents.”

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

We may from time to time acquire or invest in complementary companies or businesses, which may subject us to additional risks. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business and the transaction structure. We cannot assure you that acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction or that we may not be subject to additional contingencies, including additional tax liability, in respect of certain transactions. Furthermore, we may not effectively integrate these acquisitions with our current business, including their personnel, financial systems and operating procedures, or be able to retain their key customers, in each case, especially if they operate in different platforms. The costs of integrating any acquired business may harm our operating results. Moreover, unforeseen operating difficulties may arise and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. In addition, we may acquire businesses or assets that may not be fully compliant with applicable regulatory regimes. If we fail to integrate acquisitions successfully or inadequately conduct due diligence and obtain appropriate indemnity coverage for such acquisitions, we could be subject to unforeseen costs, reputational damage and our business could suffer. In March 2021, we signed an agreement with an effective date as of April 1, 2021, to acquire certain assets (primarily merchant agreements) from a payment service provider that provides local payment services in certain emerging markets in Latin America. We have applied for an exemption from associated taxes arising from the transaction in Malta. In addition, we are in the process of completing the novations of all the merchant contracts between such merchants and our affiliates. However, a small portion of the customers did not agree to novate their merchant contracts to our affiliates. Unless and until these contracts are novated, they may be subject to increased regulatory oversight risk, which could lead to fines or penalties for the current payment provider in respect of such contracts, which could adversely affect the assets we acquired, thus indirectly affecting us. We may also in the future be involved in potential conflicts with the selling shareholders of acquired companies, which could adversely affect our business.

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

We are, and may be in the future, party to litigation, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, intellectual property, tax or regulatory events, involving our clients, suppliers, consumers, as well as competition, government agencies (including central banks) and tax authorities, particularly with respect to civil, tax, financial, foreign exchange, and labor claims (including employee lawsuits). Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Also, we currently are, and may in the future be, party to one or more securities class actions regarding our registration statement on Form F-1 in connection with our initial public offering and other related reports. We believe that a number of the class action securities claims, the first of which was filed against us on February 23, 2023, are in significant part a result of negative publicity by a short seller. With respect to that claim, on March 20, 2025, the court issued a decision and order granting the motion and dismissing the complaint as to all moving defendants, including dLocal. On April 18, 2025, the plaintiffs filed a notice of appeal of the decision and order granting the motion to dismiss. The plaintiffs have until October 18, 2025, to “perfect” their appeal by filing their opening appellate brief and the record on appeal. In addition, we are also the subject of a separate class action filed against us on October 6, 2023, that alleges misstatements and omissions in various public filings during the period of May 2, 2022, to May 25, 2023, relating to regulatory foreign exchange control risks in Argentina. We have filed a motion to dismiss this separate action, which motion remains pending.

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

We could incur certain labor liabilities in connection with the outsourcing of certain of our operations to independent contractors and staffing companies, which could have an adverse effect on our business and results of operations.

We outsource a number of activities related to our business to independent contractors and staffing companies in order to adapt to different market customs and practices and to maintain a flexible cost base. During 2024, we hired certain employees that we had previously engaged as independent contractors. And while we have implemented policies regarding compliance with labor and social security obligations by our contractors, we cannot assure that our contractors will abide by their obligations or that local authorities in each market where we have operations will not impose additional labor related taxes or charges in connection with the contracts we have in force with such contractors, nor that contractors will not initiate legal actions to seek indemnification from us based on applicable labor laws and court ruling in the jurisdictions in which we engage independent contractors for a portion of our operations. In certain jurisdictions, we may be held jointly and severally liable with the staffing and payroll companies that we use. If we were to incur material labor liabilities in connection with outsourcing certain operations to independent contractors, such liabilities could have an adverse effect on our financial condition and our results of operations.

We may be subject to unexpected claims and liabilities and reputational risk arising from our former operations as a division of, or as a result of the services we provided to, AstroPay.

Prior to August 1, 2018, we operated as a division of AstroPay, a global payment solutions provider with operations in emerging markets. On August 1, 2018, our business was separated from the business of AstroPay and its then-affiliated entity, Directa24, pursuant to a separation agreement. While we operated our business as a distinct division of AstroPay prior to the separation (and the separation agreement includes a mutual discharge provision related to claims against each other), we may still be subject to unexpected claims and liabilities relating to, arising out of or resulting from the separation, including, but not limited to, liabilities arising from the carve-out of our operations from AstroPay, and/or claims from third parties as a result of our status as a legacy operation of AstroPay. Moreover, while the separation agreement sets forth certain non-compete and non-solicitation agreements for both parties, these provisions shall lapse the earlier of (i) two years from the consummation of a change of control transaction which constitutes a sale of 100% of the issued share capital of either party; or (ii) three years from the consummation of any other change of control transaction of either party. We are subject to competition from AstroPay in certain industry verticals and may become subject to competition across all industry verticals in the future upon the expiration of such non-compete and non-solicitation clauses. We are also subject to reputational risk related to our prior operations as a division of AstroPay and potential misattribution of our operations to those of AstroPay, and beginning in 2022 we began processing payments for certain AstroPay customers, which could subject us to additional reputational and other risks. For the years ended December 31, 2024 and 2023, revenues from AstroPay represented 0.03% and 0.2%, respectively, of our total revenue.

AstroPay processes payments for merchants operating in online gambling, forex, binary options or adult entertainment verticals. These activities do not have a clear legal framework in many jurisdictions, thereby exposing the company to potential civil and criminal sanctions in one or more of the territories where it operates in the foreseeable future. AstroPay’s main markets are Brazil, India and Latin America generally. Our controlling shareholders are the same controlling shareholders of AstroPay. In addition, prior to January 1, 2016, our former chief executive officer was the chief executive officer of AstroPay. As of the date of this annual report, our former chief executive officer had divested all of the equity interest he previously held in AstroPay.

Merchant customers or the market generally may continue to associate our operations with the operations of AstroPay. We may also be perceived to be associated with AstroPay due to the partial overlap of our existing shareholder group with the shareholders of AstroPay. Finally, certain of our directors and officers were formerly associated with AstroPay and/or Directa24 and/or continue to hold an ownership interest in AstroPay, and their prior association with and current interest in AstroPay may be imputed to us. Any perceived reputational shortcomings of AstroPay may reflect poorly on us, whether or not justified, which could have an adverse effect on our reputation and adversely affect our business, financial condition and results of operations.

As of the date of this annual report, we are no longer providing services to AstroPay.

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

In addition to risks related to license requirements, use of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with the usage of open-source software cannot be eliminated and could adversely affect our business.

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

We are dependent upon the ability and experience of our chief executive officer, our chief financial officer, our president and chief strategic officer, our chief operating officer and our chief technology officer, who have substantial experience with our operations, the rapidly changing payment processing industry, and emerging markets. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including key executive officers, could have a material adverse effect on our business, financial condition, and results of operations.

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

While the TCA regulates a number of important areas, significant parts of the UK economy are not addressed in detail by the TCA, including in particular the services sector, which represents the largest component of the UK’s economy. A number of issues, particularly in relation to the financial services sector, remain to be resolved through further bilateral negotiations, which have not been formally agreed yet. As a result, the new relationship between the UK and the EU could in the short term, and possibly for longer, cause disruptions to and create uncertainty in the economy, which could in turn result in reduced corporate transactional activity.

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

Although we have been granted the license in the UK by the FCA in December 2024, while we migrate the merchants, we are permitted to continue offering payment services to our pre-existing UK based customers under the Contractual Run-Off Regime and to new UK based customers through a third-party licensed provider. Our ability to provide services in the UK may be disrupted until we are able to complete the migration or provide services through a third-party licensed provider. Any disruption of our business following Brexit could have an adverse effect on our business and financial condition.

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

Risks Relating to the Countries in which we Operate

In order to provide payment processing services to merchants, we operate in multiple emerging markets where end users of our merchants execute their payments. A substantial portion of those end users are primarily concentrated in Latin America, exposing the provision of our services to disproportionate risks relating to the political, regulatory, economic and social conditions in this region.

We carry out substantially all of our business for merchants operating in emerging market countries, primarily Brazil, Mexico, Argentina and Chile. Our operations provided to merchants whose end users are concentrated in Latin America account for a substantial portion of our business. The services we provide to such merchants accounted for 75%, 76% and 82% of our revenues for the years ended December 31, 2024, 2023 and 2022, respectively. The concentration of the services we provide to merchants who operate in these countries exposes us to risks related to the political, regulatory, economic and social conditions in these countries.

For example, in Argentina (where revenue based on the country where the end users of our merchant customers executed their payments represented 11%, 12% and 19% of our revenue in 2024, 2023 and 2022, respectively) the economy has historically experienced very high rates of inflation that have undermined the Argentine economy and the Argentine government’s ability to foster conditions for stable growth. High rates of inflation in Argentina have adversely affected economic activity and employment levels, real salaries, consumption and interest rates. In addition, as the Argentine fiscal deficit has increased and Argentine central bank reserves have decreased, the Argentine government has responded by increasing tax rates, and by reinstating foreign exchange controls, to which we may be subject in the emerging markets in which we operate. Moreover, in the past Argentina has experienced social and political turmoil, including civil unrest, riots, strikes and street demonstrations. Although we have generally been able to offset the heightened foreign exchange and exchange control risks in Argentina with higher overall fees on transactions conducted through our Argentine operations, the persistently poor economic conditions in Argentina, in particular the significant foreign exchange rate volatility of the Argentine peso and uncertainty regarding exchange control measures could have an adverse effect on our business, financial condition and results of operations. For example, during 2022 and 2023, the Argentine central bank unexpectedly limited the amount of funds that could be expatriated from Argentina, based on the volumes expatriated in previous years which created certain operational problems until we were able to reach a resolution with the central bank. Moreover, foreign exchange regulations in Argentina are subject to change from time to time. Changes in Argentine foreign exchange regulations may make it difficult to expatriate funds on a timely basis, or at all, which could have an adverse effect on our business, financial condition and results of operations. While in April 2025, the Argentine Central Bank issued regulations that clarified and simplified access to the official foreign exchange market in a way that should allow for service payments to non-related foreign counterparties to be permitted without requiring prior Argentina Central Bank approval, there can be no assurance that these regulations will not change and we could be subject to additional foreign exchange controls in the future.

In addition, during 2023 certain administrative and judicial inquiries were initiated against our Argentinean subsidiary, dLocal Argentina S.A. These inquiries do not seek financial penalties at this stage. As of the date of this filing, no provision for contingencies has been recorded for the aforementioned matters.

Similar actions may occur in the future, including by central banks of other countries, and we may be unable to adequately address such restrictions.

In addition, in Brazil (where revenue based on the country where the end users of our merchant customers executed their payments represented 20%, 24% and 20% of our Revenue in 2024, 2023 and 2022, respectively), recent economic and political instability has led to a negative perception of the Brazilian economy, which could adversely affect us given the significant concentration of our TPV transacted by our merchants in Brazil. Following the 2022 Brazilian election results, there were mass protests and demonstrations across Brazil by supporters of the former President of Brazil contesting the election results. On January 8, 2022, demonstrators invaded government buildings in Brasilia, including the Brazilian Congress and the Brazilian Federal Supreme Court, which led the Brazilian Federal Supreme Court to order the arrest of participants and some politicians and resulted in new investigations. As a result of past corruption allegations against the current President of Brazil and his political party’s involvement in the events that gave rise to the historic “Lava Jato” operation, his current presidency is subject to further political uncertainty. Because a significant share of our business is carried out in Argentina and Brazil, ongoing political and social unrest and poor economic conditions and government measures taken in response thereto in Argentina and in Brazil could have an adverse effect on our business, financial condition and results of operations.

In Mexico (where revenue based on the country where the end users of our merchant customers executed their payments represented 20%, 18% and 16% of our Revenue in 2024, 2023 and 2022, respectively) the Mexican government exercises considerable influence over many aspects of the economy. Our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, changes in the financial, governance and operating structure of state-owned enterprises and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate and fee caps, as well as tax policies. The economy of Mexico has experienced significant volatility in past decades, characterized, in some cases, by slow or regressive growth and contraction, declining investment and high inflation. According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), and the Mexican Central Bank, in 2022, GDP increased 3.0% and inflation reached 7.8% with the economy recovering partially from the pandemic. In 2023, GDP increased 2.4% and inflation reached 4.9%, as the economy continued to recover and inflation increased globally. In 2024, GDP increased 1.3% and inflation reached 4.2%, as the economy continued to recover and inflation began to stabilize in certain parts of the world. As a result, the actions of the Mexican government concerning the economy and regulation of certain industries could have a significant effect on businesses with operations in Mexico, including us.

Further, in Chile (where revenue based on the country where the end users of our merchant customers executed their payments represented 7%, 9% and 13% of our Revenue in 2024, 2023 and 2022, respectively) political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the enactment of Chile’s new constitution could adversely impact our business. Growing public concern over perceived social inequality led to a rise in social unrest beginning in October 2019. The social unrest caused commercial disruptions throughout the country. After three weeks of nationwide protests, the Chilean government announced in November 2019 that it would initiate a process to draft a new constitution for Chile. When the government announced the process of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. Referendums on the new constitution were held. The final text was finished by July 2022 and submitted to popular vote in September of that year, where 62% of voters rejected the proposed constitution amidst general criticism. In December 2022, different political parties reached an agreement for a new constitutional process with a defined set of principles for the new constitution. The new constitutional process started in January 2023 with the enactment of the new law and continued with the appointment of commissions in March, the election of the constitutional council on May 7, 2023 and a popular vote on a new draft constitution on December 17, 2023, which was rejected by 55% of the votes. No assurance can be given that any changes to the constitution or that disruptions in the political and economic climate in Chile will not adversely affect our business, financial condition or results of operations.

Inflation has increased recently throughout countries in Latin America, as a result of supply shocks that affected the price of foodstuff, climate events that hit electricity generation, disruption in supply chains and the depreciation of local currencies, among others. These inflationary pressures have persisted in early 2025.

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

•
natural disasters;
•
government intervention in the private sector, including through potential nationalization of private enterprises; and
•
other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

Uncertainty over whether the governments of the countries in which we operate will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in those countries, which may have an adverse effect on our activities and consequently our results of operations. In addition, the political environment of the countries in which we operate has historically influenced, and continues to influence, economic performance in such countries. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in those countries. Recent economic instability in a number of the countries in which we operate has contributed to a decline in market confidence in the respective economies as well as to a deteriorating political environment. The occurrence of adverse events that create additional political uncertainty in any of these countries could harm the economy of the countries in which we operate and, consequently, our business, and could adversely affect our financial condition, results of operations and the price of our Class A common shares.

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

We derive a portion of our revenue from our merchants’ end-user transactions in countries in Latin America, Africa and Asia, and we expect to continue to grow our operations in these regions. As such, our business is subject to the various political, social, economic, fiscal and monetary policies and factors that affect companies operating in Latin America, Africa and Asia, which could have a significant effect on our business, financial condition, results of operations and prospects. While certain Latin American, African and Asian countries feature developed and sophisticated business sectors and financial and legal infrastructure at the core of their economy, they are also affected by socio-economic challenges such as high levels of unemployment, poverty and crime and large parts of the population in Latin American, African and Asian countries, particularly in rural areas, do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered under previous governments of countries in the regions may increase the costs and reduce the profitability of our business. These problems or proposed solutions may impede fixed inward investment into Latin America, Africa and Asia and increase emigration of skilled workers and as a result, we may have difficulties retaining qualified employees.

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

We may be harmed by investors’ perceptions of risks related to the sovereign debt credit rating of the countries in which we operate. Rating agencies regularly evaluate those countries and their sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Risks Relating to Our Class A Common Shares

An active trading market for our common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares at or above the price they paid and our ability to raise capital in the future may be impaired.

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

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, including as a result of third-party reports, securities class action litigation has been instituted against these companies. This litigation could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

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

We have been the subject of negative publicity by short sellers. It is not clear what long-term effect such negative publicity could have on us and/or whether we will continue to be subject to short seller attacks from time to time in the future. If we were to become the subject of any additional unfavorable allegations, even when such allegations are untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would prefer to strongly defend against any such short seller attacks, we may be constrained in the manner in which we can respond to any allegations due to applicable state or federal law, or issues of commercial confidentiality. Any future response to negative publicity from short sellers could be costly and time-consuming, and could divert management’s attention from our day-to-day operations.

Even if short seller allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our Class A common shares and our business operations. Because of the nature of our business in processing payments, we depend significantly on our brand and on customer confidence in our services. As a result, such allegations may impact our revenues by damaging our reputation, confidence in our services and relationships with our existing customers and potential new customers. For example, we may need to offer more favorable terms to new or existing customers, such as shorter settlement cycles, or we may be required to deliver letters of credit as a condition to doing business with certain customers, or we could lose certain lines of credit (in each case either temporarily or permanently), which would have an adverse effect on our business. As a result, even allegations that lack merit may materially negatively impact the results of our operations.

We believe that the class action securities claims filed against us are in significant part a result of negative publicity by a short seller. For more information, see “Item 8. Financial Information―A. Consolidated Statements and Other Financial Information―Legal Proceedings”. With respect to certain of these class action claims, we cannot predict the timing, outcome or consequences of such actions, and we cannot assure you that our defenses will be successful or whether we will be subject to any damages, or how much. Whether or not we prevail in such proceedings, we may incur significant expenses defending them, which may materially and adversely affect our financial condition and results of operations.

As of December 31, 2024, holders of our Class B common shares together own 46.96% of our outstanding common shares and 81.57% of corresponding voting rights, and have the power, as a group, to elect a majority of the members of our board of directors, which means that these shareholders, when acting in concert, have significant influence over matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

As of December 31, 2024, holders of our Class B common shares beneficially own 46.96% of our outstanding common shares and 81.57% of corresponding voting rights and all of our outstanding Class B common shares. As a result, these shareholders, when acting in concert, exercise significant influence over all decisions at our shareholders’ meetings. In addition, as long as they hold our Class B common shares, such holders shall be entitled to appoint at least a majority of the members of our board of directors. They also, when acting in concert, have significant influence to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, our existing Class B common shareholders may exercise their voting power in a manner to cause us to make acquisitions that increase the amount of our indebtedness or outstanding common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of our Class B common shareholders on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They may, when acting in concert, be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

We have granted holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Under our Articles of Association, each holder of our Class B common shares is entitled to preemptive rights to purchase additional Class B common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which as of December 31, 2024, were 46.96% of our outstanding shares. The exercise by holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase.

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

Our shareholders, or entities controlled by them or their permitted transferees, are able to sell their common shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees, were to sell a large number of their common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

Sales of a substantial number of our Class A common shares (including Class A common shares issuable upon conversion of Class B common shares) or the perception that such sales may occur could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.

Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares.

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

Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to five votes per share, so long as the total outstanding Class B common shares represent at least 10% of the total number of common shares (Class A and Class B) then outstanding. The beneficial owners of all of our Class B common shares are Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments Ltd., Sebastián Kanovich (our former co-CEO, one of our directors and founders, then indirectly through Nordau Inc) and Jacobo Singer (our former co-President, former COO and one of our directors). See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Due to the five-to-one voting ratio between our Class B and Class A common shares, Andres Bzurovski Bay, IZBA SA, Aqua Crystal Investments, Sebastián Kanovich and Jacobo Singer will continue to exercise disproportionate voting power of our common shares and therefore be able to maintain significant influence over matters submitted to our shareholders so long as the total outstanding Class B common shares represent at least 10% of the total number of common shares (Class A and Class B) then outstanding.

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

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item 16G. Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

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

Our Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in our Articles of Association, including transfers to affiliates and transfers to and between the existing holders of Class B common shares. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the outstanding Class B common shares represent less than 10% of the total number of all Class A common shares and Class B common shares then outstanding. If any such conversions occur, the total number of Class A common shares issued and outstanding will be increased and be dilutive to our other shareholders.

In addition, on November 15, 2023, a holder of warrants exercised its net issuance right resulting in a net issuance amount of 6,334,134 shares at a Fair Market Value of U.S. Dollars 18.098 per share, calculated using the average price of five business days before the exercise date. Considering that, as of the date of this annual report, we had warrants outstanding issued to an affiliate of one of our merchant customers to acquire up to 8,672,500 of our outstanding Class A common shares exercisable through January 24, 2026 at a purchase price per share of either (1) US$0.5726 or (2) upon any reorganization (including any change of control) of the Company, the lesser of (i) US$0.5726 and (ii) sixty percent (60%) of the price per share paid in or implied by such transaction. The warrants limit such customer’s beneficial ownership to 4.999% of our outstanding Class A common shares unless such customer waives this limit upon 61 days’ notice. If any such existing or future warrants are exercised, the Class A common shares issued will increase the total number of Class A common shares issued and outstanding and thus be dilutive to our other shareholders.

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

Certain of our directors and officers, among others, own shares in the Company, and are also beneficiaries under our share-based compensation plan. Due to the grant of share options and restricted stock units to members of our management team, a portion of their compensation is closely tied to our results of operations and, more specifically, to the trading price of our Class A common shares, which may lead such individuals to direct our business and conduct our activities with an emphasis on short-term profit generation. As a result of these factors, the interests of our management team may not coincide with the interests of our other shareholders that have longer-term investment objectives.

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

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

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

Our corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of
the Cayman Islands (the "Companies Act") and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

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

An investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares could lose the entire value of their investment, including as a result of risks relating to our Class A common shares, us, the sector in which we operate, our shareholders and the general macroeconomic environment in the countries in which we operate, among other risks.

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

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on the market price of our Class A common shares during 2024 and the composition of our income and assets, including goodwill, we believe that we were not a PFIC for our 2024 taxable year and we do not expect to become one in the foreseeable future. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (1) we hold and expect to continue to hold a substantial amount of cash, which is generally categorized as a passive asset; and (2) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

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

Item 4. Information on the Company

A.
History and development of the company.

We undertake our filings in electronic form using the EDGAR filing system of the SEC. Our filings are available through the EDGAR system at www.sec.gov. Our filings are also available to the public through the Internet at dLocal’s website at investor.dlocal.com. The information contained in, or accessible through, our website is not part of, and is not incorporated into, this annual report.

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

Since our inception, we have harbored global ambitions. We started with a single product to support a single payment method in one market, specifically pay-in cross-border payments in Brazil. Our early success empowered us to expand to other emerging markets, offering our services today in more than 40 countries including Brazil, Mexico, Argentina, Colombia and Chile in Latin America; Nigeria, Egypt, South Africa, and Morocco in Africa; and India, Philippines, and Indonesia in Asia, among others.

From the outset, our teams leveraged their technical expertise and entrepreneurial acumen to construct our flexible, scalable platform from scratch. The addition of strong commercial and financial talent complemented their technical proficiency, which has allowed dLocal to scale the business. Over the years, we have been able to continuously and rapidly introduce new solutions and capabilities in response to our global merchant’s dynamic needs and payments ecosystems, further develop and enhance our technology platform, and evolve our business model.

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

We benefit from the support of our investors, including our strategic shareholders, General Atlantic and Mastercard, and the opportunities our scalable platform offers us. Moreover, Sebastián Kanovich, our former co-CEO and one of our directors and founders, and Jacobo Singer, our former co-President and COO, and members of our founding management team and board of directors hold a meaningful combined ownership in dLocal and are deeply committed to our continued success. See “Item 6. Directors, Senior Management and Employees”. With this support and commitment, we may continue expanding into new markets, developing new products, and retaining and expanding our merchant base while growing their overall volume processed through our platform (including, in each case, through potential acquisition opportunities), all of which are drivers that we believe will continue to propel our growth in the years to come.

Capital Expenditures

For a description of our principal capital expenditures in the years ending December 31, 2024, 2023 and 2022, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Our Incorporation

We are a Cayman Islands exempted company incorporated with limited liability on February 10, 2021, for the purposes of facilitating our initial public offering that took place on June 3, 2021. Our principal executive offices are located at Dr. Luis Bonavita, 1294, Montevideo, Uruguay 11300. Our legal name is DLocal Limited and our commercial name is “dLocal.” Our telephone number at our principal executive offices is +1 (424) 392-7437. Our agent for service of process in the United States is Cogency Global Inc., located at 122 E. 42nd Street, 18th floor, New York, New York 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is investor.dlocal.com. The information contained in, or accessible through, our website is not part of, and is not incorporated into this annual report.

Recent Developments

As announced on September 6, 2024, Jacobo Singer, our then-current chief operating officer (COO) and Co-President, decided to step down from both roles, remaining in the positions during a transition period until December 15, 2024, to ensure a smooth handover of responsibilities. Following the transition period, Mr. Singer continues to serve as a member of our Board of Directors. On the same day, Carlos Menendez was appointed as our new COO.

Mr. Menendez brings over 30 years of experience in world-class companies across payments, banking and consumer industries, including Mastercard, Citibank and Procter & Gamble. He has a proven track record in scaling businesses, managing global P&Ls and developing strategic partnerships, which are invaluable as the Company continues to grow and expand its operations. Mr. Menendez holds a bachelor’s degree from Harvard University and an MBA from Wharton.

On March 25, 2025, we announced that Mark Ortiz will step down from his role as Chief Financial Officer due to an unforeseen health issue that requires attention, effective upon the filing of this annual report. Our board of directors has appointed Jeffrey Brown, who currently serves as VP Finance, to act as interim Chief Financial Officer following the filing of the 20-F while we conduct a comprehensive search for a permanent successor. Mr. Brown brings extensive financial expertise, having previously held leadership roles at Bank of America, RPX Corporation and more recently as the CFO at Geopagos. Mr. Ortiz will, to the extent possible and permitted by his health, make himself available during the search and transition period as an advisor to the company.

B.
Business overview.

Our Mission

Our mission is to enable global merchants to connect seamlessly with billions of emerging market users.

Overview

dLocal is focused on simplifying and redefining the online payments experience in emerging markets. Through one API, one technology platform, and one contract, which we collectively refer to as the One dLocal model, we enable global enterprise merchants to get paid (pay-in) and to make payments (pay-out) online in a safe and efficient manner. Merchants on our platform consistently benefit from improved acceptance and conversion rates, reduced friction, and enhanced fraud prevention, which enables merchants to better serve nearly 2 billion potential combined internet users in the countries we serve. Our proprietary, fully cloud-based platform has the ability to power both cross-border and local-to-local transactions in more than 40 countries as of December 31, 2024. Our solutions are designed to be user-friendly and seamlessly adapted to our different countries and payment methods. We empower global merchants to expand their market reach by connecting them to consumers through more than 900 different local payment methods, including financial institutions, across different geographies. In addition, our proprietary technology architecture is designed to be highly scalable and flexible, enabling us to rapidly innovate in response to market demand, expand our services to new countries, and enhance our value proposition for our merchant clients. We believe that our product offering is the most comprehensive online payments infrastructure currently available for global enterprise merchants operating across emerging markets.

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
•
For a leading e-commerce marketplace in Latin America, we streamlined the onboarding and KYC/KYB of thousands of sellers, split payments, dynamic tax withholding, and settlement at scale in Argentina.
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

We are an enterprise-focused company targeting large global merchants operating in various verticals and geographies, including financial services, remittances, commerce, advertising, streaming, on-demand delivery, ride hailing, SaaS, travel, e-learning, gaming, and crypto. Our global platform is built from the ground up to be accessible through a single direct API and to meet the rapidly evolving needs of fast-growing global merchants. We prioritize simplicity, scalability, transparency, agility, and innovation, which are key factors contributing to our continued success. Our portfolio includes over 700 global merchants, including leading global enterprises such as Shein, Didi, Payoneer, Temu, Google, Facebook, Rappi, Deel, Uber, SpaceX, Worldpay and Spotify. We also partner with leading marketplaces such as Shopify to help their SMB clients and partners extend their geographic reach. Our global merchants benefit from maintaining direct relationships with their end-users while facilitating a faster, safer, more reliable, and compliant payments experience. On average, our global enterprise merchants utilized dLocal's platform in approximately nine different countries and 106 payment methods during the year ended December 31, 2024. We define enterprise merchants as those merchants processing more than US$6 million TPV during the period. Our global enterprise merchants, comprising 99% of our TPV in the year ended December 31, 2024, 98% in 2023 and 97% in 2022, demonstrate the trust and strong relationships we have built with our global enterprise merchants.

Payment processing value chain

Payins
Payouts
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
Merchant A
Merchant B
Buyer

Note: Illustrative cross-border examples

We benefit from an attractive business model with improving economies of scale. We are often subject to rigorous vetting processes with global enterprise merchants that invest significant time and resources in the selection, diligence, and on-boarding of technology and payments providers. This onboarding process can often take several months as these merchants assess our technological capabilities, ability to comply with their data security protocols, and adherence to regulatory, tax and compliance requirements. However, once we establish a direct connection (meaning there are no third-party intermediaries between us and the merchant in the payment flow and technical integration), global merchants have the ability to access the full breadth of our solutions and the countries where we have a presence instantly through one API and one contract. Merchants can also choose to route all or just a portion of their applicable pay-in and pay-out volume through us. Our direct connections with merchants serve as a strong competitive advantage and barrier to entry for competing providers and make incremental volume that flows through our platform highly margin accretive for dLocal.

Our single integrated platform offers a merchant-friendly alternative to the fragmented legacy providers that global merchants were previously forced to rely on for payments in emerging markets. With a robust online payments infrastructure spanning over 40 countries as of December 31, 2024, we empower merchants with seamless transactions across diverse markets. Our direct relationships with global merchants, strategic partnerships with APMs, local financial institutions, and acquirers, along with our deep understanding of the regions we serve, set us apart. Additionally, our compliance, tax, and fraud management capabilities create a competitive edge that is difficult to replicate. Driven by a technology-first approach, an execution-focused culture, and an agile innovation mindset, we remain at the forefront of the industry.

Our success is reflected in our rapid growth and strong profitability. dLocal earns revenue from fees charged to our merchants in connection with payment processing services for cross-border and local-to-local payment transactions in emerging markets. These fees are primarily generated on a per approved transaction basis as either a fixed fee per transaction or fixed percentage per transaction. The fees include a processing fee, as well as an FX service fee earned on payments involving conversion of currencies and expatriation of funds to and from various currencies, including the U.S. dollar and the Euro. The fees charged also include installment fees, chargebacks and refunds fees, as well as other minor fees, such as initial set up fees, minimum monthly fees, maintenance fees, and small transfer fees. Our TPV was US$25.6 billion, US$17.7 billion and US$10.6 billion for the full years of 2024, 2023, and 2022, respectively, representing a growth rate of 44.7% when comparing the full year of 2024 to 2023 and a growth rate of 67.3% when comparing the full year of 2023 to 2022. Our total revenues were US$746.0 million, US$650.4 million and US$418.9 million for 2024, 2023, and 2022, respectively, representing a growth rate of 14.7% when comparing the full year of 2024 to 2023 and a growth rate of 55.2% when comparing 2023 and 2022. Our net revenue retention rate, or NRR, was 113% and 150% for the year ended December 31, 2024, and 2023, respectively. We believe our asset-light operating model with low capital requirements allows for continuous reinvestment to drive top line growth. Our strong profitability and cash flow generation is due in large part to our solving of the complex payments problems on behalf of our merchants in underserved geographies. Our Adjusted EBITDA Margin was 25.3%, 31.1% and 36.5% during the full years of 2024, 2023, and 2022, respectively. We expect to continue to invest in profitable growth, pursuing opportunities that grow both our revenues and our profit for the year, always in a disciplined manner in an effort to maximize the return on these investments.

Our Competitive Strengths

The following strengths and advantages are at the core of our strategy:

One single API, one single platform to connect to emerging markets

dLocal’s value is derived from the simplicity of our fully cloud-based proprietary platform, accessible through a single API, that enables global merchants to potentially reach nearly two billion internet users in the emerging markets we serve (excluding China). Traditional payments providers serving these markets are often burdened with disparate legacy technology systems that have been stitched together over time. This limits pricing transparency and leads to reconciliation and refund management complexities, a sub-optimal user experience, lower conversion rates, and subpar system availability, as well as increased levels of fraud and compliance issues. Conversely, dLocal offers a modern and flexible technology stack that is purpose-built to meet our global merchants’ high performance and scalability expectations, as demonstrated in our ability to increase our TPV by 188 times between 2016 and 2024.

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

Our teams built dLocal’s state-of-the-art platform from the ground up. It is designed to serve multiple functions in the payments value chain. dLocal combines payment processing and FX management with compliance, tax, and fraud management capabilities into one intuitive, fully integrated platform. We provide global merchants increased transparency and valuable insight into their cross-border and local-to-local payments flows, enabling them to provide an enhanced user experience for their end users. The features that power dLocal’s platform enhance the processing systems in each of the emerging markets we serve, while at the same time standardizing payments offerings across multiple countries. Our dynamic routing feature leverages the full breadth of dLocal’s connections with several acquiring company partners to maximize approval rates. Our fraud prevention module helps our merchants to detect risky patterns and prevent fraud while optimizing approval rates. Our security features are very relevant to our merchants as we handle highly sensitive transaction and user information. Refund and dispute management, currency exchange management, reporting and reconciliation for automatic settlements of funds, among other capabilities, round out our comprehensive suite of solutions.

We have made significant investments in product development and software design through the engineering expertise of 371 full-time equivalents (including employees and contractors) focused solely on technology. These investments have enabled us to efficiently expand our platform solutions and capabilities, enhance our payments infrastructure, rapidly deploy technology updates, and work to develop high standards of security for our business and technology. As an example, we enhance our platform constantly and deploy system updates typically on a daily basis that instantly become available to all our merchants, in contrast with legacy players, which normally deploy such updates a limited number of times per year. We believe that our capabilities are highly differentiated and hard to replicate, strengthening our overall competitive advantage.

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

Our commitment to these standards has allowed us to build a portfolio of merchants that includes some of the largest companies in the world, such as Shein, Didi, Payoneer, Temu, Google, Facebook, Rappi, Deel, Uber, SpaceX, Worldpay and Spotify. Furthermore, we have a strong track record of successfully acquiring new merchants and growing these relationships over time, cross-selling solutions in additional geographies or payment methods beyond the initial services contracted. On average, our global enterprise merchants used dLocal’s platform in approximately nine different countries and 106 payment methods during the year ended December 31, 2024, in approximately eight different countries and 74 payment methods in 2023 and in approximately eight different countries and 79 payment methods in 2022. We define enterprise merchants as those merchants that processed more than US$6 million TPV during the period. We believe this US$6 million threshold is representative of our merchant base as such merchants comprised 99% of our TPV in the year ended December 31, 2024, 98% in 2023 and 97% in 2022.

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

We provide merchants with proprietary fraud management tools built on machine learning algorithms and rules-based technology to help identify potentially problematic activity and execute transactions with increased levels of security. In addition, we offer tax and compliance capabilities that streamline regulatory compliance by helping merchants stay up to date with complex and frequently changing local laws and regulations, and FX management and multi-currency collection and settlement capabilities to address their needs in cross-border transactions. In addition, we have built our machine learning engine to dynamically route a transaction to the best acquirer (and fallback) for the configured strategy, so as to maximize approval rates, minimize costs, and/or minimize latency.

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

Deep connectivity with local partners in emerging markets

dLocal offers its global merchants comprehensive access to a broad payments ecosystem through our One dLocal model in the emerging markets where we have a presence. Our strategic relationships, including with financial institutions, create a broad and effective acceptance network for our payments solutions. We have ongoing dialogue with many local regulators, exchanges and tax authorities in different countries, as well as direct integration with certain tax payment systems, which enables us to optimize our operations and adapt quickly and efficiently to regulatory changes.

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

We have also created broad solutions with feature-rich capabilities that assist multiple merchants operating in the same market. We often create these products in response to a specific merchant need, then replicate them across our entire platform, thus benefiting other merchants operating in the same countries at minimal incremental costs.

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

Attractive business model that delivers strong financial performance

Our technology-driven business model creates significant opportunities for scale and operating efficiencies. We benefit from strong relationships with our existing merchants, many of whom benefit directly from strong secular trends such as the increasing adoption of e-commerce. In addition, many of our global merchants offer subscription-based models that provide greater visibility into the TPV processed through our platform. Furthermore, our asset-light structure drives our ability to deliver strong margins and generate cash flow. Our business model has proven to be resilient. For the year ended December 31, 2024, our revenues and gross profit grew by 14.7% and 6.4%, respectively, compared to 2023, and we reported an Adjusted EBITDA Margin of 25.3%. For the year ended December 31, 2023, our revenues and gross profit grew by 55.2% and 36.9% compared to 2022, and we reported an Adjusted EBITDA Margin of 31.1%.

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

Technology-oriented, execution-driven management team fostering an entrepreneurial culture

We are devoted to fostering an entrepreneurial culture, built upon a commitment to offer a superior value proposition for our merchants. We were proudly born out of Uruguay, which forced us to think big and be global since inception. This is largely reflected in our presence in more than 40 countries and the expanding geographic diversity of our team of 1,095 professionals located in 49 countries as of December 31, 2024. We are mission driven and are focused on creating innovative solutions, launching new products, and adding new functionalities, always seeking to ensure the best possible execution and to continue supporting the growth of our merchants. Delivering a superior technology infrastructure is a key pillar of our management team’s focus, as evidenced by the fact that some of our current key executives have served in senior technology roles within dLocal at some point during their tenures.

Talent development and the retention of dLocal’s culture are key business imperatives. We also believe fostering diversity and inclusion are critical for business success, as they lead to stronger teams and better outcomes for our merchants, employees, and the communities we serve. Our management team has strong expertise and experience in emerging markets, which we believe is a competitive advantage to maintain the high levels of agility and adaptability that the market demands. We continue to expand globally and have assembled an experienced team that includes several members who have worked together for many years (even prior to dLocal’s foundation), and which is supported by legal, compliance, tax, finance, operations, regulatory, and other functional experts and payments and technology leaders.

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

Our global expansion strategy is driven by merchant needs, prioritizing markets with the greatest opportunities and the most complex payments, compliance, and regulatory challenges. For example, we entered Egypt at the request of one of the world's largest social media platforms, a key client. We have consistently expanded our footprint, launching operations in:

•
2021: Dominican Republic, Vietnam, Malaysia, Guatemala, El Salvador, Thailand, Tanzania, Uganda and Pakistan.
•
2022: Honduras, Ivory Coast, Nicaragua, Rwanda and Saudi Arabia.

In 2023, we focused on strengthening operations in recently added markets. In 2024, building on the efforts of 2023, we continued to strengthen our presence and operations in the countries where we already operated while seeking to expand the number of partnerships and licenses in each market.

Our objective is to establish a presence in all relevant emerging markets where global merchants need a specialized technology and payments partner, an advantage we see as critical to our continued growth.

Broaden the breadth of our products

We believe we are in the early stages of a financial technology revolution that is addressing increasingly complex payments challenges. Our technology-first DNA and problem-solving culture have fostered a strong track record of repeatedly delivering new and relevant solutions and capabilities for global merchants in emerging markets.

We have developed multiple new solutions for our merchants since our inception and are well positioned to continue to innovate and be at the forefront of developments in payments technology. Pay-out is an example of a solution that we added at the request of one specific merchant during the Olympic Games in Rio de Janeiro. After developing the baseline solution, we quickly adapted it to work across our entire platform for our entire merchant base.

Another example is dLocal for platforms, an end-to-end payment solution that offers a range of services to help platforms manage their global payments more efficiently. By streamlining onboarding and verification, simplifying payment processing, and providing robust funds management and platform management tools, our solution can help platforms reduce costs, improve cash flow, and enhance the overall customer experience.

Most recently, we developed and launched a stand-alone Payment Orchestration option, which allows merchants to retain our Smart Routing, fraud detection and unified reporting, while obtaining their own licenses and contracting directly with processors in each market.

Our privileged position as a trusted partner to merchants gives us ongoing visibility into their needs and requirements. We are well poised to capitalize on the opportunity to address new use cases as they emerge in an agile manner, broadening our overall total addressable market, and offering greater value for global merchants in whatever emerging markets they choose to enter.

Grow inorganically

We may also seek to expand our merchant base, enhance our product or technical capabilities, or extend our geographic reach through selective acquisitions of companies that further enable us to serve enterprise merchants in emerging markets, such as our acquisition of PrimeiroPay in the first half of 2021.

Our One dLocal Model

Our One dLocal model combines our proprietary technology, intellectual property, capabilities, and business processes to create a differentiated go-to-market approach. It offers access to nearly two billion potential consumers in more than 40 emerging markets through one API, one platform and one contract. We have a core aspiration to make the complex world of emerging market payments as simple as possible for our merchants through our model, unlike what we believe is the standard for other solutions. Merchants can then access all of the markets we serve using one integrated set of technologies governed by one overarching contract. The inherent simplicity of this model, combined with our platform’s extensive capabilities and benefits, including what we believe are higher conversion rates and lower fraud, creates a highly compelling value proposition for our global enterprise merchants.

dLocal teams built our cloud-based payment platform from the ground up. It was designed to provide an improved payments experience for our merchants with a strong focus on scalability, security, and performance. Our single platform enables merchants to experience the same standard of functionality and client interface that they have come to expect in developed markets as they enter into or further expand in emerging markets. Once on-boarded, our merchants gain immediate access to the full breadth of our platform, allowing them to expand their presence in emerging markets through one trusted partner and one contract, while receiving a consistent level of performance and client service globally. We believe that our robust network of APMs, local acquirers, and financial institutions; our deep understanding of each local market; and our comprehensive value-added services (such as our advanced fraud management system) deliver superior benefits for our global merchants. Some of these benefits include increased acceptance and conversion rates, risk mitigation, improved level of compliance, transparent FX management, reduced settlement times, and valuable data insights, all of which are critical for managing merchants’ interactions with their customers, employees, and vendors and improving their sales.

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

Payments ecosystem

Global enterprise merchants
One dLocal | One API | One Platform | One Contract
Payins
Merchant fund settlement
FX Management
Payment processing
Smart routing
Payouts
Merchant fund collection
Payment processing
FX Management
User payment disbursement
d·local
Local acquirer
Local bank
Non-financial institution
Local Credit cards
APMs
Bank deposits
Local bank
Bank deposits
Digital wallets
Connectivity to 900+ local payment methods
2B+
potential users

As we have continued to expand our footprint and gain scale, the average number of discreet countries in which our merchants use our products has also expanded over time. On average, our global enterprise merchants utilized dLocal's platform in approximately nine different countries and 106 payment methods during the year ended December 31, 2024. We define enterprise merchants as those merchants that processed more than US$6 million TPV during the period. We believe this US$6 million threshold is representative of our merchant base as such merchants comprised 99% of our TPV in the year ended December 31, 2024, 98% in 2023 and 97% in 2022. As a result, we believe that dLocal has become a trusted partner, forging resilient relationships with global enterprise merchants.

Furthermore, as our merchants continue to recognize the value of our platform, they have expanded the number of payment methods which they elect to process through dLocal.

Our solutions

We offer a robust set of pay-in, pay-out, and platform solutions, designed with feature-rich functionality.

Pay-in

Payins

User pays via South African Rand
User pays via South African Rand
Local-to-local
d·local
Cross-border
dLocal settles funds in South African Rand
dLocal expatriates funds, manages FX and settlements

Since our inception, we have provided a robust pay-in solution designed to help global merchants expand their online presence and receive payments seamlessly in emerging markets. Our platform supports a wide range of payment methods, including international and local cards, online bank transfers, direct debit, cash, and hundreds of APMs. This flexibility enables end users to pay using their preferred method while allowing merchants to reach a broader audience, increasing their total addressable market and sales. We offer our pay-in solution for both cross-border and local-to-local transactions, recognizing revenue when an authorized transaction is processed.

For our pay-in solution, we compete with global, regional, and local PSPs, varying by market. We believe that we differentiate ourselves through a fully cloud-based, flexible technology platform, extensive connectivity to local financial institutions and payment methods, and robust compliance and regulatory expertise. Our deep focus on emerging markets, combined with superior customer service, helps drive higher conversion rates and reduced friction for our merchants.

Pay-out

Payouts

$120.300
CLP
Settles funds to dLocal in Chilean Pesos
Settles funds to dLocal in USD
Local-to-local
d·local
Cross-border
CLP
dLocal pays content creators in Chilean Pesos
CLP
dLocal manages FX and pays content creators in Chilean Pesos

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
Ride-sharing
Social Media
Buyer
Rider
User
Platform eCommerce marketplace
Platform Ride-sharing
Platform Social Media
Seller
Sub Merchant
Driver
Sub Merchant
Content creator
Sub Merchant

In 2022, we developed an innovative white-label payment solution known as "dLocal for Platforms." Our solution is designed to provide a comprehensive and streamlined approach to manage global platform payments in one place. It is suitable for e-commerce marketplaces, ridesharing companies, social networks, and any other platform.

The dLocal for Platforms solution offers a wide range of services that can help platforms simplify and optimize their payment processes. One of the key benefits of our solution is the onboarding and verification process. With our white-label solution via API, platforms can easily onboard users such as sellers, customers, and service providers. dLocal can handle KYC and AML verifications with minimal disruption, in accordance with each country's local requirements. This makes it easier for platforms to manage user verification, reduce the risk of fraud, and ensure compliance with local regulations.

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

Our capabilities

Conversion optimization

One of the primary focuses of our platform is to increase the conversion rates and resulting revenues our merchants receive in emerging markets. To that end, in addition to a robust network of local payment methods offered through our platform, we offer specific functionality including Smart Routing, automated payment reminders, installments availability, recurring payment features, and branded checkout, all of which are geared towards optimizing the conversion rate. We believe we offer a conversion rate superior to that of traditional payments providers. Our Smart Routing capabilities enable us to achieve high conversion rates by automatically routing each transaction to the best-converting route, based on multiple variables, including card brand, payment method, issuing bank, Bank Identification Number, or “BIN”, among others. In the event any transaction route goes down, dLocal can automatically switch to alternative processors. In addition, if a transaction is soft declined, dLocal has the capacity to route the transaction to the second-best alternative in order to recover the payment.

Our platform also allows merchants to easily, rapidly, and more accurately make cross-border or local-to-local pay-out transactions. Our optimization capability also focuses on reducing the timeframe of each pay-out while delivering the best conversion rates. Automatic retries, easy management of each pay-out through our API or dashboard, and user and account automatic validation, combined with a broad connection to local financial institutions, all serve to enhance the conversion rates.

Security

Security is at the heart of our platform and a key factor of why merchants select us. Our platform is Payment Card Industry Data Security Standards, or PCI DSS, Level 1 certified, which provides a level of assurance to our merchants that their transactions will be processed securely and funds and data will remain safe. We offer a robust set of security features in our solutions and have policies and procedures in place to manage security matters that are outside of the PCI scope. dLocal has a robust processing infrastructure with multi-layered network segregation that improves control over access to the network and facilitates monitoring. All inbound traffic passes through a web application firewall (WAF), mitigating the risk of cyberattacks. dLocal also establishes access to the platform exclusively through VPN connections and grants access to users and applications on an as-needed basis, while enforcing comprehensive authentication methods. Finally, dLocal encrypts all the data on the platform and employs antivirus, intrusion detection, and monitoring software to regularly scan for possible threats. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are subject to cyberattacks and may be subject to breaches of our information technology infrastructure and applications, and any failure to adequately protect our information technology infrastructure and applications could result in data breaches and/or downtime and materially adversely affect our reputation, business, and financial condition.”

Fraud solution

As the global economy continues to digitalize, system exposure to fraud has intensified. In particular, emerging markets, many of which have only recently adopted card and digital payments, are exposed to higher vulnerability to chargebacks, cyberattacks and fraudulent schemes, which could impact merchant revenues. dLocal has developed a robust data-driven fraud prevention engine and a suite of checks and localized strategies for emerging markets that are powered by machine learning, leveraging our proprietary databases and designed to timely and accurately identify fraudulent transactions in the different countries in which we operate. Our proprietary behavioral algorithms detect subtle patterns and habits, increasing the level of security and ensuring compliance with applicable anti-fraud regulation. dLocal focuses on minimizing false positives and false negatives by combining merchant and industry data to create what we believe is a best-in-class fraud detection model. Each merchant is categorized to enhance the model’s performance by adapting it to the merchant’s data and characteristics. Additional checks and rules are applied to higher risk or higher value transactions. We believe that dLocal’s focus on emerging markets, strong partnership with our merchant base, and local knowledge in each of our markets help us deliver superior fraud management capabilities that improve merchant results.

Tax-handling solution

dLocal collects, withholds when needed, and settles multiple forms of taxes on behalf of merchants and of its end users. We conduct a two-step process in which dLocal and merchants’ external tax advisors, if available, first identify the types of tax and withholding treatments that apply in each jurisdiction, and then implement the selected approach on dLocal’s platform to calculate, withhold when needed, and settle taxes with local authorities in a fully automated and transparent way. With our Tax Manager system, dLocal can check and manage the taxes collected and withheld in the countries where dLocal processes payments for merchants and where dLocal has been appointed by law to act as tax agent, as well as the necessary configurations to assure compliance regardless of the local tax system complexities. Our tax system has a flexible and scalable configuration that requires no additional work for the merchant when expanding to new markets. In no instance do we offer or provide tax consulting services to our merchants.

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

Merchant Dashboard

As part of the available functionality that we offer through our platform, our merchants can access transaction information in real time through our proprietary Merchant Dashboard, which provides reports to reconcile global transactions across multiple emerging markets in one place. Merchants can easily track and analyze payments, review and reconcile balances in selected currencies, issue refunds and dispute chargebacks, configure funds settlement preferences and obtain integration credentials, among many other services. Our solutions can be tailored based on individual merchant needs and focus on delivering transparency and convenience for our clients.

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

Dispute management

dLocal offers dispute management capabilities for all transactions that are processed through our platform. In the event of a dispute, we immediately notify our merchants through our API, the Merchant Dashboard, or via email. Once notified, merchants can provide all the required information and documentation to address the dispute. dLocal then proceeds to process the information and work with payment processors, acquirers and other financial institutions, as applicable, for the resolution of the dispute, while ensuring the merchant is informed of updates at each step.

Refunds

dLocal has created a solution for merchants to send refunds to their customers for any transaction with any payment method, including many APMs that do not have a refund feature. In cases where there is no refund feature available for the original payment method, we do a bank transfer to the end user. Merchants can send their customers’ banking information directly to dLocal, through our API or the Merchant Dashboard. Alternatively, dLocal can contact the end user directly to complete the refund process.

Subscriptions and recurring payments

dLocal provides merchants with the ability to set up recurring payments with cards and digital wallets, among others, which is ideal for merchants offering subscription-based models. We have built several merchant-friendly features on our platform to support this use case. Tokenization of cards and digital wallets, verification capabilities and retry features give our merchants a full suite of options to improve their recurring services and boost approval rates. As an example, when verifying a card, dLocal creates a transaction with the smallest amount allowed in the applicable country and immediately cancels the transaction. This verification feature reduces complexity for merchants given there are different rules for card verification in each country and minimizes impact for end users as the transaction is immediately canceled to avoid any chargeback from unrecognized payments. For certain markets that already have verification features, we make use of those features instead of putting a charge on the user’s card.

Installments

dLocal also allows users in emerging markets to complete their payment with installments. Credit is extended by the issuer for a given transaction and end users can pay in several installments in an agreed-to period of time. This capability is risk-free for the merchant and enables a customizable checkout.

Direct alternative payment methods (APMs)

We understand that APMs have a wide range of different payment flows across all countries. Our merchants often want to fully-brand the experience for their customers, eliminating the need to redirect end users to the APM of their choice and transition them to a third-party user interface. Accordingly, we offer the “Direct APMs” solution that can integrate APMs through our API into the merchants’ check-out so merchants can avoid losing users while redirecting and delivering a better overall branding experience, in addition to keeping the experience native in mobile apps.

Checkout

dLocal is able to build localized and branded check-out experiences for our merchants. These experiences are fully connected to our platform through the same API and support a full range of payment methods across a wide range of devices and software environments. Merchants can integrate our checkout capabilities on a modular basis in a rapid, efficient, and effective manner, tailored to their specific needs while maintaining full control over their relationship with their customers. We continuously test our checkout process to improve conversion rates and adjust our processes to each market.

Smart Fields

All merchants that handle credit card information are required to be PCI Compliant. Smart Fields simplify the compliance requirements for merchants, isolating sensitive information in a secure one-element iframe which can be completely customizable to match the look and feel of the merchants’ websites. We also offer a mobile software development key, or SDK, to integrate Smart Fields seamlessly on mobile apps. With Smart Fields, merchants become self-assessment questionnaire or SAQ A compatible, which assures PCI Compliance while minimizing the amount of work needed. Merchants can also minimize friction and control the user experience by securely collecting all card payment information on their website, without the need for any redirection to a dLocal branded checkout. We believe that we provide a comparatively simple solution that gives merchants full card acceptance capabilities.

Our merchant base

Since dLocal was founded, we have been focused on the goal of building an online payments infrastructure that connects global enterprise merchants with end users in emerging markets and allows them to seamlessly conduct business. To that end, as of December 31, 2024, over 700 global merchants, including brand names such as Shein, Didi, Payoneer, Temu, Google, Facebook, Rappi, Deel, Uber, SpaceX, Worldpay and Spotify, across multiple verticals including commerce, streaming, ride-hailing, financial services, remittances, advertising, SaaS, travel, e-learning, on-demand delivery, gaming and crypto, have turned to dLocal as a trusted partner for online payment acceptance or disbursement in emerging markets. We are replacing a complex patchwork of legacy offerings that in many instances cannot deliver the comprehensive level of functionality required to process large volumes and maximize end-user satisfaction, or fail to comply with local regulatory and tax frameworks.

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

For the year ended December 31, 2024, dLocal’s top 10 merchants represented 62% of total revenue, and 60% and 50% for the years ended December 31, 2023 and 2022, respectively. We monitor our merchant base on a regular basis, consistently looking for ways to improve the sustainability of our relationships and to enhance the level of connectivity we have with each of our merchant clients.

Our Technology

We have designed and built from scratch a highly differentiated, modern technology stack hosted in Amazon Web Services (AWS) in multiple servers with enhanced capabilities that can be accessed through a single API, which provides merchants what we believe to be a comprehensive, superior experience for all of their online payment needs in the countries where we have a presence. Our front-end functionality enables merchants to deliver a full suite of features that are relevant across a wide variety of verticals, while our back-end infrastructure provides merchants with the ability to conduct more secure and compliant business with less friction.

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
•
Compliant. We operate in a highly regulated industry that requires us to have a robust footprint of licenses and appropriate registrations and designations. Our technology and processes are fully compliant with PCI DSS and other relevant PCI standards. We believe we hold all material, required licenses or applicable exemptions in the various countries in which we operate, providing further assurance to our merchants of our ability to deliver a fully compliant offering.

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

The strength of our strategy also rests in our ability to attract and retain talent with deep technological, product, and payments-industry acumen. We believe our “technology-first” mentality, our continued investment in developing innovative industry solutions, and the increasing recognition of our brand will allow us to maintain and enhance our talent base of technologists. As of December 31, 2024, approximately 34% of our employees held engineering or technology-related roles.

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

Artificial Intelligence (AI)

We use internally developed AI as well as third party AI to support both customer-facing and internal operations. Over the past year, our AI strategy has evolved to meet both internal operational demands and external market pressures. Specifically in 2024, our strategy has matured to embed AI into core workflows, emphasizing not only process automation but also risk management and enhanced merchant experience.

In particular, our key recent AI integrations include:

•
Compliance Verifications. We use AI to cross-reference transactions flagged for alerts with governmental and banking databases to help us mitigate regulatory compliance risks. Automated checks against sanctions lists and regulatory registries should lower the risk of fraud and non-compliance.
•
Acceleration of Internal Documentation and Unstructured Document Processing. We use AI-driven systems to automate the organization and generation of internal documentation, ensuring up-to-date manuals, procedures, and reports. This improves internal communication and operational efficiency. Furthermore, we use AI to process onboarding documents using Natural Language Processing (NLP) in order to extract, classify and integrate critical information seamlessly into our systems. This accelerates our customer onboarding process and seeks to improve data accuracy.
•
Generative AI (GenAI) for Merchant Experience and Automated Customer Responses. We are leveraging Generative AI capabilities to further enhance service quality, operational efficiency, and responsiveness for merchants. GenAI improves merchant support interactions and service personalization, providing more tailored and proactive assistance. Furthermore, we use AI to provide real-time, AI-driven responses to keep customers informed about their payment processing statuses. Intelligent chatbots handle frequent inquiries and route complex issues to human agents, reducing wait times and seeking to enhance overall customer satisfaction.

•
Software Development Automation. During 2024, we began to integrate AI tools to assist us in code generation, error detection, and debugging. With this project we are aiming to accelerate development cycles and reduce time-to-market for new features.
•
Contract and Fee Reconciliation. During 2024, we began to integrate AI algorithms in our business to automatically validate contracts and fee structures for both our customers and service providers. This integration, once complete, is expected to reduce manual errors and operational costs by detecting discrepancies through pattern recognition techniques and alerting the business assurance teams for prompt resolution.

See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We use artificial intelligence in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.”

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

While we benefit from a strong pipeline of merchants seeking to engage our services, we also have a dedicated and experienced sales force. In certain instances, some of our key executives have led our expansion team directly by helping us attract specific merchants. This includes our former co-CEO’s two-month temporary stay in China, where he directly oversaw and led the establishment of commercial relationships with key merchants in the region. Furthermore, our account management professionals are committed to maintaining a high level of customer retention and identifying future opportunities as new merchants continue to be on-boarded. Finally, our customer success representatives are focused on addressing our merchants’ needs and queries timely, effectively, and under the lens of our differentiated local expertise. Our collective sales, account management, and customer success representatives work in tandem with our technologists and engineers as we seek to continue to innovate new relevant (and enhance existing) offerings for our global merchants.

In addition to a direct support and sales team, dLocal also sponsors leading industry events. Our management makes increasingly regular appearances at events across industries, including retail and technology. We also actively participate in industry forums to discuss emerging market payments, which allow us the opportunity to further educate the market on our unique value proposition.

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

People and Culture

At dLocal, we believe that people are one of our most valuable assets. Our culture attracts individuals who take initiative and who are dedicated to our organization’s rapid growth. Attracting and retaining the right talent is critical to the success of our business and is a key factor in our ability to meet our global merchants’ needs and the growth of our merchant and revenue base. We seek to source, hire, and develop talent across all emerging markets where we have established a presence or where we are working to establish a presence.

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

As of December 31, 2024, 2023 and 2022, we had, respectively, 1,095, 901 and 726 full-time equivalents, or FTEs, including both employees and contractors.

For more information on our employees, see “Item 6. Directors, Senior Management and Employees—D. Employees”.

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

In the UK, we were granted a license and are regulated by the FCA as an authorized payment institution, which permits us to engage in payment services.

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

See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Because we are a multinational company conducting a complex business in many markets worldwide, we are subject to legal, reputational and operational risks, as well as a broad array of local legal and regulatory requirements that could adversely affect our operations,” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We may not be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines, penalties or force us to discontinue operations in such jurisdictions, any of which could have a material adverse effect on our business, financial condition and results of operations,” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Complex and enhanced regulatory oversight in the banking and financial services industry could adversely affect our operations or our relationships with our banking partners,” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are subject to complex and evolving tax regimes and foreign exchange regulations in the countries in which we operate and failure to accurately interpret applicable tax laws or foreign exchange regulations, or changes in tax laws or foreign exchange regulations or changes in existing interpretations of tax laws or foreign exchange regulations, could have a material adverse effect on our business and financial condition.”

C.
Organizational structure.

Our Incorporation

We are a Cayman Islands exempted company incorporated with limited liability on February 10, 2021, for the purposes of facilitating our initial public offering that took place on June 3, 2021.

Our Corporate Structure

As of December 31, 2024, we had a total of 285,475,136 common shares issued and outstanding. Of these shares, 134,054,192 are Class B common shares beneficially owned by certain of our shareholders that have held shares since prior to our initial public offering and 151,420,944 of these shares are Class A common shares beneficially owned by our remaining shareholders. As of December 31, 2024, we held 18,754,887 Class A common shares as treasury stock.

The following chart shows our simplified corporate structure. You may find additional information about our subsidiaries and their respective holdings in Note 4 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Public float
Class A Common Shares
Founding shareholders
Class B Common Shares
DLOCAL LIMITED (CAYMAN ISLANDS)
100%
Dlocal Group Limited (Malta)
100%
99,99%
99,99%
100%
99,99%
100%
100%
Dlocal Pte Ltd (Singapore)
Dlocal Corp LLP (UK)
Dlocal Limited (Malta)
Dlocal Markets Ltd (Malta)
Dlocal LLP (UK)
Olmerix S.A. (Uruguay)
Dlocal Technologies S.A. (Uruguay)
100%
Dlocal Hold Ops Limited (Cayman)
100%
100%
100%
Dlocal OpCo UK Ltd
Dlocal OpCo Ireland Ltd
Demerge Singapore PTE Ltd

(1)
Includes Class B common shares beneficially owned by Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments, Sebastián Kanovich (our former co-CEO and one of our directors and founders, indirectly through Nordau Inc.) and Jacobo Singer (our former co-President and COO).
(2)
Includes Class A common shares beneficially owned by each of the other shareholders that have held shares since prior to our initial public offering.

For further information related to the ownership interests in our subsidiaries, see Note 4 to our Audited Consolidated Financial Statements.

D.
Property, plants and equipment.

Properties

Our corporate headquarters are located in Montevideo, Uruguay. Our principal executive offices consist of approximately 17,337 square feet of space under a lease that expires in August 2030. We also have offices in several other locations, including in Argentina, Brazil, China, Chile, Colombia, Costa Rica, Dominican Republic, Ghana, India, Kenya, Malta, Mexico, Morocco, Nigeria, Pakistan, Paraguay, Philippines, Saudi Arabia, Singapore, South Africa, Spain, the United Arab Emirates, the United Kingdom and the United States, and believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters and to our corporate center, and as of December 31, 2024, we leased all operational and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire or lease new space to meet the needs of our business or consolidate them and dispose of facilities that are no longer needed.

Item 4A. Unresolved Staff Comments

We have no unresolved comments from the staff of the SEC with respect to our periodic reports under the Exchange Act.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our Audited Consolidated Financial Statements as of December 31, 2024, and 2023 and for the years ended December 31, 2024, 2023, and 2022, and the notes thereto, included elsewhere in this annual report.

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

Key business metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

	For the Year Ended December 31,
	In thousands of US$
	2024	2023	2022
TPV(1)	25,574,926	17,677,388	10,566,500
Revenues	745,974	650,351	418,925
Gross profit for the year	294,673	276,859	202,167
Adjusted EBITDA (2)	188,725	202,331	153,075
Adjusted EBITDA margin (3)	25.3%	31.1%	36.5%
Profit for the year	120,469	149,086	108,697
Profit Margin (4)	16.1%	22.9%	25.9%

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
(4)
Profit Margin results from dividing Profit for the year by Revenues reported in our Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022.

We have included below a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to profit for the periods presented. Adjusted EBITDA and Adjusted EBITDA margin are treated by the Company as IFRS measures. See “Presentation of Financial and Other Information—Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin.

	For the Year Ended December 31,
	In thousands of US$
	2024	2023	2022
Profit for the year (1)	120,469	149,086	108,697
Income tax expense	30,550	29,428	11,586
Inflation adjustment	6,655	12,537	1,037
Finance income	(66,875)	(128,228)	(18,078)
Finance costs	49,701	116,834	24,668
Other operating loss	5,257	—	697
Impairment loss / (gain) on financial assets (2)	440	(3,136)	5,534
Depreciation and amortization	17,177	12,225	8,147
Secondary offering expenses (3)	—	—	89
Other non-recurring costs (4)	1,571	1,663	2,014
Share-based payment non-cash charges, net of forfeitures	23,780	11,922	8,684
Adjusted EBITDA	188,725	202,331	153,075

Revenues	745,974	650,351	418,925
Gross profit	294,673	276,859	202,167
Adjusted EBITDA	188,725	202,331	153,075
Profit for the year	120,469	149,086	108,697
Adjusted EBITDA Margin	25.3%	31.1%	36.5%
Profit Margin	16.1%	22.9%	25.9%

(1)
Includes a net gain related to the effective portion of the change in the spot rate of the hedged foreign currency risk. For further information refer to Note 24 Derivative Financial Instruments.
(2)
USD 3.4 million in 2023 corresponds to a recovery on deposits in FTX Trading Ltd. as compared to a provision of USD5.6 million in 2022 for expected loss of amounts on deposit in FTX Trading Ltd.
(3)
Corresponds to expenses incurred by dLocal in relation to a secondary offering of its shares in 2021.
(4)
Refers to costs not directly associated with our core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action proceedings and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2023 and 2024.

TPV

We believe that TPV is an indicator of the success of our global merchants, the satisfaction of their end users, and the scale and growth of our business. As our global merchants increase their transaction volume on our platform, our TPV will also grow. Our revenue depends significantly on the total value of transactions processed through our platform.

dLocal’s TPV growth is directly impacted by secular trends, including the ongoing shift to digital payments, the growth of our merchants’ business in emerging markets, as well as the continued traction gained by e-commerce. Furthermore, a large, growing, and increasingly complex payments ecosystem continues to drive demand for an integrated and comprehensive online payments infrastructure such as dLocal’s platform.

Our ability to maintain and expand strong relationships with existing global merchants, as well as to attract new ones into our platform, also drives our TPV. For the year ended December 31, 2024, global merchants who were on-boarded and have transacted on our platform for more than two years generated 98.3% of our TPV. From 2016 through 2024, we have successfully added on average five new pay-in merchants per month and two new pay-out merchants per month.

In the year ended December 31, 2024, our TPV amounted to US$25.6 billion, representing a year-over-year growth of 44.7%. In the year ended December 31, 2023, our TPV amounted to US$17.7 billion, representing a year-over-year growth of 67.3%. Furthermore, we grew TPV at a 92.4% CAGR from 2016 to 2024.

The following chart sets forth the evolution of our TPV for the periods indicated.

TPV (in US$ millions)

TPV (In Us$ Millions)

92%
CAGR
$136
$313
$554
$1,288
$2,065
$6,049
$10,567
$17,677
$25,575
2016
2017
2018
2019
2020
2021
2022
2023
2024

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

Revenues deriving from pay-ins and pay-outs depend on the agreed-upon rates we negotiate with each global merchant, and may ultimately vary, depending on the amount of volume such merchants process, the markets where they use our services, the type of payment methods we facilitate, and whether such payment relates to cross-border or local transactions. We manage our merchant accounts on an overall dollar profitability basis, in order to assure maximizing revenues from each merchant customer, and not particularly on each of the products, payment methods or geographies in which we process payments for them. Revenues may be generated by existing merchants, which we measure by means of our NRR, or from new merchants.

Gross Profit

Gross Profit is an IFRS measure. We consider this measure to be relevant as it shows how efficiently we are servicing our clients and to monitor the growth in our direct costs in comparison to growth in revenue. We believe Gross Profit is useful in evaluating our operating performance compared to other companies in the same industry. We calculate Gross Profit by deducting the cost of services from revenue, each of which is measured in accordance with IFRS Accounting Standards.

Adjusted EBITDA

We define Adjusted EBITDA as the consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets. It also excludes adjustments applied to subsidiaries operating in hyperinflationary environments, other operating losses, impairment gain/loss on financial assets, secondary offering expenses, other non-recurring costs and share-based payment non-cash charges. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by consolidated revenue.

For the year ended December 31, 2024, we recorded Adjusted EBITDA of US$188.7 million, equivalent to an Adjusted EBITDA Margin of 25.3%. For the year ended December 31, 2023, we recorded Adjusted EBITDA of US$202.3 million, equivalent to an Adjusted EBITDA Margin of 31.1%. For the year ended December 31, 2022, Adjusted EBITDA was US$153.1 million equivalent to an Adjusted EBITDA Margin of 36.5%. See “Presentation of Financial and Other Information—Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin.” See “Item 5. Operating and Financial Review and Prospects—Key business metrics” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our profit for the period.

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

The chart below presents a summary of our revenue growth by existing and new merchants.

Revenue growth in 2024 from existing and new merchants (in US$ millions)

Existing and New Merchants Revenue composition, 2024 vs. 2023 [million of USD]

15%
YoY
650
83
13
746
2023
Existing Merchants
New Merchants
2024

In the chart above, “Existing Merchants” represents the increase in revenues in 2024 attributable to merchants that were customers in the prior year, and “New Merchants” represents the increase in revenues in 2024 attributable to selling services to new merchants added after December 31, 2023. Our NRR was 113% for the year ended December 31, 2024, and 150% for the year ended December 31, 2023.

Revenue broken down by existing merchants and new merchants:

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	In thousands of US$
Existing Merchants	732,894	628,479	401,834
New Merchants	13,080	21,872	17,091
Total Revenue	745,974	650,351	418,925

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

Retention and growth of our existing global merchant base

We believe our long-term revenue growth is correlated with the growth of our existing global enterprise merchants and PSP partners. We strive to maintain industry-leading customer service levels and platform capabilities to maximize client success and retention. Our revenue grows partially in line with the volume of transactions processed through our platform. As global merchants engage with more end users and increase the level of volume processed through our platform, we are able to increase our revenues. As the level of volume processed with some of our global merchants increases, our revenue may grow to a lesser extent due to tiered pricing in our contracts with such merchants. We continually evaluate the ongoing relationship we have with our existing global merchants, as well as opportunities to engage with them in new markets where we have a presence, both of which allow us to sustain and drive further growth.

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

Successful international expansion

Our operations in emerging markets in Latin America, Asia, and Africa have grown rapidly since the commencement of our business. We may further expand our operations in the countries in which we operate in the coming years, as well as to commence operations in new countries in these regions. Our expansion has also been driven by the needs and at the request of our merchant customers. For each new country where we seek to establish a presence, we focus on understanding the needs of the local market and investment to develop partnerships with local APMs and financial institutions, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. Over time, we believe we will be able to develop a presence and offer a comprehensive and integrated offering across all emerging markets which are relevant for our global enterprise merchants and our partners.

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

Realizing operating leverage from our investments

We have made significant investments in our cloud-based platform and our global infrastructure, which we believe will yield future operating leverage and profit margin expansion. Given the nature of our non-variable cost of services, we believe we will achieve operating leverage over time by expanding the use of our platform and increasing the volume of transactions that we process. We believe we will be able to run our business more efficiently as we continue to grow operating scale.

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

Revenues

We provide payment processing services to merchants as follows:

•
We specialize in local payments so that merchants can reach consumers located in emerging markets. On a recurring basis, merchants and their customers are exchanging goods and services while we provide the payment solution to that relationship. We do not have any obligation to provide such goods or services between the merchant and its customer but are responsible for processing payments through our platform;
•
We only process the payment through our platform when a complete authorization request was made by the merchant. The authorization request is made by transmitting the authorization data of the transaction to us;
•
We contract with service providers for the authorization, processing and settlement services performed by payment schemes networks and card issuers;
•
We are not responsible for the credit risk or the chargebacks risk of the cardholder (i.e., the merchant customer). The merchant is responsible for the credit checks.

We earn revenues from fees charged to merchants in connection with payment processing services for cross-border and local payment transactions in emerging markets. These fees are primarily generated on a per approved transaction basis as either a fixed fee per transaction or fixed percentage per transaction.

We also earn foreign exchange fees on cross-border transactions defined as transactions in which the merchant and its customer are in different countries and we convert currencies and transfer funds between countries, as required by the merchant. Foreign exchange fees are usually determined based on a percentage or a fixed fee.

Our service offering comprises a single performance obligation to complete payments via our platform for merchants and their customers. We do not engage with or provide services to our merchants’ end-users.

Revenues from contracts with customers are recognized as control of services is transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those services in the ordinary course of our activities.

We apply the following five steps:

1.
Identification of the contract with a client (i.e., merchant).
2.
Identification of the performance obligations in the contract.
3.
Determination of the transaction price.
4.
Allocation of the transaction price to the performance obligations in the contract.
5.
Recognition of revenue when or as the entity satisfies a performance obligation.

We perform two types of transactions:

•
Pay-ins: are transactions where we collect money in local currency in emerging markets countries and make it available for merchants in their requested currency and country, after a settlement period. Revenue for this type of transaction is recognized when the authorized transaction is processed. This type of revenue is recognized at a point in time.
•
Pay-outs: are transactions where we collect money from merchants in the countries and currencies of preference and then we disburse money in local currency in emerging markets countries according to the merchants’ instructions. Revenue for this type of transaction is recognized upon completing the pay-out of an authorized transaction in local currency. This type of revenue is recognized at a point in time.

Our contracts with merchants are usually open-ended and can be terminated by either party without a termination penalty after the notice period has lapsed. Our contracts are, therefore, defined at the transaction level and do not extend beyond the service already provided.

Revenue from contracts with merchants comprises:

Transaction revenues

We recognize fees charged to merchants as transaction revenue and fees incurred in processing payments as cost of services. Fees earned from merchants are presented as gross revenue due to the following considerations which indicate that we control the payment processing services and act as the Principal:

•
We bear primary responsibility to merchants for the fulfillment of the payment service;
•
We contract directly with merchants and there is no contractual relationship between merchants and payment processors (i.e., the service providers);
•
We have independently negotiated arrangements with payment processors;
•
The established fees are independent of the costs incurred from payment processors and we, therefore, have full margin risk for each transaction;

•
In cross-border transactions, we or the merchants may bear foreign exchange risk depending on each agreement. The foreign exchange fees charged to merchants are based on a fixed fee per transaction or fixed percentage of the transaction value. When we bear the foreign exchange risk, it runs from the time the transaction in local currency is authorized until we convert the money to foreign currency (USD or EUR for pay-ins) and from the time we receive the money from the merchant until we convert the money to local currency (for pay-outs);
•
We bear credit risk from the agents and third-party processors, acquirers and collection entities for the payment settlement. These processors collect funds from the end consumers’ financial institutions and are required to pay the proceeds from these transactions. We are not insured against credit losses. If a processor or acquirer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay amounts owed to us when due, we must nonetheless process the payment transaction for the benefit of merchants and end consumers. Merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder.

Transaction revenues are recognized as revenue at a point in time when an authorized payment transaction is processed.

Transaction revenues are those that are directly related to the volume of payments processed in dollars or in quantity of transactions.

Transaction revenues are comprised of:

•
Processing fees: based on a percentage or fixed fee per approved transaction;
•
Installment and advances fees: corresponds to fees applied to those transactions created with installments, which can be applied to the merchant or to the end users and fees associated with advances granted to the merchant;
•
Foreign Exchange Fees: in cross-border transactions, a spread is applied to the exchange rate used for the currency conversion and can be based on a percentage or fixed fee;
•
Other transactional fees: mainly correspond to fees charged for each chargeback and refund we have to manage and dispute and other transactional fees.

Other revenues

Other revenues are comprised of initial setup fees, minimum monthly fees, maintenance fees and transfer fees we are entitled to from our merchant customers. Other revenues are recognized at a point in time when the performance obligation is satisfied.

Cost of services

Our cost of services consists of:

(i)
processing costs: fees that financial institutions (e.g., banks, local acquirers, or payment method providers) charge us typically as a percentage of the transaction value (but in certain cases, as a fixed fee in the case of pay-outs in relation to payment processing, cash advances, installment payments and merchant advances finance cost). Such fees vary by financial institution and typically depend on the settlement period contracted with such institution, the payment method used and the type of product (e.g., pay-in or a pay-out). These fees also include conversion and expatriation or repatriation costs charged by banks and brokers and the corresponding hedging results.
(ii)
Hosting expenses: costs related to hosting services for our payment platform.

(iii)
Amortization of intangible assets: amortization of capitalized internally-developed software.
(iv)
Salaries and wages: salaries and wages of employees and contractors directly involved in our day-to-day operations.

Technology and development expenses

Technology and development expenses consist of the following:

(i)
Salaries and wages: primarily compensation of FTEs engaged in or related to product and technology development, excluding capitalized salaries and wages related to internally generated software.
(ii)
Software licenses: software licenses used exclusively by the technology development department for the development of the platform.
(iii)
Infrastructure expenses: information technology costs incurred to support our infrastructure and back-office operations.
(iv)
Information and technology security expenses: costs incurred to monitor the security of our network and platform.
(v)
Other technology expenses

Sales and marketing expenses

Our sales and marketing expenses consist of the following:

(i)
Salaries and wages: compensation of FTEs engaged in the sales and marketing department.
(ii)
Marketing expenses: expenses related to trade marketing events, the distribution and production of marketing and advertising campaigns, public relations expenses, third-party sales commissions, and online performance marketing.

General and administrative expenses

General and administrative expenses consist primarily of the following:

(i)
Salaries and wages: salaries and wages related to administrative FTEs.
(ii)
Third-party services: advisors’ fees, legal fees, auditors’ fees and human resources fees.
(iii)
Other operating expenses: office rent and related expenses, amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment, taxes, travel and other expenses.

Impairment (loss)/gain on financial assets

Impairment (loss)/gain on financial assets refers to the impairment recognized from the allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are measured based on the difference between the cash flows that we are contractually entitled to less cash flows that we expect to receive, discounted at the instrument’s original effective interest rate. The expected cash flows include cash flows resulting from the sale of collateral held or other credit enhancements integral to the instrument’s contractual terms. We apply a simplified approach for trade and other receivables when calculating ECLs. Specifically, we recognize a loss allowance equal to the lifetime ECLs based on the segmentation of trade receivables. We use our historical loss experience, adjusted to reflect current, reasonable and bearable forecasts of future economic conditions, when measuring ECLs.

Other operating loss

Operating Loss includes losses from operational activities not part of our regular revenue-generating or core business.

Other results

Other results can be broken down into the following categories:

(i)
Finance income includes interest income from short-term liquid financial instruments and fair value gains and losses from financial assets measured at fair value through profit and loss.
(ii)
Finance costs are comprised mainly of finance expenses related to derivative financial instruments, foreign exchange losses on intra-group loans, fair value adjustments of other financial arrangements and interest expense associated with lease liabilities accounted for following IFRS 16 Leases.
(iii)
Inflation adjustment represents adjustments necessary to restate the financial statements of our subsidiaries operating in hyperinflationary economies to reflect the erosion of the purchasing power of the local currency as required by IAS 29.

Income tax expense

Income tax expense consists of current and deferred income tax recognized in profit or loss. Current income tax is based on the amount payable to the tax authorities on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date in the countries where we operate and generate taxable income. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date and tax loss carry forwards, to the extent that it is probable that taxable profit will be available against which they can be offset.

A.
Operating results.

Year Ended December 31, 2024, compared to Year Ended December 31, 2023

The following table sets forth our income statement data for the periods indicated.

	For the Year Ended December 31,
	2024	2023
	(in thousands of US$)
Revenues	745,974	650,351
Cost of services	(451,301)	(373,492)
Gross profit	294,673	276,859
Technology and development expenses	(25,625)	(12,650)
Sales and marketing expenses	(21,626)	(17,120)
General and administrative expenses	(101,225)	(70,568)
Impairment (loss)/gain on financial assets	(440)	3,136
Other operating loss	(5,257)	—
Operating profit	140,500	179,657
Finance income	66,875	128,228
Finance costs	(49,701)	(116,834)
Inflation adjustment	(6,655)	(12,537)
Other results	10,519	(1,143)
Profit before income tax	151,019	178,514
Income tax expense	(30,550)	(29,428)
Profit for the year	120,469	149,086

Revenues

Revenues for the year ended December 31, 2024, were US$746.0 million, an increase of US$95.6 million, or 14.7%, from revenues of US$650.4 million generated during the year ended December 31, 2023. The increase in revenue was driven by growth in revenues from existing merchants, demonstrated by our NRR of 113% in 2024 and, to a lesser extent, by the growth in revenues from new merchants, which accounted for 1.8% of our revenues, or US$13.1 million. Growth in our revenues was primarily attributable to the performance and continued growth of our enterprise merchants across most verticals, with accelerated growth in remittances, SaaS, commerce, ride hailing, financial services, and on-demand delivery.

Cost of services

Cost of services for the year ended December 31, 2024, was US$451.3 million, an increase of US$77.8 million, or 20.8%, from US$373.5 million for the year ended December 31, 2023, primarily driven by (i) a US$70.8 million increase in processing costs associated with our TPV growth of 44.7% during the year ended December 31, 2024 as compared to 2023, and (ii) US$7.0 million related to an increase in hosting expenses, amortization of intangible assets, and salaries and wage directly related to our services.

Gross profit

For the reasons described above, our gross profit for the year ended December 31, 2024, was US$294.7 million, an increase of US$17.8 million, or 6.4%, from US$276.9 million for the year ended December 31, 2023.

Technology and development expenses

Technology and development expenses for the year ended December 31, 2024, were US$25.6 million, an increase of US$13.0 million, or 102.8%, from US$12.7 million for the year ended December 31, 2023. The increase in technology and development expenses was primarily attributable to (i) an increase of US$6.8 million, or 117.5%, year over year, in salaries and wages mainly due to the strengthening of our Technology and Development department to support our growth and expansion and to an increase in FTEs (from 280 employees as of December 31, 2023 to 371 employees as of December 31, 2024), (ii) an increase of US$2.5 million or 78.1% year over year increase in third-party software licensed in connection with the operation and maintenance of our platform, and (iii) an increase of US$2.6 million, or 113.7% year over year, in infrastructure expenses to support our infrastructure and back-office operations.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2024, were US$21.6 million, an increase of US$4.5 million, or 26.3%, from US$17.1 million for the year ended December 31, 2023. The increase in sales and marketing expense was primarily attributable to (i) an increase of US$4.8 million in salaries and wages related to an increase in our sales and marketing headcount from 166 FTEs for the year ended December 31, 2023 to 187 for the year ended December 31, 2024, and (ii) to a decrease of US$0.3 million in marketing expenses.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2024, were US$101.2 million, an increase of US$30.7 million, or 43.5%, from US$70.6 million for the year ended December 31, 2023. The increase in general and administrative expenses was primarily attributable to (i) an increase of US$18.2 million, or 49.6% year over year, in salaries and wages as result of strengthening of our operating capabilities to support our growth and expansion and an increase in our headcount from 392 employees as of December 31, 2023 to 470 as of December 31, 2024, (ii) an increase of US$4.1 million in third-party services and (iii) an increase of US$8.4 million related to other operating expenses.

Impairment (loss)/gain on financial assets

Net impairment losses on financial assets for the year ended December 31, 2024, were US$0.4 million, as described in Note 16 to our Audited Consolidated Financial Statements. Net impairment gains on financial assets for the year ended December 31, 2023, amounted to US$3.1 million primarily attributable to the reversal of the allowances of the FTX deposits.

Other operating loss

Other operating losses for the year ended December 31, 2024, amounted to US$5.3 million, mainly driven by the write-off of certain balances related to certain merchants and processors. Other operating gains and losses for the year ended December 31, 2023, were nil.

Operating profit

For the reasons described above, our operating profit for the year ended December 31, 2024, was US$140.5 million, a decrease of US$39.2 million, or 21.8%, from US$179.7 million for the year ended December 31, 2023.

Finance income

For the year ended December 31, 2024, finance income was US$66.9 million, a decrease of US$61.4 million, or 47.8%, from US$128.2 million for the year ended December 31, 2023. The decrease in finance income was primarily due to a decrease of US$40.0 million in fair value gains of financial assets at Fair Value through Profit or Loss (“FVPL”), which are mainly comprised of Argentine treasury bonds and notes and to a decrease of US$21.3 million in interest income from financial instruments.

Finance costs

For the year ended December 31, 2024, we recognized finance costs of US$49.7 million, a decrease of US$67.1 million, or 57.5%, from US$116.8 million of finance costs recognized during the year ended December 31, 2023. The decrease in finance costs was primarily attributable to the decrease in foreign exchange loss of US$58.5 million which was primarily generated by an intra-group loan between Dlocal Argentina S.A. and Dlocal Group, and a decrease of US$8.6 million in finance expenses related to fair value changes of the forward element of derivative financial instruments not designated as hedging instruments.

Inflation adjustment

A US$6.7 million loss was recognized during the year ended December 31, 2024, as compared to a US$12.5 million loss for the year ended December 31, 2023, as a result of inflation in Argentina coming down from 211% in 2023 as compared to 118% in 2024.

Profit before income tax

For the reasons described above, our profit before income tax for the year ended December 31, 2024, was US$151.0 million, a decrease of US$27.5 million, or 15.4%, from US$178.5 million for the year ended December 31, 2023.

Income tax expense

Our income tax expense for the year ended December 31, 2024, was US$30.6 million, an increase of US$1.1 million, or 3.8%, from US$29.4 million for the year ended December 31, 2023. For the years ended December 31, 2024, and December 31, 2023, our effective income tax rate was 20.2% and 16.5%, respectively. The increase in our effective income tax rate is mainly attributable to the impact from an income tax settlement related to previous periods, as explained in note 12 to our Audited Consolidated Financial Statements.

Profit for the year

For the reasons described above, our profit for the year ended December 31, 2024, was US$120.5 million, a decrease of US$28.6 million, or 19.2%, from US$149.1 million for the year ended December 31, 2023.

Year Ended December 31, 2023, compared to Year Ended December 31, 2022

For discussion related to our financial condition, changes in financial condition, and the results of operations for the year ended December 31, 2023, compared to 2022, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 19, 2024.

B.
Liquidity and capital resources.

For the year ended December 31, 2024, we had US$425.2 million in cash and cash equivalents. We believe our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet the business’s ordinary course working capital requirements and capital expenditures for the next 12 months.

The following table reflects the sources and uses of cash during the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in thousands of US$)
Cash Flow Data
Net cash (used in) / generated from operating activities	(32,784)	293,453	154,451
Net cash (used in) / generated from investing activities	(17,752)	(84,667)	4,305
Net cash used in financing activities	(68,587)	(133,871)	(27,327)
Net (decrease) / increase in cash flow	(119,123)	74,915	131,429

Our cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term, highly liquid financial instruments with original maturities of three months or less. We classify financial instruments that can be immediately converted into a known amount of cash as cash and cash equivalents. Given the short-term nature of these instruments, we determined fair value approximates carrying value. Cash and cash equivalents are measured at amortized cost and/or fair value through profit or loss depending on its nature, and are included in current assets due to their short-term nature.

Cash and cash equivalents are held in the currencies of each country in which we operate, primarily the U.S. dollar, Euro, Brazilian real, Mexican peso, Argentine peso, South African rand, and Colombian peso. For more information, see Note 14, “Cash and cash equivalents” and Note 30 (c) to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Operating Activities

The majority of our operating cash flow consists of movements in merchant funds (corresponding to the line items “trade and other receivables” and “trade and other payables” in our Statements of Financial Position) held by us for a short period before being paid out to the merchant.

For the year ended December 31, 2024, our net cash flow from operating activities decreased by US$326.2 million, from US$293.5 million cash generated in 2023 to US$32.8 million cash used in 2024. This decrease was primarily due to a decrease of US$271.5 million in working capital (mostly merchant funds), to a decrease of US$37.5 million in profit before income tax adjusted for non-cash items, and to an increase of US$17.2 million in income tax paid.

Net changes in working capital amounted to an outflow of US$167.2 million for the year ended December 31, 2024, as compared to an inflow of US$104.3 million for the year ended December 31, 2023. The decrease in working capital of US$271.5 million was driven by a decrease of US$201.6 million of trade and other payables, a decrease of US$39.6 million of other assets, an increase of US$39.4 million of trade and other receivables, partially offset by an increase of US$7.8 million of tax liabilities and an increase of US$1.2 million of provisions.

Investing Activities

For the year ended December 31, 2024, our net cash used in investing activities decreased by US$66.9 million, from US$84.7 million used during the year ended December 31, 2023, to US$17.8 million used in 2024. The decrease in cash used in investing activities during 2024 was driven by (i) US$106.6 million increase in cash collections related to financial assets at fair value through profit or loss, (ii) US$21.3 million decrease in interest collected from financial instruments, (iii) US$10.0 million increase in payments for investments in other assets at FVPL, (iv) US$4.0 million increase in acquisitions of financial assets at FVPL, (v) US$3.7 million increase in additions to intangible assets, and (vi) US$0.7 million increase in the acquisition of property, plant and equipment.

Financing Activities

For the year ended December 31, 2024, net cash used in financing activities decreased by US$65.3 million, from US$133.9 million used during the year ended December 31, 2023, to US$68.6 million used during the year ended December 31, 2024. The decrease in cash used in financing activities during 2024 was driven by (i) US$50.4 million increase in proceeds from financial liabilities, mostly to grant advances to merchants (ii) US$13.4 million decrease in finance expense paid related to derivative financial instruments, (iii) US$4.5 million decrease in other finance expense paid, (iv) US$1.7 million increase in collections from share-options exercises, (v) US$0.7 million decrease in principal and interest payments on lease liabilities, partially offset by (vi) US$3.1 million increase in repurchase of shares and (vii) US$2.3 million increase in interest payments on financial liabilities. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends Distribution Policy.”

Capital Expenditures

For the years ended December 31, 2024 and 2023, we made capital expenditures of US$22.6 million and US$18.2 million, respectively. Total capital expenditures as a percentage of revenues were 3% and 3% in 2024 and 2023, respectively. These capital expenditures mainly include expenditures related to the capitalization of internally generated software and investments in computer hardware.

Off-Balance Sheet Arrangements

For the years ended December 31, 2024 and 2023, we did not have any off-balance sheet arrangements.

C.
Research and development, patents and licenses, etc.

Innovation is at the core of our culture. We have a deeply talented employee base of highly qualified engineers dedicated to the development, improvement and evolution of our online payment platform capabilities and product development. We consistently invest in developing new feature functionality to enhance and maintain the relevance and value of our solutions. Furthermore, we are an agile organization, capable of rapidly reacting to a fast-paced payments and regulatory environment that is constantly evolving. dLocal seeks to continuously improve its products and has a regular software release schedule with improvements typically deployed on a daily basis (whereas the industry norm is to release software updates only a few times a year). This frequent update release schedule aims to ensure that merchants will benefit from immediate access to the latest developments and is an integral part of our technology strategy. We also continue to focus on developing new products as we scale. Our previous experience adding local-to-local and marketplaces is a testament to our ability to keep innovating and responding to global merchants’ needs. We will attempt to capitalize on new market opportunities by launching new products.

D.
Trend information.

Other than as disclosed in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2024, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Board of Directors

As of the date of this annual report, our board of directors is composed of eleven members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed such director, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or resignation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Alberto Eduardo Azar	69	Chairman
Pedro Arnt	51	Director
Sebastián Kanovich	34	Director
Andres Bzurovski Bay	47	Director
Sergio Enrique Fogel Kaplan	61	Director
Martín Escobari	53	Director
Luiz Ribeiro	40	Director
Jacobo Singer	34	Director
Mariam Toulan	59	Director
Hyman Bielsky	70	Director
Veronica Raffo	53	Director

Unless otherwise indicated, the current business address for our directors is Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300. The following is a brief summary of the business experience of our directors.

Mr. Alberto Eduardo Azar is the chairman of our board of directors. Prior to serving on our board of directors, Mr. Azar was also an investor and board member of Data Electronics in Dublin, Ireland, the top data center operator in Ireland. Data Electronics was sold in August 2011 to Telecity City. After the sale of Data Electronics, Mr. Azar founded Azar Capital Partners, a family office. Since 2016, his main focus has been on managing investment opportunities in the technology sector.

Mr. Pedro Arnt is our Chief Executive Officer and a member of our board of directors. Mr. Arnt has over 25 years of experience working in strategy, operations and finance. Before joining dLocal, Mr. Arnt served as Chief Financial Officer and Executive Vice President of Mercado Libre for more than twelve years in addition to serving in various other capacities since joining Mercado Libre in December 1999. Prior to joining Mercado Libre, Mr. Arnt worked for The Boston Consulting Group. Mr. Arnt also serves on the board of directors of Allegro.eu, a leading publicly traded European marketplace and payments company, and as an Executive Advisor to Riverwood Capital. He has received numerous accolades as a top TMT public company CFO in Latin America. Mr. Arnt is a British and Brazilian citizen and holds a bachelor’s degree, magna cum laude, from Haverford College and a master’s degree from the University of Oxford.

Mr. Sebastián Kanovich is a member of our board of directors and was formerly our co-Chief Executive Officer. As a member of the founding management team, he helped lead the company since its inception in January 2016. Prior to dLocal, he was the CEO of AstroPay. Mr. Kanovich holds a Bachelor’s degree in Economics from Universidad ORT Uruguay. He also studied Entrepreneurship, Innovation and Management of Technology at Tel Aviv University, and completed the Endeavor Innovation and Growth Program at Stanford Graduate School of Business.

Mr. Andres Bzurovski Bay is a member of our board of directors and a serial entrepreneur and angel investor focusing on online businesses in Latin America. After co-founding AstroPay, a card payment solution for online consumers and companies in Asia, Africa and Latin America, Andres teamed up with Sergio Fogel again in 2016 to co-found dLocal. Andres serves as a board member in multiple companies such as Paganza and HomeDine and is a distinguished Endeavour entrepreneur. Mr. Bzurovski holds a Technology degree from the University of Northampton, United Kingdom and a Marketing Degree from the ORT University, Uruguay.

Mr. Sergio Enrique Fogel Kaplan is our President and Chief Strategy Officer and a member of our board of directors and an active angel investor, and has invested in over 15 technology startups. He participates on the board of directors of several companies, including TiendaMIA, The Chemist Look and Apptim. Mr. Fogel serves as Vice-President of Endeavor Uruguay, and sits on the board of Helpers, an NGO that aims to save lives through technology-enabled rapid response by first aid volunteers. He co-founded dLocal together with Andres Bzurovski in 2016, after having founded several other companies, such as ElAgora.com (a B2B marketplace), Uniotel (VoIP), and AstroPay (a payments processor). Mr. Fogel holds an MBA from INSEAD, France, a Bachelor of Arts in Computer Science with a Summa Cum Laude, and a Master of Science in Computer Science from Technion, Israel Institute of Technology, Israel.

Mr. Martín Escobari is a member of our board of directors, and co-President, Managing Director and Head of General Atlantic’s business in Latin America. Mr. Escobari is also chairman of General Atlantic’s Investment Committee and serves on the firm’s Management and Portfolio Committees. Mr. Escobari serves or has served on the boards of numerous public and private companies, and currently serves on the boards of Arco, Grupo Axo, Sanfer and XP Investimentos. Before joining General Atlantic in 2012, Mr. Escobari was a Managing Director at Advent International, where he focused on the financial services sector. Prior to that, he was the Co-Founder and CFO of Submarino.com, a leading Brazilian online retailer that went public on Bovespa (the São Paulo Stock Exchange) and was sold to Lojas Americanas in 2006. Mr. Escobari started his career as a management consultant at The Boston Consulting Group. Mr. Escobari received a BA in Economics from Harvard College and an MBA from Harvard Business School.

Mr. Luiz Ribeiro is a member of our board of directors and a Managing Director of General Atlantic, focusing on their investments in South America. Before joining General Atlantic in 2016, Mr. Ribeiro worked as a Director at Advent International, where he concentrated on the financial services and healthcare sectors while based in the São Paulo and Bogota offices. During his time at Advent International, he served on the boards of a number of investments, and served as CFO of Atmosfera Gestão e Higienização de Texteis Ltda. Mr. Ribeiro currently sits on the boards of Neon, Pague Menos, Locaweb, Bold, Fluency Academy and QuintoAndar, and is a board observer of Gympass. Mr. Ribeiro received a Bachelor of Arts in Business Administration from Fundação Getulio Vargas (EAESP-FGV) and completed the Program for Leadership Development at Harvard Business School.

Mr. Jacobo Singer is a member of our board of directors and was formerly our co-President and Chief Operating Officer, as well as being a key member of the founding management team. He also served as dLocal’s chief technology officer, and has been a key player in the design and build of our payments platform from the ground up. Prior to dLocal, he led product and engineering teams at AstroPay where he gained deep technology and project management expertise. Mr. Singer holds a Bachelor’s of Science Degree in Information Technology from Universidad ORT Uruguay, and he completed the Endeavor Innovation and Growth Program at Stanford Graduate School of Business.

Ms. Toulan is an independent member of our board of directors and a member of our Audit Committee. In addition, she is an Independent Adviser and former Senior Investment Banker with over 30 years of financial leadership experience across Europe, the Middle East, Africa, North America and South America. She has expertise in identifying, evaluating and mitigating risk, as well as developing new business opportunities. After her retirement from investment banking, she has acted as a Senior Adviser to a range of mid-size and large-cap companies. Prior to that, she served as MD and Head of EMEA Loan Syndicate at Bank of America Merrill Lynch, where she was a senior risk taker and sat on the EMEA Finance Committees. Before joining Bank of America in 2008, she spent 10 years as a leader in JPMorgan’s EMEA leveraged finance business in London. She has experience in a broad range of emerging markets, having contributed to Baring Private Equity Partners capital raising efforts for EM Funds and having spent several years with the International Finance Corporation where she was responsible for global distribution of EM primary bond and equity issues. She began her career at Chemical Bank in NY. Ms. Toulan has an MBA from INSEAD in France and a BSc from Georgetown University’s School of Foreign Service in Washington, DC.

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

Ms. Verónica Raffo is an independent member of our board of directors and a member of our Audit Committee. In addition, she is a partner in the Ferrere law firm and participates actively in its management and strategic leadership. She has more than 25 years of experience advising a stellar list of global clients, managing highly complex cases with sensitive content with focus on corporate issues, dispute negotiation, compliance audits and corporate governance. Ms. Raffo is also a reference in entrepreneurship and gender issues, both in Uruguay and internationally. She is the incoming gold Regional Chair Latin America of YPO (Young Presidents Organization) and she was one of the founders and the President of the Uruguayan Women Entrepreneurs Organization, OMEU. Each year since 2019 she has been recognized as Uruguay’s most highly reputed woman business leader, according to the Corporate Reputation Business Monitor (MERCO). She is an instructor in Board Management at the Graduate School of Business - EPN of Universidad ORT Uruguay. She holds a degree as attorney (Universidad de la República, Uruguay) and a diploma in American and International Law from The Center for American and International Law (United States).

Executive Officers

Our executive officers are responsible for the management and representation of our company.

The following table lists our current executive officers:

Name	Age	Position
Pedro Arnt	51	Chief Executive Officer
Carlos Menendez	55	Chief Operating Officer
Sergio Enrique Fogel Kaplan	61	President and Chief Strategy Officer
Mark Ortiz (1)	55	Chief Financial Officer
Alberto Almeida	37	Chief Technology Officer
John O'Brien	40	Chief Revenue Officer
Gabriela Vieira	36	General Counsel

(1)
Mark Ortiz will step down from his role as Chief Financial Officer effective upon the filing of this annual report. Our board of directors has appointed Jeffrey Brown, who currently serves as VP Finance, to act as interim Chief Financial Officer following the filing of the 20-F. See “Item 4. Information on the Company—A. History and development of the company—Recent Developments.”

Unless otherwise indicated, the current business address for our executive officers is Dr. Luis Bonavita 1294, Montevideo, Uruguay, 11300. The following is a brief summary of the business experience of our executive officers, who are not also members of our board of directors.

Mr. Pedro Arnt. See “—Board of Directors.”

Mr. Sergio Enrique Fogel Kaplan. See “—Board of Directors.”

Mr. Carlos Menendez is our chief operating officer. Carlos Menendez brings a wealth of experience and a proven track record in global strategic leadership and operational management, with over 30 years of experience in world class companies across payments, banking and consumer industries, including Mastercard, Citibank and Procter & Gamble. Throughout his career, Carlos has been instrumental in scaling businesses, managing global P&Ls and leading strategic initiatives. Mr. Menendez holds a bachelor’s degree from Harvard University and an MBA from Wharton.

Mr. Mark Ortiz is our chief financial officer and is responsible for developing the Company’s financial corporate strategy. In addition, he oversees and manages the Company’s financial planning and analysis, treasury, accounting, financial reporting, taxes, administration and auditing. He brings over 30 years of extensive international financial and operational management experience primarily within GE’s umbrella companies. While at GE, Mark held senior positions in various financial areas, culminating in roles as Global FP&A Leader for GE Capital, CFO for the Industrial Finance & Energy Financial Services businesses, and Global Controller for GE Capital’s Real Estate and Equipment Leasing and Lending platforms.

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

B.
Compensation.

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis, and we have not otherwise publicly disclosed this information elsewhere. Historically, our directors have not been paid separate compensation and have received only dividends in respect of their ownership of our common shares, except for our independent directors who receive compensation in cash or shares. For the years ended December 31, 2024, 2023, and 2022, the aggregate compensation expense for our executive officers and directors for services in all capacities was US$19.8 million, US$9.0 million, and US$5.1 million, respectively, which includes both benefits paid in kind and monetary compensation. Benefits in kind granted as of December 31, 2024, consists of 1,479,432 Restricted Stock Units with a par value of US$0.002 per share.

Employee Share Incentive Plan

In 2020, our board of directors adopted an employee share incentive plan, or the 2020 Global Share Incentive Plan, which was amended and restated in 2021. The objective of the plan is to provide incentives to attract, retain and motivate eligible employees by providing them with an opportunity to participate in our future performance through the grant of share awards under the plan. Eligible participants in the plan include our employees, officers, directors, consultants and service providers. Under the plan, we may issue restricted stock units or stock options that are exercisable upon a vesting date and at an exercise price to be determined by our board of directors in each specific award grant. No stock options may be exercised 10 years after the respective grant date.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. Each of these employment agreements provides that our executive officers are employed for an indefinite period of time and do not provide for benefits upon termination of employment.

C.
Board practices.

Committees

Audit Committee

The Audit Committee, which consists of Mariam Toulan, Veronica Raffo and Hyman Bielsky, assists our board of directors in overseeing our accounting and financial reporting processes, the audits of our financial statements, and our risk management and compliance policies. In addition, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. We do not currently have on our Audit Committee a “financial expert” as defined by the SEC due to the unfortunate passing of the former chair of our Audit Committee in September 2023. We believe that the combined knowledge, skills and experience of the members of our current Audit Committee enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities. In addition, the Audit Committee consists exclusively of members of our board of directors who are financially literate. Our board of directors has determined that Mariam Toulan, Veronica Raffo and Hyman Bielsky satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The Audit Committee is governed by a charter that complies with Nasdaq rules. The Audit Committee is responsible for, among other things:

•
discussing, analyzing and making recommendations to the board (that will be placed under shareholders consideration for their approval at Annual General Meetings) in relation to the appointment, re-appointment and removal of the Company’s independent auditors;
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
•
reviewing with management, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS Accounting Standards methods on the financial statements; and other critical accounting policies and practices of the Company;
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
•
discussing and reviewing the internal controls over related parties’ transactions and the related policies and procedures to identify, monitor, and disclose such transactions on the financial statements, including transactions with senior officers; and
•
discussing and reviewing the annual internal audit plan, recommend its approval to the board of directors, as well as monitoring and assessing the effectiveness of the company’s internal audit function.

The Audit Committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least on a quarterly basis.

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
•
Providing recommendations to the board of directors on whether to pursue or decline these opportunities.

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

Mergers and Acquisitions:

•
Evaluating potential mergers, acquisitions, and divestitures for strategic fit and alignment with our objectives and providing recommendations to the board of directors.

New Products and Services:

•
Proposing potential new products or services to be offered by the Company;
•
Evaluating the potential of new products and services to be offered by the Company, as presented by its board of directors.

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

Code of Ethics

We have adopted a Code of Ethics & Business Conduct applicable to our directors, executive officers and employees and to all board members, employees and officers of our controlled companies, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards.

D.
Employees.

Human capital

The following tables show our total number of full-time equivalent employees (FTEs) as of December 31, 2024, 2023 and 2022, broken down by functional area and geographical region:

	As of December 31,
	2024	2023	2022
Operations	67	63	47
Technology & Development	371	280	245
Sales & Marketing	187	166	143
General & Administrative (1)	470	392	291
Total	1,095	901	726

(1)
As of December 31, 2024, General and Administrative included 44 technology-related FTEs. As of December 31, 2023, and 2022, it included 41 and 26 respectively.

	As of December 31,
	2024	2023	2022
Americas	779	660	567
EMEA	214	146	125
Asia Pacific	102	95	34
Total	1,095	901	726

During 2024, 2023 and 2022, and as of the date of this annual report, none of our employees were represented by labor unions. During 2024, we did not employ any temporary employees.

For further information about our view on diversity and inclusion, see “Item 4. Information on the Company—B. Business Overview—Technology-oriented, execution-driven management team fostering an entrepreneurial culture.”

For further discussion related to workforce costs, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E.
Share ownership.

The outstanding shares beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

The percentages of beneficial ownership in the table below are calculated on the basis of 285,475,136 shares outstanding as of December 31, 2024, which assumes none of the currently existing warrants or stock options are exercised, and excludes 18,754,887 treasury shares held by us.

Unless otherwise indicated below, the address for each beneficial owner is c/o dLocal, Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300. The table below presents shareholder information based on publicly available information filed on Schedules 13G and 13D and information provided to us by certain shareholders as of the date of this annual report.

	Class A		Class B		Common shares
Shareholders	Shares	%	Shares	%	%
5% Shareholders
General Atlantic DO B.V(2)	63,906,695	40.9	—	—	22.4
Sergio Enrique Fogel Kaplan(3)	2,175,422	1.4	48,718,177	37.8	17.8
Andres Bzurovski Bay(4)	1,088,363	0.7	48,718,583	37.8	17.4
Alberto Eduardo Azar(5)	5,653,024	3.6	12,820,816	9.9	6.5
Emiliano Fernandez Balague(6)	16,346,624	10.5	—	0.0	5.7
Executive Officers and Directors
Sergio Enrique Fogel Kaplan(3)	2,175,422	1.4	48,718,177	37.8	17.8
Andres Bzurovski Bay(4)	1,088,363	0.7	48,718,583	37.8	17.4
Alberto Eduardo Azar(5)	5,653,024	3.6	12,820,816	9.9	6.5
Sebastián Kanovich(7)	—	—	12,629,474	9.8	4.4
Luiz Ribeiro(8)	—	—	—	—	—
Martín Escobari(9)	—	—	—	—	—
Mariam Toulan*	—	—	—	—	—
Jacobo Singer	—	—	6,167,142	4.8	2.2
Pedro Arnt*	—	—	—	—	—
Veronica Raffo	—	—	—	—	—
Hyman Bielsky*	—	—	—	—	—
Mark Ortiz*	—	—	—	—	—
Alberto Almeida*	—	—	—	—	—
Gabriela Vieira*	—	—	—	—	—
John O'Brien*	—	—	—	—	—
Carlos Menendez*	—	—	—	—	—

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
(2)
Includes 27,310,939 Class A common shares held by General Atlantic DO B.V., or “GA DO”, which is a wholly owned subsidiary of General Atlantic Coöperatief U.A., or “GA Coop UA”, 30,000,000 Class A common shares held by General Atlantic (DO) SPV, L.P. or “GA DO SPV”, which is an indirect wholly owned subsidiary of GA Coop UA, and 6,595,756 Class A common shares held by General Atlantic (DLO), L.P., or “GA DLO”. The general partner of GA DO SPV is General Atlantic (DO) SPV GP, LLC, or “GA DO SPV GP”, and the sole member of GA DO SPV GP is GA DO. The members of GA Coop UA that share beneficial ownership of the shares of the Company held by GA DO through GA Coop UA are the following General Atlantic investment entities: General Atlantic Partners (Bermuda) IV, L.P., or “GAP Bermuda IV”, General Atlantic Partners (Bermuda) EU, L.P., or “GAP Bermuda EU”, General Atlantic Partners (Lux) SCSp, or “GAP Lux”, General Atlantic Cooperatief, L.P., or “GA Coop LP”, GAP Coinvestments III, LLC, or “GAPCO III”, GAP Coinvestments IV, LLC or “GAPCO IV”, GAP Coinvestments V, LLC, or “GAPCO V”, and GAP Coinvestments CDA, L.P., or “GAPCO CDA”. The limited partners of “GA DLO, that share beneficial ownership of the shares of the Company held by GA DLO are GAP Bermuda EU, GAP Lux, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA and General Atlantic Partners 100, L.P., or “GAP 100.” General Atlantic (SPV) GP, LLC, or “GA SPV”, is the general partner of GA DLO. General Atlantic GenPar, L.P., or “GA GenPar” is the general partner of GAP 100. General Atlantic, L.P., or “GA LP”, which is controlled by the Partnership Committee* of GASC MGP, LLC, (the “GA Partnership Committee”) is the sole member of GA SPV, the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA and GA GenPar. The general partner of GAP Lux is General Atlantic GenPar (Lux) SCSp, or “GA GenPar Lux” and the general partner of GA GenPar

Lux is General Atlantic (Lux) S.à r.l., or “GA Lux”. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P., or “GenPar Bermuda”. GAP (Bermuda) L.P., or “GAP Bermuda”, which is also controlled by the GA Partnership Committee, is the general partner of GenPar Bermuda and GA Coop LP. The Partnership Committee is comprised of Senior Managing Directors of General Atlantic, including Chairman and CEO, William E. Ford. By virtue of the foregoing, GA DO, GA Coop UA, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA DO SPV, GA DO SPV GP, GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GA Coop LP, GA DLO, GAP 100, GA SPV, GA GenPar, GA LP, GA GenPar Lux, GA Lux, GenPar Bermuda and GAP Bermuda are a “group” within the meaning of Rule 13d-5 of the US Securities Exchange Act of 1934, as amended. Each of the members of the GA Partnership Committee disclaims ownership of the Class A common shares reported herein except to the extent that he has a pecuniary interest therein. The mailing address of GA DLO, GA SPV, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GAP 100, GA GenPar, and GA LP is 55 East 52nd Street, Floor 33, New York, NY 10055.The mailing address of GAP Bermuda EU, GAP Bermuda IV, GA Coop LP, GenPar Bermuda, and GAP Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GA DO and GA Coop UA is Prinsengracht 769, 1017 JZ, Amsterdam, Netherlands. The mailing address of GAP Lux, GA Lux, and GA GenPar Lux is 412F, Route d’Esch, L-1471 Luxembourg. The mailing address of GA DO SPV and GA DO SPV GP is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(3)
Held indirectly through IZBA S.A. Sergio Enrique Fogel Kaplan and Aline Eva Herrnstadt disclaim any beneficial ownership of the shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly. Information is based on the Schedule 13G/A filed by the shareholder on February 14, 2025, and information provided by the shareholder to the Company.
(4)
Held directly and indirectly through Emerald Bay 24 LLC. Information is based on the Schedule 13G/A filed by the shareholder on February 8, 2024, and information provided by the shareholder to the Company.
(5)
Held directly and indirectly through Aqua Crystal Investments Ltd. Information is based on the Schedule 13G/A filed by the shareholder on February 8, 2024, and information provided by the shareholder to the Company.
(6)
Information is based on the Schedule 13G filed by the shareholder on February 14, 2025. Consists of 14,592,826 Class A common shares held indirectly through Unsal Holdings Limited and 1,753,798 Class A common shares held indirectly through St. Bull Financial Services Inc, classified as public float.
(7)
Held indirectly through Nordau Inc. Information is based on the Schedule 13G/A filed by the shareholder on February 21, 2023.
(8)
Mr. Ribeiro, a member of our board of directors, is a managing director at General Atlantic. Mr. Ribeiro disclaims beneficial ownership of the shares held by GA DO, GA DO SPV and GA DLO except to the extent, if any, of his pecuniary interest therein.
(9)
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

Key Management Compensation

The compensation for our executive team and directors was US$19.8 million, US$9.0 million and US$5.1 million for the year ended December 31, 2024, 2023 and 2022, respectively.

Other Transactions

We had revenues from transactions with merchants who were related parties in the amount of US$0.3 million, US$1.5 million and US$1.2 million for the year ended December 31, 2024, 2023 and 2022, respectively; costs with collection entities who were related parties in the amount of US$0.9 million, US$0.1 million and US$0.6 million for the year ended December 31, 2024, 2023 and 2022, respectively; and financial expenses regarding foreign exchange losses originated on an intra-group loan denominated in US Dollar between subsidiaries located in Argentina and Malta for US$22.6 million and US$81.0 million for the year ended December 31, 2024 and 2023. We also had outstanding accounts payables with related parties for US$0.04 million and US$0.02 million for the year ended December 31, 2024, and 2023, respectively; outstanding accounts receivables with related parties for the year ended December 31, 2024, is US$6.9 million, compared to US$0.4 million for the year ended December 31, 2023. In addition to the above, Clara Singer, the sister to one of our directors, Jacobo Singer, is employed as our vice president of Latin American operations, for which she receives customary compensation.

Transactions between shareholders

In the years ended December 31, 2024 and 2023, there were no transactions between shareholders.

Related Person Transaction Policy

Our related person transaction policy states that any related person transaction must be approved or ratified by our Audit Committee, board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, our Audit Committee, board of directors or the designated committee will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our Audit Committee, board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Registration Rights Agreement

On June 2, 2021, we entered into a registration rights agreement, or the Registration Rights Agreement, with General Atlantic DO B.V. and our other then-current shareholders (together, the “Participating Shareholders”).

At any time that the Participating Shareholders are no longer subject to restrictions on transfer of their shares pursuant to the lock-up agreements entered into with the underwriters of our initial public offering, and subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, Participating Shareholders holding at least 15% of our common shares (and, after December 16, 2024, General Atlantic DO B.V. on its own) may require that we register for public resale under the Securities Act all common shares constituting registrable shares (the “Registrable Shares”) that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$25 million. If we become eligible to register the sale of Registrable Shares on Form F-3 under the Securities Act, which will not be until at least twelve months after the date of the initial public offering, our Participating Shareholders have the right to require us to register the sale of the Registrable Shares held by them on Form F-3, subject to offering size and other restrictions.

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

As of December 31, 2024, we were party to 157 legal proceedings. Of these proceedings, we were party to legal proceedings for civil claims in the total amount of approximately US$0.2 million, where the likelihood of loss has been assessed by our management as probable based on the opinion of our external legal advisors and for which we have recorded a provision.

On February 23 and February 28, 2023, respectively, we were named, along with several of our senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on a short-seller report. These matters, Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), or the Zappia and Hunt actions, allege, among other things, that the registration statement for our June 2021 initial public offering reflected certain material misstatements or omissions.

On March 3, 2023, plaintiffs in the two Actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

On May 12, 2023, plaintiffs in the Zappia and Hunt actions jointly filed a consolidated amended complaint. On July 11, 2023, we filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and we also filed the reply in further support of our motion to dismiss on September 22, 2023. On February 29, 2024, the court presided over oral argument on the motion. On March 20, 2025, the court issued a decision and order granting the motion and dismissing the complaint as to all moving defendants, including dLocal. On April 18, 2025, the plaintiffs filed a notice of appeal of the decision and order granting the motion to dismiss. The plaintiffs have until October 18, 2025, to “perfect” their appeal by filing their opening appellate brief and the record on appeal.

On October 6, 2023, we were named as a defendant, along with our former co-CEO, Sebastián Kanovich, and former CFO, Diego Cabrera Canay, in a putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and SEC Rule 10b-5, as well as control person claims against the individual defendants under Section 20(a) of the Exchange Act. This lawsuit, currently captioned Laurenzi v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.), alleges misstatements and omissions in various public filings during the period of May 2, 2022, to May 25, 2023, relating to regulatory foreign exchange control risks in Argentina, and our compliance controls and procedures.

On January 4, 2024, the court appointed a putative lead plaintiff (“Lead Plaintiff”) and putative lead counsel for the proposed class in the Laurenzi action pursuant to the Private Securities Litigation Reform Act of 1995. On January 17, 2024, the parties submitted a joint stipulation and proposed order on scheduling, by which the deadline for any amended complaint would be March 4, 2024, and we would have until thirty days after the filing of any such amended complaint to answer the same or request a pre-motion conference, as required by court rules, regarding an anticipated motion to dismiss. The court approved the parties’ proposed order the following day. The Lead Plaintiff subsequently requested, and was granted, an extension of the schedule.

On March 18, 2024, Lead Plaintiff filed an amended class action complaint. The amended complaint alleges misstatements and omissions in the registration statement for our June 2021 initial public offering and in various public filings and press releases during the period of June 2, 2021, through June 5, 2023. Pursuant to a schedule agreed upon with Lead Plaintiff’s counsel, we filed on April 30, 2024, a letter, as required by court rules, requesting a pre-motion conference regarding an anticipated motion to dismiss the Laurenzi action in full. Lead Plaintiff responded to that letter on May 14, 2024. On June 10, 2024, the court held the requested preliminary conference and set a schedule for briefing on our motion to dismiss. We served our opening brief on August 9, 2024, Lead Plaintiff served an opposition on October 11, 2024, and we served our reply on November 8, 2024. The court has not yet indicated whether it will hear oral argument on our motion, and no other proceedings are currently ongoing or scheduled.

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

Our Articles of Association authorize the issuance of up to 1,000,000,000 Class A common shares and 250,000,000 Class B common shares and 250,000,000 shares as yet undesignated, which may be issued as common shares or shares with preferred rights of our authorized share capital. As of December 31, 2024, 151,420,944 Class A common shares and 134,054,192 Class B common shares of our authorized share capital were issued, fully paid and outstanding, and 18,754,887 Class A common shares were held by us as treasury stock.

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

As of December 31, 2024, we had a total issued share capital of US$608,460, divided into 304,230,023 common shares, comprising 151,420,944 Class A common shares, 18,754,887 Class A common treasury shares held by us and 134,054,192 Class B common shares.

Treasury Stock

As of December 31, 2024, dLocal had 18,754,887 Class A common shares in treasury.

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

Equal Status

Except as expressly provided in dLocal’s Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not dLocal is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same amount of consideration on a per-share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which dLocal is a party, or (2) tender or exchange offer by dLocal to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same amount of consideration on a per-share basis as the holders of Class B common shares.

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

The board considers that the directors Mariam Toulan, Veronica Raffo and Hyman Bielsky are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq.

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

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of the general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all co-directors, incapable by reason of mental disorder of discharging his or her duties as director; (4) resigns his or her office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

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

Registration Rights and Restricted Shares

The shareholders of dLocal, or entities controlled by them or their permitted transferees, are able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. In connection with our initial public offering, we entered into the Registration Rights Agreement with the Participating Shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Registration Rights Agreement.”

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
•
an entity classified as a partnership or an S Corporation for U.S. federal income tax purposes;
•
a tax-exempt entity, including an “individual retirement account” or “Roth IRA;”
•
a real estate investment trust or a regulated investment company;
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

Based on the market price of our Class A common shares during 2024 and the composition of our income and assets, including goodwill, we believe that we were not a PFIC for our 2024 taxable year and we do not expect to become one in the foreseeable future. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (i) we hold and expect to continue to hold a substantial amount of cash, which is generally categorized as a passive asset; and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to it for all succeeding years during which it holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.
Material Modifications to Instruments

Not applicable.

B.
Material Modifications to Rights

Not applicable.

C.
Withdrawal or Substitution of Assets

Not applicable.

D.
Change in Trustees or Paying Agents

Not applicable.

E.
Use of Proceeds

On June 2, 2021, we commenced our initial public offering. On June 7, 2021, we closed our initial public offering, pursuant to which we issued and sold 4,411,765 Class A common shares. The selling shareholders sold 29,411,765 Class A common shares in our initial public offering. The net proceeds to us after deducting expenses and underwriting discounts and commissions was approximately US$82.6 million. We have used all the net proceeds from our initial public offering, in particular:

•
for investments in technology to complement our product portfolio;
•
to pursue opportunities that allowed us to expand our footprint more rapidly and roll out our services to new emerging markets faster, including through the acquisition of cross-border payment processing companies, software development companies and other payment related companies; and
•
for general corporate purposes.

Item 15. Controls and Procedures.

(a)
Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2024.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, with the participation of our Chief Executive Officer and Chief Financial Officer has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024.

(c)
Attestation report of the registered public accounting firm.

The effectiveness of internal control over financial reporting as of December 31, 2024, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in its report which is included herein.

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

We do not currently have an Audit Committee “financial expert” serving on our Audit Committee as defined under applicable SEC rules due to the unfortunate passing of the former chair of our Audit Committee in September 2023. We believe that the combined knowledge, skills and experience of the members of our current Audit Committee enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Audit Committee.”

Item 16B. Code of Ethics.

DLocal Limited has adopted a Code of Ethics & Business Conduct applicable to DLocal Limited’s directors, executive officers and employees and to all board members, employees and officers of its controlled companies. The Code of Ethics & Business Conduct codifies the business and ethical principles that govern all aspects of DLocal Limited’s business. A copy of that code is available on our website at investor.dlocal.com/governance/. Any amendments to such code will be disclosed on our website.

Item 16C. Principal Accountant Fees and Services.

Fees Paid to the Company’s Principal Accountant

In 2024, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company. Fees paid to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2024 and 2023 are detailed below:

	For the Year Ended December 31
	(in thousands of US$)
	2024	2023
Audit fees	1,800	1,800
Audit related fees	—	—
Tax fees	15	—
All other fees	30	—
Total	1,845	1,800

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

Audit Committee’s Pre-approval Policies and Procedures

The Company’s Audit Committee is responsible for, among other things, the oversight of the Company’s independent auditors. The Audit Committee has adopted a policy of pre-approval of audit and permissible non-audit services provided by the independent auditors in its charter.

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

Our Audit Committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2024, and the fees paid for such services.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On December 19, 2022, our board approved the creation of a share repurchase program, or the “2022 Repurchase Program”. The 2022 Repurchase Program was executed in compliance with Rule 10b-18 and Rule 10b5-1(c)(1) under the Exchange Act and expired in July 2023. Buybacks were made from time to time in the open market and negotiated purchases. An aggregate amount of up to US$100 million in our Class A common shares could be repurchased under the 2022 Repurchase Program. We concluded the 2022 Repurchase Program on June 30, 2023, after having repurchased US$100 million of our Class A common shares.

On May 14, 2024, the Board authorized a new share repurchase program to purchase Class A common shares of up to US$200 million (the “2024 Repurchase Program”). The 2024 Repurchase Program will expire at the earliest of May 2025 or upon reaching the US$200 million dollar repurchase limit. The share repurchases may be made from time to time through open-market transactions, block trades, privately negotiated transactions or otherwise, and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory considerations, and other relevant factors.

Set forth below, in tabular format, is disclosure on the repurchase of Class A common shares pursuant to the 2024 Repurchase Program since the approval date until December 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs
May 1 to May 31, 2024	5,431,760	9.58	5,431,760	US$148,225,102
June 1 to June 30, 2024	3,736,228	7.98	3,736,228	US$118,249,273
July 1 to July 31, 2024	2,415,717	7.98	2,415,717	US$98,933,457
Total	11,583,705		11,583,705

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
•
Nasdaq Rule 5605(c)(2)(A) requires a listed issuer to certify that at least one member of its audit committee has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. As allowed by the laws of the Cayman Islands, we do not currently have such an Audit Committee financial expert due to the unfortunate passing of the former chair of our audit committee in September 2023. We believe that the combined knowledge, skills and experience of the members of our current Audit Committee enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities.
•
Nasdaq Rule 5250(b)(3) and Rule 5250(d), which require certain disclosures of third party director and nominee compensation and distribution of annual and interim reports, respectively. As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rule.

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

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he or she is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he or she is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of their shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his or her shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his or her intention to dissent including, among other details, a demand for payment of the fair value of his or her shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his or her shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30-day period, within 20 days following the date on which such 30-day period expires, the company (and any dissenting shareholder) must file a petition with the Grand Court of the Cayman Islands to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

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

•
the arrangement is such as an intelligent and honest person, who is a member of the relevant class and acting properly, would reasonably approve; and
•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors duties of care and skill and fiduciary duties to the companies which they serve. Under dLocal’s Articles of Association, a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting, and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of dLocal to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a compensation committee is established, it shall be made up of such a number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law).

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
•
Nasdaq Rule 5605(c)(2)(A) requires a listed issuer to certify that at least one member of its audit committee has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. As allowed by the laws of the Cayman Islands, we do not currently have such an Audit Committee financial expert due to the unfortunate passing of the former chair of our Audit Committee in September 2023. We believe that the combined knowledge, skills and experience of the members of our current Audit Committee enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities.

•
Nasdaq Rule 5250(b)(3) and Rule 5250(d), which require certain disclosures of third party director and nominee compensation and distribution of annual and interim reports, respectively. As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rule.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Grand Court of the Cayman Islands to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. dLocal’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretion, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning dLocal or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to dLocal’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he or she has a personal interest provided that he or she has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, dLocal’s Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association, or alternatively by shareholder approval at general meetings. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the abovementioned criteria. We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors may have pre-existing fiduciary obligations to other businesses of which they are officers or directors.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his or her functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

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

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his or her co-directors, incapable by reason of mental disorder of discharging his or her duties as director; (4) resigns his or her office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted a Trading Policy that applies to the Company, all directors, executive officers, employees, and certain designated consultants of the Company and its subsidiaries. This policy is designed to ensure compliance with applicable securities laws and regulations regarding the trading of our securities and the handling of material non-public information (MNPI).

Under this policy, covered individuals are prohibited from:

•
Trading in the Company’s securities while in possession of MNPI;
•
Engaging in short sales of the Company’s stock, which refers to sales of shares not owned by the covered person at the time of the sale;
•
Engaging in any derivative transactions that are designed to hedge or speculate on any change in the market value of the Company’s equity securities;
•
Disclosing MNPI to unauthorized persons (tipping); and
•
Engaging in transactions during specified blackout periods applicable to directors, executive officers, and certain designated employees.

The policy includes provisions for pre-clearance of trades by designated individuals, which must be obtained from the Company’s General Counsel, and periodic training on insider trading compliance. The Company actively monitors compliance with this policy and takes appropriate measures to enforce it.

A copy of the Insider Trading Policy is filed as an exhibit to this Annual Report.

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

Our board of directors has overall oversight responsibility for our risk management and is charged with oversight of our cybersecurity risk management program. The Audit Committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The Audit Committee also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Information Security Officer, or CISO, who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CISO and dedicated personnel are trained and experienced information systems security professionals and information security managers with many years of experience. Management, including the CISO and our cybersecurity team, update the Audit Committee as needed on cybersecurity programs, material cybersecurity risks and mitigation strategies. Our Security and Compliance team is responsible for implementing our cybersecurity risk management program, in coordination with our Corporate Risk Management team, under our VP of Risk.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

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

8.1	List of subsidiaries of DLocal Limited (incorporated by reference to Note 4 to our Audited Consolidated Financial Statements filed with this annual report on Form 20-F).
11.1*	Insider Trading Policy
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Price Waterhouse & Co. S.R.L.
97.1	Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F filed with the SEC on March 19, 2024).

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DLocal Limited

Date: April 24, 2025	By:	/s/ Mark Ortiz
Mark Ortiz
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DLocal Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of DLocal Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, www.pwc.com/ar

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

Audit of Transaction revenues

As described in Notes 2.15 and 6 to the consolidated financial statements, the Company’s transaction revenues were $739.9 million for the year ended December 31, 2024 representing 99.19% of the Company’s total consolidated revenues. These revenues are generated mainly by processing fees and foreign exchange service fees, defined either as percentage of the transaction value or a fixed amount per transaction depending on each agreement.

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

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, www.pwc.com/ar

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

/s/ Price Waterhouse & Co. S.R.L.

/s/ Mario Angel Julio (Partner)

Autonomous City of Buenos Aires, Argentina

April 24, 2025

We have served as the Company’s auditor since 2020.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, www.pwc.com/ar

DLocal Limited

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2024, 2023 and 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	For the Year Ended December 31,
		2024	2023	2022
Continuing operations
Revenues	6	745,974	650,351	418,925
Cost of services	6	(451,301)	(373,492)	(216,758)
Gross profit		294,673	276,859	202,167

Technology and development expenses	7	(25,625)	(12,650)	(6,348)
Sales and marketing expenses	8	(21,626)	(17,120)	(13,335)
General and administrative expenses	8	(101,225)	(70,568)	(48,343)
Impairment (loss)/gain on financial assets	16	(440)	3,136	(5,534)
Other operating loss		(5,257)	—	(697)
Operating profit		140,500	179,657	127,910
Finance income	11	66,875	128,228	18,078
Finance costs	11	(49,701)	(116,834)	(24,668)
Inflation adjustment	11	(6,655)	(12,537)	(1,037)
Other results		10,519	(1,143)	(7,627)
Profit before income tax		151,019	178,514	120,283
Income tax expense	12	(30,550)	(29,428)	(11,586)
Profit for the year		120,469	149,086	108,697
Profit attributable to:
Owners of the Group		120,416	148,964	108,683
Non-controlling interest		53	122	14
Profit for the year		120,469	149,086	108,697
Earnings per share
Basic Earnings per share	13	0.42	0.51	0.37
Diluted Earnings per share	13	0.39	0.49	0.35
Other comprehensive Income
Items that are or may be reclassified subsequently to profit or loss:
Exchange difference on translation on foreign operations		(11,188)	(7,713)	20
Other comprehensive income for the year, net of tax		(11,188)	(7,713)	20
Total comprehensive income for the year		109,281	141,373	108,717
Total comprehensive income for the year is attributable to:
Owners of the Group		109,290	141,255	108,708
Non-controlling interest		(9)	118	9
Total comprehensive income for the year		109,281	141,373	108,717

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Financial Position

At December 31, 2024 and 2023

(All amounts in thousands of U.S. Dollars)

	Notes	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	14	425,172	536,160
Financial assets at fair value through profit or loss	15	129,319	102,677
Trade and other receivables	16	496,713	363,374
Derivative financial instruments	24	2,874	2,040
Other assets	17	18,805	11,782
Total Current Assets		1,072,883	1,016,033
Non-Current Assets
Financial assets at fair value through profit or loss	15	—	1,710
Trade and other receivables	16	18,044	—
Deferred tax assets	12	5,367	2,217
Property, plant and equipment	18	3,377	2,917
Right-of-use assets	19	3,645	3,689
Intangible assets	20	63,318	57,887
Other assets	17	4,695	—
Total Non-Current Assets		98,446	68,420
TOTAL ASSETS		1,171,329	1,084,453
LIABILITIES
Current Liabilities
Trade and other payables	21	597,787	602,493
Lease liabilities	19	1,137	626
Tax liabilities	23	21,515	20,800
Derivative financial instruments	24	6,227	948
Financial liabilities	22	50,455	—
Provisions	25	500	362
Total Current Liabilities		677,621	625,229
Non-Current Liabilities
Deferred tax liabilities	12	1,858	753
Lease liabilities	19	2,863	3,331
Total Non-Current Liabilities		4,721	4,084
TOTAL LIABILITIES		682,342	629,313
EQUITY
Share Capital	13	570	591
Share Premium	13	186,769	173,001
Treasury Shares	13	(200,980)	(99,936)
Capital Reserve	13	33,438	21,575
Other Reserves	13	(20,934)	(9,808)
Retained earnings	13	490,024	369,608
Total Equity Attributable to owners of the Group		488,887	455,031
Non-controlling interest		100	109
TOTAL EQUITY		488,987	455,140
TOTAL EQUITY AND LIABILITIES		1,171,329	1,084,453

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Changes in Equity

Years ended December 31, 2024, 2023 and 2022

(All amounts in thousands of U.S. Dollars)

	Notes	Share Capital	Share Premium	Treasury Shares	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2024		591	173,001	(99,936)	21,575	(9,808)	369,608	455,031	109	455,140
Comprehensive Income for the year
Profit for the year		—	—	—	—	—	120,416	120,416	53	120,469
Exchange difference on translation on foreign operations		—	—	—	—	(11,126)	—	(11,126)	(62)	(11,188)
Total Comprehensive Income for the year		—	—	—	—	(11,126)	120,416	109,290	(9)	109,281
Transactions with Group owners in their capacity as owners
Share-options exercise	13	2	13,768	—	(11,917)	—	—	1,853	—	1,853
Share-based payments net of forfeitures	9	—	—	—	23,780	—	—	23,780	—	23,780
Repurchase of shares	13	(23)	—	(101,044)	—	—	—	(101,067)	—	(101,067)
Transactions with Group owners in their capacity as owners		(21)	13,768	(101,044)	11,863	—	—	(75,434)	—	(75,434)
Balance as of December 31st, 2024		570	186,769	(200,980)	33,438	(20,934)	490,024	488,887	100	488,987
Balance as of January 1st, 2023		592	166,328	(2,021)	16,185	(1,448)	219,993	399,629	(9)	399,620
Comprehensive Income for the year
Profit for the year		—	—	—	—	—	148,964	148,964	122	149,086
Exchange difference on translation on foreign operations		—	—	—	—	(8,360)	651	(7,709)	(4)	(7,713)
Total Comprehensive Income for the year		—	—	—	—	(8,360)	149,615	141,255	118	141,373
Transactions with Group owners in their capacity as owners
Share-options exercise	13	—	5,051	—	(4,898)	—	—	153	—	153
Warrant Exercise	9	13	1,622	—	(1,634)	—	—	1	—	1
Share-based payments net of forfeitures	9	—	—	—	11,922	—	—	11,922	—	11,922
Repurchase of shares	13	(14)	—	(97,915)	—	—	—	(97,929)	—	(97,929)
Transactions with Group owners in their capacity as owners		(1)	6,673	(97,915)	5,390	—	—	(85,853)	—	(85,853)
Balance as of December 31st, 2023		591	173,001	(99,936)	21,575	(9,808)	369,608	455,031	109	455,140
Balance as of January 1st, 2022		590	157,151	—	12,741	(30)	109,867	280,319	(18)	280,301
Comprehensive Income for the year
Profit for the year		—	—	—	—	—	108,683	108,683	14	108,697
Exchange difference on translation on foreign operations		—	—	—	—	(1,418)	1,443	25	(5)	20
Total Comprehensive Income for the year		—	—	—	—	(1,418)	110,126	108,708	9	108,717
Transactions with Group owners in their capacity as owners
Share-options exercise	13	2	9,177	—	(5,240)	—	—	3,939	—	3,939
Forfeitures of share-based payment	9	—	—	—	(896)	—	—	(896)	—	(896)
Share-based payments	9	—	—	—	9,580	—	—	9,580	—	9,580
Repurchase of shares	13	—	—	(2,021)	—	—	—	(2,021)	—	(2,021)
Transactions with Group owners in their capacity as owners		2	9,177	(2,021)	3,444	—	—	10,602	—	10,602
Balance as of December 31st, 2022		592	166,328	(2,021)	16,185	(1,448)	219,993	399,629	(9)	399,620

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Cash Flows

Years ended December 31, 2024, 2023 and 2022

(All amounts in thousands of U.S. Dollars)

	Notes	2024	2023	2022
Cash flows from operating activities
Profit before income tax		151,019	178,514	120,283
Adjustments:
Interest income from financial instruments	11	(28,266)	(49,588)	(18,114)
Interest charges for lease liabilities	11	501	578	177
Other interests charges		3,758	5,623	3,851
Finance expense related to derivative financial instruments		19,462	28,013	17,074
Amortization of Intangible assets	10	15,511	10,816	6,891
Depreciation and disposals of Property, plant and equipment and right-of-use	10	1,884	1,409	1,256
Revenue reduction related to prepaid assets		—	—	567
Share-based payment expense, net of forfeitures	9	23,780	11,922	8,684
Net exchange differences		24,787	82,620	1,877
Fair value loss/(gain) on financial assets at FVPL	11	(37,416)	(78,640)	36
Other operating gain		4,736	—	—
Net Impairment loss/(gain) on financial assets	16	440	318	(42)
Inflation adjustment and other financial results		(17,063)	9,041	—
		163,133	200,626	142,540
Changes in working capital
Increase in Trade and other receivables	16	(162,645)	(123,246)	(49,438)
Decrease / (Increase) in Other assets	17	5,427	45,007	(56,015)
Increase / (Decrease) in Trade and Other payables	21	(6,957)	194,619	130,714
Increase / (Decrease) in Tax Liabilities	23	(3,184)	(10,967)	(4,245)
Increase / (Decrease) in Provisions	25	138	(1,111)	(237)
Cash (used) / generated from operating activities		(4,088)	304,928	163,319
Income tax paid		(28,696)	(11,475)	(8,868)
Net cash (used) / generated from operating activities		(32,784)	293,453	154,451
Cash flows from investing activities
Acquisitions of Property, plant and equipment	18	(1,705)	(965)	(987)
Additions of Intangible assets	20	(20,942)	(17,260)	(11,365)
Acquisitions of financial asset at FVPL		(121,468)	(117,517)	—
Collections of financial assets at FVPL		108,097	1,487	(327)
Interest collected from financial instruments		28,266	49,588	17,649
Contingent Consideration Liability Paid		—	—	(665)
Payments for investments in other assets at FVPL	17	(10,000)	—	—
Net cash (used in) / generated investing activities		(17,752)	(84,667)	4,305
Cash flows from financing activities
Repurchase of shares	13	(101,067)	(97,929)	(2,021)
Share-options exercise paid	13	1,853	153	3,939
Net proceeds from financial liabilities	22	50,428	—	14,782
Repayment of borrowings		—	—	(19,967)
Interest payments on financial liabilities		(2,281)	—	(1,600)
Interest payments on lease liability		(501)	(578)	(177)
Principal payments on lease liability		(552)	(1,103)	(386)
Finance expense paid related to derivative financial instruments		(15,017)	(28,443)	(19,646)
Other finance expense paid		(1,450)	(5,971)	(2,251)
Net cash used in financing activities		(68,587)	(133,871)	(27,327)
Net increase in cash flow		(119,123)	74,915	131,429
Cash and cash equivalents at the beginning of the year		536,160	468,092	336,197
Effects of exchange rate changes on inflation and cash and cash equivalents		8,135	(6,847)	466
Cash and cash equivalents at the end of the year		425,172	536,160	468,092

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Notes to the Consolidated Financial Statements

At December 31, 2024

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1.
General information and Significant Events of the year

1.1 General information

DLocal Limited (“dLocal” or the “Company”) was established on October 5, 2016, as a limited liability holding company in Malta (together with its subsidiaries as the “Group”.) On April 14, 2021, the Group was reorganized under dLocal and domiciled and incorporated in the Cayman Islands. The Company holds a controlling financial interest in the Group.

The Group processes payment transactions, enabling merchants generally located in developed economies (mainly United States, Europe and China) to receive payments (“pay-ins”) from customers in emerging markets and to facilitate payments (“pay-outs”) to customers in emerging markets. As of the date these Consolidated Financial Statements were issued, the Group continued to focus on its geographic expansion, increasing the total number of in-network countries.

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

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and operates and may be licensed, as applicable, in many countries in emerging markets, primarily in the Americas, Asia and Africa. In December 2024, the Group achieved a significant advancement by obtaining a license in the United Kingdom as an Authorized Payment Institution (API), further enhancing its global regulatory framework.

In addition, the Group is subject to laws aimed at preventing money laundering, corruption, and the financing of terrorism. This regulatory landscape is constantly evolving, as evidenced by the implementation of the Fifth Anti-Money Laundering Directive (Directive (EU) 2018/843, “MLD5”) and the proposed amendments to the Fourth Anti-Money Laundering Directive (MLD4).

These Consolidated Financial Statements as of December 31, 2024, were approved by dLocal’s Board of Directors on April 24, 2025.

2.
Presentation and preparation of the Consolidated Financial Statements and material accounting policies

2.1. Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”) applicable to companies reporting under IFRS, and comply with IFRS as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in thousands of U.S. Dollars, except for share data or as otherwise indicated, which is the functional currency of DLocal Limited.

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

2.2. Basis of consolidation

The consolidated financial statements comprise the consolidated financial position of the Group as of December 31, 2024 and 2023 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2024, 2023 and 2022.

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

iii) Argentina operations

The Group operates in Argentina, which has been classified as a hyperinflationary economy in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies. This determination is based on cumulative inflation exceeding 100% over the last three years and other qualitative factors.

As required by IAS 29, the financial statements of the Group’s operations in Argentina have been adjusted to reflect the effects of inflation. Non-monetary items in the Statement of Financial Position were restated using a general price index from their date of initial recognition to December 31, 2024. The price index for 2024 was 1.4 (3.1 and 1.9 for 2023 and 2022, respectively), as published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) and the National Institute of Statistics.

Inflation adjustments were also applied to items in the Statement of Comprehensive Income, which were restated to reflect the current unit of measurement as of the reporting date. After these adjustments, the results of operations were translated into U.S. Dollars at the closing exchange rate for the reporting period.

This approach ensures compliance with IAS 29 and provides a more accurate reflection of the Group’s financial position and performance in Argentina under hyperinflationary conditions.

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

Cash equivalents are measured at amortized cost and/or fair value through profit or loss depending on its nature (refer to note 31), and are presented within current asserts due to their short-term maturity.

2.5. Financial instruments - initial recognition and subsequent measurement

i) Financial assets

Initial recognition and measurement

Financial assets are initially recognized at fair value and subsequently held at amortized cost, fair value through other comprehensive income (“OCI”), or fair value through profit or loss (“FVPL”).

Upon initial recognition, financial assets are classified depending on the asset’s contractual cash flow characteristics and the Group’s business model for managing such cash flows. The Group initially measures a financial asset at its fair value, or if a financial asset will not be held at fair value through profit or loss, fair value plus directly attributable transaction costs. Except for trade receivables that do not contain a significant financing component, or financial assets where the Group has applied IFRS 15’s practical expedient, financial assets are generally recognized at fair value plus directly attributable transaction costs and are held at amortized cost. Trade receivables that do not contain a significant financing component or for which the Group has applied IFRS 15’s practical expedient are measured at the transaction price stemming from the customer contract as required by IFRS 15, Revenue from Contracts with Customers.

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

The Group’s business model determines whether financial assets are managed to collect the asset’s contractual cash flows, to be sold, or both. In cases where the Group intends to collect a financial asset’s contractual cash flows, the asset will be recognized and measured, initially and subsequently, at amortized cost. If a financial asset’s cash flows are held with the objective of collecting the contractual cash flows and/or selling the asset, then the financial asset is initially and subsequently recognized at fair value through OCI.

Financial assets as of December 31, 2024 and 2023 include cash and cash equivalents, other assets, trade and other receivables, derivative financial instruments and investments in quoted and unquoted debt securities.

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

The Group’s financial assets at amortized cost for 2024 and 2023 include cash and cash equivalents, other assets, and trade and other receivables which correspond to uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed.

Financial assets at fair value through profit or loss

Financial assets held at fair value through profit or loss are initially and subsequently measured at fair value, with gains or losses recognized in profit or loss. This category of financial assets includes debt investments, such as treasury bonds held for trading, debt securities that do not qualify for measurement at amortized cost or fair value through other comprehensive income, and debt investments for which the Company has not elected to recognize remeasurement gains and losses through OCI.

The Group’s financial assets at fair value through profit or loss as of December 31, 2024 and 2023 include derivative financial instruments, investment in quoted debt securities and treasury bonds.

Financial assets at fair value through OCI

The Group did not hold any financial assets within this category as of December 31, 2024 or 2023.

Financial assets designated at fair value through OCI (debt instruments)

The Group did not hold any financial assets within this category as of December 31, 2024 or 2023.

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

When the Group transfers its rights to receive a financial asset’s cash flows but does not transfer or retain substantially all the risks and benefits, the financial asset is recognized to the extent of the Group’s continuing involvement. In such cases, the Group also recognizes an associated liability. In such cases, the transferred financial asset and associated liability is measured in a manner that reflects the Group’s retained rights and obligations. No financial assets and liabilities meeting these conditions were recognized as of December 31, 2024 or 2023.

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

The Group’s financial liabilities as of December 31, 2024 and 2023 include trade and other payables, lease liabilities, derivative financial instruments, contingent consideration liability, borrowings and bank overdraft.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities held at fair value through profit or loss include financial liabilities that are held-for-trading or designated to be held at fair value through profit or loss when initially recognized. Financial liabilities are classified as held-for-trading if incurred solely in connection with a near term repurchase of a financial asset that has been sold, including derivative financial instruments that are not designated as hedging instruments in hedge relationships.

Gains and losses on held-for-trading liabilities are recognized in the statement of comprehensive income.

The Group’s financial liabilities at fair value through profit or loss as of December 31, 2024 and 2023 include derivative financial instruments.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, when it is probable that future economic benefits associated with these costs will be realized by dLocal and such benefits can be reliably measured. All other repair and maintenance expense are charged to the statement of comprehensive income during the year in which they are incurred.

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

2.11. Share-based payments and warrants contracts

2.11.1. Share-based payments

Certain key employees have been awarded share-based compensation (“Participants”) pursuant to the "DLocal Limited amended and restated 2020 Global Share Incentive Plan" discussed in Note 1.2, which consists of the “Share Option Award Agreements”, “Restricted Stock Unit Agreements” and “Performance Share Unit Agreements” (together referred to as the “Agreements”. For all plans, management commits to grant shares of dLocal to the defined participants.

Under these Agreements, certain employees and members of dLocal’s executive management team were granted share options, restricted stock units (“RSU”) or ordinary shares that are subject to service-based vesting conditions. PSUs vest in a manner similar to the service conditions of the RSUs, however, vesting is also contingent upon achievement of performance targets (non-market performance conditions) as determined by the Board. The holders of the Options, RSUs or PSUs shall have no right to vote or right to receive dividends or any other rights as a shareholder of the Company in respect of any Shares purchasable upon the exercise of any part of an Option, RSU or PSU nor shall they be deemed to be a class of shareholders or creditors of the Company, until the Participant exercises the Option.

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

When the shares are vested, the Group transfers the corresponding number of shares to the participant. The shares received by the participants, net of any directly attributable transaction costs (including withholding taxes) are credited directly to equity.

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

On November 15, 2023, the warrant holder exercised its net issuance right, resulting in the net issuance of 6,334,134 shares at a Fair Market Value of $18.098 per share. The Fair Market Value was calculated based on the average price over the five business days preceding the exercise date.

As of December 31, 2024, a total of 8,672,500 warrants remained outstanding, all with an average exercise price of $0.57 per share. These warrants are fully vested and exercisable. No warrants expired during the reporting period.

All outstanding warrants will expire on January 1, 2026.

2.12. Leases and right of use assets

IFRS 16, Leases, applies to all leases with the exception of licenses of intellectual property rights held by licensing agreements within the scope of IAS 38, Intangible Assets and service concession arrangements.

When the Group is the lessee, it is required to recognize both:

•
A lease liability, measured at the present value of remaining cash flows on the lease; and
•
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

The net present value of lease liabilities generally includes the following:

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

•
Future lease payments arising from a change in an index or rate;
•
The Group’s estimate of the amount expected to be payable under a residual value guarantee; or
•
The Group’s assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in the Statement of Comprehensive Income if the carrying amount of the ROU asset has been reduced to nil. On the balance sheet, the ROU assets are included within property, plant and equipment and the lease liabilities are in separate lines.

Short-term Leases

The Group applies the recognition exemption in IFRS 16 for leases with a term not exceeding 12 months. For these leases, the lease payments are recognized as an expense on a straight line basis over the lease term unless another systematic basis is more appropriate.

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

The Group does not have any restrictions or covenants imposed by the lessor on its property leases which restrict its businesses.

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

The Group presents common shares it has repurchased as its own shares, which are initially recognized as the cost to repurchase such shares and presented as a reduction from shareholders’ equity.

2.14. Treasury shares

The Group has adopted a voluntary change in the accounting policy regarding the classification of treasury shares to better reflect the Group’s equity structure. Previously, treasury shares were recognized under the share premium in the equity. As part of the new policy, and in connection with the repurchase of shares mentioned in Note 13.c, the Group has decided to classify treasury shares separately in the equity position.

Treasury shares are recorded at cost, which includes the purchase price and any directly attributable costs of acquisition. The cost of treasury shares is presented as a deduction from equity, specifically within the “Treasury Shares” reserve. No gain or loss is recognized in the income statement on the purchase, sale, issue, or cancellation of the company’s own equity instrument.

2.15. Revenue

dLocal provides payment processing services to merchants as follows:

•
dLocal specializes in local payments so that merchants can reach consumers located in emerging markets. On a recurring basis, merchants and their customers are exchanging goods and services while dLocal provides the payment solution to that relationship. dLocal does not have any obligation to provide such goods or services between the merchant and its customer but is responsible for processing payments through its platform;
•
dLocal only processes the payment through its platform when a complete authorization request was made by the merchant. The authorization request is made by transmitting the authorization data of the transaction to dLocal;
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

dLocal’s service offering comprises a single performance obligation to complete payments via its platform for merchants and their customers. dLocal does not engage with or provide services to its merchants end-users.

Revenues from contracts with customers are recognized as control of services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services in the ordinary course of the Group’s activities.

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
•
Pay-outs: are transactions where dLocal collects money from merchants in the countries and currencies of preference and then disburses money in local currency in emerging markets countries according to the merchants’ instructions. Revenue for this type of transaction is recognized upon completing the pay-out of an authorized transaction in local currency. This type of revenue is recognized at a point in time.

dLocal’s contracts with merchants are usually open-ended and can be terminated by either party without a termination penalty after the notice period has lapsed. dLocal’s contracts are, therefore, defined at the transaction level and do not extend beyond the service already provided.

Revenue from contracts with merchants comprises:

Transaction revenues

The Group recognizes fees charged to merchants as transaction revenue and fees incurred in processing payments as cost of services. Fees earned from merchants are presented as gross revenue due to the following considerations which indicate that the Group controls the payment processing services and acts as the principal:

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
•
In cross-border transactions, the Group or the merchants may bear foreign exchange risk depending on each agreement. The foreign exchange fees charged to merchants are based on a fixed fee per transaction or fixed percentage of the transaction value. When the Group bears the foreign exchange risk, it runs from the time the transaction in local currency is authorized until the Group converts the money to foreign currency (USD or EUR for pay-ins) and from the time the Group receives the money from the merchant until the Group converts the money to local currency (for pay-outs);
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

Transaction revenues are comprised of:

•
Processing fees: based on a percentage or fixed fee per approved transaction;
•
Installment and advances fees: corresponds to fees applied to those transactions created with installments, which can be applied to the merchant or to the end users and fees associated with advances granted to the merchant;
•
Foreign Exchange Fees: in cross-border transactions, a spread is applied to the exchange rate used for the currency conversion and can be based on a percentage or fixed fee;
•
Other transactional fees: mainly correspond to fees charged for each chargeback and refund dLocal has to manage and dispute and other transactional fees.

Other revenues

Other revenues are comprised of initial setup fees, minimum monthly fees, maintenance fees and transfer fees the Group is entitled to from its merchant customers. Other revenues are recognized at a point in time when the performance obligation is satisfied.

2.16. New standards and interpretations

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. A number of new or amended standards became applicable for the current reporting period. The Group did not change its accounting policies or make retrospective adjustments as a result of new accounting standards made applicable on January 1, 2024.

New accounting pronouncements

Certain new accounting standards and amendments to accounting standards have been published that are not yet effective for December 31, 2024, reporting periods and have not been early adopted by the Group. The group assessment of the impact of these new standards and amendments is evidenced below:

•
Amendment to IAS 21 - Lack of Exchangeability (effective for annual periods beginning on or after 1 January 2025)

In August 2023, the IASB amended IAS 21 to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. Although the Group operates in certain countries for which lack of exchangeability would be observed, it does not expect this amendment to have a material impact on its operations or financial statements.

•
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after 1 January 2026

On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

•
clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•
clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•
add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•
update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The Group does not expect these amendments to have a material impact on its operations or financial statements.

•
IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after 1 January 2027)

IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, particularly those related to the statement of financial performance and providing management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

•
Although the adoption of IFRS 18 will have no impact on the group’s net profit, the group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the group has performed, the following items might potentially impact operating profit:

o
Foreign exchange differences currently aggregated in the line item ‘other income and other gains/(losses) net’ in operating profit might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit.

o
IFRS 18 has specific requirements on the category in which derivative gains or losses are recognized – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the group currently recognizes some gains or losses in operating profit and others in finance costs, there might be a change to where these gains or losses are recognized, and the group is currently evaluating the need for change.

•
The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.

•
The group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:

o
management-defined performance measures; and

o
for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.

•
From a cash flow statement perspective, there will be changes to how interest received, and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, as well as the starting point of the indirect method.

The group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.

•
IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after 1 January 2027)

Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The Group does not expect this standard to have an impact on its operations or financial statements.

3.
Accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the group’s accounting policies.

This note provides an overview of the areas that involve a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

3.1. Provisions

Where applicable, the Group recognizes a provision for contingent claims related to civil matters and potential labor matters. Such provisions include an assessment of the probability that a past event has given rise to a present obligation, as well as an analysis of labor lawsuits and claims, including available evidence and jurisprudence, the hierarchy of laws and recent court decisions. The Group applies its professional judgment while considering the opinion of its legal advisors.

Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, inspection findings and additional exposures identified based on new issues or court decisions.

3.2. Share-based payment transactions

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. The estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of share option or appreciation right.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of certain conditions could change in the near term due to one or more future confirming events. Situations or sets of circumstances existing at the date of these consolidated financial statements, which management considered in formulating its estimates, may be subject to revisions based on new information or evolving conditions. For more information, see Note 29.

4. Consolidation of subsidiaries

dLocal Limited is the Group parent and acts as a holding company for all subsidiaries. dLocal main activity is the processing of cross-border and local payments, enabling international merchants to access end customers in emerging markets. Its principal sources of revenue include dividends from subsidiaries and profit-sharing payments from subsidiary partnerships.

The Consolidated Financial Statements of the Group include the following subsidiaries, each of which serves different vertical and/or provides a specific service according to the needs of the Group:

			Ownership interest held by the group		Ownership interest held by non-controlling interests
Entity name	Country of incorporation	Principal activities	2024	2023	2024	2023
Dlocal Group Limited	Malta	Holding Company	100%	100%	—	—
Dlocal Limited	Malta	Payments provider	99.999%	99.999%	0.001%	0.001%
Dlocal Markets Limited	Malta	Holding Company	100%	100%	—	—
Dlocal Hold Ops Limited	Cayman Islands	Holding Company	100%	100%	—	—
Dlocal LLP (1)	United Kingdom	Payments provider	100%	99.999%	—	0.001%
Dlocal Corp LLP (1)	United Kingdom	Payments provider	100%	99.999%	—	0.001%
Dlocal OpCo UK LTD	United Kingdom	Payments & Service provider	100%	100%	—	—
Dlocal Technologies S.A.	Uruguay	Service provider	100%	100%	—	—
Dlocal Uruguay S.A.	Uruguay	Collection entity	100%	100%	—	—
Dlocal PTE Limited	Singapore	Holding Company & Service provider	100%	100%	—	—
Dlocal Argentina S.A.	Argentina	Collection entity & Service provider	100%	100%	—	—
Demerge Arg. S.A.	Argentina	Service provider	100%	100%	—	—
Dlocal Services Arg S.A.	Argentina	Collection entity	100%	100%	—	—
Demerge Services Arg S.A.	Argentina	Collection entity	100%	100%	—	—
DLocal Bangladesh Limited	Bangladesh	Collection entity	100%	100%	—	—
Demerge Bolivia S.R.L.	Bolivia	Collection entity	100%	100%	—	—
Dlocal Brasil Holding Financeira	Brazil	Holding Company	100%	100%	—	—
Dlocal Brasil Instituição de Pagamento S.A.	Brazil	Collection entity	100%	100%	—	—
Demerge Brasil Facilitadora de Pagamentos Ltda.	Brazil	Collection entity	100%	100%	—	—
Webpay Brasil Pagamentos Ltda.	Brazil	Collection entity	100%	100%	—	—
Demerge Cameroun SARL	Cameroon	Collection entity	100%	100%	—	—
Dlocal Chile SPA	Chile	Collection entity	100%	100%	—	—
Demerge Chile SPA	Chile	Collection entity	100%	100%	—	—
Pagos y Servicios Limitada (1)	Chile	Collection entity	100%	99%	—	1%
FCA Chile 2 Spa	Chile	Collection entity	100%	100%	—	—
Dlocal Colombia S.A.S.	Colombia	Collection entity & Service provider	100%	100%	—	—
Demerge Colombia S.A.S.	Colombia	Collection entity	100%	100%	—	—
Kupa Colombia S.A.S.	Colombia	Collection entity	100%	100%	—	—
Dlocal Costa Rica SRL	Costa Rica	Collection entity	100%	100%	—	—
Demerege Ecuador S.A.	Ecuador	Collection entity	100%	100%	—	—
Dlocal Egypt LLC	Egypt	Collection entity	100%	100%	—	—
Dlocal El Salvador S.A de C.V.	El Salvador	Collection entity	100%	100%	—	—
dLocal Ghana Limited Company	Ghana	Collection entity	70%	70%	30%	30%
Demerge Guatemala S.A.	Guatemala	Collection entity	100%	100%	—	—
Dlocal Honduras S.A.	Honduras	Collection entity	100%	100%	—	—
Depansum Solutions Private Limited	India	Collection entity	100%	100%	—	—
Dlocal India Pvt Limited	India	Collection entity	100%	100%	—	—
Guisol Solutions Private Limited	India	Collection entity	100%	100%	—	—
PT Dlocal Solutions Indonesia	Indonesia	Collection entity	100%	100%	—	—
Dlocal Israel Limited	Israel	Service provider	100%	100%	—	—
Dlocal SARL	Ivory Coast	Collection entity	100%	100%	—	—
Demerge Japan Ltd	Japan	Collection entity	100%	100%	—	—
Dlocal Payments Kenya Limited	Kenya	Collection entity	100%	100%	—	—
Depansum Malaysia SDN. BHD.	Malaysia	Collection entity	100%	100%	—	—
Demerge Mexico S.A. de C.V. (1)	Mexico	Collection entity	100%	99.9%	—	0.1%
Dlocal Mexico S.A. de C.V. (1)	Mexico	Collection entity	100%	99.9%	—	0.1%
Dlocal Technologies Mexico S.A. de C.V.	Mexico	Collection entity	100%	100%	—	—
DLocal Morocco SARL AU	Morocco	Collection entity	98.5%	98.5%	1.5%	1.5%
Demerge Nigeria Limited	Nigeria	Collection entity & Service provider	100%	100%	—	—
Dlocal Panama S.A.	Panama	Collection entity	100%	100%	—	—
Dlocal Paraguay S.A.	Paraguay	Collection entity	100%	100%	—	—
Demerge Peru S.A.C.	Peru	Collection entity	100%	100%	—	—
Depansum Perú S.A.C.	Peru	Collection entity	100%	100%	—	—
Dlocal Payments Philippines Incorporated	Philippines	Collection entity	100%	100%	—	—
Demerge República Dominicana SAS (1)	Dominican Republic	Collection entity	100%	99.99%	—	0.01%
Dlocal Rwanda Ltd.	Rwanda	Collection entity	100%	100%	—	—
Depansum PTY Limited	South Africa	Collection entity	100%	100%	—	—
DLP South Africa PTY Ltd.	South Africa	Collection entity	100%	100%	—	—
Dlocal Tanzania LTD	Tanzania	Collection entity	100%	100%	—	—

Demerge (Thailand) Co. LTD (3)	Thailand	Collection entity	49%	49%	51%	51%
Dlocal Uganda LTD	Uganda	Collection entity	100%	100%	—	—
Dlocal Payment Services L.L.C.	United Arab Emirates	Collection entity	100%	100%	—	—
Dlocal US LLC	United States of America	Service provider	100%	100%	—	—
Dlocal Holding Uruguay S.A.	Uruguay	Holding Company	100%	100%	—	—
Demerge Uruguay S.A.	Uruguay	Service provider	100%	100%	—	—
Dlocal Services Uruguay S.A.	Uruguay	Collection entity	100%	100%	—	—
Dlocal Vietnam Company Limited	Vietnam	Collection entity	100%	100%	—	—
Depansum Arg S.A.	Argentina	Collection entity	100%	100%	—	—
Demerge España SL	Spain	Service provider	100%	100%	—	—
Demerge Senegal SAURL	Senegal	Collection entity	100%	100%	—	—
PT Dlocal Services Gateway	Indonesia	Collection entity	100%	100%	—	—
PT Dlocal Payment Solutions	Indonesia	Collection entity	85%	85%	15%	15%
Depansum Limited	Kenya	Collection entity	99%	99%	1%	1%
Dlocal Developments Arg S.A.	Argentina	Finance entity	100%	100%	—	—
Dlocal Payments Private Limited	India	Collection entity	100%	100%	—	—
Zubisokan Nigeria Limited	Nigeria	Collection entity	100%	100%	—	—
Kupa IMTO Nigeria Limited	Nigeria	Collection entity	100%	100%	—	—
Dlocal Arabia Financial Technology Company	Saudi Arabia	Collection entity	100%	100%	—	—
Dlocal Opco Ireland Ltd	Ireland	Payments provider	100%	100%	—	—
Dlocal Solutions Private Limited	India	Collection entity	100%	100%	—	—
Dlocal Nicaragua S.A. (2)	Nicaragua	Collection entity	100%	—	—	—
Dlocal Malaysia Sdn. Bhd. (2)	Malaysia	Collection entity	100%	—	—	—
CRI Demerge Costa Rica SRL (2)	Costa Rica	Collection entity	100%	—	—	—
Demerge Singapore PTE Ltd (2)	Singapore	Collection entity	100%	—	—	—
Olmerix S.A. (2)	Uruguay	Finance entity	100%	—	—	—
Shanghai Demerge Consulting Co. Ltd (2)	China	Service provider	100%	—	—	—
Dlocal Pakistan (Private) Limited (2)	Pakistan	Collection entity	100%	—	—	—
Dlocal Solutions Inc (2)	Philippines	Collection entity	99.99999%	—	0.00001%	—
dLocal (DIFC) Limited (2)	United Arab Emirates	Collection entity	100%	—	—	—

(1) The Group has assessed and concluded that the changes in non-controlling interest for certain subsidiaries during 2024 do not constitute a business combination according to IFRS 3.

(2) New subsidiaries incorporated or acquired during 2024, under which the Group controls, according to IFRS 10. The Group has determined that the acquisition or incorporation of these subsidiaries during 2024 do not constitute a business combination according to IFRS 3.

(3) Although dLocal is the owner of 49% of Demerge (Thailand) Co. LTD, the Group controls its operations and has de facto control according to the guidelines in IFRS 10.

5.
Segment reporting

The Group operates as a single operating segment, “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”) which is the group’s executive team represented by executive officers and directors. The Group has determined that its Executive Team is the chief operating decision maker as they determine the allocation of resources and assess performance.

The Executive Team evaluates the Group’s financial information and resources, and assesses the financial performance of these resources based on consolidated Revenue, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the applicable reporting period before depreciation of PP&E, amortization of right-of-use assets and intangible assets. It also excludes adjustments applied to subsidiaries operating hyperinflationary environments, other operating losses, impairment gain/loss on financial assets, other non-recurring costs and share-based payment non-cash charges. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by Revenue.

The Group reconciles its Adjusted EBITDA and Adjusted EBITDA Margin to profit for the year as presented in the Consolidated Statement of Comprehensive Income as follows:

	Note	December 31, 2024	December 31, 2023	December 31, 2022
Profit for the year (i)		120,469	149,086	108,697
Income tax expense	12	30,550	29,428	11,586
Inflation adjustment	11	6,655	12,537	1,037
Finance income	11	(66,875)	(128,228)	(18,078)
Finance costs	11	49,701	116,834	24,668
Other operating loss		5,257	—	697
Impairment (gain) / loss on financial assets (ii)	16, 17	440	(3,136)	5,534
Depreciation and amortization	10	17,177	12,225	8,147
Secondary offering expenses (iii)		—	—	89
Other non-recurring costs (iv)		1,571	1,663	2,014
Share-based payment non-cash charges, net of forfeitures	13	23,780	11,922	8,684
Adjusted EBITDA		188,725	202,331	153,075

Revenues	6	745,974	650,351	418,925
Adjusted EBITDA		188,725	202,331	153,075
Adjusted EBITDA Margin		25.3%	31.1%	36.5%
Profit Margin		16.1%	22.9%	25.9%

(i)
Includes a net gain related to the effective portion of the change in the spot rate of the hedged foreign currency risk. For further information refer to Note 22 Derivative financial instruments.
(ii)
Related to USD 3.4 million in 2023 corresponds to a recovery on deposits in FTX Trading Ltd. as compared to a provision of USD5.6 million in 2022 for expected loss of amounts on deposit in FTX Trading Ltd.
(iii)
Corresponds to expenses incurred by dLocal in relation to a secondary offering of its shares occurred in 2021.
(iv)
Other non-recurring costs consist of costs not directly associated with our core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2023 and 2024.

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

Disaggregated Revenue by region

The Group derives its revenues from delivering services to international merchants (mainly in the United States, Europe, and China), enabling them to receive payments and facilitate payments in emerging markets. The Group has operations in more than 40 countries, where its merchant customers operate.

The following table presents the Group’s revenue by region based on the country in which the end users of our merchant customers executed their payments. This presentation does not imply that revenue is generated, sourced, or subject to taxation in the respective country. Revenue recognition is based on IFRS principles and reflects the contractual relationships between the Group, its merchants, and its operating companies. For financial reporting purposes, regions are disclosed separately only if payments from/to merchant customers in a given region represented at least 10% of Total Revenues during the preceding four quarters.

	2024	2023	2022
LatAm	562,183	492,681	345,360
Brazil	151,959	158,997	84,025
Argentina	85,454	75,128	77,577
Mexico	149,249	116,835	68,000
Chile	51,166	55,666	52,464
Other countries	124,355	86,055	63,294
Non-LatAm	183,791	157,670	73,565
Nigeria	13,310	83,969	33,805
Egypt	93,951	36,662	6,979
Other countries	76,530	37,039	32,781
Total	745,974	650,351	418,925

During the years ended December 31, 2024, 2023 and 2022, the Group had no revenues from customers domiciled in the Cayman Islands. The Group’s revenues are derived from payment processing services provided to merchants, regardless of the geographic location of their customers. As previously stated, dLocal does not engage with or provide services directly to the end-users of its merchants.

Revenue with large customers

During the year ended December 31, 2024, the Group’s revenue from its top 10 merchants represented 62% of its total revenue (60% and 50% of revenue in the years ended December 31, 2023 and 2022, respectively). In 2024 two merchants (one in 2023 and none in 2022) individually accounted for more than 10% of the Group’s total revenue.

Non-current assets by country

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

The breakdown of revenue from contracts with customers per type of service is as follows:

	2024	2023	2022
Transaction revenues (i)	739,919	637,053	415,444
Other revenues (ii)	6,055	13,298	3,481
Revenues from payment processing	745,974	650,351	418,925
Cost of services	(451,301)	(373,492)	(216,758)
Gross profit	294,673	276,859	202,167

(i)
Transaction revenues consist of processing, foreign exchange, installment, advances granted to merchants, chargebacks, refunds, advances granted to merchants and other transactional fees as described in note 2.15. These fees are recognized as revenue at a point in time when a payment transaction, or its reversal in the case of chargebacks and refunds, has been processed.
(ii)
Other revenues are mainly comprised of minor fees, such as smart defense, issuing, minimum monthly and small transfer fees.
(b)
Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction, or in the case of chargeback and refunds, its reversal, has been processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time during the year ended December 31, 2024, 2023 and 2022.

(c)
Cost of services

Cost of services are comprised of the following:

	2024	2023	2022
Processing costs (i)	427,127	356,295	206,223
Hosting expenses (ii)	7,723	6,235	4,331
Amortization of intangible assets (iii)	13,413	8,710	4,793
Salary and wages (iv)	3,038	2,252	1,411
Total	451,301	373,492	216,758

(i)
Include fees from financial institutions (e.g., banks, local acquirers or payment methods) charged the Group, typically as percentage of the transaction value (but in certain cases, as a fixed fee in the case of pay-outs in relation to payment processing, cash advances, installment payments and merchant advances finance cost). Such fees vary by financial institution and typically depend on the settlement period contracted with such institution, the payment method used and the type of product (e.g., pay-in or a pay-out). These fees also include conversion and expatriation or repatriation costs charged by banks and brokers and the corresponding hedging results. For further details related to the effect of hedging results see Note 22. Derivative financial instruments
(ii)
Expenses related to hosting services for the Group’ s payment platform.
(iii)
Represents the amortization of capitalized internally generated software (i.e., dLocal’ s payment platform). For further detail refer to Note 20: Intangible Assets.
(iv)
Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9: Employee Benefits.
7.
Technology and development expenses

Technology and development expenses consist of the following:

	2024	2023	2022
Salaries and wages (i)	12,626	5,805	2,969
Software licenses (ii)	5,723	3,213	1,294
Infrastructure expenses (iii)	4,871	2,279	1,496
Information and technology security expenses (iv)	336	442	298
Other technology expenses	2,069	911	291
Total	25,625	12,650	6,348

(i)
Consists primarily of full-time equivalents (“FTE”)’ compensation related to product and technology development, excluding capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Consists of software licenses used exclusively by the technology development department for the development of the platform.
(iii)
Represents information technology costs to support the Group’s infrastructure and back-office operations.
(iv)
Represents expenses incurred to monitor the security of our network and platform.
8.
Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expense are comprised of the following:

Sales and marketing expenses	2024	2023	2022
Salaries and wages (i)	18,130	13,344	10,800
Marketing expenses (ii)	3,496	3,776	2,535
Total	21,626	17,120	13,335

General and administrative expenses	2024	2023	2022
Salaries and wages (iii)	54,931	36,727	24,697
Third-party services (iv)	22,600	18,500	12,431
Other operating expenses (v)	23,694	15,341	11,215
Total	101,225	70,568	48,343

(i)
Represents salaries and wages related to FTEs the Group’s Sales and marketing department. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Represents expenses related to trade marketing events, the distribution and production of marketing and advertising campaigns mostly related to public relations expenses, third-party sales commissions, and online performance marketing.
(iii)
Represents salaries and wages related to administrative FTEs. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(iv)
Includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources’ fees.
(v)
Includes office rent and related expenses, amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment, taxes, travel and other expenses.
9.
Employee Benefits

Employee benefits costs were comprised of the following:

	2024	2023	2022
Salaries, wages and contractor fees (i)	84,754	62,900	42,550
Share-based payments (ii)	23,780	11,922	8,684
Total	108,534	74,822	51,234

(i)
Salaries, wages and contractor fees include social security costs and annual bonuses. During the year end December 31, 2024, USD 19,809 of salaries, wages and contract fees were capitalized (USD 16,694 in 2023 and USD 11,357 in 2022).
(ii)
Represents compensation expenses stemming from share-based arrangements settled in the Group’s common shares. For further information refer to Note 2.11: Share-based payments and warrants contracts.
10.
Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	2024	2023	2022
Amortization of intangible assets (Note 20)	15,511	10,816	6,891
Right-of-use asset amortization (Note 19)	421	627	518
Depreciation of Property, plant & equipment (Note 18)	1,245	782	738
Total	17,177	12,225	8,147

For further information related to amortization of intangible assets refer to Note 20: Intangible Assets.

11.
Other results

Other results consist of the following categories:

	2024	2023	2022
Interest Income from Financial Instruments (i)	28,266	49,588	18,114
Fair value gains / (losses) of financial assets at FVPL (i)	38,609	78,640	(36)
Finance income	66,875	128,228	18,078

	2024	2023	2022
Finance expense related to derivative financial instruments (ii)	(19,462)	(28,013)	(18,763)
Other finance expenses (iii)	(29,738)	(88,243)	(5,728)
Interest charges for lease liabilities (iv)	(501)	(578)	(177)
Finance costs	(49,701)	(116,834)	(24,668)
Inflation adjustment (v)	(6,655)	(12,537)	(1,037)
Total	10,519	(1,143)	(7,627)

(i)
Includes financial income and gains resulting from the remeasurement of short-term liquid financial instruments and financial assets measured at fair value through profit and loss. For further detail refer to Note 15: Financial assets at fair value through profit or loss.
(ii)
Represents the rate implicit in derivative financial instruments not designated as hedging instruments. The Group elected to separate the spot element from the forward element of the derivative foreign exchange instruments and designated as a hedging instrument the changes in the fair value of the spot element. Changes in the fair value of the hedging portion of the derivative contract are recognized within Costs of Services while changes in the fair value of the non-designated portion; i.e. the forward element, are presented within Finance Costs. For further information refer to Note 24 Derivative financial instruments.
(iii)
Represents net effects of foreign exchange results in subsidiaries and in an intra-group loan denominated in US Dollars between subsidiaries located in Argentina and Malta, the fair value adjustments of other financial arrangements.
(iv)
Finance costs associated with lease liabilities resulting from the application of IFRS 16 Leases. For further information refer to Note 19: Leases.
(v)
As required by IAS 29, the financial statements of the Group’s Argentina subsidiary was restated to reflect the purchasing power of the hyperinflationary currency. Therefore, a loss on net monetary position was recognized during the year ended December 31, 2024 and 2023.
12.
Income Tax

In October 2021, members of the Organization for Economic Cooperation and Development (OECD) inclusive framework released the statement on a Two-Pillar solution to address the tax challenges arising from the digitalization of the economy. On 23 May 2023, the International Accounting Standards Board (IAS) issued “International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12” which clarify that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements Qualified Domestic Minimum Top-up Taxes. The Group has adopted these amendments. However, these amendments are not yet applicable for the current reporting year, as the Group's consolidated revenue has remained below the €750 million threshold, which is assessed based on the average revenue over the last four reporting periods.

The income tax charge recognized in profit and losses included the following:

Current Income Tax	2024	2023	2022
Current Income Tax on profits for the year	(32,595)	(31,924)	(11,682)
Total Current Income Tax expense	(32,595)	(31,924)	(11,682)

Deferred income tax	2024	2023	2022
Increase/(Decrease) in deferred income tax assets	3,150	1,757	229
(Decrease)/Increase in deferred income tax liabilities	(1,105)	739	(133)
Total Deferred income tax benefit / (expense)	2,045	2,496	96
Income Tax expense	(30,550)	(29,428)	(11,586)

Deferred Tax Assets

The balance comprises temporary differences attributable to:

	2024	2023	2022
Tax Losses	793	233	348
Accrued Liabilities	3,196	773	99
Exchange differences	333	89	—
Other	1,045	1,193	51
Total	5,367	2,288	498

The recognized tax loss carry-forwards have a maximum expiration of 5 years.

Movements:

	Tax losses	Accrued liabilities		Exchange differences	Other	Total
At January 1, 2024	233	773		89	1,193	2,288
(Charged) / Credited to profit & loss	560	2,423	—	244	(148)	3,079
At December 31, 2024	793	3,196		333	1,045	5,367

	Tax losses	Accrued liabilities		Exchange differences	Other	Total
At January 1, 2023	348	99		—	51	498
Credited / (Charged) to profit & loss	(115)	674		89	1,142	1,790
At December 31, 2023	233	773		89	1,193	2,288

Deferred Tax Liabilities

The balance of Deferred Tax Liabilities is comprised of temporary differences attributable to:

	2024	2023	2022
Accrued receivables	795	353	946
Other	1,063	471	206
Total	1,858	824	1,152

Movements:

	Accrued Liabilities	Other	Total
At January 1, 2024	353	471	824
Credited / (charged) to profit & loss	442	592	1,034
At December 31, 2024	795	1,063	1,858

At January 1, 2023	946	206	1,152
Credited / (charged) to profit & loss	(593)	265	(328)
At December 31, 2023	353	471	824

As of December 31, 2024 and 2023, no deferred tax liability has been recognized on investments in the Group subsidiaries. The Group has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and that it is probable there will be no reversal in the foreseeable future in a way that would result in a charge to taxable profit.

Reconciliation of effective tax rate

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to the profits of the consolidated entities. The income tax provision is determined based on the income tax rates in effect in each country where the Group operates. The following is a reconciliation of the income tax expense to the profit (loss) for the year, considering the applicable statutory tax rates in the jurisdictions where the Group has taxable operations. These rates range from 0% in jurisdictions such as the Cayman Islands to 35% in Argentina and Colombia. Other key tax rates include 5% in Malta, 21% in the United States, 25% in Ecuador, Panama, the United Kingdom and Uruguay, 30% in Kenya, Mexico, and Nigeria. In the remaining countries, tax rates range from 10% to 35%.

The Group’s effective Income Tax rate in 2024 was 20.2% (16.5% and 9.6% in the years ended December 31, 2023 and 2022, respectively). For 2024 and 2023, the Group applied for fiscal consolidation in Malta resulting in a domestic rate of 5%. The reconciliation between the effective Income Tax rate and the statutory rate in Malta of 5% in 2024, 2023 and 2022 was as follows:

	2024	2023	2022
Profit before Income Tax	151,019	178,514	120,283
Tax at the domestic rates applicable to profit before income tax in the respective jurisdiction	(7,551)	(8,926)	(6,014)
Permanent differences:
Tax effect of non-taxable income	897	822	555
Effects from entities taxes with different rates	(14,565)	(15,930)	(5,440)
Other permanent differences (1)	(9,331)	(5,394)	(687)
Total	(30,550)	(29,428)	(11,586)

(1) During the year ended December 31, 2024, other permanent differences included non-deductible expenses, the effect of income taxes accrued in subsidiaries (due to higher income tax rates) and the effect of hyperinflation adjustment in Argentinean subsidiaries.

The Company recorded income tax expenses of USD 4,543 related to a claim from the Uruguayan Tax Authority concerning income taxes on foreign activities and transactions under the Free Zone regime held in 2022. Despite having strong arguments for its position, during the last quarter of 2024, the Company chose to settle with local tax authorities to resolve the matter. The Company and its external tax advisors are confident that there is no significant risk related to prior or subsequent periods.

13.
Capital Management
(a)
Share capital and share premium

At the date of these consolidated financial statements, the total authorized share capital of the Group was USD 3,000,000, divided into 1,500,000,000 shares par value USD 0.002 each, of which:

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

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	2024		2023
	Amount	USD	Amount	USD
Issued and Fully Paid Up Shares of USD 0.002 each
Class A Common Shares	151,420,944	302	161,937,473	323
Class B Common Shares	134,054,192	268	134,054,192	268
	285,475,136	570	295,991,665	591
Share Capital evolution
Share Capital as of January 1	295,991,665	591	296,029,870	592
i) Issue of common shares at USD 0.002	1,067,176	2	663,897	—
ii) Warrant exercise (See note 2.11.2)	—	—	6,334,134	13
iii) Repurchase of shares	(11,583,705)	(23)	(7,036,236)	(14)
Share capital as of December 31	285,475,136	570	295,991,665	591

(b) Share Premium

As of December 31, 2024 and 2023, dLocal issued 1,067,176 and 663,897 new Class A Common Shares receiving total proceeds of USD 1,853 and 153, respectively, related to the exercise of share-options.

(c) Treasury Shares

On May 13, 2024, the Board of Directors of Dlocal approved a share buyback program. The Company is authorized, but not obligated to purchase up to $200 million of its Class A common shares from May 15, 2024, to May 31, 2025.

As of December 31, 2024, the Company has repurchased 11,583,705 shares at an average price of USD 8.72 per share, amounting to a total consideration of USD 101,067. The repurchased shares are held as treasury shares and are accounted for at cost.

(d) Capital reserve

The Capital Reserve corresponds to reserves related to share-based payment plans, as described in Note 13: Share-Based Payments and Warrants of the Annual Financial Statements for the year ended December 31, 2024. As of December 31, 2024, the net effect of share-based payments amounts to USD 11,863 comprising USD 23,780 in share-based expenses and USD 11,917 related to the exercise and vesting of share-based plans.

(e) Other Reserves

The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

(f) Earnings per share

The Group calculates basic and diluted earnings per share as discussed in Note 2.13: Equity. The calculations performed to derive basic and diluted EPS during the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Profit attributable to common shareholders (U.S. Dollars)	120,416,000	148,964,000	108,682,969
Weighted average number of common shares	290,014,019	291,982,305	295,623,702
Adjustments for calculation of diluted earnings per share(1)	15,122,271	10,976,123	17,514,944
Weighted average number of common shares for calculating diluted earnings per share	305,136,290	302,958,428	313,138,646
Basic earnings per share	0.42	0.51	0.37
Diluted earnings per share	0.39	0.49	0.35

(1) As of December 31, 2024, reflects to the dilutive effect of i) 8,129,577 average shares related to share-based payment warrants (8,560,918 and 14,865,332, respectively for the years ended December 31, 2023 and December 31, 2022); and ii) 6,992,694 average shares related to share-based payment plans with employees (2,415,205 and 2,649,612, respectively for the years ended December 31, 2023 and December 31, 2022).

14.
Cash and cash equivalents

As of December 31, cash and cash equivalents were as follows:

	2024	2023
Own Balances	189,029	222,808
Merchant Clients Funds	236,143	313,352
Total	425,172	536,160

The Group reported cash on hand, demand deposits and other short-term liquid financial instruments of USD 425,172 as of December 31, 2024, (USD 536,160 on December 31, 2023).

Own Balances represent the Group’s cash and cash equivalents, while Merchant Clients Funds includes freely available funds collected from merchant customers, that can be invested in secure, liquid low-risk assets until transferred to the merchant. As of December 31, 2024, Merchant Clients Funds includes USD 128,725 pending to transfer to Own Balances (USD 59,900 as of December 31, 2023).

15.
Financial assets at fair value
(a)
Classification of financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include the following:

Instrument	Reference		Maturity date	Interest rate (%)	Linked with	2024	2023
Argentina Treasury Bonds	TV24		Apr-24	0.40%	Dollar linked	—	94,667
Argentina Treasury Bonds	TDG24		Aug-24	0%/3.25%	U.S. Dollar/CER index*	—	8,059
Argentina Treasury Bonds	TDE25		Jan-25	0%/3.25%	U.S. Dollar/CER index*	2,149	1,661
Argentina Treasury Bonds	TV25		Mar-25	0.50%	Dollar linked	9,130	—
Argentina Treasury Bonds	TZV25		Jun-25	—	Dollar linked	61,136	—
Argentina Treasury Notes	S31E5	(i)	Jan-25	5.50%	—	29,918	—
Argentina Treasury Notes	S29G5	(i)	Aug-25	3.88%	—	5,875	—
Argentina Treasury Notes	S30J5	(i)	Jun-25	3.90%	—	5,676	—
Argentina Treasury Notes	S31L5	(i)	Jul-25	3.98%	—	583	—
Other Money Market Funds	LFT		Jan-25	Selic + 0.08%	—	14,852	—
						129,319	104,387

*Stabilization Reference Coefficient adjusted by inflation

(i) As of December 31, 2024, the Group held a total of nominal value USD 42,052 as security for the borrowings detailed in Note 22.

(b)
Amounts recognized in profit or loss

Information about the Group’s impact on profit or loss of bonds is discussed in Note 11: Other Results

(c)
Risk exposure and fair value measurements

Information about the Group’s exposure to price risk is discussed in Note 30: Financial risk management.

16.
Trade and Other Receivables

Trade and Other Receivables of the Group are composed of the following:

Current	2024	2023
Trade receivables	457,312	319,921
Loss allowance	(148)	(459)
Trade receivables net	457,164	319,462
Advances and other receivables	39,549	43,912
Total Current Trade and Other Receivables	496,713	363,374

Non current
Advances and other receivables	18,044	—
Total Non Current Trade and Other Receivables	18,044	—

Trade Receivables represent uncollateralized amounts due from acquirers, processors, merchants and preferred suppliers for services performed that will be collected in less than one year. As a result, they are classified as current. No financial assets are past due. All Trade and other receivables have been assigned in “normal” credit risk rating which applies to financial assets for which a significant increase in credit risk has not occurred since initial recognition.

Advances and other receivables include payments made in advance as well as tax credits.

For further information refer to Note 30: Financial risk management - Impairment of financial assets.

Loss allowance and impairment losses

The following table presents the evolution of the Group’s loss allowance:

	2024	2023
As of January 1	(459)	(280)
Decrease/(increase) in loss allowance for trade receivables	(440)	(318)
Write-off	751	139
As of December 31	(148)	(459)
Net impairment (loss) for trade receivables	(440)	(318)

Initial recognition and subsequent measurement the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of debtors over a period of 48 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate was determined at 0.1% for December 31, 2024 (0.2% on December 31, 2023).

17.
Other Assets

Other assets are composed of the following:

Current	2024	2023
Money held in escrow and guarantees due to: (i)	6,966	11,635
-Banks requirements	3,869	3,000
-Processors and others requirements	2,974	5,072
-Credit card requirements	123	3,563
Rental guarantees	220	147
Other financial asset measure as FVPL (ii)(iii)	11,619	—
Total current Other Assets	18,805	11,782
Non Current
Other financial asset measure as FVPL (ii)	4,695	—
Total Non Current Other Assets	4,695	—

(i)
Includes own funds and investments held in escrow and guarantees required by processors, credit cards, and merchants. In 2023, some merchants entered into stand by credit letters with banks that required the Group to maintain certain collaterals in such banks. Amounts held in escrow also include funds held in a pledge account to collateralize overdrafts and pre-settlements agreements with a bank. Finally, it also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.

(ii)
During the year ended December 31, 2024, the Company reclassified USD 6,942 from trade receivables to other assets. These financial assets, which are held at fair value through profit or loss, do not qualify for measurement at amortized cost or fair value through other comprehensive income. The fair value of these selected financial instruments was determined in an unquoted market.

(iii)
In December 2024, dLocal entered into a three-month credit facility agreement with a third party payment services provider as a working capital facility of USD 10,000 at 7% annual interest rate. The total credit facility may increase up to USD 20,000, upon the fulfillment of specific predefined conditions. This agreement encompasses a call option that grants dLocal the right to acquire designated entities or groups of assets from the borrower. The exercisable period for the call option extends from January 1, 2025, to a date that is 10 business days following the repayment of the credit facility. To mitigate credit risk, the borrower has pledged guarantees. As of December 31, 2024, dLocal maintained no potential voting rights or significant influence over the borrower. The loan is classified and measured at fair value through profit or loss (FVPL) in accordance with IFRS 9.

18.
Property, Plant and Equipment

Property, Plant and Equipment of the Group correspond to computer equipment and building improvements that are stated at cost less accumulated depreciation.

	2024			2023
	Computer Equipment	Building improvements	Total	Computer Equipment	Building improvements	Total
Cost	3,775	1,257	5,032	2,810	1,257	4,067
Accumulated depreciation	(1,771)	(344)	(2,115)	(1,115)	(218)	(1,333)
Opening book value, January 1	2,004	913	2,917	1,695	1,039	2,734
Additions	2,779	—	2,779	1,088	—	1,088
Disposals	(1,074)	—	(1,074)	(123)	—	(123)
Depreciation of the year	(1,119)	(126)	(1,245)	(656)	(126)	(782)
Total as of December 31	2,590	787	3,377	2,004	913	2,917
Cost	5,480	1,257	6,737	3,775	1,257	5,032
Accumulated depreciation	(2,890)	(470)	(3,360)	(1,771)	(344)	(2,115)

The Group did not impair Property, Plant and Equipment during 2024 and 2023, nor did it reverse any previously recognized impairment losses. Additionally, the Group did not have commitments to purchase any property, plant and equipment at year end.

For further details on accounting policies refer to Note 2.7: Property, plant and equipment.

19.
Leases

The Group’s lease contracts refer to the use of explicitly defined office facilities in different countries, where it obtains substantially all of the economic benefits and has the right to direct the use of such offices.

(a)
Amounts recognized in the Consolidated Statements of Financial Position

	2024	2023
Right-of-use assets
Offices	3,645	3,689
	3,645	3,689

	2024	2023
Lease liabilities
Current	1,137	626
Non-current	2,863	3,331
	4,000	3,957

During 2024 no new leases were recognized (USD 339 in 2023).

(b)
Amounts recognized in the Consolidated Statements of Comprehensive Income

The Consolidated Statements of Comprehensive Income shows the following amounts relating to leases:

	2024	2023
Amortization of right-of-use assets
Offices	421	627
	421	627
Interest charges for lease liabilities (included within Finance Costs line item)	501	578
Leases expense for short-term leases (included within General and administrative expense line item)	823	457

The principal cash outflow for leases during 2024 was USD 552 (USD 1,103 in 2023).

20.
Intangible Assets

Intangible assets of the Group correspond to acquired software, capitalized expenses related to internally generated software and acquired merchant agreements, and are stated at cost less accumulated amortization.

	2024			2023
At January 1,	Internally generated software	Acquired intangible assets	Total	Internally generated software	Acquired intangible assets	Total
Cost	40,446	39,901	80,347	23,752	39,335	63,087
Accumulated amortization	(16,683)	(5,777)	(22,460)	(7,973)	(3,671)	(11,644)
Opening book value as of January 1	23,763	34,124	57,887	15,779	35,664	51,443
Additions (i)	19,809	1,133	20,942	16,694	566	17,260
Amortization of the year	(13,413)	(2,098)	(15,511)	(8,710)	(2,106)	(10,816)
Total as of December 31	30,159	33,159	63,318	23,763	34,124	57,887
Cost	60,255	41,034	101,289	40,446	39,901	80,347
Accumulated amortization	(30,096)	(7,875)	(37,971)	(16,683)	(5,777)	(22,460)

(i)
The additions of the year include USD 19,809 related to capitalized salaries and wages (USD 16,694 as of December 31, 2023).

At December 31, 2024 and 2023 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test. Refer to Note 2.8: Intangible assets and Note 2.9: Impairment of non-financial assets for further detail related to the Group’s accounting policies related to the accounting for intangible assets.

21.
Trade and Other Payables

Trade and Other Payables are composed of the following:

	2024	2023
Trade Payables	562,749	572,394
Accrued Liabilities	9,895	10,192
Other Payables	25,143	19,907
Total	597,787	602,493

Trade and other payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.

Trade Payables correspond to liabilities owed to Merchants, either related to pay-in transactions processed or payout transactions pending at their request. Accrued Liabilities primarily consist of obligations to legal and tax advisors, as well as auditors. Other Payables include general administrative expenses and other obligations.

22.
Financial Liabilities

Financial liabilities breakdown is as follows:

	2024	2023
Borrowings (i) (ii)	39,768	—
Bank overdraft (iii)	10,687	—
Total Finance Liability (iv)	50,455	—

(i) As of December 31, 2024, dLocal entered into borrowing agreements in Argentinean Pesos (AR$) with a financial institution in Argentina to grant advances to merchants. The amount and interest rate of the borrowing is agreed on a daily basis. The interest expense for the twelve-month year ended December 31, 2024, amounts USD 2,308 thousands. In addition, Argentina Treasury Notes for a nominal value of USD 42,052 were held as security for this borrowing. See note 15 for additional information.

(ii) In December 2024, dLocal Colombia S.A.S, entered into a loan agreement with Citibank Colombia S.A. in a total of COP 14,000,000 (USD 3,177), which matured on March 01, 2025. With total payment, principal and interest due at the maturity date.

(iii) As of December 31, 2024, it is mainly related to an overdraft balance with a financial institution in Uruguayan Pesos (UYU) in Uruguay to fund advances to merchants. This overdraft facility is a short-term liability with an annual interest rate of 11%.

(iv) Financial liabilities are presented net of cash payments, have a high turnover, the amounts are large, and the maturity period is three months or less.

23.
Tax Liabilities

Tax liabilities include the following:

	2024	2023
Income tax payable	19,682	20,280
Other tax liabilities	1,833	520
Income tax perception	843	159
Digital services withholding VAT	990	341
Other Taxes	—	20
Total	21,515	20,800

24.
Derivative financial instruments

The Group’s operations are in various foreign currencies and consequently are exposed to foreign currency risk. As a consequence, the Group uses derivative instruments, delivery and non-delivery currency forward contracts and future contracts, to reduce the volatility of earnings and cash flows, caused by the exchange rate variation in which dLocal is exposed on the conversion of local currency into the settlement currency (usually US dollars). All outstanding derivatives are recognized in the Group’s consolidated balance sheets at fair value and the impacts are recognized on profit or loss, as shown on the tables below.

The Group uses foreign exchange forward contracts to manage some of its transaction exposures. The spot element of foreign exchange forward contracts is designated as hedging instruments in fair value hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months.

Transaction	Type Contract	Notional amount in USD as of December 31, 2024	Outstanding balance as of December 31, 2024 - Derivative financial assets / (liabilities)"	Outstanding notional amount as of December 31, 2023	Outstanding balance as of December 31, 2023 - Derivative financial assets / (liabilities)
Assets
Buy EUR
US Dollar	Futures Contract	—	—	29,114	480
Buy USD
Mexican Peso	Futures Contract	9,780	287	—	—
South African Rand	Futures Contract	13,870	727	—	—
Mexican Peso	Forward	9,899	256	—	—
Moroccan Dirham	Forward	4,482	35	—	—
South African Rand	Forward	26,961	749	—	—
Brazilian Real	Non-delivery forwards	17,682	378
Indian Rupee	Non-delivery forwards	176	1	—	—
Argentine Peso	Non-delivery forwards	—	—	3,400	7
Egyptian Pound	Non-delivery forwards	—	—	20,865	1,479
Sell EUR
US Dollar	Futures Contract	(18,065)	152	—	—
Sell USD
South African Rand	Forward	—	—	(2,345)	12
Argentine Peso	Futures Contract	(1,000)	252	—	—
Brazilian Real	Non-delivery forwards	(7,707)	37	—	—
Peruvian Sol	Non-delivery forwards	—	—	(1,252)	62
Total			2,874		2,040

Liabilities
Buy EUR
Moroccan Dirham	Forward	—	—	1,490	(51)
US Dollar	Forward	3,383	(13)	—	—
US Dollar	Futures Contract	39,223	(547)	—	—
Buy USD
Chilean Peso	Forward	15,979	(29)	—	—
United Arab Emirates Dirham	Forward	133	(0)	—	—
South African Rand	Forward	—	—	8,128	(230)
Saudi Riyal	Forward	6,755	(11)	—	—
Moroccan Dirham	Forward	—	—	6,263	(240)
Uruguayan peso	Forward	5,392	(71)	—	—
Argentine Peso	Futures Contract	1,900	(232)	—	—
Brazilian Reais	Non-delivery forwards	—	—	3,715	(30)
Chilean Peso	Non-delivery forwards	—	—	19,874	(174)
Uruguayan Peso	Non-delivery forwards	—	—	2,552	(48)
Indian Rupee	Non-delivery forwards	—	—	2,397	(7)
Peruvian Sol	Non-delivery forwards	—	—	1,200	(67)
Vietnamese Dong	Non-delivery forwards	6,334	(7)	4,054	(32)
Argentine Peso	Non-delivery forwards	37,200	(4,968)	—	—
Nigerian Naira	Non-delivery forwards	2,000	(33)	—	—
Egyptian Pound	Non-delivery forwards	8,965	(96)	—	—
Sell EUR
Moroccan Dirham	Forward	—	—	(3,274)	(28)
US Dollar	Non-delivery forwards	—	—	(6,323)	(40)
Sell USD
Indian Rupee	Non-delivery forwards	—	—	(950)	(1)
South African Rand	Forward	(6,654)	(104)	—	—
South African Rand	Futures Contract	(6,662)	(116)	—	—
Total			(6,227)		(948)

	2024	2023	2022
Net gain on foreign currency forwards recognized in ‘Costs of Services’ (Note 6)	13,461	17,433	14,559
Net loss on foreign currency forwards recognized in ‘Finance Costs’ (Note 11)	(19,462)	(28,013)	(18,763)

(i) Classification of derivatives

Derivatives are financial instruments entered into only for economic hedging purposes and not contracted as speculative investments. However, where derivatives do not meet the hedge accounting criteria, they are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. The full fair value of hedging derivatives is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, otherwise they are classified as a current asset or liability. Derivatives held for trading are classified as a current asset or liability.

25.
Provisions
(a)
Current or potential proceedings for labor provisions and civil claims

The Group has been associated with civil and labor lawsuits that present potential loss risk. Provisions for losses arising from these lawsuits and potential labor contingencies are recognized when management, based on assessments by the Group’s legal advisors, determines that an outflow of resources is more likely than not required to settle the obligation and that a reliable estimate of the amount can be made.

As of December 31, 2024, the total amount recognized for existing contingencies classified as probable by the Group, as evaluated by its legal advisors, is USD 500 thousands. This amount includes provisions for labor contractor claims and civil claims.

(b)
Movements in provisions

Movements in Labor provisions are set out below:

	2024	2023
Carrying amount as of January 1	362	1,473
Reversal	(92)	(1,150)
Interest charges	11	39
Additions	219	—
Carrying amount as of December 31	500	362

(c) Other legal matters

a)
Class action lawsuits

On February 23 and February 28, 2023, respectively, the Company was named, along with several of its senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on the short-seller report. These matters, Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), or the Zappia and Hunt Actions, allege, among other things, that the registration statement for the Company’s June 2021 initial public offering reflected certain material misstatements or omissions.

On March 3, 2023, plaintiffs in the two actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

On May 12, 2023, plaintiffs in the Zappia and Hunt Actions jointly filed a consolidated amended complaint. On July 11, 2023, the Company filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and the Company filed a reply in further support of its motion to dismiss on September 22, 2023. On February 29, 2024, the court presided over oral argument on the motion. On March 20, 2025, the court issued a decision and order granting the motion and dismissing the complaint as to all moving defendants, including dLocal. On April 18, 2025, the plaintiffs filed a notice of appeal of the decision and order granting the motion to dismiss. The plaintiffs have until October 18, 2025 to “perfect” their appeal by filing their opening appellate brief and the record on appeal.

The Company has also been named, along with several of its senior executives and/or directors, in a putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 10b-5 promulgated thereunder. This lawsuit, captioned Laurenzi v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.) (Laurenzi Action), was initiated on October 6, 2023. On January 4, 2024, the Court appointed a Lead Plaintiff. On March 18, 2024, Lead Plaintiff filed an amended class action complaint. The amended complaint alleges misstatements and omissions in the registration statement for the Company’s June 2021 initial public offering and in various public filings and press releases during the period of June 2, 2021, through June 5, 2023. Pursuant to a schedule agreed upon with Lead Plaintiff’s counsel, the Company filed on April 30, 2024, a letter, as required by court rules, requesting a pre-motion conference regarding an anticipated motion to dismiss the Laurenzi Action in full. Lead Plaintiff responded to that letter on May 14, 2024. On June 10, 2024, the court held the requested preliminary conference and set a schedule for briefing on the Company’s motion to dismiss. The Company served its opening brief on August 9, 2024, Lead Plaintiff served an opposition on October 11, 2024, and the Company served its reply on November 8, 2024. The court has not yet indicated whether it will hear oral argument on the Company’s motion, and no other proceedings are currently ongoing or scheduled.

Due to the preliminary posture of the above-described lawsuits as of the date of issuance of these consolidated financial statements, the Company’s management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies have been recorded for the aforementioned matters. DLocal Limited intends to defend itself vigorously in these actions. As of the date of issuance of the Company’s consolidated financial statements there were no further updates in this regard.

b)
Developments in Argentina

Argentina is subject to extensive foreign exchange regulations. We regularly consult with our legal advisors in Argentina regarding the applicability of these regulations to our operations. Additionally, in 2023, certain administrative and judicial inquiries were initiated concerning our Argentinean subsidiary, dLocal Argentina S.A. These inquiries do not seek penalties at this stage. Based on consultations with our legal advisors, we believe our activities comply with applicable laws and regulations, including foreign exchange and tax regulations. As of the date of this filing, no new developments have emerged in 2024 regarding these matters.

26.
Other contingent assets, liabilities and commitments

As of December 31, 2024 and 2023, the Group had no outstanding contingent assets or liabilities, except for the labor contingencies detailed in Note 25: Provisions.

As of December 31, 2024, the Group had USD 6,966 (USD 11,635 as of December 31, 2023) of its own funds and investments held in escrow and guarantees required by processors, credit cards and merchants, included within the line item “Other assets”.

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

The following table presents the recognized financial instruments that are offset as at December 31, 2024 and 2023:

	Effects of offsetting on the Consolidated
	Statements of Financial Position
		Gross amounts	Net amounts
2024	Gross amounts	set off	presented
Financial assets	USD	USD	USD
Cash and cash equivalents	425,172	—	425,172
Financial assets at FVPL	129,319	—	129,319
Trade and other receivables	504,529	(7,816)	496,713
Derivative financial instruments	2,874	—	2,874
Other assets	18,805	—	18,805
Total	1,080,699	(7,816)	1,072,883
Financial liabilities
Trade and other payables	614,762	(16,975)	597,787
Lease Liabilities	4,000	—	4,000
Derivative financial instruments	6,227	—	6,227
Financial liabilities	50,455	—	50,455
Total	675,444	(16,975)	658,469

		Gross amounts	Net amounts
2023	Gross amounts	set off	presented
Financial assets	USD	USD	USD
Cash and cash equivalents	536,160	—	536,160
Financial assets at FVPL	104,387	—	104,387
Trade and other receivables	385,237	(21,863)	363,374
Derivative financial instruments	2,040	—	2,040
Other assets	11,782	—	11,782
Total	1,039,606	(21,863)	1,017,743
Financial liabilities
Trade and other payables	624,356	(21,863)	602,493
Lease Liabilities	3,957	—	3,957
Derivative financial instruments	948	—	948
Total	629,261	(21,863)	607,398

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

28.
Related parties
(a)
Related Party Transactions

In June 2023, Dlocal Argentina S.A. entered into a loan agreement with Dlocal Group for a total amount of USD 100,000, which currently matures in August 2025. In August 2024, Dlocal Argentina S.A. partially repaid the intra-group loan by transferring approximately USD 69,100 worth of Argentine government bonds, as detailed in note 1.2 (b) and note 16, to the subsidiary in Malta. In October 2024, Dlocal Argentina S.A. made an additional repayment of USD 5,000, reducing the outstanding loan balance. Since both subsidiaries are fully consolidated, the outstanding balances have been eliminated. The primary impact on the consolidated financial statements relates to foreign exchange losses incurred by Dlocal Argentina S.A. For further detail refer to Note 11: Other Results.

Key Management compensation

The Group’s Executive Team and Director compensation was as follows:

	2024	2023	2022
Short-term employee benefits – Salaries and wages	3,529	2,177	1,767
Long-term employee benefits – Share-based payment	16,222	6,822	3,351
	19,751	8,999	5,118

(b)
Transactions with other related parties

The following transactions occurred with related parties:

	2024	2023	2022
Transactions with merchants – Revenues	271	1,494	1,158
Transactions with preferred suppliers (Collection entities) – Costs	(911)	(53)	(621)
Transactions with other related parties – Financial expenses (item (a)) (1)	(22,602)	(81,024)	—

(1) Foreign exchange losses not eliminated on the consolidated financial statements, refer to note 11.

(c)
Outstanding balances arising from transactions with related parties

The following balances are outstanding at the end of the reporting year in relation to transactions with related parties:

	2024	2023
Balances with merchants – trade receivables	—	406
Balances with preferred suppliers (Collection entities) – trade payables	(429)	(19)
Balances with preferred suppliers (Collection entities) – trade receivables	6,853	—

All transactions with related parties were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured and are repayable in cash.

29.
Share-based payment

Set out below are summaries of RSUs, PSUs and stock option for 2024 and 2023:

	2024		2023
	Average		Average
	exercise price	Number of	exercise price	Number of
	(U.S. Dollars)	options and RSUs and PSUs	(U.S. Dollars)	options and RSUs
At the beginning of the year	6.86	6,962,302	8.30	3,534,561
Granted during the year	1.76	2,446,559	5.53	4,340,239
Exercised during the year	0.50	(1,067,176)	2.25	(663,897)
Cancelled during the year	0.00	(4,158)	—	—
Forfeited during the year	13.96	(829,686)	14.06	(248,601)
At the end of the year	5.32	7,507,841	6.86	6,962,302
Vested and exercisable at the end of the year	8.73	1,167,552	7.03	704,006

No options expired during the periods covered in the above table.

As of December 31, 2024, the Group has 180,000 PSUs (2023 - 200,000), 4,546,071 RSUs (2023 - 3,397,042) and 2,781,770 Stock Options (2023 - 3,365,260) outstanding.

As of December 31, 2024, total compensation expense of the plans was USD 23,780 (2023 - USD 11,922).

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

The Group uses certain methodologies to estimate fair value of the options and warrants granted which include the following:

•
Estimation of fair value based on equity transactions with third parties close to the grant date.
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

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility. Further details of these policies are set out below.

(b)
Credit Risk

Credit risk is the risk that a merchant or a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the group’s exposures to third parties, including cash and cash equivalents and financial instruments and from its operating activities, primarily related to trade and other receivables.

The carrying amount of financial assets represents the Group’s maximum credit exposure:

	2024	2023
Cash and Cash Equivalents	425,172	536,160
Financial Assets at Fair Value through Profit or Loss	129,319	104,387
Trade and Other Receivables	496,713	363,374
Derivative Financial Instrument	2,874	2,040
Other Assets	18,805	11,782
	1,072,883	1,017,743

The table below discloses the external credit risk ratings for the Group’s current Trade and Other Receivables, based on the geographical regions in which the Trade and Other Receivables are held:

	2024		2023
Risk rating	Expected loss rate	Amounts	Expected loss rate	Amounts
A	0.02%	24,896	0.05%	42,618
AA	0.01%	935	0.03%	392
AAA	0.00%	14,846	0.00%	7,319
B	0.05%	32,167	0.13%	24,345
BB	0.04%	182,475	0.10%	172,833
BBB	0.03%	161,433	0.08%	89,047
C	0.08%	2,072	0.21%	279
CC	0.07%	64,920	0.18%	11,251
CCC	0.06%	12,969	0.16%	15,290
		496,713		363,374

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

(c)
Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For the Group, market risk may comprise interest rate risk and foreign currency risk and other price risk.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest Rate Risk

Interest rate risk arises from the possibility of the Group incurring losses due to fluctuations in interest rates, and by extension, future cash flows, of a financial instrument. The Group’s cash flows are not exposed to interest rate risk since there are no financial instruments held that are subject to variable interest rates.

Other price risk

The primary goal of the Group’s investment in debt securities is to hold such investments for short and long-term strategic purposes. Certain investments are designated as at FVPL because their performance is actively monitored and they are managed on a fair value basis.

Sensitivity analysis - Other price risk

The Group’s investments in debt securities are mainly listed on the Argentinean Stock Exchange (Bolsas y Mercados Argentinos - BYMA). For the investments classified as FVPL, the impact of a 10% increase in the market price at the reporting date on profit or loss would have been an increase of USD 12,931 after tax. An equal change in the opposite direction would have decreased profit or loss by USD 12,931 after tax.

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

As of December 31, 2024 and 2023 the Group is exposed to foreign currency risk on monetary amounts denominated in a currency other than the functional currency of the respective subsidiaries, which is mainly comprised by cash and cash equivalents, trade receivables and trade payables in the service providers in Latin America, Asia and Africa. The following table presents the top five currencies net balances:

2024			(Gain)/loss
Account	Currency	Amount	% increase	Amount	% decrease	Amount
Total net (assets)/liabilities	Argentine peso	19,213	10%	(1,921)	-10%	1,921
	Brazilian real	34,509	10%	(3,451)	-10%	3,451
	Colombian peso	19,761	10%	(1,976)	-10%	1,976
	Mexican peso	47,423	10%	(4,742)	-10%	4,742
	Nigerian naira	(23,939)	10%	2,394	-10%	(2,394)
	Total	96,967		(9,696)		9,696

2023			(Gain)/loss
Account	Currency	Amount	% increase	Amount	% decrease	Amount
Total net (assets)/liabilities	Mexican peso	39,825	10%	(3,983)	-10%	3,983
	Brazilian real	29,145	10%	(2,915)	-10%	2,915
	Argentine peso	12,769	10%	(1,276)	-10%	1,276
	Saudi riyal	10,966	10%	(1,097)	-10%	1,097
	South African rand	9,107	10%	(911)	-10%	911
	Total	101,813		(10,182)		10,182

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

Contractual maturities of financial liabilities 31 December, 2024	Less than 6 months	6-12 months	Between 1 and 2 years	More than 2 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade and other payables	597,787	—	—	—	597,787	597,787
Financial Liabilities	50,455	—	—	—	50,455	50,455
Leases liabilities	408	410	825	3,033	4,676	4,000
Total non-derivatives	648,650	410	825	3,033	652,918	652,242
Derivatives
Derivative financial instruments	6,227	—	—	—	6,227	6,227
Total derivatives	6,227	—	—	—	6,227	6,227

Contractual maturities of financial liabilities 31 December, 2023	Less than 6 months	6-12 months	Between 1 and 2 years	More than 2 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade and other payables	602,493	—	—	—	602,493	602,493
Leases liabilities	217	409	584	3,017	4,227	3,957
Total non-derivatives	602,710	409	584	3,017	606,720	606,450
Derivatives
Derivative financial instruments	948	—	—	—	948	948
Total derivatives	948	—	—	—	948	948
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

The Group monitors capital using Net Cash/Debt. Net Cash is composed as follow:

	2024	2023
Cash and cash equivalents	425,172	536,160
Financial assets at fair value through profit or loss	129,319	102,677
Financial liabilities	(50,455)	—
Lease liabilities	(4,000)	(3,957)
Net Derivative financial instrument	(3,353)	(948)
Net cash	496,683	633,932
Cash and liquid investments	554,491	638,837
Gross debt	(57,808)	(4,905)
Net cash	496,683	633,932

Additionally, as part of the requirements for maintaining its financial institution license, DLocal Limited, the Group’s licensee subsidiary, is subject to a minimum capital requirement. As of December 31, 2024 and 2023, such capital requirements were fulfilled.

31.
Fair value hierarchy

The following tables show financial instruments recognized at fair value for the years ended December 31, 2024 and 2023. Fair values have been determined based on:

•
Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: Other techniques for which all inputs that significantly impact the recorded fair value are observable, directly or indirectly.
•
Level 3: Techniques which use inputs that significantly impact the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group determined the book value of such instruments approximates their fair value.

December 31, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and Cash Equivalents	53,490	371,682	425,172	53,490	—
Cash and Demand deposit	—	371,682	371,682	—	—
Money Market Fund and Others	53,490	—	53,490	53,490	—
Financial Assets at Fair Value through Profit or Loss	129,319	—	129,319	129,319	—
Other Assets	16,314	7,186	23,500	—	16,314
Trade and Other Receivables	—	514,757	514,757	—	—
Derivative financial instruments (1)	2,874	—	2,874	—	2,874
	201,997	893,625	1,095,622	182,809	19,188

December 31, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(597,787)	(597,787)	—	—
Derivative financial instruments (1)	(6,227)	—	(6,227)	—	(6,227)
Finance liability	—	(50,455)	(50,455)	—	—
Lease Liabilities	—	(4,000)	(4,000)	—	—
	(6,227)	(652,242)	(658,469)	—	(6,227)

December 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and Cash Equivalents	—	536,160	536,160	—	—
Financial Assets at Fair Value through Profit or Loss	104,387	—	104,387	104,387	—
Other Assets	—	11,782	11,782	—	—
Trade and Other Receivables	—	363,374	363,374	—	—
Derivative financial instruments (1)	2,040	—	2,040	—	2,040
	106,427	911,316	1,017,743	104,387	2,040

December 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(602,493)	(602,493)	—	—
Derivative financial instruments (1)	(948)	—	(948)	—	(948)
Lease Liabilities	—	(3,957)	(3,957)	—	—
	(948)	(606,450)	(607,398)	—	(948)

(1) The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract.

There was no transfer of items between Level 2 and Level 3, acquisitions, disposals or gains or losses recognized in profit for the period related to Level 3 instruments occurred. Consequently, as of December 31, 2024 and 2023, the Group did not recognize any financial assets under Level 3.

32.
Subsequent events

In March 2025, the Group amended the original terms of the credit facility granted to a third party (refer to note 17), extending the termination date to June 30, 2025. The outstanding balance of the total credit facility was USD 20,000.