Form 20-F
period 2025-12-31
dLocal Ltd
filed 2026-03-18
CIK 1846832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102
Cayman Islands
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 294,931,956 Class A and Class B common shares, as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

Page
Presentation of Financial and Other Information	1
Cautionary Statement Regarding Forward-Looking Statements	4

PART I

DLocal Limited	i

PART II

DLocal Limited	ii

PART III

ITEM 17. FINANCIAL STATEMENTS.	131
ITEM 18. FINANCIAL STATEMENTS.	131
ITEM 19. EXHIBITS.	131

DLocal Limited	iii

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
Financial Statements
Unless otherwise noted, the consolidated financial information presented in this annual report as of December 31, 2025, and 2024 and for the years ended December 31, 2025, 2024 and 2023, relates to us and is derived from our audited consolidated financial statements as of December 31, 2025, and 2024, and for the years ended December 31, 2025, 2024 and 2023, which we refer to as our “Audited Consolidated Financial Statements”.
We prepare our Audited Consolidated Financial Statements in accordance with IFRS Accounting Standards, as issued by the IASB. We have applied all IFRS Accounting Standards issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., a member firm of the PricewaterhouseCoopers global network, an independent registered public accounting firm, whose report dated March 18, 2026, is also included in this annual report.
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
Segment Information
We manage our business under a single operating segment, which is payment processing. We have adopted IFRS 8 (Operating Segments), which requires operating segments to be identified on the basis of internal reports regarding components of our business that are regularly reviewed by our management, including our chief operating decision maker, which is the group’s executive team represented by executive officers and directors, in order to allocate resources and to assess their performance. See Note 5. Segment reporting, to our Audited Consolidated Financial Statements, included elsewhere in this annual report.
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

DLocal Limited	1

Special Note Regarding Non-IFRS Financial Measures
In this Form 20-F, we report Adjusted Free Cash Flow, which is a non-IFRS financial measure. Non-IFRS financial measures, including Adjusted Free Cash Flow, are not prepared in accordance with IFRS or generally accepted accounting principles (GAAP). These measures may not have standardized definitions and could differ from similar metrics used by other companies. As such, potential investors should exercise caution and not rely solely on non-IFRS measures when making investment decisions, as they are not a substitute for IFRS-compliant measures of earnings or liquidity.
Adjusted Free Cash Flow
We calculate “Adjusted Free Cash Flow” as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 16 to our consolidated financial statements for the year ended December 31, 2025 and Note 21 to our Financial Statements for the year ended December 31, 2024 (“FY25 Financial Statements” and “FY24 Financial Statements”, respectively)), plus (ii) changes in Trade payables (disclosed in Note 21 to our FY25 and FY24 Financial Statements), plus (iii) changes in Other tax liabilities (disclosed in note 23 to our FY25 and FY24 Financial Statements). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets.
Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our liquidity or cash flows as reported under IFRS. See below for a reconciliation of our Adjusted Free Cash Flow to the nearest IFRS measure.
Reconciliation of Non-IFRS Financial Measure
The following tables present a reconciliation of the Adjusted Free Cash Flow to the nearest IFRS metric.

	For the Year Ended
	December 31
	2025	2024	2023
	In thousands of US$ (except percentages)
Net cash (used in) / generated from operating activities	415,457	(32,784)	293,453
Changes in working capital (merchant)	(187,981)	146,034	(71,312)
Capital expenditures	(36,785)	(22,647)	(18,225)
Adjusted Free Cash Flow	190,690	90,603	203,916

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

DLocal Limited	2

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

DLocal Limited	3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, from time to time we or our representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in various filings that we make with the SEC, press releases, or oral statements made by, or with the approval of, one of our authorized executive officers. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions, that could cause actual results to differ materially from those reflected in these forward-looking statements.
These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions, and are made in light of information currently available to us.
These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations in connection with:
•our ability to adapt to the rapid pace of technological changes in the payments processing industry;
•competition in the payments processing industry;
•our ability to implement our business strategy;
•the reliability, performance, functionality and quality of our payments processing platform;
•fluctuations in interest, inflation and exchange rates in any of the countries we serve or may serve in the future;
•the availability of government authorizations or exemptions on terms and conditions and within periods acceptable to us;
•our compliance with, and changes to, government laws and regulations, including those related to taxes, that currently impact or apply to us;
•general economic, financial, political, demographic and business conditions in the countries we serve and their impact on our business;
•our ability to manage operations at our current size or manage growth effectively;
•our ability to successfully expand into new products and new markets;
•our ability to pursue and successfully carry out strategic acquisitions or investments;
•our ability to continue attracting and retaining new appropriately skilled employees;
•public health threats or outbreaks of communicable diseases, such as the COVID-19 virus and others;
•the interests of our principal shareholders;
•changes in merchant or consumer demands regarding payment processing services and our ability to innovate to respond to such changes;
•the availability and effective operation of management information systems, financial systems and other technology;
•our ability to comply with applicable cybersecurity, privacy and data protection laws and regulations;
•our ability to protect ourselves against cybersecurity risks;
•events or conditions that adversely affect our reputation or our image, including being the subject of adverse market reports;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risk factors discussed under “Risk Factors”.
Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update them considering new information or future developments or to publicly release any revisions to these statements to reflect subsequent events, unforeseen developments, or changes in circumstances.
The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We do not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this form 20-F because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this form 20-F might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this annual report.

DLocal Limited	4

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A.[Reserved]
B.Capitalization and indebtedness.
Not applicable.
C.Reasons for the offer and use of proceeds.
Not applicable.
D.Risk factors.
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
Certain Risks Relating to Our Business and Industry
•If we cannot keep pace with rapid developments and change in our industry, including making the necessary investments to keep pace with such developments and change, the use of our services could decline, reducing our revenues.
•Substantial and increasingly intense competition may harm our business.
•We may not be able to successfully implement strategies to attract or retain merchants, expand our product portfolio or increase adoption of our payments processing platform, which would limit our growth.
•We have a limited operating history with financial results that may not be indicative of future performance, and our revenue growth rate is likely to slow down as our business matures.
•If we fail to manage our growth effectively, our business could be harmed.
•Potential merchant clients may be reluctant to switch to a new vendor or integrate with a new vendor, or integration may take longer than expected, which may adversely affect our growth.
•A decline in the quality of the services we offer could adversely affect our ability to attract and retain merchants and partners.
•Certain large merchants provide a significant share of our revenues and the reduction in business with these merchants could materially harm our business.
•Interruption or failure of our information technology and communications systems could impair our operations, which could also damage our reputation and harm our results of operations.

DLocal Limited	5

•We are subject to cyberattacks and may be subject to breaches of our information technology infrastructure and applications, and any failure to adequately protect our information technology infrastructure and applications could result in data breaches and/or downtime and materially adversely affect our reputation, business, and financial condition.
•We may not currently hold, or be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines, penalties or force us to discontinue operations in such jurisdictions, any of which could have a material adverse effect on our business, financial condition and results of operations.
•We are subject to complex and evolving tax regimes and foreign exchange regulations in the countries in which we operate and failure to accurately interpret applicable tax laws or foreign exchange regulations, or changes in tax laws or foreign exchange regulations or changes in existing interpretations of tax laws or foreign exchange regulations, could have a material adverse effect on our business and financial condition.
•Our business depends on our reputation and our ability to attract and retain merchant clients which could be adversely affected due to events or conditions that damage our reputation or the confidence in our services.
•We are subject to economic and political risk, the business cycles and the overall level of economic activity, which could negatively impact our business, financial condition and results of operations.
Certain Risks Relating to the Countries in which we Operate
•In order to provide payment processing services to merchants, we operate in multiple emerging markets where end users of our merchants execute their payments. A substantial portion of those end users are primarily concentrated in Latin America, exposing the provision of our services to disproportionate risks relating to the political, regulatory, economic and social conditions in this region.
•The governments of the countries in which we operate have exercised, and continue to exercise, significant influence over the countries’ economy. This involvement as well as the political and economic conditions in these countries could harm us and the price of our Class A common shares.
•Developments and the perceptions of risks in emerging markets, the United States and Europe, may harm the economies of the countries in which we operate and the price of our Class A common shares.
•Infrastructure and internet connectivity in the countries in which we operate may impact economic growth and have a material adverse effect on us.
•Our business and results of operations may be adversely affected by political, economic, regulatory and social instability risks, currency restrictions and devaluation, and various local laws associated with doing business in countries in Latin America, Africa and Asia.
•The 2026 U.S. military and economic intervention in Venezuela could have unforeseen impacts on the region, potentially affecting political and economic stability. As a company with significant operations in Latin America, we recognize that such developments could have an adverse effect on our business.
•Credit rating downgrading of the countries in which we operate could reduce the trading price of our Class A common shares.
Certain Risks Relating to our Class A Common Shares
•An active trading market for our common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares at or above the price they paid and our ability to raise capital in the future may be impaired.
•As of December 31, 2025, holders of our Class B common shares together own 43.76% of our outstanding common shares and 79.55% of corresponding voting rights, and have the power, as a group, to elect a majority of the members of our board of directors, which means that these shareholders, when acting in concert, have significant influence over matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
•Our dual class capital structure means our shares cannot be included in certain indices. We cannot predict the impact this may have on the trading price of our Class A common shares.
•We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

DLocal Limited	6

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

DLocal Limited	7

We may also face pricing pressures from competitors. As new competitors enter the emerging markets landscape and existing service providers expand the scope of their payment settlement services, the payments processing landscape in emerging markets continues to become increasingly more commoditized. Certain competitors are able to offer lower prices to merchants for similar services by cross-subsidizing their digital payments services using other services they offer. This competition and commoditization of the payments landscape may mean we need to reduce our pricing, which could reduce or eliminate our profits. As they grow, merchants may demand more customized and favorable pricing from us, and competitive pressures may require us to agree to this, reducing our profits. If market conditions require us to increase the discounts or incentives we provide, our business could be materially adversely affected.
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
Our customers are mostly global enterprise merchants. Our future growth and profitability will depend, in part, on our ability to retain existing merchants, attract new merchants, and get merchants to increase the volumes processed through our platform. We expect to invest substantial amounts to:
•increase merchant awareness of our platform;
•encourage merchants to contract with us and use our digital payment services;
•grow and diversify our customer base;
•complement our product portfolio with additional payment solutions for our merchants, which may include the processing of cryptocurrencies;
•enhance our infrastructure to handle seamless processing of transactions;
•continue to develop state-of-the-art, easy-to-use technology; and
•expand our operations into new markets.
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
We are a relatively new business and our revenue growth rate is likely to slow down as our business matures.
We began operations in 2016. As a relatively new business, we have limited financial data that can be used to evaluate our current business, and such data may not be indicative of future performance. In particular, we have experienced periods of high revenue growth since we began selling our products and services, and we do not expect to be able to maintain the same rate of revenue growth as our business matures. In addition, estimates of future revenue growth are subject to many risks and uncertainties, and our future revenue may be materially lower than projected.
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

DLocal Limited	8

Our working capital needs may grow in excess of our cash generation capabilities, which may cause a decline in our cash and cash equivalents.
Our working capital needs may increase in the future. We have historically relied on our cash flow generation to satisfy our working capital needs. If our working capital needs grow in the future in excess of our cash generation, and we are not able to fund these needs with credit or other external sources, then our cash and cash equivalents may decline, and we may have to grow at a slower pace. Our working capital needs may increase due to requests from clients for the provision of financial guarantees or due to accelerated settlement cycles with clients. In addition, our working capital needs may increase from time to time if and when funds are subject to restrictions on expatriation from certain jurisdictions imposed by banks, central banks or other governmental authorities in such jurisdictions, and we are required to pay merchants or make other payments prior to the receipt of such funds. In particular, to the extent there is a mismatch in timing on our TPV between funds from consumers that are retained in a local jurisdiction and the date on which we must pay merchants for the related transactions, we would be required to use our working capital to fund such payments until we are able to expatriate such funds from such jurisdictions and will be subject to foreign exchange risk on such mismatch (see “—Exchange controls and other restrictions on the movement of capital out of certain jurisdictions or otherwise affecting our settlement transactions or our subsidiaries’ ability to pay dividends or make other payments to us may have a material adverse effect on our results of operations and financial condition.”). Additionally, our working capital costs may be affected by interest and discount rates, especially in countries where payments can be made in installments and/or where we do not immediately receive the proceeds from transactions made with credit cards. Furthermore, in certain jurisdictions where our subsidiaries are licensed or supervised as financial institutions (for example, as electronic money institutions or payment institutions in the European Union and the United Kingdom, or under equivalent regimes in other countries), we are required to maintain minimum levels of regulatory capital and/or safeguarded client funds that are ring‑fenced and cannot be used to fund our general working capital needs or to upstream cash to the group. Supervisory authorities may also require us to hold additional capital or liquidity reserves as our business, risk profile or regulatory expectations evolve. These requirements may reduce the cash available to support our operations, fund growth initiatives or make distributions, and may increase our reliance on external funding. All these impacts on our working capital needs may substantially harm our financial capacity.
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

DLocal Limited	9

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
We may experience attrition of our merchant relationships, a reduction in sales or a decrease in processing volume with existing merchant clients due to several factors, including reputational concerns based on market disinformation, business closures, transfers of merchants’ accounts to our competitors, cancellations and account closures that we initiate due to heightened credit risks relating to contract breaches by merchants. We cannot predict the level of attrition in the future and our revenues could decline as a result of higher-than-expected attrition, which could have a material adverse effect on our operating margins, business, financial condition and results of operations.
In addition, our growth to date has been partially driven by the growth of our clients’ businesses and the resulting growth in TPV. Should the rate of growth of our clients’ businesses slow or decline, this could have an adverse effect on the volumes processed and therefore an adverse effect on our operating margins and results of operations. Furthermore, should we not be successful in selling additional solutions to our active client base and/or expanding merchant sales to other geographies, we may fail to achieve our desired rate of growth, which may have material adverse effects on our business performance, financial condition and results of operations.

DLocal Limited	10

Interruption or failure of our information technology and communications systems could impair our operations, which could also damage our reputation and harm our results of operations.
Our success and ability to process payments and provide high-quality client service depend on the efficient and uninterrupted operation of our computer and information technology systems, as our merchant customers expect a consistent level of quality in the provision of our services. Any failure of our computer systems and information technology to operate effectively or to integrate with other systems, performance inadequacy or breach in security may cause interruptions in the availability of our sites, delays in payment processing and reduced efficiency of our operations. Factors that could occur and significantly disrupt our operations include system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures, sabotage, vandalism, terrorist attacks and similar events, software errors, computer viruses, worms, physical or electronic break-ins and similar disruptions from unauthorized tampering with our computer systems and payments platform. Global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. While we have certain backup systems and basic recovery plans for certain aspects of our operations and business processes, we do not have full redundancy in our infrastructure and our planning does not account for all possible scenarios, and requires further development, review and updates. Business continuity, disaster recovery and crisis‑management plans, including those maintained by our critical third‑party providers, may prove insufficient, may not be implemented effectively in a severe or prolonged disruption, or may not fully meet evolving regulatory expectations in certain jurisdictions. If our contingency arrangements fail, are out‑of‑date, or are not executed as designed during an incident, we could experience longer or more severe outages, suffer financial and reputational harm, and face increased scrutiny or sanctions from regulators. Any disruptions or service interruptions that affect our systems could damage our reputation, require us to spend significant capital and other resources, and expose us to a risk of loss, litigation and possible liability. Certain of our agreements with third-party service providers do not require those providers to indemnify us for losses resulting from any disruption in service. Furthermore, certain critical processes, such as hosting, cloud and other IT related services, rely on single vendors or components without built-in redundancy. Accordingly, we are exposed to potential single point of failure issues that could lead to service interruptions. Any such disruptions could materially adversely affect our results of operations.
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

DLocal Limited	11

Certain large merchants provide a significant share of our revenues and the reduction in business with these merchants could materially harm our business.
A relatively small number of customers account for a significant share of our revenues and the loss of any of these relationships or a material reduction in the volumes they route through our platform could have a material adverse effect on our business, financial condition and results of operations. Our top 10 customers in terms of revenues represented 61% of our revenues in the year ended December 31, 2025, 62% of our revenues in the year ended December 31, 2024, and 60% of our revenues in the year ended December 31, 2023. In the year ended December 31, 2025, there were two customers that individually accounted for more than 10% of our total revenues, compared to one customer and no customers in the years ended December 31, 2024 and 2023, respectively. Failure to maintain our contracts with, or a decrease in the relevant transaction volumes from, these merchants could negatively impact our business and could lead to significant fluctuations in our operating and financial performance. While our merchant customer contracts, including those with our largest merchants, are generally of indefinite term, they are terminable upon relatively short written notice. Moreover, these contracts are not exclusive and do not prevent merchants from transacting with and sending all or substantial transaction volumes to our competitors. Merchants may seek price reductions when expanding or changing their services with us and/or when the merchants’ business experiences significant volume changes. Further, certain merchants may seek to lower prices previously agreed upon due to pricing competition, volume increases, perceived reputational concerns based on market disinformation, or other economic needs or pressures faced by the merchant. In addition, our large merchants often have arrangements with multiple payment service providers, primarily in order to mitigate certain risks, such as downtime, delayed response time or default by a payment service provider, as well as to maximize conversion among payment service providers, and to have a complete array of payment methods available. Therefore, these and other merchants could shift business away at any given time without necessarily terminating their contracts with us. Moreover, from time to time, our merchants may require us to provide certain services or to process certain payment volumes that we are unwilling or unable to fulfill, which may cause them to reduce or cease business relations with us or to shift payment volumes to our competitors. If our contracts with our large merchant customers are terminated or if these or other merchant customers shift business away from us or offer cross-border payment solutions directly, or if we are unsuccessful in retaining high renewal rates and favorable contract terms, our operating margins, business, financial condition and results of operations could be materially adversely affected.
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

DLocal Limited	12

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
Certain efforts may be state-sponsored and supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Numerous and evolving cybersecurity threats, including advanced and persisting cyberattacks, phishing and social engineering schemes, could compromise the confidentiality, availability, and integrity of our systems, as well as the data they contain. Threats may also derive from human error, fraud or malice of employees or third-party service providers, accidental technological failure or insufficient internal controls, including the ongoing challenge of managing employee access controls to our encrypted database and other information technology systems. Any integration of artificial intelligence (“AI”) in our or any third-party’s operations is expected to pose new or unknown cybersecurity risks and challenges. We do not maintain insurance coverage to protect against cybersecurity risks. Although we have developed systems and processes designed to protect our data and client and consumer data and to prevent data loss and other security breaches, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures provide absolute security.
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
Actual or perceived breaches of our security or malfunction in our software could, among other things:
•interrupt our operations,
•result in our systems or services being unavailable,
•result in improper disclosure of data,
•materially harm our reputation and brands,
•result in significant regulatory scrutiny and legal and financial exposure,

DLocal Limited	13

•cause us to incur significant remediation costs,
•lead to loss of confidence in, or decreased use of, our services,
•divert the attention of management from the operation of our business,
•result in significant compensation or contractual penalties from us to our clients and their business partners or customers as a result of losses to them or claims by them, and
•adversely affect our business and results of operations.
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

DLocal Limited	14

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
We may not be able to source and integrate the latest AI and machine learning technologies into our products and services. If our AI or machine learning models are:
•incorrectly designed or implemented;
•trained on incomplete, inadequate, inaccurate, biased, or poor-quality data, or data which is subject to the rights of third parties; or
•adversely impacted by defects, technical challenges, cyber security threats, or material performance issues; the performance of our products, services, and business, as well as our reputation could suffer or we could violate laws or our contracts.
Our insurance policies are not sufficient to cover all claims.
We maintain a layered global insurance program that includes directors’ and officers’ liability, a stand‑alone cyber and technology errors & omissions policy, and international casualty / general liability coverage, among others. These policies are subject to aggregate limits, retentions, conditions and exclusions and do not cover all risks to which we are exposed. In particular, most credit losses arising from our exposure to third‑party processors, acquirers, collection entities or merchants, as well as certain fines, penalties, contractual liabilities and other operational losses, are generally uninsured. A significant loss, claim or series of related claims that is not covered, or is covered only in part, may result in significant expenditures, including legal fees and expenses. Moreover, we may not be able to maintain insurance policies in the future on economically reasonable terms, which may adversely affect our business and the trading price of our Class A common shares.

DLocal Limited	15

Because we are a multinational company conducting a complex business in many markets worldwide, we are subject to legal, reputational and operational risks, as well as a broad array of local legal and regulatory requirements that could adversely affect our operations.
Operating a multinational business creates difficulties associated with staffing and managing our international operations, as well as complying with local legal and regulatory requirements. We operate pay-in and pay-out financial transaction processing networks, both cross-border and local-to-local, that offer payment services to customers. The laws and regulations in the markets in which we operate in respect of the products and services we offer and may offer in the future, and in respect of their application to our merchant customers, as well as the respective interpretation of those laws and regulations, evolve and are subject to rapid change, and it is not always clear how certain regulations may apply to us and our operations. As of the date of this annual report, we are licensed and regulated in the EU as an Electronic Money Institution, or EMI, and Financial Institution, or FI, registered as a Money Services Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, we are licensed and regulated in the UK as a Payment Institution, and we operate and may be licensed, as applicable, in many countries in emerging markets, primarily in the Americas, APAC (Asia Pacific), and EMEA (Europe, the Middle East and Africa), with our principal operations in Latin America, especially in Brazil, Mexico, Argentina and Chile. For additional information on our licenses and regulations applicable to our operations, see “Item 4. Information on the Company — B. Business Overview — Regulatory Overview”. Moreover, we have: (i) obtained together with the above, licenses to operate in Brazil, Nigeria, Rwanda, Kenya, Tanzania, Honduras, Uganda, Philippines and United Arab Emirates (UAE), and an additional approval in principle on top of our existing license in Uruguay (ii) registered as an aggregator in Mexico, administrator of third-party funds and acquirers in Costa Rica, a payment facilitator in Peru, a system operator and third-party payments provider in South Africa, a sub-acquirer in Brazil, operator of payment system in the Philippines, as a payment and collection service provider in Uruguay, as Payment Aggregator and Financial System Auxiliary Services in Ecuador, as Payment Service Provider that provides Payment Aggregator services in Argentina, Payment Aggregator (acceptance of electronic payment instruments) in the Dominican Republic, and as a sub-acquirer cross-border - system operator in Chile, and (iii) registered as an AML/CFT reporting entity in: Argentina, Brazil, Chile, Colombia, Costa Rica, El Salvador, Uruguay, Nigeria, Kenya, Panama, Philippines and Uganda. We are also in the process of obtaining other approvals, registrations and/or licenses in other countries, including, among others, the United Arab Emirates, Ghana, Singapore, Philippines, Indonesia Chile, Bolivia, Cameroon and US. Our application for the Financial Conduct Authority (“FCA”) license in the UK was approved on December 17, 2024. See “—We may not currently hold, or be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines, penalties or force us to discontinue operations in such jurisdictions, any of which could have a material adverse effect on our business, financial condition and results of operations.”
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

DLocal Limited	16

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

DLocal Limited	17

Developing new payment solutions involving cryptocurrencies and settling payments that may be used to purchase or sell cryptocurrencies could subject us to additional risks.
We may seek to develop products to provide for payment solutions in connection with cryptocurrencies, including settling payments with cryptocurrencies. We may have also processed (not knowingly or intentionally) and may continue to process payments in standard currencies for merchants, which payments may be used to purchase or sell cryptocurrencies. Finally, we may directly use cryptocurrencies/stablecoins as an alternative means for settling certain foreign exchange transactions, including the inbound or outbound transfer of funds from, or to, emerging markets. Cryptocurrencies represent a new and rapidly evolving industry that is subject to a high degree of uncertainty, due to, among other things, a changing landscape in the adoption and use of cryptocurrencies, limited operating histories of many cryptocurrency networks, government and quasi-government regulation of cryptocurrencies and their use, restrictions on or regulation of access to and operation of applicable blockchain and distributed ledger technology or systems that facilitate cryptocurrency issuance and trading, the taxation, and tax-related reporting, of transactions involving cryptocurrencies, the maintenance and development of the open-source software protocols of certain blockchain networks used to support cryptocurrencies, changes in consumer demographics and public tastes and preferences, the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies, and general economic conditions and the regulatory environment relating to digital assets. If we are to develop payment solutions in connection with cryptocurrencies, including settling payments that may be used to purchase or sell cryptocurrencies and settling payments with cryptocurrencies, or if we may have processed (not knowingly or intentionally) payments that may be used to purchase or sell cryptocurrencies and may continue to process such payments, including the purchase of cryptocurrency as an alternative way for inbound or outbound transfers of funds from, or to, the emerging markets, we may be subject to additional regulatory risks, money laundering and terrorism financing compliance risks, as well as risks in product development related to the factors described above. There can be no assurance that we will be able to effectively assess the evolving regulatory landscape relating to cryptocurrencies, or that we will be able to successfully develop effective services in connection with cryptocurrencies, and any efforts to develop such services could be unsuccessful, or may not effectively address risks related to potential improper use of our payments platform for processing payments involving cryptocurrencies, including through the potential use of our payments platform by merchants to provide for purchases or sales of cryptocurrencies. Moreover, merchants and customers may seek alternative means for processing payments using cryptocurrencies Including stablecoins), as an alternative method for the inbound or outbound transfer of funds from or to emerging markets, thereby bypassing our payments platform, with an adverse effect on our business and results of operations.
In connection with such payment solutions, or the alternative to foreign exchange operation as a new product for the inbound or outbound transfer of funds, we may engage with, and enter into agreements with, crypto brokers. Notwithstanding that we do not receive from or pay to end users and merchants in crypto currencies, the crypto brokers may use crypto currencies (including stablecoins)in order to provide their services to us, including in connection with foreign exchange operations. These crypto brokers may lose their ability to operate, including due to regulatory changes, or by loss of their licenses, they may become insolvent or subject to bankruptcy proceedings, or they may commit fraud or otherwise cease to provide services or fail to pay amounts owed to us when due. Any such consequences could have an adverse effect on our business and results of operations. For example, in early November 2022, we used the services of a third-party crypto broker to manage the expatriation of certain funds. As a result of bankruptcy proceedings affecting this crypto provider in November 2022, we have been unable to withdraw US$5.6 million that we had temporarily deposited in the crypto exchange in connection with an expatriation of funds. On December 28, 2023, we entered into an agreement with a third-party to sell 100% of these deposits for an amount of US$3.4 million. As of December 31, 2023, we collected the agreed amount.

DLocal Limited	18

We are exposed to fluctuations in foreign currency exchange rates.
We are exposed to currency risk on monetary amounts denominated in currencies other than our functional currency (the U.S. dollar), primarily the Argentine peso, Brazilian real, Colombian peso, Mexican peso, and Nigerian naira, which have historically experienced significant devaluations. Since our financial statements are denominated in U.S. dollars, the strengthening or weakening of the U.S. dollar against these currencies may expose us to translation risk when the local currency financial statements for our subsidiaries or when the results of local transactions in such jurisdictions are translated to U.S. dollars. Additionally, as the functional currencies of our entities in emerging markets are the respective local currencies of those countries, our monetary positions in U.S. dollars in those countries may also expose us to currency risk. Additionally, inadequate or improperly executed hedging strategies may fail to mitigate these risks effectively and lead to unexpected financial losses, increased cost of transactions, and potential non-compliance with financial covenants, affecting overall profitability and financial stability. Furthermore, in connection with providing services in multiple currencies, we generally set applicable foreign exchange rates for every pay-in and pay-out transaction processed. Our operating companies in the European Union and the United Kingdom may face financial exposure or could be subject to disputes with our merchant customers if our customers do not agree with the applicable foreign exchange rate we set or if we incorrectly set applicable foreign exchange rates in our cross-border business or as a result of fluctuations in foreign exchange rates between the times that we process payment transactions in local currencies and convert them to U.S. dollars. Given that we also hold certain clients and our own funds in non-U.S. dollar currencies, our financial results are affected by the translation of these currencies into U.S. dollars. While we may take certain measures intended to manage our foreign exchange risk, including by minimizing monetary balances held in local currencies in developing countries (e.g., both by choosing in certain cases to accelerate the receipt of our receivables with processors and acquirers where possible and by transferring any excess funds to operating companies in the European Union and the United Kingdom) and engaging in hedging transactions. However, inadequate or improperly executed hedging strategies, or limitations on our ability to hedge due to market liquidity, regulatory constraints or cost, may fail to mitigate these risks effectively and could lead to unexpected financial losses, increased transaction costs and, where applicable, difficulties in meeting financial metrics under existing or future financing arrangements. Fluctuations in foreign exchange rates and a particularly sharp devaluation of local currencies, could nevertheless have a significant impact on our business, financial condition and results of operations. See also “—Exchange controls and other restrictions on the movement of capital out of certain jurisdictions or otherwise affecting our settlement transactions or our subsidiaries’ ability to pay dividends or make other payments to us may have a material adverse effect on our results of operations and financial condition.”
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
We were issued an EU Financial Institution License that allows us to operate as a payments processor in the European Economic Area, or the EEA. As a licensed payments processor, we are subject to extensive laws and regulations applicable to licensed entities in the Eurozone and the EU. In certain other jurisdictions, we have also obtained regulatory registrations to conduct our business, or are in the process of obtaining approval for such registrations or assessing whether we are required to obtain certain registrations, from the applicable financial regulatory authorities in accordance with applicable law in the principal jurisdictions in which we operate. In the United States at the federal level, our subsidiary, dLocal Corp LLP, is registered with FinCEN as a Money Services Business, and in the UK, dLocal OpCo UK Limited, is licensed and regulated as a Payment Institution with the Financial Conduct Authority. For additional information on our licenses and regulations applicable to our operations, see “Item 4. Information on the Company — B. Business Overview — Regulatory Overview” and Note 1.1, to our Audited Consolidated Financial Statements.

DLocal Limited	19

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

DLocal Limited	20

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

DLocal Limited	21

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
Certain jurisdictions in which we operate are in the process of implementing or have already implemented legislation aligned with the OECD’s Pillar Two framework, which introduces a global minimum corporate tax rate of 15%. While Pillar II framework is expected to be applicable to the Group beginning in January 2027 and we continue to assess the potential impact of such rules on our group structure and effective tax rate, the adoption and implementation of these measures could result in increased tax expenditure and compliance costs in future periods.

DLocal Limited	22

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

DLocal Limited	23

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
Our payment processing services are carried out through local third-party processors, acquirers and collection entities. For both of the years ended December 31, 2025 and 2024, approximately 2% of our TPV was processed by collection entities that are owned either by our employees or certain of our directors. We have arrangements with more than 100 third-party processors, acquirers and collection entities, and the top ten processed 40% of our TPV during the year ended December 31, 2025, and 48% of our TPV in 2024. These processors collect funds from consumers and are required to transfer the proceeds from these transactions to us. As a result, we have credit exposure to these processors and acquirers. We are not insured against credit losses in connection with our exposure to these third-party service providers. If a processor or acquirer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay amounts owed to us when due, we must nonetheless process the payment transaction for the benefit of our merchant customers and the end consumers. In November 2022, we were unable to withdraw US$5.6 million that we had temporarily deposited with a crypto exchange in connection with an expatriation of funds, due to bankruptcy proceedings affecting the crypto exchange. On December 28, 2023, we entered into an agreement with a third-party to sell 100% of these deposits for an amount of US$3.4 million.
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

DLocal Limited	24

We are subject to economic and political risk, the business cycles and the overall level of economic activity, which could negatively impact our business, financial condition and results of operations.
The electronic payment industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits, particularly in the emerging markets in which we operate. A sustained deterioration in general economic conditions, including as a result of actual or threatened pandemics or the wars between Russia and Ukraine, and Israel and Hamas, the recent escalation of hostilities involving Iran, including military operations launched by the United States and Israel in late February 2026, the 2026 U.S. military and economic intervention in Venezuela, or heightened security risks and violence in Mexico linked to organized criminal groups (including incidents sometimes characterized as “narcoterrorism”), or the potential imposition of economic sanctions on countries where we operate could lead to a rise in unemployment rates, or increases in interest rates or changes in foreign exchange rates, and may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments. A reduction in the amount of consumer spending, whether due to continued job losses, foreclosures, bankruptcies, higher consumer debt and interest rates, changes in foreign exchange rates, reduced access to credit, lower consumer confidence, or economic uncertainty, could result in a decrease in our revenue and profits. If consumers decrease their level of spending, our merchants make fewer sales of their products and services using electronic payments or people spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue, which would significantly harm our business.
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
On October 7, 2023, the state of Israel was the target of an attack by the terrorist group Hamas which led to the death of a number of civilians. As a result, Israel declared war on Hamas and conflicts commenced in Israel and the Gaza strip. In 2025, in response to attacks from Lebanon and Iran, Israel attacked Hezbollah in Lebanon, targeting infrastructure and leaders and carried out airstrikes against Iranian military sites. The war, a further escalation of the conflict and any resulting conflicts in the region would exacerbate the ongoing humanitarian crisis and could lead to higher oil and gas prices, the imposition of sanctions, travel and import/export restrictions, further disruptions in supply chains, inflationary pressures and market volatility, among other potential consequences. It is unclear whether the conflict and its underlying uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.
In late February 2026, the United States and Israel launched significant military operations against Iran, and Iran has responded with retaliatory actions in the region. Any continuation or expansion of hostilities involving Iran, including broader regional conflict, additional sanctions, disruptions in energy markets or shipping routes, or heightened volatility in global financial markets, could adversely affect global economic conditions and the markets in which we operate. Our businesses, results of operations and financial position could be adversely affected by any of these factors, directly or indirectly, arising from the ongoing wars between Russia and Ukraine and Israel and Hamas as well as the 2026 U.S. military and economic intervention in Venezuela and the escalation of hostilities involving Iran.
There have also been concerns over other conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries, and have implemented or proposed to implement tariffs on certain imported products. Tensions have also arisen between the United States and China over the future of Taiwan. In addition, the United States has begun threatening increased oversight and restrictions on certain popular mobile apps and platforms based in China due to data privacy and national security concerns. Sustained tension between the United States and China over trade policies or in respect of data privacy or national security could significantly undermine the stability of the global economy or could adversely affect our ability to operate with certain merchant clients. In addition, increased instability and violence in Mexico—whether arising from organized criminal activity, security operations, or retaliatory attacks—could negatively affect consumer and merchant activity, disrupt operations or partners, and increase costs, any of which could adversely affect our business.

DLocal Limited	25

In particular, the United States government has recently indicated its intent to adopt a new approach to trade policy. For instance, it has initiated or is considering the imposition of tariffs on certain foreign goods, which may impact our business and the business of certain of our merchants who sell goods in those countries. On February 1, 2025, the United States government imposed additional tariffs on Canada, Mexico and China. Further, on April 2, 2025, the United States government announced that a 10% base tariff will be applied to all imports to the United States, subject to limited exceptions for Mexico and Canada, and that almost 60 countries will, in lieu of the 10% base tariff, be assigned higher reciprocal tariffs on imports that extend as high as 50%. Following reciprocal tariffs imposed by China, the United States government continued to raise tariffs on China, reaching 145% or higher on certain goods. These decisions led to immediate significant market volatility and economic uncertainty. Although many of the tariffs were later suspended and replaced by a base tariff of 10%, it is uncertain if and to what extent the tariffs may be reimposed. Moreover, in February 2026, however, the U.S. Supreme Court held that certain tariffs imposed under the International Emergency Economic Powers Act (IEEPA) were beyond the President’s statutory authority, vacating significant components of the tariff regime and reinforcing that tariff-setting power resides with Congress. While the decision has limited the legal basis for the broad emergency tariffs originally imposed, legal and policy uncertainty remains as the U.S. administration has signaled intentions to pursue alternative statutory authorities to re-impose or adjust tariffs and may enact across-the-board levies under other provisions of U.S. trade law.
We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. These policies create uncertainty with respect to, among other things, existing and proposed trade agreements, free trade generally, and potentially significant increases on tariffs on goods imported into the U.S. These and other trade policies and the extent to which the current U.S. administration is successful in passing trade legislation is uncertain, and it is possible that further measures restricting trade may be announced. The current unpredictability of trade policies, along with geopolitical events like the 2026 U.S. military and economic intervention in Venezuela, and their effect on markets and trading once implemented may lead to increased costs for companies, the relocation of production lines, lost jobs, an increase in inflation and, potentially, a recession, in the United States and in the countries in which we operate. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term or on our business.
We may be subject to the Economic Substance Regime in the Cayman Islands, which may adversely impact us or our operations.
The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Economic Substance Act”), as supplemented by related Guidance on Economic Substance for Geographically Mobile Activities (version 3.2 issued in July 2022). We are currently subject to the Economic Substance Act. As a Cayman Islands exempted company, we are required to file annual notifications stating whether we conduct any relevant activities and, if so, whether we satisfy the applicable economic substance requirements. As our business activities and operations may change from time to time, we cannot predict whether we will continue to be subject to the Economic Substance Act or the extent of its impact on us and our subsidiaries. Compliance with applicable requirements could result in additional costs and may affect our management and operations. We will continue to assess the implications of the Economic Substance Act on our business and may implement such measures as we consider necessary or appropriate to comply with applicable requirements. Failure to comply may result in penalties.
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

DLocal Limited	26

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
We are also required by acquirers and other processors, payment networks and credit card schemes to comply with their operating rules. The payment networks and credit card schemes and their respective member banks set and interpret these rules, and we have, in the past, been required to pay penalties and have been subject to warnings and other adverse measures for violations of credit card scheme rules, including suspension of services, and could be subject to additional penalties and adverse measures in the future. Visa, MasterCard, American Express or other credit card companies could create new participant licenses, adopt new operating rules or reinterpret existing rules that we or our processors might find difficult or even impossible to follow. Moreover, payment networks may change these rules and standards from time to time in their sole discretion and with or without advance notice to their participants. These changes may be made for multiple reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the payment networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks, acquirers and other processors and payment network providers may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards.
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

DLocal Limited	27

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

DLocal Limited	28

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

DLocal Limited	29

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

DLocal Limited	30

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

DLocal Limited	31

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

DLocal Limited	32

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
We may need to obtain specific approvals in some of the jurisdictions in which we have operations. However, there is no assurance that such approvals will be obtained in a timely manner, or at all, nor that we will secure approvals on time in jurisdictions where we may seek to operate in the future. In addition, the Argentine economy has experienced a balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of companies to convert local currencies into foreign currencies and imposing other exchange controls. During 2023 and 2024, the Argentine central bank unexpectedly limited the amount of funds that could be expatriated from Argentina, based on previous years’ expatriation volumes. This caused certain operational challenges until we were able to reach a resolution with the central bank. Similar actions could occur in the future, including by central banks in other countries, and we may not be able to adequately address such restrictions. In 2025, no such restrictions were imposed in Argentina. While in April 2025, the Argentine Central Bank issued regulations that clarified and simplified access to the official foreign exchange market in a way that should allow for service payments to non-related foreign counterparties to be permitted without requiring prior Argentina Central Bank approval, there can be no assurance that these regulations will not change and we could be subject to additional foreign exchange controls in the future. From time to time, we net funds, which could be challenged by regulators due to foreign exchange controls and in some cases we may use alternative expatriation channels, including brokers and foreign funds remittance agencies, as well as through the use of crypto currencies, each of which may create additional risks, including counterparty and additional credit risks (see also —“Developing new payment solutions involving cryptocurrencies and settling payments that may be used to purchase or sell cryptocurrencies could subject us to additional risks”). These restrictive exchange control measures prevent or severely restrict the access to exchange for foreign currencies, such as U.S. dollars and the ability to remit them out of the country (which measures include prior approval by the local central bank, which may be denied at its discretion) and also restrict the ability to hold foreign currency in cash within the relevant jurisdiction. If we are unable to transfer such amounts from such jurisdictions when and as needed, we will remain subject to foreign exchange risk relating to such retained funds denominated in local currencies (including merchant funds held by us), to the extent we cannot convert such funds into other currencies (whether as a result of foreign exchange restrictions in such jurisdictions, or any restrictions on transferring funds out of such jurisdictions), which may adversely impact our ability to settle such transactions and subject us to significant foreign exchange risk, which could have a material adverse effect on our results of operations, liquidity and financial condition. See “—We are exposed to fluctuations in foreign currency exchange rates,” and “— Our working capital needs may grow in excess of our cash generation capabilities, which may cause a decline in our cash and cash equivalents.”
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

DLocal Limited	33

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

DLocal Limited	34

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.
We are, and may be in the future, party to litigation, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, intellectual property, tax or regulatory events, involving our clients, suppliers, consumers, as well as competition, government agencies (including central banks) and tax authorities, particularly with respect to civil, tax, financial, foreign exchange, and labor claims (including employee lawsuits). Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Also, we currently are, and may in the future be, party to one or more securities class actions regarding our registration statement on Form F-1 in connection with our initial public offering and other related reports. We believe that a number of the class action securities claims, the first of which was filed against us on February 23, 2023, are in significant part a result of negative publicity by a short seller. With respect to that claim, on March 20, 2025, the court issued a decision and order granting the motion and dismissing the complaint as to all moving defendants, including dLocal. On April 18, 2025, the plaintiffs filed a notice of appeal of the decision and order granting the motion to dismiss, and oral argument on Plaintiffs' appeal is currently scheduled for March 25, 2026. In addition, we are also the subject of a separate class action filed against us on October 6, 2023, that alleges misstatements and omissions in various public filings during the period of May 2, 2022, to May 25, 2023, relating to regulatory foreign exchange control risks in Argentina. We have filed a motion to dismiss this separate action, which motion remains pending.
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
We outsource a number of activities related to our business to independent contractors and staffing companies in order to adapt to different market customs and practices and to maintain a flexible cost base. During 2025 and 2024, we hired certain employees that we had previously engaged as independent contractors. And while we have implemented policies regarding compliance with labor and social security obligations by our contractors, we cannot assure that our contractors will abide by their obligations or that local authorities in each market where we have operations will not impose additional labor related taxes or charges in connection with the contracts we have in force with such contractors, nor that contractors will not initiate legal actions to seek indemnification from us based on applicable labor laws and court ruling in the jurisdictions in which we engage independent contractors for a portion of our operations. In certain jurisdictions, we may be held jointly and severally liable with the staffing and payroll companies that we use. If we were to incur material labor liabilities in connection with outsourcing certain operations to independent contractors, such liabilities could have an adverse effect on our financial condition and our results of operations.
We may be subject to unexpected claims and liabilities and reputational risk arising from our former operations as a division of, or as a result of the services we provided to, AstroPay.
Prior to August 1, 2018, we operated as a division of AstroPay, a global payment solutions provider with operations in emerging markets. On August 1, 2018, our business was separated from the business of AstroPay and its then-affiliated entity, Directa24, pursuant to a separation agreement. While we operated our business as a distinct division of AstroPay prior to the separation (and the separation agreement includes a mutual discharge provision related to claims against each other), we may still be subject to unexpected claims and liabilities relating to, arising out of or resulting from the separation, including, but not limited to, liabilities arising from the carve-out of our operations from AstroPay, and/or claims from third parties as a result of our status as a legacy operation of AstroPay. Moreover, while the separation agreement sets forth certain non-compete and non-solicitation agreements for both parties, these provisions shall lapse the earlier of (i) two years from the consummation of a change of control transaction which constitutes a sale of 100% of the issued share capital of either party; or (ii) three years from the consummation of any other change of control transaction of either party. We are subject to competition from AstroPay in certain industry verticals and may become subject to competition across all industry verticals in the future upon the expiration of such non-compete and non-solicitation clauses. We are also subject to reputational risk related to our prior operations as a division of AstroPay and potential misattribution of our operations to those of AstroPay, and beginning in 2022 we began processing payments for certain AstroPay customers, which could subject us to additional reputational and other risks. For the year ended December 31, 2024, revenues from AstroPay represented 0.03% of our total revenue. Since 2025, we no longer provide services to AstroPay.

DLocal Limited	35

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
Since 2025, we are no longer providing services to AstroPay.
Our use of open-source software could negatively affect our ability to sell our services and subject us to possible litigation.
Our platform incorporates and relies upon the use and development of open-source software, and we intend to continue our use and development of open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open-source licenses, which generally consist of GNU General Public Licenses (GPU) and GNU Lesser General Public Licenses (LGPL), we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open-source software for no cost, among other requirements. If an author or other third-party that uses or distributes such open-source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained or are dependent upon the open-source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, or require us to devote additional research and development resources to change our platform. The terms of many open-source licenses to which we are subject have not been interpreted by courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies. Any requirement to disclose our proprietary source code, lack of availability of or updates to open-source software or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop services that are similar to or better than ours.
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

DLocal Limited	36

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
Following the UK’s departure from the EU on January 31, 2020, commonly referred to as Brexit, dLocal Limited (Malta) entered the UK Temporary Permissions Regime (TPR), which allowed it to continue providing certain payment services to UK clients on a transitional basis, while the long‑term licensing structure under FCA supervision was defined. During this TPR period: dLocal Limited continued to contract with UK merchants under its MFSA license and the TPR, maintaining its cross‑border payments operations. In parallel, the group established and sought authorization for dLocal OpCo UK as a UK‑incorporated, FCA‑authorized entity, with the strategic objective that this entity would assume the full contractual and operational relationship with UK‑based merchants once the license was granted. As previously noted, dLocal Limited operated in the UK under the Temporary Permissions Regime (TPR) until December 31, 2023. Upon expiry of the TPR, the entity entered the Contractual Run-Off (CRO) regime under the UK Financial Services Contracts Regime, which permitted the servicing of pre-existing UK merchant relationships only and prohibited the onboarding of new UK customers. In parallel, dLocal OpCo UK obtained FCA authorization in December 2024. Following this authorization, UK merchant agreements were progressively migrated to dLocal OpCo UK, which thereafter assumed the full contractual and operational provision of payment services to those merchants under its UK license. Upon grant of the API license to dLocal OpCo UK on December 17, 2024, the group implemented a structured CRO exit and migration plan for UK merchants from dLocal Limited to dLocal OpCo UK: New UK merchant relationships were no longer onboarded under dLocal Limited and its CRO regime. A contractual and operational migration plan was launched, as outlined to merchants and regulators (MFSA and FCA). All novations were completed prior to December 30, 2025, following which processing was conducted exclusively under dLocal OpCo UK. Any further disruption to our business following Brexit could adversely affect our business and financial condition.

DLocal Limited	37

Public health threats or outbreaks of communicable diseases, such as the COVID-19 virus and others, could have an adverse effect on our operations and financial results.
Our business could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, such as the outbreak of COVID-19. The COVID-19 pandemic negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets.
While we believe that our business generally benefitted from the shift from in-store shopping and traditional payment methods towards e-commerce and digital payments during the COVID-19 pandemic, the ultimate extent of any other epidemic, pandemic or other health crisis on our business, financial condition and results of operations will depend on future developments, including the condition and the dynamics of the global economy, shifts in purchasing behavior, new virus variants, new information that may emerge concerning the severity of the pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, could have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
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
We carry out substantially all of our business for merchants operating in emerging market countries, primarily Brazil, Mexico, Argentina and Chile. Our operations provided to merchants whose end users are concentrated in Latin America account for a substantial portion of our business. The services we provide to such merchants accounted for 80%, 75% and 76% of our revenues for the years ended December 31, 2025, 2024 and 2023, respectively. The concentration of the services we provide to merchants who operate in these countries exposes us to risks related to the political, regulatory, economic and social conditions in these countries.
For example, in Argentina (where revenue based on the country where the end users of our merchant customers executed their payments represented 15%, 11% and 12% of our revenue in 2025, 2024 and 2023, respectively) the economy has historically experienced very high rates of inflation that have undermined the Argentine economy and the Argentine government’s ability to foster conditions for stable growth. High rates of inflation in Argentina have adversely affected economic activity and employment levels, real salaries, consumption and interest rates. In addition, as the Argentine fiscal deficit has increased and Argentine central bank reserves have decreased, the Argentine government has responded by increasing tax rates, and by reinstating foreign exchange controls, to which we may be subject in the emerging markets in which we operate. Moreover, in the past Argentina has experienced social and political turmoil, including civil unrest, riots, strikes and street demonstrations. Although we have generally been able to offset the heightened foreign exchange and exchange control risks in Argentina with higher overall fees on transactions conducted through our Argentine operations, the persistently poor economic conditions in Argentina, in particular the significant foreign exchange rate volatility of the Argentine peso and uncertainty regarding exchange control measures could have an adverse effect on our business, financial condition and results of operations. For example, during 2022 and 2023, the Argentine central bank unexpectedly limited the amount of funds that could be expatriated from Argentina, based on the volumes expatriated in previous years which created certain operational problems until we were able to reach a resolution with the central bank. Moreover, foreign exchange regulations in Argentina are subject to change from time to time. Changes in Argentine foreign exchange regulations may make it difficult to expatriate funds on a timely basis, or at all, which could have an adverse effect on our business, financial condition and results of operations. While in April 2025, the Argentine Central Bank issued regulations that clarified and simplified access to the official foreign exchange market in a way that should allow for service payments to non-related foreign counterparties to be permitted without requiring prior Argentina Central Bank approval, there can be no assurance that these regulations will not change and we could be subject to additional foreign exchange controls in the future.
In addition, during 2024 and 2023 certain administrative and judicial inquiries were initiated against our Argentinean subsidiary, dLocal Argentina S.A. These inquiries do not seek financial penalties at this stage. As of the date of this filing, no provision for contingencies has been recorded for the aforementioned matters.
Similar actions may occur in the future, including by central banks of other countries, and we may be unable to adequately address such restrictions.

DLocal Limited	38

In addition, in Brazil (where revenue based on the country where the end users of our merchant customers executed their payments represented 19%, 20% and 24% of our Revenue in 2025, 2024 and 2023, respectively), recent economic and political instability has led to a negative perception of the Brazilian economy, which could adversely affect us given the significant concentration of our TPV transacted by our merchants in Brazil. Following the 2023 Brazilian election results, there were mass protests and demonstrations across Brazil by supporters of the former President of Brazil contesting the election results. On January 8, 2022, demonstrators invaded government buildings in Brasilia, including the Brazilian Congress and the Brazilian Federal Supreme Court, which led the Brazilian Federal Supreme Court to order the arrest of participants and some politicians and resulted in new investigations. As a result of past corruption allegations against the current President of Brazil and his political party’s involvement in the events that gave rise to the historic “Lava Jato” operation, his current presidency is subject to further political uncertainty. Although the incumbent administration has presented its priority initiatives for 2025 and 2026, there is a considerable level of uncertainty regarding future economic measures that may be implemented and how they could affect the economy, including as a result of the Brazilian presidential elections to be held in October 2026. Because a significant share of our business is carried out in Argentina and Brazil, ongoing political and social unrest and poor economic conditions and government measures taken in response thereto in Argentina and in Brazil could have an adverse effect on our business, financial condition and results of operations.
In Mexico (where revenue based on the country where the end users of our merchant customers executed their payments represented 17%, 20% and 18% of our Revenue in 2025, 2024 and 2023, respectively) the Mexican government exercises considerable influence over many aspects of the economy. Our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, changes in the financial, governance and operating structure of state-owned enterprises and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate and fee caps, as well as tax policies. The economy of Mexico has experienced significant volatility in past decades, characterized, in some cases, by slow or regressive growth and contraction, declining investment and high inflation. According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), and the Mexican Central Bank, in 2023, GDP increased 2.4% and inflation reached 4.9% as the economy continued to recover and inflation increased globally. In 2024, GDP increased 1.3% and inflation reached 4.2%, as the economy continued to recover and inflation began to stabilize in certain parts of the world. In 2025, GDP increased 0.5% and inflation reached 3.7%, reflecting macroeconomic conditions and trends observed during the preceding year, including a gradual economic recovery and signs of stabilization in inflation in certain parts of the world. Economic conditions in Mexico remain subject to change, and governmental actions relating to economic policy and industry regulation may influence the broader economic and regulatory environment.
Further, in Chile, political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the enactment of Chile’s new constitution could adversely impact our business. Since 2019, Chile has experienced periods of social unrest and political debate regarding structural reforms, including constitutional reform processes, which have contributed to market volatility and exchange rate fluctuations. Referendums on the new constitution were held. The final text was finished by July 2022 and submitted to popular vote in September of that year, where 62% of voters rejected the proposed constitution amidst general criticism. In December 2022, different political parties reached an agreement for a new constitutional process with a defined set of principles for the new constitution. The new constitutional process started in January 2023 with the enactment of the new law and continued with the appointment of commissions in March, the election of the constitutional council on May 7, 2023 and a popular vote on a new draft constitution on December 17, 2023, which was rejected by 55% of the votes. No assurance can be given that any changes to the constitution or that disruptions in the political and economic climate in Chile will not adversely affect our business, financial condition or results of operations.
Inflation increased throughout countries in Latin America, as a result of supply shocks that affected the price of foodstuff, climate events that hit electricity generation, disruption in supply chains and the depreciation of local currencies, among others, but moderated over the remainder of the year, with inflation declining in most major economies by year-end, though remaining elevated in certain jurisdictions relative to historical averages and central bank targets.
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

DLocal Limited	39

•growth or downturn of the economy of the countries in which we operate;
•interest rates and monetary policies;
•exchange rates and currency fluctuations;
•restrictions on capital and funds expatriation;
•inflation;
•liquidity of the domestic capital and lending markets;
•exchange control policies and restrictions on remittances abroad and payments of dividends;
•modifications to laws and regulations, sometimes radical changes, according to political, social and economic interests;
•fiscal policy, monetary policy and changes in tax laws or rates;
•economic, political and social instability, including general strikes, mass demonstrations and civil strikes;
•high levels of unemployment and underemployment;
•labor and social security regulations;
•actual or threatened epidemics, pandemics, outbreaks, or other public health crises;
•limited infrastructure, including access to telecommunications and internet services;
•energy and water shortages and rationing;
•expropriations;
•commodity prices;
•high levels of organized crime activity;
•natural disasters;
•government intervention in the private sector, including through potential nationalization of private enterprises; and
•other political, diplomatic, social and economic developments in or affecting the countries in which we operate.
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

DLocal Limited	40

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

DLocal Limited	41

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
The market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:
•announcements by us or our competitors of significant contracts or acquisitions;
•increase in competition in our markets;
•significant impacts in cross-border flows between countries;
•political crises, conflicts, wars and civil unrest in the countries in which we operate;
•the evolving macroeconomic and trade landscape globally, and its potential impact on emerging markets;
•the recent increase in tariffs in Mexico and other countries where we operate, along with potential trade barriers in other markets;

DLocal Limited	42

•technological innovations by us or competitors;
•the failure of financial analysts to cover our Class A common shares or changes in financial estimates by analysts;
•actual or anticipated variations in our results of operations;
•changes in financial estimates by financial analysts or in the projections that we provide to the market, or any failure by us to meet or exceed any of these estimates or projections, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;
•future sales of our shares;
•changes in fiscal policies in the countries where we operate, such as Brazil;
•the potential for currency devaluations and/or changes in foreign exchange regimes, for example in Argentina;
•investor perceptions of us and the industries in which we operate; and
•being the subject of adverse market reports, regardless of whether such reports have merit.
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
Techniques employed by short sellers may drive down the market price of our common shares, negatively impact our business operations and/or generate litigation, whether or not meritorious.
Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. Short sellers seek to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement securities, as short sellers hope to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the securities to decline, certain short sellers publish, or arrange for the publication of, negative research reports and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, created downward pressure on the price of our Class A common shares.
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

DLocal Limited	43

Failure to meet any financial performance guidance or other forward-looking statements we may provide to the public could result in a decline in our stock price
We provide public guidance on certain of our expected financial and operating results, and we may continue providing guidance on these or other results or other forward-looking information for future periods. We believe that this guidance provides investors and analysts with a better understanding of management’s expectations for the future and is useful to our existing and potential shareholders, but such guidance is comprised of forward-looking statements subject to the risks and uncertainties described in this annual report. Our guidance is based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from our projected results, performances or achievements expressed or implied by the guidance. Furthermore, except as required by law, we have no obligation to publicly update or revise our guidance to reflect events or circumstances arising after the date of this annual report. If our financial results for any period do not meet our guidance or the expectations of market participants, or if we revise or reduce any guidance for future periods, the market price of our Class A common shares could decline.
As of December 31, 2025, holders of our Class B common shares together own 43.76% of our outstanding common shares and 79.55% of corresponding voting rights, and have the power, as a group, to elect a majority of the members of our board of directors, which means that these shareholders, when acting in concert, have significant influence over matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
As of December 31, 2025, holders of our Class B common shares beneficially own 43.76% of our outstanding common shares and 79.55% of corresponding voting rights and all of our outstanding Class B common shares. As a result, these shareholders, when acting in concert, exercise significant influence over all decisions at our shareholders’ meetings. In addition, for so long as they hold our Class B common shares, such holders shall be entitled to appoint at least a majority of the members of our board of directors. They also, when acting in concert, have significant influence to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, our existing Class B common shareholders may exercise their voting power in a manner to cause us to make acquisitions that increase the amount of our indebtedness or outstanding common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of our Class B common shareholders on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They may, when acting in concert, be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
We have granted holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.
Under our Articles of Association, each holder of our Class B common shares is entitled to preemptive rights to purchase additional Class B common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which as of December 31, 2025, were 43.76% of our outstanding shares. The exercise by holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase.
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

DLocal Limited	44

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
We intend to pay annual cash dividends to the holders of our common shares in an amount equal to 30% of our Adjusted Free Cash Flow of the prior year.
However, we are not legally obligated to pay an annual dividend or any other dividends, whether at a specified rate or at all. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our board of directors considers relevant. In addition, our holding company structure makes us dependent on the operations of our subsidiaries. See “—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Distribution Policy.”
Our dual class capital structure means our shares cannot be included in certain indices. We cannot predict the impact this may have on the trading price of our Class A common shares.
In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of share capital or shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public shareholders or stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

DLocal Limited	45

The dual class structure of our common shares has the effect of concentrating voting control with Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments Ltd., Sebastián Kanovich (indirectly through Nordau Inc) and Jacobo Singer (indirectly through Bosinja Limited) as the beneficial owners of the entirety of our Class B common shares; this limits or precludes your ability to influence corporate matters.
Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to five votes per share, so long as the total outstanding Class B common shares represent at least 10% of the total number of common shares (Class A and Class B) then outstanding. The beneficial owners of all of our Class B common shares are Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments Ltd., Sebastián Kanovich (our former co-CEO, one of our directors and founders, indirectly through Nordau Inc) and Jacobo Singer (indirectly through Bosinja Limited our former co-President, former COO and one of our former directors). See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Due to the five-to-one voting ratio between our Class B and Class A common shares, Andres Bzurovski Bay, IZBA SA, Aqua Crystal Investments, Sebastián Kanovich and Jacobo Singer will continue to exercise disproportionate voting power of our common shares and therefore be able to maintain significant influence over matters submitted to our shareholders so long as the total outstanding Class B common shares represent at least 10% of the total number of common shares (Class A and Class B) then outstanding.
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

DLocal Limited	46

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
In addition, on November 15, 2023, a holder of warrants exercised its net issuance right resulting in a net issuance amount of 6,334,134 shares at a Fair Market Value of US$18.098 per share, calculated using the average price of five business days before the exercise date. Prior to October 1, 2025, we had warrants outstanding issued to an affiliate of one of our merchant customers to acquire up to 8,672,500 of our outstanding Class A common shares exercisable through January 24, 2026 at a purchase price per share of either (1) US$0.5726 or (2) upon any reorganization (including any change of control) of the Company, the lesser of (i) US$0.5726 and (ii) sixty percent (60%) of the price per share paid in or implied by such transaction. These warrants limited such customer’s beneficial ownership to 4.999% of our outstanding Class A common shares unless such customer waived this limit upon 61 days’ notice. In addition, on May 15, 2025, a holder of warrants exercised its net issuance right resulting in a net issuance amount of 7,968,281 shares at a Fair Market Value of US$9.5680 per share, calculated using the average price of five business days before the exercise date. Subsequently, on October 1, 2025, the remaining outstanding warrants—held by an affiliate of one of our merchant customers—were fully exercised. This final exercise covered 197,000 Class A common shares using the net issuance (cashless exercise) method, based on a five-day average closing price of US$14.508 per share. As a result, 7,776 shares were surrendered to pay the aggregate exercise price of US$112,802, and 189,224 net shares were issued to the warrant holder. Following this transaction, no warrants remain outstanding. Each of these warrant exercises increased the total number of Class A common shares issued and outstanding and was dilutive to our other shareholders. If we issue additional warrants in the future and they are exercised, the Class A common shares issued will further increase the total number of Class A common shares issued and outstanding and thus be dilutive to our other shareholders.
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

DLocal Limited	47

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
As a foreign private issuer, we rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our Class A common shares.
Section 5605 of the Nasdaq equity rules require listed companies to have, among other things, compensation and nomination committees that are comprised entirely of independent directors and a requirement that independent directors have regularly scheduled meetings with only independent directors present . As a foreign private issuer, however, we are permitted to follow, and we do follow home country practice in lieu of the above requirements. See “Foreign Private Issuer Status”

DLocal Limited	48

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
In addition, the SEC has recently solicited public comment on whether the definition of “foreign private issuer” should be amended, and any resulting rulemaking could narrow the class of companies eligible for FPI status or otherwise change the criteria or process for determining such status. Even if we maintain FPI status, U.S. legislative, regulatory or exchange developments may reduce or eliminate certain accommodations historically available to FPIs and increase our compliance obligations and costs. For example, directors and officers of FPIs will be subject to Section 16(a) reporting requirements beginning March 18, 2026. The resulting increase in compliance burdens and costs could be significant, could divert management's time and attention from operating our business, and could adversely affect our financial condition and results of operations.
Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.
Our corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of the Cayman Islands (the "Companies Act") and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.
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

DLocal Limited	49

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
Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands’ judgment in respect of the same matters, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). In addition, a court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.
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
Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:
•have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this annual report;
•have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;
•have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;
•understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and
•be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

DLocal Limited	50

There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences.
Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our goodwill (which may be determined, in part, by reference to the market price of our Class A common shares during 2025) we believe that we were not a PFIC for our 2025 taxable year and we do not expect to become one in the foreseeable future. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (1) we hold and expect to continue to hold a substantial amount of cash, which is generally categorized as a passive asset; and (2) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
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
Item 4. Information on the Company
A.History and development of the company.
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
Since our inception, we have harbored global ambitions. We started with a single product to support a single payment method in one market, specifically pay-in cross-border payments in Brazil. Our early success empowered us to expand to other emerging markets, offering our services today in 44 countries including Brazil, Mexico, Argentina, Colombia and Chile in Latin America; Nigeria, South Africa, and Morocco in Africa; and India, Philippines, and Indonesia in Asia, among others.
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

DLocal Limited	51

We benefit from the support of our investors, including our strategic shareholders, such as General Atlantic, and the opportunities our scalable platform offers us. Moreover, Sebastián Kanovich, our former co-CEO and one of our directors and founders, and members of our founding management team and board of directors hold a meaningful combined ownership in dLocal and are deeply committed to our continued success. See “Item 6. Directors, Senior Management and Employees”. With this support and commitment, we may continue expanding into new markets, developing new products, and retaining and expanding our merchant base while growing their overall volume processed through our platform (including, in each case, through potential acquisition opportunities), all of which are drivers that we believe will continue to propel our growth in the years to come.
Capital Expenditures
For a description of our principal capital expenditures in the years ending December 31, 2025, 2024 and 2023, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”
Our Incorporation
We are a Cayman Islands exempted company incorporated with limited liability on February 10, 2021, for the purposes of facilitating our initial public offering that took place on June 3, 2021. Our principal executive offices are located PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands and our operational headquarters is located at Dr. Luis Bonavita, 1294, Montevideo, Uruguay 11300. Our legal name is DLocal Limited and our commercial name is “dLocal.” Our telephone number at our principal executive offices is +1 (424) 392-7437. Our agent for service of process in the United States is Cogency Global Inc., located at 122 E. 42nd Street, 18th floor, New York, New York 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is investor.dlocal.com. The information contained in, or accessible through, our website is not part of, and is not incorporated into this annual report.
Recent Developments
On December 23, 2025, we announced the completion of our transition to a nine-person, majority-independent Board of Directors, which now consists of five independent members. In connection with this transition, Francisco Fernandez de Ybarra del Rey and Nelson Mattos were appointed as independent directors.
Mr. Ybarra joins the Board after a 36‑year career at Citigroup, where he was CEO of Citi’s Institutional Clients Group (ICG), a member of Citi’s Management Committee, and co-chaired the ICG Risk Management Committee. He has also held roles on corporate boards, including his current tenure at The Man Group plc.
Mr. Mattos brings extensive product development and engineering leadership experience, including service as Vice President ("VP") at Google for Europe and Emerging Markets and earlier with IBM as a Distinguished Engineer and VP for Information and User Technologies. He is an independent consultant advising startups across Silicon Valley, Europe, and emerging markets, and sits on several boards and non‑profits.
Eduardo Azar, Martín Escobari, Jacobo Singer, Martin Toulan and Sergio Fogel stepped down from the Board of Directors. Mr. Fogel, previously our President and CSO, transitioned to a non-executive role as Co-Founder and Strategic Advisor. Concurrently, Andres Bzurovski assumed the role of Chairman, and the Board established three new committees: Nominating & Corporate Governance, Compensation, and Product & Technology.
As of December 31, 2025, we had recorded assets due from a third-party payment processor in an aggregate amount of US$8.3 million, consisting of US$2.1 million classified as advances and other receivables and US$6.2 million classified as other financial assets measured at fair value through profit or loss (FVPL). These assets related to a series of installment payments contractually due. The first installment was received on December 27, 2024. As of June 30, 2025, following the third-party payment processor’s failure to pay the second installment when due, we continued to expect recovery of the outstanding amounts and were assessing available alternatives, including the potential initiation of legal proceedings, while monitoring the recoverability of such assets. During the second half of 2025, based on further developments the portion classified as advances and other receivables in the amount of US$2.1 million was fully written off and recognized as other operating losses. In addition, the remaining balance classified as a financial asset measured at FVPL was reassessed, and its fair value was reduced to US$5.6 million as of December 31, 2025, with the corresponding fair value adjustment recognized in profit or loss. Following continued non-payment and the failure from the third-party to honor the third installment due on December 31, 2025 and the deterioration of recovery prospects relative to the expectations held as of June 2025, in February 2026 we commenced the process to formally initiate a legal claim against the third-party payment processor for the outstanding amounts. While the process is in the early stages, we continue to monitor developments and assess the recoverability of the remaining balance in accordance with our accounting policies and applicable accounting standards. Legal counsel and we continue to believe that we have strong arguments to recover the amounts due and that this matter will not result in any material additional loss to the Company.

DLocal Limited	52

In June 2025, we announced our intention to acquire AZA Finance, a fintech company specializing in cross-border payments and foreign exchange solutions in Africa, subject to regulatory approvals. Following this announcement, in July 2025, a third-party initiated legal proceeding against AZA Finance (the "Proceeding"). As a result, we determined to pursue a restructuring of the transaction, focusing on the acquisition of the assets and/or entities most strategically relevant to dLocal, subject to the satisfactory resolution of the Proceeding and the receipt of applicable regulatory approvals. In November 2025, Proceeding was resolved and formally withdrawn. As part of the originally announced acquisition of AZA Finance, we had extended a credit facility to AZA Finance to support its working capital requirements pending completion of the transaction. This credit facility is recognized as an asset on our balance sheet and was measured at fair value of US$24.1 million as of December 31, 2025 (see Note 17. Other Assets). On 27 February 2026, we exercised the call option by acquiring certain assets and 100% share capital of Mint Code Solution S.A., Cameroon (see Note 32. Subsequent events)
On September 3, 2025, General Atlantic DO B.V., one of our shareholders, conducted an underwritten registered secondary offering of 15,000,000 of our Class A common shares. We were not a seller in the offering and did not receive any proceeds from the sale. The offering closed on September 5, 2025 following the full exercise by the underwriters of their option to purchase an additional 2,250,000 Class A common shares from the selling shareholder, resulting in the sale of an aggregate of 17,250,000 Class A common shares.
B.Business overview.
Our Mission
Our mission is to enable global merchants to connect seamlessly with billions of emerging market users.
Overview
dLocal is focused on simplifying and redefining the online payments experience in emerging markets. Through one API, one technology platform, and one contract, which we collectively refer to as the One dLocal model, we enable global enterprise merchants to get paid (pay-in) and to make payments (pay-out) online in a safe and efficient manner. Merchants on our platform consistently benefit from improved acceptance and conversion rates, reduced friction, and enhanced fraud prevention, which enables merchants to better serve nearly 2 billion potential combined internet users in the countries we serve. Our proprietary, fully cloud-based platform has the ability to power both cross-border and local-to-local transactions in 44 countries as of December 31, 2025. Our solutions are designed to be user-friendly and seamlessly adapted to our different countries and payment methods. We empower global merchants to expand their market reach by connecting them to consumers through more than 160 different local pay-in payment methods and 939 local pay-out payment methods, including financial institutions, across different geographies. In addition, our proprietary technology architecture is designed to be highly scalable and flexible, enabling us to rapidly innovate in response to market demand, expand our services to new countries, and enhance our value proposition for our merchant clients. We believe that our product offering is the most comprehensive online payments infrastructure currently available for global enterprise merchants operating across emerging markets.

DLocal Limited	53

Since our inception, we have developed multiple new solutions for our merchants and are well-positioned to continue to innovate and be at the forefront of developments in payments technology. “dLocal for Platforms” is an example of an end-to-end payment solution we added that streamlines onboarding and verification, simplifies payment processing, provides robust funds and platform management tools and therefore enhances the overall customer experience. Most recently, we launched “smart” alternative payment methods (“SmartAPMs”), which includes tokenized alternative payment methods across multiple emerging markets to reduce friction and replicate card-on-file convenience, and added Buy Now Pay Later (“BNPL”) integrations that connect leading providers at checkout expanding payment options for end users which helps increase conversion for merchants. We do not assume any underlying credit risk associated with the buyer through our BNPL offering.
Our focus on meeting merchants’ demands drives us to develop solutions that address the complex payments issues they face in emerging markets. For example:
•For a satellite internet provider, we enabled recurring local billing and non-card payment methods so they could launch 11 countries at once and rapidly scale to more than 30 emerging markets through a single integration.
•For a fast-growing remittance-focused fintech, we powered real-time, stablecoin-backed cross-border payouts into local currencies across Latin America, reducing transaction costs, speeding settlement, and providing enterprise-grade reliability behind a chat-based user experience.
•For a leading global travel booking platform, we delivered a localized checkout experience with key APMs, local cards, and eWallets across Latin America and Asia, reducing checkout abandonment, significantly lifting conversion, and increasing TPV through a single integration covering payments, FX, and reconciliation.
•For a fast-growing cross-border e-commerce marketplace, we power a localized checkout that brings alternative payment methods and installments to shoppers across more than 20 emerging markets, significantly improving conversion and sales.
•For a leading global ride-hailing platform, we provide a unified payment layer that supports local cards, wallets, and instant driver wallet top-ups across markets in Africa, Latin America, and Asia, reducing operational complexity while improving reliability for riders and drivers.

DLocal Limited	54

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
We are an enterprise-focused company targeting large global merchants operating in various verticals and geographies, including financial services, remittances, e-commerce, advertising, streaming, on-demand delivery, ride hailing, SaaS, travel, e-learning, gaming, and crypto. Our global platform is built from the ground up to be accessible through a single direct API and to meet the rapidly evolving needs of fast-growing global merchants. We prioritize simplicity, scalability, transparency, agility, and innovation, which are key factors contributing to our continued success. Our portfolio includes over 760 global merchants, including leading global enterprises such as Shein, Didi, Payoneer, Temu, Google, Facebook, Rappi, Deel, Uber, SpaceX, Worldpay and Spotify. We also partner with leading marketplaces such as Shopify to help their SMB clients and partners extend their geographic reach. Our global merchants benefit from maintaining direct relationships with their end-users while facilitating a faster, safer, more reliable, and compliant payments experience. On average, our top 50 global enterprise merchants utilized dLocal’s platform in approximately twelve different countries and 50 pay-ins payment methods for the year ended December 31, 2025. We define enterprise merchants as those merchants processing more than US$6 million total payments volume, or “TPV,” during the period. Our global enterprise merchants, comprising 99% of our TPV in the year ended December 31, 2025, 98% in 2024 and 97% in 2023, demonstrate the trust and strong relationships we have built with our global enterprise merchants.

DLocal Limited	55

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
Our single integrated platform offers a merchant-friendly alternative to the fragmented legacy providers that global merchants were previously forced to rely on for payments in emerging markets. With a robust online payments infrastructure spanning 44 countries as of December 31, 2025, we empower merchants with seamless transactions across diverse markets. Our direct relationships with global merchants, strategic partnerships with APMs, local financial institutions, and acquirers, along with our deep understanding of the regions we serve, set us apart. Additionally, our compliance, tax, and fraud management capabilities create a competitive edge that is difficult to replicate. Driven by a technology-first approach, an execution-focused culture, and an agile innovation mindset, we remain at the forefront of the industry. We believe the current artificial intelligence (“AI”) revolution may further benefit our business. We are applying AI to help us develop faster and operate more efficiently, which may increase customer retention and lower our cost to serve. We focus our AI efforts on three areas: operational efficiency by automating manual, repetitive tasks; platform capabilities using real time machine learning to help prevent fraud, improve routing for conversion, cost and speed, and detect unusual patterns; and workforce tools that may improve employee productivity.
Our success is reflected in our rapid growth and strong profitability. dLocal earns revenue from fees charged to our merchants in connection with payment processing services for cross-border and local-to-local payment transactions in emerging markets. These fees are primarily generated on a per approved transaction basis as either a fixed fee per transaction or fixed percentage per transaction. The fees include a processing fee, as well as an FX service fee earned on payments involving conversion of currencies and expatriation of funds to and from various currencies, including the U.S. dollar and the Euro. The fees charged also include installment fees, chargebacks and refund fees, as well as other fees, such as initial set up fees, minimum monthly fees, maintenance fees, and small transfer fees. Our TPV was US$40.8 billion, US$25.6 billion and US$17.7 billion for the full years of 2025, 2024, and 2023, respectively, representing an increase of 59.6% when comparing the full year of 2025 to 2024 and an increase of 44.7% when comparing the full year of 2024 to 2023. Our total revenues were US$1,093.6 million, US$746.0 million and US$650.4 million for 2025, 2024, and 2023, respectively, representing an increase of 46.6% when comparing the full year of 2025 to 2024 and an increase of 14.7% when comparing 2024 and 2023.
We believe our asset-light operating model with low capital requirements allows for continuous reinvestment to drive top line growth. Our strong profitability and cash flow generation is due in large part to our solving of the complex payments problems on behalf of our merchants in underserved geographies. Our Adjusted EBITDA Margin was 25.4%, 25.3% and 31.1% during the full years of 2025, 2024, and 2023, respectively. We expect to continue to invest in profitable growth, pursuing opportunities that grow both our revenues and our profit for the year, always in a disciplined manner in an effort to maximize the return on these investments. Furthermore, we expect to continue to balance efficiently using our capital and maximizing shareholder returns, a practice we believe is demonstrated by the fact that we have returned US$351 million to shareholders between January 1, 2022 and December 31, 2025, through a combination of dividends and share buybacks.

DLocal Limited	56

Our Competitive Strengths
The following strengths and advantages are at the core of our strategy:
One single API, one single platform to connect to emerging markets
dLocal’s value is derived from the simplicity of our fully cloud-based proprietary platform, accessible through a single API, that enables global merchants to potentially reach nearly 2.8 billion internet users in the emerging markets we serve (excluding China). Traditional payments providers serving these markets are often burdened with disparate legacy technology systems that have been stitched together over time. This limits pricing transparency and leads to reconciliation and refund management complexities, a sub-optimal user experience, lower conversion rates, and subpar system availability, as well as increased levels of fraud and compliance issues. Conversely, dLocal offers a modern and flexible technology stack that is purpose-built to meet our global merchants’ high performance and scalability expectations, as demonstrated in our ability to increase our TPV by 300 times between 2016 and 2025. Additionally, we use artificial intelligence ("AI") to accelerate feature delivery and improve conversion. We believe the durable advantage lies not in AI itself, which is broadly available, but in how we apply it to our proprietary, multi-year transaction and risk data. Machine learning models trained on this data and integrated across our platform may improve approval rates, reduce latency, and lower costs in ways that may be difficult for others to match.
dLocal’s platform provides rapid, reliable, and convenient support for pay-in and pay-out transactions, including cross-border and local-to-local in each case. We deliver a seamless, transparent, and integrated experience for global merchants while ensuring secure and compliant transactions. Our platform has been designed to make it simple for our merchants to add payment methods, products, and new markets quickly and simply in an expeditious manner, all through a single point of integration and one contract. Our single API addresses the requirements of our merchants, ranging from back-end integration to an easy-to-integrate checkout module with which dLocal can handle the payment process. In addition, a merchant can create a payment using a payment link (no-code solution) or any of the plugins we have available. We increase the payments conversion rates through automatic retries, fallback transaction capabilities, easy management of each transaction through our API or dashboard, use of artificial intelligence, and automatic user and account validation, combined with broad connectivity to local financial institutions and local payment methods.
Our teams built dLocal’s state-of-the-art platform from the ground up. It is designed to serve multiple functions in the payments value chain. dLocal combines payment processing and FX management with compliance, tax, and fraud management capabilities into one intuitive, fully integrated platform. We provide global merchants increased transparency and valuable insight into their cross-border and local-to-local payments flows, enabling them to provide an enhanced user experience for their end users. The features that power dLocal’s platform enhance the processing systems in each of the emerging markets we serve, while at the same time standardizing payments offerings across multiple countries. Our dynamic routing feature leverages the full breadth of dLocal’s connections with several acquiring company partners to maximize approval rates. Our fraud prevention module helps our merchants to detect risky patterns and prevent fraud while optimizing approval rates. Our security features are very relevant to our merchants as we handle highly sensitive transaction and user information. We continue to pursue innovations intended to strengthen security and help prevent fraud. Our AI fraud engine uses machine learning models to help detect fraudulent activity and identify legitimate transactions, and is designed to provide strong protection while limiting false positives. In parallel, our AI-driven anomaly detection tool monitors for unusual behavior by merchants and providers to support timely identification and response to emerging risks or operational issues before they may affect performance. Refund and dispute management, currency exchange management, reporting and reconciliation for automatic settlements of funds, among other capabilities, round out our comprehensive suite of solutions.
We have made significant investments in product development and software design through the engineering expertise of 371 full-time equivalents focused solely on technology. These investments have enabled us to efficiently expand our platform solutions and capabilities, enhance our payments infrastructure, rapidly deploy technology updates, and work to develop high standards of security for our business and technology. As an example, we enhance our platform constantly and deploy system updates typically on a daily basis that instantly become available to all our merchants, in contrast with legacy players, which normally deploy such updates a limited number of times per year. We believe that our capabilities, including the use of artificial intelligence in our key processes leveraging our data, are highly differentiated and hard to replicate, strengthening our overall competitive advantage.

DLocal Limited	57

Direct integration with our global, blue-chip enterprise client base
Our goal is to establish direct integration with our merchants which allows us to better understand their needs, reduce our response time, collaborate closely, and provide a superior payment experience. In doing so, we build relationships that are difficult and costly for competitors to replace or replicate. We also partner selectively with PSPs to which we offer our services and “last-mile” connectivity to local payment methods in emerging markets, thus allowing us to reach certain long-tail merchants to which we may not otherwise directly connect. Since its inception, dLocal has focused on enabling our clients to access a cloud-based digital payments infrastructure in emerging markets that offers a similar level of standards, functionality, and payments experience as that available in developed markets. This includes capabilities to execute recurring payments; offer card installments and integrate BNPL to expand access to credit in cash-constrained markets; reduce friction and help increase adoption of alternative payment methods through Smart APMs that add card-like features such as tokenization, one-click, stored credentials, recurring mandates, and refunds; orchestrate refunds for cards through local acquirers and for APMs through our payout settlement methods when no native refund path exists; support platform and marketplace models with configurable split payments, fee withholding, and multiparty settlement; and build advanced flows on top of local primitives using prebuilt “recipes” for retries, parameter optimization, preauthorization and capture, partial captures, and recovery where local providers do not natively support these functions. Our orchestration layer is also designed to select the optimal path per transaction to balance approval rates, latency, and cost, targeting higher conversion and lower latency as opposed to relying on any single local provider. Beyond pay-ins, we also support pay-outs through the same connection and contract, providing bespoke reporting and reconciliation tooling—available in near real time via our dashboard with flexible exports and webhooks —to fit each merchant’s finance workflows. We recognize the need for our merchants to carry out commerce in emerging markets in a seamless and secure manner. Accordingly, we have set up a platform designed to provide a comprehensive, enterprise-grade solution to enhance their operations in these markets.
Our commitment to these standards has allowed us to build a portfolio of merchants that includes some of the largest companies in the world, such as Shein, Didi, Payoneer, Temu, Google, Facebook, Rappi, Deel, Uber, SpaceX, Worldpay and Spotify. Furthermore, we have a strong track record of successfully acquiring new merchants and growing these relationships over time, cross-selling solutions in additional geographies or payment methods beyond the initial services contracted. On average, our top 50 global enterprise merchants utilized dLocal’s platform in approximately twelve different countries and 50 pay-ins payment methods during the year ended December 31, 2025, in approximately ten different countries and 44 pay-ins payment methods in 2024 and in approximately eight different countries and 35 pay-ins payment methods in 2023. We define enterprise merchants as those merchants that processed more than US$6 million TPV during the period. We believe this US$6 million threshold is representative of our merchant base as such merchants comprised 99% of our TPV in the year ended December 31, 2025, 99% in 2024 and 98% in 2023.
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
We provide merchants with proprietary fraud management tools built on machine learning algorithms to help identify potentially problematic activity and execute transactions with increased levels of security. In addition, we offer tax and compliance capabilities that streamline regulatory compliance by helping merchants stay up to date with complex and frequently changing local laws and regulations, and FX management and multi-currency collection and settlement capabilities to address their needs in cross-border transactions. We have built our machine learning engine to dynamically route a transaction to the best acquirer (and fallback) for the configured strategy, so as to maximize approval rates, minimize costs, and/or minimize latency. Furthermore, we use AI to help accelerate code creation, testing, and monitoring, and we continue to invest in and broaden our use of AI, aiming to build the best platform for our customers.

DLocal Limited	58

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
Deep connectivity with local partners in emerging markets, backed by a strong license portfolio
dLocal offers its global merchants comprehensive access to a broad payments ecosystem through our One dLocal model in the emerging markets where we have a presence. Our strategic relationships, including with financial institutions, create a broad and effective acceptance network for our payments solutions. We have ongoing dialogue with many local regulators, exchanges and tax authorities in different countries, as well as direct integration with certain tax payment systems, which enables us to optimize our operations and adapt quickly and efficiently to regulatory changes.
Given the relevance of APMs and local financial institutions in emerging markets, we believe it is critical for merchants to have the ability to accept the widest variety of payment methods and have the broadest possible reach in order to maximize conversion rates and reduce friction with end users. Through our One dLocal model, we offer access to a large number of locally issued cards (under banners such as Visa, Mastercard, Diners, Verve, Elo and Naranja) and other APMs in each market, such as Boleto in Brazil, UPI in India, MPESA in Kenya, Ovo in Indonesia, OXXO in Mexico~~.~~
Establishing and facilitating our breadth of connectivity requires knowledge of the market-specific regulatory frameworks and requirements, local knowledge and connections with different market participants, as well as having the right licenses in place. Currently, we hold 37 licenses and/or authorizations across 26 markets. We believe dLocal is well positioned to continue broadening our network of APM partners and local financial institutions, ensuring our merchants can always rely on our connectivity to reach the end users they target.
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
Our success is directly correlated with the success of our merchants. We aim to operate a secure and reliable platform that supports customer growth, with 24/7 support and direct access to engineers. We release system updates typically on a daily basis, to keep pace with customer needs. We pair this execution focus with a defense-in-depth approach to security. In 2025, we migrated our primary web application firewall to a leading third-party provider and maintained an independent failover WAF for resilience. Our Security Operations team monitors our platform and the broader threat landscape, while a dedicated Offensive Security team, supported by external partners and a bug-bounty program, tests our controls and helps us identify and address gaps promptly. We integrate security practices into our software development lifecycle. Our Application Security team advocates for a shift-left approach with secure coding standards, automated code and dependency scanning, and threat modeling from design through release. We also run a company-wide Security Awareness Program to keep employees current on best practices. These practices are intended to help us resolve issues quickly, often before they affect merchants, and may differentiate our service experience from slower legacy platforms.
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

DLocal Limited	59

Attractive business model that delivers strong financial performance
Our technology-driven business model creates significant opportunities for scale and operating efficiencies. We benefit from strong relationships with our existing merchants, many of whom benefit directly from strong secular trends such as the increasing adoption of e-commerce. In addition, many of our global merchants offer subscription-based models that provide greater visibility into the TPV processed through our platform. Furthermore, our asset-light structure drives our ability to deliver strong margins and generate cash flow as demonstrated by our ability to distribute dividends and implement share buybacks in the past. Our business model has proven to be resilient. For the year ended December 31, 2025, our revenues and gross profit grew by 47% and 37%, respectively, compared to 2024, and we reported an Adjusted EBITDA Margin of 25.4%. For the year ended December 31, 2024, our revenues and gross profit grew by 15% and 6% compared to 2023, and we reported an Adjusted EBITDA Margin of 25.3%.
We have built our platform and all of its capabilities to last. We believe we will continue to drive growth and profitability through our investment in expanding our existing business into new countries, developing new products and capabilities, continuing to adapt our products to the ever-changing regulatory requirements of every country in which we operate, and attracting new global merchants into our platform, allowing us to remain ahead of the competition.
Technology-oriented, execution-driven management team fostering an entrepreneurial culture
We are devoted to fostering an entrepreneurial culture, built upon a commitment to offer a superior value proposition for our merchants. We were proudly born out of Uruguay, which forced us to think big and be global since inception. This is largely reflected in our presence in 44 countries and the expanding geographic diversity of our team of 1,274 professionals located in 51 countries as of December 31, 2025. We are mission driven and are focused on creating innovative solutions, launching new products, and adding new functionalities, always seeking to ensure the best possible execution and to continue supporting the growth of our merchants. Delivering a superior technology infrastructure is a key pillar of our management team’s focus. We have an applied AI team partnering with our engineering teams to embed AI across our software development life cycle. We integrate enterprise coding assistants and model context-protocol–style interfaces into our tooling. Furthermore, we are piloting an agentic development system that autonomously drafts, tests, and iterates on code using our internal knowledge base. It operates with guardrails, version control, automated tests, security scans, and human-in-the-loop reviews, and we measure impact via pull request throughput and lead time for changes.
Talent development and the retention of dLocal’s culture are key business imperatives. We also believe fostering diversity and inclusion are critical for business success, as they lead to stronger teams and better outcomes for our merchants, employees, and the communities we serve. Our management team has strong expertise and experience in emerging markets, which we believe is a competitive advantage to maintain the high levels of agility and adaptability that the market demands. We continue to expand globally and have assembled an experienced team which is supported by legal, compliance, tax, finance, operations, regulatory, and other functional experts and payments and technology leaders.
Our Growth Strategy
dLocal has a clearly defined and readily executable growth strategy to become the online payments infrastructure of choice in emerging markets. We will continue to focus on serving our diversified base of global enterprise merchants, especially in attractive industry verticals such as e-commerce, streaming, ride-hailing, financial services, remittances, advertising, SaaS, travel, e-learning and gaming. We are focused on the following strategic pillars for growth, all of which build on each other and further enhance the power of our value proposition:
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
We have a strong track record of account management, cross-selling merchants, and expanding their use of our services, which will help us broaden their use of our platform across both additional solutions (e.g., offering pay-out solutions to a pay-in only merchant) and countries (e.g., activating our platform in India for a merchant currently only engaging with us in Latin America). We believe that our continuous investments in enhancing the merchant experience (both for the merchants and for their end users), our strong problem-solving culture our ever-evolving use of technology and AI, will help us deliver superior service, leading our merchants to increase the percentage of their overall volume routed to dLocal.

DLocal Limited	60

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
Expand our global reach
We believe that the online global payments market is massive and remains underserved, particularly in emerging markets, where dLocal is focused. We have made significant investments to develop a flexible and extensible platform that can adapt to the specific needs of new local markets we enter. We seek to continue to leverage the scalability of our technology to broaden our geographic footprint. We believe the use of artificial intelligence tools can support a more rapid market expansion.
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
Our global expansion strategy is driven by merchant needs, prioritizing markets with the greatest opportunities and the most complex payments, compliance, and regulatory challenges. For example, we entered Egypt at the request of one of the world's largest social media platforms, a key client. We have consistently expanded our footprint to more than 40 markets as of December 31, 2024, while also strengthening our presence and operations in the countries where we already operated through the expansion of partnerships and licenses in each market.
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
In 2024, we developed and launched a stand-alone Payment Orchestration option, which allows merchants to retain our Smart Routing, fraud detection and unified reporting, while obtaining their own licenses and contracting directly with processors in each market. We also launched “Smart Request,” which optimizes the conversion rate on the first attempt and on controlled retries. It adjusts request parameters and routing choices and can execute complex recovery flows, maximize conversion while respecting risk and compliance policies. Smart Request is fully configurable, integrates without additional merchant effort, and its impact is tracked via first-attempt approval rate, recovered approvals from retries, and net conversion lift.

DLocal Limited	61

Most recently, we launched SmartAPMs, offering tokenization of alternative payment methods across multiple emerging markets. This solution aims to improve conversion as it reduces friction to the flow by removing the need for users to authorize each transaction manually, essentially replicating the convenience of card-on-file payments for merchants. In addition, we launched multiple BNPL integrations in several markets where we connect market-leading BNPL solutions to our merchants’ checkouts. Under this product we do not take credit risk ourselves; rather, we provide the technological overlay to plug the credit partners directly into the checkout experience to offer more payment options to the merchants’ end-users.
We have observed growing demand for the use of stablecoins in cross-border flows. We have extensive experience enabling fiat-to-stablecoin and stablecoin-to-fiat on- and off-ramps in emerging markets, supported by local liquidity and foreign exchange capabilities. We maintain a disciplined approach, focusing on stablecoins rather than broader crypto and working with highly regulated counterparties.
Our privileged position as a trusted partner to merchants gives us ongoing visibility into their needs and requirements. We are well poised to capitalize on the opportunity to address new use cases as they emerge in an agile manner, broadening our overall total addressable market, and offering greater value for global merchants in whatever emerging markets they choose to enter. We believe our continued investment in AI may help speed time to market for the development of new products and their deployment on our platform.
Grow inorganically
We may also seek to expand our merchant base, enhance our product or technical capabilities, enter new markets, expand our product and service offerings or extend our geographic reach through selective acquisitions of companies that further enable us to serve enterprise merchants in emerging markets, such as our acquisition of PrimeiroPay in the first half of 2021.
Our One dLocal Model
Our One dLocal model combines our proprietary technology, intellectual property, capabilities, and business processes to create a differentiated go-to-market approach. It offers access to nearly 2.8 billion potential consumers in 44 emerging markets through one API, one platform and one contract. We have a core aspiration to make the complex world of emerging market payments as simple as possible for our merchants through our model, unlike what we believe is the standard for other solutions. Merchants can then access all of the markets we serve using one integrated set of technologies governed by one overarching contract. The inherent simplicity of this model, combined with our platform’s extensive capabilities and benefits, including what we believe are higher conversion rates and lower fraud, creates a highly compelling value proposition for our global enterprise merchants.
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
Our business model
We offer our merchants and PSP partners payment processing, FX management, fund collection, fund settlement, fund disbursement, and additional value‑enhancing features including fraud prevention, reports and analytics, and regulatory, compliance and tax withholding management.

DLocal Limited	62

In addition to these core services, we are selectively expanding into adjacent, payment‑related products that leverage our existing infrastructure and regulatory footprint, including Buy Now, Pay Later solutions offered through third‑party providers, Merchant of Record models for certain customer verticals, and virtual account offerings that assign unique, bank‑like identifiers to end customers or sub‑merchants to facilitate local collection, reconciliation and balance management for our merchants. These adjacent products are designed to complement our core cross‑border payment capabilities and deepen our integration into merchants’ payment and treasury workflows.
We charge a negotiated fee for each merchant on a per approved transaction basis as either a fixed fee per transaction or fixed percentage per transaction, which varies by solution, applicable geographic market, overall volume processed, and required functionality (for example, whether the transaction requires expatriation or repatriation of funds, which would require FX conversion). For certain adjacent products, such as Buy Now, Pay Later and Merchant of Record solutions, we may also use alternative pricing structures, including revenue‑sharing or account‑based fees, depending on the product, jurisdiction and commercial agreement.

DLocal Limited	63

As we have continued to expand our footprint and gain scale, the average number of discreet countries in which our merchants use our products has also expanded over time. On average, our top 50 global enterprise merchants utilized dLocal’s platform in approximately twelve different countries and 50 pay-ins payment methods during the year ended December 31, 2025. We define enterprise merchants as those merchants that processed more than US$6 million TPV during the period. We believe this US$6 million threshold is representative of our merchant base as such merchants comprised 99% of our TPV in the year ended December 31, 2025, 99% in 2024 and 98% in 2023. As a result, we believe that dLocal has become a trusted partner, forging resilient relationships with global enterprise merchants.
Furthermore, as our merchants continue to recognize the value of our platform, they have expanded the number of payment methods which they elect to process through dLocal.
Our solutions
We offer a robust set of pay-in, pay-out, and platform solutions, designed with feature-rich functionality.

DLocal Limited	64

Pay-in
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

DLocal Limited	65

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
Pay-out

DLocal Limited	66

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

DLocal Limited	67

Platforms

DLocal Limited	68

In 2023, we developed an innovative white-label payment solution known as "dLocal for Platforms." Our solution is designed to provide a comprehensive and streamlined approach to manage global platform payments in one place. It is suitable for e-commerce marketplaces, ridesharing companies, social networks, and any other platform.
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
Security
Security is at the heart of our platform and a key factor of why merchants select us. Our platform is Payment Card Industry Data Security Standards, or PCI DSS, Level 1 certified, which provides a level of assurance to our merchants that their transactions will be processed securely and funds and data will remain safe. We offer a robust set of security features in our solutions and have policies and procedures in place to manage security matters that are outside of the PCI scope. dLocal has a robust processing infrastructure with multi-layered network segregation that improves control over access to the network and facilitates monitoring. All inbound traffic passes through a web application firewall (WAF), mitigating the risk of cyberattacks. dLocal also establishes access to the platform through secure remote access methods and grants access to users and applications on an as-needed basis, while enforcing comprehensive authentication methods. Finally, dLocal encrypts sensitive data on the platform and employs antivirus, endpoint protection, and monitoring software to regularly scan for possible threats. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are subject to cyberattacks and may be subject to breaches of our information technology infrastructure and applications, and any failure to adequately protect our information technology infrastructure and applications could result in data breaches and/or downtime and materially adversely affect our reputation, business, and financial condition.”

DLocal Limited	69

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
Settlement and FX management
dLocal’s multicurrency platform allows merchants to receive and settle cross-border transactions in a range of supported fiat currencies and, for eligible merchants, in certain stablecoins. In 2025, we enabled stablecoin funding for fiat payout operations and introduced stablecoin settlements, allowing merchants to receive fiat collections in stablecoin. Our currency exchange API provides merchants with FX transparency and a near real-time view into applicable exchange rates needed to operate a global setup with local capabilities across emerging markets. When required, and subject to applicable regulations and counterparties, we can automate fund repatriation at previously-agreed settlement times and enable merchants to efficiently manage funds and transaction activity.
Merchant Dashboard
As part of the functionality we offer through our platform, merchants can access near real‑time information on their pay‑in and pay‑out transactions through our proprietary web‑based Merchant Dashboard, which provides tools and reports to reconcile activity across multiple emerging markets in a single interface. Through the Merchant Dashboard, merchants may track and analyze payments, review and reconcile balances in multiple currencies, generate and schedule reports, issue refunds and manage chargebacks, configure settlement preferences and bank account details, and obtain and manage API credentials and webhooks, among other functions. Access to the Merchant Dashboard is managed through role‑based permissions and supports security features such as two‑factor authentication and single sign‑on. Our solutions can be configured based on individual merchant needs and are designed to provide transparency into transaction flows and balances while enabling merchants to self‑serve many operational and reconciliation tasks.
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

DLocal Limited	70

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
Subscriptions and recurring payments
dLocal provides merchants with the ability to set up recurring payments with cards, APMs, and digital wallets, among others, which is ideal for merchants offering subscription-based models. We have built several merchant-friendly features on our platform to support this use case. Tokenization of cards, APMs, and digital wallets, verification capabilities – including validations when the market or underlying processors do not offer them – and retry features give our merchants a full suite of options to improve their recurring services and boost approval rates. This verification feature reduces complexity for merchants given there are different rules for card verification in each country and minimizes impact for end users as the transaction is immediately canceled to avoid any chargeback from unrecognized payments. For certain markets that already have verification features, we make use of those features instead of putting a charge on the user’s card.
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
Our merchant base
Since dLocal was founded, we have been focused on the goal of building an online payments infrastructure that connects global enterprise merchants with end users in emerging markets and allows them to seamlessly conduct business. To that end, as of December 31, 2025, over 760 global merchants, including brand names such as Shein, Didi, Payoneer, Temu, Google, Facebook, Rappi, Deel, Uber, SpaceX, Worldpay and Spotify, across multiple verticals including financial services, remittances, e-commerce, advertising, streaming, on-demand delivery, ride hailing, SaaS, travel, e-learning, gaming, and crypto, have turned to dLocal as a trusted partner for online payment acceptance or disbursement in emerging markets. We are replacing a complex patchwork of legacy offerings that in many instances cannot deliver the comprehensive level of functionality required to process large volumes and maximize end-user satisfaction, or fail to comply with local regulatory and tax frameworks.

DLocal Limited	71

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
For the year ended December 31, 2025, dLocal’s top 10 merchants represented 61% of total revenue, and 62% and 60% for the years ended December 31, 2024 and 2023, respectively. We monitor our merchant base on a regular basis, consistently looking for ways to improve the sustainability of our relationships and to enhance the level of connectivity we have with each of our merchant clients.
Our Technology
We have designed and built from scratch a highly differentiated, modern technology stack hosted mainly in Amazon Web Services (AWS) in multiple servers with enhanced capabilities that can be accessed through a single API, which provides merchants what we believe to be a comprehensive, superior experience for all of their online payment needs in the countries where we have a presence. Our front-end functionality enables merchants to deliver a full suite of features that are relevant across a wide variety of verticals, while our back-end infrastructure provides merchants with the ability to conduct more secure and compliant business with less friction.
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
•Scalable. Our platform is scalable and extensible, with the ability to support incremental payment volumes and merchants as we continue to grow. We have been able to efficiently enter and scale in new countries, build a global payments infrastructure, and expand our portfolio of pay-in and pay-out solutions, both cross-border and local-to-local. We have also been able to support a fast-growing base of merchants and transaction volumes without compromising the payments experience.
•Reliable. Our platform is mainly cloud‑based and operates across our own global infrastructure, which combines multiple third‑party cloud regions with selected local data‑center deployments where required by regulation. This architecture enables the rapid and reliable flow of funds between global merchants and local payment providers. Our platform is available 24/7 and has experienced consistent availability since our inception.
•Flexible. Our platform has been designed to be flexible and to handle shifts in merchant and end user preferences and to support the rapid development, testing, and deployment of new capabilities and functionalities.
•Secure. Security and fraud prevention are core to our business. To protect our platform and applications, we employ a defense-in-depth strategy utilizing leading enterprise-grade security technologies. Complementing our broader cybersecurity posture, we have made significant investments in our fully integrated, proprietary fraud and risk monitoring capabilities. The custom functionality of our fraud management engine allows us to remain largely independent of third-party software providers for transactional monitoring, enabling us to tailor our fraud protections to the specific needs of emerging markets. By combining robust enterprise security with our proprietary fraud prevention framework, we protect both our merchants and ourselves, catering to the trust and reliability which merchants increasingly seek as they select a partner of choice.
•Compliant. We operate in a highly regulated industry that requires us to have a robust footprint of licenses and appropriate registrations and designations. Our technology and processes are fully compliant with PCI DSS and other relevant PCI standards, and in 2025 we obtained ISO 27001 certification. We believe we hold all material, required licenses or applicable exemptions in the various countries in which we operate, and, in close coordination with our Regulatory team, we comply with applicable data localization requirements worldwide by identifying and addressing all relevant data localization needs, providing further assurance to our merchants of our ability to deliver a fully compliant offering.

DLocal Limited	72

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
The strength of our strategy also rests in our ability to attract and retain talent with deep technological, product, and payments-industry acumen. We believe our “technology-first” mentality, our continued investment in developing innovative industry solutions, including our increasing investment in artificial intelligence, which reinforces our innovative approach and helps us attract top technology talent, and the increasing recognition of our brand will allow us to maintain and enhance our talent base of technologists. As of December 31, 2025, approximately 36% of our employees held engineering or technology-related roles.
Research and development
Innovation is at the core of our culture. We have a deeply talented employee base of highly-qualified engineers dedicated to the development, improvement and evolution of our online payment platform capabilities as well as product development. We consistently invest in developing new feature functionality to enhance and maintain the relevance and value of our solutions. In 2025, we established a dedicated Artificial Intelligence Research & Development department, including an AI Lab focused on the evaluation, testing, and responsible application of emerging AI technologies relevant to our business. As part of these efforts, we developed dCoder, a multi-agent AI system to support software engineering workflows, integrated with our internal knowledge base and operating within our established development controls, which has resulted in measurable improvements in engineering productivity.
Furthermore, we are an agile organization, capable of rapidly reacting to a fast-paced payments and regulatory environment which is constantly evolving. dLocal seeks to continuously improve its products and has a regular software release schedule with improvements typically deployed on a daily basis, resulting in more than 1,000 releases per month (whereas the norm in the broader payments and financial services industry is to release software updates only a few times a year). This frequent update release schedule aims to ensure that merchants will benefit from immediate access to the latest developments and is an integral part of our technology strategy. We also continue to focus on developing new products as we scale. Our previous experience adding pay-outs, local-to-local, and marketplaces is the testament of our ability to keep innovating and responding to global merchants’ needs. We will attempt to capitalize on new market opportunities by launching new products.
Artificial Intelligence
We leverage third-party artificial intelligence solutions, including generative AI models provided by external technology vendors, to support both customer-facing and internal operations. Over the past year, our AI strategy has evolved to address both internal operational demands and competitive dynamics. In 2025, we further advanced this strategy by integrating generative AI capabilities into core workflows, focusing on process automation, risk management, merchant experience and software development. We also enhanced our AI operating model through an organizational realignment that included the creation of a dedicated Artificial Intelligence Research & Development department. This department is responsible for governance, technology evaluation, and coordination of AI-enabled initiatives, while AI capabilities continue to be embedded across our engineering teams.
In particular, our key recent AI integrations include:
•Compliance Verifications. We use AI to cross-reference transactions flagged for alerts with governmental and banking databases to help us mitigate regulatory compliance risks. Automated checks against sanctions lists and regulatory registries are designed to lower the risk of fraud and non-compliance.
•Acceleration of Internal Documentation and Unstructured Document Processing. We use AI-driven systems to automate the organization and generation of internal documentation, supporting up-to-date manuals, procedures, and reports. This is intended to improve internal communication and operational efficiency. Furthermore, we use AI to process onboarding documents using Natural Language Processing (NLP) to extract, classify and integrate critical information into our systems, accelerating customer onboarding and seeking to improve data accuracy.

DLocal Limited	73

•Generative AI (GenAI) for Merchant Experience and Automated Customer Responses. We are leveraging Generative AI capabilities to enhance service quality, operational efficiency, and responsiveness for merchants. GenAI improves merchant support interactions and service personalization. We use AI to provide real-time, AI-driven responses to keep customers informed about their payment processing statuses. Intelligent chatbots handle frequent inquiries and route complex issues to human agents. These capabilities are intended to reduce response times and improve overall customer experience.
•Software Development Automation. During 2025, we enhanced our AI-enabled software development capabilities through the implementation of a multi-agent AI system integrated with our internal knowledge base that is designed to support the autonomous execution of defined development tasks within our engineering workflows. The system operates within our established software development lifecycle (SDLC) framework, including testing, review, and approval controls. These capabilities are intended to improve development efficiency and reduce cycle times.
•Contract and Fee Reconciliation. During 2025, we began integrating AI algorithms in our business to automatically validate contracts and fee structures for both our customers and service providers. This integration is designed to reduce manual errors and operational costs by detecting discrepancies through pattern recognition techniques and alerting business assurance teams for resolution.
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
Our Customer On-boarding Process
Prior to establishing a relationship with a merchant customer, we perform customer due diligence (CDD) proportionate to the customer’s risk profile, including KYC checks, business model and licensing assessment, and screening against applicable sanctions lists, politically exposed persons (PEPs) lists, and adverse media databases.
We may take additional diligence measures when a particular business relationship with a customer is determined to pose increased risk, requiring the application of enhanced due diligence, which may include obtaining additional documentation and information, senior‑level approvals, and, where relevant, regulatory or legal input, in line with our global compliance policies and local regulatory requirements.
In recent periods we have invested in workflow automation and data‑driven tools, and in certain processes we use AI‑enabled systems to assist with sanctions and adverse media screening, alert triage, and regulatory decision‑support, with final decisions remaining subject to review and approval by our compliance and regulatory personnel.

DLocal Limited	74

After onboarding, we conduct ongoing monitoring and periodic reviews to reassess each customer’s risk profile, taking into account transactional behavior, changes in business activities or geographies, and updated sanctions, PEP, and adverse media screening results, and we may update or exit relationships that fall outside our documented risk appetite.
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
In addition, we believe we have a highly unique culture, which is grounded on the following four key drivers:
Focus on customers:
•Listening and solving customer needs first.
•Everything starts and ends with customer needs.
•Making decisions based on what is best for the customer.
•Developing strong, authentic relationships.
•Actively listening and using feedback.
•Going the extra mile and responding quickly.
•Acting in the customer's best interest, upholding integrity.
Own it:
•Acting, delivering, and improving consistently.
•Making things happen and creating impact.
•Delivering on promises and pushing through challenges.
•Taking accountability for mistakes and wins.
•Focusing on results rather than just time.
•Being ambitious and creating opportunities for growth.
Deal with ambiguity:
•Taking chances, adapting fast, and creating innovative solutions.
•Working with dynamic, ever-shifting markets.
•Operating outside comfort zones and constantly improving.
•Embracing complexity and problem-solving creatively.
•Being comfortable with shifting gears quickly.
•Making agile decisions with the available resources.
•Pushing boundaries while maintaining integrity standards.
Play as a professional team:
•Embracing differences to win as a team.
•Using diverse backgrounds to become stronger.
•Being hands-on, with no task being too small.
•Collaborating, learning, and committing to decisions.
•Welcoming feedback and embracing diversity.

DLocal Limited	75

•Building constructive relationships and celebrating wins.
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
As of December 31, 2025, 2024 and 2023, we had, respectively, 1,274, 1,095 and 901 full-time equivalents, or FTEs, including both employees and contractors.
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
REGULATORY OVERVIEW
We are subject to regulatory authorizations or registration in the jurisdictions in which we operate and conduct our activities, including (i) the jurisdictions of our merchants, the majority of which are located in the European Economic Area, or EEA, UK, or in the United States and/or (ii) the jurisdictions of our merchant’s customers, the majority of which are located in the principal jurisdictions in which we operate, including, among others, Brazil, Mexico, Argentina, and Chile. We hold a number of regulatory licenses or a registration in several jurisdictions in which we operate.
In the EEA, we are licensed and regulated by the Malta Financial Services Authority (MFSA) as an Electronic Money Institution, or EMI, and Financial Institution, or FI, which permits us to engage in payments services and the issuance of electronic money under Directive (EU) 2015/2366, commonly referred to as the Payment System Directive 2 (PSD2).
In the United States, our subsidiary dLocal Corp LLP is registered as a Money Services Business, or MSB, with the Financial Crimes Enforcement Network, or FinCEN, at the federal level, and we are therefore subject to a range of regulations in the United States, including anti-money laundering laws and regulations, such as the Bank Secrecy Act, as amended by the USA PATRIOT Act.
In the UK, we were granted a license and are regulated by the Financial Conduct Authority as an authorized payment institution, which permits us to engage in payment services.
We are generally subject to regulation or oversight by the central banks in the various jurisdictions in which we operate. We hold a number of regulatory licenses or authorizations in several jurisdictions in which we operate. In certain jurisdictions, we have obtained legal and regulatory guidance from regulators or local law firms, confirming that no specific regulatory license is required in respect of our operations. In other jurisdictions, we continue to work with regulators to determine whether registration is required or whether an exemption is available. In addition, the presence or footprint of our business may vary from jurisdiction to jurisdiction, depending on the level of maturity and significance of our business in the jurisdictions in which we operate. Because the regulation of payment service providers is complex and subject to continuous change, we are subject to a number of risks associated with ongoing regulatory compliance.

DLocal Limited	76

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
C.Organizational structure.
Our Incorporation
We are a Cayman Islands exempted company incorporated with limited liability on February 10, 2021, for the purposes of facilitating our initial public offering that took place on June 3, 2021.
Our Corporate Structure
As of December 31, 2025, we had a total of 294,931,956 common shares issued and outstanding. Of these shares, 129,054,192 are Class B common shares beneficially owned by certain of our shareholders that have held shares since prior to our initial public offering and 165,877,764 of these shares are Class A common shares beneficially owned by our remaining shareholders. On August 13, 2025, our board of directors resolved to cancel 18,754,887 Class A common shares previously held as treasury stock
The following chart shows our simplified corporate structure. You may find additional information about our subsidiaries and their respective holdings in Note 4 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

DLocal Limited	77

(1)Includes Class B common shares beneficially owned by Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments, Sebastián Kanovich (our former co-CEO and one of our directors and founders, indirectly through Nordau Inc.) and Jacobo Singer (our former co-President and COO, indirectly through Bosinja Limited.).
(2)Includes Class A common shares beneficially owned by each of the other shareholders that have held shares since prior to our initial public offering.
For further information related to the ownership interests in our subsidiaries, see Note 4 to our Audited Consolidated Financial Statements.
D.Property, plants and equipment.
Properties
Our operational headquarters are located in Montevideo, Uruguay, consisting of approximately 17,337 square feet of space under a lease that expires in August 2030. We also have offices in several other locations, including in Argentina, Brazil, China, Chile, Colombia, Costa Rica, Dominican Republic, Ghana, India, Kenya, Malta, Mexico, Morocco, Nigeria, Pakistan, Paraguay, Philippines, Saudi Arabia, Singapore, South Africa, Spain, the United Arab Emirates, the United Kingdom and the United States, and believe our facilities are sufficient for our current needs.
We lease all of our operational and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire or lease new space to meet the needs of our business or consolidate them and dispose of facilities that are no longer needed.
Item 4A. Unresolved Staff Comments
We have no unresolved comments from the staff of the SEC with respect to our periodic reports under the Exchange Act.

DLocal Limited	78

Item 5. Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations should be read in conjunction with our Audited Consolidated Financial Statements as of December 31, 2025, and 2024 and for the years ended December 31, 2025, 2024 and 2023, and the notes thereto, included elsewhere in this annual report.
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
Key business metrics
We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

	For the Year Ended December 31,
	In thousands of US$
	2025	2024	2023
TPV(1)	40,816,394	25,574,926	17,677,388
Revenues	1,093,587	745,974	650,351
Gross profit for the year	402,756	294,673	276,859
Adjusted EBITDA (2)	278,078	188,725	202,331
Adjusted EBITDA margin (3)	25.4%	25.3%	31.1%
Profit for the year	196,902	120,469	149,086
Profit Margin (4)	18.0%	16.1%	22.9%

(1)For information on how we define TPV, see “Presentation of Financial and Other Information—TPV.”
(2)For information on how we define Adjusted EBITDA, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”
(3)For information on how we define Adjusted EBITDA Margin, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”
(4)Profit Margin results from dividing Profit for the year by Revenues reported in our Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023.
We have included below a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to profit for the periods presented. Adjusted EBITDA and Adjusted EBITDA margin are treated by the Company as IFRS measures. See “Presentation of Financial and Other Information—Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin.

DLocal Limited	79

	For the Year Ended December 31,
	In thousands of US$
	2025	2024	2023
Profit for the year (1)	196,902	120,469	149,086
Income tax expense	31,752	30,550	29,428
Inflation adjustment	4,204	6,655	12,537
Finance income	(40,798)	(66,875)	(128,228)
Finance costs	27,855	49,701	116,834
Other operating loss	4,715	5,257	—
Impairment loss / (gain) on financial assets	2,189	440	(3,136)
Depreciation and amortization	26,260	17,177	12,225
Other non-recurring costs (2)	124	1,571	1,663
Share-based payment non-cash charges, net of forfeitures	24,136	23,780	11,922
Offering expenses	739	—	—
Adjusted EBITDA	278,078	188,725	202,331
Revenues	1,093,587	745,974	650,351
Gross profit	402,756	294,673	276,859
Adjusted EBITDA	278,078	188,725	202,331
Profit for the year	196,902	120,469	149,086
Adjusted EBITDA Margin	25.4%	25.3%	31.1%
Profit Margin	18.0%	16.1%	22.9%

(1)Includes a net gain related to the effective portion of the change in the spot rate of the hedged foreign currency risk. For further information refer to Note 24. Derivative financial instruments.
(2)Refers to costs not directly associated with our core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action proceedings and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2023, 2024 and 2025.
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
Our ability to maintain and expand strong relationships with existing global merchants, as well as to attract new ones into our platform, also drives our TPV. For the year ended December 31, 2025, global merchants who were on-boarded and have transacted on our platform for more than two years generated 98.8% of our TPV. From 2016 through 2025, we have successfully added on average two new pay-in merchants per month and two new pay-out merchants per month.
In the year ended December 31, 2025, our TPV amounted to US$40.8 billion, representing a year-over-year growth of 59.6%. In the year ended December 31, 2024, our TPV amounted to US$25.6 billion, representing a year-over-year growth of 44.7% Furthermore, we grew TPV at a 88% CAGR from 2016 to 2025.

DLocal Limited	80

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

DLocal Limited	81

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
For the year ended December 31, 2025, we recorded Adjusted EBITDA of US$278 million, equivalent to an Adjusted EBITDA Margin of 25.4%. For the year ended December 31, 2024, we recorded Adjusted EBITDA of US$189 million, equivalent to an Adjusted EBITDA Margin of 25.3%. For the year ended December 31, 2023, Adjusted EBITDA was US$202 million equivalent to an Adjusted EBITDA Margin of 31.1%. See “Presentation of Financial and Other Information—Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin.” See “Item 5. Operating and Financial Review and Prospects—Key business metrics” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our profit for the period.
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

DLocal Limited	82

The chart below presents a summary of our revenue growth by existing and new merchants.
Revenue growth in 2025 from existing and new merchants (in US$ millions)
In the chart above, “Existing Merchants” represents the increase in revenues in 2025 attributable to merchants that were customers in the prior year, and “New Merchants” represents the increase in revenues in 2025 attributable to selling services to new merchants added after December 31, 2024. Our NRR was 145% for the year ended December 31, 2025, and 113% for the year ended December 31, 2024.
Revenue broken down by existing merchants and new merchants:

	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	In thousands of US$
Existing Merchants	1,080,850	732,894	628,479
New Merchants	12,737	13,080	21,872
Total Revenue	1,093,587	745,974	650,351
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

DLocal Limited	83

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

DLocal Limited	84

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
Revenues
We provide payment processing services to merchants as follows:
•We specialize in local payments so that merchants can reach consumers located in emerging markets. On a recurring basis, merchants and their customers are exchanging goods and services while we provide the payment solution to that relationship. We do not have any obligation to provide such goods or services between the merchant and its customer but are responsible for processing payments through our platform;
•We only process the payment through our platform when a complete authorization request was made by the merchant. The authorization request is made by transmitting the authorization data of the transaction to us;
•We contract with service providers for the authorization, processing and settlement services performed by payment schemes networks and card issuers;
•We are not responsible for the credit risk or the chargebacks risk of the cardholder (i.e., the merchant customer). The merchant is responsible for the credit checks.
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

DLocal Limited	85

We apply the following five steps:
•Identification of the contract with a client (i.e., merchant).
•Identification of the performance obligations in the contract.
•Determination of the transaction price.
•Allocation of the transaction price to the performance obligations in the contract.
•Recognition of revenue when or as the entity satisfies a performance obligation.
We perform two types of transactions:
•Pay-ins: are transactions where we collect money in local currency in emerging markets countries and make it available for merchants in their requested currency and country, after a settlement period. Revenue for this type of transaction is recognized when the authorized transaction is processed. This type of revenue is recognized at a point in time.
•Pay-outs: are transactions where we collect money from merchants in the countries and currencies of preference and then we disburse money in local currency in emerging markets countries according to the merchants’ instructions. Revenue for this type of transaction is recognized upon completing the pay-out of an authorized transaction in local currency. This type of revenue is recognized at a point in time.
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
Revenue from contracts with merchants comprises:
Transaction revenues
We recognize fees charged to merchants as transaction revenue and fees incurred in processing payments as cost of services. Fees earned from merchants are presented as gross revenue due to the following considerations which indicate that we control the payment processing services and act as the Principal:
•We bear primary responsibility to merchants for the fulfillment of the payment service;
•We contract directly with merchants and there is no contractual relationship between merchants and payment processors (i.e., the service providers);
•We have independently negotiated arrangements with payment processors;
•The established fees are independent of the costs incurred from payment processors and we, therefore, have full margin risk for each transaction;
•In cross-border transactions, we or the merchants may bear foreign exchange risk depending on each agreement. The foreign exchange fees charged to merchants are based on a fixed fee per transaction or fixed percentage of the transaction value. When we bear the foreign exchange risk, it runs from the time the transaction in local currency is authorized until we convert the money to foreign currency (USD or EUR for pay-ins) and from the time we receive the money from the merchant until we convert the money to local currency (for pay-outs);
•We bear credit risk from the agents and third-party processors, acquirers and collection entities for the payment settlement. These processors collect funds from the end consumers’ financial institutions and are required to pay the proceeds from these transactions. We are not insured against credit losses. If a processor or acquirer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay amounts owed to us when due, we must nonetheless process the payment transaction for the benefit of merchants and end consumers. Merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder.
Transaction revenues are recognized as revenue at a point in time when an authorized payment transaction is processed.
Transaction revenues are those that are directly related to the volume of payments processed in dollars or in quantity of transactions.

DLocal Limited	86

Transaction revenues are comprised of:
•Processing fees: based on a percentage or fixed fee per approved transaction;
•Installment and advances fees: corresponds to fees related to advances that may be granted to merchants, including advances associated with installment transactions;
•Foreign Exchange Fees: in cross-border transactions, a spread is applied to the exchange rate used for the currency conversion and can be based on a percentage or fixed fee;
•Other transactional fees: mainly correspond to fees charged for each chargeback and refund we have to manage and dispute and other transactional fees.
Other revenues
Other revenues are comprised mainly of fees related to transactional taxes, minimum monthly fees, transfer fees and initial setup fees. Other revenues are recognized at a point in time when the performance obligation is satisfied.
Cost of services
Our cost of services consists of:
•processing costs: fees that financial institutions (e.g., banks, local acquirers, or payment method providers) charge us typically as a percentage of the transaction value (but in certain cases, as a fixed fee in the case of pay-outs in relation to payment processing, cash advances, installment payments and merchant advances finance cost). Such fees vary by financial institution and typically depend on the settlement period contracted with such institution, the payment method used and the type of product (e.g., pay-in or a pay-out). These fees also include conversion and expatriation or repatriation costs charged by banks and brokers and the corresponding hedging results.
•Hosting expenses: costs related to hosting services for our payment platform.
•Amortization of intangible assets: amortization of capitalized internally-developed software.
•Salaries and wages: salaries and wages of employees and contractors directly involved in our day-to-day operations.
Technology and development expenses
Technology and development expenses consist of the following:
•Salaries and wages: primarily compensation of FTEs engaged in or related to product and technology development, excluding capitalized salaries and wages related to internally generated software.
•Software licenses: software licenses used exclusively by the technology development department for the development of the platform.
•Infrastructure expenses: information technology costs incurred to support our infrastructure and back-office operations.
•Information and technology security expenses: costs incurred to monitor the security of our network and platform.
•Other technology expenses
Sales and marketing expenses
Our sales and marketing expenses consist of the following:
•Salaries and wages: compensation of FTEs engaged in the sales and marketing department.
•Marketing expenses: expenses related to trade marketing events, the distribution and production of marketing and advertising campaigns, public relations expenses, third-party sales commissions, and online performance marketing.
General and administrative expenses
General and administrative expenses consist primarily of the following:
•Salaries and wages: salaries and wages related to administrative FTEs.

DLocal Limited	87

•Third-party services: advisors’ fees, legal fees, auditors’ fees and human resources fees.
•Other operating expenses: office rent and related expenses, amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment, taxes, travel and other expenses.
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
Other results
Other results can be broken down into the following categories:
•Finance income includes interest income from short-term liquid financial instruments and fair value gains and losses from financial assets measured at fair value through profit and loss.
•Finance costs are comprised mainly of finance expenses related to derivative financial instruments, foreign exchange losses on intra-group loans, fair value adjustments of other financial arrangements and interest expense associated with lease liabilities accounted for following IFRS 16 Leases.
•Inflation adjustment represents adjustments necessary to restate the financial statements of our subsidiaries operating in hyperinflationary economies to reflect the erosion of the purchasing power of the local currency as required by IAS 29.
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

DLocal Limited	88

A.Operating results.
Year Ended December 31, 2025, compared to Year Ended December 31, 2024
The following table sets forth our income statement data for the periods indicated.

	For the Year Ended December 31,
	2025	2024
	(in thousands of US$)
Revenues	1,093,587	745,974
Cost of services	(690,831)	(451,301)
Gross profit	402,756	294,673
Technology and development expenses	(30,707)	(25,625)
Sales and marketing expenses	(26,457)	(21,626)
General and administrative expenses	(118,773)	(101,225)
Impairment (loss)/gain on financial assets	(2,189)	(440)
Other operating loss	(4,715)	(5,257)
Operating profit	219,915	140,500
Finance income	40,798	66,875
Finance costs	(27,855)	(49,701)
Inflation adjustment	(4,204)	(6,655)
Other results	8,739	10,519
Profit before income tax	228,654	151,019
Income tax expense	(31,752)	(30,550)
Profit for the year	196,902	120,469
Revenues
Revenues for the year ended December 31, 2025, were US$1,093.6 million, an increase of US$347.6 million, or 46.6%, from revenues of US$746.0 million generated during the year ended December 31, 2024. The increase in revenue was driven by growth in revenues from existing merchants, demonstrated by our NRR of 144% in 2025 and, to a lesser extent, by the growth in revenues from new merchants, which accounted for 2% of our revenues, or US$17 million. Growth in our revenues was primarily attributable to the performance and continued growth of our enterprise merchants across most verticals, with accelerated growth in remittances, SaaS, commerce, ride hailing, financial services, and on-demand delivery.
Cost of services
Cost of services for the year ended December 31, 2025, was US$690.8 million, an increase of US$239.5 million, or 53.1%, from US$451.3 million for the year ended December 31, 2024, primarily driven by (i) a US$227.9 million increase in processing costs associated with our TPV growth of 53.4% during the year ended December 31, 2025 as compared to 2024, and (ii) US$11.6 million related to an increase in hosting expenses, amortization of intangible assets, and salaries and wage directly related to our services.
Gross profit
For the reasons described above, our gross profit for the year ended December 31, 2025, was US$402.8 million, an increase of US$108.1 million, or 36.7%, from US$294.7 million for the year ended December 31, 2024.
Technology and development expenses
Technology and development expenses for the year ended December 31, 2025, were US$30.7 million, an increase of US$5.1 million, or 19.8%, from US$25.6 million for the year ended December 31, 2024. The increase in technology and development expenses was primarily attributable to (i) an increase of US$2.6 million, or 20.9%, year over year, in salaries and wages mainly due to the strengthening of our Technology and Development department to support our growth and expansion and to an increase in FTEs (from 371 employees as of December 31, 2024 to 458 employees as of December 31, 2025) and (ii) an increase of US$1.7 million or 30.0% year over year increase in third-party software licensed in connection with the operation and maintenance of our platform.

DLocal Limited	89

Sales and marketing expenses
Sales and marketing expenses for the year ended December 31, 2025, were US$26.5 million, an increase of US$4.8 million, or 22.3%, from US$4.5 million for the year ended December 31, 2024. The increase in sales and marketing expense was primarily attributable to (i) an increase of US$3.0 million in salaries and wages related to an increase in our sales and marketing headcount from 187 FTEs for the year ended December 31, 2024 to 212 for the year ended December 31, 2025, and (ii) to an increase of US$1.9 million in marketing expenses.
General and administrative expenses
General and administrative expenses for the year ended December 31, 2025, were US$118.8 million, an increase of US$17.5 million, or 17.3%, from US$101.2 million for the year ended December 31, 2024. The increase in general and administrative expenses was primarily attributable to (i) an increase of US$9.3 million, or 17.0% year over year, in salaries and wages as result of strengthening of our operating capabilities to support our growth and expansion and an increase in our headcount from 470 employees as of December 31, 2024 to 528 as of December 31, 2025, (ii) an increase of US$1.7 million in third-party services and (iii) an increase of US$6.6 million related to other operating expenses.
Impairment (loss)/gain on financial assets
Net impairment losses on financial assets for the year ended December 31, 2025, were US$2.2 million, as described in Note 16 to our Audited Consolidated Financial Statements. Net impairment losses on financial assets for the year ended December 31, 2024, amounted to US$0.4.
Other operating loss
Other operating losses for the year ended December 31, 2025, amounted to US$4.7 million, mainly driven by the write-off of certain balances related to certain merchants and processors, a decrease of US$0.5, or 10.3%, from US$5.3 for the year ended December 31, 2024.
Operating profit
For the reasons described above, our operating profit for the year ended December 31, 2025, was US$219.9 million, an increase of US$79.4 million, or 56.5%%, from US$140.5 million for the year ended December 31, 2024.
Finance income
For the year ended December 31, 2025, finance income was US$40.8 million, a decrease of US$26.1 million, or 39.0%, from US$66.9 million for the year ended December 31, 2024. The decrease in finance income was primarily due to a decrease of US$24.1 million in fair value gains of financial assets at Fair Value through Profit or Loss (“FVPL”), which are mainly comprised of Argentine treasury bonds and notes and to a decrease of US$2.0 million in interest income from financial instruments.
Finance costs
For the year ended December 31, 2025, we recognized finance costs of US$27.9 million, a decrease of US$21.8 million, or 44.0%, from US$49.7 million of finance costs recognized during the year ended December 31, 2024. The decrease in finance costs was primarily attributable to the decrease of US$12.5 million in finance expenses related to fair value changes of the forward element of derivative financial instruments not designated as hedging instruments and the decrease in foreign exchange loss of US$9.1 million which was primarily generated by an intra-group loan between Dlocal Argentina S.A. and Dlocal Group.
Inflation adjustment
A US$4.2 million loss was recognized during the year ended December 31, 2025, as compared to a US$6.7 million loss for the year ended December 31, 2024, as a result of inflation in Argentina coming down from 118% in 2024 as compared to 32% in 2025.
Profit before income tax
For the reasons described above, our profit before income tax for the year ended December 31, 2025, was US$228.7 million, an increase of US$77.6 million, or 51.4%, from US$151.0 million for the year ended December 31, 2024.

DLocal Limited	90

Income tax expense
Our income tax expense for the year ended December 31, 2025, was US$31.8 million, a decrease of US$1.2 million, or 3.9%, from US$30.6 million for the year ended December 31, 2024. For the years ended December 31, 2025, and December 31, 2024, our effective income tax rate was 13.9% and 20.2%, respectively. The decrease in our effective income tax rate is mainly attributable to an increase in revenues generated in jurisdictions with lower statutory income tax rates, combined with lower revenues in jurisdictions with higher statutory income tax rates, as explained in note 12 to our Audited Consolidated Financial Statements.
Profit for the year
For the reasons described above, our profit for the year ended December 31, 2025, was US$196.9 million, an increase of US$76.4 million, or 63.4%, from US$120.5 million for the year ended December 31, 2024.
Year Ended December 31, 2024, compared to Year Ended December 31, 2023
For discussion related to our financial condition, changes in financial condition, and the results of operations for the year ended December 31, 2024, compared to 2023, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on April 24, 2025.
B.Liquidity and capital resources.
For the year ended December 31, 2025, we had US$719.9 million in cash and cash equivalents. We believe our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet the business’s ordinary course working capital requirements and capital expenditures for the next 12 months.
The following table reflects the sources and uses of cash during the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(in thousands of US$)
Cash Flow Data
Net cash (used in) / generated from operating activities	415,457	(32,784)	293,453
Net cash (used in) / generated from investing activities	5,312	(17,752)	(84,667)
Net cash used in financing activities	(121,073)	(68,587)	(133,871)
Net (decrease) / increase in cash flow	299,695	(119,123)	74,915
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
Cash and cash equivalents are held in the currencies of each country in which we operate, primarily the U.S. dollar, Euro, Brazilian real, Mexican peso, Argentine peso, South African rand, and Colombian peso. For more information, see Note 14. Cash and cash equivalents and Note 30 (c) to our Audited Consolidated Financial Statements included elsewhere in this annual report.
Operating Activities
The majority of our operating cash flow consists of movements in merchant funds (corresponding to the line items “trade and other receivables” and “trade and other payables” in our Statements of Financial Position) held by us for a short period before being paid out to the merchant.
For the year ended December 31, 2025, our net cash flow from operating activities increased by US$448.2 million, from US$32.8 million cash used in 2024 to US$415.5 million cash generated in 2025. This increase was primarily due to an increase of US$72.5 million in working capital (mostly merchant funds), to an increase of US$116.3 million in profit before income tax adjusted for non-cash items, and to a decrease of US$1.7 million in income tax paid.

DLocal Limited	91

Net changes in working capital amounted to an inflow of US$163.1 million for the year ended December 31, 2025, as compared to an outflow of US$167.2 million for the year ended December 31, 2024. The increase in working capital of US$330.3 million was driven by an increase of US$263.6 million of trade and other payables, a decrease of US$3.2 million of other assets, an increase of US$72.5 million of trade and other receivables, a decrease of US$2.4 million of tax liabilities and a decrease of US$0.2 million of provisions.
Investing Activities
For the year ended December 31, 2025, our net cash generated in investing activities increased by US$23.1 million, from US$17.8 million used during the year ended December 31, 2024, to US$5.3 million generated in 2025. The increase in cash generated in investing activities during 2025 was driven by (i) US$203.8 million increase in cash collections related to financial assets, (ii) US$162.1 million increase in acquisitions of financial assets, (iii) US$13.6 million increase in additions to intangible assets, (iv) US$2.5 million increase in payments for investments in other assets at FVPL, (v) US$2.0 million decrease in interest collected from financial instruments, and (vi) US$0.6 million increase in the acquisition of property, plant and equipment.
Financing Activities
For the year ended December 31, 2025, net cash used in financing activities increased by US$52 million, from US$69 million used during the year ended December 31, 2024, to US$121 million used during the year ended December 31, 2025. The increase in cash used in financing activities during 2025 was driven by (i) US$150 million increase in dividends paid, (ii) US$14 million increase in interest payments on financial liabilities and (iii) US$2.5 million increase in collections from share-options exercises, (iv) US$0.2 increase in principal and interest payments on lease liabilities, partially compensated by decrease in cash used driven by (iv) US$101 million decrease in repurchase of shares, (v) US$6 million decrease in finance expense paid related to derivative financial instruments, and (vi) US$1 million in net proceeds from financial liabilities. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends Distribution Policy.”
Capital Expenditures
For the years ended December 31, 2025 and 2024, we made capital expenditures of US$36.8 million and US$22.6 million, respectively. Total capital expenditures as a percentage of revenues were 3% and 3% in 2025 and 2024, respectively. These capital expenditures mainly include expenditures related to the capitalization of internally generated software and investments in computer hardware.
Off-Balance Sheet Arrangements
For the years ended December 31, 2025 and 2024, we did not have any off-balance sheet arrangements.
C.Research and development, patents and licenses, etc.
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
D.Trend information.
Other than as disclosed in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2025, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

DLocal Limited	92

E.Critical Accounting Estimates.
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
A.Directors and senior management.
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
The following table presents the names of the current members of our board of directors.

Name	Age	Position
Pedro Arnt	52	Director
Sebastián Kanovich	35	Director
Andres Bzurovski Bay	48	Chairman
William Pruett	46	Director
Francisco Fernandez de Ybarra del Rey	65	Director
Nelson Mattos	66	Director
Luiz Ribeiro	41	Director
Hyman Bielsky	70	Director
Veronica Raffo	53	Director
Unless otherwise indicated, the current business address for our directors is c/o DLocal Limited, Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300. The following is a brief summary of the business experience of our directors.
Mr. Pedro Arnt is our CEO and a member of our board of directors. Mr. Arnt has over 25 years of experience working in strategy, operations and finance. Before joining dLocal, Mr. Arnt served as CFO and Executive VP of Mercado Libre for more than twelve years in addition to serving in various other capacities since joining Mercado Libre in December 1999. Prior to joining Mercado Libre, Mr. Arnt worked for The Boston Consulting Group. Mr. Arnt also serves on the board of directors of Allegro.eu, a leading publicly traded European marketplace and payments company, and as an Executive Advisor to Riverwood Capital. He has received numerous accolades as a top TMT public company CFO in Latin America. Mr. Arnt is a British and Brazilian citizen and holds a bachelor’s degree, magna cum laude, from Haverford College and a master’s degree from the University of Oxford.
Mr. Sebastián Kanovich is a member of our board of directors and was formerly our co-CEO. As a member of the founding management team, he helped lead the company since its inception in January 2016. Prior to dLocal, he was the CEO of AstroPay. Mr. Kanovich holds a Bachelor’s degree in Economics from Universidad ORT Uruguay. He also studied Entrepreneurship, Innovation and Management of Technology at Tel Aviv University, and completed the Endeavor Innovation and Growth Program at Stanford Graduate School of Business.

DLocal Limited	93

Mr. Andres Bzurovski Bay is our Chairman is a member of our board of directors and a serial entrepreneur and angel investor focusing on online businesses in Latin America. After co-founding AstroPay, a card payment solution for online consumers and companies in Asia, Africa and Latin America, Andres teamed up with Sergio Fogel again in 2016 to co-found dLocal. Andres serves as a board member in multiple companies and is a distinguished Endeavour entrepreneur. Mr. Bzurovski holds a Technology degree from the University of Northampton, United Kingdom and a Marketing Degree from the ORT University, Uruguay.
Mr.William Pruett is an independent board member and well as a member of our Audit Committee. Mr. Pruett also serves as an independent board member of PicPay, one of the largest Brazilian digital banks. Previously, Mr. Pruett served at Fidelity Investments for 16 years (from 2008 to 2025), where he was a portfolio manager for the Fidelity Latin America Fund (FLATX), Fidelity Emerging Markets Opportunities Fund (FEMSX) and Fidelity Total Emerging Markets Fund (FTEMX). Prior to Fidelity, Mr. Pruett worked at HSBC, where he held roles in retail credit and e-commerce across Asia, Europe and Latin America. Mr. Pruett holds a master’s degree in Business Administration from the Harvard Business School and a degree in Economics from the University of Chicago.
Mr. Francisco Fernandez de Ybarra del Rey is an independent board member and brings over three decades of experience in global financial markets and risk management. He spent 36 years at Citigroup, where he served as CEO of the Institutional Clients Group (ICG), was a member of Citi’s Management Committee and co-chaired the ICG Risk Management Committee. In addition to his executive roles, he has served on multiple corporate boards, including his current tenure at The Man Group plc and other leading financial institutions, bringing deep insight into governance, capital markets and risk oversight. His experience leading complex global businesses and navigating evolving regulatory environments provides valuable perspective to dLocal as it continues to scale its platform for enterprise clients across emerging markets. He holds a BA in Economics from the University of Valencia in Spain and an MBA from IESE in Barcelona.
Mr. Nelson Mattos is an independent board member and a seasoned technical executive with a 30-year career, spanning leadership roles at Google and IBM. He held the position of IBM Distinguished Engineer and VP for Information and User Technologies, was an Assistant Professor at the University of Kaiserslautern and served as Google’s VP of Product and Engineering for Europe and Emerging Markets. Currently, Nelson serves as the COO of Karimu International Help Foundation, leading initiatives to eliminate poverty in Tanzania. He is also an advisor to startups globally, a board member of several organizations, and an active volunteer in various non-profits. Throughout his career, Nelson has received numerous awards and recognitions, including the titles of Ambassador of Kaiserslautern, Germany, and World Ambassador of Porto Alegre, Brazil, for his contributions to these cities and for serving as a role model for future generations. Nelson holds a Ph.D. in Computer Science from the University of Kaiserslautern and has published over 80 papers, holds 13 patents, and authored the book An Approach to Knowledge Base Management. He is widely recognized for his contributions to the tech industry and his impact on emerging markets.
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
Mr. Hyman K. Bielsky is an independent board member and a member of our Audit Committee. Having held a number of legal and operating leadership roles in both private and publicly-listed companies, Mr. Bielsky brings extensive experience to our board of directors. Mr. Bielsky holds a law degree from the University of North Carolina, where he graduated with honors, before commencing his career with a major U.S. law firm. After seven years of private practice, Mr. Bielsky joined Safety-Kleen Corp, a Fortune 500, NYSE-listed company, where he rose to become its General Counsel, responsible for worldwide legal affairs. He ultimately became CEO and then Chairman of Safety-Kleen Europe, Ltd, after it was spun off from Safety-Kleen Corp.
Ms. Verónica Raffo is an independent board member and a member of our Audit Committee. In addition, she is a partner in the Ferrere law firm and participates actively in its management and strategic leadership. She has more than 25 years of experience advising a stellar list of global clients, managing highly complex cases with sensitive content with focus on corporate issues, dispute negotiation, compliance audits and corporate governance. Ms. Raffo is also a reference in entrepreneurship and gender issues, both in Uruguay and internationally. She is the incoming gold Regional Chair Latin America of YPO (Young Presidents Organization) and she was one of the founders and the President of the Uruguayan Women Entrepreneurs Organization, OMEU. Each year since 2019 she has been recognized as Uruguay’s most highly reputed woman business leader, according to the Corporate Reputation Business Monitor (MERCO). She is an instructor in Board Management at the Graduate School of Business - EPN of Universidad ORT Uruguay. She holds a degree as attorney (Universidad de la República, Uruguay) and a diploma in American and International Law from The Center for American and International Law (United States).

DLocal Limited	94

Executive Officers
Our executive officers are responsible for the management and representation of our company.
The following table lists our current executive officers:

Name	Age	Position
Pedro Arnt	52	Chief Executive Officer
Carlos Menendez	56	Chief Operating Officer
Guillermo López Pérez	50	Chief Financial Officer
Alberto Almeida	38	Chief Technology Officer
John O'Brien	41	Chief Revenue Officer
Gabriela Vieira	37	General Counsel

Unless otherwise indicated, the current business address for our executive officers is c/o DLocal Limited, Dr. Luis Bonavita 1294, Montevideo, Uruguay, 11300. The following is a brief summary of the business experience of our executive officers, who are not also members of our board of directors.
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
Mr. Guillermo López Pérez is our Chief Financial Officer, brings over 25 years of experience, and has developed his career in Finance and Payments at leading companies such as Visa and American Express. He served as Chief Financial Officer at Featurespace, a machine learning platform focused on fraud prevention, and was previously at Tink, a European Open Banking leader. His expertise also includes serving as Chief Financial Officer for Visa’s Continental Europe business and holding various leadership positions during his 13-year tenure at American Express.
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
Our Relationship with our Directors, Executive Officer and Members of Senior Management
There are no family relationships between any of our directors, executive officers and members of our senior management.

DLocal Limited	95

B.Compensation.
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis, and we have not otherwise publicly disclosed this information elsewhere. Historically, our directors have not been paid separate compensation and have received only dividends in respect of their ownership of our common shares, except for our independent directors who receive compensation in cash or shares. For the years ended December 31, 2025, 2024 and 2023, the aggregate compensation expense for our executive officers and directors for services in all capacities was US$22.5 million, US$19.8 million, and US$9.0 million, respectively, which includes both benefits paid in kind and monetary compensation. Benefits in kind granted as of December 31, 2025, consists of 328,028 Restricted Stock Units with a par value of US$0.002 per share. Effective beginning in 2026, we have instituted a new Compensation Committee that will advise and oversee our executive compensation strategy.
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
C.Board practices.
Committees
Audit Committee
The Audit Committee, which consists of William Pruett, Veronica Raffo and Hyman Bielsky, assists our board of directors in overseeing our accounting and financial reporting processes, the audits of our financial statements, and our risk management and compliance policies. In addition, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. William Pruett is considered an "audit committee financial expert” as defined by the SEC. In addition, the Audit Committee consists exclusively of members of our board of directors who are financially literate. Our board of directors has determined that William Pruett, Veronica Raffo and Hyman Bielsky satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
The Audit Committee is governed by a charter that complies with Nasdaq rules. The Audit Committee is responsible for, among other things:
•discussing, analyzing and making recommendations to the board (that will be placed under shareholders consideration for their approval at Annual General Meetings) in relation to the appointment, re-appointment and removal of the Company’s independent auditors;
•pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;
•obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company, consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the Audit Committee concerning independence;

DLocal Limited	96

•confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
•reviewing with management, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS Accounting Standards methods on the financial statements; and other critical accounting policies and practices of the Company;
•reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;
•establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
•discussing and reviewing the internal controls over related parties’ transactions and the related policies and procedures to identify, monitor, and disclose such transactions on the financial statements, including transactions with senior officers; and
•discussing, reviewing and approving the annual internal audit plan, as well as monitoring and assessing the effectiveness of the company’s internal audit function.
The Audit Committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least on a quarterly basis.
Nominating & Corporate Governance Committee
Our Nominating and Corporate Governance Committee assists our board of directors in identifying and evaluating individuals qualified to become directors and senior executives and in recommending director nominees for election at our general meetings of shareholders and to fill vacancies between general meetings. The Nominating and Corporate Governance Committee also recommends the composition of each board committee (including committee chairpersons), leads the board in its annual review and evaluation of the performance of the board, its committees and individual directors and supports the board’s oversight of evaluations of senior management, and assists the board in determining and monitoring whether directors are “independent” under applicable laws, regulations and stock exchange rules. The members of this committee are Veronica Raffo, Sebastián Kanovich, Andrés Bzurovski and Luiz Ribeiro.
The Nominating and Corporate Governance Committee is responsible for, among other things:
•actively seeking and evaluating individuals qualified to become directors or senior executives, including considering candidates proposed by shareholders and other sources and applying consistent evaluation and vetting procedures, including customary background checks;
•periodically reviewing and recommending to the board the appropriate size of the board and the skills, experience, expertise and other characteristics needed on the board and in senior executive roles, taking into account the Company’s business, strategy and risk profile;
•recommending to the board a slate of director nominees for election at each annual general meeting of shareholders and candidates to fill board vacancies between general meetings, and recommending director nominees for service on board committees, including as committee chairpersons;
•coordinating and overseeing the annual evaluation of the board, its committees and individual directors and reporting the results and any related recommendations to the board, and supporting the board’s oversight of periodic evaluations of senior management performance, in coordination with the Compensation Committee; and
•monitoring and evaluating the orientation and ongoing training needs of directors, overseeing board‑level succession planning (including for the chair of the board and key committee chair roles) and periodically reviewing our corporate governance practices and making related recommendations to the board, including with respect to elections available to foreign private issuers to follow home‑country practice in lieu of Nasdaq corporate governance rules and associated disclosure obligations.
The Nominating and Corporate Governance Committee meets as often as it determines appropriate to carry out its responsibilities.

DLocal Limited	97

Compensation Committee
Our Compensation Committee assists our board of directors in reviewing and making recommendations regarding our overall compensation philosophy, strategy and policies for our directors and senior executive officers, including under our incentive compensation and equity‑based compensation plans. The Compensation Committee is primarily advisory in nature and oversees our executive compensation strategy and the design and operation of incentive structures for senior executive officers to help ensure that plan design and resulting compensation outcomes are aligned with our strategy, risk appetite and long‑term value creation. The members of this Committee are Luiz Ribeiro, Hyman Bielsky and Francisco Fernandez de Ybarra del Rey.
The Compensation Committee is responsible for, among other things:
•periodically reviewing and recommending to the board our overall compensation philosophy, strategy and policies for directors and senior executive officers, including the mix of fixed and variable compensation, short‑term and long‑term incentives, cash and equity‑based awards;
•at least annually reviewing and making recommendations to the board with respect to the compensation and benefits of our CEO and other senior executive officers, including base salary, annual bonus and other incentive opportunities, equity‑based compensation, benefits and perquisites, and any employment, severance or change‑in‑control arrangements;
•evaluating the CEO’s performance in light of approved corporate goals and objectives and recommending the CEO’s compensation to the board for approval;
•periodically reviewing and recommending to the board the compensation and benefits of our non‑executive directors, including retainers, committee fees and equity‑based awards; and
•reviewing and making recommendations to the board regarding the design, adoption, amendment and termination of incentive compensation and equity‑based compensation plans in which directors, senior executive officers and other employees may participate, and, to the extent delegated by the board, overseeing the administration of such plans, including recommending awards to the CEO, directors and other senior executive officers.
The Compensation Committee also monitors developments in applicable laws, regulations and stock exchange rules relating to executive and director compensation, including those applicable to foreign private issuers listed on Nasdaq, and oversees our related disclosure and, as applicable, any shareholder advisory votes on executive compensation. The Compensation Committee meets at least twice a year and more frequently as it determines appropriate.
Product & Technology Committee
Our Product and Technology Committee assists our board of directors in overseeing our product and technology vision, strategy and roadmap, including significant initiatives, investments and associated risks, and in reviewing and monitoring the design, performance and resilience of our key platforms, infrastructure and shared technology services that support our products and operations. The Product and Technology Committee also provides board‑level oversight of material matters relating to cybersecurity, technology risk, operational resilience, data governance and privacy, and the use of artificial intelligence and advanced analytics, and acts in an advisory capacity to the board and senior management on these matters. The members of this Committee are Sebastián Kanovich, Nelson Mattos, Andrés Bzurovski and Pedro Arnt
The Product and Technology Committee is responsible for, among other things:
•reviewing and providing advice on our key product vision, strategy and roadmap, including the alignment of product development and lifecycle decisions with our business strategy, risk appetite and regulatory permissions;
•providing counsel on our technology strategy, including key technology investments and programs, and reviewing, at a high level, the resilience, scalability and concentration risks of core platforms and infrastructure, as well as our business continuity and disaster recovery arrangements for critical systems;
•reviewing our cybersecurity strategy, key risk indicators and incident trends, and management’s remediation of any material technology weaknesses, and overseeing the alignment of our technology risk profile with our enterprise risk management framework;
•reviewing, at a high level, our data governance framework as it relates to product and technology, including roles and responsibilities for data ownership, quality and security, and the integration of data protection and privacy‑by‑design principles into product and technology development; and

DLocal Limited	98

•overseeing our artificial intelligence and advanced analytics strategy as it relates to products, risk management, fraud prevention and internal operations, including governance arrangements for high‑risk use cases and their integration into our broader risk and control frameworks, and overseeing material outsourcing and third‑party product and technology providers that support critical products and platforms.
The Product and Technology Committee meets at least every two months and more frequently as it determines appropriate.
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
D.Employees.
Human capital
The following tables show our total number of full-time equivalent employees (FTEs) as of December 31, 2025, 2024 and 2023, broken down by functional area and geographical region:

	As of December 31,
	2025	2024	2023
Operations	76	67	63
Technology & Development	458	371	280
Sales & Marketing	212	187	166
General & Administrative (1)	528	470	392
Total	1,274	1,095	901

(1)As of December 31, 2025, General and Administrative included 44 technology-related FTEs. As of December 31, 2024, and 2023, it included 44 and 41 respectively.

	As of December 31,
	2025	2024	2023
Americas	832	779	660
EMEA	329	214	146
Asia Pacific	113	102	95
Total	1,274	1,095	901
During 2025, 2024 and 2023, and as of the date of this annual report, none of our employees were represented by labor unions.
For further information about our view on diversity and inclusion, see “Item 4. Information on the Company—B. Business Overview—Technology-oriented, execution-driven management team fostering an entrepreneurial culture.”
For further discussion related to workforce costs, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”
E.Share ownership.
The outstanding shares beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Share Incentive Plan” for information on our incentive program.
F.Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.

DLocal Limited	99

Item 7. Major Shareholders and Related Party Transactions
A.Major shareholders.
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares by:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;
•each of our current executive officers and directors; and
•all executive officers and directors as a group.
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
The percentages of beneficial ownership in the table below are calculated on the basis of 294,931,956 shares outstanding as of December 31, 2025, which assumes none of the currently existing stock options are exercised.
Unless otherwise indicated below, the address for each beneficial owner is c/o dLocal Limited, at Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300. The table below presents shareholder information based on publicly available information filed on Schedules 13G and 13D and information provided to us by certain shareholders as of the date of this annual report.

	Class A		Class B		Common shares
Shareholders	Shares	%	Shares	%	%
5% Shareholders
General Atlantic DO B.V(2)	46,656,695	28.1	—	—	15.8
Sergio Enrique Fogel Kaplan(3)	2,175,422	1.3	48,718,177	37.8	17.2
Andres Bzurovski Bay(4)	1,088,363	0.7	48,718,583	37.8	17.0
Alberto Eduardo Azar(5)	5,653,024	3.4	12,820,816	9.9	6.2
Emiliano Fernandez Balague(6)	15,382,784	9.3	—	—	4.6

Executive Officers and Directors
Andres Bzurovski Bay(4)	1,088,363	0.7	48,718,583	37.8	17.0
Sebastián Kanovich(7)	—	—	12,629,474	9.8	4.3
William Pruett*
Luiz Ribeiro(8)	—	—	—
Pedro Arnt*	—	—	—
Veronica Raffo*	—	—	—
Hyman Bielsky*	—	—
Francisco Fernandez de Ybarra del Rey*	—	—	—	—	—
Nelson Mattos*	—	—	—	—	—
Guillermo López Pérez*	—	—	—	—	—
Alberto Almeida*	—	—	—	—	—
Gabriela Vieira*	—	—	—	—	—
John O'Brien*	—	—	—	—	—
Carlos Menendez*	—	—	—	—	—

*Represents beneficial ownership of less than 1.0% of our Class A common shares.
(1)Percentage of total beneficial ownership does not correspond to percentage of total voting power. Holders of our Class B common shares are entitled to five votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see Exhibit 2.1 “Description of Securities registered under Section 12 of the Exchange Act.”

DLocal Limited	100

(2)Includes 27,310,939 Class A common shares held by General Atlantic DO B.V., or “GA DO”, which is a wholly owned subsidiary of General Atlantic Coöperatief U.A., or “GA Coop UA”, 30,000,000 Class A common shares held by General Atlantic (DO) SPV, L.P. or “GA DO SPV”, which is an indirect wholly owned subsidiary of GA Coop UA, and 6,595,756 Class A common shares held by General Atlantic (DLO), L.P., or “GA DLO”. The general partner of GA DO SPV is General Atlantic (DO) SPV GP, LLC, or “GA DO SPV GP”, and the sole member of GA DO SPV GP is GA DO. The members of GA Coop UA that share beneficial ownership of the shares of the Company held by GA DO through GA Coop UA are the following General Atlantic investment entities: General Atlantic Partners (Bermuda) IV, L.P., or “GAP Bermuda IV”, General Atlantic Partners (Bermuda) EU, L.P., or “GAP Bermuda EU”, General Atlantic Partners (Lux) SCSp, or “GAP Lux”, General Atlantic Cooperatief, L.P., or “GA Coop LP”, GAP Coinvestments III, LLC, or “GAPCO III”, GAP Coinvestments IV, LLC or “GAPCO IV”, GAP Coinvestments V, LLC, or “GAPCO V”, and GAP Coinvestments CDA, L.P., or “GAPCO CDA”. The limited partners of “GA DLO, that share beneficial ownership of the shares of the Company held by GA DLO are GAP Bermuda EU, GAP Lux, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA and General Atlantic Partners 100, L.P., or “GAP 100.” General Atlantic (SPV) GP, LLC, or “GA SPV”, is the general partner of GA DLO. General Atlantic GenPar, L.P., or “GA GenPar” is the general partner of GAP 100. General Atlantic, L.P., or “GA LP”, which is controlled by the Partnership Committee* of GASC MGP, LLC, (the “GA Partnership Committee”) is the sole member of GA SPV, the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA and GA GenPar. The general partner of GAP Lux is General Atlantic GenPar (Lux) SCSp, or “GA GenPar Lux” and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à r.l., or “GA Lux”. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P., or “GenPar Bermuda”. GAP (Bermuda) L.P., or “GAP Bermuda”, which is also controlled by the GA Partnership Committee, is the general partner of GenPar Bermuda and GA Coop LP. The Partnership Committee is comprised of Senior Managing Directors of General Atlantic, including Chairman and CEO, William E. Ford. By virtue of the foregoing, GA DO, GA Coop UA, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA DO SPV, GA DO SPV GP, GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GA Coop LP, GA DLO, GAP 100, GA SPV, GA GenPar, GA LP, GA GenPar Lux, GA Lux, GenPar Bermuda and GAP Bermuda are a “group” within the meaning of Rule 13d-5 of the US Securities Exchange Act of 1934, as amended. Each of the members of the GA Partnership Committee disclaims ownership of the Class A common shares reported herein except to the extent that he has a pecuniary interest therein. The mailing address of GA DLO, GA SPV, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GAP 100, GA GenPar, and GA LP is 55 East 52nd Street, Floor 33, New York, NY 10055.The mailing address of GAP Bermuda EU, GAP Bermuda IV, GA Coop LP, GenPar Bermuda, and GAP Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GA DO and GA Coop UA is Prinsengracht 769, 1017 JZ, Amsterdam, Netherlands. The mailing address of GAP Lux, GA Lux, and GA GenPar Lux is 412F, Route d’Esch, L-1471 Luxembourg. The mailing address of GA DO SPV and GA DO SPV GP is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(3)Held indirectly through IZBA INC. Sergio Enrique Fogel Kaplan and Aline Eva Herrnstadt disclaim any beneficial ownership of the shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly.
(4)Held directly and indirectly through Emerald Bay 24 LLC.
(5)Held directly and indirectly through Aqua Crystal Investments Ltd.
(6)Information provided to Dlocal by the shareholder. Consists of 14,592,826 Class A common shares held indirectly through Unsal Holdings Limited and 789,958 Class A common shares held indirectly through St. Bull Financial Services Inc, classified as public float.
(7)Held indirectly through Nordau Inc. Information is based on the Schedule 13G/A filed by the shareholder on February 21, 2023.
(8)Mr. Ribeiro, a member of our board of directors, is a managing director at General Atlantic. Mr. Ribeiro disclaims beneficial ownership of the shares held by GA DO, GA DO SPV and GA DLO except to the extent, if any, of his pecuniary interest therein.
(9)Held indirectly through Bosinja Limited based on information provided by the shareholder to the Company.
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
B.Related party transactions.
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
Key Management Compensation
The compensation for our executive team and directors was US$22.5 million, US$19.8 million and US$9.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

DLocal Limited	101

Other Transactions
We had revenues from transactions with merchants who were related parties in the amount of US$0.8 million, US$0.3 million and US$1.5 million for the years ended December 31, 2025, 2024 and 2023, respectively; costs with collection entities who were related parties in the amount of US$27.9 million, US$0.9 million and US$0.1 million for the years ended December 31, 2025, 2024 and 2023, respectively; and financial expenses regarding foreign exchange losses originated on an intra-group loan denominated in US Dollar between subsidiaries located in Argentina and Malta for US$5.0 million and US$22.6 million for the years ended December 31, 2025 and 2024. We also had outstanding accounts payables with related parties for US$1.8 million and US$0.4 million for the years ended December 31, 2025 and 2024, respectively; outstanding accounts receivables with related parties for the year ended December 31, 2025, is US$24.1 million, compared to US$6.9. million for the year ended December 31, 2024.
Transactions between shareholders
In the years ended December 31, 2025 and 2024, there were no transactions between shareholders.
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
At any time that the Participating Shareholders are no longer subject to restrictions on transfer of their shares pursuant to the lock-up agreements entered into with the underwriters of our initial public offering, and subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, Participating Shareholders holding at least 15% of our common shares (and, after December 16, 2024, General Atlantic DO B.V. on its own, if applicable) may require that we register for public resale under the Securities Act, including by means of a Form F-3 shelf registration, all common shares constituting registrable shares (the “Registrable Shares”) that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$25 million.
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
C.Interests of experts and counsel.
Not Applicable.

DLocal Limited	102

Item 8. Financial Information
The purpose of this standard is to specify which financial statements must be included in the document, as well as the periods to be covered, the age of the financial statements and other information of a financial nature.
A.Consolidated Statements and Other Financial Information.
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
As of December 31, 2025, we were party to 119 legal proceedings. Of these proceedings, we were party to legal proceedings for civil claims in the total amount of approximately US$0.135 million, where the likelihood of loss has been assessed by our management as probable based on the opinion of our external legal advisors and for which we have recorded a provision.
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
On May 12, 2023, plaintiffs in the Zappia and Hunt actions jointly filed a consolidated amended complaint. On July 11, 2023, we filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and we also filed the reply in further support of our motion to dismiss on September 22, 2023. On February 29, 2024, the court presided over oral argument on the motion. On March 20, 2025, the court issued a decision and order granting the motion and dismissing the complaint as to all moving defendants, including dLocal. On April 18, 2025, the plaintiffs filed a notice of appeal of the decision and order granting the motion to dismiss. On October 20, 2025, the plaintiffs filed their opening appellate brief as against the Company in the Supreme Court of the State of New York, Appellate Division, First Judicial Department. The Company filed its response brief on January 9, 2026, and Plaintiffs submitted a reply brief on February 13, 2026. Oral argument on Plaintiffs’ appeal is currently scheduled for March 25, 2026.

DLocal Limited	103

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
On March 18, 2024, Lead Plaintiff filed an amended class action complaint. The amended complaint alleges misstatements and omissions in the registration statement for our June 2021 initial public offering and in various public filings and press releases during the period of June 2, 2021, through June 5, 2023. Pursuant to a schedule agreed upon with Lead Plaintiff’s counsel, we filed on April 30, 2024, a letter, as required by court rules, requesting a pre-motion conference regarding an anticipated motion to dismiss the Laurenzi action in full. Lead Plaintiff responded to that letter on May 14, 2024. On June 10, 2024, the court held the requested preliminary conference and set a schedule for briefing on our motion to dismiss. We served our opening brief on August 9, 2024, Lead Plaintiff served an opposition on October 11, 2024, and we served our reply on November 8, 2024. The court has not yet indicated whether it will hear oral argument on the Company's motion, and no other proceedings are currently ongoing or scheduled. On July 9, 2025, the court issued an order holding the motion “in abeyance” until six months after the issuance of letters rogatory addressed to certain individual defendants. On August 20, 2025, the court formally issued letters rogatory addressed to such individual defendants. On February 10, 2026, the court granted at Lead Plaintiff’s request an extension of time until April 15, 2026 to effectuate international service of process on such individual defendants. Those individual defendants received international service of process in approximately early March 2026 and will respond to the operative complaint in due course.
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
For further information about legal proceedings, see Note 25. Provisions, to our Audited Consolidated Financial Statements, included elsewhere in this annual report.
Dividend Distribution Policy
We intend to pay annual cash dividends to the holders of our common shares in an amount equal to 30% of our Adjusted Free Cash Flow for the prior year. We calculate Adjusted Free Cash Flow as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in trade receivables net, plus (ii) changes in trade payables, plus (iii) changes in other tax liabilities. Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. See “Presentation of Financial and Other Information—Reconciliation of Non-IFRS Financial Measure” for a reconciliation of our Adjusted Free Cash Flow to the nearest IFRS measure.
In 2025, we paid dividends in the amount of US$150 million, representing dividends of approximately US$0.5251 per share.
On March 13, 2025, the Company’s Board of Directors authorized and declared a cash dividend of an aggregate of US$57,211,274, equivalent to approximately US$0.1939 per share (subject to adjustment according to the number of shares outstanding as of the record date), to shareholders of record as of the close of the business day on May 27, 2026, to be paid on or about June 10, 2026.

DLocal Limited	104

B.Significant Changes.
None.
Item 9. The Offer and Listing.
A.Offer and listing details.
Our common shares trade solely on the Nasdaq under the symbol “DLO.” Our common shares do not trade in any other market.
B.Plan of distribution.
Not applicable.
C.Markets.
Our common shares began trading on the Nasdaq under the symbol “DLO,” in connection with our initial public offering, on June 3, 2021.
D.Selling shareholders
Not applicable.
E.Dilution.
Not applicable.
F.Expenses of the issue.
Not applicable.
Item 10. Additional Information.
A.Share capital.
Not applicable.
B.Memorandum and articles of association.
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
Our Articles of Association authorize the issuance of up to 1,000,000,000 Class A common shares and 250,000,000 Class B common shares and 250,000,000 shares as yet undesignated, which may be issued as common shares or shares with preferred rights of our authorized share capital. As of December 31, 2025, 165,877,764 Class A common shares and 129,054,192 Class B common shares of our authorized share capital were issued, fully paid and outstanding.
Our Class A common shares are listed and trade on the Nasdaq under the symbol “DLO.”
The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

DLocal Limited	105

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
At the date of this annual report, our total authorized share capital was US$3,000,000, divided into 1,500,000,000 shares par value US$0.002 each, of which:
•1,000,000,000 shares are designated as Class A common shares; and
•250,000,000 shares are designated as Class B common shares.
The remaining 250,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.
As of December 31, 2025, we had a total issued share capital of US$589,864, divided into 294,931,956 common shares, comprising 165,877,764 Class A common shares and 129,054,192 Class B common shares.
Treasury Stock
As of December 31, 2025, dLocal had no Class A common share held in treasury.
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
Fiscal Year
dLocal’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

DLocal Limited	106

Voting Rights
The holders of the Class A common shares and Class B common shares have identical rights, except that (1) each holder of Class B common shares is entitled to five votes per share, whereas each holder of Class A common shares is entitled to one vote per share; and (2) Class B common shares have certain conversion rights and (3) the holders of Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued.  For more information, see “— Preemptive or Similar Rights.”  The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.
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
Our Class A common shares are not convertible into Class B common shares under any circumstances.

DLocal Limited	107

Equal Status
Except as expressly provided in dLocal’s Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not dLocal is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same amount of consideration on a per-share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which dLocal is a party, or (2) tender or exchange offer by dLocal to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same amount of consideration on a per-share basis as the holders of Class B common shares.
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
As a Cayman Islands exempted company, dLocal is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the Company will hold an annual general meeting, at a time determined by the board of directors, provided that the board of directors of dLocal has the discretion whether or not to hold an annual general meeting. For the annual general meeting, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting will only include such items as have been included therein by the board of directors.
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

DLocal Limited	108

dLocal will give notice of each general meeting by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a general meeting by means of letters sent to the addresses of those shareholders as registered in our register of members, or, subject to certain statutory requirements, by electronic means.
Holders whose shares are registered in the name of DTC or its nominee, which we expect is the case for all holders of Class A common shares, will not be a shareholder or member of the Company and must rely on the procedures of DTC regarding notice of general meetings and the exercise of rights of a holder of the Class A common shares.
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
Pursuant to dLocal’s Articles of Association, general meetings are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.
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
Changes to Capital
Pursuant to the Articles of Association, dLocal may from time to time, by ordinary resolution:
•increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
•convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;
•subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
•cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.
dLocal’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

DLocal Limited	109

In addition, subject to the provisions of the Companies Act and our Articles of Association, dLocal may:
•issue shares on terms that they are to be redeemed or are liable to be redeemed;
•purchase its own shares (including any redeemable shares); and
•make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.
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
However, dLocal’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:
•a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to dLocal in respect thereof;
•the instrument of transfer is lodged with dLocal, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•the instrument of transfer is in respect of only one class of shares;
•the instrument of transfer is properly stamped, if required;
•the common shares transferred are free of any lien in favor of dLocal; and
•in the case of a transfer to joint holders, the transfer is not to more than four joint holders.
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
Dividends and Capitalization of Profits
We intend to pay annual cash dividends to the holders of our common shares in an amount equal to 30% of our adjusted free cash flow for the prior year. For the purposes of our dividend policy adjusted free cash flow is defined as the net cash from operating activities, excluding merchant funds, less capital expenditure. Subject to the Companies Act, dLocal’s shareholders may, by resolution passed by an ordinary resolution, which is a resolution passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to dLocal. Except as otherwise provided by the rights attached to shares and the Articles of Association of dLocal, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (2) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.

DLocal Limited	110

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
The Articles of Association provide that directors shall be appointed by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal.
Notwithstanding the foregoing, holders of Class B common shares, for so long as they hold Class B common shares, shall be entitled to appoint, as a group and at their sole discretion, at least a majority of the members of the board of directors, and shall be entitled at any time to remove, substitute or replace their appointed directors for any reason in their sole discretion.
The board considers that the directors Francisco Fernandez de Ybarra del Rey, Nelson Mattos, William Pruett, Veronica Raffo and Hyman Bielsky are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq.
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

DLocal Limited	111

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
Inspection of Books and Records
Holders of dLocal shares have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent dLocal’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.
Register of Members
Our Class A common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, are recorded in the register of members as the holder of our Class A common shares.
Under Cayman Islands law, dLocal must keep a register of shareholders that includes:
•the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
•whether voting rights attach to the shares in issue;
•the date on which the name of any person was entered on the register as a member; and
•the date on which any person ceased to be a member.
Under Cayman Islands law, the register of members of dLocal is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders.
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
•an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•an exempted company’s register of shareholders is not open to inspection;
•an exempted company does not have to hold an annual general meeting;
•an exempted company may issue shares with no par value;
•an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•an exempted company may register as a limited duration company; and

DLocal Limited	112

•an exempted company may register as a segregated portfolio company.
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
As a result of our initial public offering and listing on the Nasdaq, dLocal is subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, dLocal currently complies and intends to continue to comply with the Nasdaq rules in lieu of following home country practice.
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
Two Classes of Common Shares
The Class B common shares of dLocal are entitled to five votes per share, while the Class A common shares are entitled to one vote per share. Since certain of our shareholders, Andres Bzurovski Bay (directly and indirectly through Emerald Bay 24 LLC), IZBA SA, Aqua Crystal Investments, Sebastián Kanovich (indirectly through Nordau Inc.) and Jacobo Singer, own 100.0% of the Class B common shares, Andres Bzurovski Bay, Sergio Enrique Fogel Kaplan, Alberto Eduardo Azar, Sebastián Kanovich and Jacobo Singer (indirectly through Bosinja Limited), acting together, currently have the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders.
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

DLocal Limited	113

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
C.Material contracts.
We have not entered into any material contracts during the preceding two years which were outside the ordinary course of business.
D.Exchange controls.
None
E.Taxation.
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
Cayman Islands Tax Considerations
The following is a discussion of certain Cayman Islands tax consequences of an investment in our Class A common shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws
Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of our Class A common shares or on an instrument of transfer in respect of such shares. An instrument of transfer in respect of a share is stampable if executed in or brought into the Cayman Islands.

DLocal Limited	114

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in a form substantially similar to the following:
The Tax Concessions Act (As Revised)Undertaking as to Tax Concessions
In accordance with the Tax Concessions Act (As Revised), the following undertaking is hereby given to the Company:
    1.    That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations and
    2.    In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable.
    2.1    On or in respect of the shares, debentures or other obligations of the Company; or
    2.2    by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act (As Revised).
These concessions shall be for a period 20 years from January 2021.
U.S. Federal Income Tax Considerations
The following is a description of the material U.S. federal income tax considerations to U.S. Holders (as defined below) of owning and disposing of our Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our Class A common shares. This discussion applies only to a U.S. Holder that holds our Class A common shares as capital assets for U.S. federal income tax purposes. This discussion does not address the U.S. federal estate or gift tax or the effects of any state, local or non-U.S. tax laws. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax considerations, the potential application of the provisions of the Code known as the Medicare contribution tax and tax considerations applicable to U.S. Holders subject to special rules, such as:
•A bank, insurance company or one of certain financial institutions;
•a dealer or trader in securities who uses a mark-to-market method of tax accounting;
•a person holding a Class A common share as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to a Class A common share;
•a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•a person that is subject to the “applicable financial statement” rules under Section 451(b) of the Code;
•an entity or arrangement classified as a partnership or an S Corporation for U.S. federal income tax purposes;
•a tax-exempt entity, including an “individual retirement account” or “Roth IRA;”
•a real estate investment trust or a regulated investment company;
•a person that owns or is deemed to own ten percent or more of our stock (by vote or value);
•a person who acquired our Class A common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•a person that holds Class A common shares in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.
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
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A common shares that is for U.S. federal income tax purposes:

DLocal Limited	115

•a citizen or individual resident of the United States;
•a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia or otherwise treated as a domestic corporation; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
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
Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our goodwill, which may be determined, in part, by reference to the market price of our Class A common shares during 2025, we believe that we were not a PFIC for our 2025 taxable year and we do not expect to become one in the foreseeable future. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in any future year is uncertain because, among other things, (i) we hold and expect to continue to hold a substantial amount of cash, which is generally categorized as a passive asset; and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to it for all succeeding years during which it holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.
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

DLocal Limited	116

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
If a U.S. Holder makes the mark-to-market election, for each year when we are a PFIC it will generally recognize as ordinary income any excess of the fair market value of its Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, its tax basis in its Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime described above with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the Class A common shares.
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

DLocal Limited	117

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
THE ABOVE DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION BY U.S. HOLDERS OF OUR CLASS A COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATION.
F.Dividends and paying agents.
Not applicable.
G.Statement by experts.
Not applicable.
H.Documents on display.
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
I.Subsidiary Information.
Not applicable.
J.Annual report to security holders.
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
Item 12. Description of Securities Other than Equity Securities.
A.Debt Securities.
Not applicable.
B.Warrants and Rights.
Not applicable.
C.Other Securities.
Not applicable.
D.American Depositary Shares.
Not applicable.

DLocal Limited	118

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
A.Defaults
No matters to report.
B.Arrearages and Delinquencies
No matters to report.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
A.Material Modifications to Instruments
Not applicable.
B.Material Modifications to Rights
Not applicable.
C.Withdrawal or Substitution of Assets
Not applicable.
D.Change in Trustees or Paying Agents
Not applicable.
E.Use of Proceeds
On June 2, 2021, we commenced our initial public offering. On June 7, 2021, we closed our initial public offering, pursuant to which we issued and sold 4,411,765 Class A common shares. The selling shareholders sold 29,411,765 Class A common shares in our initial public offering. The net proceeds to us after deducting expenses and underwriting discounts and commissions was approximately US$82.6 million. We have used all the net proceeds from our initial public offering, in particular:
•for investments in technology to complement our product portfolio;
•to pursue opportunities that allowed us to expand our footprint more rapidly and roll out our services to new emerging markets faster, including through the acquisition of cross-border payment processing companies, software development companies and other payment related companies; and
•for general corporate purposes.
Item 15. Controls and Procedures.
(a)Disclosure Controls and Procedures.
Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025.

DLocal Limited	119

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
(b)Management’s annual report on internal control over financial reporting.
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
Management, with the participation of our Chief Executive Officer and Chief Financial Officer has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025.
(c)Attestation report of the registered public accounting firm.
The effectiveness of internal control over financial reporting as of December 31, 2025, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in its report which is included herein.
(d)Changes in internal control over financial reporting.
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
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert.
Our Board of Directors has determined that William Pruett qualifies as an "audit committee financial expert" under applicable SEC rules.
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

DLocal Limited	120

Item 16C. Principal Accountant Fees and Services.
Fees Paid to the Company’s Principal Accountant
In 2025, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company. Fees paid to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2025 and 2024 are detailed below:

	For the Year Ended December 31
	(in thousands of US$)
	2025	2024
Audit fees (i)	2,100	1,925
Audit related fees	300	—
Tax fees	21	15
All other fees	48	30
Total	2,469	1,970
(i) During 2025, the Board of Directors approved an additional audit fee of US$125,000 related to the audit of the financial statements for the year ended December 31, 2024, representing an overrun of the originally agreed audit fees. The 2024 comparative amounts have been updated accordingly.
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
Our Audit Committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2025, and the fees paid for such services.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
Not applicable.

DLocal Limited	121

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
On December 19, 2022, our board of directors approved the creation of a share repurchase program, or the “2023 Repurchase Program”. The 2023 Repurchase Program was executed in compliance with Rule 10b-18 and Rule 10b5-1(c)(1) under the Exchange Act and expired in July 2023. Buybacks were made from time to time in the open market and negotiated purchases. An aggregate amount of up to US$100 million in our Class A common shares could be repurchased under the 2023 Repurchase Program. We concluded the 2023 Repurchase Program on June 30, 2023, after having repurchased US$100 million of our Class A common shares.
On May 14, 2024, our board of directors authorized a share repurchase program to purchase Class A common shares of up to US$200 million (the “2024 Repurchase Program”). The 2024 Repurchase Program was set to expire at the earliest of May 2025 or upon reaching the US$200 million dollar repurchase limit. The share repurchases could be made from time to time through open-market transactions, block trades, privately negotiated transactions or otherwise, and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory considerations, and other relevant factors. No share repurchases were made under the 2024 Repurchase Program during 2025.
On March 13, 2026, the Board authorized a new share repurchase program to purchase Class A common shares of up to US$ 300 million (the “2026 Repurchase Program”). The 2026 Repurchase Program will expire at the earliest of March 19, 2027 or upon reaching the US$ 300 million dollar repurchase limit. The share repurchases may be made from time to time through open market transactions, block trades, privately negotiated transactions or otherwise, and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory considerations, and other relevant factors.
Item 16F. Change in Registrant’s Certifying Accountant.
Not applicable.
Item 16G. Corporate Governance.
Foreign Private Issuer Status
Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:
•Nasdaq Rule 5605(b), which requires that independent directors have regularly scheduled meetings with only the independent directors present. Cayman Islands Law does not impose a requirement that the independent directors meet regularly without other members present, and as such our independent directors are not required to hold such executive sessions.
•Nasdaq Rule 5605(d), which requires that we have a compensation committee comprised solely of “independent directors” as defined by Nasdaq that is tasked with determining, or recommending to the board for determination, the compensation of the chief executive officer and all others of our executive officers. As allowed by the laws of the Cayman Islands, our Compensation Committee is not comprised solely of independent directors. See "Item 6. Directors, Senior Management and Employees - C. Board Practices - Committees - Compensation Committee"
•Nasdaq Rule 5605(e), which requires that is a company have a nominations committee comprised solely of "independent directors" as defined by Nasdaq that is tasked with selecting, or recommending for the board's selection, direct nominees. As allowed by the laws of the Cayman Islands, our Nominating & Corporate Governance Committee is not comprised solely of independent directors. See "Item 6. Directors, Senior Management and Employees - C Board Practices - Committees - Nominating & Corporate Governance Committee."
•Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

DLocal Limited	122

•Nasdaq Rule 5250(b)(3) and Rule 5250(d), which require certain disclosures of third-party director and nominee compensation and distribution of annual and interim reports, respectively.  As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rule.
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

DLocal Limited	123

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
Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
•dLocal is not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to the double majority vote have been complied with;
•the shareholders or creditors have been fairly represented at the meeting in question and the statutory majority are acting bona fide, without coercion, to promote the interests of the class of which they represent;
•the arrangement is such as an intelligent and honest person, who is a member of the relevant class and acting properly, would reasonably approve; and
•the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”
If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

DLocal Limited	124

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
Shareholders’ Suits
Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in the Grand Court of the Cayman Islands. Derivative actions have been brought in the Grand Court of the Cayman Islands, and the Grand Court of the Cayman Islands has confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by the Grand Court of the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
•a company is acting or proposing to act illegally or beyond the scope of its authority;
•the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained;
•those who control the company are perpetrating a “fraud on the minority”; or
•A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.
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
Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of dLocal to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, our Compensations Committee shall be made up of such a number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law).
As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to certain of these rules "See - Foreign Private Issuer Status"
Borrowing Powers
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

DLocal Limited	125

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

DLocal Limited	126

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

DLocal Limited	127

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

DLocal Limited	128

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
Under this policy, covered individuals are prohibited from:
•Trading in the Company’s securities while in possession of MNPI;
•Engaging in short sales of the Company’s stock, which refers to sales of shares not owned by the covered person at the time of the sale;
•Engaging in any derivative transactions that are designed to hedge or speculate on any change in the market value of the Company’s equity securities;
•Disclosing MNPI to unauthorized persons (tipping); and
•Engaging in transactions during specified blackout periods applicable to directors, executive officers, and certain designated employees.
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
Our board of directors has overall oversight responsibility for our risk management and is charged with oversight of our cybersecurity risk management program. The Audit Committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The Audit Committee also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Information Security Officer ("CISO"), who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CISO and dedicated personnel are trained and experienced information systems security professionals and information security managers with many years of experience. Management, including the CISO and our cybersecurity team, update the Audit Committee as needed on cybersecurity programs, material cybersecurity risks and mitigation strategies. Our Security and Compliance team is responsible for implementing our cybersecurity risk management program, in coordination with our Corporate Risk Management team, under our VP of Risk.

DLocal Limited	129

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
Cybersecurity topics are deliberated in executive committees that have the role of informing and providing supporting materials to our executives and advisors in the best decision-making for the business. Currently, the subjects covered by the committees pervades themes like operational risks, IT and cybersecurity incidents, electronic crimes, fraud, audit and regulatory, third-party, affiliates, risks and compliance among others.
In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

DLocal Limited	130

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

8.1	List of subsidiaries of DLocal Limited (incorporated by reference to Note 4 to our Audited Consolidated Financial Statements filed with this annual report on Form 20-F).
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the SEC on April 24, 2025).
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Price Waterhouse & Co. S.R.L.
97.1	Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F filed with the SEC on March 19, 2024).

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

DLocal Limited	131

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DLocal Limited

Date: March 18, 2026	By:
Guillermo López Pérez
Chief Financial Officer

DLocal Limited	132

DLocal Limited	F-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of DLocal Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of DLocal Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

www.pwc.com/ar	Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000

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
Audit of Transaction revenues
As described in Notes 2.15 and 6 to the consolidated financial statements, the Company’s transaction revenues were $1,054.9 million for the year ended December 31, 2025 representing 96.46% of the Company’s total consolidated revenues. These revenues are generated mainly by processing fees and foreign exchange service fees, defined either as percentage of the transaction value or a fixed amount per transaction depending on each agreement.
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

/s/ Price Waterhouse & Co. S.R.L.
/s/ Mario Angel Julio (Partner)
Autonomous City of Buenos Aires, Argentina
March 18, 2026

We have served as the Company’s auditor since 2020.

www.pwc.com/ar	Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000

DLocal Limited
Consolidated Statements of Income and Comprehensive Income
Years ended December 31, 2025, 2024 and 2023
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	For the Year Ended December 31,
		2025	2024	2023
Continuing operations
Revenues	6	1,093,587	745,974	650,351
Cost of services	6	(690,831)	(451,301)	(373,492)
Gross profit		402,756	294,673	276,859

Technology and development expenses	7	(30,707)	(25,625)	(12,650)
Sales and marketing expenses	8	(26,457)	(21,626)	(17,120)
General and administrative expenses	8	(118,773)	(101,225)	(70,568)
Impairment (loss)/gain on financial assets	16	(2,189)	(440)	3,136
Other operating loss		(4,715)	(5,257)	—
Operating profit		219,915	140,500	179,657
Finance income	11	40,798	66,875	128,228
Finance costs	11	(27,855)	(49,701)	(116,834)
Inflation adjustment	11	(4,204)	(6,655)	(12,537)
Other results		8,739	10,519	(1,143)
Profit before income tax		228,654	151,019	178,514
Income tax expense	12	(31,752)	(30,550)	(29,428)
Profit for the year		196,902	120,469	149,086

Other comprehensive Income
Items that are or may be reclassified subsequently to profit or loss:
Exchange difference on translation on foreign operations		5,016	(11,188)	(7,713)
Other comprehensive income / (expense) for the period, net of tax		5,016	(11,188)	(7,713)
Total comprehensive income / (expense) for the period		201,918	109,281	141,373

Total comprehensive income for the year is attributable to:
Owners of the Group		196,801	120,416	148,964
Non-controlling interest		101	53	122
Profit for the year		196,902	120,469	149,086

Earnings per share
Basic Earnings per share	13	0.68	0.42	0.51
Diluted Earnings per share	13	0.65	0.39	0.49

Total comprehensive income for the year		201,918	109,281	141,373
The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited	F-3

DLocal Limited
Consolidated Statements of Financial Position
At December 31, 2025 and 2024
(All amounts in thousands of U.S. Dollars)

	Notes	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	14	719,897	425,172
Financial assets at fair value through profit or loss	15	99,089	129,319
Trade and other receivables	16	572,024	496,713
Derivative financial instruments	24	140	2,874
Other assets	17	29,607	18,805
Total Current Assets		1,420,757	1,072,883
Non-Current Assets
Trade and other receivables	16	25,982	18,044
Deferred tax assets	12	7,666	5,367
Property, plant and equipment	18	3,985	3,377
Right-of-use assets	19	2,995	3,645
Intangible assets	20	73,965	63,318
Other assets	17	5,614	4,695
Total Non-Current Assets		120,207	98,446
TOTAL ASSETS		1,540,964	1,171,329
LIABILITIES
Current Liabilities
Trade and other payables	21	854,436	597,787
Lease liabilities	19	1,076	1,137
Tax liabilities	23	21,500	21,515
Derivative financial instruments	24	1,567	6,227
Financial liabilities	22	86,898	50,455
Provisions	25	433	500
Total Current Liabilities		965,910	677,621
Non-Current Liabilities
Deferred tax liabilities	12	3,316	1,858
Lease liabilities	19	2,309	2,863
Total Non-Current Liabilities		5,625	4,721
TOTAL LIABILITIES		971,535	682,342
EQUITY
Share Capital	13	590	570
Share Premium	13	7,097	186,769
Treasury Shares	13	—	(200,980)
Capital Reserve	13	42,641	33,438
Other Reserves	13	(15,885)	(20,934)
Retained earnings	13	534,818	490,024
Total Equity Attributable to owners of the Group		569,261	488,887
Non-controlling interest		168	100
TOTAL EQUITY		569,429	488,987
TOTAL EQUITY AND LIABILITIES		1,540,964	1,171,329
The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited	F-4

DLocal Limited
Consolidated Statements of Changes in Equity
Years ended December 31, 2025, 2024 and 2023
(All amounts in thousands of U.S. Dollars)

	Notes	Share Capital	Share Premium	Treasury Shares	Capital Reserve	Other Reserves	Retained Earnings	Total	Non-controlling interest	Total equity
Balance as of January 1st, 2025		570	186,769	(200,980)	33,438	(20,934)	490,024	488,887	100	488,987
Comprehensive Income for the year
Profit for the year		—	—	—	—	—	196,801	196,801	101	196,902
Exchange difference on translation on foreign operations		—	—	—	—	5,049	—	5,049	(33)	5,016
Total Comprehensive Income for the year		—	—	—	—	5,049	196,801	201,850	68	201,918
Transactions with Group owners in their capacity as owners
Share-options exercise	13	3	17,134	—	(12,766)	—	—	4,371	—	4,371
Share-based payments net of forfeitures	9	—	—	—	24,136	—	—	24,136	—	24,136
Treasury shares cancellation	13	—	(198,956)	200,980	—	—	(2,024)	—	—	—
Dividends paid		—	—	—	—	—	(149,983)	(149,983)	—	(149,983)
Warrant Exercise		17	2,150	—	(2,167)	—	—	—	—	—
Transactions with Group owners in their capacity as owners		20	(179,672)	200,980	9,203	—	(152,007)	(121,476)	—	(121,476)
Balance as of December 31st, 2025		590	7,097	—	42,641	(15,885)	534,818	569,261	168	569,429
Balance as of January 1st, 2024		591	173,001	(99,936)	21,575	(9,808)	369,608	455,031	109	455,140
Comprehensive Income for the year
Profit for the year		—	—	—	—	—	120,416	120,416	53	120,469
Exchange difference on translation on foreign operations		—	—	—	—	(11,126)	—	(11,126)	(62)	(11,188)
Total Comprehensive Income for the year		—	—	—	—	(11,126)	120,416	109,290	(9)	109,281
Transactions with Group owners in their capacity as owners
Share-options exercise	13	2	13,768	—	(11,917)	—	—	1,853	—	1,853
Share-based payments net of forfeitures	9	—	—	—	23,780	—	—	23,780	—	23,780
Repurchase of shares	13	(23)	—	(101,044)	—	—	—	(101,067)	—	(101,067)
Transactions with Group owners in their capacity as owners		(21)	13,768	(101,044)	11,863	—	—	(75,434)	—	(75,434)
Balance as of December 31st, 2024		570	186,769	(200,980)	33,438	(20,934)	490,024	488,887	100	488,987
Balance as of January 1st, 2023		592	166,328	(2,021)	16,185	(1,448)	219,993	399,629	(9)	399,620
Comprehensive Income for the year
Profit for the year		—	—	—	—	—	148,964	148,964	122	149,086
Exchange difference on translation on foreign operations		—	—	—	—	(8,360)	651	(7,709)	(4)	(7,713)
Total Comprehensive Income for the year		—	—	—	—	(8,360)	149,615	141,255	118	141,373
Transactions with Group owners in their capacity as owners
Share-options exercise	13	—	5,051	—	(4,898)	—	—	153	—	153
Forfeitures of share-based payment	9	13	1,622	—	(1,634)	—	—	1	—	1
Share-based payments	9	—	—	—	11,922	—	—	11,922	—	11,922
Repurchase of shares	13	(14)	—	(97,915)	—	—	—	(97,929)	—	(97,929)
Transactions with Group owners in their capacity as owners		(1)	6,673	(97,915)	5,390	—	—	(85,853)	—	(85,853)
Balance as of December 31st, 2023		591	173,001	(99,936)	21,575	(9,808)	369,608	455,031	109	455,140
The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited	F-5

DLocal Limited
Consolidated Statements of Cash Flows
Years ended December 31, 2025, 2024 and 2023
(All amounts in thousands of U.S. Dollars)

	Notes	2025	2024	2023
Cash flows from operating activities
Profit before income tax		228,654	151,019	178,514
Adjustments:
Interest income from financial instruments	11	(26,253)	(28,266)	(49,588)
Interest charges for lease liabilities	11	254	501	578
Other interests charges		1,971	3,758	5,623
Finance expense related to derivative financial instruments		6,924	19,462	28,013
Amortization of Intangible assets	10	23,857	15,511	10,816
Depreciation and disposals of Property, plant and equipment and right-of-use	10	2,403	1,884	1,409
Share-based payment expense, net of forfeitures	9	24,136	23,780	11,922
Net exchange differences		18,592	24,787	82,620
Fair value loss/(gain) on financial assets at FVPL	11	(14,545)	(37,416)	(78,640)
Other operating loss		4,715	4,736	—
Net Impairment loss/(gain) on financial assets	16	2,189	440	318
Inflation adjustment and other financial results		6,490	(17,063)	9,041
		279,387	163,133	200,626
Changes in working capital
Increase in Trade and other receivables	16	(90,153)	(162,645)	(123,246)
Decrease in other assets	17	2,250	5,427	45,007
Increase / (Decrease) in Trade and Other payables	21	256,649	(6,957)	194,619
Decrease in Tax Liabilities	23	(5,573)	(3,184)	(10,967)
Increase / (Decrease) in Provisions	25	(67)	138	(1,111)
Cash (used in) / generated from operating activities		442,493	(4,088)	304,928
Income tax paid		(27,036)	(28,696)	(11,475)
Net cash (used in) / generated from operating activities		415,457	(32,784)	293,453
Cash flows from investing activities
Acquisitions of Property, plant and equipment	18	(2,282)	(1,705)	(965)
Additions of Intangible assets	20	(34,503)	(20,942)	(17,260)
Acquisitions of financial assets		(283,536)	(121,468)	(117,517)
Collections of financial assets		311,881	108,097	1,487
Interest collected from financial instruments		26,253	28,266	49,588
Payments for investments in other assets at FVPL	17	(12,501)	(10,000)	—
Net cash (used in) / generated from investing activities		5,312	(17,752)	(84,667)
Cash flows from financing activities
Repurchase of shares	13	—	(101,067)	(97,929)
Dividends paid		(149,982)	—	—
Share-options exercise paid	13	4,371	1,853	153
Net proceeds from financial liabilities	22	51,796	50,428	—
Interest payments on financial liabilities		(15,864)	(2,281)	—
Interest payments on lease liability		(254)	(501)	(578)
Principal payments on lease liability		(601)	(552)	(1,103)
Finance expense paid related to derivative financial instruments		(8,849)	(15,017)	(28,443)
Other finance expense paid		(1,690)	(1,450)	(5,971)
Net cash used in financing activities		(121,073)	(68,587)	(133,871)
Net increase in cash flow		299,695	(119,123)	74,915
Cash and cash equivalents at the beginning of the year		425,172	536,160	468,092
Effects of exchange rate changes on inflation and cash and cash equivalents		(4,970)	8,135	(6,847)
Cash and cash equivalents at the end of the year		719,897	425,172	536,160
The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited	F-6

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1. General information and Significant Events of the year
1.1. General information
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
These Consolidated Financial Statements as of December 31, 2025, were approved by dLocal’s Board of Directors on March 17, 2026
2. Presentation and preparation of the Consolidated Financial Statements and material accounting policies
2.1. Basis of preparation
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
The Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial assets measured at fair value as explained in Note 2.5. Financial instruments - initial recognition and subsequent measurement, and for Financial Statements of the Group’s operations in Argentina, which were adjusted to reflect the hyperinflationary nature of Argentina’s economic as detailed in Note 2.3. Foreign currencies.
The preparation of these Consolidated Financial Statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying dLocal’s accounting policies. Areas involving a higher degree of judgment or complexity, or where assumptions and estimates are significant to the Consolidated Financial Statements, are disclosed in Note 3. Accounting estimates and judgments.
2.2. Basis of consolidation
The consolidated financial statements comprise the consolidated financial position of the Group as of December 31, 2025 and 2024 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2025, 2024 and 2023.

DLocal Limited	F-7

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
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
Entities over which dLocal holds a controlling financial interest are referred to as subsidiaries. Subsidiaries are fully consolidated from the date dLocal obtains its controlling financial interest and are deconsolidated when dLocal loses control over the subsidiary. Subsidiaries included in the consolidated Group accounts are described in Note 4. Consolidation of subsidiaries.
Changes in the ownership interest of a subsidiary where the Group maintains control are accounted for within shareholders’ equity.
2.3. Foreign currencies
i)Functional and presentation currency
Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in U.S. Dollar, which is dLocal’s functional and presentation currency.
ii)Transactions and balances
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
iii)Hyperinflationary economies
The Group operates in Argentina and Ghana, which have been classified as hyperinflationary economies in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies. This determination is based on cumulative inflation exceeding 100% over the last three years and other qualitative factors.
As required by IAS 29, the financial statements of the Group’s operations in hyperinflationary economies have been adjusted to reflect the effects of inflation. Non-monetary items in the Statement of Financial Position were restated using a general price index from their date of initial recognition to December 31, 2025. In Argentina, the price index for 2025 was 1.3 (2.17 and 3.1 for 2024 and 2023, respectively), as published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) and the National Institute of Statistics.
Inflation adjustments were also applied to items in the Statement of Comprehensive Income, which were restated to reflect the current unit of measurement as of the reporting date. After these adjustments, the results of operations were translated into U.S. Dollars at the closing exchange rate for the reporting period.

DLocal Limited	F-8

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
This approach ensures compliance with IAS 29 and provides a more accurate reflection of the Group’s financial position and performance in Argentina under hyperinflationary conditions.
iv)Group companies
The results and financial position of foreign operations of non-hyperinflationary economies with a functional currency that differs from the presentation currency are translated into the presentation currency as follows:
•Assets and liabilities for each item presented on the statement of financial position are translated at the closing rate as of the end of the reporting period;
•Income and expenses are translated at average exchange rates; and
•All resulting exchange differences are recognized in other comprehensive income.
The results and financial position of foreign operations whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency as follows:
•All amounts (i.e., assets, liabilities, equity items, income and expenses) are translated at the closing rate at the date of the most recent statement of financial position.
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
2.4. Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term, highly liquid financial instruments with original maturities of three months or less. dLocal classifies a financial instrument as a cash equivalent when the following conditions are met:
•The financial instrument can be immediately converted into a known amount of cash;
•The fair value of the financial instrument approximates its carrying value; and
•The financial instrument is subject to an insignificant risk of a valuation change.
Cash equivalents are measured at amortized cost and/or fair value through profit or loss depending on its nature (refer to note 31), and are presented within current assets due to their short-term maturity.
2.5. Financial instruments - initial recognition and subsequent measurement
i)Financial assets
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

DLocal Limited	F-9

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
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
Financial assets as of December 31, 2025 and 2024 include cash and cash equivalents, other assets, trade and other receivables, derivative financial instruments and investments in quoted and unquoted debt securities.
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
The Group’s financial assets at amortized cost for 2025 and 2024 include cash and cash equivalents, investments in certain debt securities (including U.S. bonds), other assets, and trade and other receivables which correspond to uncollateralized gross amounts due from acquirers, processors, merchants and collection entities for services performed.
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
The Group’s financial assets at fair value through profit or loss as of December 31, 2025 and 2024 include derivative financial instruments, investment in quoted debt securities and treasury bonds.
Financial assets at fair value through OCI
The Group did not hold any financial assets within this category as of December 31, 2025 or 2024.
Financial assets designated at fair value through OCI (debt instruments)
The Group did not hold any financial assets within this category as of December 31, 2025 or 2024.
Derecognition
A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:
•The rights to receive the asset’s cash flows expire; or
•The Group transfers its rights to receive cash flows from the asset or assumes an obligation to pay all cash flows received to a third-party under a “pass-through” arrangement; and
•The Group (a) transfers virtually all risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control over the asset.
When the Group transfers its rights to receive a financial asset’s cash flows but does not transfer or retain substantially all the risks and benefits, the financial asset is recognized to the extent of the Group’s continuing involvement. In such cases, the Group also recognizes an associated liability. In such cases, the transferred financial asset and associated liability is measured in a manner that reflects the Group’s retained rights and obligations. No financial assets and liabilities meeting these conditions were recognized as of December 31, 2025 or 2024.

DLocal Limited	F-10

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
Guarantees over transferred assets represent a form of continuing involvement. Such assets are measured at an amount equal to the lower of the original carrying amount of the financial asset and the maximum amount the Group could be required to pay under the terms of the guarantee.
ii)Impairment of financial assets
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
iii)Financial liabilities
Initial recognition and measurement
Financial liabilities are initially classified at fair value through profit or loss, amortized cost or as derivatives designated as hedging instruments in an effective hedging relationship.
Financial liabilities held at amortized cost are initially recognized net of transaction costs that are directly attributable to the issuance of the liability.
The Group’s financial liabilities as of December 31, 2025 and 2024 include trade and other payables, lease liabilities, derivative financial instruments, contingent consideration liability, borrowings and bank overdraft.
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
The Group’s financial liabilities at fair value through profit or loss as of December 31, 2025 and 2024 include derivative financial instruments.
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

DLocal Limited	F-11

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
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
iv)Derivative financial instruments
Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
The Group operates in several foreign currencies and is exposed to foreign currency risk. From time to time, the Group uses derivative financial instruments, such as delivery and non-deliverable forward currency contracts to hedge or reduce exposure to foreign currency risks. The Group has elected to separate the spot element from the forward element of certain derivative financial instruments and designated as the hedging instrument only the change in the fair value of the spot element. The change in the fair value of the spot element of such derivatives is presented in the Costs of services line item. The change in the fair value of the forward element of such derivatives is presented in the Finance costs line item. For information about derivative financial instruments see Note 24. Derivative financial instruments.
v)Fair value of financial instruments
The Group measures financial assets held at fair value through profit or loss at fair value as of each reporting date.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
•In the principal market for the asset or liability; or
•In the absence of a principal market, in the most advantageous market for the asset or liability.
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
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1 - quoted (unadjusted) prices in active markets for identical assets or liabilities;
•Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•Level 3 - techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.
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
vi)Financial instruments-offsetting
Financial assets and liabilities are presented net in the consolidated statement of financial position if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.

DLocal Limited	F-12

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
The Group presents trade payables to merchants net of trade receivables from fees and trade receivables from processing entities net of fees considering that there is an enforceable legal right to offset and the Group expects to cancel such obligations on a net basis. For further detail refer to Note 27. Offsetting financial assets and financial liabilities.
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
Deferred income tax assets and liabilities are recognized for all temporary taxable differences, except in the following situations:
•Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
•Temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.
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
2.7. Property, plant and equipment
Property, plant and equipment (“PP&E) are stated at historical cost, net of accumulated depreciation and impairment losses, if any, unless pertaining to the Group‘s Argentine operations which have been adjusted pursuant to IAS 29 as detailed in Note 2.3. Foreign currencies. Historical cost includes material expenditures that can be measured reliably and are directly attributable to the acquisition of the property, plant or equipment. Repairs, maintenance and all other expenditures are charged to profit or loss during the period in which they are incurred.
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

DLocal Limited	F-13

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
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
An asset’s carrying amount is immediately written down to its recoverable amount when the asset’s carrying amount is greater than its estimated recoverable amount. For further information see Note 2.9. Impairment of non-financial assets.
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
Software maintenance costs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of the Group’s identifiable and unique software products are recognized as an intangible asset. Costs that are directly attributable to internally developed software are capitalized and recognized as part of the intangible asset, which principally includes salaries and wages of Group software engineers and third-party professional service costs. The Group limits its capitalization of costs to the software or product’s development phase if it can demonstrate the following:
•The technological feasibility of completing the intangible asset so that it will be available for use or sale;
•The intention to complete the intangible asset and use or sell it;
•The ability to use or sell the intangible asset;
•How the intangible asset will generate probable future economic benefits;
•The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset;
•The ability to measure reliably the expenditure attributable to the intangible asset during its development.
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

DLocal Limited	F-14

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
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
Certain key employees have been awarded share-based compensation (“Participants”) pursuant to the "DLocal Limited amended and restated 2020 Global Share Incentive Plan", which consists of the “Share Option Award Agreements”, “Restricted Stock Unit Agreements” and “Performance Share Unit Agreements” (together referred to as the “Agreements”. For all plans, management commits to grant shares of dLocal to the defined participants.
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

DLocal Limited	F-15

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
The total amount to be expensed is determined by reference to the fair value of the tranche shares granted at the grant date, which is also based on:
•Including any market performance conditions;
•Including the impact of any non-market performance vesting conditions (i.e. remaining an employee of the entity over a specified time), and;
•Including the impact of any non-vesting conditions (i.e. the requirement for participants to save or hold shares for a specific period of time).
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
If exercised, the Merchant’s beneficial ownership will be limited to 4.999% of the Group’s outstanding ordinary shares unless the Merchant waives this limit upon providing 61 days’ notice.
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
On May 15, 2025, the warrant holder exercised its net issuance right resulting in a net issuance amount of 7,968,281 shares at a Fair Market Value of US$9.5680 per share, calculated using the average price of five business days before the exercise date. Subsequently, on October 1, 2025, the remaining outstanding warrants were fully exercised. This final exercise covered 197,000 Class A common shares using the net issuance (cashless exercise) method, based on a five-day average closing price of US$14.508 per share. As a result, 7,776 shares were surrendered to pay the aggregate exercise price of US$112,802.20, and 189,224 net shares were issued to the warrant holder.
As of December 31, 2025, there are no outstanding warrants to be exercised.
2.12. Leases and right of use assets
IFRS 16, Leases, applies to all leases with the exception of licenses of intellectual property rights held by licensing agreements within the scope of IAS 38, Intangible Assets and service concession arrangements.

DLocal Limited	F-16

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
When the Group is the lessee, it is required to recognize both:
•A lease liability, measured at the present value of remaining cash flows on the lease; and
•A right-of-use (“ROU”) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.
The lease agreement can be extended for 1-month terms following the expiration of the base lease term unless the Company elects to terminate the agreement.
The net present value of lease liabilities generally includes the following:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•variable lease payment based on an index or a rate, initially measured using the index or rate as of the commencement date;
•amounts expected to be payable by the Group under residual value guarantees;
•amounts required to be paid upon exercise price of a purchase option if the Group is reasonably certain to exercise that option; and
•penalties resulting from the termination of a lease if the lease term assumes the Group will exercise its termination option.
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
The lease liability is remeasured when there is a change in one of the following:
•Future lease payments arising from a change in an index or rate;
•The Group’s estimate of the amount expected to be payable under a residual value guarantee; or
•The Group’s assessment of whether it will exercise a purchase, extension or termination option.
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
To determine the incremental borrowing rate, the Group:
•uses recent third-party financing received by the individual lessee where possible, adjusted to reflect changes in financing conditions since the applicable third-party financing was received; or

DLocal Limited	F-17

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
•derives the incremental borrowing rate using the risk-free interest rate, adjusted for credit risk for leases held by the Group, which does not have recent third-party financing, and makes adjustments specific to the lease.
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
On August 13, 2025, all treasury shares were canceled, refer to Note 13.c.
2.15. Revenue
dLocal provides payment processing services to merchants as follows:
•dLocal specializes in local payments so that merchants can reach consumers located in emerging markets. On a recurring basis, merchants and their customers are exchanging goods and services while dLocal provides the payment solution to that relationship. dLocal does not have any obligation to provide such goods or services between the merchant and its customer but is responsible for processing payments through its platform;
•dLocal only processes the payment through its platform when a complete authorization request was made by the merchant. The authorization request is made by transmitting the authorization data of the transaction to dLocal;
•dLocal contracts with service providers for the authorization, processing and settlement services performed by payment schemes networks and card issuers;
•dLocal is not responsible for the credit risk or the chargebacks risk of the cardholder (i.e., the merchant customer). The merchant is responsible for the credit checks.
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

DLocal Limited	F-18

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
The Group applies the following five steps:
1.Identification of the contract with a client (i.e., merchant).
2.Identification of the performance obligations in the contract.
3.Determination of the transaction price.
4.Allocation of the transaction price to the performance obligations in the contract.
5.Recognition of revenue when or as the entity satisfies a performance obligation.
dLocal performs two types of transactions:
•Pay-ins: are transactions where dLocal collects money in local currency in emerging markets countries and makes it available for merchants in their requested currency and country, after a settlement period. Revenue for this type of transaction is recognized when the authorized transaction is processed. This type of revenue is recognized at a point in time.
•Pay-outs: are transactions where dLocal collects money from merchants in the countries and currencies of preference and then disburses money in local currency in emerging markets countries according to the merchants’ instructions. Revenue for this type of transaction is recognized upon completing the pay-out of an authorized transaction in local currency. This type of revenue is recognized at a point in time.
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
Revenue from contracts with merchants comprises:
Transaction revenues
The Group recognizes fees charged to merchants as transaction revenue and fees incurred in processing payments as cost of services. Fees earned from merchants are presented as gross revenue due to the following considerations which indicate that the Group controls the payment processing services and acts as the principal:
•The Group bears primary responsibility to merchants for the fulfillment of the payment service;
•The Group contracts directly with merchants and there is no contractual relationship between merchants and payment processors (i.e., the service providers);
•The Group has independently negotiated arrangements with payment processors;
•The established fees are independent of the costs incurred from payment processors and the Group, therefore, has full margin risk for each transaction;
•In cross-border transactions, the Group or the merchants may bear foreign exchange risk depending on each agreement. The foreign exchange fees charged to merchants are based on a fixed fee per transaction or fixed percentage of the transaction value. When the Group bears the foreign exchange risk, it runs from the time the transaction in local currency is authorized until the Group converts the money to foreign currency (USD or EUR for pay-ins) and from the time the Group receives the money from the merchant until the Group converts the money to local currency (for pay-outs);
•The Group bears credit risk from the agents and third-party processors, acquirers and collection entities for the payment settlement. These processors collect funds from the end consumers’ financial institutions and are required to pay the proceeds from these transactions. dLocal is not insured against credit losses. If a processor or acquirer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay amounts owed to dLocal when due, dLocal must nonetheless process the payment transaction for the benefit of merchants and end consumers. Merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder.
Transaction revenues are recognized as revenue at a point in time when an authorized payment transaction is processed.
Transaction revenues are those that are directly related to the volume of payments processes in dollars or in quantity of transactions.
Transaction revenues are comprised of:
•Processing fees: based on a percentage or fixed fee per approved transaction;

DLocal Limited	F-19

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
•Installment and advances fees: corresponds to fees related to advances that may be granted to merchants, including advances associated with installments transactions;
•Foreign Exchange Fees: in cross-border transactions, a spread is applied to the exchange rate used for the currency conversion and can be based on a percentage or fixed fee;
•Other transactional fees: mainly correspond to fees charged for each chargeback and refund dLocal has to manage and dispute and other transactional fees.
Other revenues
Other revenues are comprised mainly of fees related to transactional taxes, minimum monthly fees, transfer fees and initial setup fees. Other revenues are recognized at a point in time when the performance obligation is satisfied.
2.16. New standards and interpretations
The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. A number of new or amended standards became applicable for the current reporting period. The Group did not change its accounting policies or make retrospective adjustments as a result of new accounting standards made applicable on January 1, 2025.
New accounting pronouncements
Certain new accounting standards and amendments to accounting standards have been published that are not yet effective for December 31, 2025, reporting periods and have not been early adopted by the Group. The group assessment of the impact of these new standards and amendments is evidenced below:
•On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
•clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
The Group does not expect these amendments to have a material impact on its operations or financial statements.
•IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after 1 January 2027)
IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, particularly those related to the statement of financial performance and providing management-defined performance measures within the financial statements.
The group is in the process of determining the impact on the group of applying IFRS 18, which will be followed by a transition plan to report our first IFRS 18-compliant interim financial statements for the period ending 31 March 2027 and annual financial statements for the period ending 31 December 2027. It is also expected that the cash flow statement will be impacted, because interest and dividends received and finance costs paid are required to each be presented in a single category.
The group currently presents an operating profit subtotal. The group is performing a detailed assessment to determine the appropriate classification of items to ensure that the operating profit subtotal will comply with the requirements of IFRS 18. Furthermore, the new aggregation and disaggregation requirements will lead into changes to present the most useful structured summary.

DLocal Limited	F-20

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
The group currently reports an adjusted EBITDA measure to our investors. The group expects that this measure will meet the definition of a management-defined performance measure. The group is performing an assessment of other measures that are currently being reported outside the financial information and whether or not these meet the definition of a management-defined performance measure.
The group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.
At each subsequent reporting period, the group will provide an update on the progress towards transition to IFRS 18.
•IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after 1 January 2027)
Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The Group does not expect this standard to have an impact on its operations or financial statements.
Amendments to IAS 21 – Translation to a Hyperinflationary Presentation Currency
Issued in November 2025, the IASB amended IAS 21 to clarify the translation requirements when an entity presents its financial statements in the currency of a hyperinflationary economy while its functional currency, or the functional currency of a foreign operation, is not hyperinflationary. The amendments provide guidance on how such financial statements should be translated in these circumstances.
The Group does not expect this amendment to have an impact on its operations or financial statements.

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
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of certain conditions could change in the near term due to one or more future confirming events. Situations or sets of circumstances existing at the date of these consolidated financial statements, which management considered in formulating its estimates, may be subject to revisions based on new information or evolving conditions. For more information, see Note 29. Share-based payment.

DLocal Limited	F-21

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
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
The Consolidated Financial Statements of the Group include the following subsidiaries, each of which serves different vertical and/or provides a specific service according to the needs of the Group:

			Ownership interest held by the group		Ownership interest held by non-controlling interests

Entity name	Country of incorporation	Principal activities	2025	2024	2025	2024
Dlocal Group Limited	Malta	Holding Company	100%	100%	—%	—%
Dlocal Limited	Malta	Payments provider	99.999%	99.999%	0.001%	0.001%
Dlocal Markets Limited	Malta	Holding Company	100%	100%	—%	—%
Dlocal Hold Ops Limited	Cayman Islands	Holding Company	100%	100%	—%	—%
Dlocal LLP	United Kingdom	Payments provider	100%	100%	—%	—%
Dlocal Corp LLP	United Kingdom	Payments provider	100%	100%	—%	—%
Dlocal OpCo UK LTD	United Kingdom	Payments & Service provider	100%	100%	—%	—%
Dlocal OpCo US Inc. (1) (4)	United States of America	Payments & Service provider	100%	—%	—%	—%
Dlocal Technologies S.A.	Uruguay	Service provider	100%	100%	—%	—%
Dlocal Uruguay S.A.	Uruguay	Collection entity	100%	100%	—%	—%
Dlocal PTE Limited	Singapore	Holding Company & Service provider	100%	100%	—%	—%
Dlocal Argentina S.A.	Argentina	Collection entity & Service provider	100%	100%	—%	—%
Demerge Arg. S.A.	Argentina	Service provider	100%	100%	—%	—%
Dlocal Services Arg S.A.	Argentina	Collection entity	100%	100%	—%	—%
Demerge Services S.A.	Argentina	Collection entity	100%	100%	—%	—%
DLocal Bangladesh Limited	Bangladesh	Collection entity	100%	100%	—%	—%
Demerge Bolivia S.R.L.	Bolivia	Collection entity	100%	100%	—%	—%
Dlocal Brasil Holding Financeira	Brazil	Holding Company	100%	100%	—%	—%
Dlocal Brasil Instituição de Pagamento S.A.	Brazil	Collection entity	100%	100%	—%	—%
Demerge Brasil Prestadora de Serviços de Ativos Virtuais e Pagamentos Ltda.	Brazil	Collection entity	100%	100%	—%	—%
Webpay Brasil Pagamentos Ltda.	Brazil	Collection entity	100%	100%	—%	—%
Demerge Cameroun SARL	Cameroon	Collection entity	100%	100%	—%	—%
Dlocal Chile SA	Chile	Collection entity	100%	100%	—%	—%
Demerge Chile SPA	Chile	Collection entity	100%	100%	—%	—%
Pagos y Servicios Limitada	Chile	Collection entity	100%	100%	—%	—%
FCA CL 2 Spa	Chile	Collection entity	100%	100%	—%	—%
Dlocal Colombia S.A.S.	Colombia	Collection entity & Service provider	100%	100%	—%	—%
Demerge Colombia S.A.S.	Colombia	Collection entity	100%	100%	—%	—%
Kupa Colombia S.A.S.	Colombia	Collection entity	100%	100%	—%	—%
Dlocal Costa Rica SRL	Costa Rica	Collection entity	100%	100%	—%	—%
Demerege Ecuador S.A.	Ecuador	Collection entity	100%	100%	—%	—%
Dlocal Egypt LLC	Egypt	Collection entity	100%	100%	—%	—%
Dlocal El Salvador S.A de C.V.	El Salvador	Collection entity	100%	100%	—%	—%

DLocal Limited	F-22

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

			Ownership interest held by the group		Ownership interest held by non-controlling interests

Entity name	Country of incorporation	Principal activities	2025	2024	2025	2024
dLocal Ghana Limited Company	Ghana	Collection entity	70%	70%	30%	30%
Demerge Guatemala S.A.	Guatemala	Collection entity	100%	100%	—%	—%
Dlocal Honduras S.A.	Honduras	Collection entity	100%	100%	—%	—%
Depansum Solutions Private Limited	India	Collection entity	100%	100%	—%	—%
Dlocal India Pvt Limited	India	Collection entity	100%	100%	—%	—%
Guisol Solutions Private Limited	India	Collection entity	100%	100%	—%	—%
PT Dlocal Solutions Indonesia	Indonesia	Collection entity	100%	100%	—%	—%
Dlocal Israel Limited (4)	Israel	Service provider	100%	100%	—%	—%
Dlocal SARL	Ivory Coast	Collection entity	100%	100%	—%	—%
Demerge Japan Ltd	Japan	Collection entity	100%	100%	—%	—%
Dlocal Payments Kenya Limited	Kenya	Collection entity	100%	100%	—%	—%
Depansum Malaysia SDN. BHD.	Malaysia	Collection entity	100%	100%	—%	—%
Demerge Mexico S.A. de C.V.	Mexico	Collection entity	100%	100%	—%	—%
Dlocal Mexico S.A. de C.V.	Mexico	Collection entity	100%	100%	—%	—%
Dlocal Technologies Mexico S.A. de C.V.	Mexico	Collection entity	100%	100%	—%	—%
DLocal Morocco SARL AU	Morocco	Collection entity	98.5%	98.5%	1.5%	1.5%
Demerge Nigeria Limited	Nigeria	Collection entity & Service provider	100%	100%	—%	—%
Dlocal Panama S.A.	Panama	Collection entity	100%	100%	—%	—%
Dlocal Paraguay S.A.	Paraguay	Collection entity	100%	100%	—%	—%
Demerge Peru S.A.C.	Peru	Collection entity	100%	100%	—%	—%
Depansum Perú S.A.C.	Peru	Collection entity	100%	100%	—%	—%
Dlocal Payments Philippines Incorporated	Philippines	Collection entity	100%	100%	—%	—%
Demerge República Dominicana SA	Dominican Republic	Collection entity	100%	100%	—%	—%
Dlocal Rwanda Ltd.	Rwanda	Collection entity	100%	100%	—%	—%
Depansum PTY Limited	South Africa	Collection entity	100%	100%	—%	—%
DLP South Africa PTY Ltd.	South Africa	Collection entity	100%	100%	—%	—%
Dlocal Tanzania LTD	Tanzania	Collection entity	100%	100%	—%	—%
Demerge (Thailand) Co. LTD (2)	Thailand	Collection entity	49%	49%	51%	51%
Dlocal Uganda LTD	Uganda	Collection entity	100%	100%	—%	—%
Dlocal Payment Services L.L.C.	United Arab Emirates	Collection entity	100%	100%	—%	—%
Dlocal US LLC	United States of America	Service provider	100%	100%	—%	—%
Dlocal Holding Uruguay S.A.	Uruguay	Holding Company	100%	100%	—%	—%
Demerge Uruguay S.A.	Uruguay	Service provider	100%	100%	—%	—%
Dlocal Services Uruguay S.A.	Uruguay	Collection entity	100%	100%	—%	—%
Dlocal Vietnam Company Limited	Vietnam	Collection entity	100%	100%	—%	—%
Depansum Arg S.A. (4)	Argentina	Collection entity	100%	100%	—%	—%
Demerge España SL	Spain	Service provider	100%	100%	—%	—%
Demerge Senegal SAURL	Senegal	Collection entity	100%	100%	—%	—%
PT Dlocal Services Gateway	Indonesia	Collection entity	100%	100%	—%	—%
PT Dlocal Payment Solutions	Indonesia	Collection entity	85%	85%	15%	15%
Depansum Limited	Kenya	Collection entity	99%	99%	1%	1%
Dlocal Developments Arg S.A.	Argentina	Finance entity	100%	100%	—%	—%

DLocal Limited	F-23

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

			Ownership interest held by the group		Ownership interest held by non-controlling interests

Entity name	Country of incorporation	Principal activities	2025	2024	2025	2024
Dlocal Payments Private Limited	India	Collection entity	100%	100%	—%	—%
Zubisokan Nigeria Limited	Nigeria	Collection entity	100%	100%	—%	—%
Kupa IMTO Nigeria Limited	Nigeria	Collection entity	100%	100%	—%	—%
Dlocal Arabia Financial Technology Company	Saudi Arabia	Collection entity	100%	100%	—%	—%
Dlocal Opco Ireland Ltd (4)	Ireland	Payments provider	100%	100%	—%	—%
Dlocal Solutions Private Limited	India	Collection entity	100%	100%	—%	—%
Dlocal Nicaragua S.A.	Nicaragua	Collection entity	100%	100%	—%	—%
Dlocal Malaysia Sdn. Bhd.	Malaysia	Collection entity	100%	100%	—%	—%
CRI Demerge Costa Rica SRL (3)	Costa Rica	Collection entity	—%	100%	—%	—%
Demerge Singapore PTE Ltd	Singapore	Collection entity	100%	100%	—%	—%
Dlocal Vault S.A. (ex Olmerix S.A.)	Uruguay	Finance entity	100%	100%	—%	—%
Shanghai Demerge Consulting Co. Ltd (4)	China	Service provider	100%	100%	—%	—%
Dlocal Pakistan (Private) Limited	Pakistan	Collection entity	100%	100%	—%	—%
Dlocal Solutions Inc	Philippines	Collection entity	99.99999%	99.99999%	0.00001%	0.00001%
dLocal (DIFC) Limited	United Arab Emirates	Collection entity	100%	100%	—%	—%
(1)    New subsidiary incorporated or acquired during 2025, under which the Group controls, according to IFRS 10. The Group has determined that the incorporation of this subsidiary during 2025 do not constitute a business combination according to IFRS 3.
(2)    Although dLocal is the owner of 49% of Demerge (Thailand) Co. LTD, the Group controls its operations and has de facto control according to the guidelines in IFRS 10.
(3) The subsidiary was dissolved during the period ended on December 31, 2025.
(4) As of December 31, 2025, the Company was dormant and did not carry out any operating activities.
5. Segment reporting
The Group operates as a single operating segment, “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker which is the group’s executive team represented by executive officers and directors. The Group has determined that its Executive Team is the chief operating decision maker as they determine the allocation of resources and assess performance.
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

DLocal Limited	F-24

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
The Group reconciles its Adjusted EBITDA and Adjusted EBITDA Margin to profit for the year as presented in the Consolidated Statement of Comprehensive Income as follows:

	Note	December 31, 2025	December 31, 2024	December 31, 2023
Profit for the year (i)		196,902	120,469	149,086
Income tax expense	12	31,752	30,550	29,428
Inflation adjustment	11	4,204	6,655	12,537
Finance income	11	(40,798)	(66,875)	(128,228)
Finance costs	11	27,855	49,701	116,834
Other operating loss		4,715	5,257	—
Impairment (gain) / loss on financial assets	16, 17	2,189	440	(3,136)
Depreciation and amortization	10	26,260	17,177	12,225
Other non-recurring costs (ii)		124	1,571	1,663
Share-based payment non-cash charges, net of forfeitures	13	24,136	23,780	11,922
Offering expenses (iii)		739	—	—
Adjusted EBITDA		278,078	188,725	202,331

Revenues	6	1,093,587	745,974	650,351
Adjusted EBITDA		278,078	188,725	202,331
Adjusted EBITDA Margin		25.4%	25.3%	31.1%
Profit Margin		18.0%	16.1%	22.9%
(i)Includes a net gain related to the effective portion of the change in the spot rate of the hedged foreign currency risk. For further information refer to Note 24. Derivative financial instruments.
(ii)Refers to costs not directly associated with our core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action proceedings and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2023, 2024 and 2025.
(iii)Corresponds to expenses incurred by dLocal in connection with an offering of its Class A common shares in 2025.
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

DLocal Limited	F-25

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	2025	2024	2023
LatAm	874,140	562,183	492,681
Brazil	207,187	151,959	158,997
Mexico	183,036	149,249	116,835
Argentina	161,091	85,454	75,128
Other countries	322,826	175,521	141,721
Non-LatAm	219,447	183,791	157,670
Egypt	59,737	93,951	36,662
Other countries	159,710	89,840	121,008
Total	1,093,587	745,974	650,351
During the years ended December 31, 2025, 2024 and 2023, the Group had no revenues from customers domiciled in the Cayman Islands. The Group’s revenues are derived from payment processing services provided to merchants, regardless of the geographic location of their customers. As previously stated, dLocal does not engage with or provide services directly to the end-users of its merchants.
Revenue with large customers
During the year ended December 31, 2025, the Group’s revenue from its top 10 merchants represented 61% of its total revenue (62% and 60% of revenue in the years ended December 31, 2024 and 2023, respectively). In 2025 two merchants (one in 2024 and none in 2023) individually accounted for more than 10% of the Group’s total revenue.
Non-current assets by country
The Company does not have any non-current assets located in the Cayman Islands.
Material non-current assets are the Intangible Assets described in Note 20 to these Consolidated Financial Statements and are located in Malta.
6. Revenues and Cost of Services
(a)Revenue and Gross profit description
dLocal derives revenue by processing payments for international merchants who operate in selected emerging markets.
The breakdown of revenue from contracts with customers per type of service is as follows:

	2025	2024	2023
Transaction revenues (i)	1,054,928	739,919	637,053
Other revenues (ii)	38,659	6,055	13,298
Revenues from payment processing	1,093,587	745,974	650,351
Cost of services	(690,831)	(451,301)	(373,492)
Gross profit	402,756	294,673	276,859
(i)Transaction revenues consist of processing, foreign exchange, installment, advances granted to merchants, chargebacks, refunds and other transactional fees as described in note 2.15. These fees are recognized as revenue at a point in time when a payment transaction, or its reversal in the case of chargebacks and refunds, has been processed.
(ii)Other revenues are comprised mainly of fees related to transactional taxes, minimum monthly fees, transfer fees and initial setup fees. Other revenues are recognized at a point in time when the performance obligation is satisfied.
(b)Revenue recognized at a point in time and over time
Transaction revenues are recognized at a point in time when the payment transaction, or in the case of chargeback and refunds, its reversal, has been processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time during the years ended December 31, 2025, 2024 and 2023.

DLocal Limited	F-26

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
(c)Cost of services
Cost of services are comprised of the following:

	2025	2024	2023
Processing costs (i)	655,015	427,127	356,295
Hosting expenses (ii)	10,873	7,723	6,235
Amortization of intangible assets (iii)	20,787	13,413	8,710
Salary and wages (iv)	4,156	3,038	2,252
Total	690,831	451,301	373,492
(i)Include fees from financial institutions (e.g., banks, local acquirers or payment methods) charged the Group, typically as percentage of the transaction value (but in certain cases, as a fixed fee in the case of pay-outs in relation to payment processing, cash advances, installment payments and merchant advances finance cost). Such fees vary by financial institution and typically depend on the settlement period contracted with such institution, the payment method used and the type of product (e.g., pay-in or a pay-out). These fees also include conversion and expatriation or repatriation costs charged by banks and brokers and the corresponding hedging results. For further details related to the effect of hedging results see Note 24. Derivative financial instruments
(ii)Expenses related to hosting services for the Group’ s payment platform.
(iii)Represents the amortization of capitalized internally generated software (i.e., dLocal’ s payment platform). For further detail refer to Note 20. Intangible Assets.
(iv)Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9. Employee Benefits.
7. Technology and development expenses
Technology and development expenses consist of the following:

	2025	2024	2023
Salaries and wages (i)	15,259	12,626	5,805
Software licenses (ii)	7,442	5,723	3,213
Infrastructure expenses (iii)	4,074	4,871	2,279
Information and technology security expenses (iv)	649	336	442
Other technology expenses	3,283	2,069	911
Total	30,707	25,625	12,650
(i)Consists primarily of full-time equivalents (“FTE”)’ compensation related to product and technology development, excluding capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9. Employee Benefits.
(ii)Consists of software licenses used exclusively by the technology development department for the development of the platform.
(iii)Represents information technology costs to support the Group’s infrastructure and back-office operations.
(iv)Represents expenses incurred to monitor the security of our network and platform.
8. Sales and marketing expenses and General and administrative expenses
Sales and marketing expenses and General and administrative expense are comprised of the following:

Sales and marketing expenses	2025	2024	2023
Salaries and wages (i)	21,089	18,130	13,344
Marketing expenses (ii)	5,368	3,496	3,776
Total	26,457	21,626	17,120

General and administrative expenses	2025	2024	2023
Salaries and wages (iii)	64,244	54,931	36,727
Third-party services (iv)	24,260	22,600	18,500
Other operating expenses (v)	30,269	23,694	15,341
Total	118,773	101,225	70,568
(i)Represents salaries and wages related to FTEs the Group’s Sales and marketing department. For further detail on total salaries and wages refer to Note 9. Employee Benefits.

DLocal Limited	F-27

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
(ii)Represents expenses related to trade marketing events, the distribution and production of marketing and advertising campaigns mostly related to public relations expenses, third-party sales commissions, and online performance marketing.
(iii)Represents salaries and wages related to administrative FTEs. For further detail on total salaries and wages refer to Note 9. Employee Benefits.
(iv)Includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources’ fees.
(v)Includes office rent and related expenses, amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment, taxes, travel and other expenses.
9. Employee Benefits
Employee benefits costs were comprised of the following:

	2025	2024	2023
Salaries, wages and contractor fees (i)	114,876	84,754	62,900
Share-based payments (ii)	24,136	23,780	11,922
Total	139,012	108,534	74,822
(i)Salaries, wages and contractor fees include social security costs and annual bonuses. During the year ended December 31, 2025, US$34,265 of salaries, wages and contract fees were capitalized (US$19,809 in 2024 and US$16,694 in 2023).
(ii)Represents compensation expenses stemming from share-based arrangements settled in the Group’s common shares. For further information refer to Note 2.11. Share-based payments and warrants contracts.
10. Amortization and depreciation
Amortization and depreciation expenses are composed of the following:

	2025	2024	2023
Amortization of intangible assets (Note 20)	23,857	15,511	10,816
Right-of-use asset amortization (Note 19)	730	421	627
Depreciation of Property, plant & equipment (Note 18)	1,673	1,245	782
Total	26,260	17,177	12,225
For further information related to amortization of intangible assets refer to Note 20. Intangible Assets.
11. Other results
Other results consist of the following categories:

	2025	2024	2023
Interest Income from Financial Instruments (i)	26,253	28,266	49,588
Fair value gains / (losses) of financial assets (i)	14,545	38,609	78,640
Finance income	40,798	66,875	128,228

	2025	2024	2023
Finance expense related to derivative financial instruments (ii)	(6,924)	(19,462)	(28,013)
Other finance expenses (iii)	(20,677)	(29,738)	(88,243)
Interest charges for lease liabilities (iv)	(254)	(501)	(578)
Finance costs	(27,855)	(49,701)	(116,834)
Inflation adjustment (v)	(4,204)	(6,655)	(12,537)
Total	8,739	10,519	(1,143)
(i)Includes financial income and gains resulting from the remeasurement of short-term liquid financial instruments and financial assets measured at fair value through profit and loss and financial assets measured at amortized cost. For further detail refer to Note 15. Financial assets.

DLocal Limited	F-28

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
(ii)Represents the rate implicit in derivative financial instruments not designated as hedging instruments. The Group elected to separate the spot element from the forward element of the derivative foreign exchange instruments and designated as a hedging instrument the changes in the fair value of the spot element. Changes in the fair value of the hedging portion of the derivative contract are recognized within Costs of Services while changes in the fair value of the non-designated portion; i.e. the forward element, are presented within Finance Costs. For further information refer to Note 24. Derivative financial instruments.
(iii)Mainly represented by net effects of foreign exchange results in subsidiaries and in an intra-group loan denominated in US Dollars between subsidiaries located in Argentina and Malta, the fair value adjustments of other financial arrangements.
(iv)Finance costs associated with lease liabilities resulting from the application of IFRS 16 Leases. For further information refer to Note 19. Leases.
(v)As required by IAS 29, the financial statements of the Group’s Argentina subsidiary was restated to reflect the purchasing power of the hyperinflationary currency. Therefore, a loss on net monetary position was recognized during the years ended December 31, 2025 and 2024.
12. Income Tax
In October 2021, members of the Organization for Economic Cooperation and Development (OECD) inclusive framework released the statement on a Two-Pillar solution to address the tax challenges arising from the digitalization of the economy. On 23 May 2023, the International Accounting Standards Board (IAS) issued “International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12” which clarify that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements Qualified Domestic Minimum Top-up Taxes. The Group has adopted these amendments. However, these amendments are not yet applicable for the current reporting year, as the Group's consolidated revenue has remained below the €750 million threshold, which is assessed based on the revenue over the last four reporting periods.
The income tax charge recognized in profit and losses included the following:

Current Income Tax	2025	2024	2023
Current Income Tax on profits for the year	(32,595)	(32,595)	(31,924)
Total Current Income Tax expense	(32,595)	(32,595)	(31,924)

Deferred income tax	2025	2024	2023
Increase/(Decrease) in deferred income tax assets	2,299	3,150	1,757
(Decrease)/Increase in deferred income tax liabilities	(1,458)	(1,105)	739
Total Deferred income tax benefit / (expense)	841	2,045	2,496
Income Tax expense	(31,752)	(30,550)	(29,428)
Deferred Tax Assets
The balance comprises temporary differences attributable to:

	2025	2024	2023
Tax Losses	3,110	793	233
Accrued Liabilities	2,967	3,196	773
Exchange differences	132	333	89
Other	1,457	1,045	1,193
Total	7,666	5,367	2,288
The recognized tax loss carry-forwards have a maximum expiration of 5 years.

DLocal Limited	F-29

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
Movements:

	Tax losses	Accrued liabilities		Exchange differences	Other	Total
At January 1, 2025	793	3,196		333	1,045	5,367
(Charged) / Credited to profit & loss	2,317	(229)	—	(201)	412	2,300
At December 31, 2025	3,110	2,967		132	1,457	7,666

	Tax losses	Accrued liabilities		Exchange differences	Other	Total
At January 1, 2024	233	773		89	1,193	2,288
Credited / (Charged) to profit & loss	560	2,423	—	244	(148)	3,079
At December 31, 2024	793	3,196		333	1,045	5,367
Deferred Tax Liabilities
The balance of Deferred Tax Liabilities is comprised of temporary differences attributable to:

	2025	2024	2023
Accrued receivables	2,662	795	353
Other	654	1,063	471
Total	3,316	1,858	824
Movements:

	Accrued receivables	Other	Total
At January 1, 2025	795	1,063	1,858
Credited / (charged) to profit & loss	1,867	(408)	1,459
At December 31, 2025	2,662	654	3,316

At January 1, 2024	353	471	824
Credited / (charged) to profit & loss	442	592	1,034
At December 31, 2024	795	1,063	1,858
As of December 31, 2025 and 2024, no deferred tax liability has been recognized for temporary differences related to investments in the Group subsidiaries. The Group has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and that it is probable there will be no reversal in the foreseeable future in a way that would result in a material charge to taxable profit.
Reconciliation of effective tax rate
The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to the profits of the consolidated entities. The income tax provision is determined based on the income tax rates in effect in each country where the Group operates. The following is a reconciliation of the income tax expense to the profit (loss) for the year, considering the applicable statutory tax rates in the jurisdictions where the Group has taxable operations. These rates range from 0% in jurisdictions such as the Cayman Islands to 35% in Argentina and Colombia. Other key tax rates include 5% in Malta, 21% in the United States, 25% in Ecuador, Panama, the United Kingdom and Uruguay, 30% in Kenya, Mexico, and Nigeria, and 34% in Brazil. In the remaining countries, tax rates range from 0% to 30%.

DLocal Limited	F-30

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
The Group’s effective Income Tax rate in 2025 was 11.5% (20.2% and 16.5% in the years ended December 31, 2024 and 2023, respectively). For 2025 and 2024, the Group applied for fiscal consolidation in Malta resulting in a domestic rate of 5%. The decrease in our effective income tax rate is mainly attributable to an increase in revenues generated in jurisdictions with lower statutory income tax rates, combined with lower revenues in jurisdictions with higher statutory income tax rate. The reconciliation between the effective Income Tax rate and the statutory rate in Malta of 5% in 2025, 2024 and 2023 was as follows:

	2025	2024	2023
Profit before Income Tax	228,654	151,019	178,514
Tax at the domestic rates applicable to profit before income tax in the respective jurisdiction	(11,433)	(7,551)	(8,926)
Permanent differences:
Tax effect of non-taxable income	11,229	897	822
Effects from entities taxes with different rates	(14,046)	(14,565)	(15,930)
Foreign Withholding Income Tax (1)	(3,823)	—	—
Other permanent differences (2)	(13,679)	(9,331)	(5,394)
Total	(31,752)	(30,550)	(29,428)
(1)    Represents foreign withholding taxes incurred in various jurisdictions, including dividend withholding taxes. As these amounts do not give rise to a tax credit or future tax benefit, they are presented as permanent differences in the income tax reconciliation.
(2) During the year ended December 31, 2025, other permanent differences included non-deductible expenses, the effect of income taxes accrued in subsidiaries and non taxable income.
In December 2024, the Company recorded an income tax expense of US$4,543 related to a claim from the Uruguayan Tax Authority concerning income taxes on foreign activities and transactions under the Free Zone regime held in 2022. Despite having strong arguments for its position, during the last quarter of 2024, the Company chose to settle with local tax authorities to resolve the matter. The Company and its external tax advisors are confident that there is no significant risk related to prior or subsequent periods. The related amount was paid in 2025 and no additional impact on income tax was recognized in 2025.
13. Capital Management
(a)Share capital and share premium
At the date of these consolidated financial statements, the total authorized share capital of the Group was US$3,000,000, divided into 1,500,000,000 shares par value US$0.002 each, of which:
•1,000,000,000 shares are designated as Class A common shares; and
•250,000,000 shares are designated as Class B common shares.
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

DLocal Limited	F-31

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
Authorized shares, as well as issued and fully paid-up shares, are presented below:

	2025		2024
	Amount	US$	Amount	US$
Issued and Fully Paid Up Shares of US$0.002 each
Class A Common Shares	165,877,764	332	151,420,944	302
Class B Common Shares	129,054,192	258	134,054,192	268
	294,931,956	590	285,475,136	570
Share Capital evolution
Share Capital as of January 1	285,475,136	570	295,991,665	591
i) Issue of common shares at US$0.002	1,299,314	3	1,067,176	2
ii) Warrant exercise (See Note 2.11.2)	8,157,506	17	—	—
iii) Repurchase of shares	—	—	(11,583,705)	(23)
Share capital as of December 31	294,931,956	590	285,475,136	570
(b)Share Premium
As of December 31, 2025 and 2024, dLocal issued 1,299.314 and 1,067.176 new Class A Common Shares receiving total proceeds of US$4,371 and US$1,853, respectively, related to the exercise of share-options.
(c)Treasury Shares
On May 13, 2024, the Board of Directors of Dlocal approved a share buyback program. The Company is authorized, but not obligated to purchase up to US$200 million of its Class A common shares from May 15, 2024, to May 31, 2025.
On August 13, 2025, the Board of Directors approved the cancellation of 18,754,887 Class A common shares held in treasury. The total amount of US$200,980 related to these shares was deducted for an amount of US$198,956 from the Share Premium until it was fully utilized, and the remaining US$2,024 was charged to Retained Earnings.
(d)Capital reserve
The Capital Reserve corresponds to reserves related to share-based payment plans, as described in Note 2.11. Share-based payments and warrants contracts of the Annual Financial Statements. As of December 31, 2025, the net effect of share-based payments amounts to US$9,203 comprising US$24,136 in share-based expenses and US$12,766 related to the exercise and vesting of share-based plans.
(e)Other Reserves
The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

DLocal Limited	F-32

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
(f)Earnings per share
The Group calculates basic and diluted earnings per share as discussed in Note 2.13. Equity. The calculations performed to derive basic and diluted EPS during the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Profit attributable to common shareholders (U.S. Dollars)	196,800,820	120,416,000	148,964,000
Weighted average number of common shares	290,969,221	290,014,019	291,982,305
Adjustments for calculation of diluted earnings per share(1)	10,773,576	15,122,271	10,976,123
Weighted average number of common shares for calculating diluted earnings per share	301,742,797	305,136,290	302,958,428
Basic earnings per share	0.68	0.42	0.51
Diluted earnings per share	0.65	0.39	0.49
(1)As of December 31, 2025, reflects to the dilutive effect of i) 3,305,330 average shares related to share-based payments (8,129,577 and 8,560,918 , respectively for the year ended December 31, 2024 and December 31, 2023); and ii) 7,468,246 average shares related to share-based payment plans with employees (6,992,694 and 2,415,205 , respectively for the years ended December 31, 2024 and 2023).
14. Cash and cash equivalents
As of December 31, cash and cash equivalents were as follows:

	2025	2024
Corporate cash and cash equivalents	424,498	189,029
Merchants' cash and cash equivalents (i)	295,399	236,143
Total	719,897	425,172
As of December 31, 2025, US$719,897 (US$425,172 on December 31, 2024) represents cash on hand, demand deposits and other short-term liquid financial instruments
(i)Merchant cash and cash equivalents includes freely available funds which belong to the merchants or their customers but are held by the Company.
15. Financial assets
(a)Classification of financial assets
Financial assets at Fair Value through Profit or Loss
Financial assets at fair value through profit or loss include the following:

Instrument	Reference		Maturity date	Interest rate (%)	Linked with	2025	2024
Argentina Treasury Bonds	TV24		Apr.25	—%	Dollar linked	—	—
Argentina Treasury Bonds	TDG24		Apr.25	—%	U.S. Dollar/CER index*	—	—
Argentina Treasury Bonds	TDE25		Jan.26	—%	U.S. Dollar/CER index*	—	2,149
Argentina Treasury Bonds	TV25		Mar.26	—%	Dollar linked	—	9,130
Argentina Treasury Bonds	TZV25		Jun.26	—%	Dollar linked	—	61,136
Argentina Treasury Notes	S31E5		Jan.26	—%	—	—	29,918
Argentina Treasury Notes	S29G5		Aug.26	—%	—	—	5,875
Argentina Treasury Notes	S30J5		Jun.26	—%	—	—	5,676
Argentina Treasury Notes	S31L5		Jul.26	—%	—	—	583
Other Money Market Funds	LFT		Jan.26	—%	—	—	14,852
Argentina Treasury Notes	D16E6	(i)	Jan-26	—%	Dollar linked	9,139	—
Brazil Money Market	LFT		Mar-26	—%	—	1,757	—
						10,896	129,319
*Stabilization Reference Coefficient adjusted by inflation

DLocal Limited	F-33

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
Financial assets at Amortized Cost:

Instrument	Reference		Maturity date	Interest rate (%)	Linked with	2025 (i)	2024 (i)
US Treasury Bonds	US912797RU32	(i)	Feb-26	0.0%	—	16,759	—
US Treasury Bonds	US912797QN08	(i)	May-26	0.0%	—	48,244	—
US Treasury Bonds	US912797QX89	(i)	Jun-26	0.0%	—	7,563	—
US Treasury Bonds	US912797RF64		Jul-26	0.0%	—	7,563	—
US Treasury Bonds	US912797SW88	(i)	May-26	0.0%	—	7,563	—
Banco Diners	C049001		Nov-26	5.65%	—	501	—
						88,193	—
						99,089	129,319
(i)    As of December 31, 2025 and December 31, 2024, certain financial assets with a carrying amount of US$74,478 and US$42,052, respectively, were held as security for the borrowings detailed in Note 22. Financial Liabilities.
(b)Amounts recognized in profit or loss
Information about the Group’s impact on profit or loss of bonds is discussed in Note 11. Other results
(c)Risk exposure and fair value measurements
Information about the Group’s exposure to price risk is discussed in Note 30. Financial risk management.
16. Trade and Other Receivables
Trade and Other Receivables of the Group are composed of the following:

Current	2025	2024
Trade receivables	521,736	457,312
Loss allowance	(856)	(148)
Trade receivables net (i)	520,880	457,164
Advances and other receivables (ii)	51,144	39,549
Total Current Trade and Other Receivables	572,024	496,713

Non current
Advances and other receivables (ii)	25,982	18,044
Total Non Current Trade and Other Receivables	25,982	18,044
(i)    Trade Receivables represent uncollateralized amounts due from acquirers, processors, merchants and collection entities for services performed that will be collected in less than one year. As a result, they are classified as current. No financial assets are past due. All Trade and other receivables have been assigned in “normal” credit risk rating which applies to financial assets for which a significant increase in credit risk has not occurred since initial recognition.
(ii)    Advances and other receivables include payments made in advance to third parties, such as processors, tax authorities and others. In 2025, the Company recognized US$2,077 write-off of Advances and other receivables due from a third-party payment processor. The Company filed a legal claim against such payment processor for the entirety of the amounts (including the written-off balance and the unpaid installments disclosed in Note 17. Other assets).The Company, together with its external legal counsel, continues to believe that it has good prospects of recovering the written-off balance and the amounts due (see Note 17 – Other assets) and that this matter should not result in any material additional loss to the Company.

DLocal Limited	F-34

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
Loss allowance and impairment losses
The following table presents the evolution of the Group’s loss allowance:

	2025	2024
As of January 1	(148)	(459)
Decrease/(increase) in loss allowance for trade receivables	(1,593)	(440)
Reversal of write-off	11	—
Write-off	874	751
As of December 31	(856)	(148)
Net impairment (loss) for trade receivables	(2,189)	(440)
Initial recognition and subsequent measurement the Group applies the simplified approach to determine expected credit losses on trade receivables.
To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due.
The expected loss rates are based on the payment profiles of debtors over a period of 48 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate was determined at 0.3% for December 31, 2025 (0.1% on December 31, 2024).
17. Other Assets
Other assets are composed of the following:

Current	2025	2024
Money held in escrow and guarantees due to: (i)	5,081	6,966
-Banks requirements	3,646	3,869
-Processors and others requirements	1,427	2,974
-Credit card requirements	8	123
Rental guarantees	14	220
Other financial asset measured as FVPL (ii)	24,512	11,619
Total current Other Assets	29,607	18,805
Non Current
Other financial asset measured as FVPL (iii)	5,614	4,695
Total Non Current Other Assets	5,614	4,695
(i)Includes own funds and investments held in escrow and guarantees required by processors, credit cards, and merchants. In 2024, some merchants entered into stand by credit letters with banks that required the Group to maintain certain collaterals in such banks. Amounts held in escrow also include funds held in a pledge account to collateralize overdrafts and pre-settlements agreements with a bank. Finally, it also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.
(ii)In December 2024 and in June 2025, dLocal entered into short-term credit facility agreements with AZA Finance, a fintech company specializing in cross-border payments and foreign exchange solutions in Africa, as a working capital facility at 7% and 15% annual interest rates. The total principal outstanding credit facility balance in December 2025 was US$22,500 and accrued interest was US$1,599. These agreements encompass a call option (the "Call Option") that grants dLocal the right to acquire designated entities or groups of assets from the borrower group The exercise of the Call Option is strictly subject to prior approval by relevant regulatory authorities to the extent that entities are acquired in certain jurisdictions. As of December 31, 2025, dLocal maintained no potential voting rights or significant influence over AZA Finance. These instruments are classified and measured at fair value through profit or loss (FVPL) in accordance with IFRS 9. The recoverability of these assets is reassessed on a recurring basis. On February 27, 2026, the Company exercised the Call Option acquiring shares of an entity and certain assets (see Note 32 - Subsequent events).
(iii)The financial asset measured at FVPL relates to amounts contractually due from a third-party payment processor. During 2025, the Company reassessed the recoverable amount of this asset and recognized a fair value adjustment in financial results. As of December 31, 2025, the carrying amount totaled US$5,604. The Company has formally initiated a legal claim against the third-party payment processor. While the legal proceedings are ongoing, dLocal continues to monitor developments and assess the recoverability of the remaining balance in accordance with the accounting policies and applicable accounting standards. The Company, together with its external legal counsel, continues to believe that it has good prospects of recovering the total amounts, including the written off (see Note 16 – Trade and other receivables) and that this matter should not result in any material additional loss to the Company.

DLocal Limited	F-35

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
18. Property, Plant and Equipment
Property, Plant and Equipment of the Group correspond to computer equipment and building improvements that are stated at cost less accumulated depreciation.

	2025			2024
	Computer Equipment	Building improvements	Total	Computer Equipment	Building improvements	Total
Cost	5,480	1,257	6,737	3,775	1,257	5,032
Accumulated depreciation	(2,890)	(470)	(3,360)	(1,771)	(344)	(2,115)
Opening book value, January 1	2,590	787	3,377	2,004	913	2,917
Additions	2,281	—	2,281	2,779	—	2,779
Disposals	—	—	—	(1,074)	—	(1,074)
Depreciation of the year	(1,129)	(544)	(1,673)	(1,119)	(126)	(1,245)
Total as of December 31	3,742	243	3,985	2,590	787	3,377
Cost	7,761	1,257	9,018	5,480	1,257	6,737
Accumulated depreciation	(4,019)	(1,014)	(5,033)	(2,890)	(470)	(3,360)
The Group did not impair Property, Plant and Equipment during 2025 and 2024, nor did it reverse any previously recognized impairment losses. Additionally, the Group did not have commitments to purchase any property, plant and equipment at year end.
For further details on accounting policies refer to Note 2.7. Property, plant and equipment .
19. Leases
The Group’s lease contracts refer to the use of explicitly defined office facilities in different countries, where it obtains substantially all of the economic benefits and has the right to direct the use of such offices.
(a)Amounts recognized in the Consolidated Statements of Financial Position

	2025	2024
Right-of-use assets
Offices	2,995	3,645
	2,995	3,645

	2025	2024
Lease liabilities
Current	1,076	1,137
Non-current	2,309	2,863
	3,385	4,000
During 2025 no new leases were recognized (no new leases in 2024).

DLocal Limited	F-36

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
(b)Amounts recognized in the Consolidated Statements of Comprehensive Income
The Consolidated Statements of Comprehensive Income shows the following amounts relating to leases:

	2025	2024
Amortization of right-of-use assets
Offices	730	421
	730	421
Interest charges for lease liabilities (included within Finance Costs line item)	254	501
Leases expense for short-term leases (included within General and administrative expense line item)	943	823
The principal cash outflow for leases during 2025 was US$601 (US$552 in 2024).
20. Intangible Assets
Intangible assets of the Group correspond to acquired software, capitalized expenses related to internally generated software and acquired merchant agreements, and are stated at cost less accumulated amortization.

	2025			2024
At January 1,	Internally generated software	Acquired intangible assets	Total	Internally generated software	Acquired intangible assets	Total
Cost	60,255	41,034	101,289	40,446	39,901	80,347
Accumulated amortization	(30,096)	(7,875)	(37,971)	(16,683)	(5,777)	(22,460)
Opening book value as of January 1	30,159	33,159	63,318	23,763	34,124	57,887
Additions (i)	34,265	239	34,504	19,809	1,133	20,942
Amortization of the year	(20,787)	(3,070)	(23,857)	(13,413)	(2,098)	(15,511)
Total as of December 31	43,637	30,328	73,965	30,159	33,159	63,318
Cost	94,520	41,273	135,793	60,255	41,034	101,289
Accumulated amortization	(50,883)	(10,945)	(61,828)	(30,096)	(7,875)	(37,971)
(i)The additions of the year include US$34,265 related to capitalized salaries and wages (US$19,809 as of December 31, 2024).
At December 31, 2025 and 2024 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test. Refer to Note 2.8. Intangible assets and Note 2.9. Impairment of non-financial assets for further detail related to the Group’s accounting policies related to the accounting for intangible assets.
21. Trade and Other Payables
Trade and Other Payables are composed of the following:

	2025	2024
Trade Payables	812,895	562,749
Accrued Liabilities	3,418	9,895
Other Payables	38,123	25,143
Total	854,436	597,787
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

DLocal Limited	F-37

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
22. Financial Liabilities
Financial liabilities breakdown is as follows:

	2025	2024
Borrowings (i) (ii)	86,713	39,768
Bank overdraft (iii)	185	10,687
Total Finance Liability (iv)	86,898	50,455
(i)As of December 31, 2025 and December 31, 2024, the Group entered into borrowing agreements and, as of December 30, 2025, issued promissory notes denominated in Argentinean Pesos (AR$) with a financial institution in Argentina. The borrowing is agreed on a daily basis and pays an annual interest rate with reference to BADLAR, which represents the average interest rate on time deposits in Argentinean pesos published by the Central Bank of Argentina. The promissory notes have short-term maturities and interest at an annual rate referenced to TAMAR, the average lending rate in Argentine pesos published by the Central Bank of Argentina. The borrowings cost as of December 31, 2025 amounts to US$20,677 recognized in processing cost as merchant advances finance cost (see Note 6. Revenues and Cost of Services). As part of this financing, as of December 31, 2025, and December 31, 2024, certain financial assets for a carrying amount of US$74,478 and US$42,052, respectively, were held as security of this borrowing (see Note 15. Financial assets for additional information).
(ii)In December 2024, dLocal Colombia S.A.S, entered into a loan agreement with Citibank Colombia S.A. in a total of COP 14,000,000 (US$3,177), which matured on March 01, 2025. The loan, including principal and accrued interest, was fully repaid and no amounts remained outstanding as of December 31, 2025.
(iii)As of December 31, 2025, the Group recognized an overdraft balance at dLocal Chile related to a credit line agreement with Itaú Chile. As of December 31, 2024, it is mainly related to an overdraft balance with a financial institution in Uruguayan Pesos (UYU) in Uruguay to fund advances to merchants. This overdraft facility is a short-term liability with an annual interest rate of 11%.
(iv)Financial liabilities are presented net of cash payments, have a high turnover, the amounts are large, and the maturity period is three months or less.
23. Tax Liabilities
Tax liabilities include the following:

	2025	2024
Income tax payable	18,116	19,682
Other tax liabilities	3,384	1,833
Income tax perception	1,505	843
Digital services withholding VAT	1,879	990
Total	21,500	21,515
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

DLocal Limited	F-38

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

Transaction	Type Contract	Notional amount in US$ as of December 31, 2025	Outstanding balance as of December 31, 2025 - Derivative financial assets / (liabilities)	Outstanding notional amount as of December 31, 2024	Outstanding balance as of December 31, 2024 - Derivative financial assets / (liabilities)
Assets
Buy EUR
US Dollar	Futures Contract	5,698	21	—	—
Buy US$
Mexican Peso	Futures Contract	—	—	9,780	287
South African Rand	Futures Contract	—	—	13,870	727
Mexican Peso	Forward	—	—	9,899	256
Moroccan Dirham	Forward	—	—	4,482	35
South African Rand	Forward	—	—	26,961	749
Brazilian Real	Non-delivery forwards	—	—	17682	378
Indian Rupee	Non-delivery forwards	3,475	16	176	1
United Arab Emirates Dirham	Forward	900	—	—	—
Argentine Peso	Futures Contract	4,300	11	—	—
Peso filipino	Non-delivery forwards	4,500	4	—	—
Sell EUR
US Dollar	Futures Contract	—	—	(18,065)	152
US Dollar	Forward	(15,294)	3	—	—
Sell US$
South African Rand	Forward	—	—	—	—
Argentine Peso	Futures Contract	—	—	(1,000)	252
Brazilian Real	Non-delivery forwards	(10,961)	85	(7,707)	37
Peruvian Sol	Non-delivery forwards	—	—	—	—
Total			140		2,874

Liabilities
Buy EUR
Moroccan Dirham	Forward	—	—	—	—
US Dollar	Forward	31,874	(45)	3,383	(13)
US Dollar	Futures Contract	—	—	39,223	(547)
Buy US$
Chilean Peso	Forward	27,128	(198)	15,979	(29)
United Arab Emirates Dirham	Forward	—	0	133	—
South African Rand	Forward	5,064	(27)	—	—
Saudi Riyal	Forward	4,504	(5)	6,755	(11)
Moroccan Dirham	Forward	8,740	(167)	—	—
Uruguayan peso	Forward	—	—	5,392	(71)
Mexican Peso	Forward	5,407	(132)	—	—
Turkish Lira	Forward	1,533	(31)	—	—
Thai Baht	Forward	2,887	(8)	—	—
Argentine Peso	Futures Contract	—	—	1,900	(232)
Mexican Peso	Futures Contract	10,864	(176)	—	—
Brazilian Reais	Non-delivery forwards	7,929	(142)	—	—
Peruvian Sol	Non-delivery forwards	—	—	—	—
Vietnamese Dong	Non-delivery forwards	5,000	(48)	6,334	(7)
Argentine Peso	Non-delivery forwards	—	—	37,200	(4,968)
Nigerian Naira	Non-delivery forwards	4,759	(179)	2,000	(33)

DLocal Limited	F-39

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

Transaction	Type Contract	Notional amount in US$ as of December 31, 2025	Outstanding balance as of December 31, 2025 - Derivative financial assets / (liabilities)	Outstanding notional amount as of December 31, 2024	Outstanding balance as of December 31, 2024 - Derivative financial assets / (liabilities)
Egyptian Pound	Non-delivery forwards	12,908	(379)	8,965	(96)
Pakistani Rupee	Non-delivery forwards	4,193	(30)	0	0
Sell US$
South African Rand	Forward	—	—	(6,654)	(104)
South African Rand	Futures Contract	—	—	(6,662)	(116)
Total			(1,567)		(6,227)

			2025	2024	2023
Net gain/(loss) on foreign currency forwards recognized in ‘Costs of Services’ (Note 6)			(4,423)	13,461	17,433
Net loss on foreign currency forwards recognized in ‘Finance Costs’ (Note 11)			(6,924)	(19,462)	(28,013)
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
25. Provisions
(a)Current or potential proceedings for labor provisions and civil claims
The Group has been associated with civil and labor lawsuits that present potential loss risk. Provisions for losses arising from these lawsuits and potential labor contingencies are recognized when management, based on assessments by the Group’s legal advisors, determines that an outflow of resources is more likely than not required to settle the obligation and that a reliable estimate of the amount can be made.
As of December 31, 2025, the total amount recognized for existing contingencies classified as probable by the Group, as evaluated by its legal advisors, is US$0.4 million. This amount includes provisions for labor contractor claims of US$0.3 million and civil claims of US$0.1 million.
(b)Movements in provisions
Movements in Labor provisions are set out below:

	2025	2024
Carrying amount as of January 1	500	362
Reversal	(180)	(92)
Interest charges	4	11
Additions	109	219
Carrying amount as of December 31	433	500

DLocal Limited	F-40

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
(c)Other legal matters
a)Class action lawsuits
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
On May 12, 2023, plaintiffs in the Zappia and Hunt Actions jointly filed a consolidated amended complaint. On July 11, 2023, the Company filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and the Company filed a reply in further support of its motion to dismiss on September 22, 2023. On February 29, 2024, the court presided over oral argument on the motion. On March 20, 2025, the court issued a decision and order granting the motion and dismissing the complaint as to all moving defendants, including dLocal. On April 18, 2025, the plaintiffs filed a notice of appeal of the decision and order granting the motion to dismiss. On October 20, 2025, the plaintiffs filed their opening appellate brief against the Company in the Supreme Court of the State of New York, Appellate Division, First Judicial Department. The Company’s response brief was filed on January 9, 2026, and Plaintiffs submitted a reply brief on February 13, 2026. Oral argument on Plaintiffs’ appeal is currently scheduled for March 25, 2026.
The Company has also been named, along with several of its senior executives and/or directors, in a putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 10b-5 promulgated thereunder. This lawsuit, captioned Laurenzi v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.) (Laurenzi Action), was initiated on October 6, 2023. On January 4, 2024, the Court appointed a Lead Plaintiff. On March 18, 2024, Lead Plaintiff filed an amended class action complaint. The amended complaint alleges misstatements and omissions in the registration statement for the Company’s June 2021 initial public offering and in various public filings and press releases during the period of June 2, 2021, through June 5, 2023. Pursuant to a schedule agreed upon with Lead Plaintiff’s counsel, the Company filed on April 30, 2024, a letter, as required by court rules, requesting a pre-motion conference regarding an anticipated motion to dismiss the Laurenzi Action in full. Lead Plaintiff responded to that letter on May 14, 2024. On June 10, 2024, the court held the requested preliminary conference and set a schedule for briefing on the Company’s motion to dismiss. The Company served its opening brief on August 9, 2024, Lead Plaintiff served an opposition on October 11, 2024, and the Company served its reply on November 8, 2024. The court has not yet indicated whether it will hear oral argument on the Company’s motion, and no other proceedings are currently ongoing or scheduled. On July 9, 2025, the court issued an order holding the motion “in abeyance” until six months after the issuance of letters rogatory addressed to certain individual defendants. On August 20, 2025, the court formally issued letters rogatory addressed to such individual defendants. On February 10, 2026, the court granted at Lead Plaintiff’s request an extension of time until April 15, 2026 to effectuate international service of process on such individual defendants. Those individual defendants received international service of process in approximately early March 2026 and will respond to the operative complaint in due course.
Due to the preliminary posture of the above-described lawsuits as of the date of issuance of these Consolidated Financial Statements, the Company’s management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies has been recorded for the aforementioned matters. DLocal Limited intends to defend itself vigorously in these actions. As of the date of issuance of the Company’s Consolidated Financial Statements there were no further updates in this regard.
b)Developments in Argentina
Argentina is subject to extensive foreign exchange regulations. We regularly consult with our legal advisors in Argentina regarding the applicability of these regulations to our operations. Additionally, in 2023, certain administrative and judicial inquiries were initiated concerning our Argentinean subsidiary, dLocal Argentina S.A. These inquiries do not seek penalties at this stage. Based on consultations with our legal advisors, we believe our activities comply with applicable laws and regulations, including foreign exchange and tax regulations. As of the date of this filing, no new developments have emerged in 2025 regarding these matters.

DLocal Limited	F-41

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
26. Other contingent assets, liabilities and commitments
As of December 31, 2025 and 2024, the Group had no outstanding contingent assets or liabilities, except for the labor contingencies detailed in Note 25. Provisions.
As of December 31, 2025, the Group had US$5,081 (US$6,966 as of December 31, 2024) of its own funds and investments held in escrow and guarantees required by processors, credit cards and merchants, included within the line item “Other assets”. The Group held certain financial assets with a carrying amount of US$74,478 (US$42,052 as of December 31, 2024), as security for the borrowings detailed in Note 22. Financial Liabilities, included within the line item "Financial assets".
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
The following table presents the recognized financial instruments that are offset as at December 31, 2025 and 2024:

	Effects of offsetting on the Consolidated Statements of Financial Position
2025	Gross amounts	Gross amounts set off	Net amounts presented
Financial assets	US$	US$	US$
Cash and cash equivalents	719,897	—	719,897
Financial assets at FVPL	99,089	—	99,089
Trade and other receivables	558,154	13,870	572,024
Derivative financial instruments	140	—	140
Other assets	29,607	—	29,607
Total	1,406,887	13,870	1,420,757
Financial liabilities
Trade and other payables	868,306	(13,870)	854,436
Lease Liabilities	3,385	—	3,385
Derivative financial instruments	1,567	—	1,567
Financial liabilities	86,898	—	86,898
Total	960,156	(13,870)	946,286

2024	Gross amounts	Gross amounts set off	Net amounts presented
Financial assets	US$	US$	US$
Cash and cash equivalents	425,172	—	425,172
Financial assets at FVPL	129,319	—	129,319
Trade and other receivables	504,529	(7,816)	496,713
Derivative financial instruments	2,874	—	2,874
Other assets	18,805	—	18,805
Total	1,080,699	(7,816)	1,072,883
Financial liabilities
Trade and other payables	614,762	(16,975)	597,787
Lease Liabilities	4,000	—	4,000
Derivative financial instruments	6,227	—	6,227
Financial liabilities	50,455	—	50,455
Total	624,989	(16,975)	608,014

DLocal Limited	F-42

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
The gross amount of assets and liabilities that have been offset and presented above primarily relate to trade receivables resulting from fees earned from merchants that are offset against liabilities to merchants and trade payables resulting from fees charged by processors that are offset against receivables from processors. The Group determined these balances meet the IFRS 7 offsetting requirements since an enforceable legal right to offset the balances exists, and the Group intends to settle such transactions on a net basis. No arrangements with merchants that provide the Group with the right to offset exist where the offsetting criteria have not been met.
28. Related parties
(a)Related Party Transactions
In June 2023, Dlocal Argentina S.A. entered into a loan agreement with Dlocal Group for a total amount of US$100,000, which matured in August 2025. In August 2024, Dlocal Argentina S.A. partially repaid the intra-group loan by transferring approximately US$69,100 worth of Argentine government bonds and note 16, to the subsidiary in Malta. In October 2024, Dlocal Argentina S.A. made an additional repayment of US$5,000 and in May 2025 an additional repayment of US$23,266, reducing the outstanding loan balance. In September 2025, DLocal Group made a final repayment of US$11,639, thereby fully settling the outstanding balance. Since both subsidiaries are fully consolidated, the outstanding balances have been eliminated. The primary impact on the consolidated financial statements relates to foreign exchange losses incurred by Dlocal Argentina S.A. For further detail refer to Note 11. Other results.
(b)Key Management compensation
The Group’s Executive Team and Director compensation was as follows:

	2025	2024	2023
Short-term employee benefits – Salaries and wages	5,438	3,529	2,177
Long-term employee benefits – Share-based payment	17,101	16,222	6,822
	22,539	19,751	8,999
(c)Transactions with other related parties
The following transactions occurred with related parties:

	2025	2024	2023
Transactions with merchants – Revenues	821	271	1,494
Transactions with collection entities – Costs	(27,873)	(911)	(53)
Transactions with other related parties – Financial expenses (item (a)) (1)	(5,007)	(22,602)	(81,024)
(1)   Foreign exchange losses not eliminated on the consolidated financial statements, refer to Note 11.
(d)Outstanding balances arising from transactions with related parties
The following balances are outstanding at the end of the reporting year in relation to transactions with related parties:

	2025	2024
Balances with merchants – trade payables	(1,738)	—
Balances with collection entities – Trade payables	(65)	(429)
Balances with collection entities – Trade receivables	12,012	6,853
Balances with collection entities – Advances and other receivables	12,081	—
All transactions with related parties were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured and are repayable in cash.

DLocal Limited	F-43

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
29. Share-based payment
Set out below are summaries of RSUs, PSUs and stock option for 2025 and 2024:

	2025		2024
	Average exercise price (U.S. Dollars)	Number of options and RSUs and PSUs	Average exercise price (U.S. Dollars)	Number of options and RSUs and PSUs
At the beginning of the year	5.32	7,507,841	6.86	6,962,302
Granted during the year	0.002	1,905,684	1.76	2,446,559
Exercised during the year	6.89	(1,299,314)	0.50	(1,067,176)
Cancelled during the year	—	—	—	(4,158)
Forfeited during the year	13.18	(473,050)	13.96	(829,686)
At the end of the year	3.73	7,641,161	5.32	7,507,841
Vested and exercisable at the end of the year	7.84	1,652,474	8.73	1,167,552
No options expired during the periods covered in the above table.
As of December 31, 2025, the Group has 180,000PSUs (2024 - 180,000), 5,609,299 RSUs (2024 - 5,609,299) and 1,851,862 Stock Options (2024 - 2,781,770) outstanding.
As of December 31, 2025, total compensation expense of the plans was US$24,136 (2024 - US$23,780).
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
The Group uses certain methodologies to estimate fair value of the options and warrants granted which include the following:
•Estimation of fair value based on equity transactions with third parties close to the grant date.
•Other valuation techniques including option pricing models such as Black-Scholes.
•Expected exercise: Represents the period in which the compensation related to the Option Plan should remain outstanding and was based on the average of the earliest date at which an option could be exercised which is the end of the vesting period and the date of the contractual life.
•Expected volatility: Expected volatility between 60% and 55% using historical and implied stock price volatility from guideline companies, adjusted for size and leverage.
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
(a)Risk Management Framework
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

DLocal Limited	F-44

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
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
(b)Credit Risk
Credit risk is the risk that a merchant or a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the group’s exposures to third parties, including cash and cash equivalents and financial instruments and from its operating activities, primarily related to trade and other receivables.
The carrying amount of financial assets represents the Group’s maximum credit exposure:

	2025	2024
Cash and Cash Equivalents	719,897	425,172
Financial Assets	99,089	129,319
Trade and Other Receivables	572,024	496,713
Derivative Financial Instrument	140	2,874
Other Assets	29,607	18,805
	1,420,757	1,072,883
The table below discloses the external credit risk ratings for the Group’s current Trade and Other Receivables, based on the geographical regions in which the Trade and Other Receivables are held:

	2025		2024
Risk rating	Expected loss rate	Amounts	Expected loss rate	Amounts
A	1.00%	44,385	0.02%	24,896
AA	0.00%	97,726	0.01%	935
AAA	0.00%	156	—%	14,846
B	7.00%	10,441	0.05%	32,167
BB	5.00%	225,659	0.04%	182,475
BBB	3.00%	80,864	0.03%	161,433
C	15.00%	—	0.08%	2,072
CC	12.00%	—	0.07%	64,920
CCC	9.00%	112,793	0.06%	12,969
		572,024		496,713
Financial Assets at Fair Value through profit or loss and cash and cash equivalents
Credit risk from balances with financial institutions and other third parties are managed in accordance with the Group’s policy. Financial assets consist of debt securities and other financial instruments with financial institutions that expose the Group to an acceptable level of credit risk.

DLocal Limited	F-45

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
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
(c)Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For the Group, market risk may comprise interest rate risk and foreign currency risk and other price risk.
The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
Interest Rate Risk
Interest rate risk arises from the possibility of the Group incurring losses due to fluctuations in interest rates, and by extension, future cash flows, of a financial instrument. The Group is not exposed to cash flows interest rate risk, as it does not hold financial instruments subject to variable interest rates.
Other price risk
The primary goal of the Group’s investment in debt securities is to hold such investments for short and long-term strategic purposes. Certain investments are designated as at FVPL because their performance is actively monitored and they are managed on a fair value basis.
Sensitivity analysis - Other price risk
The Group’s investments in debt securities are mainly listed on the Argentinean Stock Exchange (Bolsas y Mercados Argentinos - BYMA), measured at FVPL and U.S Treasury Bills measured at amortized cost, For the investments classified as FVPL, the impact of a 10% increase in the market price at the reporting date on profit or loss would have been an increase of US$1,089.6 after tax. An equal change in the opposite direction would have decreased profit or loss by US$1,089.6 after tax.
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
As of December 31, 2025 and 2024 the Group is exposed to foreign currency risk on monetary amounts denominated in a currency other than the functional currency of the respective subsidiaries, which is mainly comprised by cash and cash equivalents, trade receivables and trade payables in the service providers in Latin America, Asia and Africa. The following table presents the top five currencies net balances:

DLocal Limited	F-46

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

2025			(Gain)/loss
Account	Currency	Amount	% increase	Amount	% decrease	Amount
Total net (assets)/liabilities	Euro	30,639	10%	3,064	-10%	(3,064)
	Philippine peso	(20,132)	10%	(2,013)	-10%	2,013
	Egyptian pound	(19,916)	10%	(1,992)	-10%	1,992
	Chilean peso	(12,687)	10%	(1,269)	-10%	1,269
	Turkish lira	(11,939)	10%	(1,194)	-10%	1,194
	Total	(34,035)		(3,403)		3,403

2024			(Gain)/loss
Account	Currency	Amount	% increase	Amount	% decrease	Amount
Total net (assets)/liabilities	Argentine peso	19,213	10%	(1,921)	-10%	1,921
	Brazilian real	34,509	10%	(3,451)	-10%	3,451
	Colombian peso	19,761	10%	(1,976)	-10%	1,976
	Mexican peso	47,423	10%	(4,742)	-10%	4,742
	Nigerian naira	(23,939)	10%	2,394	-10%	(2,394)
	Total	96,967		(9,696)		9,696
Exposure is presented in thousands of U.S. Dollars. As discussed in Note 24. Derivative financial instruments, the Company entered into foreign currency exchange forward contracts to mitigate this risk and reduce the economic and financial statement impact.
(d)Liquidity Risk
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

Contractual maturities of financial liabilities December 31, 2025	Less than 6 months	6-12 months	Between 1 and 2 years	More than 2 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade and other payables	854,436	—	—	—	854,436	854,436
Financial Liabilities	86,898	—	—	—	86,898	86,898
Leases liabilities	488	449	849	2,254	4,040	3,385
Total non-derivatives	941,822	449	849	2,254	945,374	944,719
Derivatives
Derivative financial instruments	1,567	—	—	—	1,567	1,567
Total derivatives	1,567	—	—	—	1,567	1,567

DLocal Limited	F-47

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

Contractual maturities of financial liabilities December 31, 2024	Less than 6 months	6-12 months	Between 1 and 2 years	More than 2 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade and other payables	597,787	—	—	—	597,787	597,787
Leases liabilities	408	410	825	3,033	4,676	4,000
Total non-derivatives	598,195	410	825	3,033	602,463	601,787
Derivatives
Derivative financial instruments	6,227	—	—	—	6,227	6,227
Total derivatives	6,227	—	—	—	6,227	6,227
(e)Fraud Risk
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
(f)Capital Management
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
The Group monitors capital using Net Cash/Debt. Net Cash is composed as follow:

	2025	2024
Cash and cash equivalents	719,897	425,172
Financial assets at fair value through profit or loss	99,089	129,319
Financial liabilities	(86,898)	(50,455)
Lease liabilities	(3,385)	(4,000)
Net Derivative financial instrument	(1,427)	(3,353)
Net cash	727,276	496,683
Cash and liquid investments	818,986	554,491
Gross debt	(91,710)	(57,808)
Net cash	727,276	496,683
Additionally, as part of the requirements for maintaining its financial institution licenses, DLocal Limited, Dlocal Opco UK and Dlocal Brasil Instituição de Pagamentos S.A., are the main Group’s licensee subsidiary. As of December 31, 2025 these subsidiaries are subject to a minimum capital requirements of EUR3,311,108, US$670,758 and BRL105,169,657, respectively. As of December 31, 2025 and 2024, such capital requirements were fulfilled.
31. Fair value hierarchy
The following tables show financial instruments recognized at fair value for the years ended December 31, 2025 and 2024. Fair values have been determined based on:
•Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.
•Level 2: Other techniques for which all inputs that significantly impact the recorded fair value are observable, directly or indirectly.

DLocal Limited	F-48

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
•Level 3: Techniques which use inputs that significantly impact the recorded fair value that are not based upon observable market data.
The table also includes financial instruments measured at amortized cost. The Group determined the book value of such instruments approximates their fair value.

December 31, 2025	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and Cash Equivalents	53,670	666,227	719,897	53,670	—
Cash and Demand deposit	—	666,227	666,227	—	—
Money Market Fund and Others	53,670	—	53,670	53,670	—
Financial Assets	10,896	88,193	99,089	10,896	—
Other Assets (1)	30,126	5,095	35,221	—	30,126
Trade and Other Receivables	—	598,006	598,006	—	—
Derivative financial instruments (1)	140	—	140	—	140
	94,832	1,357,521	1,452,353	64,566	30,266

December 31, 2025	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(854,436)	(854,436)	—	—
Derivative financial instruments (1)	(1,567)	—	(1,567)	—	(1,567)
Finance liability	—	(86,898)	(86,898)	—	—
Lease Liabilities	—	(3,385)	(3,385)	—	—
	(1,567)	(944,719)	(946,286)	—	(1,567)

December 31, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and Cash Equivalents	53,490	371,682	425,172	53,490	—
Cash and Demand deposit	—	371,682	371,682	—	—
Money Market Fund and Others	53,490	—	53,490	53,490	—
Financial Assets at Fair Value through Profit or Loss	129,319	—	129,319	129,319	—
Other Assets (1)	16,314	7,186	23,500	—	16,314
Trade and Other Receivables	—	514,757	514,757	—	—
Derivative financial instruments (1)	2,874	—	2,874	—	2,874
	201,997	893,625	1,095,622	182,809	19,188

December 31, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(597,787)	(597,787)	—	—
Derivative financial instruments (1)	(6,227)	—	(6,227)	—	(6,227)
Finance liability	—	(50,455)	(50,455)	—	—
Lease Liabilities	—	(4,000)	(4,000)	—	—
	(6,227)	(652,242)	(658,469)	—	(6,227)
(1)    The most frequently applied valuation techniques for derivatives and certain assets (Note 17. Other Assets) include forward pricing and discounted cash flow models. The models incorporate various inputs including foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract.
There was no transfer of items between Level 2 and Level 3, acquisitions, disposals or gains or losses recognized in profit for the period related to Level 3 instruments occurred. Consequently, as of December 31, 2025 and 2024, the Group did not recognize any financial assets under Level 3.

DLocal Limited	F-49

DLocal Limited
Notes to the Consolidated Financial Statements
At December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)
32. Subsequent events
On February 27, 2026, the Group acquired certain assets and 100% share capital of Mint Code Solutions S.A., Cameroon from NeWurth S.A and its subsidiaries (collectively referred to as the Call Option Assets or NeWurth Business) as a result of exercising a Call Option with NeWurth. Total consideration paid of US$22,951 was settled through a combination of cash (US$1) and the release of the outstanding credit facility net of cash received and acquired as of the exercise date.
The acquisition was made to enhance the Group's position in the cross-border payments market and expand its presence in Africa.
As part of the intangible asset identification and purchase price allocation, certain intangible assets, such as customer contracts, platform, intellectual property, license and others are expected to be recognized. A full purchase price allocation is in progress as of the date of issuance of these financial statements, although the Company is allowed to determine the final purchase price allocation in a period of 12 months from the acquisition date.
On March 13, 2026, the Company's Board of Directors authorized a new share repurchase program to purchase up to US$300,000,000 of Class A common shares, expiring at the earliest of March 19, 2027 or upon reaching the US$300,000,000 repurchase limit.
On March 13, 2026, the Company’s Board of Directors authorized and declared a cash dividend of an aggregate of US$57,211,274, equivalent to approximately US$0.1939 per share (subject to adjustment according to the number of shares outstanding as of the record date), to shareholders of record as of the close of the business day on May 27, 2026, to be paid on or about June 10, 2026.

DLocal Limited	F-50